Form 20-F
period 2022-12-31
Tremor International Ltd.
filed 2023-03-07
CIK 1849396

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2022

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

Sagi Niri

Chief Financial Officer

sniri@tremorinternational.com

82 Yigal Alon Street

Tel Aviv, 6789124, Israel

+972-3-545-3900

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares	TRMR	The Nasdaq Stock Market LLC (Global Market)
Ordinary shares, par value NIS 0.01 per share*

*  Not for trading, but only in connection with the listing of the American Depositary Shares, each American Depositary Share representing 2 ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 144,477,962 ordinary shares, par value NIS 0.01 per share (excluding Treasury Shares) and including 29,442,508 ordinary shares in the form of American Depositary Shares) (as of December 31, 2022)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting fi rm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☒ No ☐

TREMOR INTERNATIONAL LTD.
 Form 20-F
 For the Fiscal Year Ended December 31, 2022

TABLE OF CONTENTS

INTRODUCTION AND USE OF CERTAIN TERMS	3
PRESENTATION OF FINANCIAL AND OTHER INFORMATION	3
TRADEMARKS	4
MARKET INFORMATION	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY	4
PART I	6
Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE	6
Item 3: KEY INFORMATION	6
3.A. [RESERVED]	6
3.B. CAPITALIZATION AND INDEBTEDNESS	6
3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS	6
3.D. RISK FACTORS	6
Item 4: INFORMATION ON THE COMPANY	30
4.A. HISTORY AND DEVELOPMENT OF THE COMPANY	30
4.B. BUSINESS OVERVIEW	31
4.C. ORGANIZATIONAL STRUCTURE	41
4.D. PROPERTY, PLANTS AND EQUIPMENT	42
4.E. UNRESOLVED STAFF COMMENTS	42
Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS	42
5.A. OPERATING RESULTS	42
5.B LIQUIDITY AND CAPITAL RESOURCES	52
5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	54
5.D TREND INFORMATION	55
5.E CRITICAL ACCOUNTING ESTIMATES	55
Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	55
6.A. DIRECTORS AND SENIOR MANAGEMENT	55
6.B. COMPENSATION	57
6.C. BOARD PRACTICES	59
6.D. EMPLOYEES	67
6.E. SHARE OWNERSHIP	67
Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	67
7.A. MAJOR SHAREHOLDERS	67
7.B. RELATED PARTY TRANSACTIONS	69
7.C. INTERESTS OF EXPERTS AND COUNSEL	69

Item 8: FINANCIAL INFORMATION	70
8.A. COMBINED STATEMENTS AND OTHER FINANCIAL INFORMATION	70
8.B. SIGNIFICANT CHANGES	70
Item 9: THE OFFER AND LISTING	70
9.A. OFFER AND LISTING DETAILS	70
9.B. PLAN OF DISTRIBUTION	71
9.C. MARKETS	71
9.D. SELLING SHAREHOLDERS	71
9.E. DILUTION	71
Item 10: ADDITIONAL INFORMATION	71
10.A. SHARE CAPITAL	71
10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION	71
10.C. MATERIAL CONTRACTS	71
10.D. EXCHANGE CONTROLS	71
10.E. TAXATION	72
10.F. DIVIDENDS AND PAYING AGENTS	78
10.G. STATEMENT BY EXPERTS	78
10.H. DOCUMENTS ON DISPLAY	78
10.I. SUBSIDIARY INFORMATION	78
Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	78
Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	78
12.A. DEBT SECURITIES	78
12.B. WARRANTS AND RIGHTS	79
12.C. OTHER SECURITIES	79
12.D. AMERICAN DEPOSITARY SHARES	79
PART II	81
Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	81
Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	81
Item 15: CONTROLS AND PROCEDURES	81
Item 16: [RESERVED]	81
16.A. AUDIT COMMITTEE AND FINANCIAL EXPERT	81
16.B. CODE OF ETHICS	81
16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	82
16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.	82
16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.	82
16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	83
16.G. CORPORATE GOVERNANCE	83
16.H. MINE SAFETY DISCLOSURE	83
16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	83
PART III	83
Item 17: FINANCIAL STATEMENTS	83
Item 18: FINANCIAL STATEMENTS	83
Item 19: EXHIBITS	84
SIGNATURES	85

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

Tremor is a collection of brands uniting creativity, data and technology across the open internet. Our end-to-end, video-first platform facilitates and optimizes engaging advertising campaigns for brands, media groups and content creators worldwide—enabling powerful partnerships and delivering meaningful results. Our omni-channel capabilities deliver global advertising campaigns across all formats and channels, with an expertise in video format ads on all devices (“Video”) and Connected TV (“CTV”).

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

       This Annual Report includes the audited consolidated financial statements of the Company as of and for the years ended December 31, 2022, 2021 and 2020 prepared in accordance with IFRS. The audited consolidated financial statements of the Company for the year ended December 31, 2022 are not directly comparable with the audited consolidated financial statements of the Company as of and for the year ended December 31, 2021 and 2020. This is due to the integration of acquisitions over the course of 2022, 2021 and 2020 and the development of the Company’s platform over that time. The Company’s audited consolidated financial statements of the Company as of and for the year ended December 31, 2022 include contributions from Amobee Inc., Amobee Asia Pte. Ltd. and Amobee ANZ Pty Ltd. (together with their subsidiaries, collectively “Amobee”) for the September 12, 2022 through December 31, 2022 period, following the close of the acquisition of Amobee on September 12, 2022. While we acquired SpearAd on October 19, 2021, SpearAd’s revenues following the acquisition through the end of 2021 were immaterial to the Company, and therefore we consider all revenue growth from 2021 to be organic.

Our fiscal year ends on December 31 of each year.

Throughout this Annual Report, we provide a number of key performance indicators used by our management and often used by others in our industry. We define these key performance indicators as follows:

•	CTV revenue is revenue derived from CTV devices.

•	Video revenue is revenue derived from video format ads on all devices.

•
Contribution ex-TAC is defined as our gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”).

•
Adjusted EBITDA is defined as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring, acquisition and IPO-related costs and other income, net.

•	Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

•	An active customer is defined as an advertiser, buyer, agency, trading desk or third-party demand side platform (“DSP”) that has used our platform within a trailing 365-day period.

•	An active publisher is defined as a publisher or third-party supply side platform (“SSP”) that has used our platform within a trailing 365-day period.

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

•	Net cash is defined as cash and cash equivalents minus long term debt and server leases.

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

Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

This Annual Report contains certain estimates and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, the provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act of 1934 (the “Exchange Act”). Forward-looking statements include financial projections, statements of plans and objectives for future operations, statements of future economic performance, and statements of assumptions relating thereto, including, but not limited to statements regarding: market opportunity; forecasts; market growth and growth strategy; demand; dependence on third parties such as advertisers, publishers and third-party data providers; our technology investment decisions; industry conditions; changes in technology and regulation and the impact thereof; plans with respect to our intellectual property rights; our competition; global and local economic and geopolitical forces, including the COVID-19 pandemic; seasonality; dependence on our sales and support team; our positioning and strategy; digital advertising trends overall; our solutions and platform; customers; our dividend policy and our buyback program; working capital and the sufficiency thereof; financial metrics such as revenue, costs and expenses, including capital expenditures; legal proceedings and tax. Forward-looking statements may appear throughout this report, including without limitation, in Item 3. “Key Information⸺3.D. Risk Factors,” Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects⸺5.A. Operating Results.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other risks, assumptions and factors that could cause our actual results or conditions to differ materially from our forward-looking statements include, among others, the items in the following list, which also summarizes some of our most principal risks:

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

•	the rejection of digital advertising by consumers through opt-in, opt-out or ad-blocking technologies or other means;

•	our ability to scale our platform infrastructure to support anticipated growth and transaction volume;

•	disruptions to service from our third-party data center hosting facilities and cloud computing and hosting providers could impair the delivery of our services;

•	potential liability and harm to our business based on the human factor of inputting information into our platform;

•	any failure to protect our intellectual property rights;

•	if non-proprietary technology, software, products and services that we use are unavailable, have future terms we cannot agree to or do not perform as we expect;

•	the overall demand for advertising;

•	the macroeconomic headwinds including rising inflation, rising interest rates and global supply chain constraints and the residual impacts of the COVID-19 pandemic;

•	any decrease in the use of the advertising or publishing channels that we primarily depend on, or failure to expand into emerging channels;

•	if CTV develops in ways that prevent advertisements from being delivered to consumers;

•	the competitive nature of the market in which we participate;

•	seasonal fluctuations in advertising activity;

•	the effective growth and training of our sales and support teams;

•	we are a party to a credit agreement which contains a number of covenants that may restrict our current and future operations and could adversely affect our ability to execute business needs;

•	other risks relating to our employees or our location in Israel;

•	other risks relating to legal or regulatory issues; and other risks associated with our financial profile and our American Depositary Shares (“ADSs”).

These risks factors are discussed in more detail in this Annual Report, including under Item 3. “Key Information – 3.D. Risk Factors.” The forward-looking statements in this Annual Report are only predictions. These statements are inherently uncertain, subject to risks and uncertainties, some of which cannot be predicted or quantified, and investors are cautioned not to unduly rely upon these statements. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

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

ITEM 3: KEY INFORMATION

3.A. [RESERVED]

3.B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this Annual Report, in evaluating us and our ADSs and shares. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares and ADSs could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

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

Our success and sustainability are dependent on regularly adding new advertisers and publishers and increasing their usage of our platform. Our contracts and relationships with advertisers and publishers generally do not include long-term or exclusive obligations requiring them to use our platform or maintain or increase their use of our platform. Advertisers and publishers typically have relationships with numerous providers and can use both our platform and those of our competitors without incurring significant costs or disruption. They may also choose to decrease their overall advertising spend for any reason, including if they do not believe they are receiving a sufficient return. Accordingly, we must continually work to add new advertisers and publishers to our customer base, retain our existing advertisers and publishers, increase their usage of our platform and capture a larger share of their advertising spend.

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

Our business depends on our ability to maintain and expand our access to advertising spend from advertisers through DSPs, as well as agencies and direct advertisers (that execute their purchases through DSPs), seeking to purchase impressions from our publishers. A limited number of large advertising customers may account for a significant portion of our revenue.

For the year ended December 31, 2022, one buyer represents 10.7% of the revenue. For the year ended December 31, 2021 one buyer represents 13.6% of revenue. For the year ended December 31, 2020, no individual buyer accounted for more than 10% of revenue.  As of December 31, 2022, two buyers accounted for 15.7% and 14.1% of trade receivables, while as of December 31, 2021, two buyers accounted for 17.1% and 16.9% of trade receivables. As of December 31, 2022, one vendor accounted for 12.7% of trade payables, and as of December 31, 2021, no individual vendor accounted for more than 10% of trade payables.

Our master service agreements with most DSPs and other customers automatically renew each year for successive one-year terms. However, either party may generally terminate for convenience upon providing 30-day prior written notice. We expect to depend upon these few DSPs and advertising customers for a large percentage of impressions purchased for the foreseeable future. Any disruptions in our relationships with DSPs, agencies or advertisers could harm our business, results of operations and financial condition. To support our continued growth, we will seek to expand upon current levels of utilization with these DSPs, agencies and advertisers.

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

In general, our relationships with publishers do not contain minimum commitments. The amount, quality and cost of inventory available on our platform can change at any time, and we cannot assure you that we will have access to a consistent volume or quality of inventory at a reasonable cost, or at all. Any disruptions in our relationships with publishers or our largest channel partners could adversely affect our business, results of operations and financial condition. If we cannot retain or add individual publishers with valuable inventory, or if such publishers decide not to make their valuable inventory available on our platform, then advertisers may be less inclined to use our platform, which could adversely affect our business, results of operations and financial condition.

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

As we process transactions through our platform, we collect large amounts of data about advertisements and where they are placed, such as consumer, advertiser and publisher preferences for media and advertising content. We also collect automatic content recognition data and data on ad specifications such as ad placement, size and format, ad pricing and auction activity such as price floors, bid response behavior and clearing prices. Further, we collect certain data from consumers that, while not identifying the individual, does include browser, device location and characteristics, online browsing behavior, exposure to and interaction with advertisements, and inferential data about purchase intentions and preferences. We collect this data through various means, including from our own systems, pixels that publishers allow us to place on their websites to track consumer visits, software development kits installed in mobile applications and smart TVs, cookies and other tracking technologies. Our publishers, advertisers and data providers may also choose to provide us with their proprietary data about consumers.

We aggregate this data and analyze it in order to enhance our services, including the pricing, placement and delivery of advertisements. As part of our real-time analytics service offering, we also share the data, or analyses based on such data, with our publishers and advertisers. Our ability to collect, use and share data about advertising transactions and consumer behavior is critical to the value of our services. There are many technical challenges relating to our ability to collect, aggregate, use and store the data, and we cannot assure you that we will be able to do so effectively. Evolving regulatory standards, high profile investigations, and increased regulatory scrutiny of AdTech frameworks, cookies, and online consent mechanisms more broadly could place restrictions on the collection, aggregation, use and storage of information, which could result in a material increase in the cost of collecting or otherwise obtaining certain kinds of data and could limit the ways in which we may use or disclose information. There has been increased regulations and enforcement activity in the United States, United Kingdom and Europe involving the AdTech industry. For instance, a recent decision by the Belgium Data Protection Authority concerning the “Transparency and Consent Framework” (“TCF”) (a widely used mechanism to manage user preferences relating to targeted online advertising, developed by the Interactive Advertising Bureau (the “IAB”), an AdTech trade body), found that the TCF violates the GDPR and fined the IAB EUR 250,000. The IAB has been given a period of time to take corrective measures to bring the TCF into compliance with GDPR requirements and we are monitoring developments with respect to this decision. Because the TCF is the principal mechanism by which data subjects grant consent to AdTech providers, and because consent is in most cases generally considered to be necessarily for behavioral advertising to occur pursuant to the GDPR, the outcome of this proceeding could impact the amount of information we (and others in the AdTech ecosystem) are able to use on our platforms. Further, the application of similar consent standards to the CTV and mobile ecosystems continues to evolve and absent substantial adoption of the TCF or a similar cohesive standard for expression and storage of data subject preferences, the amount of information we can access and use for advertising through those channels may decrease. Similarly, consumers can, with increasing ease, implement practices or technologies that may limit our ability to collect and use data to deliver advertisements, or otherwise inhibit the effectiveness of our platform, including opt out capabilities offered by various mobile applications, CTV manufacturers and web browsers, as well as data deletion request mechanisms offered by us to consumers, following IDEA and GDPR protocols. Although our publishers and advertisers generally permit us to aggregate and use data from advertising placements, subject to certain restrictions, existing or future publishers or advertisers might decide to restrict our collection or use of their data or might determine that they cannot comply with legal requirements imposed on them in relation to the transfer or information or information rights to us. Any limitations could impair our ability to deliver effective solutions, which could adversely affect our business, results of operations and financial condition.

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

We may be subject to fraudulent or malicious activities undertaken by persons seeking to use our platform for improper purposes. For example, someone may attempt to divert or artificially inflate advertiser purchases through our platform, or to disrupt or divert the operation of the systems and devices of our publishers, and their consumers in order to misappropriate information, generate fraudulent billings or stage cyberattacks, or for other illicit purposes. We use our proprietary technology and third-party services to, and we participate in industry co-ops that work to, detect malware and other content issues as well as click fraud (whether by humans or software known as “bots”) and to block fraudulent inventory. Preventing and combating fraud is an industry-wide issue that requires constant vigilance, as well as a balancing of cost effectiveness and risk, and we cannot guarantee that we will be successful in our efforts to combat fraud. We may provide access to inventory that is objectionable to our advertisers or we may serve advertising that contains malware or objectionable content to our publishers, which could harm our and our advertisers’ and publishers’ reputation, causing them to scale-back or terminate their relationship with us, or otherwise negatively impact our business, operating results and financial condition.

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

Some consumers also download free or paid “ad-blocking” software on their computers or mobile devices, not only for privacy reasons but also to counteract the adverse effect advertisements can have on the consumer experience, including increased load times, data consumption and screen overcrowding. If more consumers adopt these measures, our business, results of operations and financial condition could be adversely affected. Ad-blocking technologies could have an adverse effect on our business, results of operations and financial condition if they reduce the volume or effectiveness and value of advertising. In addition, some ad blocking technologies only block ads that are targeted through use of third-party data, while allowing ads based on first- party data (i.e., data owned by the publisher). These ad blockers could place us at a disadvantage because we rely heavily on third-party data, while some large competitors have troves of first-party data they use to direct advertising. Other technologies allow ads that are deemed “acceptable,” which could be defined in ways that place us or our publishers at a disadvantage, particularly if such technologies are controlled or influenced by our competitors. Even if ad blockers do not ultimately have an adverse effect on our business, investor concerns about ad blockers could cause our share price to decline.

We must scale our platform infrastructure to support anticipated growth and transaction volume. If we fail to do so, we may limit our ability to process inventory and we may lose revenue.

Our business depends on processing inventory in milliseconds, and we must handle an increasingly large volume of such transactions. The addition of new solutions, such as header bidding in mobile and CTV formats, support of evolving advertising formats, handling and use of increasing amounts of data, and overall growth in impressions place growing demands upon our platform infrastructure. If we are unable to grow our platform to support substantial increases in the number of transactions and in the amount of data we process, on a high-performance, cost-effective basis, our business, results of operations and financial condition could be adversely affected.

Disruptions to service from our third-party data center hosting facilities and cloud computing and hosting providers could impair the delivery of our services and harm our business.

      A significant portion of our business relies upon hardware and services that are hosted, managed and controlled by third-party co-location providers for our data centers, and we are dependent on these third parties to provide continuous power, cooling, Internet connectivity and physical and technological security for our servers. In the event that these third-party providers experience any interruption in operations or cease business for any reason, or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume some hosting responsibilities ourselves. Even a disruption as brief as a few minutes could have a negative impact on marketplace activities and could result in a loss of revenue. These facilities may be located in areas prone to natural disasters and may experience catastrophic events such as earthquakes, fires, floods, power loss, telecommunications failures, public health crises and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism, cyber-attacks and similar misconduct. Although we have made certain disaster recovery and business continuity arrangements, such events could cause damage to, or failure of, our systems generally, or those of the third-party cloud computing and hosting providers, which could result in disruptions to our service.

We face potential liability and harm to our business based on the human factor of inputting information into our platform.

      We or our customers set up campaigns on our platform using a number of available variables. While our platform includes several checks and balances, it is possible for human error to result in significant over-spending. We offer a number of protections such as daily or overall spending caps, but despite these protections, the ability for overspend exists. For example, campaigns which last for a period of time can be set to pace evenly or as quickly as possible. If a customer with a high credit limit enters an incorrect daily cap with a campaign set to a rapid pace, it is possible for a campaign to accidently go significantly over budget. While our customer contracts state that customers are responsible for media purchased through our platform, we are ultimately responsible for paying the inventory providers and we may be unable to collect when such issues occur.

We are subject to cybersecurity risks to operational systems, security systems, infrastructure and customer data processed by us or third-party vendors or suppliers and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business.

We expect to continue to be exposed to actual and attempted cyber-attacks of our IT networks, such as through phishing scams and ransomware. For example, we are at risk for interruptions, outages and breaches of: operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; facility security systems, owned by us or our third-party vendors or suppliers; in-product technology owned by us or our third-party vendors or suppliers; the integrated software in our solutions; or customer or driver data that we process or our third-party vendors or suppliers process on our behalf. Such cyber incidents could materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, drivers or others; jeopardize the security of our facilities; or affect the performance of in-product technology and the integrated software solutions. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. Although we maintain information technology measures designed to protect us against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or produce, sell, deliver and service our solutions, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that the systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

A significant cyber incident could impact production capability, harm our reputation, cause us to breach our contracts with other parties or subject us to regulatory actions or litigation, any of which could materially affect our business, prospects, financial condition and operating results. In addition, our insurance coverage for cyber-attacks may not be sufficient to cover all the losses we may experience as a result of a cyber incident. Any problems with our third-party cloud hosting providers, whether due to cyber security failures or other causes, could result in lengthy interruptions in our business.

Any failure to protect our intellectual property rights could negatively impact our business.

We regard the protection of our intellectual property, which includes trade secrets, copyrights, trademarks and domain names, as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We generally enter into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our intellectual property. Those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach. These contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our intellectual property or deter independent development of similar intellectual property by others. Breaches of the security of our solutions, databases or other resources could expose us to a risk of loss or unauthorized disclosure of information collected, stored or transmitted for or on behalf of advertisers or publishers, or of cookies, data stored in cookies, other user information or other proprietary or confidential information.

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

Our business depends on the overall demand for advertising and on the economic health of our current and prospective advertisers. Recently, the economic health of advertisers has been impacted by the macroeconomic headwinds including rising inflation, rising interest rates and global supply chain constraints. Our business has been and may be impacted in the future by the COVID-19 pandemic and the resulting economic uncertainty in the United States and global economy beginning in the first and second quarters of 2020, and as a result, advertising demand on our platform decreased in the first half of 2020, with recovery in the second half of 2020 and 2021, although some verticals have still not recovered. Many advertisers also suffered and continue to do so as a result of global supply chain constraints which materially impacted certain verticals. Many marketing budgets, particularly those hardest hit by the pandemic such as travel, retail and hospitality, and those impacted by supply chain constraints, decreased or paused their advertising spending as a response to the economic uncertainty, decline in business activity due to macroeconomic conditions and COVID-19 related impacts which have, and may continue to have, a negative impact on our revenue and results of operations. Various macroeconomic factors could cause advertisers to reduce their advertising budgets, and may include the following:

•
adverse economic conditions, rising inflation and interest rates and general uncertainty about an economic downturn, particularly in North America where we do most of our business including recession and depression concerns;

•	instability in political or market conditions generally;

•	changes in the pricing policies of publishers and competitors;

•	any changes in tax treatment of advertising expenses and the deductibility thereof;

•
the seasonal nature of advertising spend on digital advertising campaigns; and changes and uncertainty in the regulatory and business environment (for example, when Apple or Google change policies for their browsers and operating systems).

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

The extent to which the lingering impacts of the COVID-19 pandemic or other infectious disease pandemics that may occur, including the resulting global economic uncertainty, and measures taken in response to pandemics, could adversely affect our business, results of operations and financial condition will depend on future developments, which are highly uncertain and difficult to predict.

Our business and operations have been and could in the future be adversely affected by health epidemics, such as the global COVID-19 pandemic. The COVID-19 pandemic and efforts to control its spread curtailed the movement of people, goods and services worldwide, and significantly impacted economic activity and financial markets. Many marketers, particularly those in the travel, retail and hospitality industries, decreased or paused their advertising spending as a response to the economic uncertainty, decline in business activity, and other COVID-19-related impacts, which negatively impacted, and may continue to negatively impact, our revenue and results of operations, the extent and duration of which we may not be able to accurately predict. The spread of an infectious disease may also result in, and, in the case of the COVID-19 pandemic has resulted in, regional quarantines, labor shortages or stoppages, changes in consumer purchasing patterns, disruptions to service providers’ ability to deliver data on a timely basis, or at all, and overall economic instability.

A recession, depression, excessive inflation or other sustained adverse market events resulting from the spread of COVID-19, or other infectious disease pandemics that may occur, could materially and adversely affect our business and that of our customers or potential customers. Typically, we are contractually required to pay advertising inventory and data suppliers within a negotiated period of time, regardless of whether our customers pay us on time, or at all, and we may not be able to renegotiate better terms. As a result, our financial condition and results of operations may be adversely impacted if the business or financial condition of advertisers and marketers is negatively affected by any future adverse market events from COVID-19 or any other infectious disease.

The economic uncertainty caused by the COVID-19 pandemic has made and may continue to make it difficult for us to forecast revenue and operating results and to make decisions regarding operational cost structures and investments. Our business depends on the overall demand for advertising and on the economic health of advertisers and publishers that benefit from our platform. As we experienced with the COVID-19 pandemic, economic downturns or unstable market conditions may cause advertisers to decrease their advertising budgets, which could reduce usage of our platform and adversely affect our business, operating results and financial condition.

Our results may also fluctuate unpredictably in connection with a recovery from the pandemic and a return to non-pandemic business conditions. We cannot predict the impact of a post-pandemic recovery on the economy, advertisers or consumer media consumption patterns or the degree to which certain trends, such as the growth in demand for CTV, will continue.

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

As online video advertising has continued to scale and evolve, the amount of online video advertising being bought and sold programmatically has increased dramatically; this market continues to grow with the increased popularity of CTV media. However, despite the opportunities created by programmatic advertising, programmatic solutions for CTV publishers are still nascent compared to desktop search and mobile video solutions. Many CTV publishers have backgrounds in cable or broadcast television and have limited experience with digital advertising, and in particular programmatic advertising. For these publishers, it is extremely important to protect the quality of the viewer experience to maintain brand goodwill and ensure that online advertising efforts do not create sales channel conflicts or otherwise detract from their direct sales force. In this regard, programmatic advertising presents a number of potential challenges, including the ability to ensure that ads are brand safe, comply with business rules around competitive separation, are not overly repetitive, are played at the appropriate volume and do not cause delays in load-time of content. We believe that our platform is well-positioned to allow publishers the opportunity to achieve these goals and also reliably achieve “ad podding,” or the placement of the desired number of advertisements in commercial breaks. In fact, we have invested significant time and resources cultivating relationships with CTV publishers to establish best practices and teach them about the benefits of programmatic CTV. While we believe that programmatic advertising will continue to grow as a percentage of overall CTV advertising, there can be no assurance as to the rate at which CTV publishers will adopt programmatic solutions such as ours, if at all, which could adversely affect our business, results of operations and financial condition.

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

Seasonal fluctuations or market changes in advertising activity could have a material impact on our revenue, cash flow and operating results.

Our revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of our customers’ spending on advertising campaigns. For example, in prior years, customers tended to devote more of their advertising budgets to the fourth calendar quarter to coincide with consumer holiday spending. In contrast, the first quarter of the calendar year has typically been the slowest in terms of advertising spend. Political advertising could also cause our revenue to increase during election cycles and decrease during other periods, making it difficult to predict our revenue, cash flow and operating results, all of which could fall below our expectations. In addition, adverse economic conditions, inflation, changes in foreign exchange rates or interest rates, or general economic uncertainty may cause customers to decrease their advertising spend, adversely affecting our revenue, cash flow and operating results.

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

Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union on January 31, 2020 and ratified a trade and cooperation agreement governing its future relationship with the European Union which was provisionally applied until ratified on January 1, 2021 by the European Parliament and the Council of the European Union, addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the United Kingdom and the European Union as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal.

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

Risks Relating to Global Operations Including Location in Israel and Our Employees

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

Volatility or lack of appreciation in the price of our ADSs may also affect our ability to attract and retain our key employees. Many of our senior personnel and other key employees have become, or will soon become, vested in a substantial amount of options restricted share units (“RSUs”) and performance share units (“PSUs”). Employees may be more likely to leave us if the shares they own or the shares underlying their vested options, RSUs or PSUs have significantly decreased in value relative to the original purchase price of the shares or the exercise price of the options.

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

In addition, many Israeli citizens are obligated to perform several days, or in some cases extended periods of, annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within, and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest, or conduct business, in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations, and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our amended and restated articles of association and the Israeli Companies Law, 5759-1999 (the “Companies Law”). These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his, her or its rights and fulfilling his, her or its obligations toward the Company and other shareholders and to refrain from abusing his, her or its power in the Company, including, among other things, in voting at the general meeting of shareholders, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company, has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

Our business has evolved over time, including through several successful acquisitions such as our acquisitions of RhythmOne plc (“RhythmOne”) in 2019, Unruly Holdings Limited and Unruly Media, Inc. (collectively, “Unruly”) in 2020, SpearAd GmbH (“SpearAd”) in 2021 and Amobee in 2022, such that our operating history makes it difficult to evaluate our current business and future prospects. As a result of such acquisitions, our financial results across different periods may not be directly comparable. We expect to face challenges, risks and difficulties frequently experienced by growing companies in rapidly developing industries, including those relating to:

•	recruiting, integrating and retaining qualified and motivated employees, particularly engineers

•	developing, maintaining and expanding relationships with publishers, agencies and advertisers;

•	innovating and developing new solutions that are adopted by and meet the needs of publishers, agencies and advertisers;

•	competing against companies with a larger customer base or greater financial or technical resources;

•	global economic disruption and technological changes driven by the COVID-19 pandemic;

•	further expanding our global footprint;

•	managing expenses as we invest in our infrastructure and platform technology to scale our business and operate as a U.S. listed public company; and

•	responding to evolving industry standards and government regulations that impact our business, particularly in the areas of data protection and consumer privacy.

If we are not successful in addressing these and other issues, our business may suffer, our revenue may decline and we may not be able to achieve further growth or sustain profitability.

We often have long sales cycles, which can result in significant time and investment between initial contact with a prospect and execution of an agreement with an advertiser or publisher, making it difficult to project when, if at all, we will obtain new advertisers or publishers, and when we will generate revenue from them.

Our sales cycle, from initial contact to contract execution and implementation, can take significant time. As part of our sales cycle, we may incur significant expenses before we generate any revenue from a prospective advertiser or publisher, if at all. We have no assurance that the substantial time and money spent on our sales efforts will generate significant revenue. If conditions in the marketplace, generally or with a specific prospective advertiser or publisher, change negatively, it is possible that we will be unable to recover any of these expenses. Our sales efforts involve educating advertisers and publishers about the use, technical capabilities and benefits of our platform. Some advertisers and publishers undertake an evaluation process that frequently involves not only our platform but also the offerings of our competitors. As a result, it is difficult to predict when we will obtain new advertisers or publishers and begin generating revenue from them. Even if our sales efforts result in obtaining a new advertiser or publisher, the advertiser or publisher controls when and to what extent it uses our platform and therefore the amount of revenue we generate, and it may not sufficiently justify the expenses incurred to acquire the advertiser or publisher and the related training support. As a result, we may not be able to add advertisers or publishers to our customer base, or generate revenue, as quickly as we may expect, which could harm our growth prospects.

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

      This payment process will increasingly consume working capital if we continue to be successful in growing our business. In addition, like many companies in our industry, we often experience slow payment by advertising agencies. In this regard, we had average days sales outstanding (“DSO”) of 90 days and average days payable outstanding (“DPO”) of 92 days for the year ended December 31, 2022. We compute our average DSO as of a given month end based on a weighted average of outstanding accounts receivable. Specifically, the DSO is calculated by multiplying the percentage of accounts receivable outstanding for each monthly billing period by the number of days outstanding related to each billing period and then summing the weighted days outstanding. We compute our DPO as of a given month end by dividing our trade payables (including accrued liabilities) by the average daily cost of media, data, other direct costs and certain operating expenses over the prior four months. Historically, our DSOs have fluctuated. If our DSOs increase significantly, and we are unable to borrow against these receivables on commercially acceptable terms, our working capital availability could be reduced, and as a consequence our results of operations and financial condition would be adversely impacted. We cannot assure you that as we continue to grow, our business will generate sufficient cash flow from operations to fund our working capital needs. If our cash flows are insufficient to fund our working capital requirements, we may not be able to grow at the rate we currently expect or at all.

The Amobee acquisition and any future acquisitions or strategic investments could be difficult to integrate, divert the attention of management, and could disrupt our business, dilute shareholder value and adversely affect our business, results of operations and financial condition.

As part of our growth strategy, we have pursued strategic acquisitions, such as our acquisitions of RhythmOne in 2019, Unruly in 2020, SpearAd in 2021 and Amobee in 2022, and our investment in Hisense’s VIDAA platform in 2022 and we may acquire or invest in other businesses, assets or technologies that are complementary to our business and align with our strategic goals. Any acquisition or investment may divert the attention of management and require us to use significant amounts of cash, issue dilutive equity securities or incur debt. In addition, the anticipated benefits of any acquisition or investment may not be realized, and we may be exposed to unknown risks, any of which could adversely affect our business, results of operations and financial condition, including risks arising from:

•
difficulties in integrating the operations, technologies, product or service offerings, administrative systems and personnel of acquired businesses, especially if those businesses operate outside of our core competency or geographies in which we currently operate;

•	ineffectiveness or incompatibility of acquired technologies or solutions;

•	potential loss of key employees of the acquired business;

•	inability to maintain key business relationships and reputation of the acquired business;

•	diversion of management attention from other business concerns;

•	litigation arising from the acquisition or the activities of the acquired business, including claims from excluded assets, terminated employees, customers, former shareholders or other third parties;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights, or increase our risk of liability;

•	complications in the integration of acquired businesses or diminished prospects, including as a result of the COVID-19 pandemic and its global economic effects;

•	failure to generate the expected financial results and synergies related to an acquisition on a timely manner or at all;

•	failure to accurately forecast the impact of an acquisition transaction; and

•	implementation or remediation of effective controls, procedures and policies for acquired businesses.

To fund part of the acquisition of Amobee, we entered into a new debt facility (See Note 11 to our audited consolidated financial statements). To fund future acquisitions, we may obtain additional debt financing, pay cash or issue additional ADSs, which could dilute our shareholders’ value or diminish our cash reserves. Borrowing to fund the Amobee acquisition resulted in increased fixed obligations and subjected us to covenants or other restrictions that can potentially limit the ability to run our business.

We are a party to a credit agreement which contains a number of covenants that may restrict our current and future operations and could adversely affect our ability to execute business needs.

     In September 2022, in connection with the consummation of the Amobee acquisition, Unruly Group US Holding entered into a senior secured term loan and a senior secured revolving credit facility with letter of credit sub-facility (collectively, the “Loan”), which contains a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, incur indebtedness, create liens, make investments, merge with other companies, dispose of our assets, prepay other indebtedness and make dividends and other distributions. The terms of our Loan may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute business strategies in the means or manner desired. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy, invest in our growth strategy and compete against companies who are not subject to such restrictions. The Loans require compliance with various financial and non-financial covenants, including affirmative and negative covenants. The financial covenants require that the total net leverage ratio not exceed 3x and the interest coverage ratio not be less than 4x, in each case measured as of the end of each fiscal quarter. We may not be able to generate sufficient cash flow or sales to meet the financial covenant or pay the principal or interest under the Loan. See Note 11 of our audited consolidated financial statements for additional information.

If we are unable to comply with our payment requirements, our lender may accelerate our obligations under our Loan and foreclose upon the collateral, or we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute our shareholders’ interests. If we fail to comply with our covenants under the Loan, it could result in an event of default under the agreement and our lender could make the entire debt immediately due and payable. If this occurs, we might not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us.

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

We receive, store and process data about or related to consumers in addition to advertisers, publishers, employees and services providers. Our handling of this data is subject to a variety of federal, state and foreign laws and regulations and is subject to regulation by various government authorities and other regulatory bodies. Our data handling is also subject to contractual obligations (some of which are statutorily required) and may be deemed to be subject to industry standards.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use, transfer and storage of data relating to individuals, including the use of contact information, web and device-based identifiers, and other data for marketing, advertising and other communications with individuals and businesses. In the United States, various laws and regulations apply to the collection, processing, disclosure and security of certain types of data. these and other types of data. Many aspects of these laws, and regulations underlying them, have not been interpreted by the applicable courts, and the full nature and scope of their application is therefore uncertain. Likewise, these laws impose particular obligations regarding the collection, use and transfer of certain categories of “sensitive” information, but the precise application of these laws to inferenced audience segments often used by advertising platforms remains unclear. Therefore, it is possible that standards of data usage, disclosure, collection or transfer may be interpreted or redefined in a manner that restricts us from how we collect or use information that is important to our platforms and services.

Additionally, the U.S. Federal Trade Commission (“FTC”) and many state attorneys general are interpreting federal and state consumer protection laws as imposing certain “fairness” standards for the online collection, use, dissemination and security of data, but the precise scope and impact of these standards are presently unclear. If we fail to comply with any such laws or regulations, or if they are defined in a manner that imposes onerous restrictions on targeted advertising, we may be subject to enforcement actions that may not only expose us to litigation, fines and civil and/or criminal penalties but may also require us to change our business practices as well as have an adverse effect on our business, results of operations and financial condition.

More generally, the regulatory framework for and enforcement of data privacy issues worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. The occurrence of unanticipated events often rapidly drives the adoption of legislation or regulation affecting the use, collection or other processing of data and manners in which we conduct our business. Restrictions could be placed upon the collection, management, aggregation and use of information, which could result in a material increase in the cost of collecting or otherwise obtaining certain kinds of data and could limit the ways in which we may use or disclose information. In particular, interest-based advertising, or the use of data to draw inferences about a user’s interests and deliver relevant advertising to that user, and similar or related practices (sometimes referred to as behavioral advertising or personalized advertising), such as cross-device data collection and aggregation, steps taken to de-identify personal data, and to use and distribute the resulting data, including for purposes of personalization and the targeting of advertisements, have come under increasing scrutiny by legislative, regulatory and self-regulatory bodies in the United States, the European Union and in other jurisdictions that focus on consumer protection or data privacy. Much of this scrutiny has focused on the use of cookies and other technology to collect information about consumers’ online browsing activity on web browsers, mobile devices and other devices, to associate such data with user or device identifiers or de-identified identities across devices and channels.

       In addition, providers of Internet browsers, app stores or platforms such as Apple or Google have engaged in, or announced plans to continue or expand, efforts to provide increased visibility into, and certain controls over, cookies and similar technologies and the data collected using such technologies, as further described above in the section “—Risks Relating to our Business—If the use of digital advertising is rejected by consumers, through opt-in, opt-out or ad-blocking technologies or other means, it could have an adverse effect on our business, results of operations and financial condition.” For example, in January 2020, Google announced that the Chrome browser will block third-party cookies at some point during the subsequent 24 months. Such providers could also change their technical requirements, guidelines or policies, including through their default settings, in other ways that adversely impact the way in which we or our customers collect, use and share data from user devices, including restricting our ability to use or read device identifiers, other tracking features or other device data. Because we, our advertisers and our publishers, rely upon large volumes of such data collected primarily through cookies and similar technologies, it is possible that these efforts may have a substantial impact on our ability to collect and use data from consumers, and it is essential that we monitor developments in this area domestically and globally, and engage in responsible privacy practices, including providing consumers with notice of the types of data we collect, how we use that data to provide our services and the ability to opt out of such use. There also is the risk that a provider could limit or discontinue our access to its platform or app store if it establishes more favorable relationships with one or more of our competitors or it determines that it is in their business interests to do so, and we would have no recourse against any such provider, which could have a material adverse effect on our business.

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

We are also subject to the California Privacy Rights Act (“CPRA”), which was passed into law on November 3, 2020, and took substantial effect on January 1, 2023. The CPRA modifies and supplements the CCPA, including by imposing additional regulation on online advertising and particularly cross-context behavioral advertising, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. The effects of the CCPA and CPRA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

The CCPA and CPRA has encouraged “copycat” laws and in other states across the country, such as in Virginia and Washington. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs and could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

In the EEA, we are subject to the General Data Protection Regulation 2016/679 (“GDPR”) and in the United Kingdom, we are subject to the United Kingdom data protection regime consisting primarily of the UK General Data Protection Regulation and the UK Data Protection Act 2018, in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The GDPR, and national implementing legislation in EEA member states and the United Kingdom, impose a strict data protection compliance regime including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting new rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability), as well as enhancing current rights (e.g., data subject access requests); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; defining for the first time pseudonymized (i.e., key-coded) data; imposing limitations on retention of personal data; maintaining a record of data processing; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. Fines for certain breaches of the GDPR and the UK data protection regime are significant (e.g., fines for certain breaches of the GDPR are up to the greater of 20 million Euros or 4% of total global annual turnover). In addition to the foregoing, a breach of the GDPR or UK GDPR could result in regulatory investigations, reputational damage, orders to cease/change our processing of our data, enforcement notices and/ or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources and reputational harm.

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

We are also subject to laws and regulations that dictate whether, how and under what circumstances we can transfer, process and/or receive certain data that is critical to our operations, including data shared between countries or regions in which we operate and data shared among our products and services. Specifically, the GDPR, UK GDPR and other European and UK data protection laws generally prohibit the transfer of personal data from the EEA, UK and Switzerland to the United States and most other countries unless the transfer is to an entity established in a country deemed to be provide adequate protection (such as Israel) or the parties to the transfer have implemented certain safeguards to protect the transferred personal data. Where we transfer personal data outside the EEA to a country that is not deemed to be “adequate,” we strive to comply with applicable laws including where we can rely on derogations (e.g., where the transfer is necessary for the performance of a contract) or we may put in place standard contractual clauses.

In addition, some jurisdictions may impose data localization laws, which require personal information, or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer our products in those markets without significant additional costs.

We also depend on a number of third parties in relation to the operation of our business, a number of which process personal data on our behalf. With each such provider we attempt to mitigate the associated risks of using third parties by conducting due diligence, entering into contractual arrangements to require that providers only process personal data in accordance with the applicable laws, and that they have appropriate technical and organizational security measures in place. Where we transfer personal data outside the EEA or the United Kingdom to such third parties, we do so in compliance with the relevant data export requirements, as described above. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined above. In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us, our advertisers or our publishers. We are members of self-regulatory bodies such as Data Advertising Alliance, European Digital Advertising Alliance, Digital Advertising Alliance of Canada, National Advertising Initiative and Interactive Advertising Bureau (“IAB”), among others, that impose additional requirements related to the collection, use and disclosure of consumer data. Under the requirements of these self- regulatory bodies, in addition to other compliance obligations, we are obligated to provide consumers with notice about our use of cookies and other technologies to collect consumer data and of our collection and use of consumer data for certain purposes, and to provide consumers with certain choices relating to the use of consumer data. Some of these self-regulatory bodies have the ability to discipline members or participants, which could result in fines, penalties and/or public censure (which could in turn cause reputational harm). Additionally, some of these self-regulatory bodies might refer violations of their requirements to the FTC or other regulatory bodies. If we were to be found responsible for such a violation, it could adversely affect our reputation, as well as our business, results of operations and financial condition.

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

Advertising often results in litigation relating to misleading or deceptive claims, copyright or trademark infringement, public performance royalties or other claims based on the nature and content of advertising that is distributed through our platform. Though we aim to contractually require advertisers to represent to us that their advertisements comply with our ad standards and our publishers’ ad standards and that they have the rights necessary to serve advertisements through our platform, we do not independently verify whether we are permitted to deliver, or review the content of, such advertisements. Likewise, while we aim to contractually require publishers to represent to us that their content comply with our publisher standards and does not infringe on any third-party rights, we do not independently verify whether we are permitted to deliver, or review the content of such inventory.  If any of these representations are untrue, we may be exposed to potential liability and our reputation may be damaged. While our advertisers and publishers are typically obligated to indemnify us, such indemnification may not fully cover us, or we may not be able to collect. In addition to settlement costs, we may be responsible for our own litigation costs, which can be expensive.

Further, operating in the advertising industry involves numerous commercial relationships, uncertain intellectual property rights and other aspects that create heightened risks of disputes, claims, lawsuits and investigations. In particular, we may face claims related to intellectual property matters, commercial disputes and sales and marketing practices. For example, on May 18, 2021, we filed a complaint against Alphonso, Inc. (“Alphonso”) asserting claims for breach of contract, tortious interference with business relations, intentional interference with contractual relations, unjust enrichment, and conversion in connection with Alphonso’s breach of certain contracts with us and related misconduct. The Court enjoined Alphonso from using Tremor’s confidential information but did not grant relief on our other claims. On June 21, 2022, Alphonso, Inc. (“Alphonso”) filed a complaint against the Company in the United States District Court for the Northern District of California, asserting claims for misappropriation of trade secrets under federal and state law. On July 19, 2022, Alphonso also filed a motion for a preliminary injunction. On October 31, 2022, the Court denied Alphonso’s motion for a preliminary injunction. Alphonso and the Company are currently engaged in fact discovery. See Item 8.A. “Combined Statements and Other Financial Information⸺Legal Proceedings” for further information. Any commercial dispute, claim, counterclaim, lawsuit or investigation, including our commercial dispute with Alphonso, has and may divert our management’s attention away from our business, we have and may continue to incur significant expenses in addressing or defending any commercial dispute, claim, counterclaim or lawsuit or responding to any investigation, and we may be required to pay damage awards or settlements.

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

       Despite our compliance efforts and activities, there can be no assurance that our employees or representatives will comply with the relevant laws and we may be held responsible. Noncompliance with anti-corruption, anti-money laundering, export control, economic and trade sanctions and other trade laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are initiated, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially harmed. Responding to any action could result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In addition, regulatory authorities may seek to hold us liable for successor liability for violations committed by companies in which we invest or that we acquire. As a general matter, enforcement actions and sanctions could harm our business, financial condition and results of operations.

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

Technology stocks have historically experienced high level of price and volume fluctuation. The market prices of our ADSs and ordinary shares and volume trading have fluctuated substantially and may continue to do so as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our direct or indirect competition of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	the impact of the COVID-19 pandemic on our management, employees, partners, merchants and operating results;

•	changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business;

•	changes in our pricing model;

•	our involvement in litigation or regulatory actions;

•	our sale of ADSs or other securities in the future;

•	our buyback program for our ordinary shares or the implementation of a buyback program for our ADSs;

•	market conditions in our industry;

•	changes in key personnel;

•	the dual listing and the trading of our ordinary shares on AIM (as defined herein);

•	the trading volume of our ADSs;

•	publication of research reports or news stories about us, our competition or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic, geopolitical and market conditions.

Although our ADSs are traded on Nasdaq, the trading volume is low. Given the lower trading volume of our ADSs, any sale of our ADSs could cause our market price to fall. Due to the nature of our compensation program, our executive officers can sell our ADSs, often pursuant to trading plans established under Rule 10b5-1 of the Exchange Act, and certain of our executive officers currently have 10b5-1 trading plans in place. As a result, sales of ADSs and ordinary shares by our executive officers may not be indicative of their respective opinions of our performance at the time of sale or of our potential future performance. Nonetheless, the market price of our ADSs and ordinary shares may be affected by sales of shares by our executive officers. In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ADSs and ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

There was no public market for our ADSs prior to the listing of our ADSs on the Nasdaq Global Market effective in June 2021 (the “IPO”), and an active trading market may not develop at the rate and volume expected which may impact investors’ ability to sell our ADSs.

Prior to our IPO, there was no public market for our ADSs, although our ordinary shares have traded on the Alternate Investment Market of the London Stock Exchange (“AIM”). An active trading market for our ADSs may not develop at the rate or volume expected or such market may not be sustained. The lack of an active market may impair your ability to sell your ADSs at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling ADSs and may impair our ability to acquire other companies by using our ADSs as consideration.

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

Our ordinary shares are also admitted to trading on AIM in a different currency (U.S. dollars on Nasdaq, and £ on AIM), and at different times (resulting from different time zones and different public holidays in the United States and the U.K.). We cannot predict the effect of this dual listing on the value of our ADSs and ordinary shares. However, the dual listing of our ADSs and ordinary shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our ADSs in the United States. The price of our ADSs could also be adversely affected by trading in our ordinary shares on AIM or by our repurchase program.

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

      We qualify as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act (“JOBS Act”). For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual revenue equals or exceeds $1.235 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We are foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our “foreign private issuer” status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, more than fifty percent (50%) of our assets are located in the United States, or our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

As of February 28, 2023, 143,510,865 ordinary shares were outstanding, including 29,915,952 ordinary shares in the form of American Depositary Shares. Sales by us or our shareholders of a substantial number of ADSs or ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ADSs to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

We cannot guarantee that we will repurchase any of our ordinary shares pursuant to our announced repurchase plan or that our repurchase plan will enhance long-term shareholder value.

      On February 24, 2022, we announced a repurchase plan under which up to $75.0 million is available to purchase our ordinary shares. Pursuant to the plan, which was completed in the third quarter of 2022, we repurchased a total of 13,792,485 ordinary shares at an average price of 437.54 pence, for a total investment of approximately £60.5 million, or $75.0 million, including fees. In September 2022, our board of directors authorized a new share repurchase program, authorizing the repurchase of up to $20.0 million of ordinary shares on AIM. The new repurchase plan commenced on October 1, 2022, and will continue until April 1, 2023, or until it has been completed and the program may be suspended, modified, or discontinued at any time at our discretion, subject to applicable law. From October 1, 2022 through December 31, 2022, we repurchased under such plan a total of 3,114,310 ordinary shares at an average price of 304.48 pence, for a total investment of approximately £9.5 million, or $11.3 million, including fees. Since January 1, 2023, and through February 28, 2023, we repurchased an additional 1,250,391 ordinary shares.

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

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, 25% or more (by value) of the stock. Based on the current and anticipated composition of our income, assets and operations, and the current price of the ADSs, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, whether we are a PFIC is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our ADSs, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service (the “IRS”) may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in Item 10.E. “Taxation—U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our ADSs. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ADSs. For further discussion, see Item 10.E. “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

If a United States person is treated as owning at least 10% of our shares (by vote or value), such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our outstanding shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation (“CFC”) in our group (if any). Because our group includes U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs (regardless of whether we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with the associated reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ADSs.

We have broad discretion over the use of proceeds we received in our IPO and may not apply the proceeds in ways that increase the value of your investment.

We intend to use and have used the net proceeds from our IPO for working capital, general corporate purpose and to fund growth, including for possible acquisitions. However, we do not currently have any definitive or preliminary plans with respect to the use of proceeds for such purposes in the future. Consequently, our management has broad discretion over the specific use of the net proceeds from our IPO and may do so in a way with which our investors disagree. The failure by our management to apply and invest these funds effectively may not yield a favorable return to our investors and may adversely affect our business and financial condition. Pending their use, we may invest the net proceeds in a manner that does not produce income or that loses value. If we do not use the net proceeds effectively, our business, results of operations and financial condition could be adversely affected.

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

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Israeli Companies Law, 5759-1999, or the Companies Law, imposes restrictions on our ability to declare and pay dividends. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See Item 10.E. “Taxation” for additional information. As a result, capital appreciation, if any, on our ADSs may be your sole source of gains, and you will suffer a loss on your investment if you are unable to sell your ADSs at or above the price at which you purchased the ADSs. See Item 8.A. “Consolidated Statements and Other Financial Information—Dividend Policy.”

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

Furthermore, the ADS holders are not entitled, even if such rights accrued to our shareholders in any given instance, to receive such preemptive subscription rights related to the ordinary shares that they represent. Rather, the depositary is required to endeavor to sell any such subscription rights that may accrue to the ordinary shares underlying the ADSs and to remit the net proceeds therefrom to the ADS holders pro rata. In addition, if the depositary is unable to sell rights, the depositary will allow the rights to lapse, in which case you will receive no value for these rights. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or ordinary shares, under the deposit agreement, ADS holders will not be permitted to elect to receive dividends in ordinary shares or cash but will receive whichever option we provide as a default to shareholders who fail to make such an election.

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

The deposit agreement governing our ADSs provides that (i) the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York, and (ii) as an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement and the ADSs involving us, or the depositary may only be instituted in a state or federal court in the city of New York. Any person or entity purchasing or otherwise acquiring any our ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions.

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

A small number of significant beneficial owners of our shares have significant influence over matters requiring shareholder approval, which could delay or prevent a change of control.

The four largest beneficial owners of our ordinary shares, entities and individuals affiliated with Mithaq Capital SPC, Toscafund Asset Management LLP, Schroder Investment Management and News Corporation, each of which beneficially owns more than 5% of our outstanding ordinary shares as of February 28, 2023 and in the aggregate 55.1% of our ordinary shares. As a result, these shareholders could exercise significant influence over our operations and business strategy and, acting together, would have sufficient voting power to influence the outcome of matters requiring shareholder approval. These matters may include:

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

ITEM 4: INFORMATION ON THE COMPANY

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

The effective date of the registration statement (Commission File No. 333-256452) for our initial public offering of our ADSs on the Nasdaq Global Market was June 17, 2021. The offering commenced on June 17, 2021 and was closed on July 15, 2021.

Our SEC filings are available to you on the SEC’s website at www.sec.gov.com, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this Annual Report and is not incorporated by reference herein. Our agent for service of process in the United States is Tremor Video, Inc., located at 1177 6th Ave 9th floor, New York, NY 10036, telephone number (646) 787-0804.

4.B. BUSINESS OVERVIEW

Our Mission

Our mission is to bring together an end-to-end platform to enable powerful partnerships and deliver results across the advertising ecosystem.

Overview

Tremor International is a collection of brands uniting creativity, data and technology across the open internet. Our end-to-end, video-first platform facilitates and optimizes engaging advertising campaigns for brands, media groups and content creators worldwide—enabling powerful partnerships and delivering meaningful results. A leader in Connected TV and video, Tremor International’s footprint is expanding across some of the industry’s fastest-growing activities, driven by a global team of seasoned technologists and digital natives.

We believe there is a significant market opportunity within the approximately $567 billion global digital advertising market that is expected to grow at a CAGR of approximately 10% through 2026, according to eMarketer. Publishers rely on advertising to support their businesses and brands, and advertisers use digital mediums to capture uniquely targeted and viewable impressions. We believe the digital advertising market remains fragmented and that our full-service end-to-end platform and vast expertise within Video and CTV puts us in a strong position to continue to increase our market share from traditional ad sales channels.

We believe that we are positioned to benefit from several trends in the evolving advertising ecosystem, including the proliferation of digital media consumption, adoption of programmatic advertising, a growing focus on premium formats such as Video and CTV, and the increasing sophistication of the overall digital landscape. We address the broad and evolving digital advertising market through our three core offerings, including proprietary DSP solutions that advertisers leverage to manage digital advertising campaigns, a proprietary SSP solution that publishers leverage to optimally monetize digital inventory and a proprietary data management platform (“DMP”) solution which is integrated with both our DSP and SSP solutions. Our versatile DMP solution benefits from vast amounts of data and provides optimal campaign recommendations for audience sets by employing advanced machine learning algorithms. The contextualization of the data synthesized by our DMP solution provides advertisers with a comprehensive, personalized view of audiences, enabling more effective targeting across formats and devices and optimizes the monetization of publisher inventory. By combining these three proprietary solutions as well as integrations with industry-leading partners, we provide an end-to-end platform that is dynamic and flexible to our customers’ needs, which enables us to address more digital ad spend.

Our customers are comprised of both ad buyers, including brands and agencies, and digital publishers. Our platform includes a diversified customer base of approximately 1,250 active customers and approximately 1,530 active publishers as of December 31, 2022, with approximately 20 billion unique users for the month ended December 31, 2022 and serves advertisements in 246 countries. These figures include combined reach between both Tremor International and Amobee. We generate revenue through platform fees that are tailored to fit the customer’s specific utilization of our solutions and include (i) a percentage of spend, (ii) flat fees and (iii) fixed CPM.

During 2022, the Company, its customers, and its partners, continued to face challenges associated with the COVID-19 pandemic, and residual impacts from combatting the COVID-19 pandemic, as well as persistent macroeconomic challenges driven by several additional factors. Monetary and fiscal policy makers intervened to cool an overheated global economy which experienced challenges associated with rising inflation caused by several factors including pandemic-era policies, consumers having more money to spend, supply chain constraints putting upward pressure on input costs, and an expensive labor market, to alleviate significant cost pressures felt by consumers. As a result, monetary policymakers made coordinated efforts to drive higher interest rates to limit consumer spending and, this intentional cooling of the economy, combined with broader geopolitical, macroeconomic and advertiser uncertainty, drove challenging economic conditions during 2022. While certain activities of the market proved to be more resilient than others, the impacts were broad-based across industries and the global economy.

As a result, our Video revenue and CTV revenue grew from $242.7 million and $80.3 million, respectively, in the twelve months ended December 31, 2021 to $243.3 million and $97.2 million, respectively, in the twelve months ended December 31, 2022. The 2022 results include contributions from Amobee for the period from when the acquisition closed on September 12, 2022 through December 31, 2022. Video revenue for Tremor International as a standalone company was impacted by challenging macroeconomic conditions experienced across several industries, including rising interest rates, supply chain constraints, rising inflation, geopolitical uncertainty, and recession concerns, which pressured the advertising demand environment. This pressure, however, was offset by Video revenue contributed by Amobee for the period from when we closed the acquisition, through the end of 2022. CTV revenue for Tremor as a standalone company, however, was more resilient during 2022 as advertisers continued to advertise using CTV to increase brand awareness through our scaled end-to-end suite of technology solutions and expertise within the actvity, despite challenging market conditions. Amobee also contributed positive CTV revenue from when we closed the acquisition through the end of 2022, furthering the Company’s year-over-year growth within the activity. This growth within Video and CTV, including contributions from Amobee from when we closed the acquisition on September 12, 2022 through December 31, 2022, contributed to 3% growth in Programmatic revenue for the year ended December 31, 2022, compared to the year ended December 31, 2021.

      Our total comprehensive income for the twelve months ended December 31, 2022, decreased by $54.4 million from the equivalent figure for the twelve months ended December 31, 2021, and represented a 77.0% year-over-year decrease as compared to our total comprehensive income for the twelve months ended December 31, 2021. We generated $16.2 million and $70.6 million in total comprehensive income for the years ended December 31, 2022, and 2021, respectively. Our Adjusted EBITDA for the twelve months ended December 31, 2022, decreased by $16.3 million from the equivalent figure for the twelve months ended December 31, 2021 and represented a 10.1% year-over-year decrease. Additionally, we generated $144.9 million and $161.2 million of Adjusted EBITDA for the years ended December 31, 2022 and 2021, respectively. Further, we had a net cash position of $115.5 million as of December 31, 2022.

Our Industry

We operate in the digital advertising industry, which is a core pillar of monetizing digital properties accessible by the Internet. We specialize in digital video advertising, which collectively comprised 73% of our revenue for the year ended December 31, 2022, across mobile video, desktop video and CTV.

We believe the key industry trends shaping the digital advertising market include continued growth of digital media consumption, shift to programmatic advertising, data-driven decision making, consumer privacy and regulatory concerns, and seasonality.

Continued Growth of Digital Media Consumption

Audiences continue to spend an increasing amount of time online for social, business, and purchasing needs. We believe that the COVID-19 pandemic and the subsequent work-from-home and shelter-in-place orders accelerated the adoption of numerous traditionally offline activities to be conducted online, including telehealth, fitness classes, food delivery, and e-commerce. As consumers continue to spend more time online for everyday activities, we believe that brands and advertisers will increasingly allocate ad budgets to where the audiences are. According to eMarketer, in the United States, more than a third of the day is expected to be spent on digital media consumption during 2023. This digital consumption is happening across all devices, including mobile, desktop, tablet, and CTV. We expect that these trends will further increase both the supply and demand of available ad impressions that can be monetized programmatically.

Shift to Programmatic Advertising

Programmatic advertising is the use of software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace. The transactions are executed in milliseconds and do not require manual labor for execution. It is becoming increasingly prominent in the digital advertising industry, as publishers and advertisers prefer that their bids/asks for digital ad inventory be completed in an easy, efficient, and automated manner. Additional advantages of programmatic advertising include enhanced audience targeting, attribution, and measurement as well as improved customized campaign management workflow solutions. According to eMarketer, US programmatic digital video ad spending is expected to increase from approximately $67 billion in 2022 to roughly $97 billion in 2024, at a CAGR of approximately 21%.

Data Driven Decision Making

As the digital media industry grows, increased consumer engagement by audiences has created vast amounts of data and behavioral insights that can be harnessed to maximize return on investment (“ROI”) for advertisers and optimize the monetization of digital inventory for publishers. These insights include industry compliant anonymized data sets relating to consumer interests, preferences and intent, as well as auction data of advertising bid requests. Technology solutions must efficiently and effectively digest, analyze and process an ever-increasing amount of data seamlessly while navigating the increased requirements of regulatory challenges and audience protection.

Consumer Privacy and Regulatory Concerns

Over the last few years, there has been increased scrutiny concerning consumer data and the ways in which that data is being used in connection with ad targeting. Globally and locally, new legislation has been introduced and enforced that requires new industry rules and standards. Some of these regulations include the GDPR, CCPA and CPRA, and IDFA. Additionally, web browsers such as Safari and Firefox have also removed third-party cookies. These rules and regulations require all constituents within digital advertising to consistently adapt and evolve.

Seasonality

In the advertising industry, companies commonly experience seasonal fluctuations in revenue. For example, many marketers allocate the largest portion of their budgets to the fourth quarter of the calendar year in order to coincide with increased holiday purchasing. Historically, the fourth quarter of the year has reflected our highest level of advertising activity for the year. We generally expect the subsequent first quarter to reflect lower activity levels. In addition, historical seasonality may not be predictive of future results given the potential for changes in advertising buying patterns and consumer activity due to the COVID-19 pandemic, and efforts to combat residual impacts from the COVID-19 pandemic, rising inflation, and several other challenging macroeconomic conditions. For example, in 2020, advertising activities were less associated with the holiday spending patterns. Instead, as business activities adapted to the new environment amidst the COVID-19 pandemic, in the second half of 2020, we saw a significant resurgence in advertising demand on our platform. Similarly, in 2022 due to residual impacts of the COVID-19 pandemic, supply chains and advertising buying patterns and consumer activity continued to fluctuate. Nevertheless, as countries continue to recover from the COVID-19 pandemic and return to pre-pandemic business conditions, we expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole.

Our Market Opportunity

We believe that we are well positioned to capitalize on some of the fastest-growing activities of digital advertising, such as Video, including CTV, which reflected 73% of our revenue for the year ended December 31, 2022.

Global digital advertising spend is forecasted to be $567 billion for 2022 and is expected to grow at an approximately 10% CAGR to $836 billion in 2026. As advertisers follow audiences to next-generation mediums, digital advertising channels are expected to outpace growth of total global media ad spend. The increased internet bandwidth in developing countries is acting as an additional tailwind, and the increasing proliferation of next-generation mobile, CTV, and on-the-go technology devices in developed countries is driving video viewership. We believe these trends will amplify full-screen video usage, which has long been the preferred choice of advertisers. We expect these long-term systemic shifts will enable us to grow at a faster rate than the broader digital advertising market.

Digital Video and CTV Advertising

We address some of the fastest growing areas within digital advertising, Video and CTV, which are expected to grow at an accelerated rate compared to other formats. In the United States, where we generate the majority of our revenue, the growth rates and adoption of Video and CTV are expected to be even higher. According to eMarketer, U.S. CTV ad spend is projected to grow at a CAGR of approximately 19.9% from 2022 to 2026, reaching roughly $43.0 billion. U.S. Video ad spend is projected to grow at a CAGR of approximately 17.0% from 2022 to 2026, reaching roughly $143.2 billion. Additionally, the number of digital video viewers worldwide is expected to reach approximately 3.81 billion people by 2025.

Linear TV budgets are also shifting towards digital video and CTV, further driving demand for these premium ad formats. These overarching market trends underpin our strategic shift to focus on these activities of digital advertising, which given the proliferation of smart TVs and the increasing number of streaming providers, will remain an exciting growth activity. Additionally, as linear TV and CTV continue to converge, with many linear TV broadcasters now opportunistically launching, or expanding, their CTV footprints through digital assets such as FAST channels, we believe customers will continue to seek platforms such as ours that can assist advertisers and broadcasters with cross-planning capabilities between linear TV and CTV, a capability we gained through our acquisition of Amobee, which we anticipate can drive even higher levels of CTV spend to our end-to-end platform over time as well.

Mobile Advertising

The number of consumers with smart phones and high-speed internet is expected to continue rising, which will make mobile advertising a prominent channel within digital. According to eMarketer, U.S. mobile ad spend is projected to grow at a CAGR of approximately 10.8% from 2022 to 2026, reaching approximately $257 billion.

Our Role in the Digital Advertising Ecosystem

Advertisers and Agencies

Spending begins with advertisers, who often engage advertising agencies to help plan and execute their advertising campaigns. To better control and optimize their advertising operations, advertisers and agencies are consolidating spend with fewer, larger technology platform providers who can deliver transparency and ensure the highest level of inventory quality and control. These advertisers and agencies access our platform through Tremor Video, Amobee, and third-party DSPs. We believe our end-to-end technology platform and direct relationships with advertisers and agencies will lead to significant consolidation of spend on our platform.

Demand Side Platforms (“DSP”)

Advertisers and agencies often engage DSPs, which serve as advertising demand aggregators, to execute their digital marketing campaigns across various ad formats. We offer both full-service and self-managed options through our DSPs, enabling highly customized and robust campaigns. We are also integrated with other leading DSPs globally, such as The Trade Desk, Inc. and Google DV360, enabling customers to execute real-time transactions with our publisher clients.

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

Publishers and Content Providers

Digital publishers and app developers create websites, digital content and applications that contain content/mediums for consumption for users, along with adjacent viewable space for digital advertisements. As consumers navigate these websites and apps, individual ad impressions are presented to them across different formats/channels. These impressions are typically sold to advertisers and agencies programmatically, in real-time via a third-party technology infrastructure platform or SSP solution. Publishers and app developers rely on advertising revenue as the key driver for their businesses and depend on the capabilities of these third parties in order to achieve optimal yield for their advertising inventory. As of December 31, 2022, we served approximately 1,530 active publishers worldwide on our platform, consisting of 145,809 active sites and apps that we have direct access to publish an ad for our customers. These figures reflect the combined reach between both Tremor International and Amobee as of December 31, 2022.

Our Strengths

We believe the following attributes and capabilities provide us with long-term competitive advantages.

Established Expertise in Video and CTV

We believe Video, including CTV and mobile video, are amongst the fastest growing activities of digital advertising, and exposure to these activities constituted 73% of our total revenue for the year ended December 31, 2022 and approximately 90% of our revenue without performance activity for the year ended December 31, 2022. These results include contributions from Amobee for the period from when we closed the acquisition on September 12, 2022 through December 31, 2022. We were one of the first movers in the digital video advertising and CTV markets, which gave us early traction, strong customer adoption, and recognition as a leading technology within the space. Our platform was intentionally built as an end-to-end video campaign delivery solution and over time, both through organic investment and acquisitions, we have further enhanced our platform’s technology capabilities within Video, including CTV.

End-to-End Platform with Proprietary Technology

We leverage our advanced technology stack to enable advertisers and publishers to maximize their ROI, while optimizing the path between audiences and brands by leveraging our proprietary data sets. We believe we have a competitive advantage by accessing the entire ecosystem through our proprietary data, unique demand and supply sources and partnerships with premium vendors. As a technology first solution, we have the flexibility of an agnostic platform capable of integrating with different third-party sources to service our customers.

Scale and Reach on the Audience, Advertiser and Publisher

Our platform currently accommodates over 135 billion daily ad requests, approximately 1,500 terabytes of daily data, approximately 320 million daily ad impressions, and more than 100 million daily unique sites or apps. These figures reflect daily ad requests, data, and ad impressions accommodated by both Tremor International and Amobee combined. Our significant daily volume of ad requests, data, and ad impressions gives us scale with publishers and provides access to direct and exclusive supply of premium advertising inventory, enabling our advertising customers to avoid intermediaries and reduce costs. Operating an end-to-end platform strongly positions the Company to minimize loss of scale typically associated with two independent platforms user-syncing with each other. This advantage positions the Company to maintain efficiency and high scalability on buying strategies that leverage audience targeting.

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

Our machine learning algorithms enable us to process millions of requests per second which supports several of the optimization and prediction models in our platform including invalid traffic monitoring, viewability, queries per second, bidding and pricing models. These machine learning capabilities help our customers achieve their key performance indicators, optimize cost of media and protect against invalid traffic. Additionally, our DMP utilizes machine learning algorithms to build and expand activities in real time.

Management Team of Industry Veterans with Extensive Expertise

Our senior management has an extensive background in the advertising technology industry, which we believe gives us a competitive advantage. We have vast experience in acquiring synergistic businesses and a strong track record of integrating successful acquisitions, further driving growth and profitability.

Profitable Business Model

We have been Adjusted EBITDA and total comprehensive income profitable since 2014 and continue to improve our cost structure. For the year ended December 31, 2022, our net profit margin was 4.8% and our Adjusted EBITDA margin was 43.2%. These figures include contributions from Amobee for the period from when the acquisition closed on September 12, 2022 through December 31, 2022. When we acquired Amobee, it was a loss-making operation which adversely impacted our margins in 2022. As we continue with the ongoing integration of Amobee into the Tremor International technology ecosystem, we expect to incrementally increase our margins over time, back towards historical levels. Our structural cost advantages enable us to continuously invest in driving innovation both organically and through acquisitions, while delivering both top line revenue growth and profitability.

Our Growth Strategy

We believe that programmatic advertising is still an underpenetrated market that will experience robust growth over the next decade as ad budgets continue to shift to digital and as digital continues to shift towards programmatic execution. We intend to capitalize on these secular trends by pursuing growth opportunities that include:

Focus on Core Areas of Growth in Video and CTV

CTV is one of the fastest growth formats within digital advertising, and this trend is expected to continue over the next several years according to eMarketer. In the United States, CTV ad spend is expected to grow at a CAGR of approximately 19.9% from 2022 to 2026, and Video is expected to grow at a CAGR of approximately 17.0%, reaching roughly $143.2 billion by 2026. Digital video and CTV comprise approximately 91% of our revenue without performance activity for the year ended December 31, 2022, including contributions from Amobee for the period from when we closed the acquisition on September 12, 2022 through December 31, 2022, and have been core focuses for us since inception. We plan to leverage our existing expertise in Video and CTV to increase our market share and introduce new technologies and solutions.

Introduce New Products and Invest in our Technology Stack

As we grow our market share and add new customers, we continue to invest in our technology stack and develop new innovative products. We are continuously trying to introduce new innovative solutions and products to the rapidly evolving digital advertising market. Some potential areas of growth and investment include enhancing our proprietary data sets, enhancing our CTV solution capabilities and marketplace, enhancing our audience targeting capabilities, expanding our alternative identifier solutions and enhancing our global platform coverage capabilities.

We are providing customers with creative alternatives to plan and execute their campaigns, giving them complimentary scale and opportunities to enhance current audience targeting strategies. For example, we offer, and will continue to enhance, contextual targeting solutions from content data collected via our publisher partnerships as well as third-party solutions integrated into our ecosystem.

There is market movement away from cookie-based tracking which has created an increase in demand for alternative solutions. We have partnerships, and are integrating, with major alternative identifier solutions such as IdentityLink and Unified ID 2.0. We are committed to helping define and support new privacy requirements and identifier mechanisms as industry standards evolve. We believe that not everyone in the industry will adopt a single solution alternative to cookie-based tracking and we are building our platform to support various identifier solutions.

Strengthen Our Relationship with Existing Customers

We are constantly improving functionality on our platform to attract new customers and encourage our existing customer base to allocate more of their ad spend and ad inventory to our platform. We believe as programmatic gains more widespread adoption and as brands and publishers continue to focus on Video and CTV, we are strongly positioned to increase our customer base and generate additional revenue from existing customers.

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

Our Solution and End-to-End Technology Platform

Our Solution

Our end-to-end platform is a comprehensive software suite that supports a wide range of media types (e.g., Video, display, etc.) and devices (e.g., mobile, CTVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers can purchase high quality advertising inventory from publishers at scale. Our solutions offer many advantages, including an advanced real-time bidding auction optimization engine, a quality and global marketplace, and flexibility to enact concurrent campaign strategies that drive strong returns for investments in digital ad real estate.

Our platform handles approximately 135 billion daily ad requests, approximately 1,500 terabytes of daily data, and approximately 320 million daily ad impressions. Each transaction is processed in a fraction of a second (55ms on average) and powered by our real-time bidding engine, which leverages private servers and infrastructure in three strategically located data centers located in the United States, Europe and Asia Pacific. These figures include combined results between both Tremor International and Amobee.

Key Components of our platform include:

•
Demand Side Platform – We offer self-service DSP solutions for advertisers and their agencies to efficiently and intuitively manage omni-channel campaigns. We also offer full-service options to agencies in addition to our self-service DSP solutions. Our DSP solutions provide access to wide-reaching and high-quality inventory, audience targeting, and advanced reporting to optimize advertising campaigns, improve ROI, and gain deep insights and analytics into brand engagement.

•
Data Management Platform – We offer a fully integrated DMP solution that sits at the center of our platform that unlocks the power of data flowing through our DSP and SSP solutions. Our DMP enables advertisers and publishers to use data from various sources in order to optimize results of their advertising campaigns. Our DMP provides insights and recommendations pertaining to geographic, behavioral, and demographic data, among others in a unified solution. We believe an integrated DMP is a key component to the marketplace because it enables advertisers and publishers to use and activate data to target audiences with more accuracy across several different channels.

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

•
Advanced TV (ATV) Platform – We offer broadcasters and demand side partners an advanced planning product for their premium linear TV and digital video investments that allows broadcasters to improve yields on their inventory while helping to maximize return-on-ad-spends for advertisers. We recently launched a cross platform offering which allows broadcasters to package both linear and digital supplies together for their upfront deals. We are also working to expand this offering for demand side agency partners who we believe would benefit from such a solution to reduce waste and offer maximum flexibility to their clients when budgets are shifted across linear and digital premium video during the broadcast year. The integration of ATV into Tremor’s technology stack creates a significant growth opportunity for us in the premium activity of the market where we can create precise cross platform planning and activate the digital portion of the cross-planning via Tremor International’s digital activation ecosystem.

•
Brand intelligence – An audience insight and activation platform unifying insights from cross channel data sources with the additional ability to leverage first party data. This platform helps our customers gain a comprehensive view of their audiences to better plan, optimize and activate their advertising campaigns.

DSP

Key features of our DSPs include:

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

•
Meaningful forecasting and reporting tools, as our DSPs can accurately measure how many households and unique users an advertising campaign is able to reach through any targeting initiatives to ensure campaign strategies are achievable.

•
Robust omni-channel reporting and insights tools which enables advertisers to analyze across device and channel campaign effectiveness against various key performance indicators with the ability to compare their statistics through various comprehensive benchmarks.

•	Access to our creative studio (Tr.ly) with deep expertise to support a variety of creative needs and generate ideas to enrich messaging and consumer engagements.

•	Data and brand surveys that provide meaningful information for advertisers to evaluate brand lift and behavioral and emotional engagement.

•
Our proprietary brand safety technology uses a combination of machine-learning and propriety algorithms as well as data ingestion from industry-leading verification providers to develop and maintain dynamic block lists and a scoring mechanism to grade our traffic before, during and after ad requests are made.

SSP

Key features of our SSP include:

•
Comprehensive and highly intuitive self-service platform which enables publishers to easily integrate into our ecosystem, manage their digital inventory, access reporting and insights, and transact with their programmatic buyers through private marketplace deals. Once integrated with our SSP solution, publishers also benefit from our unique and differentiated demand available through our proprietary DSP solution and additionally through demand facilitation initiatives driven by our global salesforce.

•
Connection to the world’s largest DSPs and compatibility with most AdAge top 100 brands. Our SSP solution delivers over 6 billion advertisements to viewers every month and optimizes content for different formats, builds effective custom audiences and delivers impressive ROI at scale.

•	Omni-channel marketplace with access to approximately 1,530 active publishers across the globe and exclusive access to VIDAA digital advertising inventory.

•	Industry-leading forecasting analytics and data-driven yield optimization tools to maximize inventory monetization and delivers impressive ROI at scale.

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

•
Recent acquisition of SpearAd, a platform purpose-built for broadcasters and TV content companies to deliver seamless TV-like experiences in CTV, linear addressable TV and over the top (OTT) environments. The platform includes a robust user interface with advanced data driven tools for TV ad pod management and monetization on both pre-recorded and live TV content as well as a unified auction tool, enabling broadcasters and publishers to seamlessly mediate their demand partnerships.

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

•
Our EQ product, fully integrated into our DMP, is a proprietary emotional analytics tool that provides advertisers with the data they need to maximize the emotional, social and business impact of their advertising.

•	Our EQ product compiles surveys along with facial recognition of users to see how those individuals respond to questions or advertising, which further engages targeting for our advertisers’ campaigns.

Key features of ATV include:

•
Linear TV Planning: Data driven linear TV has been growing in significance. Our Linear TV Planning feature allows sellers at national broadcasters to generate linear TV plans during and after upfronts. Budgets ranging from hundreds of thousands to hundreds of millions of dollars can be allocated at the program airing with a high level of granularity around key data points such as schedules, days of weeks and time of the day. While data driven linear TV is expected to grow slowly due to digital content taking precedence, it is expected to remain a significant portion of the ad spend for many years to come.

•
Cross-Platform Planning: Due to fragmentation in the industry, advertisers often experience significant budget waste when trying to mirror similar audiences across linear and digital video channels. Our Cross-platform planner allows sellers and buyers to use a deduplicated audience universe across linear and digital channels to produce a precise plan for upfront investment and post upfront adjustments. We recently launched this product with our strategic national broadcaster clients. The Cross-Platform Planning platform was built using advanced data science and AI/ML methodologies. We believe cross-platform planning is a highly differentiated and unique offering in the market.

Brand Intelligence

Key features of Brand Intelligence include:

•	A platform that unifies disparate data across digital, linear and social environments to uncover insights and turn them into robust and seamless targeting capabilities.

•	Superior artificial intelligence and natural language processing capabilities, to drive accurate and unique insights and changes in behaviors and trends.

•
Provides clients with a comprehensive set of capabilities to discover, understand, and keep pace with their customers across channels, so they can leverage real time insights to inform and enrich tactical activation based on consumer behaviors, sentiment, trends and interests.

•
Leveraging a multitude of rich, cross-channel data sources, including linear TV, CTV, digital and social, combined with a proprietary panel, for clients to extend their reach with greater relevance across targeting strategies and tactics.

Our Customers

Our customers consist of leading global brands and advertising agencies on the demand side, and high-quality publishers on the supply side, across several industries, including retail, entertainment, consumer, financial services, healthcare and more. We had approximately 1,250 active customers for the year ended December 31, 2022 including prominent members of the U7 Council such as American Express Company, GSK plc, Proctor & Gamble Co, Unilever plc and others. This figure includes combined customer reach between both Tremor International and Amobee for the year ended December 31, 2022.

On our demand side, we have brands and agencies using our self-service offerings, our own managed services offerings and third-party DSP integrations. Buyers and advertisers transact through these tools. On the supply side, we service digital publishers, app developers and subscribers to our self-service platform.

We generally enter into contracts with our customers either through master services agreements (“MSAs”) and/or insertion orders. An insertion order is an agreement entered into by an advertiser and publisher to govern the terms of running a particular campaign. Our customers typically enter into MSAs with us that give users access to our platform. These MSAs typically have one-year terms that renew automatically, unless earlier terminated.

We have long-standing relationships with our customer base. Our customers tend to repeatedly use our platform, illustrated by our Contribution ex-TAC retention rate of 80% for the year ended December 31, 2022. While our retention rate is solid, the retention rate was significantly impacted by challenging macroeconomic conditions that created uncertainty, and reduced spend, within the advertising demand environment. These conditions were observed within the industry throughout 2022. However, over time, and in more normalized market conditions, we expect customers to typically increase their level of spend, and adoption of additional products, across our end-to-end technology platform due to the convenience of transacting with one vendor that can service them in multiple ways, the inconvenience associated with switching vendors and learning a new technology, as well as the data, return on ad spend, and cost benefits provided by our suite of technology solutions.

Our Competition

We have a number of competitors that operate in portions of our business, but few of our competitors provide the full end-to-end technology solution that we offer.

We believe that our long track record and expertise in the digital advertising industry gives us significant advantages with regards to platform development and expertise, as well as a long development lead ahead of new entrants. We also believe that we compete primarily based on the performance of campaigns running on our platform, capabilities of our platform, our identity resolution capabilities, omni-channel capabilities, planning tools and our advance reporting and measurement capabilities.

On the demand side, companies such as Roku Inc., Viant Technology, Inc., Samsung, Inc. and The Trade Desk, Inc. are some of our key competitors.

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

We believe that we compete favorably with respect to all of these factors and are well positioned as a full-service end-to-end platform catering to both advertisers and publishers.

Technology and Development

Our business model enables us to invest in our research and development efforts, which have helped grow our business. Our platform is extremely efficient at managing large amounts of complex data and is leveraged by both advertisers and publishers in real time. We are committed to innovative technologies and the rapid introduction of enhanced functionalities to support the dynamic needs of our advertisers and publishers. We therefore expect technology and development expense to increase as we continue to invest in our platform to support increased advertising spend volume and international expansion. Our technology and development team is based in the United States and Israel. As of December 31, 2022, research and development expenses accounted for 14.7% of our operating expenses. This includes expenses from Amobee for the period from when we closed the acquisition on September 12, 2022 through December 31, 2022.

Sales and Marketing

As an end-to-end platform, we have highly qualified sales teams dedicated to acquiring new premium advertising and publisher customers, which we further grew and enhanced through the acquisition of Amobee, and subsequent integration of those sales team members into the combined Company. These teams focus on selling access to our platform through self-service and managed service offerings. Our global sales and marketing team consisted of approximately 621 employees as of December 31, 2022, including team members added through the acquisition of Amobee, and takes a proactive hands-on approach to cultivating and enhancing new and existing advertiser and publisher relationships.

We have dedicated teams focused on post-sale support to ensure customer success as well. Our client success team onboards advertisers and liaises directly with the customer on a regular basis to optimize delivery against key performance indicators and help meet their goals throughout the campaign life cycle. Our publisher operations team onboards publishers and engages directly with the customer to support their needs and effectively monetize inventory. We expect to continue to expand our sales and marketing and customer support teams as we expand into new industry verticals and geographical markets and add additional products across our technology ecosystem.

Our Team and Culture

As part of our track record of successfully integrating acquisitions, we pride ourselves on bringing together new teams under one culture. Each day, we strive to be as innovative, committed, collaborative and authentic as possible, with no ego which is why these are our global company values.

Our management team encourages employees to share their feedback, ideas, and thoughts by promoting a transparent organizational culture and an open-door policy. We also introduced internal surveys to garner employee feedback and satisfaction and to receive suggestions.

We communicate and build relationships with external stakeholders via our marketing efforts, including digital and social media, events, public relations, direct marketing and online advertising among other initiatives. We have “People & Culture” programs, which provide employees with volunteer opportunities in many of our local communities, particularly focused on education and serving underprivileged communities. We as a company also regularly donate to volunteer associations.

Our employees tend to be long-tenured across our entities, with an average tenure of the leadership team being approximately seven years, and more than three years across all employees.

We believe we attract talented employees to our company, and sophisticated customers to our platform, in large part because of our vision and unwavering commitment to using cutting-edge technologies to create products that help advance the digital advertising industry.

As of December 31, 2022, we had 1,087 employees globally, including employees integrated into the combined Company through the acquisition of Amobee.

Intellectual Property

Our success depends, in part, on our ability to protect the proprietary methods and technologies that we develop or otherwise acquire. We rely on copyright, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies and own more than 50 patents. We rely upon common law protection for certain marks, such as “Tremor” and “Tremor Video.”

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

The U.S. Congress and state legislatures, along with federal regulatory authorities, have increased their attention on matters concerning the collection and use of consumer data, including relating to internet-based advertising. Data privacy legislation has been introduced in the U.S. Congress, and several states, including California, Virginia, Colorado and Utah, have enacted comprehensive privacy legislation granting rights to consumers to enable increased control over the use of their data. These laws include a consumer’s ability to restrict use of data for behavioral or cross-context advertising purposes. Additional state legislatures have proposed, a variety of types of data privacy legislation. Many non-U.S. jurisdictions have also enacted or are developing laws and regulations governing the collection and use of personal data.

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

Certain State Attorneys General in the United States may also bring enforcement actions based on comparable state laws or federal laws that permit state-level enforcement. In California, for example, the Attorney General may bring enforcement actions for violations of the CCPA, as modified by the Attorney General’s enforcement guidelines. When we receive bid requests that include an opt-out signal, we do not sell personal information, as defined by the CCPA. We have also adopted the Digital Advertising Alliance (“DAA”) CCPA Compliance Framework, which includes a technical specification to identify consumer signals to opt-out of sale of their data and have signed the IAB Limited Service Provider Agreement that imposes service provider obligations for certain opted-out bid requests. These IAB frameworks are designed to facilitate compliance with the CCPA although the California Attorney General’s office has not yet approved such frameworks. The CCPA sets forth high potential liabilities for data privacy violations on a per-incident basis, and the industry faces an uncertain compliance burden as our partners and publishers work to become compliant with the law. Also, the CPRA, once it takes effect in January 2023, will impose additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt-outs for certain uses of sensitive data and sharing of personal data.

Since California enacted the CCPA and CPRA), Virginia enacted the Virginia Privacy Act (effective January 1, 2023), Colorado enacted the Colorado Privacy Act (effective July 1, 2023) and Utah enacted the Utah Consumer Privacy Act (effective December 31, 2023). We expect the trend of enacting new and comprehensive privacy legislation to continue not only in the US but also around the globe.

To protect against unlawful content (advertiser and publisher), we include restrictions on content in our terms and conditions. We also utilize various technologies and processes to review publisher properties and use third party software to screen impressions we acquire through advertising exchanges.

4.C. ORGANIZATIONAL STRUCTURE

The following table sets out details of the Company’s significant subsidiaries:

Name of company	Country of Incorporation	Ownership Percentage
Taptica Inc.	USA	100%
Tremor Video Inc.	USA	100%
Adinnovation Inc.	Japan	100%
Taptica UK	UK	100%
Unruly Group US Holding Inc.*	USA	100%
YuMe Inc.*	USA	100%
Perk.com Canada Inc	Canada	100%
R1Demand LLC*	USA	100%
Unruly Group LLC	USA	100%
Unruly Holdings Ltd.*	UK	100%
Unruly Group Ltd.	UK	100%
Unruly Media GmbH	Germany	100%
Unruly Media Pte Ltd.*	Singapore	100%
Unruly Media Pty Ltd.	Australia	100%
Unruly Media KK	Japan	100%
Unruly Media Inc	USA	100%
SpearAd GmbH	Germany	100%
Unmedia Video Distribution Sdn Bhd	Malaysia	100%
Amobee Inc*	USA	100%
Amobee EMEA Limited	UK	100%
Amobee International Inc	USA	100%
Amobee Ltd	IL	100%
Amobee Asia Pte Ltd*	Singapore	100%
Amobee ANZ Pty Ltd	Australia	100%

*  Under these companies, there are twenty-seven (27) wholly owned subsidiaries that are inactive and/or in liquidation process.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Tel Aviv, Israel where we occupy facilities totaling approximately 11,800 square feet under a lease that expires in May 2024. In addition, we have key locations in New York, New York, Los Angeles, California, Redwood City, California, Chicago, Illinois, and Baltimore, Maryland in the United States, as well as international locations in the United Kingdom, Japan, Singapore, Australia and Germany. These locations support our key business functions including sales and marketing, customer support, business development, engineering, product development and infrastructure support. We believe that our current facilities are suitable to meet our existing needs.

4.E. UNRESOLVED STAFF COMMENTS

None

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with Item 4. “Information on the Company – 4B. Business Overview” and our audited consolidated financial statements and the related notes thereto appearing at the end of this Annual Report. We present our audited consolidated financial statements in USD and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

You should carefully review and consider the information regarding our financial condition and results of operations set forth under Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 15, 2022, for an understanding of our operating results and liquidity discussions and analysis comparing fiscal year 2021 to fiscal year 2020.

Some information included in this discussion and analysis, including statements regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other statements regarding our plans and strategy for our business and related financing, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. Please see “Special Note Regarding Forward-Looking Statements and Risk Factor Summary in this Annual Report. You should read the “Risk Factors” section of this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

We maintain our books in USD, which is the Company’s functional currency, and have been rounded to the nearest thousands, except when otherwise indicated. The USD is the currency that represents the principal economic environment in which the Company operates, and we prepare our financial statements in accordance with IFRS as issued by the IASB.

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

We believe there is a significant market opportunity within the approximately $567 billion global digital advertising market that is expected to grow at a CAGR of approximately 10% through 2026, according to eMarketer. Digital publishers rely on advertising to support their businesses and brands, and advertisers use this medium to capture uniquely targeted and viewable impressions. We believe the digital advertising market remains fragmented and that our full-service end-to-end software platform and vast expertise within Video and CTV puts us in a strong position to continue to increase our market share from traditional ad sales channels.

We believe that we are positioned to benefit from several trends in the evolving advertising ecosystem, including the proliferation of digital media consumption, adoption of programmatic advertising, a growing focus on premium formats such as Video and CTV, and the increasing sophistication of the overall digital landscape. We address the broad and evolving digital advertising market through our three core offerings, including proprietary DSP solutions that advertisers leverage to manage digital advertising campaigns, a proprietary SSP solution that publishers leverage to optimally monetize digital inventory and a proprietary DMP solution which is integrated with both our DSP and SSP solutions. Our versatile DMP solution benefits from vast amounts of data and provides optimal campaign recommendations for audience sets by employing advanced machine learning algorithms and now includes the Linear TV Planning and Cross-Platform tools. The contextualization of the data synthesized by our DMP solution provides advertisers with a comprehensive, personalized view of audiences, enabling more effective targeting across formats and devices and optimizes the monetization of publisher inventory. These three solutions are enhanced by our Brand Intelligence offering helping our customers gain a comprehensive view of their audiences. By combining these proprietary solutions as well as integrations with industry-leading partners, we provide an end-to-end software platform that is dynamic and flexible to our customers’ needs, which enables us to address more digital ad spend.

Our customers are comprised of both ad buyers, including brands and agencies, and digital publishers. Our platform included a diversified customer base of approximately 1,250 active customers and approximately 1,530 active publishers as of December 31, 2022 with approximately 20 billion unique users for the month ended December 31, 2022, and serves advertisements in 246 countries. These figures include combined results from both Tremor International and Amobee.

We generate revenue through platform fees that are tailored to fit the customer’s specific utilization of our solutions and include (i) a percentage of spend, (ii) flat fees and (iii) fixed CPM.

Recently, the economic health of advertisers has been impacted by impacts of the COVID-19 pandemic beginning in 2020 and residual impacts that continued through 2022, as well as current inflation issues and the resulting economic uncertainty in the United States and global economy which continued through 2022. Many advertisers also suffered, and continue to do so, as a result of supply chain constraints which are materially impacting certain verticals. Many marketing budgets, particularly those hardest hit by the pandemic and economic uncertainty such as travel, retail and hospitality, and those impacted by supply chain constraints such as automotive, decreased or paused their advertising spending as a response to the economic uncertainty, decline in business activity and other COVID-19 related impacts which have not fully recovered, and may continue to have, a negative impact on our revenue and results of operations. The advertising industry was significantly impacted in 2022 by supply chain constraints, inflation, the economic uncertainty in the global economy and the residual impact of the COVID-19 pandemic, including in the United States (where the majority of our revenue is generated). As a result of all of these contributing factors, advertising demand on our platform decreased significantly in the second half of 2022, as economic activity across most markets contracted and marketing budgets were reduced. Despite recovery as parts of the economy reopened at the end of the second quarter of 2020 into 2021, the residual impacts of the COVID-19 Pandemic, increasing inflation concerns and economic uncertainty around the globe has continued to limit advertising spending over this period, other industries drove growth in advertising spending, particularly in Video (including CTV).

On August 18, 2022, the Company completed a $25 million investment in VIDAA, a smart TV operating system, streaming platform, and subsidiary of Hisense. Through its investment, the Company received a minority equity stake in VIDAA, a multi-year extension to exclusively share VIDAA’s global ACR data for targeting and measurement across the Company’s end-to-end platform, and ad monetization exclusivity on media in the U.S., UK, Canada, and Australia. On September 12, 2022, the Company completed its acquisition of Amobee, a leading global advertising platform that optimizes outcomes for advertisers and media companies and improves cross channel performance across linear, Connected TV, and digital media, for $211.8 million, as adjusted. The acquisition of Amobee drives added scale and advertiser demand to the Company’s platform, while also adding a number of brand and agency customers that were previously either not leveraging the Company’s technology products or were leveraging them very minimally. The acquisition also enhances Tremor International’s enterprise self-service DSP capabilities, performance media buying capabilities, and data-driven planning capabilities, highlighted by the creation of cross-planning capabilities for advertisers and broadcasters across linear TV and CTV simultaneously. The acquisition consideration of $211.8 million, as adjusted, was funded through a combination of existing cash resources, and approximately $100 million from a new $180 million secured credit facility. The credit facility consisted of a $90 million secured Term Loan A drawn at closing, and a $90 million Revolving Credit Facility, of which $10 million was drawn at closing. The remaining $80 million capacity on the Revolving Credit Facility provides the Company with additional liquidity, which may be utilized for a variety of investments including future strategic investments and initiatives alongside existing surplus cash resources.

      Our Video revenue grew from $242.7 million in the year ended December 31, 2021 to $243.3 million in the year ended December 31, 2022. These results include contributions from Amobee for the period from when we closed the acquisition on September 12, 2022 through December 31, 2022. Video revenue for Tremor International as a standalone company was impacted by challenging macroeconomic conditions experienced across several industries, including rising interest rates, supply chain constraints, rising inflation, geopolitical uncertainty, and recession concerns, which pressured the advertising demand environment. This pressure, however, was partially offset by Video revenue contributed by Amobee for the period from when we closed the acquisition through the end of 2022. Our Video revenue growth included the rapid growth of CTV revenue over the same period, which grew from $80.3 million in the year ended December 31, 2021 to $97.2 million in the year ended December 31, 2022. CTV revenue for Tremor as a standalone company, however, was more resilient during 2022 as advertisers continued to advertise using CTV to increase brand awareness through our scaled end-to-end suite of technology solutions and expertise within the activity despite challenging market conditions. Amobee also contributed positive CTV revenue from when we closed the acquisition through the end of 2022, furthering the Company’s year-over-year growth within the activity. The growth of Video (including CTV) revenue contributed to 3% growth in Programmatic revenue for the year ended December 31, 2022 from the year ended December 31, 2021. The programmatic growth figure includes results from Amobee for the period from when the acquisition closed on September 12, 2022 through December 31, 2022.

      Our total comprehensive income for the twelve months ended December 31, 2022, decreased by $54.4 million from the equivalent figure for the twelve months ended December 31, 2021, and represented a 77.0% year-over-year decrease as compared to our total comprehensive income for the twelve months ended December 31, 2021. We generated $16.2 million and $70.6 million in total comprehensive income for the years ended December 31, 2022, and 2021, respectively. Our Adjusted EBITDA for the twelve months ended December 31, 2022, decreased by $16.3 million from the equivalent figure for the twelve months ended December 31, 2021 and represented a 10.1% year-over-year decrease. Additionally, we generated $144.9 million and $161.2 million in Adjusted EBITDA for the years ended December 31, 2022 and 2021, respectively. The Company had a net cash position of $115.5 million as of December 31, 2022.

Our Business Model

Tremor International is a collection of brands uniting creativity, data and technology across the open internet. Our end-to-end, video-first platform facilitates and optimizes engaging advertising campaigns for brands, media groups and content creators worldwide—enabling powerful partnerships and delivering meaningful results. A leader in CTV and Video, Tremor International’s footprint is expanding across some of the industry’s fastest-growing activities, driven by a global team of seasoned technologists and digital natives.

Our end-to-end platform is a comprehensive software suite that supports a wide range of media types (e.g., Video, display, etc.) and devices (e.g., mobile, CTVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers can purchase high quality advertising inventory from publishers at scale. Our solutions offer many advantages, including an advanced real-time bidding auction optimization engine, a quality and global marketplace, and flexibility to enact concurrent campaign strategies that drives strong returns for investments in digital ad real estate.

Our platform handles approximately 135 billion daily ad requests, approximately 1,500 terabytes of daily data and approximately 320 million daily ad impressions. Each transaction is processed in a fraction of a second (55ms on average) and powered by our real-time bidding engine, which leverages thousands of private servers and infrastructure in three strategically located data centers located in the United States, Europe and Asia Pacific. These figures include combined accommodations between both Tremor International and Amobee.

Key Components of our platform include:

•
Demand Side Platform – We offer self-service DSP solutions for advertisers and their agencies to efficiently and intuitively manage omni-channel campaigns. We also offer full-service options to agencies in addition to our self-service DSP solutions. Our DSP solutions provide access to wide reaching and high-quality inventory, audience targeting, and advanced reporting to optimize advertising campaigns, improve ROI, and gain deep insights and analytics into brand engagement.

•
Data Management Platform – We offer a fully integrated DMP solution that sits at the center of our platform that unlocks the power of data flowing through our DSP and SSP solutions and includes Linear TV and Cross-Planning tools. Our DMP enables advertisers and publishers to use data from various sources in order to optimize results of their advertising campaigns. Our DMP provides insights and recommendations pertaining to geographic, behavioral and demographic data, among others in a unified solution. We believe an integrated DMP is a key component to the marketplace because it enables advertisers and publishers to use and activate data to target audiences with more accuracy across a number of different channels.

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

•
Brand Intelligence – We collect, synthesize and analyze the data sets across our platform through extensive artificial intelligence technologies and advanced machine learning capabilities. These recommendations ultimately provide key insights into valuable ad impressions and forecasts for auction behavior. We believe these technologies drive optimal results for our advertisers and publishers.

Key Factors Affecting Our Results of Operations

We believe our results of operations is influenced by several factors, including the following:

Attract, Retain and Grow our Customer Base: A large part of our growth in recent years has been driven by expanding the usage of our platform by our existing advertisers and publishers as well as by adding new advertisers and publishers. As a result, our revenue growth depends upon our ability to retain our existing advertisers and publishers and to capture a larger amount of their advertising spend through our platform.

For the year ended December 31, 2022, we achieved gross profit per active customer (calculated as our gross profit for the period divided by our active customers for the period) of $251,693 excluding results from Amobee ($199,200 including results from Amobee) and Contribution ex-TAC per active customer (calculated as our Contribution ex-TAC for the period divided by our active customers for the period) of $308,062 excluding results from Amobee ($247,780 including results from Amobee). In comparison, for the year ended December 31, 2021, we achieved gross profit per active customer of $332,054 and Contribution ex-TAC per active customer of $395,254. During the year ended December 31, 2022, gross profit per active customer and Contribution ex-TAC per active customer decreased on an organic basis (excluding Amobee), largely due to challenging macroeconomic conditions which adversely impacted the advertising demand environment and advertising budgets within the industry.

We continued to add enhanced capabilities to our already scaled and widely adopted technology ecosystem to encourage existing advertisers and publishers to increase their usage of our platform. As a result of this and other similar engagement initiatives, we achieved a Contribution ex-TAC retention rate of 80% for the year ended December 31, 2022. While our retention rate is solid, the retention rate was significantly impacted by challenging macroeconomic conditions that created uncertainty, and reduced spend, within the advertising demand environment. These conditions were observed within the industry throughout 2022. However, over time, and in more normalized market conditions, we expect customers to typically increase their level of spend, and adoption of additional products, across our end-to-end technology platform due to the convenience of transacting with one vendor that can service them in multiple ways, the inconvenience associated with switching vendors and learning a new technology, as well as the data, return on ad spend, and cost benefits provided by our suite of technology solutions.

Investment in Growth: We believe that the advertising market is in the early stages of a secular shift towards digital video advertising. We have been specializing in digital video advertising, which collectively accounts for approximately 90% of our Programmatic revenue for the year ended December 31, 2022. The figure for the year ended December 31, 2022, includes contributions from Amobee for the period from when we closed the acquisition on September 12, 2022 through December 31, 2022. We plan to invest in long-term growth by focusing on key drivers of digital advertising growth: Video and CTV. We anticipate that our operating expenses will increase in the foreseeable future as we invest in platform operations and technology and development to enhance our product capabilities including acquisitions (such as Amobee and SpearAd), deployment of more self-service capabilities both to our advertisers and publishers, expediting and expanding data relationships and technology (such as our partnership with VIDAA, including the additional equity investment), and adding more ad formats to our platform (e.g., audio, display, etc.). We believe that these investments will contribute to our long-term growth, although it is uncertain whether they may impact our profitability in the near-term.

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

       As the overall economic environment improved during the second half of 2021, but experienced challenges throughout 2022, our Video revenue and CTV revenue grew from $242.7 million and $80.3 million, respectively, for the year ended December 31, 2021, to $243.3 million and $97.2 million, respectively, for the year ended December 31, 2022. These results include contributions from Amobee for the period from when the acquisition closed on September 12, 2022 through December 31, 2022. Video revenue for Tremor International as a standalone company was impacted by challenging macroeconomic conditions experienced across several industries, including rising interest rates, supply chain constraints, rising inflation, geopolitical uncertainty, and recession concerns, which pressured the advertising demand environment. This pressure, however, was offset by Video revenue contributed by Amobee for the period from when we closed the acquisition through the end of 2022. CTV revenue for Tremor as a standalone company, however, was more resilient during 2022 as advertisers continued to advertise using CTV to increase brand awareness through our scaled end-to-end suite of technology solutions and expertise within the activity, despite challenging market conditions. Amobee also contributed positive CTV revenue from when we closed the acquisition through the end of 2022, furthering the Company’s year-over-year growth within the activity. This growth of Video (including CTV) contributed to 3% growth in Programmatic revenue for the year ended December 31, 2022 compared to the year ended December 31, 2021. This programmatic growth figure includes results from Amobee for the period from when the acquisition closed on September 12, 2022 through December 31, 2022.

During 2022, the Company, its customers, and its partners, continued to face persistent macroeconomic challenges associated with several factors including: the COVID-19 pandemic, and residual impacts of efforts to curtail its spread and reduce further economic damage sustained; rising interest rates; rising inflation; global supply chain constraints; changes in foreign currency exchange rates; recession concerns; and geopolitical uncertainty, the combination of which drove advertisers across several industries to reduce, or delay deployment of, budgets and advertising spend, see “Risk Factors—Our revenue and results of operations are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns, inflation, supply constraints and the COVID-19 pandemic, can make it difficult to predict our revenue and could adversely affect our business, results of operations and financial condition.”

Seasonality: In the advertising industry, companies commonly experience seasonal fluctuations in revenue. For example, many marketers allocate the largest portion of their budgets to the fourth quarter of the calendar year in order to coincide with increased holiday purchasing. Historically, the fourth quarter of the year has reflected our highest level of advertising activity for the year. We generally expect the subsequent first quarter to reflect lower activity levels. In addition, historical seasonality may not be predictive of future results given the potential for changes in advertising buying patterns and consumer activity due to economic uncertainty, rising inflation, supply chain constrains and residual impacts of the COVID-19 pandemic. Nevertheless, when macro-economic conditions improve and as countries continue to recover from the COVID-19 pandemic, we expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole.

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

Revenue. Our revenue is generated from transactions where we provide a platform for the purchase and sale of digital advertising inventory. Our end-to-end platform is a comprehensive software suite that supports a wide range of media types (e.g., Video, display, etc.) across various devices (e.g., mobile, CTVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers (buyers) are able to purchase high quality advertising inventory from publishers (sellers) at scale.

We generate revenue through fees that we charge, based on customer type, to utilize our solutions and services and upon usage and delivery.

Often, advertisers use our DSP solution in connection with access to our DMP for optimizing media buys from our SSP solution.

Cost of revenues (exclusive of depreciation and amortization). Cost of revenues (exclusive of depreciation and amortization) primarily consists of hosting fees and data costs for both Programmatic and Performance activities, as well as media costs for Performance activities that are directly attributable to revenue generated by the Company and generally based on the revenue share arrangements with audience and content partners.

Research and development expenses. Research and development expenses consist primarily of compensation and related costs for personnel responsible for the research and development of new and existing products and services. Where required, development expenditures are capitalized in accordance with the Company’s standard internal capitalized development policy in accordance with International Accounting Standard (“IAS”) 38. All research costs are expensed when incurred.

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

Depreciation and amortization. Depreciation and amortization primarily consist of depreciation of fixed assets and amortization of intangible assets, as well as depreciation and amortization of right of use assets.

Financing income. Financing income primarily consists of foreign currency gains and interest income.

Financing expense. Financing expense primarily includes exchange rate differences, interest and bank fees and other expenses.

Other income (expense). Other income (expense) includes gain on sale of business unit and income from expired financial liability offset by a disposal of intangible assets.

Taxation. Taxation consists primarily of income taxes related to the jurisdictions in which we conduct business. Our effective tax rate is affected by non-deductible expenses net of tax-exempt income, utilization of tax losses from prior years for which deferred taxes is recognized, effect on deferred taxes at a rate different from the primary tax rate, effect of reduced tax rate on preferred income and differences in previous tax assessments. As of December 31, 2022, we have tax loss carry forwards from US in the amount of $65.7 million and other international jurisdictions in the amount of $22.3 million and no tax loss carry forwards for Israeli tax purposes.

Results of Operations

The following tables set forth our results of operations in U.S. dollars and as a percentage of revenue for the years indicated:

	Year Ended December 31, 2022		Year Ended December 31, 2021
	(In thousands)	As a % of revenue	(In thousands)	As a % of revenue

Revenues	$335,250	100.0%	$341,945	100.0%
Cost of revenues (exclusive of depreciation and amortization shown separately below)	60,745	18.1	71,651	21.0
Research and development	33,659	10.0	18,422	5.4
Selling and marketing	89,953	26.8	74,611	21.8
General and administrative	68,005	20.3	63,499	18.6
Depreciation and amortization	42,700	12.7	40,259	11.7
Other income, net	(4,564)	(1.4)	(959)	(0.3)

Profit (loss) from operations	44,752	13.3	74,462	21.8
Financing income	(2,284)	(0.7)	(483)	(0.1)
Financing expenses	4,611	1.4	2,670	0.8

Financing expenses, net	2,327	0.7	2,187	0.7
Profit before taxes on income	42,425	12.7	72,275	21.1
Tax benefit (expenses)	(19,688)	(5.9)	948	0.3

Profit for the year	22,737	6.8	73,223	21.4
Foreign currency translation differences for foreign operation	(6,499)	(1.9)	(2,632)	(0.8)

Total comprehensive income for the year	$16,238	4.8%	$70,591	20.6%

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

Revenue

	Year Ended December 31,		Change
	2022 (In thousands)	2021 (In thousands)
			$	%
(in thousands, except for percentages)
Revenue	$335,250	$341,945	$(6,695)	(2.0)%

Revenue decreased by $6.7 million, or 2.0%, to $335.3 million for the year ended December 31, 2022, from $341.9 million for the year ended December 31, 2021. Excluding results from Amobee, the $43.5 million decrease in annual revenue attributable to Tremor International as a standalone company was driven primarily by challenging macroeconomic conditions which negatively impacted the advertising demand environment throughout 2022 including widespread global supply chain constraints, rising interest rates, rising inflation, geopolitical uncertainty, and recession concerns. This decrease however was offset by $36.8 million in revenue contribution from Amobee for the period from when the acquisition closed on September 12, 2022 through December 31, 2022.

Cost of revenues

	Year ended December 31,		Change
	2022 (In thousands)	2021 (In thousands)	$	%
(in thousands, except for percentages)
Cost of revenues (Exclusive of Depreciation and Amortization)	$60,745	$71,651	$(10,906)	(15.2)%

Cost of revenues (exclusive of depreciation and amortization) decreased by $10.9 million, or 15.2%, to $60.7 million for the year ended December 31, 2022 from $71.7 million for the year ended December 31, 2021. Excluding cost of revenues associated with Amobee (exclusive of depreciation and amortization), the $15.6 million decrease in cost of revenues (exclusive of depreciation and amortization) associated with Tremor International as a standalone company was primarily driven by a decrease in Performance revenue and corresponding costs, as several direct-to-consumer brand customers experienced significant pressure on advertising budgets due to rising inflation during 2022. This decrease however was offset by $4.7 million in cost of revenues (excluding depreciation and amortization) associated with Amobee for the period from when the acquisition closed on September 12, 2022 through December 31, 2022.

Research and development expenses

	Year ended December 31,		Change
	2022 (In thousands)	2021 (In thousands)	$	%
(in thousands, except for percentages)
Research and development	$33,659	$18,422	$15,237	82.7%

Research and development expenses increased by $15.2 million, or 82.7%, to $33.7 million for the year ended December 31, 2022 from $18.4 million for the year ended December 31, 2021. Excluding research and development expenses associated with Amobee, the $7.2 million increase in research and development costs associated with Tremor International as a standalone company was driven by increased investment in technology and product innovation which drove a $1.8 million increase in salary and related expenses as a result of increased headcount, a $0.9 million increase in expenses related to research and development and engineering tools and services and a $4.5 million increase in share-based compensation expense. Amobee added $8.0 million in research and development expenses for the period from when the acquisition closed on September 12, 2022, through December 31, 2022, primarily as a result of salary and related expenses.

Selling and marketing expenses

	Year ended December 31,		Change
	2022 (In thousands)	2021 (In thousands)	$	%
(in thousands, except for percentages)
Selling and marketing	$89,953	$74,611	$15,342	20.6%

Selling and marketing expenses increased by $15.3 million or 20.6% to $90.0 million for the year ended December 31, 2022 from $74.6 million for the year ended December 31, 2021. Excluding selling and marketing expenses associated with Amobee, the $0.4 million decrease in selling and marketing expenses for Tremor International as a standalone company was primarily driven by a $6.1 million decrease in wages and salaries mainly connected to lower revenue performance, which was largely offset by a $3.5 million increase in share-based compensation expense and a $2.2 million increase in marketing, advertising, sales, and client-related expenses due to increased in-person sales and marketing events taking place, as certain COVID-19 restrictions began to abate in 2022. Amobee added $15.7 million in selling and marketing expenses for the period from when the acquisition closed on September 12, 2022, through December 31, 2022, which was driven primarily by salary and related expenses.

General and administrative expenses

	Year ended December 31,		Change
	2022 (In thousands)	2021 (In thousands)	$	%
(in thousands, except for percentages)
General and administrative	$68,005	$63,499	$4,506	7.1%

General and administrative expenses increased by $4.5 million, or 7.1%, to $68.0 million for the year ended December 31, 2022 from $63.5 million for the year ended December 31, 2021. Excluding general and administrative expenses associated with Amobee, the $1.3 million decrease in general and administrative expenses for Tremor International as a standalone company was driven primarily by an approximately $ 3.1 million  decrease in allowance for doubtful debts mainly attributable to past debt collection compared to $5 million expenses in prior year, a $1.4 million decrease in rent expense, and a $3.0 million decrease in special bonuses awarded as a result of the successful completion of the Company’s initial public offering on Nasdaq in 2021. These decreases were offset mainly by a $5.1 million increase in professional service fees and expenses largely associated with increased legal, director’s insurance and audit fees due to public company reporting requirements in the United States, as well as a $5.8 million increase in acquisition costs, including investment in Amobee and a $0.4 million increase in share- based compensation. Amobee added $5.8 million in general and administrative expenses for the period from when the acquisition closed on September 12, 2022 through December 31, 2022, which was largely driven by salaries and related expenses.

Depreciation and amortization expenses

	Year ended December 31,		Change
	2022 (In thousands)	2021 (In thousands)	$	%
(in thousands, except for percentages)
Depreciation and amortization	$42,700	$40,259	$2,441	6.1%

      Depreciation and amortization expenses increased by $2.4 million, or 6.1%, to $42.7 million for the year ended December 31, 2022 from $40.3 million for the year ended December 31, 2021. Tremor International as a standalone company experienced a $1.1 million increase in depreciation and amortization on servers and internally developed intangible assets as well as a $0.6 million increase in depreciation of the lease assets of data centers and offices attributable to the optimization of assets, which was offset by an $11.2 million amortization of acquired intangible assets from a previous acquisition that were fully amortized. Amobee added $11.9 million in depreciation and amortization expenses for the period from when the acquisition closed on September 12, 2022 through December 31, 2022, mainly attributable to the amortization of intellectual property and depreciation of servers and lease assets of data centers and offices.

Other income, net

	Year ended December 31,		Change
	2022 (In thousands)	2021 (In thousands)	$	%
(in thousands, except for percentages)
Other income, net	$4,564	$959	$3,605	375.9%

 Other income, net, increased by $3.6 million, or 375.9%, to $4.6 million for the year ended December 31, 2022 from $1.0 million for the year ended December 31, 2021. This increase was largely attributable to a $5.1 million expired of financial liability, which was offset by a $1.0 million decrease in other income as a result of revenue and profit sharing associated with the sale of certain non-core business units, as well as a $0.5 million disposal of certain intangible assets.

Net financial expenses (income)

	Year ended December 31,		Change
(in thousands, except for percentages)	2022 (In thousands)	2021 (In thousands)	$	%
Financial income	$(2,284)	$(483)	$(1,801)	372.9%
Financial expenses	$4,611	$2,670	$1,941	72.7%
Financial expenses, net	$2,327	$2,187	$140	6.4%

Net financial expenses increased by $0.1 million, or 6.4%, to $2.4 million for the year ended December 31, 2022 from $2.2 million for the year ended December 31, 2021. This increase was primarily driven by a $0.6 million increase in currency exchange rate fluctuations and a $0.1 million increase in finance expenses related to lease liabilities but was offset by a $0.6 million decrease in interest expenses, net, as interest income increased on bank deposits while loan expenses were incurred as a result of the acquisition of Amobee during 2022.

Tax benefit (expenses)

	Year ended December 31,		Change
(in thousands, except for percentages)	2022 (In thousands)	2021 (In thousands)	$	%
Tax benefit (expenses)	$(19,688)	$948	$(20,636)	(2176.8)%

      Tax benefit decreased by $20.6 million or 2176.8% to $19.7 million tax expenses for the year ended December 31, 2022 from $0.9 million tax benefits for the year ended December 31, 2021. The tax expenses for the year ended December 31, 2022 was primarily due to non-deductible share-based compensation and capitalization for tax purposes of research and experimental expenditures, for which deferred taxes were not recognized, partially offset by research and development tax credits, and utilization of carry forward losses for which no deferred tax assets had been recognized in the previous years.

Profit for the year

	Year ended December 31,		Change
(in thousands, except for percentages)	2022 (In thousands)	2021 (In thousands)	$	%
Profit for the year	$22,737	$73,223	$(50,486)	(69.0)%

      Profit decreased by $50.5 million, or 69.0%, to $22.7 million for the year ended December 31, 2022 from $73.2 million for the year ended December 31, 2021. This decrease was primarily attributable to a $6.7 million decrease in revenue, a $15.2 million increase in research and development expenses as a result of increased investment in technology and product innovation as well as the acquisition of Amobee, a $15.3 million increase in selling and marketing expenses largely attributable to the acquisition of Amobee, a $4.5 million increase in general and administrative expenses mainly associated with the acquisition of Amobee, a $2.4 million increase in depreciation and amortization primarily due to the acquisition of Amobee, and a $0.1 million increase in financial expenses, net. The decrease was offset by $10.9 million lower cost of revenues (exclusive of depreciation and amortization) primarily associated with lower performance revenue generated, a $3.6 million increase in other income, net, tying largely to an expiration of financial liability and a $20.6 million decrease in tax benefits.

Total comprehensive income for the year

	Year ended December 31,		Change
(in thousands, except for percentages)	2022 (In thousands)	2021 (In thousands)	$	%
Total comprehensive income for the year	$16,238	$70,591	$(54,353)	(77.0)%
Net profit margin	4.8%	20.6%

      Total comprehensive income decreased by $54.4 million, or 77.0%, to $16.2 million for the year ended December 31, 2022 from $70.6 million for the year ended December 31, 2021. This decrease was primarily attributable to a $50.5 million reduction in annual profits as well as $3.9 million associated with fluctuations in foreign currency translation differences for foreign operations stemming mainly from the translation of British pound sterling and Japanese yen to U.S. dollars.

Net profit margin decreased to 4.8% for the year ended December 31, 2022 from a net profit margin of 20.6% for the year ended December 31, 2021. This decrease was primarily driven by a research and development expense increase of 82.7%, selling and marketing expense increase of 20.6% and increase in tax expenses of 2176.8%.

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

Programmatic and Performance Revenue by Media Type and Device

The following table summarizes the Programmatic and Performance revenue by selected media type and device for the years ended December 31, 2022 and 2021.

	2022 Revenue			2021 Revenue
Yearly revenue matrix	Programmatic	Performance	Group	Programmatic	Performance	Group
(unaudited, in thousands)
Video	$243,306	—	$243,306	$242,724	—	$242,724
CTV(1)	40%	—	40%	33%	—	33%
Mobile(1)	47%	—	47%	47%	—	47%
Desktop(1)	12%	—	12%	20%	—	20%
Other(1)	1%	—	1%	—	—	—
Display	$24,810	$60,895	$85,705	$23,891	$75,330	$99,221
Other (2)	$6,239	—	$6,239	—	—	—
Total Group	$274,355	$60,895	$335,250	$266,616	$75,329	$341,945

(1)          Percent of total Video revenue
(2)          Mainly ATV

Selected Device – CTV
	Year Ended December 31, 2022	Year Ended December 31, 2021	% Change
Revenue (in thousands)	$97,164	$80,299	21%
% of Programmatic revenue	35%	30%	—

CTV revenue increased by $16.9 million, or 21%, to $97.2 million for the year ended December 31, 2022, from $80.3 million for the year ended December 31, 2021. The increase was mainly attributable to the increase in our CTV partners’ utilization of our end-to-end platform.

Selected Media Type – Video
	Year ended December 31, 2022	Year Ended December 31, 2021	% Change
Revenue (in thousands)	$243,306	$242,724	0.2%
% of Programmatic revenue	89%	91%	—

Video revenue increased by $0.6 million, or 0.2%, to $243.3 million for the year ended December 31, 2022, from $242.8 million for the year ended December 31, 2021. This increase was mainly attributable to continued spending on our DSP platform driven by our strong expertise in digital video advertising.

Other Key Financial Metrics
	Year ended December 31,
	2022	2021	2020
IFRS measures
Revenue (in thousands)	$335,250	$341,945	$211,920
Gross profit (in thousands)	$249,138	$253,689	$132,517
Total comprehensive income	$16,238	$70,591	$4,975
Net profit margin	5%	21%	2%
Non-IFRS measures
As adjusted (non-IFRS) revenue (in thousands)	—	—	—
Contribution ex-TAC (in thousands)	$309,726	$301,975	$184,282
Adjusted EBITDA (in thousands)	$144,889	$161,238	$60,513
Adjusted EBITDA margin	43.2%	47%	29%

(1)          Contribution ex-TAC is defined as our gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus both the Programmatic media cost (as defined below) and the Performance media cost (as defined below) (collectively, “traffic acquisition costs” or “TAC”), since we arrange for the transfer of such costs from the supplier to the customer through the use of our platform and do not control such features prior to transfer to the customer.

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

We define Adjusted EBITDA as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring, acquisition and IPO-related costs and other income, net.

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

The following table reconciles Contribution ex-TAC to the most directly comparable IFRS financial performance measure, which is gross profit:

	Year Ended December 31,
(in thousands)	2022	2021	2020
Revenues	$335,250	$341,945	$211,920
Cost of revenues (exclusive of depreciation and amortization)	(60,745)	(71,651)	(59,807)
Depreciation and amortization attributable to Cost of Revenues	(25,367)	(16,605)	(19,596)
Gross profit (IFRS)	249,138	253,689	132,517
Depreciation and amortization attributable to Cost of Revenues	25,367	16,605	19,596
Cost of revenues (exclusive of depreciation and amortization)	60,745	71,651	59,807
Performance media cost(a)	(25,524)	(39,970)	(27,638)

Contribution ex-TAC (Non-IFRS)	$309,726	$301,975	$184,282

(a)          Represents the costs of purchases of impressions from publishers on a cost per thousand impression basis in our Performance activities.

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

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is total comprehensive income (loss) for the year:

	Year Ended December 31,
	2022	2021	2020
(in thousands)
Total comprehensive income (loss) for the year	$16,238	$70,591	$4,975
Foreign currency translation differences for foreign operation	6,499	2,632	(2,836)
Taxes on income	19,688	(948)	(9,581)
Financial expense (income), net	2,327	2,187	1,417
Depreciation and amortization	42,700	40,259	45,187
Stock-based compensation	50,505	42,818	14,490
Other expenses	540	—	1,700
Restructuring	307	508	4,637
Acquisition-related cost	6,085	253	524
IPO related one-time cost	—	2,938	—

Adjusted EBITDA	$144,889	$161,238	$60,513

Contribution ex-TAC

Our contribution ex-TAC increased by 2.6% from $302.0 million for the year ended December 31, 2021 to $309.7 million for the year ended December 31, 2022. The increase was mainly attributable to contribution from the acquisition of Amobee for the period from when we closed the acquisition on September 12, 2022 through December 31, 2022, which helped to offset lower Contribution ex-TAC from Tremor International as a standalone Company, driven by challenging macroeconomic conditions which significantly pressured advertising budgets during 2022.

Adjusted EBITDA

Our Adjusted EBITDA decreased by $16.3 million from $161.2 million for the year ended December 31, 2021 to $144.9 million for the year ended December 31, 2022. The decrease was driven primarily by challenging macroeconomic conditions which negatively impacted the advertising demand environment throughout 2022 including widespread global supply chain constraints, rising interest rates, rising inflation, geopolitical uncertainty, and a minor Amobee Adjusted EBITDA contribution of $3.8 million.

Key Operating Metrics
	2022	2021	2020
Active customers
Number of active customers(1)	1,250	764	889
Gross profit per active customer (in thousands)	$199	$332	$149
Contribution ex-TAC(2) per active customer (in thousands) - Organic	$308	$395	$207
Contribution ex-TAC retention rate(3)	80%	150%	112%
Active publishers
Number of active publishers(4)	1,526	1,578	1,444
Ad impressions
Number of ad impressions(5) (in millions)	123,936	94,363	53,839

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

(3)          Contribution ex-TAC retention rate is defined as contribution ex-TAC generated in the year ended December 31, 2022 from the customers who were existing customers as of December 31, 2021 as a percentage of the contribution ex-TAC generated in the year ended December 31, 2021 from the same group of customers. Contribution ex-TAC retention rate is intended to provide an aggregated view of positive and negative changes for the same group of customers over a 12-month period, including customer attrition, customer renewal, service upgrades and service downgrades.

(4)          An active publisher is defined as a publisher or third-party SSP that has used our platform within a trailing 365-day period.

(5)          An ad impression is defined as each time an ad is displayed within our platform.

5.B. LIQUIDITY AND CAPITAL RESOURCES

Overview

       As of December 31, 2022, we had net cash of $115.5 million and a working capital, consisting of current operating assets less current operating liabilities, of $179.6 million. We believe our working capital is sufficient for our present working capital requirements. Additionally, we believe we have the ability to generate and obtain adequate amounts of cash to meet our requirements during fiscal year 2023 and in the long-term.

The following table presents the summary consolidated cash flow information for the years presented.

(in thousands)	2022 (as reported)	2021 (as reported)	2020 (as reported)
Net cash provided by operating activities	$83,008	$170,088	$35,163
Net cash provided by (used in) investing activities	(232,994)	(16,487)	4,919
Net cash provided by (used in) financing activities	3,056	116,862	(22,367)

Net cash provided by operating activities

      Net cash provided by operating activities was $83.0 million for the year ended December 31, 2022, which is derived from our profit for the year of $22.7 million, adjusted for non-cash adjustments of $115.6 million, including depreciation and amortization of $42.7 million, stock-based compensation of $50.5 million, finance expense of $2.1 million, loss on sale and disposal of fixed and intangible assets of $0.5 million, and loss on leases of $0.1 million, tax expanses of $19.7 million. In addition, there was $55.4 million in cash used in operating activities, which includes a decrease in accounts receivable of $57.1 million, a decrease in accounts payable of $100.1 million, a decrease in employee benefit of $0.2 million, income taxes paid, net of $13.6 million and interest received, net of $1.5 million.

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

Net cash provided by (used in) investing activities

Net cash used in investing activities was $233.0 million for the year ended December 31, 2022, which is derived from acquisition of subsidiaries, net of cash acquired of $195.1 million, investment in shares of $25.0 million, acquisition and capitalization of intangible assets of $8.8 million as well as the acquisition of fixed assets of $6.4 million, and an increase in pledged deposits of $0.2 million, partially offset by lease payment receipt of $1.3 million and proceeds from sale of business unit of $1.2 million.

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

Net cash provided by (used in) in financing activities

Net cash provided by financing activities was $3.1 million for the year ended December 31, 2022, which is derived from receipt of long-term debt, net of debt cost of $98.9 million and proceeds from exercise of share options of $2.2 million, partially offset by acquisition of own shares of $86.0 million and leases repayment of $12.0 million.

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

Credit agreement

In September 2022, Unruly Group US Holding Inc. entered into a $90 million senior secured term loan facility (the Term Loan Facility) and a $90 million senior secured revolving credit facility with a $15 million letter of credit sub-facility (the Revolving Credit Facility and, together with the Term Loan Facility, collectively, the Credit Facilities). The Company used the net proceeds of the Term Loan Facility and $10 million of net proceeds of the Revolving Credit Facility to fund a portion of the cash consideration required to close its acquisition of Amobee Inc. The Company may use borrowings made from time to time under the Revolving Credit Facility for general corporate purposes or other purposes not prohibited under the Credit Facilities. Each of the Credit Facilities matures on September 15, 2025 and bears interest, at the Company’s discretion, at a base rate plus a margin of 0.25% to 1.00% per annum or SOFR rate plus a spread of 1.25% to 2.00% per annum plus a credit spread adjustment of 0.10% to 0.25% based on the interest period duration of the applicable borrowing, in each case with such margin being determined by the Company’s consolidated total net leverage ratio. The Revolving Credit Facility may be borrowed, repaid, and re-borrowed until its maturity. The Company may prepay the Credit Facilities at its discretion without premium or penalty. The Credit Facilities are each due and payable in full on the respective maturity date of such Credit Facility.

The Company is also obligated to pay a commitment fee on the undrawn amounts of the Revolving Credit Facility at an annual rate ranging from 0.20% to 0.35%, determined by the Company’s total net leverage ratio. The Credit Facilities require compliance with various financial and non-financial covenants, including affirmative and negative covenants. The financial covenants require that the total net leverage ratio not exceed 3x and the interest coverage ratio not be less than 4x, in each case measured as of the end of each fiscal quarter. As of December 31, 2022, the Company was in compliance with all related covenants. The letter of credit sub-facility includes a fee at a rate per annum equal to the applicable margin for SOFR Loans then in effect on the daily maximum amount then available to be drawn as well as a fronting fee equal to 0.125% per annum along with other standard fees.

Unruly Group US Holding Inc.’s obligations under the Credit Facilities are (i) jointly and severally guaranteed by Tremor International Ltd. and certain of Tremor International Ltd.’s direct and indirect, existing and future wholly owned restricted subsidiaries, subject to certain exceptions and (ii) secured on a first-lien basis by substantially all of the tangible and intangible assets of Unruly Group US Holding Inc. and the guarantors of the Credit Facilities, subject to certain permitted liens and other agreed upon exceptions.

Capital Expenditures

      Our capital expenditures consist primarily of purchases of hardware and software. Our capital expenditures during the year ended December 31, 2022 were $17.1 million, a $10.1 million increase compared to the year ended December 31, 2021. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

      As of December 31, 2022, and December 31, 2021, the Group’s contractual obligation of financial liability is in respect of leases, trade, and other payables in the amount of USD 361,820 thousand and USD 193,213 thousand, respectively. The contractual maturity of the financial liability that is less than one year is in the amount of USD 240,590 thousand and USD 185,337 thousand for December 31, 2022, and December 31, 2021, respectively.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

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

Research and development expenses were $33.7 million, $18.4 million and $13.3 million in 2022, 2021 and 2020, respectively, and accounted for 14.7%, 9.4%, and 8.4% of our operating expenses in 2022, 2021 and 2020 respectively.

Our success depends, in part, on our ability to protect the proprietary methods and technologies that we develop or otherwise acquire. We rely on copyright, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies and own more than 50 patents. We rely upon common law protection for certain marks, such as “Tremor” and “Tremor Video.”

We generally enter into confidentiality and/or license agreements with our employees, consultants, vendors and advertisers, and we generally limit access to, and distribution of, our proprietary information. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

5.D. TREND INFORMATION

Advertising Ecosystem. We believe that we are positioned to benefit from several trends in the evolving advertising ecosystem, including the proliferation of digital media consumption, adoption of programmatic advertising, a growing focus on premium formats such as Video and CTV, and the increasing sophistication of the overall digital landscape. We address the broad and evolving digital advertising market through our three core offerings, including a proprietary DSP solution that advertisers leverage to manage digital advertising campaigns, a proprietary SSP solution that publishers leverage to optimally monetize digital inventory and a proprietary DMP solution which is integrated with both our DSP and SSP solutions. Our versatile DMP solution benefits from vast amounts of data and provides optimal campaign recommendations for audience sets by employing advanced machine learning algorithms. The contextualization of the data synthesized by our DMP solution provides advertisers with a comprehensive, personalized view of audiences, enabling more effective targeting across formats and devices and optimizes the monetization of publisher inventory. By combining these three proprietary solutions as well as integrations with industry leading partners, we provide an end-to-end software platform that is dynamic and flexible to our customers’ needs, which enables us to address more digital ad spend.

During 2022, the Company, its customers, and its partners, continued to face persistent macroeconomic challenges associated with several factors including: the COVID-19 pandemic, and residual impacts of efforts to curtail its spread and reduce further economic damage sustained; rising interest rates; rising inflation; global supply chain constraints; changes in foreign currency exchange rates; recession concerns; and geopolitical uncertainty, the combination of which drove advertisers across several industries to reduce, or delay deployment of, budgets and advertising spend. The Company believes the aforementioned factors will continue to impact the advertising demand environment and financial markets during 2023, and potentially beyond.

5.E. CRITICAL ACCOUNTING ESTIMATES

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors and Senior Management

The following table sets forth information regarding our executive officers and directors, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Ofer Druker	57	Chief Executive Officer and Director
Sagi Niri	51	Chief Financial Officer and Director
Yaniv Carmi	41	Chief Operating Officer and Director
Directors
Christopher Stibbs	60	Non-Executive Chairperson
Rebekah Brooks	52	Non-Executive Director
Norm Johnston	56	Non-Executive Director
Neil Jones	56	Senior Non-Executive Director
Joanna Parnell	44	Non-Executive Director
Lisa Klinger	55	Non-Executive Director

Directors

Christopher Stibbs. Christopher Stibbs has served as a member of our board of directors since May 2019 and as our Non-Executive Chairperson since September 2020. Mr. Stibbs has over 25 years of experience as an executive in the media industry. From July 2013 to August 2019, he served as Chief Executive of The Economist Group Ltd. (the “Economist Group”), a media company. Previously, he held a number of roles within the group including head of the Economist Intelligence Unit (the group’s B2B arm) and Chief Financial Officer. He is credited with overseeing the Economist Group’s resilience and transition through the unprecedented disruption experienced by the publishing industry over the last 15 years. Prior to this, he held positions with Pearson (NYSE:PSO), a publishing company and Incisive Media, a B2B information and events company. Mr. Stibbs is a fellow of the Associations of Chartered Accountants and Corporate Treasurers and currently serves as a non-executive director at Oxford University Press and serves as a chairman of Times Higher Education, IWSR Topco Limited and Sagacity Solutions Ltd.

Rebekah Brooks. Rebekah Brooks has served as a member of our board of directors since June 2020. Since 2015, Ms. Brooks has been Chief Executive of British newspaper publisher News Corp UK & Ireland Limited, part of New News Corporation (NASDAQ:NWSA), a mass media and publishing company (“News Corp”), having first joined News Corp in 1989. Starting as a feature writer for the News of the World, Ms. Brooks became Editor of the Sun in 2003, a position she held until July 2009. From 2009 to 2011, she served as Chief Executive of News International, overseeing a period of significant growth in newspaper operating profit and paid-for digital subscriptions at The Times. Following her appointment as Chief Executive of News Corp UK and Ireland, Ms. Brooks restructured the Sun’s online strategy, driving significant audience growth. In 2016, she also oversaw the strategic acquisition of Wireless, the owner of national radio brands talkSPORT, talkRADIO and Virgin Radio. Ms. Brooks is a Director of News Group Newspapers and Times Newspapers, and a Non-Executive Director of PA Group, the parent company of the Press Association.

Norm Johnston. Norm Johnston has served as a member of our board of directors since June 2020. Mr. Johnston is a veteran employee of News Corp. Until recently, he was the Chief Executive Officer of Unruly, the digital advertising business we acquired in January 2020, a position he held from April 2018. Mr. Johnston has been involved in digital marketing since joining the marketing industry’s first digital agency, Modem Media in 1995. In 1997, Mr. Johnston launched Modem Media UK (“Modem”), one of Britain’s first and most successful digital agencies. After Modem was acquired by Publicis in 2007, Mr. Johnston joined WPP plc and GroupM’s media service company, Mindshare Media UK Limited, where he held a number of senior roles between 2007 and 2018, including Global Chief Digital Officer and Global Chief Executive Officer of its FAST business unit, a team of over 2,000 specialists in 115 cities working for global clients such as Unilever plc, Nestle S.A. and American Express Company. Mr. Johnston holds a B.A. in Economics and Political Science from Northwestern University and an M.B.A. in Marketing from Duke University’s Fuqua School of Business.

Neil Jones. Neil Jones has served as a member of our board of directors since 2014. Mr. Jones has spent most of his career in the media sector leading the Finance and M&A functions of UK listed businesses. He is currently Corporate Development Director of Inizio Group Limited, the international life science services company created from the merger of UDG Healthcare plc and Huntsworth plc ("Huntsworth") in August 2021. Prior to that he was Chief Operating Officer and Chief Financial Officer at Huntsworth plc from February 2016. He joined Huntsworth plc from ITE Group plc, the international exhibitions group, where he held the position of Chief Financial Officer from 2008. Between 2003 and 2008, Mr. Jones was Chief Financial Officer at Tarsus Group plc, an international media company. Mr. Jones has a B.A. in Economics from the University of Manchester and completed his ACA in July 1990 with PricewaterhouseCoopers.  Mr. Jones is also a non-executive Director of Sivota plc a UK listed special opportunities vehicle that invests in undervalued technology business.

Joanna Parnell. Joanna Parnell has served as a member of our board of directors since 2014. Ms. Parnell is the Co-Founder of strategic marketing consultancy Project50, designing commercial growth strategies for C-suite business leaders in the United Kingdom and the United States. Previously, Ms. Parnell was Managing Partner at Wavemaker (formerly MEC), one of the world’s leading media agency networks and owned by WPP plc, where she led the paid digital and data team, overseeing the agency’s focus on data driven campaigns. Prior to moving to Wavemaker in March 2016, Ms. Parnell was Director of Strategy and sat on the management team at Unique Digital, a digital marketing agency (now a WPP plc company), with responsibility for setting product and business strategy, including leading the multichannel planning strategy (cross-device and cross-platform), managing product heads and driving key initiatives across data buying, attribution modelling and biddable media adaptation. Ms. Parnell has a Masters in German and Business from the University of Edinburgh and studied at the London School of Marketing between 2005 and 2006.

Lisa Klinger. Lisa Klinger has served as a member of our Board of Directors since April 2021. Ms. Klinger has nearly 30 years of experience in international finance. Most recently, between 2018 and 2019, Ms. Klinger served as Chief Financial Officer at Ideal Image Development Corp, an L Catterton portfolio company and the largest U.S. retail provider of nonsurgical cosmetic and aesthetic procedures.  Prior to that, between 2016 and 2017, she held the role of Chief Financial and Administrative Officer at Peloton Interactive Inc., (NASDAQ:PTON), the leading connected fitness platform.  Ms. Klinger's previous Chief Financial Officer roles include Vince Holding Corp. (NYSE:VNCE),  a fashion apparel company and The Fresh Market, Inc., a specialty food retailer.  At both companies, Ms. Klinger led go-public processes and subsequently served on the Executive Leadership team of the public entities. Ms. Klinger also held senior finance roles at Limited Brands and at Michael’s Stores, Inc. where she was Senior Vice President, Finance and Treasurer, and Acting Chief Financial Officer. She currently serves on the Board of Directors and as Audit Committee Chair of Emerald Holdings, Inc. (NYSE: EEX), a leading U.S. business-to-business platform producer of trade shows, events, conferences, marketing, and B2B software solutions, since 2018, and also serves on the Board of Directors and both the Audit Committee and Compensation Committee of The Container Store Group, Inc. (NYSE:TCS), the leading specialty retailer of storage, organization products, custom closets and in-home services in North America. Ms. Klinger also served on the Board of Directors and Audit Committee of Party City Holdco, Inc. (NYSE: PRTY), a vertically integrated party goods supplier and retailer from 2015 to 2021. Ms. Klinger holds a B.S.B.A. in Finance from Bowling Green State University.

Executive Officers

Ofer Druker. Ofer Druker has served as our Chief Executive Officer and as a member of our board of directors since April 2019 following the completion of the merger with RhythmOne, a digital advertising technology company. From November 2017 to April 2019, Mr. Druker served as our Executive Chairman of the Tremor Video division and was instrumental in our successful integration of Tremor Video after its acquisition in August 2017. Previously, Mr. Druker was the founder and Chief Executive Officer of Matomy Media Group Ltd. (LSA:MTMY), a data-driven advertising company (“Matomy”) until April 2017, having built Matomy from its inception in 2007 into a digital media company. Mr. Druker was responsible for leading and integrating Matomy’s most important strategic transactions, including the acquisitions of Team Internet, Media Whiz, Mobfox and Optimatic.

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

6.B. COMPENSATION

Aggregate Compensation of Office Holders

The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2022 was approximately $30.7 million. This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

As of December 31, 2022, 3,992,500 RSUs and PSUs granted to our executive officers and directors were outstanding under our equity incentive plans.

Compensation Disclosure in Accordance with Israeli Law

The table below is required under applicable Israeli Law and sets forth the compensation earned by our five most highly compensated office holders during or with respect to the year ended December 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

Summary Compensation Table

	Information Regarding Covered Officers (1)
Name and Principal Position (2)	Base Salary	Benefits and Perquisites (3)	Variable Compensation (4)	Equity-Based Compensation (5)	Total
Ofer Druker, Chief Executive Officer	$720,000	$217,827	$540,000	$15,187,086	$16,664,913
Yaniv Carmi, Chief Operating Officer	$600,000	$130,903	$360,000	$6,693,867	$7,784,770
Sagi Niri, Chief Financial Officer	$383,855	$41,236	$225,000	$5,649,299	$6,299,390
Tal Mor, Chief Technology Officer	$303,245	$36,116	$262,500	$1,837,099	$2,438,961
Amy Rothstein, Chief Legal Officer	$400,000	$61,963	$150,000	$1,546,177	$2,158,140

(1)          In accordance with Israeli law, all amounts reported in the table are in terms of cost to our company, as recorded in our audited consolidated financial statements for the year ended December 31, 2022.

(2)          All current officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2022.

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

(4)          Amounts reported in this column refer to variable compensation such as earned commissions, incentives and earned or paid bonuses as recorded in our audited consolidated financial statements for the year ended December 31, 2022.

(5)          Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2022 with respect to equity-based compensation, reflecting also equity awards made in previous years which have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 17 to our audited consolidated financial statements, which are included in this Annual Report.

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

In 2021, Our compensation committee, board of directors and shareholders approved to grant to Mr. Druker, effective upon completion of the IPO, 2,625,000 RSUs and 1,125,000 PSUs pursuant to our 2017 Equity Incentive Plan (the “2017 Plan”). The RSUs vest gradually over a period of three years, with 8.33% of the grant vesting each quarter, subject to Mr. Druker continuing to be employed by the group on the applicable vesting date. The PSUs vest gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) Mr. Druker continuing to be employed by the group on the applicable vesting date, and (ii) compliance with performance-based metrics as determined by the compensation committee. The vesting of the RSUs and PSUs shall accelerate in full automatically upon the consummation of a change in control of the Company. Mr. Druker was not granted any equity awards in 2022.

Chief Operating Officer and Executive Director. Yaniv Carmi, our Chief Operating Officer and executive director, has a current annual base salary of $600,000, and he is eligible to an annual bonus equal to up to 80% of his annual base salary (or $480,000), subject to compliance with annual performance criteria to be determined by the compensation committee each year. Mr. Carmi is entitled to a special bonus of £300,000 (or $363,090) in the event of a company sale (or a pro rata portion in the case of a partial sale).

In 2021, our compensation committee, board of directors and shareholders approved to grant to Mr. Carmi, effective upon the IPO, 1,155,000 RSUs and 495,000 PSUs pursuant to our 2017 Plan. The RSUs vest gradually over a period of three years, with 8.33% of the grant vesting each quarter, subject to Mr. Carmi continuing to be employed by the group on the applicable vesting date. The PSUs vest gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) Mr. Carmi continuing to be employed by the group on the applicable vesting date, and (ii) compliance with performance-based metrics as determined by the compensation committee. The vesting of the RSUs and PSUs shall accelerate in full automatically upon the consummation of a change in control of the Company. Mr. Carmi was not granted any equity awards in 2022.

Chief Financial Officer and Executive Director. Sagi Niri, our Chief Financial Officer and executive director, has a current annual base salary of NIS 1,200,000 (approximately $357,774), and he is eligible to an annual bonus equal to up to 84% of his annual base salary (or $300,000), subject to compliance with annual performance criteria to be determined by the compensation committee each year. Mr. Niri received a special bonus of $500,000 upon completion of the IPO.

In 2021, our compensation committee, board of directors and shareholders approved to grant to Mr. Niri, effective upon the completion of the IPO, 945,000 RSUs and 405,000 PSUs pursuant to our Global Share Incentive Plan (2011), as amended (the “2011 Plan”). The RSUs vest gradually over a period of three years, with 8.33% of the grant vesting each quarter, subject to Mr. Niri continuing to be employed by the group on the applicable vesting date. The PSUs vest gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) Mr. Niri continuing to be employed by the group on the applicable vesting date, and (ii) compliance with performance-based metrics as determined by the compensation committee. The vesting of the RSUs and PSUs shall accelerate in full automatically upon the consummation of a change in control of the Company. Mr. Niri was not granted any equity awards in 2022.

Non-Executive Directors

We currently pay the chairman of our board of directors an annual cash retainer of £150,000 (approximately $184,877) and each of our other non-executive directors an annual cash retainer of £43,000 (approximately $52,998). In addition, we pay the chair of our audit committee an annual cash retainer of $18,000 and the chair of our compensation committee an annual cash retainer of £7,000 (approximately $8,628), and we pay our senior non-executive director, Neil Jones, an additional annual cash retainer of £5,000 (approximately $6,162).

Equity Incentive Plans

2011 Equity Incentive Plan

We maintain the 2011 Plan, under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete.

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

2017 Equity Incentive Plan

We maintain the 2017 Plan under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete.

The 2017 Plan is administered by our board of directors with the assistance of the compensation committee.

The 2017 Plan provides for granting awards under various tax regimes, including, without limitation, awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Internal Revenue Code (the “IRC”) and Section 409A of the IRC.

The 2017 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), restricted shares, restricted share units, performance bonus awards, performance units and performance shares. Options granted under the 2017 Plan to our employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the IRC, or may be non-qualified stock options.

 As of December 31, 2022, a total of 4,771,576 options to purchase ordinary shares, with a weighted average exercise price of £6.04 ($7.31) per share and 7,033,992 RSUs and PSUs were outstanding under the 2011 and 2017 Plans. As of December 31, 2022, 489,588 ordinary shares were available for future issuance under the 2011 and 2017 Plans.

        In connection with the SpearAd acquisition in October 2021, we issued the sellers 370,000 restricted share awards subject to time and performance vesting criteria. As of December 31, 2022, 246,666 restricted share awards were outstanding. The restricted share awards were not issued as part of the Company’s equity incentive plans.

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

Board of Directors

Under the Companies Law and our amended and restated articles of association, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Under our amended and restated articles of association, the number of directors on our board of directors will be no less than four and no more than nine directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors will be for a term of office that expires on next annual general meeting following such election or re-election.

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

Our audit committee consists of Neil Jones, Joanna Parnell and Lisa Klinger. Lisa Klinger serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board of directors has determined that Neil Jones is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of Nasdaq and include:

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

We have entered into agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

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

6.D. EMPLOYEES

As of December 31, 2022, we had 1,087 employees, including 682 in the US, 181 in Tel Aviv and 224 employees in other international locations. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

6.E. SHARE OWNERSHIP

For information regarding the share ownership of directors and officers, see Item 7. “Major Shareholders and Related Party Transactions—7.A. Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees—Compensation—Equity Incentive Plans.”

6.F. DISCLOSURE OF REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023:

•	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, which includes the power to dispose of or to direct the disposition of such security. For purposes of the table below, we deem shares subject to options, RSUs or PSUs that are currently exercisable or exercisable or vested within 60 days of February 28, 2023 to be outstanding and to be beneficially owned by the person holding the options RSUs, or PSUs for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the ownership and percentage ownership of all executive officers and directors as a group.

The percentage of shares beneficially owned are based on 143,510,865 ordinary shares outstanding as of February 28, 2023.

Unless otherwise noted below, each shareholder’s address is 82 Yigal Alon Street, Tel Aviv, 6789124, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

	Beneficial Ownership as of February 28, 2023
	Ordinary Shares	Voting Power
Name of Beneficial Owner	Number	%
Principal Shareholders
Mithaq Capital SPC(1)	34,591,438	24.1
Toscafund Asset Management LLP(2)	21,691,454	15.1
Schroder Investment Management Limited(3)	14,328,218	10.0
News Corporation(4)	8,525,323	5.9

Directors and Executive Officers
Ofer Druker(5)	3,981,513	2.8
Sagi Niri(6)	1,063,900	*
Yaniv Carmi(7)	1,823,917	1.3
Christopher Stibbs	—	—
Rebekah Brooks	—	—
Norm Johnston	8,000	*
Neil Jones	—	—
Joanna Parnell	—	—
Lisa Klinger	—	—
All executive officers and directors as a group (9 persons)	6,877,330	4.8%

*          Indicates ownership of less than 1%.

(1)          This information is based upon an Amendment No. 2 to Schedule 13D jointly filed by Mithaq Capital SPC (“Mithaq Capital”), Turki Saleh A. AlRajhi and Muhammad Asif Seemab with the SEC on July 27, 2022, and a Form TR-1 provided by Mithaq Capital on December 29, 2022. Mithaq Capital SPC is managed by its Board of Directors, which consists of Turki Saleh A. AlRajhi and Muhammad Asif Seemab, and the Board has exclusive authority concerning purchases, dispositions and voting of the ordinary shares. Each of Mr. AlRajhi and Mr. Seemab possesses an ownership interest in Mithaq Capital, and Mr. Seemab may share in any profits realized from Mithaq Capital’s investment in the ordinary shares. Mithaq Capital may be deemed to beneficially own 34,591,438 ordinary shares of the Company and has sole voting and dispositive power with respect to the shares, while Mr. AlRaji and Mr. Seemab each have shared voting and dispositive power with respect to the shares. The principal address of Mithaq Capital is c/o Synergy, Anas Ibn Malik Road. Al Malqa, Riyadh 13521 Saudi Arabia.

(2)          This information is based upon an Amendment No. 2 to a Schedule 13G jointly filed by Toscafund Asset Management LLP (“Toscafund”), Tosca Opportunity, Toscafund Limited, Old Oaks Holdings Limited and Martin Hudges with the SEC on February 14, 2023, and a Form TR-1 provided by Toscafund on August 17, 2022 and other information provided to the Company by Toscafund. Toscafund is the entity for which Toscafund Limited, Old Oak Holdings and Martin Hughes may be considered a holding company or control person, as applicable, and therefore may be deemed to have beneficial ownership over 21,691,454 ordinary shares of the Company and has shared voting and dispositive power with respect to the shares. Tosca Opportunity may be deemed to beneficially own 16,376,931 ordinary shares and has shared voting and dispositive power with respect to the shares. The principal address of Toscafund is 5th Fl, Ferguson House, 15 Marylebone Rd, London, United Kingdom NW1 5JD. The principal address of Tosca Opportunity is Ugland House, Box 309, Grand Cayman, Cayman Islands KY1-1104.

(3)          This information is based upon a Form TR-1 provided by Schroder plc on February 24, 2023. Schroder Investment Management Limited is formed in England and is directly or indirectly controlled by Schroder plc, an asset manager formed in England and operating from 37 locations across Europe, the Americas, Asia, the Middle East and Africa. Schroder Investment Management Limited and Schroder plc may be deemed to have beneficial ownership over 14,328,218 ordinary shares of the Company, and have shared voting and dispositive power with respect to the shares. The principal address of Schroder Investment Management Limited is 1 London Wall Place, London EC2Y 5AU, United Kingdom.

(4)          This information is based upon a Schedule 13G filed by News Corporation with the SEC on February 11, 2022. News Corp UK & Ireland Limited and News Preferred Holdings Inc, both wholly-owned subsidiaries of News Corporation, are the record holders of the 8,525,323 ordinary shares of the Company. News Corporation has sole voting and investment power with respect to the shares of the Company held by such subsidiaries. The principal address of News Corporation is 1211 Avenue of the Americas, New York, New York 10036.

       (5)            Includes 218,750 RSUs vesting within 60 days of February 28, 2023.

       (6)            Includes 148,750 RSUs and 70,000 PSUs vesting within 60 days of February 28, 2023.

       (7)            Includes 96,250 RSUs vesting within 60 days of February 28, 2023.

Significant Changes in Percentage Ownership

      On February 23, 2022, our board of directors authorized a repurchase plan under which up to $75.0 million ordinary shares could be purchased on AIM. By September 30, 2022, the Company completed the $75.0 million share repurchase program, repurchasing a total of 13,792,485 ordinary shares at an average price of 437.54 pence, for a total investment of approximately £60.5 million, or $75.0 million, including fees.

      In September 2022, our board of directors authorized a new share repurchase program, authorizing the purchase of up to $20.0 million of its ordinary shares on AIM. The new repurchase plan commenced on October 1, 2022, and will continue until April 1, 2023, or until it has been completed and the program may be suspended, modified, or discontinued at any time at the Company’s discretion, subject to applicable law. All share repurchases will be made in accordance with all applicable securities laws and regulations. From October 1, 2022 through December 31, 2022, the Company repurchased under such plan a total of 3,114,310 ordinary shares at an average price of 304.48 pence, for a total investment of approximately £9.5 million, or $11.3 million, including fees

       In 2022, the Company’s $75.0 million share repurchase program and $20.0 million share repurchase program, combined to repurchase 16,906,975 ordinary shares on AIM, or approximately 11% of shares outstanding, at an average price of 413.03 pence which reflected a total combined investment of approximately £70.0 million, or $86.3 million.

Other than as set forth above and otherwise disclosed in this Annual Report, no significant changes have occurred since December 31, 2022.

7.B. RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred

The following is a description of our related party transactions since January 1, 2022.

Agreements with Directors and Officers

Employment Agreements

We have entered into written employment agreements with each of our executive officers. See Item 6. “Directors, Senior Management and Employees.”

Equity Incentive Awards

Since our inception, we have granted to our executive officers and certain of our directors restricted share units, performance share units and options to purchase our ordinary shares. See Item 6. “Directors, Senior Management and Employees.”

Exculpation, Indemnification and Insurance

Our amended and restated articles of association permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them to the fullest extent permitted by law. See Item 6. “Directors, Senior Management and Employees.”

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

ITEM 8: FINANCIAL INFORMATION

8.A. COMBINED STATEMENTS AND OTHER FINANCIAL INFORMATION

Combined Financial Statements

We have appended our audited consolidated financial statements at the end of this Annual Report, starting at page F-3, as part of this Annual Report.

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

On May 18, 2021, we filed a complaint against Alphonso, Inc. (“Alphonso”) in the Supreme Court of the State of New York, County of New York (the “Court”), asserting claims for breach of contract, tortious interference with business relations, intentional interference with contractual relations, unjust enrichment, and conversion (the “Alphonso Lawsuit”). The lawsuit arose out of Alphonso’s breach of a Strategic Partnership Agreement and an Advance Payment Obligation and Security Agreement (the “Security Agreement”) with us, and LG Electronics Inc.’s (“LG”) tortious interference with Tremor’s contractual relationships and business relations and related misconduct. We are seeking damages and other relief, including an order foreclosing on Alphonso’s collateral under the Security Agreement, from the Court. On May 24, 2021, Alphonso filed a complaint against Tremor in the Supreme Court of the State of New York, County of New York, asserting claims for breach of contract, unfair competition, and tortious interference with business relations. This proceeding is related to the Alphonso Lawsuit. Alphonso, LG, and the Company are currently engaged in depositions and expert discovery.

On June 21, 2022, Alphonso filed a complaint against the Company in the United States District Court for the Northern District of California, asserting claims for misappropriation of trade secrets under federal and state law.  On July 19, 2022, Alphonso also filed a motion for a preliminary injunction. On October 31, 2022, the Court denied Alphonso’s motion for a preliminary injunction. Alphonso and the Company are currently engaged in fact discovery.

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

8.B. SIGNIFICANT CHANGES

No significant changes have occurred since December 31, 2022, except as otherwise disclosed in this Annual Report.

ITEM 9: THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ADSs have been listed on the Nasdaq Global Market under the symbol “TRMR” since June 18, 2021. Each ADS represents the right to receive two ordinary shares. Prior to that date, there was no public trading market for our ADSs. Our ordinary shares have traded on AIM, a market operated by the London Stock Exchange, under the symbol “TRMR,” since May 28, 2014.

As of February 28, 2023, the last reported sale price of our ADSs on the Nasdaq Global Market was $7.84 per ADS.

Citibank, N.A. is the depositary bank for the ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

See Item 9.A. “Offer and Listing Details.”

9.D. SELLING SHAREHOLDERS

Not applicable.

9.E. DILUTION

Not applicable.

9.F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

Not applicable.

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our authorized share capital consists of 500,000,000 ordinary shares, par value NIS 0.01 per share, of which 143,510,865 shares are issued and outstanding as of February 28, 2023, and 47,048,482 ordinary shares are held in treasury.

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report on Form 20-F. The information called for by this item is set forth in Exhibit 2.1 to this Annual Report on Form 20-F and is incorporated herein by reference.

10.C. MATERIAL CONTRACTS

Summaries of the following material contracts and amendments to these contracts are included in this Annual Report in the places indicated.

Material Contract	Location in This Annual Report
Global Share Incentive Plan (2011)	Item 6.B. Directors, Senior Management and Employees⸺ Compensation⸺Equity Incentive Plans.
2017 Equity Incentive Plan	Item 6.B. Directors, Senior Management and Employees⸺ Compensation⸺Equity Incentive Plans.
Compensation Policy	Item 6.C. Directors, Senior Management and Employees⸺Board Practices – Compensation Policy under the Companies Law.
Form of Indemnification Agreement	Item 6.C. Directors, Senior Management and Employees⸺Board Practices⸺Exculpation, Insurance and Indemnification of Office Holders.
Credit Agreement	Item 5.B. Liquidity and Capital Resources
Amobee Share and Asset Purchase Agreement
On July 25, 2022, the Company and its subsidiaries entered into a Share and Asset Purchase Agreement with Amobee Group Pte. Ltd to acquire Amobee, Inc., Amobee Group Pte. Ltd. and Amobee ANZ Pty Ltd. The acquisition was completed on September 12, 2022.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. The current corporate tax rate is 23%. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate. Nevertheless, as elaborated below, the Law for the Encouragement of Capital Investments provides tax benefits for Israeli enterprises meeting certain requirements and criteria. In our context, the Company's enterprise may be eligible to the “preferred technological enterprise” and a “special preferred technological enterprise” that awards reduced tax rates of 12%. Additionally, the taxable income of the company outside the Company's enterprise will be subject to corporate tax as mentioned above.

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

Digital Services Tax

The Company constantly examines the potential applicability of the digital services tax legislation on its activities in the various jurisdictions. In addition, the Company studies the Organisation for Economic Co-operation and Development (OECD) Pillar I and Pillar II publications and their effect on the Company.

Taxation of Non-Israeli Resident Shareholders

Capital Gains Taxes

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ADSs will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2022).

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

An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23%. An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “substantial shareholder” at the time of the sale or at any time during the preceding 12-months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2022). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares.

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

An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding 12-months period, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise (see more details below). If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under section 9(2) or section 129C(a)(1) of the Israeli Tax Ordinance is exempt from tax on dividend.

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 663.240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.

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

On December 22, 2016, an Amendment to the Investments Law was enacted and added new tax benefit tracks for a “preferred technological enterprise” and a “special preferred technological enterprise” that awards reduced tax rates to a technological industrial enterprise for the purpose of encouraging activity relating to the development of qualifying intangible assets.

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

Effective until December 31, 2022, the Company has a tax ruling which was obtained from the Israeli Tax Authorities and determines that the company owns an industrial enterprise and Preferred Technological Enterprise as defined in the Investments Law. The Company is in the process to apply to the Israeli Tax Authorities for an extension of the approval.

U.S. Federal Income Tax Considerations

The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of our ADSs. This summary deals only with our ADSs held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, (the “Internal Revenue Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our ADSs as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders that are real estate investment trusts or regulated investment companies, grantor trusts, holders subject to special tax accounting rules as a result of any item of gross income with respect to our ADSs being taken into account in an applicable financial statement, holders which are entities or arrangements treated as partnerships, S-corporations or other pass-through entities for United States federal income tax purposes, holders who acquired ADSs pursuant to the exercise of any employee share option or otherwise as compensation or holders that directly, indirectly, or constructively own 10% or more of the total voting power or value of our outstanding stock.

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

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company,” the amount of dividends paid to a United States Holder with respect to our ADSs before reduction for any Israeli taxes withheld therefrom generally will be included in the United States Holder’s gross income as dividend income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits are generally treated as a non-taxable return of capital to the extent of the United States Holder’s adjusted tax basis in those ADSs and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other United States corporations. The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is included in the United States Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars at that time.

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

Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gain rate, provided that (i) either our ADSs are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes, (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the United States Holder for either our taxable year in which the dividend is paid or our preceding taxable year, (iii) the United States Holder satisfies certain holding period and other requirements and (iv) the United States Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as is the case with our ADSs. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to our ADSs.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we furnish or make available to our shareholders certain reports including Annual Reports on Form 20-F, periodic reports on Form 6-K and other information, with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers.

10.I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. DEBT SECURITIES

Not applicable.

12.B. WARRANTS AND RIGHTS

Not applicable.

12.C. OTHER SECURITIES

Not applicable.

12.D. AMERICAN DEPOSITARY SHARES

Citibank, N.A. (“Citibank”), is our depositary bank for the American Depositary Shares representing our ordinary shares.

Citibank was appointed as depositary bank pursuant to a deposit agreement. The form of the deposit agreement will be filed with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s website (www.sec.gov). Please refer to Commission File No. 333-256452 when retrieving such copy.

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

•
the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and American Depositary Receipts (“ADRs”); and

•	the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or The Depositary Trust Company (“DTC”), participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

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

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting is defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the audited consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

       This Annual Report does not include an attestation report of our registered public accounting regarding internal control over financial reporting firm because we are currently an emerging growth company in accordance with the Exchange Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16: [RESERVED]

16.A. AUDIT COMMITTEE AND FINANCIAL EXPERT

Our board of directors has determined that Neil Jones qualifies as an audit committee financial expert, as defined by the rules of the SEC and has the requisite financial experience defined by the Nasdaq rules. In addition, Mr. Jones is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of the Nasdaq Global Market. See Item 6. “Directors, Senior Management and Employees⸺6.C. Board Practices” of this Annual Report.

16.B. CODE OF ETHICS

We have adopted a Code of Ethics and Conduct that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Ethics and Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Ethics and Conduct, employee misconduct, conflicts of interest or other violations. A copy of the code is delivered to every employee of the Company and all of its subsidiaries and is available to investors and others on our website at investors.tremorinternational.com/governance/governance-overview or by contacting our investor relations department. Our Code of Ethics and Conduct is intended to meet the definition of “code of ethics” under Item 16.B. of Form 20-F.

16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees

Somekh Chaikin, a member firm of KPMG International, located in Tel Aviv, Israel (PCAOB ID No. 1057), has served as our independent registered public accounting firm for 2022 and 2021. The following are KPMG fees for professional services in each of the respective years:

	Year Ending December 31,
	2022	2021
	(in thousands)
Audit fees	842	551
Audit-related fees	130	125
Tax fees	288	213

Total	1,260	889

(1)          “Audit fees” are the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)          “Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily consist of accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

Pre-Approval Policies and Procedures

The advance approval of our audit committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

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

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

       On February 23, 2022, our board of directors authorized a repurchase plan under which up to $75.0 million ordinary shares could be purchased on AIM. By September 30, 2022, the Company completed the $75.0 million share repurchase program, repurchasing a total of 13,792,485 ordinary shares representing approximately 9% of shares outstanding at an average price of 437.54 pence, for a total investment of approximately £60.5 million, or $75.0 million, including fees.

       On September 20, 2022, our board of directors authorized a new share repurchase program, authorizing the purchase of up to $20.0 million of its ordinary shares on AIM. The new repurchase plan commenced on October 1, 2022, and will continue until April 1, 2023, or until it has been completed and the program may be suspended, modified, or discontinued at any time at the Company’s discretion, subject to applicable law. From October 1, 2022 through December 31, 2022, the Company repurchased under such plan a total of 3,114,310 ordinary shares at an average price of 304.48 pence, for a total investment of approximately £9.5 million, or $11.3 million, including fees. All share repurchases are made in accordance with all applicable securities laws and regulations.

During 2022 under the prior repurchase plan and the new repurchase plan, we used $86.3 million to repurchase 16,906,795 ordinary shares on AIM pursuant to the publicly announced share repurchase programs, representing approximately 11% of shares outstanding. The table below provides detailed information.

Period	Total Number of Ordinary Shares Purchased (1)	Average Price Paid per Ordinary Share		Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number (or Approximate Dollar Value) of Ordinary Shares that May Yet be Purchased under the Plans or Programs (2)
January 1 – January 31	—	—		—	—
February 1 – February 28	—	—		—	—
March 1 – March 31	1,684,510	$7.55		1,684,510	$75,000,000
April 1 – April 30	1,575,151	$6.87		1,575,151	$62,285,772
May 1 – May 31	1,835,509	$5.63		1,835,509	$51,468,912
June 1 – June 30	2,306,300	$4.91		2,306,300	$41,136,764
July 1 – July 31	2,200,981	$4.75		2,200,981	$29,812,463
August 1 – August 31	4,061,034	$4.61		4,061,034	$19,368,757
September 1 – September 30	129,000	$3.80		129,000	$666,048
October 1 – October 31	489,203	$3.69		489,203	$20,000,000
November 1 – November 30	1,770,572	$3.54		1,770,572	$18,192,559
December 1 – December 31	854,535	$3.70		854,535	$11,927,953
Total	16,906,795	$5.09	*	16,906,795

*  Equivalent to $10.18 per ADS Each ADS represents two ordinary shares.

(1)          All shares purchased were purchased as part of the publicly announced repurchase program.

       (2)          The first repurchase program of $75.0 million which was publicly announced on February 24, 2022, commenced on March 1, 2022 and was completed by September 30, 2022. The second repurchase program of $20.0 million which was publicly announced on September 20, 2022, commenced on October 1, 2022 and will continue until April 1, 2023, or until it has been completed.

16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

16.G. CORPORATE GOVERNANCE

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the Nasdaq Stock Market requirements, provided that we disclose those Nasdaq Stock Market requirements with which we do not comply and the equivalent Israeli requirement that we follow instead.

We rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings. As permitted under the Companies Law, pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law who hold at least 25% of the voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders), instead of 33-1/3% of the issued share capital as required under the corporate governance rules of Nasdaq. We otherwise comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.

See Item 6.C. “Board Practices.”

16.H. MINE SAFETY DISCLOSURE

Not applicable.

16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

We have provided the financial statement information required by this Item 17 in, and pursuant to Item 18, such disclosure which is incorporated by reference herein.

ITEM 18: FINANCIAL STATEMENTS

Please refer to the financial statements filed as part of this Annual Report beginning on page F-1.

ITEM 19: EXHIBITS

See exhibit index incorporated herein by reference.

Exhibit No.	Description

1.1
Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Amendment No. 1 to Form F-1 (File No. 333-256452), filed with the SEC on June 4, 2021).

2.1
Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of   1934 (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F (File No. 001-40504), filed with the SEC on March 15, 2022.

2.2
Form of Deposit Agreement by and among the Registrant, Citibank, N.A., and the holders and beneficial owners of American Depositary Shares issued hereunder (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Amendment No. 2 to Form F-1 (File No. 333-256452), filed with the SEC on June 14, 2021).

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

4.4
Renumeration Policy for Directors and Executives (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-256452), filed with the SEC on May 25, 2021).

4.5
Share and Asset Purchase Agreement, dated as of July 25, 2022, by and among Tremor International Ltd., Unruly Group US Holding Inc., Unruly Media Pty Ltd., Unruly Media Pte Ltd., Amobee Group Pte. Ltd., and Amobee, Inc.

4.6*
Credit Agreement, dated as of September 12, 2022, by and among Unruly Group US Holding Inc., Unruly Holdings Limited, Tremor International Ltd., Royal Bank of Canada, and other Lenders and L/C Issuers party thereto.

8.1	List of Subsidiaries of the Registrant

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm.

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document).

___________
* The schedules and exhibits to this agreement have been omitted pursuant to Instructions as to Exhibits to Form 20-F. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TREMOR INTERNATIONAL LTD. By: /s/ Ofer Druker Ofer Druker Chief Executive Officer By: /s/ Sagi Niri Sagi Niri Chief Financial Officer

Date: March 7, 2023

TREMOR INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Tremor International Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Tremor International Ltd. and its subsidiaries (the Group) as of December 31, 2022 and 2021, the related consolidated statements of operation and other comprehensive income, change in equity, and cash flows for each of the years in the three‑year period ended December 31, 2022 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Tel-Aviv, Israel
March 6, 2023

TREMOR INTERNATIONAL LTD.
 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2022	2021
	Note	USD thousands
Assets
ASSETS:
Cash and cash equivalents	10	217,500	367,717
Trade receivables, net	8	219,837	165,063
Other receivables	8	23,415	18,236
Current tax assets		750	981

TOTAL CURRENT ASSETS		461,502	551,997

Fixed assets, net	5	29,874	3,464
Right-of-use assets	6	23,122	13,955
Intangible assets, net	7	398,096	208,220
Deferred tax assets	4	18,161	24,431
Investment in shares	18	25,000	-
Other long-term assets		406	672

TOTAL NON-CURRENT ASSETS		494,659	250,742

TOTAL ASSETS		956,161	802,739

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	6	14,104	7,119
Trade payables	9	212,690	161,812
Other payables	9	45,705	42,900
Current tax liabilities		9,417	8,836

TOTAL CURRENT LIABILITIES		281,916	220,667

Employee benefits		238	426
Long-term lease liabilities	6	15,234	7,876
Long term debt	11	98,544	-
Other long-term liabilities	20	7,452	-
Deferred tax liabilities	4	1,162	1,395

TOTAL NON-CURRENT LIABILITIES		122,630	9,697

TOTAL LIABILITIES		404,546	230,364

SHAREHOLDERS’ EQUITY:	15
Share capital		413	442
Share premium		400,507	437,476
Other comprehensive income (loss)		(5,801)	698
Retained earnings		156,496	133,759

TOTAL SHAREHOLDERS’ EQUITY		551,615	572,375

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		956,161	802,739

Chairman of the Board of Directors	CEO	CFO

Date of approval of the financial statements: March 6, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

TREMOR INTERNATIONAL LTD.
 CONSOLIDATED STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME

		Year ended December 31
		2022	2021	2020
	Note	USD thousands

Revenues	12	335,250	341,945	211,920

Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	13	60,745	71,651	59,807

Research and development expenses		33,659	18,422	13,260
Selling and marketing expenses		89,953	74,611	68,765
General and administrative expenses	14	68,005	63,499	29,678
Depreciation and amortization		42,700	40,259	45,187
Other expenses (income), net		(4,564)	(959)	1,248

Total operating costs		229,753	195,832	158,138

Operating Profit (Loss)		44,752	74,462	(6,025)

Financing income		(2,284)	(483)	(445)
Financing expenses		4,611	2,670	1,862

Financing expenses, net		2,327	2,187	1,417

Profit (Loss) before taxes on income		42,425	72,275	(7,442)

Tax benefit (expenses)	4	(19,688)	948	9,581

Profit for the year		22,737	73,223	2,139

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operations		(6,499)	(2,632)	2,836

Total other comprehensive income (loss) for the year		(6,499)	(2,632)	2,836

Total comprehensive income for the year		16,238	70,591	4,975

Earnings per share
Basic earnings per share (in USD)	16	0.15	0.51	0.02
Diluted earnings per share (in USD)	16	0.15	0.48	0.02

The accompanying notes are an integral part of these consolidated financial statements.

TREMOR INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Other comprehensive income	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2020	351	240,989	494	58,778	300,612
Total Comprehensive income for the year
Profit for the year	-	-	-	2,139	2,139
Other comprehensive Income:
Foreign currency translation	-	-	2,836	-	2,836

Total comprehensive income for the year	-	-	2,836	2,139	4,975

Transactions with owners, recognized directly in equity
Issuance of shares in a Business Combination	25	14,092	-	-	14,117
Revaluation of liability for put option on non- controlling interests	-	-	-	(445)	(445)
Own shares acquired	(15)	(9,950)	-	-	(9,965)
Share based compensation	-	18,770	-	-	18,770
Exercise of share options	19	930	-	-	949

Balance as of December 31, 2020	380	264,831	3,330	60,472	329,013

Total Comprehensive Income (loss) for the year
Profit for the year	-	-	-	73,223	73,223
Other comprehensive loss:
Foreign Currency Translation	-	-	(2,632)	-	(2,632)

Total comprehensive Income (loss) for the year	-	-	(2,632)	73,223	70,591

Transactions with owners, recognized directly in equity
Revaluation of liability for put option on non- controlling interests	-	-	-	64	64
Own shares acquired	(3)	(6,640)	-	-	(6,643)
Share based compensation	-	41,822	-	-	41,822
Exercise of share options	17	1,353	-	-	1,370
Issuance of shares	47	136,111	-	-	136,158
Issuance of Restricted shares	1	(1)	-	-	-

Balance as of December 31, 2021	442	437,476	698	133,759	572,375

The accompanying notes are an integral part of these consolidated financial statements.

TREMOR INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont.)

	Share capital	Share premium	Other comprehensive income	Retained Earnings	Total
	USD thousands

Total Comprehensive Income (loss) for the year
Profit for the year	-	-	-	22,737	22,737
Other comprehensive loss:
Foreign Currency Translation	-	-	(6,499)	-	(6,499)

Total comprehensive Income (loss) for the year	-	-	(6,499)	22,737	16,238

Transactions with owners, recognized directly in equity
Own shares acquired	(50)	(86,202)	-	-	(86,252)
Share based compensation		47,049	-	-	47,049
Exercise of share options	21	2,184	-	-	2,205

Balance as of December 31, 2022	413	400,507	(5,801)	156,496	551,615

The accompanying notes are an integral part of these consolidated financial statements.

TREMOR INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2022	2021	2020
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the year	22,737	73,223	2,139
Adjustments for:
Depreciation and amortization	42,700	40,259	45,187
Net financing expense	2,147	2,023	1,310
Disposals of fixed and intangible assets	542	-	3
Loss (Gain) on leases change contracts	56	(377)	(2,103)
Gain on sale of business unit	-	(982)	(503)
Share-based compensation and restricted shares	50,505	42,818	14,490
Tax (benefit) expense	19,688	(948)	(9,581)
Change in trade and other receivables	57,050	(11,676)	(39,351)
Change in trade and other payables	(100,145)	26,845	25,882
Change in employee benefits	(179)	(69)	(23)
Income taxes received	1,175	2,231	1,168
Income taxes paid	(14,784)	(3,185)	(2,855)
Interest received	2,103	496	517
Interest paid	(587)	(570)	(1,117)

Net cash provided by operating activities	83,008	170,088	35,163

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	(213)	(11)	229
Payments on finance lease receivable	1,306	2,454	2,885
Repayment of long-term loans	-	-	817
Acquisition of fixed assets	(6,433)	(3,378)	(594)
Acquisition and capitalization of intangible assets	(8,750)	(4,966)	(4,858)
Proceeds from sale of business unit	1,180	415	232
Investment in shares	(25,000)	-	-
Acquisition of subsidiaries, net of cash acquired	(195,084)	(11,001)	6,208

Net cash provided by (used in) investing activities	(232,994)	(16,487)	4,919

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(86,048)	(6,643)	(9,965)
Proceeds from exercise of share options	2,205	1,370	949
Leases repayment	(12,018)	(10,009)	(13,351)
Issuance of shares, net of issuance cost	-	134,558	-
Receipt of long-term debt, net of transaction cost	98,917	-	-
Payment of financial liability	-	(2,414)	-
Net cash provided by (used in) financing activities	3,056	116,862	(22,367)

Net increase (decrease) in cash and cash equivalents	(146,930)	270,463	17,715

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF YEAR	367,717	97,463	79,047
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	(3,287)	(209)	701

CASH AND CASH EQUIVALENTS AS OF THE END OF YEAR	217,500	367,717	97,463

The accompanying notes are an integral part of these consolidated financial statements.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.
Reporting entity:

Tremor International Ltd. (the “Company” or “Tremor International”), formerly known as Taptica International Ltd., was incorporated in Israel under the laws of the State of Israel on March 20, 2007. The ordinary shares of the Company are listed on the AIM Market of the London Stock Exchange and the American Depositary Shares ("ADSs"), each of which represents two ordinary shares of the Company, represented by the American Depositary Receipts ("ADR") are listed on the Nasdaq Capital Market. The address of the registered office is 82 Yigal Alon Street Tel-Aviv, 6789124, Israel.

Tremor International is a global Company offering an end-to-end digital advertising technology platform that supports a wide range of media types (e.g., video, display, etc.) and devices (e.g., mobile, Connected TVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers (buyers) can purchase high quality advertising inventory from publishers (sellers) at scale. Tremor Video Inc. (“Tremor Video’’) and Amobee, wholly owned subsidiaries of Tremor International, serve as the Company’s Demand Side Platforms (“DSP”) which provide full-service and self-managed marketplace access to advertisers and agencies to execute their digital marketing campaigns in real time across various ad formats. Unruly Group, LLC (formerly RhythmOne, LLC), provides customers with access to a Sell Side Platform (“SSP”) designed to monetize digital inventory for publishers, media companies, and app developers by enabling their content to have the necessary code and requirements for programmatic advertising integration. The SSP provides access to significant amounts of data, unique demand, and a comprehensive product suite to drive more effective inventory management and revenue optimization. The Company also provides a Data Management Platform (“DMP”) solution which integrates both DSP and SSP solutions, enabling advertisers and publishers to use data from various sources to optimize results of their advertising campaigns. Tremor International Ltd. is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific.

b.
Starting June 18, 2021, the Company's ADSs trade on the Nasdaq Global Market under the ticker symbol “TRMR”. The aggregate proceeds from the IPO and the options to the underwriters provided as part of the IPO were USD 147.9 million before deducting underwriting discounts and commissions.

c.
During 2022, the Company, its customers, and its partners, continued to face persistent macroeconomic challenges associated with several factors including: the COVID-19 (“COVID-19”) pandemic, and residual impacts of efforts to curtail its spread and reduce further economic damage sustained, rising interest rates, rising inflation, global supply chain constraints, changes in foreign currency exchange rates, recession concerns, and geopolitical uncertainty. The combination of which drove advertisers across several industries to reduce, or delay deployment of budgets and advertising spend.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL (Cont.)

d.	Material events in the reporting period:

1.
On February 23, 2022, the Board of Directors approved a share buyback program of up to USD 75 million of its ordinary shares. The share repurchase program was completed in the third quarter of 2022.

On September 20, 2022, the Board of Directors approved a USD 20 million share repurchase program under which the Company is authorized to purchase up to USD 20 million of its Ordinary Shares. During 2022, the Company repurchased 16,906,795 ordinary shares in aggregate amount of USD 86.3 million which was financed by existing cash resources. See Note 15.

2.
On June 19, 2022, Unruly Media Pte. Ltd., a subsidiary of the Company, entered into a definitive agreement to make a strategic USD 25 million investment in VIDAA (Netherlands) International Holdings B.V. (the "Investment"), a smart TV operating system and streaming platform, and a subsidiary of Hisense Co., Ltd.  The Investment reflects 2.439% of VIDAA’s issued and outstanding share capital on a fully diluted basis. The investment was completed on August 18, 2022. See Note 18.

3.
On July 25, 2022, the Company and its subsidiaries entered into a definitive agreement with Amobee Group Pte. Ltd (the “Seller”) to acquire the voting shares capital of Amobee Inc., Amobee Asia Pte. Ltd. and Amobee ANZ Pty Ltd (“Amobee”), and the DSP operation from Amobee Inc. The acquisition was completed on September 12, 2022, for a total consideration of USD 211.8 million which was funded through a combination of existing cash resources, and a credit facility consists of USD 90 million secured term loan drawn at closing, and USD 90 million revolving credit facility, of which USD 10 million was drawn at closing. see Note 20b. The covenants for the secured term loan are detailed in Note 11.

e.	Definitions: In these financial statements –

The Company	-	Tremor International Ltd.

The Group	-	Tremor International Ltd. and its subsidiaries.

Subsidiaries	-
Companies, the financial statements of which are fully consolidated, directly, or indirectly, with the financial statements of the Company such as Unruly Group LLC, Unruly Holding Ltd, Tremor Video Inc, Amobee Inc, SpearAd.

Related party	-	As defined by IAS 24, “Related Party Disclosures”.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	BASIS OF PREPARATION

a.
Statement of compliance:

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on March 6, 2023.

b.
Functional and presentation currency:

These consolidated financial statements are presented in US Dollars (USD), which is the Company’s functional currency, and have been rounded to the nearest thousand, except when otherwise indicated. The USD is the currency that represents the principal economic environment in which the Company operates.

c.	Basis of measurement: The consolidated financial statements have been prepared on a historical cost basis except for the following assets and liabilities:

•	Deferred and current tax assets and liabilities
•	Put option to non-controlling interests
•	Provisions
•	Derivatives
•	Investment in shares

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

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in Note 6, on leases, with respect to determining the lease term and determining the discount rate of a lease liability, in Note 7, on intangible assets, with respect to the accounting of software development capitalization and impairment testing for goodwill, in Note 4, on Income Tax, with respect to uncertain tax position, in Note 20, on subsidiaries, with respect to business combination and in Note 18 on investments in shares .

e.	Determination of fair value:

Preparation of the financial statements requires the Group to determine the fair value of certain assets and liabilities. When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
•	Level 3: inputs that are not based on observable market data (unobservable inputs).

Further information about the assumptions that were used to determine fair value is included in the following notes:

•	Note 17, on share-based compensation;
•	Note 18, on financial instruments;
•	Note 18, on investments in shares.
•	Note 20, on subsidiaries (regarding business combinations).

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements and have been applied consistently by the Group.

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

The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree, the liabilities incurred by the acquirer to the previous owners of the acquiree and equity instruments that were issued by the Group. In addition, the consideration transferred includes the fair value of any contingent consideration. After the acquisition date, the Group recognizes changes in the fair value of contingent consideration classified as a financial liability in the statements of operation and other comprehensive income.

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

Subsidiaries are entities controlled by the Group. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commenced, until the date that control is lost. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

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

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through profit or loss:

- It is held within a business model whose objective is to hold assets so as to collect contractual cash flows; and
- The contractual terms of the financial asset give rise to cash flows representing solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt instrument is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated at fair value through profit or loss:

- It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

- The contractual terms of the debt instrument give rise to cash flows representing solely payments of principal and interest on the principal amount outstanding on specified dates.

All financial assets not classified as measured at amortized cost or fair value through other comprehensive income as described above, as well as financial assets designated at fair value through profit or loss, are measured at fair value through profit or loss. On initial recognition, the Group designates financial assets at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

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

Financial assets at fair value through profit or loss

These assets are subsequently measured at fair value. Net gains and losses, including any interest income or dividend income, are recognized in profit or loss (other than certain derivatives designated as hedging instruments).

2)
Non-derivative financial liabilities

Non-derivative financial liabilities include trade and other payables, finance lease liability and other long term liabilities.

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
Fixed Assets:

Fixed assets are measured at cost less accumulated depreciation. The cost of fixed assets includes expenditure that is directly attributable to the acquisition of the asset. Depreciation is provided on all property and equipment at rates calculated to write each asset down to its residual value (assumed to be nil), using the straight-line method, over its expected useful life as follows:

Years
Computers and servers	3-5
Office furniture and equipment	3-17
Leasehold improvements	The shorter of the lease term and the useful life

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

2)
Acquired software:

Acquired software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software licenses. These costs are amortized over their estimated useful lives using the straight-line method. Costs associated with maintaining software programs are recognized as an expense as incurred.

3)
Goodwill:

Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets. For information on measurement of goodwill at initial recognition, see Note 3a(1).

In subsequent periods goodwill is measured at cost less accumulated impairment losses. The Group has identified its entire operation as a single cash generating unit (CGU). According to management assessment as of December 31, 2022, no impairment in respect to goodwill has been recorded.

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

Amortization is recognized in the statements of operation and other comprehensive income on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in each asset, such as development costs, are tested for impairment at least once a year until such date as they are available for use.

The estimated useful lives for the current and comparative periods are as follows:

Trademarks	1.75-5 years
Software (developed and acquired)	3 years
Customer relationships	3-5.75 years
Technology	3-5.25 years

Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.
Impairment:

Non-derivative financial assets

Financial assets, contract assets and lease receivables

The Group recognizes a provision for expected credit losses in respect of:

-          Financial assets at amortized cost;
-          Lease receivables.

The Group has elected to measure the provision for expected credit losses in respect of financial assets and lease receivables at an amount equal to the lifetime credit losses of the instrument.

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

With respect to other debt assets, the Group measures the provision for expected credit losses at an amount equal to the full lifetime expected credit losses, other than the provisions hereunder that are measured at an amount equal to the 12-month expected credit losses:

-	Debt instruments that are determined to have low credit risk at the reporting date; and
-	Other debt instruments and deposits, for which credit risk has not increased significantly since initial recognition.

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

h.
Restricted Cash and Deposit:

The Company classifies certain restricted cash and deposit balances within other current assets on the consolidated statement of financial position based upon the term of the remaining restrictions. On December 31, 2022, and 2021 the Company had restricted cash and deposit of USD 1,966 thousand and USD 2,061 thousand, respectively. These restricted cash and deposits are not available for withdraw by the Company.

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

k.
Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability without adjustment for the Company’s credit risk. The carrying amount of the provision is adjusted each period to reflect the time that has passed and the amount of the adjustment is recognized as a financing expense.

The Company recognizes a reimbursement asset if, and only if, it is virtually certain that the reimbursement will be received if the Company settles the obligation. The amount recognized in respect of the reimbursement does not exceed the amount of the provision.

Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. The provision includes direct expenditures caused by the restructuring and necessary for the restructuring, and which are not associated with the continuing activities of the Group.

Onerous contracts

A provision for onerous contracts is recognized when the unavoidable costs of a contract exceed the benefits expected to be received from the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the unavoidable costs (net of the revenues) of continuing with the contract. Unavoidable costs are costs the Group cannot avoid as they are subject to a contract.

l.	Revenue recognition:

The Company recognizes revenue through the following five-step model:

(1)	Identifying the contract with customer.
(2)	Identifying distinct performance obligations in the contract.
(3)	Determining the transaction price.
(4)	Allocating the transaction price to distinct performance obligations.
(5)	Recognizing revenue when the performance obligations are satisfied.

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

Following the full integration with RhythmOne and the acquisition of Unruly in 2020, the Company positions itself as a stronger digital advertising platform in the marketplace with an integrated, end-to-end platform connecting the DSP and SSP sides of the business in a unified platform. The Company concluded that its Programmatic activity (i) does not have manual control over the process, (ii) the Company is not primarily responsible for fulfillment, (iii) the Company has no inventory risk and (iv) the Company obtains only momentary a title to the advertising space offered via the end-to-end platform.

As a result, the Company reports its Programmatic business, tech stack, features, business models and activity as an agent and therefore presented revenue from Programmatic on a net basis.

For the Performance activity the Company is the primary obligor to provide the services and, as such, revenue is presented on a gross basis. Management is focused on driving growth with the Programmatic activity through the end-to-end platform, while the Performance activity is declining over time.

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

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Classification of expenses

Cost of revenue

Cost of revenue includes expenses related to third-party hosting fees and the cost of data purchased from third parties, traffic acquisition costs, data and hosting that are directly attributable to revenue generated by the Company (see Note 13).

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

n.	Financing income and expenses:

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

Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more likely than not that the Group will have to use its economic resources to pay the obligation.

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

Determining whether an arrangement contains a lease

On the inception date of the lease, the Group determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:

(a)	The right to obtain substantially all the economic benefits from use of the identified asset; and
(b)	The right to direct the identified asset’s use.

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

☐	Buildings	1-8 years
☐	Data centers	1-5.5 years

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

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Earnings per share:

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for treasury shares. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, after adjustment for treasury shares, for the effects of all dilutive potential ordinary shares, which comprise restricted stock.

r.	New standards, amendments to standards and interpretations not yet adopted:

Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants

The Amendment, together with the subsequent amendment to IAS 1 replaces certain requirements for classifying liabilities as current or non-current.

According to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it "has substance" and is in existence at the end of the reporting period.

According to the subsequent amendment, as published in October 2022, covenants with which the entity must comply after the reporting date, do not affect classification of the liability as current or non-current. Additionally, the subsequent amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants.

Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

According to the amendment companies must provide disclosure of their material accounting policies rather than their significant accounting policies. Pursuant to the amendment, accounting policy information is material if, when considered with other information disclosed in the financial statements, it can be reasonably be expected to influence decisions that the users of the financial statements make on the basis of those financial statements.

The amendment to IAS 1 also clarifies that accounting policy information is expected to be material if, without it, the users of the financial statements would be unable to understand other material information in the financial statements. The amendment also clarifies that immaterial accounting policy information need not be disclosed.

The Amendment and subsequent amendment are effective for reporting periods beginning on or after January 1, 2024, with earlier application being permitted. The Amendment and subsequent amendment are applicable retrospectively, including an amendment to comparative data.

The Company is examining the effects of the Amendment on the financial statements with no plans to early adopt.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Amendment to IAS 12, Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The Amendment narrows the scope of the exemption from recognizing deferred taxes as a result of temporary differences created at the initial recognition of assets and/or liabilities, so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

As a result, companies will need to recognize a deferred tax asset or a deferred tax liability for these temporary differences at the initial recognition of transactions that give rise to equal and offsetting temporary differences, such as lease transactions and provisions for decommissioning and restoration.

The amendment clarifies the accounting treatment of variable payments of a seller-lessee in a sale and leaseback transaction. According to the amendment, a seller-lessee shall include estimates of variable lease payments upon the initial measurement of the lease liability, and subsequent to initial recognition, it shall apply the subsequent measurement requirements to the lease liability, in a way that it does not recognize any gain or loss that relates to the right-of-use it retains.

The Amendment is effective for annual periods beginning on or after January 1, 2023, by amending the opening balance of the retained earnings or adjusting a different component of equity in the period the Amendment was first adopted.

The Group is examining the effects of the amendment on the financial statements with no plans for early adoption.

NOTE 4:	INCOME TAX

a.	Details regarding the tax environment of the Israeli company:

1)	Corporate tax rate

Taxable income of the Israeli parent is subject to the Israeli corporate tax at the rate of 23% in the years 2022, 2021 and 2020.

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

The Company obtained tax rulings confirming that the Company is eligible for the Law for the Encouragement of Capital Investments. The tax rulings which were obtained applied for the years 2017-2021. The Company approached the Israeli Tax Authority, for the renewal of the tax ruling, regarding industrial enterprise and preferred technological enterprise, for the next five years.

b.	Details regarding the tax environment of the non-Israeli companies:

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence as reported in their statutory financial statement prepared under local accounting regulations.

(1)	US

Provisions enacted in the Tax Cuts and Jobs Act in 2017 related to the capitalization for tax purposes of research and experimental expenditures (“R&E”) became effective on January 1, 2022. These new R&E provisions require us to capitalize certain research and experimental expenditures and amortize them on the U.S. tax return over five or fifteen years, depending on where these costs are conducted. The tax expense in the U.S. would increase as a result, unless these provisions are modified through legislative processes in the future. The Company consider the effect of the new enacted act in the current year tax provision and the deferred tax asset.

As of the acquisition date of RhythmOne, RhythmOne had U.S. federal net operating loss carryforwards, or NOLs, of approximately USD 100.8 million, which will expire starting 2038. As of December 31, 2022, the NOLs are approximately USD 65.7 million (2021: USD 79.4 million).

As of the acquisition date of Amobee, Amobee had U.S. federal net operating loss carryforwards, or NOLs, and the Company estimates that approximately USD 315 million NOLs can be utilized over the next 53 years.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

Additionally, for tax years beginning after December 31, 2017, the Tax Cuts and Jobs Act limits the NOL deduction to 80% of taxable income, repeals carryback of all NOLs arising in a tax year ending after 2017 and permits indefinite carryforwards for all such NOLs. NOL’s arising in a tax year ending on or before 2017 can offset 100% of taxable income, are available for carryback, and expire 20 years after they arise. It should be noted that the Coronavirus Aid, Relief and Economic Security (“CARES”) Act suspended the 80% limitation for tax years 2018, 2019 and 2020 and allowed for a 5-year carryback for NOLs for tax years beginning after December 31, 2017, and before January 1, 2021.

Pursuant to Section 382 of the Internal Revenue Code, RhythmOne and Amobee underwent ownership changes for tax purposes (i.e., a change of more than 50% in stock ownership involving 5% shareholders) on April 2, 2019 and September 12, 2022, respectively. As a result, the use of the Company’s total US NOL carryforwards and tax credits generated prior to the ownership change is subject to annual use limitations under Section 382 and potentially also under section 383 of the Code and comparable state income tax laws. Starting from the acquisition date, Amobee is included in the US federal group tax return.

(2)	International

As of December 31, 2022, the NOLs are approximately USD 22.3 million (2021: USD 16.6 million).

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

c.	Composition of income tax benefit:

	Year ended December 31
	2022	2021	2020
	USD thousands

Current tax expense
Current year	14,378	7,220	3,022

Deferred tax expense (income)
Creation and reversal of temporary differences	5,310	(8,168)	(12,603)

Tax (benefit) expenses	19,688	(948)	(9,581)

The following are the domestic and foreign components of the Company’s income taxes (in thousands):

	Year ended December 31
	2022	2021	2020
	USD thousands

Domestic	5,766	4,995	1,661
US	11,578	(961)	(5,646)
International	2,344	(4,982)	(5,596)

Tax (benefit) expenses	19,688	(948)	(9,581)

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

d.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	Year ended December 31
	2022	2021	2020
	USD thousands

Profit (Loss) before taxes on income	42,425	72,275	(7,442)

Primary tax rate of the Company	23%	23%	23%

Tax calculated according to the Company’s primary tax rate	9,758	16,623	(1,712)

Additional tax (tax saving) in respect of:
Non-deductible expenses net of tax exempt income (*)	11,642	(3,364)	(2,509)
Difference between measurement basis of income/expenses for tax purposes and measurement basis of income/expenses for financial reporting purposes	(654)	-	-
Effect of reduced tax rate on preferred income and differences in previous tax assessments	(4,625)	(7,226)	170
Utilization of tax losses from prior years for which deferred taxes were not created	(2,539)	(1,117)	(5,887)
Effect on deferred taxes at a rate different from the primary tax rate	2,697	(3,329)	(768)
Recognition of deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	(1,104)	(4,586)	-
Recognition in temporary differences for which deferred taxes are not recognized	35	-	-
Foreign tax rate differential	4,478	2,051	1,125

Tax (benefit) expenses	19,688	(948)	(9,581)

Effective income tax rate	46%	(1)%	129%

(*)	including non- deductible share-based compensation expenses.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

e.	Deferred tax assets and liabilities:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	Intangible Assets and R&D expenses	Employees Compensation	Carryforward Losses	Accrued Expenses	Doubtful Debt	Other	Total
	USD thousands
Balance of deferred tax asset (liability) as of January 1, 2021	(17,035)	9,239	14,145	4,456	3,724	1,225	15,754
Business combinations	(1,962)	-	458	-	-	-	(1,504)
Changes recognized in profit or Loss	13,310	3,861	(4,714)	(3,117)	(623)	(549)	8,168
Changes recognized in equity	100	(1,026)	(54)	1,600	(2)	-	618
Balance of deferred tax asset (liability) as of December 31, 2021	(5,587)	12,074	9,835	2,939	3,099	676	23,036

Business combinations	(11,313)	1,502	7,857	1,322	973	2,158	2,499
Changes recognized in profit or Loss	5,019	(2,927)	(2,486)	(2,590)	(1,332)	(1,249)	(5,565)
Effect of change in tax rate	-	14	237	-	-	4	255
Changes recognized in equity	187	(3,417)	(24)	22	11	(5)	(3,226)
Balance of deferred tax asset (liability) as of December 31, 2022	(11,694)	7,246	15,419	1,693	2,751	1,584	16,999

As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets.

As of December 31, 2022, and 2021, the Company has gross unrecognized tax benefits of approximately USD 7,188 thousand and USD 4,370 thousand, respectively. The Company classifies liabilities for unrecognized tax benefits in Current tax liabilities.

f.	Tax assessment:

The Company considers tax year 2017 and the US federal group tax year 2018 as close for tax assessment.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	FIXED ASSETS, NET

	Computers and Servers	Office furniture and equipment	Leasehold improvements	Total
	USD thousands
Cost

Balance as of January 1, 2021	7,683	1,132	1,870	10,685

Exchange rate differences	(2)	10	3	11
Additions*	2,010	44	58	2,112
Business combinations	-	1	-	1
Disposals	(852)	(742)	(1,161)	(2,755)

Balance as of December 31, 2021	8,839	445	770	10,054

Exchange rate differences	53	41	20	114
Additions*	8,375	5	5	8,385
Business combinations (See Note 20)	22,256	351	647	23,254
Disposals	(892)	(28)	(336)	(1,256)

Balance as of December 31, 2022	38,631	814	1,106	40,551

Depreciation

Balance as of January 1, 2021	4,981	823	1,589	7,393

Exchange rate differences	(1)	24	(2)	21
Disposals	(852)	(742)	(1,161)	(2,755)
Additions	1,570	164	197	1,931

Balance as of December 31, 2021	5,698	269	623	6,590
Exchange rate differences	57	41	18	116
Disposals	(890)	(28)	(336)	(1,254)
Additions	4,957	61	207	5,225

Balance as of December 31, 2022	9,822	343	512	10,677

Carrying amounts
As of December 31, 2021	3,141	176	147	3,464
As of December 31, 2022	28,809	471	594	29,874

* As of December 31, 2022, USD 1,900 additions have not been paid (2021: nil).

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES

a.	Leases in which the Group is the lessee:

The Group applies IFRS 16, Leases. The Group has lease agreements with respect to the following items:

-	Offices;
-	Data center;

1)	Information regarding material lease agreements:

a)	The Group leases Offices mainly in the United States of America (US), Israel, Canada and UK with contractual original lease periods ends between the years 2023 and 2027 from several lessors. The Group did not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

A lease liability in the amount of USD 18,513 thousand and USD 12,023 thousand as of December 31, 2022, and December 31, 2021, respectively, and right-of-use asset in the amount of USD 7,753 thousand and USD 5,424 thousand as of December 31, 2022, and December 31, 2021, respectively have been recognized in the statement of financial position in respect of leases of offices.

b)	The Group leases data center and related network infrastructure with contractual original lease periods ends between the years 2023 and 2026. The Group did not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

A lease liability in the amount of USD 10,825 thousand and USD 2,972 thousand as of December 31, 2022, and December 31, 2021, respectively, and right-of-use asset in the amount of USD 10,520 thousand and USD 2,849 thousand as of December 31, 2022, and December 31, 2021, respectively have been recognized in the statement of financial position in respect of data centers.

2)	Lease liability:

Maturity analysis of the Group's lease liabilities:

	December 31
	2022	2021
	USD thousands

Less than one year (0-1)	14,104	7,119
One to five years (1-5)	15,234	7,042
More than five years (5+)	-	834

Total	29,338	14,995

Current maturities of lease liability	14,104	7,119

Long-term lease liability	15,234	7,876

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES (Cont.)

3)	Right-of-use assets - Composition:

	Offices	Data center	Total
	USD thousands

Balance as of January 1, 2021	5,925	4,897	10,822

Depreciation and amortization on right-of-use assets	(4,022)	(2,312)	(6,334)
Additions	3,571	446	4,017
Lease modifications	-	7	7
Disposals	-	(189)	(189)
Exchange rate differences	(50)	-	(50)

Balance as of December 31, 2021	5,424	2,849	8,273

Business Combinations	6,103	10,633	16,736
Depreciation and amortization on right-of-use assets	(4,533)	(4,693)	(9,226)
Additions	1,113	1,783	2,896
Lease modifications	(74)	-	(74)
Disposals	(205)	(52)	(257)
Exchange rate differences	(75)	-	(75)

Balance as of December 31, 2022	7,753	10,520	18,273

4)	Amounts recognized in statement of operation:

	Year ended December 31
	2022	2021	2020
	USD thousands

Interest expenses on lease liability	(587)	(570)	(1,117)
Depreciation and amortization of right-of-use assets	(9,226)	(6,334)	(8,855)
Gain (loss) recognized in profit or loss	(74)	7	1,829

Total	(9,887)	(6,897)	(8,143)

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES (Cont.)

5)	Amounts recognized in the statement of cash flows:

	Year ended December 31
	2022	2021	2020
	USD thousands

Cash outflow for leases	(12,605)	(10,579)	(14,468)

b.	Leases in which the Group is a lessor:

1)	Information regarding material lease agreements:

The Group subleases offices at the US for periods expiring in 2027.

2)	Net investment in the lease:

Presented hereunder is the movement in the net investment in the lease:

	Offices
	Year ended December 31
	2022	2021
	USD thousands

Balance as of January 1,	5,682	7,835

Sublease receipts	(1,306)	(2,454)
Additions	310	301
Business combinations (See Note 20)	163	-

Balance as of December 31,	4,849	5,682

3)	Maturity analysis of net investment in finance leases:

	Year ended December 31
	2022	2021
	USD thousands

Less than one year (0-1)	1,084	1,067
One to five years (1-5)	3,765	3,789
More than five years (5+)	-	826

Total net investment in the lease as of December 31,	4,849	5,682

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES (Cont.)

4)	Amounts recognized in statement of operation:

	Offices
	Year ended December 31
	2022	2021	2020
	USD thousands

Gain from finance subleases	-	301	274
Financing income on the net investment in the lease	199	245	361

Total	199	546	635

NOTE 7:	INTANGIBLE ASSETS, NET

	Software	Trademarks	Customer relationships	Technology	Others	Goodwill	Total
	USD thousands
Cost
Balance as of January 1, 2021	24,095	36,639	48,340	46,818	2,159	152,861	310,912
Exchange rate differences	(25)	(272)	(374)	(166)	(17)	(1,338)	(2,192)
Additions	4,966	-	-	-	-	-	4,966
Disposals	(5,084)	-	-	-	-	-	(5,084)
Business combinations	735	-	-	6,540	-	5,189	12,464
Balance as of December 31, 2021	24,687	36,367	47,966	53,192	2,142	156,712	321,066
Exchange rate differences	(50)	(1,262)	(1,341)	(548)	(114)	(3,216)	(6,531)
Additions	8,750	-	-	-	-	-	8,750
Disposals	(1,199)	(19,570)	(2,393)	(4,851)	-	-	(28,013)
Business combinations (see Note 20)	-	7,654	29,169	85,684	-	92,244	214,751

Balance as of December 31, 2022	32,188	23,189	73,401	133,477	2,028	245,740	510,023

Amortization
Balance as of January 1, 2021	14,446	20,636	17,195	32,033	2,102	-	86,412
Exchange rate differences	(8)	(170)	(256)	(21)	(21)	-	(476)
Additions	5,522	9,320	9,142	7,949	61	-	31,994
Disposals	(5,084)	-	-	-	-	-	(5,084)
Balance as of December 31, 2021	14,876	29,786	26,081	39,961	2,142	-	112,846
Exchange rate differences	2	(585)	(800)	(198)	(114)	-	(1,695)
Additions	6,189	2,514	9,289	10,257	-	-	28,249
Disposals	(659)	(19,570)	(2,393)	(4,851)	-	-	(27,473)

Balance as of December 31, 2022	20,408	12,145	32,177	45,169	2,028	-	111,927

Carrying amounts
As of December 31, 2021	9,811	6,581	21,885	13,231	-	156,712	208,220
As of December 31, 2022	11,780	11,044	41,224	88,308	-	245,740	398,096

Capitalized development costs

Development costs capitalized in the period amounted to USD 8,743 thousand (2021: USD 4,933 thousand) and were classified under software.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	INTANGIBLE ASSETS, NET (Cont.)

Impairment testing for intangible assets

The Company's qualitative assessment during the years ended December 31, 2022, and December 31, 2021, did not indicate that it is more likely than not that the fair value of its intangible assets, and other long-lived assets is less than the aggregate carrying amount.

As of December 31, 2022, the estimated recoverable amount based on company’s market value was lower than the carrying amount, and therefore the recoverable amount was estimated based on value in use and was determined by discounting the future cash flows. The estimated value in use was higher than the carrying amount, and therefore there was no need for impairment. As of December 31, 2021, the recoverable amount was based on fair value less cost of disposal which higher than the carrying amount.

Key assumptions used in the calculation of recoverable amounts are:

Pre-tax discount rate                      15% (WACC)
Terminal value growth rate             3%
EBITDA growth rate                       21%-33%

The cash flow projections include specific estimates for five years and a terminal value growth rate thereafter. EBITDA growth rate is expressed as the annual growth rate in the initial five years of the plans used for impairment testing and has been mainly based on past experience and management expectations.

Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

2022
%
Increase Pre-tax discount rate	224%
Decrease Terminal value growth rate	100%

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	TRADE AND OTHER RECEIVABLES

	December 31
	2022	2021
	USD thousands

Trade receivables:
Trade receivables	229,975	178,933
Allowance for doubtful debts	(10,138)	(13,870)

Trade receivables, net	219,837	165,063

Other receivables:
Prepaid expenses	14,425	13,110
Loan to third party	-	480
Institutions	1,281	1,050
Pledged deposits	3,036	2,647
Acquisition consideration adjustment	4,673	-
Other	-	949

	23,415	18,236

NOTE 9:	TRADE AND OTHER PAYABLES

	December 31
	2022	2021
	USD thousands

Trade payables	212,690	161,812

Other payables:

Contract liabilities	6,540	11,415
Wages, salaries and related expenses	24,539	16,406
Provision for vacation	1,869	1,003
Institutions	1,659	791
Ad spend liability	-	7,729
Onerous contract	1,350	-
Interest to pay	1,504	-
Pledged deposits	362	592
Others	7,882	4,964

	45,705	42,900

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	CASH AND CASH EQUIVALENTS

	December 31
	2022	2021
	USD thousands

Cash	173,568	77,537
Bank deposits	43,932	290,180

Cash and cash equivalents	217,500	367,717

The Group’s exposure to credit, and currency risks are disclosed in Note 18 on financial instruments.

NOTE 11: LONG-TERM DEBT

In September 2022, Unruly Group US Holding Inc. entered into a $90 million senior secured term loan facility (the Term Loan Facility) and a $90 million senior secured revolving credit facility with a $15 million letter of credit sub-facility  (the Revolving Credit Facility and, together with the Term Loan Facility, collectively, the Credit Facilities). The Company used the net proceeds of the Term Loan Facility and $10 million of net proceeds of the Revolving Credit Facility to fund a portion of the cash consideration required to close its acquisition of Amobee Inc.  The Company may use borrowings made from time to time under the Revolving Credit Facility for general corporate purposes or other purposes not prohibited under the Credit Facilities. Each of the Credit Facilities matures on September 15, 2025 and bears interest, at the Company’s discretion, at a base rate plus a margin of 0.25% to 1.00% per annum or SOFR rate plus a spread of 1.25% to 2.00% per annum plus a credit spread adjustment of 0.10% to 0.25% based on the interest period duration of the applicable borrowing, in each case with such margin being determined by the Company’s consolidated total net leverage ratio. The Revolving Credit Facility may be borrowed, repaid, and re-borrowed until its maturity. The Company may prepay the Credit Facilities at its discretion without premium or penalty. The Credit Facilities are each due and payable in full on the respective maturity date of such Credit Facility.

The Company is also obligated to pay a commitment fee on the undrawn amounts of the Revolving Credit Facility at an annual rate ranging from 0.20% to 0.35%, determined by the Company’s total net leverage ratio. The Credit Facilities require compliance with various financial and non-financial covenants, including affirmative and negative covenants. The financial covenants require that the total net leverage ratio not exceed 3x and the interest coverage ratio not be less than 4x, in each case measured as of the end of each fiscal quarter. As of December 31, 2022, the Company was in compliance with all related covenants. The letter of credit sub-facility includes a fee at a rate per annum equal to the applicable margin for SOFR Loans then in effect on the daily maximum amount then available to be drawn as well as a fronting fee equal to 0.125% per annum along with other standard fees.

Unruly Group US Holding Inc.’s obligations under the Credit Facilities are (i) jointly and severally guaranteed by Tremor International Ltd. and certain of Tremor International Ltd.’s direct and indirect, existing and future wholly owned restricted subsidiaries, subject to certain exceptions and (ii) secured on a first-lien basis by substantially all of the tangible and intangible assets of Unruly Group US Holding Inc. and the guarantors of the Credit Facilities, subject to certain permitted liens and other agreed upon exceptions.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	REVENUE

	Year ended December 31
	2022	2021	2020
	USD thousands

Programmatic	274,355	266,616	161,625
Performance	60,895	75,329	50,295

	335,250	341,945	211,920

For the year ended December 31, 2022, one buyer represents 10.7% of the revenue. For the year ended December 31, 2021 one buyer represents 13.6% of revenue. For the year ended December 31, 2020, no individual buyer accounted for more than 10% of revenue.

NOTE 13:	COST OF REVENUE

	Year ended December 31
	2022	2021	2020
	USD thousands

Programmatic	35,110	31,572	31,918
Performance	25,635	40,079	27,889

Cost of Revenue	60,745	71,651	59,807

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2022	2021	2020
	USD thousands

Wages, salaries and related expenses	18,933	17,755	15,274
Share base payments	31,878	32,250	9,420
Rent and office maintenance	319	549	(483)
Professional expenses	12,233	7,136	4,766
Doubtful debts	(3,167)	4,958	(1,091)
Acquisition costs	6,012	253	524
Other expenses	1,797	598	1,268

	68,005	63,499	29,678

NOTE 15:	SHAREHOLDERS’ EQUITY

Issued and paid-in share capital:

	Ordinary Shares
	2022	2021
	Number of shares

Balance as of January 1	154,501,629	133,916,229
Own shares held by the Group	(16,906,795)	(917,998)
Share based compensation	6,883,128	5,564,808
Issuance of shares in IPO	-	15,568,590
Issuance of Restricted shares *	-	370,000

Issued and paid-in share capital as of December 31	144,477,962	154,501,629

Authorized share capital	500,000,000	500,000,000

* See Note 17

Rights attached to share:

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

Own shares acquisition:

On March 26, 2021, the Board of Directors terminated the buyback program due to the Company’s election to pursue the Proposed Offering, which was completed in the second quarter of 2021.

On February 23, 2022, the Board of Directors approved a share buyback program of up to USD 75 million of its ordinary shares. The share repurchase program was completed in the third quarter of 2022.

On September 20, 2022, the Board of Directors approved a USD 20 million share repurchase program under which the Company is authorized to purchase up to USD 20 million of its Ordinary Shares. During 2022, the Company repurchased 16,906,795 ordinary shares in aggregate amount of USD 86.3 million which was financed by existing cash resources.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share as of December 31, 2022, 2021 and 2020 was based on the profit for the year divided by a weighted average number of ordinary shares outstanding, calculated as follows:

Profit for the year:

	Year ended December 31
	2022	2021	2020
	USD thousands

Profit for the year	22,737	73,223	2,139

Weighted average number of ordinary shares:

	Year ended December 31
	2022	2021	2020
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share as at December 31	149,937,339	144,493,989	133,991,210

Basic earnings per share (in USD)	0.15	0.51	0.02

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	EARNINGS PER SHARE (cont.)

Diluted earnings per share:

The calculation of diluted earnings per share as of December 31, 2022, 2021 and 2020 was based on profit or for the year divided by a weighted average number of shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted):

	Year ended December 31
	2022	2021	2020
	Shares of NIS
	0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share	149,937,339	144,493,989	133,991,210
Effect of share options on issue	3,120,304	8,212,903	4,714,985

Weighted average number of ordinary shares used to calculate diluted earnings per share	153,057,643	152,706,892	138,706,195

Diluted earnings per share (in USD)	0.15	0.48	0.02

At December 31, 2022 8,851 thousand options (in 2021 and 2020: 3,061 thousand and 2,946 thousand, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

NOTE 17:	SHARE-BASED COMPENSATION ARRANGEMENTS

a.	Share-based compensation plan:

The terms and conditions related to the grants of the share options programs are as follows:

•	All the share options that were granted are non-marketable.
•	All options are to be settled by physical delivery of ordinary shares or ADSs.
•	Vesting conditions are based on a service period of between 0.5-4 years.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	SHARE-BASED COMPENSATION ARRANGEMENTS (Cont.)

b.	Stock Options:

The number of share options is as follows:

	Number of options		Weighted average exercise price
	2022	2021	2022	2021
	(Thousands)		(USD)

Outstanding of 1 January	6,026	3,781	6.54	2.19
Forfeited during the year	(828)	(359)	7.61	6.79
Exercised during the year	(1,046)	(652)	1.96	2.08
Granted during the year	620	3,256	7.22	10.76

Outstanding of December 31	4,772	6,026	7.31	6.54
Exercisable of December 31	1,814	1,540

Information on measurement of fair value of share-based compensation plans:

The fair value of employees share options is measured using the Black-Scholes formula. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility, expected term of the instruments, expected dividends, and the risk-free interest rate (See Note 3i).

The parameters used in the measurement of the fair values at grant date of the equity-settled share-based compensation plans were as follows:

	2022	2021

Grant date fair value in USD	3.13-3.24	4.30
Share price (on grant date) (in USD)	7.10	10.09
Exercise price (in USD)	7.22	10.76
Expected volatility (weighted average)	60%	60%
Expected life (weighted average)	3.5-3.8	3.75
Expected dividends	0.00%	0.00%
Risk-free interest rate	2.15%	0.54%

The total expense recognized in the year ended December 31, 2022, with respect to the options granted to employees, amounted to approximately USD 5,867 thousand (2021: USD 3,412 thousand).

c.	Restricted Share Units:

During 2022 and 2021, the Group granted 777,448 and 7,366,472 Restricted Share Units (RSU’s) to its executive officers and employees, respectively.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	SHARE-BASED COMPENSATION ARRANGEMENTS (Cont.)

The number of restricted share units is as follows:

	Number of RSU's		Weighted-Average Grant Date Fair Value
	2022	2021	2022	2021
	(Thousands)

Outstanding at 1 January	8,146	3,777	8.606	2.364
Forfeited during the year	(261)	(25)	9.948	7.861
Exercised during the year	(3,374)	(2,972)	8.091	4.447
Granted during the year	777	7,366	4.596	10.017

Outstanding at December 31	5,288	8,146	8.277	8.606

The total expense recognized in the year ended December 31, 2022, with respect to the RSU’s granted to employees, amounted to approximately USD 31,923 thousand (2021: USD 29,530 thousand).

d.	Performance Stock Units:

During 2022 and 2021, the Group granted 168,048 and 2,668,240 Performance Stock Units (PSU’s) to its executive officers, respectively.

The number of performance stock units is as follows:

	Number of PSU's		Weighted-Average Grant Date Fair Value
	2022	2021	2022	2021
	(Thousands)

Outstanding at January 1	4,486	3,852	6.796	2.155
Forfeited during the year	(80)	(93)	9.952	2.253
Exercised during the year	(2,582)	(1,941)	4.891	2.204
Granted during the year	168	2,668	4.453	9.999

Outstanding at December 31	1,992	4,486	8.937	6.796

The vesting of the PSU’s is subject to continues employment and compliance with the performance criteria determined by the Company’s Remuneration Committee and the Company’s Board of Directors.

The total expense recognized in the year ended December 31, 2022, with respect to the PSU’s granted to employees, amounted to approximately USD 12,715 thousand (2021: USD 9,876 thousand).

e.	Expense recognized in the statement of operation and other comprehensive income is as follows:

	Year ended December 31
	2022	2021	2020
	USD thousands

Selling and marketing	10,594	7,094	4,515
Research and development	8,034	3,474	555
General and administrative	31,877	32,250	9,420

	50,505	42,818	14,490

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	FINANCIAL INSTRUMENTS

a.	Overview:

The Group has exposure to the following risks from its use of financial instruments:

☐        Credit risk

☐        Liquidity risk

☐        Market risk

This note presents quantitative and qualitative information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing risk.

In order to manage these risks and as described hereunder, the Group executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	December 31
	2022	2021
	USD thousands

Derivatives presented under current assets
Forward exchange contracts used for hedging	-	947

Derivatives presented under non-current assets
Forward exchange contracts used for hedging	-	241

Derivatives presented under current liability
Forward exchange contracts used for hedging	(209)	-

Total	(209)	1,188

b.	Risk management framework:

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

The carrying amount of financial assets represents the maximum credit exposure.

The maximum exposure to credit risk at the reporting date was as follows:

	December 31
	2022	2021
	USD thousands

Cash and cash equivalents	217,500	367,717
Trade receivables, net (a)	219,837	165,063
Other receivables	7,709	4,076
Long term deposit	406	431
Long term receivables	-	241

	445,452	537,528

(a)
At December 31, 2022, the Group included provision for doubtful debts in the amount of USD 10,138 thousand (December 31, 2021: USD 13,870 thousand) in respect of collective impairment provision and specific debtors that their collectability is in doubt.

As of December 31, 2022, two buyers accounted for 15.7% and 14.1% of trade receivables. As of December 31, 2021, two buyers accounted for 17.1% and 16.9% of trade receivables.

	Allowance for Doubtful debts
	2022	2021
	USD thousands

Balance at January 1	13,870	9,036
Allowance for doubtful debts expenses (income)	(3,167)	4,958
Write-off	(542)	(93)
Exchange rate difference	(23)	(31)

Balance at December 31	10,138	13,870

d.	Liquidity risk:

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

As of December 31, 2022, and December 31, 2021, the Group’s contractual obligation of financial liability is in respect of leases, trade, and other payables in the amount of USD 361,820 thousand and USD 193,213 thousand, respectively. The contractual maturity of the financial liability that is less than one year is in the amount of USD 240,590 thousand and USD 185,337 thousand for December 31, 2022, and December 31, 2021, respectively.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	FINANCIAL INSTRUMENTS (Cont.)

e.	Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPM, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

At December 31, 2022, USD 15,111 thousand are held in AUD, USD 7,642 thousand are held in SGD, USD 7,092 thousand are held in JPY, USD 5,144 thousand are held in EUR,  USD 3,517 thousand are held in GBP, USD 3,423 thousand are held in CAD, USD 843 thousand are held in NIS, USD 875 thousand are held in other currencies and the remainder held in USD.

As of December 31, 2022, one vendor accounted for 12.7% of trade payables. As of December 31, 2021, no individual vendor accounted for more than 10% of trade payables.

f.	Sensitivity analysis:

A change as of December 31 in the exchange rates of the following currencies against the USD, as indicated below, would have affected the measurement of financial instruments denominated in a foreign currency and would have increased (decreased) profit or loss and equity by the amounts shown below (after tax). This analysis is based on foreign currency exchange rate that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecasted sales and purchases.

	2022		2021
GBP/USD	+10%	-10%	+10%	-10%
	USD thousands

Profit / (Loss)	(2,893)	2,893	(2,587)	2,587
Increase / (Decrease) in Shareholders’ Equity	(94)	94	(379)	379

	2022		2021
NIS/USD	+10%	-10%	+10%	-10%
	USD thousands

Profit / (Loss)	(139)	139	(721)	721
Increase / (Decrease) in Shareholders’ Equity	(107)	107	(721)	721

	2022		2021
SGD/USD	+10%	-10%	+10%	-10%
	USD thousands

Profit / (Loss)	(2,615)	2,615	(433)	433
Increase / (Decrease) in Shareholders’ Equity	(320)	320	(22)	22

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	FINANCIAL INSTRUMENTS (Cont.)

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

Interest rate risk

The Group is exposed to a cash flow risk from its variable-rate debt instruments.

An increase of 5% in interest rate would have a decrease in profit and in shareholders’ equity by 1,067 thousand.

g.	Level 3 financial instruments carried at fair value

Investment in shares is a financial asset measured at fair value through profit or loss under level 3.

December 31, 2022
Level 3
USD thousands

Financial assets measured at fair value through profit or loss:
Investment in shares	25,000

Valuation processes used by the Company

The fair value of non-marketable shares is determined by external valuer on an annual basis.

The principal unobservable inputs are as follows:

•	The estimated royalties from App share and remote-control button which is based on the expected increase in market share.
•	The average operating profit margin which is based on the stage of research and development.
•
The discount rate, which is based on the risk-free rate for 10-year debentures issued by the government in the relevant market, adjusted for a risk premium to reflect both the risk of investing in equities, the systematic risk of company and entity specific risk to the extent not already reflected in the cash flows.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	RELATED PARTIES

Compensation and benefits to key management personnel

Executive officers also participate in the Company’s share option programs. For further information see Note 17 regarding share-based compensation.

Compensation and benefits to key management personnel (including directors) that are employed by the Company and its subsidiaries:

	Year ended December 31
	2022	2021
	USD thousands

Share-based compensation	30,914	31,283
Other compensation and benefits	4,433	6,752

	35,347	38,035

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	SUBSIDIARIES

a.	Details in respect of subsidiaries:

Presented hereunder is a list of the Group’s subsidiary:

	Principal	The Group’s ownership interest
	location of	in the subsidiary for the
	the	year ended
	Company’s	December 31
Name of company	activity	2022	2021

Taptica Inc	USA	100%	100%
Tremor Video Inc	USA	100%	100%
Adinnovation Inc	Japan	100%	100%
Taptica UK	UK	100%	100%
YuMe Inc*	USA	100%	100%
Perk.com Canada Inc	Canada	100%	100%
R1Demand LLC*	USA	100%	100%
Unruly Group LLC	USA	100%	100%
Unruly Group US Holding Inc*	USA	100%	100%
Unruly Holdings Ltd*	UK	100%	100%
Unruly Group Ltd*	UK	100%	100%
Unruly Media GmbH	Germany	100%	100%
Unruly Media Pte Ltd*	Singapore	100%	100%
Unruly Media Pty Ltd	Australia	100%	100%
Unruly Media KK	Japan	100%	100%
Unmedia Video Distribution Sdn Bhd	Malaysia	100%	100%
Unruly Media Inc	USA	100%	100%
SpearAd GmbH	Germany	100%	100%
Amobee Inc*	USA	100%	0%
Amobee EMEA Limited	UK	100%	0%
Amobee International Inc	USA	100%	0%
Amobee Ltd	IL	100%	0%
Amobee Asia Pte Ltd*	Singapore	100%	0%
Amobee ANZ Pty Ltd	Australia	100%	0%

*	Under these companies, there are twenty-seven (27) wholly owned subsidiaries that are inactive and in liquidation process.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	SUBSIDIARIES (Cont.)

b.	Acquisition of subsidiaries and business combinations during the current period:

Acquisition of Amobee:

On July 25, 2022, the Company and its subsidiaries entered into a definitive agreement with Amobee Group Pte. Ltd (the “Seller”) to acquire 100% of the voting share capital of Amobee, Inc., Amobee Asia Pte. Ltd. and Amobee ANZ Pty Ltd (“Amobee”). Amobee is a leading global advertising platform. The acquisition was completed at September 12, 2022 for a total consideration of USD 211.8 million which was funded through a combination of existing cash resources, and USD 100 million from a new USD 180 million secured credit facility, see note 11.

The primary reasons for the business combination are the goals to increase Company’s global market presence, significantly enhance and expand Company’s technology capabilities, add new linear TV capabilities and cross selling opportunities, and enrich Company’s growth and competitive positioning within the industry.

The purchase price of consideration transferred, and the recognized amounts of assets acquired, and liabilities assumed at the acquisition date of USD 211.8 million includes USD 82 million Intellectual Property Assets previously owned by Amobee Inc.

In the consolidated period from the acquisition date to December 31, 2022 the subsidiary contributed USD 12.6 million loss to the Group’s results and USD 36.8 million to the Group’s revenue. If the acquisition had occurred on January 1, 2022, management estimates that consolidated loss would have been USD 55.2 million and consolidated revenue for the year would have been USD 427.6 million. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2022. The pro forma results do not include any anticipated cost synergies or other effects of the combined companies.

Identifiable assets acquired and liabilities assumed:

USD thousands

Cash and Cash equivalents	18,919
Accounts Receivables	109,362
Other assets	14,232
Fixed Assets	23,254
Intangible Assets	122,507
Right-of-use assets	16,900
Deferred tax Assets	2,499
Trade payables	(105,693)
Other Payables	(49,909)
Lease Liabilities	(23,526)
Onerous contract (a)	(9,019)

Net identifiable assets	119,526

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	SUBSIDIARIES (Cont.)

(a)

In 2019, Amobee Asia Pte Ltd ("Amobee SG") entered into an agreement with MediaCorp Pte Ltd ("MediaCorp") for the design, development, implementation, integration, testing, delivery, and maintenance of a Dynamic Ad Platform based on Amobee technology.

The agreement is for five years, automatically renewing for one-year periods.

As of the date of acquisition and as part of the PPA, the Group assessed that the obligation for the net discounted future payments exceeding market fair value aggregated to present value of USD 9 million.

As of December 31, 2022, the liability balance aggregated to present value of USD 8.7 million. The amount which is included in the long term is USD 7.3 million.

Measurement of fair values:

The fair value of the technology is based on the research and development costs, the relief from royalty method was utilized in the determination of the fair value of the existing and developed technologies.

The fair value of the brand is based on the discounted estimated royalty income that could have generate if the trademark was licensed, in an arm’s length transaction, to a third party.

The fair value of customer relationships is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The following table summarizes the components of the acquired intangible assets and estimated useful lives as of the acquisition date:

	Amount	Estimated Useful Life
	USD thousands	Years
Technology	85,684	5
Customer relations	29,169	5-6
Brand	7,654	5

	122,507
The aggregate cash flow derived for the Company as a result of the Amobee acquisition:

USD thousands

Consideration transferred	211,770
Cash and cash equivalents at Amobee	(18,919)

Acquisition of subsidiary – Cash	192,851

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	SUBSIDIARIES (Cont.)

Goodwill

The goodwill is attributable mainly to the increase offering to customers, enhanced opportunities for growth and the synergies expected to be achieved from integration into the Company’s digital advertising platforms.

Goodwill was recognized as a result of the acquisition as follows:

USD thousands

Consideration transferred	211,770
Less fair value of identifiable net assets	(119,526)

Goodwill	92,244

The following table summarizes the components of the acquired goodwill that is deductible for tax purposes:

USD thousands

Deductible for tax purposes	7,354
Not deductible for tax purposes	84,890

Goodwill	92,244

Acquisition-related costs

The Company incurred acquisition-related costs of USD 5.3 million thousand related to legal fees and due diligence costs. These costs have been included in general and administrative expenses in the statements of operation and other comprehensive income. As of December 31, 2022, USD 2.2 million out of the acquisition-related costs were paid.

Settlement of pre-existing relationship with the acquiree

The Company and the acquiree are parties to a long-term relationship under which the acquiree and the Company supplies each other with services at changing prices. The transactions between the parties were done based on market value. This pre-existing relationship were not terminated as part of the acquisition.

TREMOR INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:	OPERATING SEGMENTS

The Group has a single reportable segment as a provider of marketing services.

Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of consumers.

	Year ended December 31
	2022	2021	2020
	USD thousands

America	303,106	304,686	180,515
APAC	20,031	20,931	20,804
EMEA	12,113	16,328	10,601

Total	335,250	341,945	211,920

NOTE 22:	CONTINGENT LIABILITY

1.
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

2.
On May 18, 2021, the Company filed a complaint against Alphonso, Inc. (“Alphonso”) in the Supreme Court of the State of New York, County of New York (the “Court”), asserting claims for breach of contract, tortious interference with business relations, intentional interference with contractual relations, unjust enrichment, and conversion. On September 10, 2021, the Company amended its complaint against Alphonso and added LG Electronics, Inc. (“LGE”) as a Defendant.

The lawsuit arose out of Alphonso’s breach of a Strategic Partnership Agreement and an Advance Payment Obligation and Security Agreement (the “Security Agreement”) with the Company, Alphonso and LGE’s tortious interference with Tremor’s contractual relationships and business relations, and related misconduct. The Company is seeking damages and other relief, including an order foreclosing on Alphonso’s collateral under the Security Agreement, from the Court.

On May 24, 2021, Alphonso filed a complaint against the Company in the Supreme Court of the State of New York, County of New York, asserting claims for breach of contract, unfair competition, and tortious interference with business relations. Alphonso, LGE, and the Company are currently engaged in depositions and expert discovery.

3.
On June 21, 2022, Alphonso, Inc. (“Alphonso”) filed a complaint against the Company in the United States District Court for the Northern District of California, asserting claims for misappropriation of trade secrets under federal and state law. On July 19, 2022, Alphonso also filed a motion for a preliminary injunction. On October 31, 2022, the Court denied Alphonso’s motion for a preliminary injunction. Alphonso and the Company are currently engaged in fact discovery. The Company believes that the likelihood of a loss is remote and at this point is unable to reasonably estimate any potential loss and financial impact to the Company resulting from this matter.