Form 20-F
period 2023-12-31
Nexxen International Ltd.
filed 2024-03-06
CIK 1849396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
 OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-40504

NEXXEN INTERNATIONAL LTD.
(Exact name of registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

82 Yigal Alon Street
Tel Aviv, 6789124, Israel
+972-3-545-3900
(Address of principal executive offices)

Sagi Niri
Chief Financial Officer
sniri@nexxen.com
82 Yigal Alon Street
Tel Aviv, 6789124, Israel
+972-3-545-3900
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares	NEXN	The Nasdaq Stock Market LLC (Global Market)
Ordinary shares, par value NIS 0.01 per share*

* Not for trading, but only in connection with the listing of the American Depositary Shares, each American Depositary Share representing 2 ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 146,162,009 ordinary shares, par value NIS 0.01 per share (excluding Treasury Shares) and including 34,497,432 ordinary shares in the form of American Depositary Shares) (as of December 31, 2023)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

NEXXEN INTERNATIONAL LTD.
Form 20-F
For the Fiscal Year Ended December 31, 2023

TABLE OF CONTENTS

INTRODUCTION AND USE OF CERTAIN TERMS	1
PRESENTATION OF FINANCIAL AND OTHER INFORMATION	1
TRADEMARKS	2
MARKET INFORMATION	2
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY	2
PART I	5
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3. KEY INFORMATION	5
3.A. [RESERVED]	5
3.B. CAPITALIZATION AND INDEBTEDNESS	5
3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS	5
3.D. RISK FACTORS	5
ITEM 4. INFORMATION ON THE COMPANY	32
4.A. HISTORY AND DEVELOPMENT OF THE COMPANY	32
4.B. BUSINESS OVERVIEW	32
4.C. ORGANIZATIONAL STRUCTURE	44
4.D. PROPERTY, PLANTS AND EQUIPMENT	44
ITEM 4A. UNRESOLVED STAFF COMMENTS	44
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	44
5.A. OPERATING RESULTS	45
5.B. LIQUIDITY AND CAPITAL RESOURCES	56
5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	57
5.D. TREND INFORMATION	58
5.E. CRITICAL ACCOUNTING ESTIMATES	58
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	59
6.A. DIRECTORS AND SENIOR MANAGEMENT	59
6.B. COMPENSATION	61
6.C. BOARD PRACTICES	63
6.D. EMPLOYEES	72
6.E. SHARE OWNERSHIP	72
6.F. DISCLOSURE OF REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION	72
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	72
7.A. MAJOR SHAREHOLDERS	72
7.B. RELATED PARTY TRANSACTIONS	74
7.C. INTERESTS OF EXPERTS AND COUNSEL	75
ITEM 8. FINANCIAL INFORMATION	75
8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	75
8.B. SIGNIFICANT CHANGES	76

i

ITEM 9. THE OFFER AND LISTING	76
9.A. OFFER AND LISTING DETAILS	76
9.B. PLAN OF DISTRIBUTION	76
9.C. MARKETS	76
9.D. SELLING SHAREHOLDERS	76
9.E. DILUTION	76
9.F. EXPENSES OF THE ISSUE	76
ITEM 10. ADDITIONAL INFORMATION	76
10.A. SHARE CAPITAL	76
10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION	76
10.C. MATERIAL CONTRACTS	77
10.D. EXCHANGE CONTROLS	77
10.E. TAXATION	77
10.F. DIVIDENDS AND PAYING AGENTS	83
10.G. STATEMENT BY EXPERTS	84
10.H. DOCUMENTS ON DISPLAY	84
10.I. SUBSIDIARY INFORMATION	84
10.J. ANNUAL REPORT TO SECURITY HOLDERS	84
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	84
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	85
12.A. DEBT SECURITIES	85
12.B. WARRANTS AND RIGHTS	85
12.C. OTHER SECURITIES	85
12.D. AMERICAN DEPOSITARY SHARES	85
PART II	87
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	87
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	87
ITEM 15. CONTROLS AND PROCEDURES	87
ITEM 16. [RESERVED]	87
ITEM 16A. AUDIT COMMITTEE AND FINANCIAL EXPERT	87
ITEM 16B. CODE OF ETHICS	88
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	88
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.	88
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.	88
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	89
ITEM 16G. CORPORATE GOVERNANCE	89
ITEM 16H. MINE SAFETY DISCLOSURE	90
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	90
ITEM 16J. INSIDER TRADING POLICIES	90
ITEM 16K. CYBERSECURITY	90
PART III	92
ITEM 17. FINANCIAL STATEMENTS	92
ITEM 18. FINANCIAL STATEMENTS	92
ITEM 19. EXHIBITS	92
SIGNATURES	94

ii

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this annual report on Form 20-F (this “Form 20-F” or “Annual Report”) using a number of conventions, which you should consider when reading the information contained herein. In this Form 20-F, except where the context otherwise requires or where otherwise indicated, references to “Nexxen,” the “Company,” “we,” “us,” “our,” “our company,” “our business” and similar references refer to Nexxen International Ltd., together with its consolidated subsidiaries as a consolidated entity.

Nexxen is a collection of brands uniting creativity, data and technology across the open internet. Our end-to-end, video-first platform facilitates and optimizes engaging advertising campaigns for brands, media groups and content creators worldwide—enabling powerful partnerships and delivering meaningful results. Our omni-channel capabilities deliver global advertising campaigns across all formats and channels, with an expertise in video format ads on all devices (“Video”) and Connected TV (“CTV”).

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

This Annual Report includes the audited consolidated financial statements of the Company as of and for the years ended December 31, 2023, 2022 and 2021 prepared in accordance with IFRS. The audited consolidated financial statements of the Company for the year ended December 31, 2023 are not directly comparable with the audited consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2021. This is due to the integration of acquisitions over the course of 2023, 2022 and 2021 and the development of the Company’s platform over that time. The Company’s audited consolidated financial statements of the Company as of and for the year ended December 31, 2022 include contributions from Nexxen Inc. (f/ka Amobee Inc.), Amobee Asia Pte. Ltd. and Amobee ANZ Pty Ltd. (together with their subsidiaries, collectively “Amobee”) for the September 12, 2022 through December 31, 2022 period, following the close of the acquisition of Amobee on September 12, 2022. While we acquired SpearAd GmbH (“SpearAd”) on October 19, 2021, SpearAd’s revenues following the acquisition through the end of 2021 were immaterial to the Company, and therefore we consider all revenue growth from 2021 to be organic until the acquisition of Amobee.

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

•
Adjusted EBITDA is defined as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operations, foreign currency translation for subsidiary sold reclassified to profit and loss, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring, acquisition and IPO-related costs and other income, net.

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

•	Net cash is defined as cash and cash equivalents minus long term debt.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

This Annual Report contains certain estimates and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, the provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act of 1934 (the “Exchange Act”). Forward-looking statements include financial projections, statements of plans and objectives for future operations, statements of future economic performance, and statements of assumptions relating thereto, including, but not limited to statements regarding: market opportunity; forecasts; market growth and growth strategy; capital deployment strategy; demand; dependence on third parties such as advertisers, publishers and third-party data providers; our technology investment decisions; industry conditions; changes in technology and regulation and the impact thereof; plans with respect to our intellectual property rights; our competition; global and local economic and geopolitical forces and unrest, including the war and hostilities involving Israel, Hamas, and Hezbollah and the Ukraine/Russia war; seasonality; dependence on our sales and support team; our positioning and strategy; digital advertising trends overall; our solutions and platform; customers; our dividend policy and our buyback program; working capital and the sufficiency thereof; financial metrics such as revenue, costs and expenses, including capital expenditures; legal proceedings and tax. Forward-looking statements may appear throughout this report, including without limitation, in Item 3. “Key Information 3.D. Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects 5.A. Operating Results.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other risks, assumptions and factors that could cause our actual results or conditions to differ materially from our forward-looking statements include, among others, the items in the following list, which also summarizes some of our most principal risks:

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

•	our failure to meet content and inventory standards and provide services that our advertisers and publishers trust could harm our brand and reputation;

•	we must grow rapidly to become a market leader and to accomplish our strategic objective;

•	the market for programmatic buying for advertising campaigns is evolving;

•
if we fail to detect or prevent fraud on our platform, or malware intrusion into the systems or devices of our publishers and their consumers, publishers could lose confidence in our platform and we could face legal claims and other liability;

•	the rejection of digital advertising by consumers through opt-in, opt-out or ad-blocking technologies or other means;

•	our ability to scale our platform infrastructure to support anticipated growth and transaction volume;

•	disruptions to service from our third-party data center hosting facilities and cloud computing and hosting providers could impair the delivery of our services;

•	potential liability and harm to our business based on the human factor of inputting information into our platform;

•	any failure to protect our intellectual property rights;

•	if non-proprietary technology, software, products and services that we use are unavailable, have future terms we cannot agree to or do not perform as we expect;

•	the overall demand for advertising and reductions in marketing spend;

•	the macroeconomic headwinds including rising inflation, rising interest rates and global supply chain constraints;

•	any adverse effects on our business and operations caused by health epidemics, pandemics and other outbreaks of infectious disease, such as the global pandemic caused by COVID-19;

•	any decrease in the use of the advertising or publishing channels that we primarily depend on, or failure to expand into emerging channels;

•	if CTV develops in ways that prevent advertisements from being delivered to consumers;

•	the competitive nature of the market in which we participate;

•	seasonal fluctuations in advertising activity;

•	the effective growth and training of our sales and support teams;

•	we are a party to a credit agreement which contains a number of covenants that may restrict our current and future operations and could adversely affect our ability to execute business needs;

•	the war and hostilities between Israel and Hamas and between Israel and Hezbollah and other risks relating to our employees or our location in Israel;

•	legal and regulatory constraints; and

•	risks relating to legal or regulatory issues; and other risks associated with our financial profile and our American Depositary Shares (“ADSs”).

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

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

Our success and sustainability are dependent on regularly adding new advertisers and publishers and increasing their usage of our platform. Our contracts and relationships with advertisers and publishers generally do not include long-term or exclusive obligations requiring them to use, maintain use or increase use of our platform. Advertisers and publishers typically have relationships with numerous providers and can use both our platform and those of our competitors without incurring significant costs or disruption. They may also choose to decrease their overall advertising spend for any reason, including if they do not believe they are receiving a sufficient return. Accordingly, we must continually work to add new advertisers and publishers to our customer base, retain our existing advertisers and publishers, increase their usage of our platform and capture a larger share of their advertising spend.

We may not be successful at educating and training advertisers and publishers, especially new ones, on how to use our platform for them to most benefit from our technology and increase their usage. If these efforts are unsuccessful or advertisers or publishers decide not to maintain or increase their usage of our platform for any other reason, or if we fail to attract new advertisers or publishers, our revenue could fail to grow or may decline, which would materially and adversely harm our business, operating results and financial condition.

Our business depends on our ability to maintain and expand access to advertising spend, including spend from a limited number of DSPs, agencies, and advertisers.

Our business depends on our ability to maintain and expand our access to advertising spend from advertisers through DSPs, as well as agencies and direct advertisers (that execute their purchases through DSPs), seeking to purchase impressions from our publishers. A limited number of large advertising customers may account for a significant portion of our revenue.

For the year ended December 31, 2023, no individual buyer accounted for more than 10% of the revenue. For the year ended December 31, 2022, one buyer represented 10.7% of the revenue. For the year ended December 31, 2021, one buyer represented 13.6% of the revenue. As of December 31, 2023, two buyers accounted for 16.2% and 16.5% of trade receivables. As of December 31, 2022, two buyers accounted for 15.7% and 14.1% of trade receivables, while as of December 31, 2021, two buyers accounted for 17.1% and 16.9% of trade receivables. As of December 31, 2023, no individual vendor accounted for more than 10% of trade payables. As of December 31, 2022, one vendor accounted for 12.7% of trade payables, and as of December 31, 2021, no individual vendor accounted for more than 10% of trade payables.

Our master service agreements with most DSPs and other customers automatically renew each year for successive one-year terms. However, either party may generally terminate for convenience upon providing 30-day prior written notice. We expect to depend upon these few DSPs and advertising customers for a large percentage of impressions purchased for the foreseeable future. Any disruptions in our relationships with DSPs, agencies or advertisers could harm our business, results of operations and financial condition. To support our continued growth, we will seek to expand upon current levels of utilization with these DSPs, agencies, and advertisers.

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

We face intense competition in the marketplace and are confronted by rapidly changing technology, evolving industry standards, consumer preferences, regulatory changes and the frequent introduction of new solutions by our competitors to which we must adapt and address. We need to continuously update our platform and the technology in which we invest and develop, including our machine learning and other proprietary algorithms, to attract publishers and advertisers and stay ahead of changes in technology, evolving industry standards and regulatory requirements. Our platform is complex and new solutions can require a significant investment of time and resources to develop, test, introduce, enhance, and maintain. These activities can take longer than we expect and we may not make the right decisions regarding our pursuit of these investments. New formats and channels, such as mobile header bidding and CTV, present unique challenges and our success in new formats and channels depends upon our ability to integrate them with our platform. If our mobile and video solutions or our CTV solutions are not widely adopted by advertisers and publishers, we may not retain advertisers and publishers. In addition, new demands from advertisers or publishers, superior offerings by competitors, changes in technology, or new industry standards or regulatory requirements could render our platform or our existing solutions less effective and require us to make unanticipated changes to our platform or business model. Furthermore, our focus on our end-to-end platform may decrease our responsiveness and agility to respond to changes or innovations specific to either our DSP or SSP solutions. Our failure to adapt to a rapidly changing market, anticipate changing demand, or attract and retain advertisers or publishers would cause our revenue or revenue growth rate to decline and adversely affect our business, results of operations and financial condition.

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

Our business depends on our ability to collect, use and disclose certain data, including CTV data, to deliver advertisements. Any limitation imposed on our collection, use or disclosure of this data could significantly diminish the value of our platform and cause us to lose publishers, advertisers and revenue. Consumer tools, regulatory restrictions, and technological limitations all threaten our ability to use and disclose data.

As we process transactions through our platform, we collect large amounts of data about advertisements and where they are placed, such as consumer, advertiser and publisher preferences for media and advertising content. We also collect automatic content recognition (“ACR”) data and data on ad specifications such as ad placement, size and format, ad pricing and auction activity such as price floors, bid response behavior and clearing prices. Further, we collect certain data from consumers that, while not identifying the individual, does include browser, device location and characteristics, online browsing behavior, exposure to and interaction with advertisements, and inferential data about purchase intentions and preferences. We collect this data through various means, including from our own systems, pixels that publishers allow us to place on their websites to track consumer visits, software development kits installed in mobile applications and smart TVs, cookies and other tracking technologies. Our publishers, advertisers and data providers may also choose to provide us with their proprietary data about consumers.

We aggregate this data and analyze to enhance our services, including the pricing, placement and delivery of advertisements. As part of our real-time analytics service offering, we also share the data, or analyses based on such data, with our publishers and advertisers. Our ability to collect, use and share data about advertising transactions and consumer behavior is critical to the value of our services. There are many technical challenges relating to our ability to collect, aggregate, use and store the data, and we cannot assure you that we will be able to do so effectively. Evolving regulatory standards, high profile investigations, and increased regulatory scrutiny of AdTech frameworks, cookies, and online consent mechanisms more broadly could place restrictions on the collection, aggregation, use and storage of information, which could result in a material increase in the cost of collecting or otherwise obtaining certain kinds of data and could limit the data we collect and the ways in which we may use or disclose information. There has been increased regulations and enforcement activity in the United States, United Kingdom and Europe involving the AdTech industry. For instance, a recent decision by the Belgium Data Protection Authority concerning the “Transparency and Consent Framework” (“TCF”) (a widely used mechanism to manage user preferences relating to targeted online advertising, developed by the Interactive Advertising Bureau (the “IAB”), an AdTech trade body), found that the TCF violates the General Data Protection Regulation 2016/679 (“GDPR”) and fined the IAB EUR 250,000. The IAB has submitted an action plan to bring the TCF into compliance with GDPR requirements and the Belgium Data Protection Authority has approved the remediation action plan. Because the TCF is the principal mechanism by which data subjects grant consent to AdTech providers, and because consent is in most cases generally considered to be necessarily for behavioral advertising to occur pursuant to the GDPR, these types of proceedings could impact the amount of information we (and others in the AdTech ecosystem) are able to collect and/or use on our platforms. Further, the application of similar consent standards to the CTV and mobile ecosystems continues to evolve and absent substantial adoption of the TCF or a similar cohesive standard for expression and storage of data subject preferences, the amount of information we can access and use for advertising through those channels may decrease. Similarly, consumers can, with increasing ease, implement practices or technologies that may limit our ability to collect and use data to deliver advertisements, or otherwise inhibit the effectiveness of our platform, including opt out capabilities offered by various mobile applications, CTV manufacturers and web browsers, as well as data deletion request mechanisms offered by us to consumers, following IDEA and GDPR protocols. Although our publishers and advertisers generally permit us to aggregate and use data from advertising placements, subject to certain restrictions, existing or future publishers or advertisers might decide to restrict our collection or use of their data or might determine that they cannot comply with legal requirements imposed on them in relation to the transfer or information or information rights to us. Any limitations could impair our ability to deliver effective solutions, which could adversely affect our business, results of operations and financial condition.

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

Our failure to meet content and inventory standards and provide services that our advertisers and publishers trust could harm our brand and reputation and negatively impact our business, operating results, and financial condition.

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

We must grow rapidly to become a market leader and to accomplish our strategic objectives. If we fail to grow, or fail to manage our growth effectively, the value of our company may decline.

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

The market for programmatic buying for advertising campaigns is evolving. If this market develops slower or differently than we expect, our business, operating results and financial condition could be adversely affected.

We derive revenue from programmatic advertising on our end-to-end platform. We expect that programmatic advertising will continue to be our primary source of revenue for the foreseeable future and that our revenue growth will largely depend on increasing our customers’ usage of our platform. While the market for programmatic advertising for desktop and mobile is relatively established, the market in other channels is still emerging, and our current and potential customers may not shift quickly enough to programmatic advertising from other buying methods, which would reduce our growth potential. If the market for programmatic advertising deteriorates or develops more slowly than we expect, it could reduce demand for our platform and our business, growth prospects and financial condition could be adversely affected.

If we fail to detect or prevent fraud on our platform, or malware intrusion into the systems or devices of our publishers and their consumers, publishers could lose confidence in our platform and we could face legal claims and other liability that could adversely affect our business, results of operations and financial condition.

We may be subject to fraudulent or malicious activities undertaken by persons seeking to use our platform for improper purposes. For example, someone may attempt to divert or artificially inflate advertiser purchases through our platform, or to disrupt or divert the operation of the systems and devices of our publishers, and their consumers in order to misappropriate information, generate fraudulent billings or stage cyberattacks, or for other illicit purposes. We use our proprietary technology and third-party services to, and we participate in industry co-ops that work to, detect malware and other content issues as well as click fraud (whether by humans or software known as “bots”) and to block fraudulent inventory. Preventing and combating fraud is an industry-wide issue that requires constant vigilance, as well as a balancing of cost effectiveness and risk, and we cannot guarantee that we will be successful in our efforts to combat fraud. We may provide access to inventory that is objectionable to our advertisers, or we may serve advertising that contains malware or objectionable content to our publishers, which could harm our and our advertisers’ and publishers’ reputation, causing them to scale-back or terminate their relationship with us, or otherwise negatively impact our business, operating results and financial condition.

If the use of digital advertising is rejected by consumers, through opt-in, opt-out or ad-blocking technologies or other means, it could have an adverse effect on our business, results of operations and financial condition.

Consumers can, with increasing ease, implement technologies that limit our ability to collect and use data to deliver advertisements, or otherwise limit the effectiveness of our platform. Cookies may be deleted or blocked by consumers. The most commonly used Internet browsers allow consumers to modify their browser settings to block first-party cookies (placed directly by the publisher or website owner that the consumer intends to interact with) or third-party cookies (placed by parties, like us, that have no direct relationship with the consumer), and some browsers block third-party cookies by default. For example, Apple Inc. (“Apple”) recently moved to “opt-in” privacy models, requiring consumers to voluntarily choose to receive targeted ads, which may reduce the value of inventory on its iOS mobile application platform. Many applications and other devices allow consumers to avoid receiving advertisements by paying for subscriptions or other downloads. Mobile devices using Android and iOS operating systems limit the ability of cookies to track consumers while they are using applications other than their web browser on the device. As a consequence, fewer of our cookies or publishers’ cookies may be set in browsers or be accessible in mobile devices, which could adversely affect our business.

Some consumers also download free or paid “ad-blocking” software on their computers or mobile devices, not only for privacy reasons but also to counteract the adverse effect advertisements can have on the consumer experience, including increased load times, data consumption and screen overcrowding. If more consumers adopt these measures, our business, results of operations and financial condition could be adversely affected. Ad-blocking technologies could have an adverse effect on our business, results of operations and financial condition if they reduce the volume or effectiveness and value of advertising. In addition, some adblocking technologies only block ads that are targeted through use of third-party data, while allowing ads based on first- party data (i.e., data owned by the publisher). These ad blockers could place us at a disadvantage because we rely heavily on third-party data, while some large competitors have troves of first-party data they use to direct advertising. Other technologies allow ads that are deemed “acceptable,” which could be defined in ways that place us or our publishers at a disadvantage, particularly if such technologies are controlled or influenced by our competitors. Even if ad blockers do not ultimately have an adverse effect on our business, investor concerns about ad blockers could cause our share price to decline.

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

A significant portion of our business relies upon hardware and services that are hosted, managed and controlled by third-party co-location providers for our data centers, and we are dependent on these third parties to provide continuous power, cooling, Internet connectivity and physical and technological security for our servers. In the event that these third-party providers experience any interruption in operations or cease business for any reason, or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to use other service providers or assume some hosting responsibilities ourselves which may come at a significant cost. Even a disruption as brief as a few minutes could have a negative impact on marketplace activities and could result in a loss of revenue. These facilities may be located in areas prone to natural disasters and may experience catastrophic events such as earthquakes, fires, floods, power loss, telecommunications failures, acts of war or terrorism, public health crises, such as the COVID-19 pandemic,  and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism, cyber-attacks and similar misconduct. Although we have made certain disaster recovery and business continuity arrangements, such events could cause damage to, or failure of, our systems generally, or those of the third-party cloud computing and hosting providers, which could result in disruptions to our service and adversely affect our business.

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

We are subject to cybersecurity risks to operational systems, security systems, infrastructure and personal data processed by us or third-party vendors or suppliers and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business.

We expect to continue to be exposed to actual and attempted cyber-attacks of our IT networks, such as through phishing scams and ransomware. For example, we are at risk for interruptions, outages and breaches of: operational systems, including business, financial, accounting, product development, data processing, and production processes, owned by us or our third-party vendors or suppliers; facility security systems, owned by us or our third-party vendors or suppliers; in-product technology owned by us or our third-party vendors or suppliers; the integrated software in our solutions; or personal data that we process or our third-party vendors or suppliers process on our behalf. Such cyber incidents could materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, drivers or others; jeopardize the security of our facilities; or affect the performance of in-product technology and the integrated software solutions. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. Although we maintain information technology measures designed to protect us against intellectual property theft, data breaches and other cyber incidents, such measures require constant updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or produce, sell, deliver and service our solutions, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that the systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated, and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

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

We regard the protection of our intellectual property, which includes trade secrets, copyrights, trademarks and domain names, as critical to our success. We rely on a combination of patent, trademark, copyright, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies and own more than 50 patents. We generally enter into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our intellectual property. Those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach. These contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our intellectual property or deter independent development of similar intellectual property by others. Breaches of the security of our solutions, databases or other resources could expose us to a risk of loss or unauthorized disclosure of information collected, stored or transmitted for or on behalf of advertisers or publishers, or of cookies, data stored in cookies, other user information or other proprietary or confidential information.

In addition, we register certain domain names, trademarks and service marks in the United States and in certain locations outside the United States. We also rely upon common law protection for certain marks. Any of our patents, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. We recently rebranded our Company’s various businesses under the name “nexxen” and associated nexxen logo, in order to further promote our unified service and product offerings and Company has invested resources in its rebranding. Our competitors and others could attempt to capitalize on our brand recognition by using domain names or business names similar to ours. Domain names and trademarks similar to ours have been registered in the United States and elsewhere. We may be unable to prevent third parties from acquiring or using domain names and other trademarks that infringe on, are similar to, or otherwise decrease the value of our brands, trademarks or service marks. Effective trade secrets, copyright, trademark, domain name and patent protection are expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We may be required to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. We may, over time, increase our investment in protecting our intellectual property through additional filings that could be expensive and time-consuming.

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

Our revenue and results of operations are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns, inflation, supply constraints, geopolitical issues, and pandemics, can make it difficult to predict our revenue and could adversely affect our business, results of operations and financial condition.

Our business depends on the overall demand for advertising and on the economic health of our current and prospective advertisers. Recently, the economic health of advertisers has been impacted by macroeconomic headwinds including rising inflation, rising interest rates and global supply chain constraints. Our business has been and may be impacted in the future by several factors including international hostilities (such as the war and hostilities involving Israel, Hamas and Hezbollah, and the Russia-Ukraine war), inflation, pandemics and the resulting economic uncertainty in the United States and global economy. Many advertisers also suffered and continue to do so as a result of economic downturn, global supply chain constraints which materially impacted certain verticals. Many marketing budgets decreased their advertising spending as a response to the economic uncertainty and decline in business activity due to macroeconomic conditions which have, and may continue to have, a negative impact on our revenue and results of operations. Various macroeconomic factors could cause advertisers to reduce their advertising budgets, and may include the following:

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

With operations in 193 countries and territories around the world, we are subject to numerous risks outside of our control, including risks arising from political unrest and other political events, including the war and hostilities involving Israel, Hamas and Hezbollah, the invasion of Ukraine by Russia, the terrorist groups in Yemen, which are threatening to limit the movement of marine shipments through the Red Sea, and increasing tensions between China and Taiwan, regional and international hostilities and international responses to these hostilities, strikes and other worker unrest, natural disasters, the impact of global climate change, acts of war, terrorism, international conflict, severe weather conditions, pandemics and other global health emergencies, disruptions of infrastructure and utilities, cyberattacks, and other events beyond our control. Although it is not possible to predict such events or their consequences, these events could materially adversely affect our reputation, business and financial results.

 Our business and operations have been, and may in the future be, adversely affected by health epidemics, pandemics and other outbreaks of infectious disease, such as the global pandemic caused by COVID-19.

Our business and operations have been and could in the future be adversely affected by health epidemics, pandemics and other outbreaks of infectious disease, such as the global COVID-19 pandemic. The COVID-19 pandemic and efforts to control its spread curtailed the movement of people, goods and services worldwide, and significantly impacted economic activity and financial markets. The spread of an infectious disease may also result in regional quarantines, labor shortages or stoppages, changes in consumer purchasing patterns, disruptions to service providers’ ability to deliver data on a timely basis, or at all, and overall economic instability.

A recession, depression, excessive inflation or other sustained adverse market events resulting from health epidemics, pandemics and other outbreaks of infectious disease could materially and adversely affect our business and that of our customers or potential customers. Typically, we are contractually required to pay advertising inventory and data suppliers within a negotiated period of time, regardless of whether our customers pay us on time, or at all, and we may not be able to renegotiate better terms. As a result, our financial condition and results of operations may be adversely impacted if the business or financial condition of advertisers and marketers is negatively affected by an infectious disease. Our business depends on the overall demand for advertising and on the economic health of advertisers and publishers that benefit from our platform. As we experienced with the COVID-19 pandemic, economic downturns or unstable market conditions may cause advertisers to decrease their advertising budgets, and/or pause their advertising spending, which could reduce usage of our platform and adversely affect our business, operating results and financial condition.

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

We operate in a highly competitive and rapidly changing industry. We expect competition to persist and intensify in the future, which could harm our ability to increase revenue and our market share and maintain profitability. New technologies and methods of buying advertising present a dynamic competitive challenge, as market participants develop and offer new products and services, such as analytics, automated media buying and exchanges, aimed at capturing advertising spend or disrupting the digital marketing landscape. Further, our competitors have begun and will continue to offer similar products or services to those we currently offer, including our end-to-end platform, and our ability to compete effectively could be significantly compromised.

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

We serve advertisements in more than 193 countries and maintain offices in North America, Europe, Asia and Australia. Our expansive global footprint subjects us to a variety of risks and burdens, including:

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

Our success depends largely upon the continued services of our executive officers and other key employees. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. While we have some required notice periods with a limited number of executives, we do not, generally, have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time subject only to the notice periods prescribed by their respective executive agreements. The loss of one or more of our executive officers or key employees could harm our business.

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

Volatility or lack of appreciation in the price of our ADSs may also affect our ability to attract and retain our key employees. Many of our senior personnel and other key employees have become, or will soon become, vested in a substantial amount of options, restricted share units (“RSUs”) and performance share units (“PSUs”). Employees may be more likely to leave us if the shares they own or the shares underlying their vested options, RSUs or PSUs have significantly decreased in value relative to the original purchase price of the shares or the exercise price of the options.

The impact of political, economic and military conditions in Israel, including the ongoing Israel-Hamas war and other conditions in Israel, and surrounding regions, could materially and adversely affect our business.

We are incorporated under Israeli law and our principal executive offices are located in Israel. Many of our employees, including certain management members, operate from our offices located in Tel Aviv, Israel. In addition, several of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations.

In recent years, Israel has been engaged in sporadic armed conflicts with Hamas and Hezbollah and with Iranian-backed military forces in Syria. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas, and a military campaign against Hamas commenced in parallel to continued rocket and terror attacks by Hamas. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. The intensity and duration of Israel’s current war and attacks against Hamas and Hezbollah is difficult to predict, as are such war’s economic implications on our business and operations and on Israel's economy in general.

In addition, Israel faces threats from more distant neighbors, in particular, Iran which has threatened to attack Israel, may be developing nuclear weapons and has targeted cyber-attacks against Israeli entities, and terrorist groups in Yemen, which are threatening to limit the movement of marine shipments to Israel through the Red Sea. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism; however, we do maintain cyber insurance, which does cover, to a certain extent, losses associated with events considered as cyber terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region could negatively affect our business conditions and harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition, or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, or in some cases extended periods of, annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. Since the war with Hamas began in October 2023, the Israel Defense Force (IDF) has called up more than 350,000 of its reserve forces to serve. Seven of our management employees and 21, which are approximately 11% of our non-management employees in Israel are currently subject to military service in the IDF and have been called to serve. In addition, the family members of many of our Israeli team members are currently serving in the IDF. It is possible that there will be additional military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

Furthermore, earlier in 2023, the Israeli government was pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within, and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest, or conduct business, in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations, and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Moody's Investors Service (“Moody's”) has recently downgraded the Government of Israel's foreign-currency and local-currency issuer ratings to A2 from A1. Moody's has also downgraded Israel's foreign-currency and local-currency senior unsecured ratings to A2 from A1 and the foreign-currency senior unsecured shelf and senior unsecured MTN program ratings to (P)A2 from (P)A1. The main driver for the downgrade of Israel's rating to A2 is Moody's assessment that the ongoing military conflict with Hamas, its aftermath and wider consequences materially raise political risk for Israel as well as weaken its executive and legislative institutions and its fiscal strength, for the foreseeable future.

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

Provisions of Israeli law and our amended and restated articles of association may delay, prevent, or make undesirable an acquisition of all or a significant portion of our ADSs or assets.

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

Our amended and restated articles of association provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions, and accordingly, both state and federal courts have jurisdiction to entertain such claims. While the federal forum provision in our amended and restated articles of association does not restrict the ability of our shareholders to bring claims under the Securities Act, we recognize that it may limit shareholders’ ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs, which may discourage the filing of claims under the Securities Act against the Company, its directors and officers. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find the choice of forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder may have the effect of discouraging lawsuits against our directors and officers.

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

Our business has evolved over time, including through several successful acquisitions such as our acquisitions of RhythmOne plc (“RhythmOne”) in 2019, Unruly Holdings Limited and Unruly Media, Inc. (collectively, “Unruly”) in 2020, SpearAd in 2021 and Amobee in 2022, such that our operating history makes it difficult to evaluate our current business and future prospects. As a result of such acquisitions, our financial results across different periods may not be directly comparable. We expect to face challenges, risks and difficulties frequently experienced by growing companies in rapidly developing industries, including those relating to:

•	recruiting, integrating and retaining qualified and motivated employees, particularly engineers

•	developing, maintaining and expanding relationships with publishers, agencies and advertisers;

•	innovating and developing new solutions that are adopted by and meet the needs of publishers, agencies and advertisers;

•	competing against companies with a larger customer base or greater financial or technical resources;

•	global economic disruption and technological changes;

•	further expanding our global footprint;

•	managing expenses as we invest in our infrastructure and platform technology to scale our business and operate as a U.S. listed public company; and

•	responding to evolving industry standards and government regulations that impact our business, particularly in the areas of data protection and consumer privacy.

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

This payment process will increasingly consume working capital if we continue to be successful in growing our business. In addition, like many companies in our industry, we often experience slow payment by advertising agencies. In this regard, we had average days sales outstanding (“DSO”) of 99 days and average days payable outstanding (“DPO”) of 97 days for the year ended December 31, 2023. We compute our average DSO as of a given month end based on a weighted average of outstanding accounts receivable. Specifically, the DSO is calculated by dividing the average accounts receivable during a given period by the total value of billing revenue during the same period, and then multiplying the result by the number of days in the period being measured. We compute our DPO as of a given month end by dividing our trade payables (including accrued liabilities) by the average daily cost of media, data, other direct costs and certain operating expenses. Historically, our DSOs have fluctuated. If our DSOs increase significantly, and we are unable to borrow against these receivables on commercially acceptable terms, our working capital availability could be reduced, and as a consequence our results of operations and financial condition would be adversely impacted. We cannot assure you that as we continue to grow, our business will generate sufficient cash flow from operations to fund our working capital needs. If our cash flows are insufficient to fund our working capital requirements, we may not be able to grow at the rate we currently expect or at all.

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

•	ineffectiveness or incompatibility of acquired technologies or solutions;

•	potential loss of key employees of the acquired business;

•	inability to maintain key business relationships and reputation of the acquired business;

•	diversion of management attention from other business concerns;

•	litigation arising from the acquisition or the activities of the acquired business, including claims from excluded assets, terminated employees, customers, former shareholders or other third parties;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights, or increase our risk of liability;

•	complications in the integration of acquired businesses or diminished prospects;

•	failure to generate the expected financial results and synergies related to an acquisition on a timely manner or at all;

•	failure to accurately forecast the impact of an acquisition transaction; and

•	implementation or remediation of effective controls, procedures and policies for acquired businesses.

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

In September 2022, in connection with the consummation of the Amobee acquisition, Nexxen Group US Holdings Inc (f/k/a Unruly Group US Holding Inc) entered into a senior secured term loan and a senior secured revolving credit facility with letter of credit sub-facility (collectively, the “Loan”), which contains a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, incur indebtedness, create liens, make investments, merge with other companies, dispose of our assets, prepay other indebtedness and make dividends and other distributions. The terms of our Loan may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute business strategies in the means or manner desired. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy, invest in our growth strategy and compete against companies who are not subject to such restrictions. The Loans require compliance with various financial and non-financial covenants, including affirmative and negative covenants. The financial covenants require that the total net leverage ratio not exceed 3x and the interest coverage ratio not be less than 4x, in each case measured as of the end of each fiscal quarter. We may not be able to generate sufficient cash flow or sales to meet the financial covenant or pay the principal or interest under the Loan. See Note 11 of our audited consolidated financial statements for additional information.

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

The CCPA and CPRA have encouraged “copycat” laws and in other states across the country, such as in Colorado, Connecticut, Utah, and Virginia. In addition, new privacy laws and regulations and developing in most states. This legislative and regulatory activity will add additional complexity, variation in requirements, restrictions, and potential legal risk, require additional investment in resources to compliance programs and could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

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

Because we do not have direct relationships with consumers, we rely on publishers, buyers, and data providers, as applicable, to obtain the consent of the consumer on our behalf to process their personal data and deliver interest-based advertisements, and to implement any notice or choice mechanisms required under applicable laws, but if publishers, buyers, or data providers do not follow this process (and in any event as the legal requirements in this area continue to evolve and develop), we could be subject to fines and liability. We may not have adequate insurance or contractual indemnity arrangements to protect us against any such claims and losses.

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

Further, operating in the advertising industry involves numerous commercial relationships, uncertain intellectual property rights and other aspects that create heightened risks of disputes, claims, lawsuits and investigations. In particular, we may face claims related to intellectual property matters, commercial disputes and sales and marketing practices. For example, on May 18, 2021, we filed a complaint against Alphonso, Inc. (“Alphonso”) asserting claims for breach of contract, tortious interference with business relations, intentional interference with contractual relations, unjust enrichment, and conversion in connection with Alphonso’s breach of certain contracts with us and related misconduct. The Court enjoined Alphonso from using the Company’s confidential information but did not grant relief on our other claims. In March 2023, Alphonso remitted USD 11.3 million to the Company, comprising USD 7.25 million related to a secured advance repayment under the Security Agreement and USD 4.1 million related to additional interest, penalties and fees including reimbursement of certain legal fees. On February 23, 2024, the Company entered into a settlement and release agreement which will result in the dismissal of the Alphonso Lawsuit.

On June 21, 2022, Alphonso filed a complaint against the Company in the United States District Court for the Northern District of California, asserting claims for misappropriation of trade secrets under federal and state law. On October 11, 2023, Alphonso dismissed its claims in the lawsuit with prejudice. On October 25, 2023, the Company filed a bill of costs to recover allowable legal costs from Alphonso. The Company’s request for tax costs is pending with the Court.

See Item 8.A. “Combined Statements and Other Financial Information Legal Proceedings” for further information. Any commercial dispute, claim, counterclaim, lawsuit or investigation, including our commercial dispute with Alphonso, has and may divert our management’s attention away from our business, we have and may continue to incur significant expenses in addressing or defending any commercial dispute, claim, counterclaim or lawsuit or responding to any investigation, and we may be required to pay damage awards or settlements.

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

Technology stocks have historically experienced high level of price and volume fluctuation. The market prices of our ADSs and ordinary shares and volume trading have fluctuated substantially and may continue to do so as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our direct or indirect competition of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	the impact of global pandemics on our management, employees, partners, merchants and operating results;

•	changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business;

•	changes in our pricing model;

•	our involvement in litigation or regulatory actions;

•	our sale of ADSs or other securities in the future;

•	our buyback program for our ordinary shares or the implementation of a buyback program for our ADSs;

•	market conditions in our industry;

•	changes in key personnel;

•	the dual listing and the trading of our ordinary shares on AIM (as defined herein);

•	the trading volume of our ADSs;

•	publication of research reports or news stories about us, our competition or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic, geopolitical and market conditions.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, more than fifty percent (50%) of our assets are located in the United States, or our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

As of February 28, 2024, 141,793,187 ordinary shares were outstanding, including 31,202,562 ordinary shares in the form of American Depositary Shares.  Sales by us or our shareholders of a substantial number of ADSs or ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ADSs to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

We cannot guarantee that we will repurchase any of our ordinary shares pursuant to our announced repurchase plan or that our repurchase plan will enhance long-term shareholder value.

In September 2022, our board of directors authorized a share repurchase program, authorizing the repurchase of up to $20.0 million of ordinary shares on AIM. The repurchase plan commenced on October 1, 2022, and was completed on March 22, 2023. From January 1, 2023 through March 22, 2023, we repurchased under such plan a total of 2,505,851 ordinary shares at an average price of 288.91 pence (or $3.49), for a total investment of approximately £7.3 million, or $8.7 million, including fees.

On December 18, 2023, the Company received approval from the Israeli court to repurchase an additional $20.0 million of ordinary shares on AIM. The new repurchase plan commenced on December 20, 2023, and will continue until the earlier of (i) June 18, 2024 and (ii) the date the program is completed. The program may be suspended, modified, or discontinued at any time at the Company’s discretion, subject to applicable law. From December 20, 2023 through December 31, 2023, the Company repurchased under such plan 221,506 ordinary shares at an average price of 201.01 pence (or $2.55), for a total investment of approximately £0.4 million, or $0.6 million, including fees. All share repurchases are made in accordance with all applicable securities laws and regulations.

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

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. In addition, the Companies Law, imposes restrictions on our ability to declare and pay dividends. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See Item 10.E. “Taxation” for additional information. As a result, capital appreciation, if any, on our ADSs may be your sole source of gains, and you will suffer a loss on your investment if you are unable to sell your ADSs at or above the price at which you purchased the ADSs. See Item 8.A. “Consolidated Statements and Other Financial Information—Dividend Policy.”

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

The four largest beneficial owners of our ordinary shares, entities and individuals affiliated with Mithaq Capital SPC, Toscafund Asset Management LLP, Schroder Investment Management and News Corporation, each of which beneficially owns more than 5% of our outstanding ordinary shares as of February 28, 2024 and in the aggregate 58.3% of our ordinary shares. As a result, these shareholders could exercise significant influence over our operations and business strategy and, acting together, would have sufficient voting power to influence the outcome of matters requiring shareholder approval. These matters may include:

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

General Corporate Information

We were incorporated as Marimedia Ltd. in 2007 in Israel under the Companies Law. We changed our name to Taptica International Ltd. in September 2015, then to Tremor International Ltd. in June 2019, and to Nexxen International Ltd., in January 2024. Our principal executive offices are located at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel. Our website address is www.nexxen.com, and our telephone number is +972-3-545-3900. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes.

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

Puglisi & Associates, which currently maintains an office at 850 Library Ave, Suite 204, Newark, DE 19711, United States of America, is our agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the Borough of Manhattan in the City of New York.

For information on our capital expenditures, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures”.

4.B. BUSINESS OVERVIEW

Our Mission

Our mission is to bring together an end-to-end platform to enable powerful partnerships and deliver results across the advertising ecosystem.

Overview

Nexxen is a flexible unified platform that helps empower durable growth across the media supply chain. Our end-to-end, video-first platform facilitates and optimizes engaging advertising campaigns for brands, media groups and content creators worldwide—enabling powerful partnerships and delivering meaningful results. A leader in CTV, data, and Video, Nexxen’s footprint is expanding across some of the industry’s fastest-growing activities, driven by a global team of seasoned technologists and digital natives.

We believe there is a significant market opportunity within the approximately $611 billion global digital advertising market that is expected to grow at a CAGR of approximately 11% through 2027, according to eMarketer. Publishers rely on advertising to support their businesses and brands, and advertisers use digital mediums to capture uniquely targeted and viewable impressions. We believe the digital advertising market remains fragmented and that our full-service end-to-end platform and vast expertise within Video and CTV puts us in a strong position to continue to increase our market share from traditional ad sales channels.

We believe that we are positioned to benefit from several trends in the evolving advertising ecosystem, including the proliferation of digital media consumption, adoption of programmatic advertising, a growing focus on premium formats such as Video and CTV, linear advertising budgets shifting towards, and converging with digital advertising budgets, an increased reliance on data and planning tools by advertisers, and the increasing sophistication of the overall digital landscape. We address the broad and evolving digital advertising market through our three core offerings, including a proprietary DSP solution that advertisers leverage to manage digital advertising campaigns, a proprietary SSP solution that publishers leverage to optimally monetize digital inventory and a proprietary data management platform (“DMP”) solution which is integrated with both our DSP and SSP solutions. Our versatile DMP solution benefits from vast amounts of data and provides optimal campaign recommendations for audience sets by employing advanced machine learning algorithms. The contextualization of the data synthesized by our DMP solution provides advertisers with a comprehensive, personalized view of audiences, enabling more effective targeting across formats and devices and optimizes the monetization of publisher inventory. By combining these three proprietary solutions as well as integrations with industry-leading partners, we provide an end-to-end platform that is dynamic and flexible to our customers’ needs, which enables us to address more digital ad spend.

Our customers are comprised of both ad buyers, including brands and agencies, and digital publishers. Our platform includes a diversified customer base of 1,008 active customers and 1,636 active publishers as of December 31, 2023, and serves advertisements in 193 countries. We generate revenue through platform fees that are tailored to fit the customer’s specific utilization of our solutions and include (i) a percentage of spend, (ii) flat fees and (iii) fixed CPM.

For the last several years, the advertising environment has been impacted by not only direct effects related to the COVID-19 pandemic, but also residual effects related to efforts to combat the pandemic and its effects on the global economy. At the onset of the pandemic in 2020, uncertainty drove advertisers to immediately delay or cancel spending, with verticals such as travel, retail, hospitality, and automotive being disproportionately impacted by shelter-in-place orders, travel restrictions, and order fulfillment issues related to global supply chain constraints. While conditions related to the initial onset of the pandemic have largely abated, efforts to combat economic challenges associated with the pandemic led to other difficult conditions for advertisers and the broader economy including rising inflation and rising interest rates. These more recent issues drove continued uncertainty for advertisers in 2023 (alongside challenges associated with geopolitical hostilities) which led to reduced budgets, a reduced willingness to spend and in some cases delayed or cancelled campaigns. The Company expects this uncertainty to continue into 2024 and potentially beyond.

As a result, our Video revenue and CTV revenue fell to $207.5 million and $85.5 million, respectively, in the year ended December 31, 2023 from $243.3 million and $97.2 million, respectively, in the year ended December 31, 2022. Video revenue was impacted by challenging macroeconomic conditions experienced across several industries, including rising interest rates, global supply chain constraints, rising inflation, geopolitical hostilities (including those between Israel and Hamas and Israel and Hezbollah), and recession concerns, which pressured the advertising demand environment.

Our total comprehensive income (loss) for the year ended December 31, 2023, decreased by $34.4 million from the equivalent figure for the year ended December 31, 2022, and represented a 211.6% year-over-year decrease as compared to our total comprehensive income for the year ended December 31, 2022. We generated a $18.1 million total comprehensive loss and $16.2 million in total comprehensive income for the years ended December 31, 2023 and 2022, respectively. Our Adjusted EBITDA for the year ended December 31, 2023, decreased by $61.7 million from the comparable figure for the year ended December 31, 2022 and represented a 42.6% year-over-year decrease. We generated $83.2 million and $144.9 million of Adjusted EBITDA for the years ended December 31, 2023 and 2022, respectively. Further, we had a net cash position of $134.3 million as of December 31, 2023, which consisted of cash and cash equivalents of $234.3 million, offset by $100.0 million in principal long-term debt.

Our Industry

We operate in the digital advertising industry, which is a core pillar of monetizing digital properties accessible by the Internet. We specialize in digital video advertising, which collectively comprised 62% of our revenue for the year ended December 31, 2023, across mobile video, desktop video and CTV.

We believe the key industry trends shaping the digital advertising market include continued growth of digital media consumption, the shift to programmatic advertising, data-driven decision making, consumer privacy and regulatory concerns, and seasonality.

Continued Growth of Digital Media Consumption

Audiences continue to spend an increasing amount of time online for social, business, and purchasing needs. We believe that the COVID-19 pandemic and the subsequent work-from-home and shelter-in-place orders accelerated the adoption of numerous traditionally offline activities to be conducted online, including telehealth, fitness classes, food delivery, and e-commerce. As consumers continue to spend more time online for everyday activities, we believe that brands and advertisers will increasingly allocate ad budgets to where the audiences are. According to eMarketer, in the United States, approximately a third of the day is expected to be spent on digital media consumption during 2024. This digital consumption is happening across all devices, including mobile, desktop, tablet, and CTV. We expect that these trends will further increase both the supply and demand of available ad impressions that can be monetized programmatically.

Shift to Programmatic Advertising

Programmatic advertising is the use of software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace. The transactions are executed in milliseconds and do not require manual labor for execution. It is becoming increasingly prominent in the digital advertising industry, as publishers and advertisers prefer that their bids/asks for digital ad inventory be completed in an easy, efficient, and automated manner. Additional advantages of programmatic advertising include enhanced audience targeting, attribution, and measurement as well as improved customized campaign management workflow solutions. According to eMarketer, US programmatic digital video ad spending is expected to increase from approximately $78 billion in 2023 to roughly $109 billion in 2025, at a CAGR of approximately 18%.

Data Driven Decision Making

As the digital media industry grows, increased consumer engagement by audiences has created vast amounts of data and behavioral insights that can be harnessed to maximize return on investment (“ROI”) for advertisers and optimize the monetization of digital inventory for publishers. These insights include industry compliant anonymized data sets relating to consumer interests, preferences, and intent, as well as auction data of advertising bid requests. Technology solutions must efficiently and effectively digest, analyze, and process an ever-increasing amount of data seamlessly while navigating the increased requirements of regulatory challenges and audience protection.

Consumer Privacy and Regulatory Concerns

Over the last few years, there has been increased scrutiny concerning consumer data and the ways in which that data is being used in connection with ad targeting. Globally and locally, new legislation has been introduced and enforced that requires new industry rules and standards. Some of these regulations include the GDPR, CCPA, Colorado Privacy Act, Connecticut Data Privacy Act, CPRA, Virginia Consumer Data Protection Act, Utah Consumer Privacy Act and Apple’s Identifier for Advertisers (IDFA). Additionally, web browsers such as Safari and Firefox have also removed third-party cookies. These rules and regulations require all constituents within digital advertising to consistently adapt and evolve.

Seasonality

In the advertising industry, companies commonly experience seasonal fluctuations in revenue. For example, many marketers allocate the largest portion of their budgets to the fourth quarter of the calendar year in order to coincide with increased holiday purchasing. Historically, the fourth quarter of the year has reflected our highest level of advertising activity for the year. We generally expect the subsequent first quarter to reflect lower activity levels. In addition, historical seasonality may not be predictive of future results given the potential for changes in advertising buying patterns and consumer activity due to the efforts to combat residual impacts of the recent COVID-19 pandemic, rising inflation, and several other challenging macroeconomic conditions. Similarly, in 2022 and 2023, due to residual impacts of the COVID-19 pandemic, supply chains and advertising buying patterns and consumer activity continued to fluctuate. Nevertheless, we expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole.

Our Market Opportunity

We believe that we are well positioned to capitalize on some of the fastest-growing activities of digital advertising, such as Video, including CTV, which reflected 62% of our revenue for the year ended December 31, 2023.

Global digital advertising spend is forecasted to be $611 billion for 2023 and is expected to grow at an approximately 11% CAGR to $920 billion in 2027. As advertisers follow audiences to next-generation mediums, digital advertising channels are expected to outpace growth of total global media ad spend. The increased internet bandwidth in developing countries is acting as an additional tailwind, and the increasing proliferation of next-generation mobile, CTV, and on-the-go technology devices in developed countries is driving video viewership. We believe these trends will amplify full-screen video usage, which has long been the preferred choice of advertisers. We expect these long-term systemic shifts will enable us to grow at a faster rate than the broader digital advertising market.

Digital Video and CTV Advertising

We address some of the fastest growing areas within digital advertising, Video and CTV, which are expected to grow at an accelerated rate compared to other formats. In the United States, where we generate the majority of our revenue, the growth rates and adoption of Video and CTV are expected to be even higher. According to eMarketer, U.S. CTV ad spend is projected to grow at a CAGR of approximately 15% from 2023 to 2027, reaching roughly $42.4 billion. U.S. Video ad spend is projected to grow at a CAGR of approximately 16% from 2023 to 2027, reaching roughly $156.9 billion. Additionally, the number of digital video viewers worldwide is expected to reach approximately 4 billion people by 2027.

Linear TV budgets are also shifting towards digital video and CTV, further driving demand for these premium ad formats. These overarching market trends underpin our strategic shift to focus on these activities of digital advertising, which given the proliferation of smart TVs and the increasing number of streaming providers, will remain an exciting growth activity. Additionally, as linear TV and CTV continue to converge, with many linear TV broadcasters now opportunistically launching, or expanding, their CTV footprints through digital assets such as FAST channels, we believe customers will continue to seek platforms such as ours that can assist advertisers and broadcasters with cross-planning capabilities between linear TV and CTV, a capability we gained through our acquisition of Amobee, which we anticipate can drive even higher levels of CTV demand to our end-to-end platform over time as well.

Mobile Advertising

The number of consumers with smart phones and high-speed internet is expected to continue rising, which will make mobile advertising a prominent channel within digital. According to eMarketer, U.S. mobile ad spend is projected to grow at a CAGR of approximately 13% from 2023 to 2027, reaching approximately $286 billion.

Our Role in the Digital Advertising Ecosystem

Advertisers and Agencies

Spending begins with advertisers, who often engage advertising agencies to help plan and execute their advertising campaigns. To better control and optimize their advertising operations, advertisers and agencies are consolidating spend with fewer, larger technology platform providers who can deliver transparency and ensure the highest level of inventory quality and control. These advertisers and agencies access our platform through the Nexxen DSP and third-party DSPs. We believe our end-to-end technology platform and direct relationships with advertisers and agencies will lead to significant consolidation of spend on our platform over time.

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

Publishers and Content Providers

Digital publishers and app developers create websites, digital content and applications that contain content/mediums for consumption for users, along with adjacent viewable space for digital advertisements. As consumers navigate these websites and apps, individual ad impressions are presented to them across different formats/channels. These impressions are typically sold to advertisers and agencies programmatically, in real-time via a third-party technology infrastructure platform or SSP solution. Publishers and app developers rely on advertising revenue as the key driver for their businesses and depend on the capabilities of these third parties in order to achieve optimal yield for their advertising inventory. As of December 31, 2023, we served approximately 1,636 active publishers worldwide on our platform, consisting of 224,741 active sites and apps that we have direct access to publish an ad for our customers.

Our Strengths

We believe the following attributes and capabilities provide us with long-term competitive advantages.

Established Expertise in Video and CTV

We believe Video, including CTV and mobile video, are amongst the fastest growing activities of digital advertising, and exposure to these activities constituted 62% of our total revenue for the year ended December 31, 2023 and approximately 69% of our revenue without performance activity for the year ended December 31, 2023. We were one of the first movers in the digital video advertising and CTV markets, which gave us early traction, strong customer adoption, and recognition as a leading technology within such markets. Our platform was intentionally built as an end-to-end video campaign delivery solution and over time, both through organic investment and acquisitions, we have further enhanced our platform’s technology capabilities within Video, including CTV.

End-to-End Platform with Proprietary Technology

We leverage our advanced technology stack to enable advertisers and publishers to maximize their ROI, while optimizing the path between audiences and brands by leveraging our proprietary data sets. We believe we have a competitive advantage by accessing the entire ecosystem through our proprietary data, unique demand and supply sources and partnerships with premium vendors. As a technology-first solution, we have the flexibility of an agnostic platform capable of integrating with different third-party sources to service our customers.

Scale and Reach on the Audience, Advertiser and Publisher

Our platform currently accommodates over 199 billion daily ad requests and approximately 346 million daily ad impressions. These figures reflect daily ad requests and ad impressions accommodated by Nexxen. Our significant daily volume of ad requests, data, and ad impressions gives us scale with publishers and provides access to direct and exclusive supply of premium advertising inventory, enabling our advertising customers to avoid intermediaries and reduce costs. Operating an end-to-end platform strongly positions the Company to minimize loss of scale typically associated with two independent platforms user-syncing with each other. This advantage positions the Company to maintain efficiency and high scalability on buying strategies that leverage audience targeting.

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

 Profitability

Historically, we have delivered strong Adjusted EBITDA margins relative to our peers in the ad tech industry; however, recent weakness in advertising demand conditions and reduced advertising budgets driven by macroeconomic challenges and uncertainty, as well as the acquisition and integration of Amobee, which generated significant losses when first acquired, have recently challenged our profitability.  For the year ended December 31, 2023, our total comprehensive loss margin was (5.5%) and our Adjusted EBITDA margin (as a percentage of revenue) was 25.1%. Over time, as macroeconomic conditions improve and as we complete the integration of Amobee and our other business activities, we believe we will be able to expand our profitability and margins as a result of improved operating leverage driven the structural cost advantages of our end-to-end technology and operating model. We intend to continuously improve our cost structure and believe that our ability to sell multiple technology and data solutions to customers on both sides of the advertising ecosystem can drive long-term top line growth and expanded profitability over time.

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

Focus on Core Areas of Growth in Video and CTV

CTV is one of the fastest growth formats within digital advertising, and this trend is expected to continue over the next several years according to eMarketer. In the United States, CTV ad spend is expected to grow at a CAGR of approximately 15% from 2023 to 2027, and Video is expected to grow at a CAGR of approximately 16%, reaching roughly $156.9 billion by 2027. Digital video and CTV comprise approximately 69% of our revenue without performance activity for the year ended December 31, 2023, and are core focuses for us. We plan to leverage our existing expertise in Video and CTV to increase our market share and introduce new technologies and solutions.

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

Strengthen Our Relationship with Existing Customers

We are constantly improving functionality on our platform to attract new customers and encourage our existing customer base to allocate more of their ad spend and ad inventory to our platform. We believe as programmatic gains more widespread adoption and as brands and publishers continue to focus on Video and CTV, we are well-positioned to increase our customer base and generate additional revenue from existing customers.

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

Our platform handles approximately 199 billion daily ad requests. Each ad request is processed in a fraction of a second (55ms on average) and powered by our real-time bidding engine, which leverages private servers and infrastructure in four strategically located data centers located in the United States, Europe and Asia Pacific as well as cloud resources.

Key Components of our platform include:

•
Demand Side Platform – We offer a self-service DSP solution for advertisers and their agencies to efficiently and intuitively manage omni-channel campaigns. We also offer full-service options to agencies in addition to our self-service DSP solution. Our DSP solution provides access to wide-reaching and high-quality inventory, audience targeting, and advanced reporting to optimize advertising campaigns, improve ROI, and gain deep insights and analytics into brand engagement.

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

•
Analytics/Artificial Intelligence – We collect, synthesize and analyze data sets across our platform through extensive artificial intelligence technologies by leveraging advanced machine and deep learning and capabilities. This process provides key insights for the bidding process, ad impressions trends and forecasts for auction behavior. We believe these technologies drive optimal results for our advertisers and publishers and will continue to invest heavily there.

•
Advanced TV (ATV) Platform – We offer broadcasters and demand side partners an advanced planning product for their premium linear TV and digital video investments that allows broadcasters to improve yields on their inventory while helping to maximize return-on-ad-spends for advertisers. We launched a cross platform offering which allows broadcasters to package both linear and digital supplies together for their upfront deals. We are also working to expand this offering for demand side agency partners who we believe would benefit from such a solution to reduce waste and offer maximum flexibility to their clients when budgets are shifted across linear and digital premium video during the broadcast year. The integration of ATV into Nexxen’s technology stack creates a significant growth opportunity for us in the premium activity of the market where we can create precise cross platform planning and activate the digital portion of the cross-planning via Nexxen’s digital activation ecosystem.

•
Nexxen Discovery – An audience insight and activation platform unifying insights from cross channel data sources with the additional ability to leverage first party data. This platform helps our customers gain a comprehensive view of their audiences to better plan, optimize and activate their advertising campaigns.

DSP

Key features of our DSPs include:

•	Comprehensive, insightful and modern self-service interface that intuitively supports the needs of advertisers and enables them to operate and implement strategies effectively and independently.

•	Superior machine learning-based real-time bidding models, to drive efficient buying and meet our customers’ key performance indicators.

•	Enables seamless access to and integration of an advertisers’ own first-party data, our proprietary data and a wide list of premium third-party data segments.

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

•	Access to our creative studio Nexxen Studio (formerly Tr.ly) with deep expertise to support a variety of creative needs and generate ideas to enrich messaging and consumer engagements.

•	Data and brand surveys that provide meaningful information for advertisers to evaluate brand lift and behavioral and emotional engagement.

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

•	Omni-channel marketplace with access to 1,636 active publishers across the globe and exclusive access to VIDAA digital advertising inventory.

•	Industry-leading forecasting analytics and data-driven yield optimization tools to maximize inventory monetization and delivers impressive ROI at scale.

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

•
Acquisition of the Nexxen Ad Server (formerly SpearAd), a platform purpose-built for broadcasters and TV content companies to deliver seamless TV-like experiences in CTV, linear addressable TV and over the top (OTT) environments. The platform includes a robust user interface with advanced data driven tools for TV ad pod management and monetization on both pre-recorded and live TV content as well as a unified auction tool, enabling broadcasters and publishers to seamlessly mediate their demand partnerships.

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

•	Ability for advertisers and publishers to layer custom data segments against their campaigns and private marketplace deals.

•	Ability for advertisers to onboard their own first party data into our ecosystem.

•
Includes unique data driven insights available through our self-service user interfaces or custom built and curated by our team, along with the ability for advertisers and publishers to forecast scale, reach and media cost against the audiences they are looking to target.

•	Enables audience driven creative optimization, combining the power of the DMP with our proprietary creative platform Nexxen Studio (formerly Tr.ly).

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

•
Cross-Platform Planning: Due to fragmentation in the industry, advertisers often experience significant budget waste when trying to mirror similar audiences across linear and digital video channels. Our Cross-Platform Planning feature allows sellers and buyers to use a deduplicated audience universe across linear and digital channels to produce a precise plan for upfront investment and post upfront adjustments. We recently launched this product with our strategic national broadcaster clients. The Cross-Platform Planning feature was built using advanced data science and AI/ML methodologies. We believe our Cross-Platform Planning feature is a highly differentiated and unique offering in the market.

Nexxen Discovery

Key features of Nexxen Discovery include:

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

Our Customers

Our customers consist of leading global brands and advertising agencies on the demand side, and high-quality publishers on the supply side, across several industries, including retail, entertainment, consumer, financial services, healthcare and more. We had 1,008 active customers for the year ended December 31, 2023 including prominent members of the U7 Council such as American Express Company, GSK plc, Proctor & Gamble Co, Unilever plc and others.

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

We have long-standing relationships with our customer base. Our customers tend to repeatedly use our platform, illustrated by our Contribution ex-TAC retention rate of 73% for the year ended December 31, 2023. While our Contribution ex-TAC retention rate is solid, the rate was significantly impacted by challenging macroeconomic conditions that created uncertainty, reduced budgets, and reduced advertising spending. These conditions were observed within the industry throughout 2023. However, over time, and as market conditions improve, we anticipate customers will seek to increase their level of spending, and adoption of additional products, across our end-to-end technology platform due to the convenience of transacting with one vendor that can service them in multiple ways, the inconvenience associated with switching vendors and learning a new technology, as well as the data, return on ad spend, and cost benefits enabled by our suite of technology solutions.

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

On the demand side, companies such as Roku Inc., Viant Technology, Inc., Samsung Electronics Co., Ltd. and The Trade Desk, Inc. are some of our key competitors.

On the supply side, companies such as Magnite, Inc., FreeWheel Media, Inc, and PubMatic, Inc. are our main competitors, all of which compete to provide publisher inventory to advertisers.

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

Technology and Development

Our business model enables us to invest in our research and development efforts, which have helped grow our business. Our platform is extremely efficient at managing large amounts of complex data and is leveraged by both advertisers and publishers in real time. We are committed to innovative technologies and the rapid introduction of enhanced functionalities to support the dynamic needs of our advertisers and publishers. We therefore expect technology and development expense to increase as we continue to invest in our platform to support increased advertising spend volume and international expansion. Our technology and development team is based in the United States and Israel. As of December 31, 2023, research and development expenses accounted for 17.3% of our operating expenses.

Sales and Marketing

As an end-to-end platform, we have highly qualified sales teams dedicated to acquiring new premium advertising and publisher customers. These teams focus on selling access to our platform through self-service and managed service offerings. Our global sales and marketing team consisted of approximately 500 employees as of December 31, 2023, and takes a proactive hands-on approach to cultivating and enhancing new and existing advertiser and publisher relationships.

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

Our Team and Culture

As part of our track record of successfully integrating acquisitions, we pride ourselves on bringing together new teams under one culture. Each day, we strive to be as innovative, committed, collaborative and authentic as possible.

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

Our employees tend to be long-tenured across our entities, with an average tenure of the leadership team being approximately five years, and more than four years across all employees.

We believe we attract talented employees to our company, and sophisticated customers to our platform, in large part because of our vision and unwavering commitment to using cutting-edge technologies to create products that help advance the digital advertising industry.

As of December 31, 2023, we had 895 employees globally.

Intellectual Property

Our success depends, in part, on our ability to protect the proprietary methods and technologies that we develop or otherwise acquire. We rely on a combination of patent, trademark, copyright, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies and own more than 50 patents. We recently rebranded our Company’s various businesses under the name “nexxen” and associated nexxen logo, in order to further promote our unified service and product offerings. The Company has been working on this rebranding in its public facing assets. The Company has already obtained international trademark registration for these trademarks. The Company has also received Notices of Publication from the United States and Australian Trademark Offices for our U.S. and Australian Trademark Applications on “nexxen” and the nexxen logo. The Company is actively prosecuting similar trademark applications in Canada, China, the European Union, Israel, Japan, Mexico, Singapore, and the United Kingdom. The Company also uses and actively protects other trademarks in various jurisdictions and holds trademark registrations for the Perk mark in the United States and the Perk logo in Australia, New Zealand, United Kingdom, and WIPO.

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

In the United States, both state and federal legislation govern activities such as the collection and use of data by companies that engage in digital advertising like us. Also, because our platform reaches users throughout the world, some of our activities may also be subject to foreign laws and regulations. As we continue to expand internationally, we will be subject to additional laws and regulations, and these requirements may affect how we conduct business.

The U.S. Congress and state legislatures, along with federal regulatory authorities, have increased their attention on matters concerning the collection and use of personal data, including relating to internet-based advertising. Data privacy legislation has been introduced in the U.S. Congress, and several states, including California, Colorado, Connecticut, Utah, and Virginia have enacted comprehensive privacy legislation granting rights to consumers to enable increased control over the use of their data. These laws include a consumer’s ability to restrict use of data for behavioral or cross-context advertising purposes. Additional state legislatures have introduced data privacy legislation. Many non-U.S. jurisdictions have also enacted or are developing laws and regulations governing the collection and use of personal data.

Additionally, U.S. and foreign governments have enacted or are considering enacting legislation that could significantly restrict our ability to collect, augment, analyze, use and share data collected through cookies and similar technologies, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tools to track people online. In the United States, the FTC has commenced the examination of privacy issues that arise when marketers track consumers across multiple devices, otherwise known as cross-device tracking. In addition to the requirements relating to cookies or similar technologies described in the section “Risk Factors—Risks Relating to Legal or Regulatory Constraints— We are subject to laws and regulations related to data privacy, data protection, and information security, and consumer protection across different markets where we conduct our business, including in the United States, the EEA and the United Kingdom and industry requirements and such laws, regulations, and industry requirements are constantly evolving and changing. Our actual or perceived failure to comply with such laws and regulations could have an adverse effect on our business, results of operations and financial condition”, in the European Union and the United Kingdom, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Detailed guidance relating to these requirements has been published by the European Data Protection Board (and its predecessor, the Article 29 Working Party) as well as various supervisory authorities in the European Union and the United Kingdom. While not legally binding, such guidance reflects the position and understanding of the regulators and their approach to enforcement. Supervisory authorities in the European Union and the United Kingdom are increasingly focusing on the AdTech industry and its compliance with these requirements. Several high-profile investigations are currently underway, and a number of fines have been issued against businesses for their failure to, amongst other things, properly notify individuals of how their data is being used and to collect informed consent.

Additionally, our compliance with our privacy policy and our general consumer data privacy and security practices are subject to review by regulatory bodies such as the FTC, which may bring enforcement actions to challenge allegedly unfair and deceptive trade practices, including the violation of privacy policies and representations or material omissions therein.

Certain State Attorneys General in the United States may also bring enforcement actions based on comparable state laws or federal laws that permit state-level enforcement. In California, for example, the Attorney General may bring enforcement actions for violations of the CCPA, as modified by the Attorney General’s enforcement guidelines. When we receive bid requests that include an opt-out signal, we do not sell personal information, as defined by the CCPA. We have also adopted the Digital Advertising Alliance CCPA Compliance Framework, which includes a technical specification to identify consumer signals to opt-out of sale of their data and have signed the IAB Limited Service Provider Agreement that imposes service provider obligations for certain opted-out bid requests. These IAB frameworks are designed to facilitate compliance with the CCPA although the California Attorney General’s office has not yet approved such frameworks. The CCPA sets forth high potential liabilities for data privacy violations on a per-incident basis, and the industry faces an uncertain compliance burden as our partners and publishers work to become compliant with the law. Also, the CPRA, which became effective on January 1, 2023, imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt-outs for certain uses of sensitive data and sharing of personal data.

Since California enacted the CCPA and CPRA, Colorado enacted the Colorado Privacy Act (effective July 1, 2023), Connecticut enacted the Connecticut Data Privacy Act (effective July 1, 2023), Virginia enacted the Virginia Consumer Data Protection Act (effective January 1, 2023), and Utah enacted the Utah Consumer Privacy Act (effective December 31, 2023). We expect the trend of enacting new and comprehensive privacy legislation to continue not only in the United States but also around the globe.

To protect against unlawful content (advertiser and publisher), we include restrictions on content in our terms and conditions. We also utilize various technologies and processes to review publisher properties and use third party software to screen impressions we acquire through advertising exchanges.

4.C. ORGANIZATIONAL STRUCTURE

The following table sets out details of the Company’s subsidiaries:

Name of company	Country of Incorporation	Ownership Percentage
Taptica Inc.	USA	100%
Tremor Video Inc.	USA	100%
Taptica UK	UK	100%
Nexxen Group US Holdings Inc. (f/k/a Unruly Group US Holding Inc.)*	USA	100%
YuMe Inc.*	USA	100%
Perk.com Canada Inc	Canada	100%
R1Demand LLC*	USA	100%
Nexxen Group LLC (f/k/a Unruly Group LLC)	USA	100%
Nexxen Holdings Ltd (f/k/a Unruly Holdings Limited.)*	UK	100%
Nexxen Group Ltd (f/k/a Unruly Group Limited.	UK	100%
Unruly Media GmbH	Germany	100%
Unruly Media Pte Ltd.*	Singapore	100%
Nexxen Pty Ltd (f/k/a Unruly Media Pty Ltd.)	Australia	100%
Unruly Media KK	Japan	100%
SpearAd GmbH	Germany	100%
Unmedia Video Distribution Sdn Bhd	Malaysia	100%
Nexxen Inc. (f/k/a Amobee Inc.) *	USA	100%
Amobee EMEA Limited	UK	100%
Amobee International Inc	USA	100%
Amobee Ltd	IL	100%
Amobee Asia Pte Ltd	Singapore	100%
Amobee ANZ Pty Ltd	Australia	100%

* Under these companies, there are seventeen (17) wholly owned subsidiaries that are inactive and/or in liquidation process.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Tel Aviv, Israel where we occupy facilities totaling approximately 13,000 square feet under a lease that expires in May 2027. In addition, we have key locations in New York, New York, Los Angeles, California, Redwood City, California, Chicago, Illinois, and Baltimore, Maryland in the United States, as well as international locations in the United Kingdom, Japan, Singapore, Australia and Germany. These locations support our key business functions including sales and marketing, customer support, business development, engineering, product development and infrastructure support. We believe that our current facilities are suitable to meet our existing needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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

You should carefully review and consider the information regarding our financial condition and results of operations set forth under Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on March 7, 2023, for an understanding of our operating results and liquidity discussions and analysis comparing fiscal year 2022 to fiscal year 2021.

Some information included in this discussion and analysis, including statements regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other statements regarding our plans and strategy for our business and related financing, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. Please see “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in this Annual Report. You should read the “Risk Factors” section of this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

We maintain our books in USD, which is the Company’s functional currency, and have been rounded to the nearest thousands, except when otherwise indicated. The USD is the currency that represents the principal economic environment in which the Company operates, and we prepare our financial statements in accordance with IFRS as issued by the IASB.

5.A. OPERATING RESULTS

Overview

We are a global company offering a flexible unified platform that helps empower durable growth across the media supply chain. Our end-to-end, video-first platform facilitates and optimizes engaging advertising campaigns for brands, media groups and content creators worldwide enabling powerful partnerships and delivering meaningful results. A leader in CTV, data, and Video, our footprint is expanding across some of the industry’s fastest-growing activities, driven by a global team of seasoned technologists and digital natives.

We believe there is a significant market opportunity within the approximately $611 billion global digital advertising market that is expected to grow at a CAGR of approximately 11% through 2027, according to eMarketer. Digital publishers rely on advertising to support their businesses and brands, and advertisers use this medium to capture uniquely targeted and viewable impressions. We believe the digital advertising market remains fragmented and that our full-service end-to-end software platform and vast expertise within Video and CTV puts us in a strong position to continue to increase our market share from traditional ad sales channels.

We believe that we are positioned to benefit from several trends in the evolving advertising ecosystem, including the proliferation of digital media consumption, adoption of programmatic advertising, a growing focus on premium formats such as Video and CTV, linear advertising budgets shifting towards, and converging with digital advertising budgets, an increased reliance on data and planning tools by advertisers, and the increasing sophistication of the overall digital landscape. We address the broad and evolving digital advertising market through our three core offerings, including a proprietary DSP solution that advertisers leverage to manage digital advertising campaigns, a proprietary SSP solution that publishers leverage to optimally monetize digital inventory and a proprietary DMP solution which is integrated with both our DSP and SSP solutions. Our versatile DMP solution benefits from vast amounts of data and provides optimal campaign recommendations for audience sets by employing advanced machine learning algorithms and now includes our Linear TV Planning and Cross-Platform Planning tools. The contextualization of the data synthesized by our DMP solution provides advertisers with a comprehensive, personalized view of audiences, enabling more effective targeting across formats and devices and optimizes the monetization of publisher inventory. These three solutions are enhanced by our Nexxen Discovery offering helping our customers gain a comprehensive view of their audiences. By combining these proprietary solutions as well as integrations with industry-leading partners, we provide an end-to-end software platform that is dynamic and flexible to our customers’ needs, which enables us to address more digital ad spend.

Our customers are comprised of both ad buyers, including brands and agencies, and digital publishers. Our platform included a diversified customer base of 1,008 active customers and 1,636 active publishers as of December 31, 2023 and serves advertisements in 193 countries.

We generate revenue through platform fees that are tailored to fit the customer’s specific utilization of our solutions and include (i) a percentage of spend, (ii) flat fees and (iii) fixed CPM.

For the last several years, the advertising environment has been impacted by not only direct effects related to the COVID-19 pandemic, but also residual effects related to efforts to combat the pandemic and its effects on the global economy. At the onset of the pandemic in 2020, uncertainty drove advertisers to immediately delay or cancel spending, with verticals such as travel, retail, hospitality, and automotive being disproportionately impacted by shelter-in-place orders, travel restrictions, and order fulfillment issues related to global supply chain constraints. While conditions related to the initial onset of the pandemic have largely abated, efforts to combat economic challenges associated with the pandemic led to other difficult conditions for advertisers and the broader economy including rising inflation and rising interest rates. These more recent issues drove continued uncertainty for advertisers in 2023 (alongside challenges associated with geopolitical hostilities) which led to reduced budgets, a reduced willingness to spend and in some cases delayed or cancelled campaigns. The Company expects this uncertainty to continue into 2024 and potentially beyond.

On August 18, 2022, the Company completed a $25 million investment in VIDAA, a smart TV operating system, streaming platform, and subsidiary of Hisense. Through its investment, the Company received a minority equity stake in VIDAA, a multi-year extension to exclusively share (including through licensing) VIDAA’s global ACR data for targeting and measurement across the Company’s end-to-end platform, and ad monetization exclusivity on VIDAA media in the U.S., U.K., Canada, and Australia. On September 12, 2022, the Company completed its acquisition of Amobee, a global advertising platform that optimizes outcomes for advertisers and media companies and improves cross channel performance across linear, CTV, and digital media, for $211.8 million, as adjusted. During 2023, the Company completed the integration of Amobee following the consolidation of Amobee’s employee base into the Nexxen employee base and after combining the Amobee DSP with the Tremor Video DSP, to create the significantly enhanced Nexxen DSP. The acquisition of Amobee, over the long-term, is expected to drive increased advertiser demand to the Company’s platform, as it added a number of brand and agency customers that were previously either not leveraging the Company’s technology products or were leveraging them very minimally, as well as a variety of differentiated planning, data, and technology features. The acquisition significantly enhanced Nexxen’s enterprise self-service DSP capabilities, performance media buying capabilities, and data-driven planning capabilities, highlighted by the creation of cross-planning capabilities for advertisers and broadcasters across linear TV and CTV simultaneously, and the addition of Nexxen Discovery, an advanced data-fueled BI tool that ingests audience consumption data from across web, mobile, social media, and TV to enhance audience knowledge and targeting. The acquisition consideration of $211.8 million, as adjusted, was funded through a combination of existing cash resources, and approximately $100 million from a $180 million secured credit facility. The credit facility consisted of a $90 million secured Term Loan A drawn at closing, and a $90 million Revolving Credit Facility, of which $10 million was drawn at closing. The remaining $80 million capacity on the Revolving Credit Facility provides the Company with additional liquidity, which may be utilized for a variety of investments including future strategic investments and initiatives alongside existing surplus cash resources.

The Company’s results for the year ended December 31, 2022 include contributions from Amobee from September 12, 2022 through December 31, 2022 while results for the year ended December 31, 2023 include combined full year results from Nexxen and Amobee.

Our Video revenue decreased to $207.5 million in the year ended December 31, 2023 from $243.3 million in the year ended December 31, 2022. Video revenue in 2023 was impacted by challenging macroeconomic conditions experienced across several industries, including rising interest rates, global supply chain constraints, rising inflation, geopolitical hostilities (including those between Israel and Hamas and Israel and Hezbollah), and recession concerns, which pressured advertising budgets and spending. Advertiser and agency customers also sought lower cost options during 2023 such as Display as opposed to Video. Our Video revenue growth was impacted by a comparatively weaker CTV advertising environment as customers, amidst continued challenging market conditions and reduced budgets, sought lower cost options within Video such as Desktop as opposed to premium options such as CTV. CTV revenue decreased to $85.5 million in the year ended December 31, 2023 from $97.2 million in the year ended December 31, 2022. Despite the overall Video revenue declines, we were able to achieve 9% growth in Programmatic revenue for the year ended December 31, 2023 compared to the year ended December 31, 2022.

Our total comprehensive income (loss) for the year ended December 31, 2023, decreased by $34.4 million from the comparable figure for the year ended December 31, 2022, and represented a 211.6% year-over-year decrease as compared to our total comprehensive income for the year ended December 31, 2022. We incurred a total comprehensive loss of $18.1 million and generated $16.2 million in total comprehensive income for the years ended December 31, 2023 and 2022, respectively. Our Adjusted EBITDA for the year ended December 31, 2023, decreased by $61.7 million from the comparable figure for the year ended December 31, 2022 and represented a 42.6% year-over-year decrease. We generated $83.2 million and $144.9 million in Adjusted EBITDA for the years ended December 31, 2023 and 2022, respectively. Further, we had a net cash position of $134.3 million as of December 31, 2023, which consisted of cash and cash equivalents of $234.3 million, offset by $100.0 million in principal long-term debt.

Our Business Model

Nexxen is a flexible unified platform that helps empower durable growth across the media supply chain. Our end-to-end, video-first platform facilitates and optimizes engaging advertising campaigns for brands, media groups and content creators worldwide—enabling powerful partnerships and delivering meaningful results. A leader in CTV, data, and Video, Nexxen’s footprint is expanding across some of the industry’s fastest-growing activities, driven by a global team of seasoned technologists and digital natives.

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

Our platform handles approximately 199 billion daily ad requests. Each ad request is processed in a fraction of a second (55ms on average) and powered by our real-time bidding engine, which leverages thousands of private servers and infrastructure in four strategically located data centers located in the United States, Europe, and Asia Pacific, as well as cloud resources.

Key Components of our platform include:

•
Demand Side Platform – We offer a self-service DSP solution for advertisers and their agencies to efficiently and intuitively manage omni-channel campaigns. We also offer full-service options to agencies in addition to our self-service DSP solution. Our DSP solution provides access to wide reaching and high-quality inventory, audience targeting, and advanced reporting to optimize advertising campaigns, improve ROI, and gain deep insights and analytics into brand engagement.

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

•
Nexxen Discovery – We collect, synthesize and analyze the data sets across our platform through extensive artificial intelligence technologies and advanced machine learning capabilities. These recommendations ultimately provide key insights into valuable ad impressions and forecasts for auction behavior. We believe these technologies drive optimal results for our advertisers and publishers.

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

For the year ended December 31, 2023, we achieved gross profit per active customer (calculated as our gross profit for the period divided by our active customers for the period) of $217,161 and Contribution ex-TAC per active customer (calculated as our Contribution ex-TAC for the period divided by our active customers for the period) of $311,690. In comparison, for the year ended December 31, 2022, we achieved gross profit per active customer of $199,200 and Contribution ex-TAC per active customer of $247,780. The increases for the year ended December 31, 2023 were driven by enhanced monetization within the Company’s existing client base, as well as the loss of some of the Company’s lower-spending customers, the combination of which resulted in an overall increase to the Company’s gross profit and Contribution ex-TAC per remaining active customer. Increases for the year ended December 31, 2023 were also driven by successful cross-selling efforts by the Company’s sales team following its completed integration of Amobee, which significantly enhanced, and added additional products and capabilities to, its broader technology ecosystem.

We continued to significantly enhance the technology and data capabilities within our already scaled and widely adopted technology ecosystem, particularly through the new and differentiated features gained through the completed integration of Amobee, to encourage existing advertisers and publishers to increase their usage of our platform over the long-term. As a result, we achieved a Contribution ex-TAC retention rate of 73% for the year ended December 31, 2023. Our Contribution ex-TAC retention rate was significantly impacted by challenging macroeconomic conditions that created uncertainty and drove reduced advertising budgets and spending. These conditions were observed within the industry throughout 2023. However over time, and particularly as market conditions improve, we anticipate customers will seek to increase their product adoption and spending levels across our end-to-end technology platform due to the convenience of transacting with one vendor that can service them in multiple ways, the inconvenience associated with switching vendors and learning a new technology, as well as the data, return on ad spend, and cost benefits enabled by our suite of technology solutions and operating model.

Investment in Growth: We believe that the advertising market is in the early stages of a secular shift towards digital video advertising. We have been specializing in digital video advertising, which collectively accounts for approximately 69% of our Programmatic revenue for the year ended December 31, 2023. We plan to invest in long-term growth by focusing on key drivers of digital advertising growth: Video and CTV. We anticipate that our operating expenses will increase in the foreseeable future as we invest in platform operations, and technology and development, to enhance our product capabilities including acquisitions (such as Amobee and SpearAd), deployment of more self-service capabilities both to our advertisers and publishers, expediting and expanding data relationships and technology (such as our partnership with VIDAA, including the equity investment), and adding more ad formats to our platform (e.g., audio, display, etc.). We believe that these investments will contribute to our long-term growth, although it is uncertain whether they may impact our profitability in the near-term.

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

In 2023, the overall economic environment continued to experience challenges throughout the year which drove our Video and CTV revenue to fall from $243.3 million and $97.2 million, respectively, for the year ended December 31, 2022, to $207.5 million and $85.5 million, respectively, for the year ended December 31, 2023. Video revenue was impacted by challenging macroeconomic conditions experienced across several industries, including rising interest rates, global supply chain constraints, rising inflation, geopolitical hostilities (including as a result of the war and hostilities between Israel and Hamas and Israel and Hezbollah), and recession concerns, which pressured the advertising demand environment. As a result of these combined pressures, our advertiser and agency customers, in addition to reducing budgets and spending, sought lower-cost options such as Display as opposed to Video, and lower CPM options within Video such as Desktop, as opposed to premium options such as CTV. During 2023, the Company, its customers, and its partners, continued to face persistent macroeconomic challenges associated with several factors including: global pandemic, and residual impacts of efforts to curtail its spread and reduce further economic damage sustained; rising interest rates; rising inflation; global supply chain constraints; changes in foreign currency exchange rates; recession concerns; and geopolitical uncertainty, the combination of which drove advertisers across several industries to reduce, or delay deployment of, budgets and advertising spend, see “Risk Factors—Our revenue and results of operations are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns, inflation, supply constraints, geopolitical issues, and pandemics, can make it difficult to predict our revenue and could adversely affect our business, results of operations and financial condition.”

Seasonality: In the advertising industry, companies commonly experience seasonal fluctuations in revenue. For example, many marketers allocate the largest portion of their budgets to the fourth quarter of the calendar year in order to coincide with increased holiday purchasing. Historically, the fourth quarter of the year has reflected our highest level of advertising activity for the year. We generally expect the subsequent first quarter to reflect lower activity levels. In addition, historical seasonality may not be predictive of future results given the potential for changes in advertising buying patterns and consumer activity due to economic uncertainty, rising inflation, supply chain constraints and residual impacts of the recent COVID-19 pandemic. Nevertheless, when macroeconomic conditions improve and as countries continue to recover from the COVID-19 pandemic, we expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole.

Components of Our Results of Operations

In this section, we use the following terms:

“Programmatic” means our end-to-end platform of programmatic advertising, which uses software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace; transactions in our Programmatic activities are executed in milliseconds.

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

Depreciation and amortization. Depreciation and amortization primarily consist of depreciation of fixed assets, amortization of intangible assets, depreciation and amortization of right of use assets, and amortization on unfavorable contracts.

Financing income. Financing income primarily consists of foreign currency gains and interest income.

Financing expense. Financing expense primarily includes exchange rate differences, interest and bank fees.

Other income (expense). Other income (expense) includes gain on sale of business unit or subsidiary and income from expired financial liability offset by a disposal of intangible assets.

Taxation. Taxation consists primarily of income taxes related to the jurisdictions in which we conduct business. Our effective tax rate is affected by non-deductible expenses net of tax-exempt income, utilization of tax losses from prior years for which deferred taxes were not created, effect on deferred taxes at a rate different from the primary tax rate, effect of reduced tax rate on preferred loss or income,  recognition of deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past, recognition in temporary differences for which deferred taxes are not recognized and foreign tax rate differential. As of December 31, 2023, we have tax loss carry forwards (operating and capital losses) of $392.1 million, $23.4 million and $20.1 million, from US, Israel and other international jurisdictions, respectively.

Results of Operations

The following tables set forth our results of operations in U.S. dollars and as a percentage of revenue for the years indicated. All results for the year ended December 31, 2023 reflect contribution from Amobee for the entire year, while results for the year ended December 31, 2022 include contribution from Amobee only from September 12, 2022 (the date we completed the acquisition) through December 31, 2022:

	Year Ended December 31, 2023		Year Ended December 31, 2022
	(In thousands)	As a % of revenue	(In thousands)	As a % of revenue
Revenues	$331,993	100.0%	$335,250	100.0%
Cost of revenues (exclusive of depreciation and amortization shown separately below)	62,270	18.8	60,745	18.1
Research and development	49,684	15.0	33,659	10.0
Selling and marketing	105,914	31.9	89,953	26.8
General and administrative	51,051	15.4	68,005	20.3
Depreciation and amortization	78,285	23.6	42,700	12.7
Other expenses (income), net	1,765	0.5	(4,564)	(1.4)

Profit (loss) from operations	(16,976)	(5.1)	44,752	13.3
Financing income	(8,192)	(2.5)	(2,284)	(0.7)
Financing expenses	10,200	3.1	4,611	1.4

Financing expenses, net	2,008	0.6	2,327	0.7
Profit (loss) before taxes on income	(18,984)	(5.7)	42,425	12.7
Tax expenses	(2,503)	(0.8)	(19,688)	(5.9)

Profit (loss) for the year	(21,487)	(6.5)	22,737	6.8
Foreign currency translation differences for foreign operation	2,126	0.6	(6,499)	(1.9)
Foreign currency translation for subsidiary sold reclassified to profit and loss	1,234	0.4	—	—

Total comprehensive income (loss) for the year	(18,127)	(5.5)%	$16,238	4.8%

Year Ended December 31, 2023 compared to Year Ended December 31, 2022

	Year Ended December 31,		Change
	2023	2022
	(In thousands)	(In thousands)	$	%
(in thousands, except for percentages)
Revenue	331,993	$335,250	$(3,257)	(1.0)%

Revenue decreased by $3.3 million, or 1.0%, to $332.0 million for the year ended December 31, 2023, from $335.3 million for the year ended December 31, 2022. The decrease was largely driven by continued weakness in the macroeconomic environment related to a combination of factors including rising interest rates, rising inflation, geopolitical conflicts, and recession concerns, which caused uncertainty amongst advertisers, resulting in reduced budgets, spending, and demand. The Company experienced a $27.9 million reduction in revenue related to the Company’s non-core business focused on performance activities, which was partially offset by a $24.6 million increase in revenue related to Company’s core business focused on programmatic activities.

Cost of revenues

	Year Ended December 31,		Change
	2023	2022
	(In thousands)	(In thousands)	$	%
(in thousands, except for percentages)
Cost of revenues (Exclusive of Depreciation and Amortization)	$62,270	$60,745	$1,525	2.5%

Cost of revenues (exclusive of depreciation and amortization) increased by $1.5 million, or 2.5%, to $62.3 million for the year ended December 31, 2023, from $60.7 million for the year ended December 31, 2022. The increase was primarily driven by a $9.4 million increase in costs associated with increased revenue from programmatic activities and offset by a $7.9 million decrease in costs associated with reduced revenue related to performance activities.

Research and development expenses

	Year Ended December 31,		Change
	2023	2022
	(In thousands)	(In thousands)	$	%
(in thousands, except for percentages)
Research and development	$49,684	$33,659	$16,025	47.6%

Research and development expenses increased by $16.0 million, or 47.6%, to $49.7 million for the year ended December 31, 2023, from $33.7 million for the year ended December 31, 2022. The increase in research and development costs was driven mainly by a $24.5 million increase in salaries and wages attributable to increased headcount to maintain and support further development of our platform, and a $1.6 million increase in expenses related to investment in research and development and engineering tools and services, offset by a $5.5 million increase related to investment in technology and product innovation capitalization and a $4.7 million decrease in share-based compensation expense.

Selling and marketing expenses

	Year Ended December 31,		Change
	2023	2022
	(In thousands)	(In thousands)	$	%
(in thousands, except for percentages)
Selling and marketing	$105,914	$89,953	$15,961	17.7%

Selling and marketing expenses increased by $16.0 million, or 17.7%, to $105.9 million for the year ended December 31, 2023, from $90.0 million for the year ended December 31, 2022. The increase was largely attributable to a $21.5 million increase in salaries and wages related to increased headcount, and a $1.3 million increase in sales and marketing tools, sponsorship and events, and client-related expenses. This increase was partially offset by a $6.8 million decrease in share-based compensation expense.

General and administrative expenses

	Year Ended December 31,		Change
	2023	2022
	(In thousands)	(In thousands)	$	%
(in thousands, except for percentages)
General and administrative	$51,051	$68,005	$(16,954)	(24.9)%

General and administrative expenses decreased by $17.0 million, or 24.9%, to $51.1 million for the year ended December 31, 2023, from $68.0 million for the year ended December 31, 2022. The decrease in general and administrative expenses was driven mainly by a $19.8 million decrease in share-based compensation expense, a $5.8 million decrease in costs associated with the acquisition of Amobee in 2022, and a $4.5 million decrease in professional service fees and expenses mainly due to director and officer liability insurance and legal expenses, which decreased largely as a result of legal reimbursement received during the year from Alphonso. This decrease was partially offset by a $7.5 million increase in allowance for expected credit losses, a $2.3 million increase in rent-associated expenses such as utilities, parking, insurance and maintenance, a $2.9 million increase in salaries and wages associated with increased headcount, and a $0.4 million increase in general and administrative tools.

Depreciation and amortization expenses

	Year Ended December 31,		Change
	2023	2022
	(In thousands)	(In thousands)	$	%
(in thousands, except for percentages)
Depreciation and amortization	$78,285	$42,700	$35,585	83.3%

Depreciation and amortization expenses increased by $35.6 million, or 83.3%, to $78.3 million for the year ended December 31, 2023, from $42.7 million for the year ended December 31, 2022. The increase was primarily attributable to a combination of a $12.5 million increase in intellectual property amortization, an $8.7 million increase in amortization of old trademarks related to obtaining new trademarks in association with the Company’s rebranding to Nexxen, an $8.5 million increase in depreciation on servers and computers, a $4.7 million increase in depreciation on lease assets, a $3.1 million increase in customer relationship amortization and a $0.4 million increase in depreciation related to fixtures, leasehold improvements. This increase was partially offset by a $2.0 million decrease related to amortization on unfavorable contracts associated with the acquisition of Amobee and a $0.3 million decrease in amortization of internally developed software.

Other expenses (income), net

	Year Ended December 31,		Change
	2023	2022
	(In thousands)	(In thousands)	$	%
(in thousands, except for percentages)
Other expenses (income), net	$1,765	$(4,564)	$6,329	138.7%

Other expenses (income), net, increased by $6.3 million, or 138.7%, to $1.8 million for the year ended December 31, 2023, from ($4.6) million for the year ended December 31, 2022. This increase was largely attributable to a $5.1 million expired financial liability, offset by a $0.5 million impairment of certain intangible assets which generated an aggregate income in 2022, and a $1.8 million increase in other expenses related to the sale of a subsidiary, Adinnovation, in 2023.

Net financial expenses (income)

	Year Ended December 31,		Change
	2023	2022
	(In thousands)	(In thousands)	$	%
(in thousands, except for percentages)
Financial income	$(8,192)	$(2,284)	$(5,908)	258.7%
Financial expenses	$10,200	$4,611	$5,589	121.2%
Financial expenses, net	$2,008	$2,327	$(319)	(13.7)%

Net financing expenses decreased by $319 thousand, or 13.7%, to $2.0 million for the year ended December 31, 2023, from $2.3 million for the year ended December 31, 2022. This decrease was primarily driven by a $4.5 million increase in interest expenses associated with the Amobee acquisition loan, offset by an increase of interest income generated on cash and cash equivalents in amount of $3.9 million and court-ordered payment remitted by Alphonso in the amount of $2.0 million. Furthermore, we experienced a $0.2 million decrease in currency exchange rate fluctuations. The net decrease in financial expenses was partially offset by a $1.3 million increase in finance expenses related to leases.

Tax expenses

	Year Ended December 31,		Change
	2023	2022
	(In thousands)	(In thousands)	$	%
(in thousands, except for percentages)
Tax expenses	$(2,503)	$(19,688)	$17,185	87.3%

Tax expenses decreased by $17.2 million or 87.3% to generate a $2.5 million tax expense for the year ended December 31, 2023 from a $19.7 million tax expense for the year ended December 31, 2022. The tax expense for the year ended December 31, 2023 was primarily due to non-deductible share-based compensation and capitalization for tax purposes of research and experimental expenditures, for which deferred taxes were not recognized, and was partially offset due to the Company’s increased expenses structure.

Total comprehensive income for the year

	Year Ended December 31,		Change
	2023	2022
	(In thousands)	(In thousands)	$	%
(in thousands, except for percentages)
Total comprehensive income (loss) for the year	$(18,127)	$16,238	$(34,365)	(211.6)%
Total comprehensive income (loss) margin	(5.5)%	4.8%

Total comprehensive income (loss) decreased by $34.4 million, or 211.6%, to a total comprehensive loss of $18.1 million for the year ended December 31, 2023 from $16.2 million in total comprehensive income for the year ended December 31, 2022. This decrease was primarily attributable to a $44.2 million reduction in annual profits and offset by an $8.7 million fluctuation in foreign currency translation differences for foreign operations stemming mainly from the translation of British pound sterling and Japanese yen to U.S. dollars, and $1.2 million associated with foreign currency translation for subsidiaries sold reclassified to profit and loss.

Total comprehensive loss margin decreased to (5.5%) for the year ended December 31, 2023 from a total comprehensive loss margin of 4.8% for the year ended December 31, 2022. This decrease was primarily driven by a research and development expense increase of 47.6%, and a selling and marketing expense increase of 17.7%.

Key Performance Indicators and Other Operating Metrics

We review the following indicators to measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. Increases or decreases in our key performance indicators may not correspond with increases or decreases in our revenue. In this section, we use the following terms:

“Programmatic” means our end-to-end platform of programmatic advertising, which uses software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace; transactions in our Programmatic activities are executed in milliseconds.

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

Programmatic and Performance Revenue by Media Type and Device

The following table summarizes the Programmatic and Performance revenue by selected media type and device for the years ended December 31, 2023 and 2022.

Yearly revenue matrix

	2023 Revenue			2022 Revenue
(unaudited, in thousands, except percentages)	Programmatic	Performance	Group	Programmatic	Performance	Group
Video	$207,533	—	$207,533	$243,306	—	$243,306
CTV(1)	41%	—	41%	40%	—	40%
Mobile(1)	41%	—	41%	47%	—	47%
Desktop(1)	14%	—	14%	12%	—	12%
Other(1)	4%	—	4%	1%	—	1%
Display	$65,239	$32,990	$98,229	$24,810	$60,895	$85,705
Other(2)	$26,231	—	$26,231	$6,239	—	$6,239
Total Group	$299,003	$32,990	$331,993	$274,355	$60,895	$335,250

(1)          Percent of total Video revenue
(2)          Mainly ATV

Selected Device – CTV

	Year Ended	Year Ended
	December 31,	December 31,
	2023	2022	% Change
Revenue (in thousands)	$85,458	$97,164	(12)%
% of Programmatic revenue	29%	35%

CTV revenue decreased by $11.7 million, or 12%, to $85.5 million for the year ended December 31, 2023, from $97.2 million for the year ended December 31, 2022. The decrease was mainly attributable to overall advertiser budgets and spending being impacted by challenging macroeconomic conditions, as well as customers favoring lower cost options such as Display, and lower cost options within Video such as Desktop. The Company continues to believe it is well-positioned to grow its CTV revenue over the long-term.

Selected Media Type – Video

	Year Ended	Year Ended
	December 31,	December 31,
	2023	2022	% Change
Revenue (in thousands)	$207,533	$243,306	(14.7)%
% of Programmatic revenue	69%	89%

Video revenue decreased by $35.8 million, or 14.7%, to $207.5 million for the year ended December 31, 2023, from $243.3 million for the year ended December 31, 2022. This decrease was mainly attributable to reduced advertising budgets and spending and customers favoring lower cost options such as Display amidst a challenging macroeconomic environment.

Other Key Financial Metrics	Year Ended December 31,
	2023	2022	2021
IFRS measures
Revenue (in thousands)	$331,993	$335,250	$341,945
Gross profit (in thousands)	$218,898	$249,138	$253,689
Total comprehensive income (loss)	$(18,127)	$16,238	$70,591
Total comprehensive income (loss) margin	(5.5)%	4.8%	20.6%
Non-IFRS measures
Contribution ex-TAC (in thousands)(1)	$314,183	$309,726	$301,975
Adjusted EBITDA (in thousands)(2)	$83,210	$144,889	$161,238
Adjusted EBITDA margin(2)	25.1%	43.2%	47.0%

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

Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We include Contribution ex-TAC in this Annual Report because we believe it is a useful measure in assessing the performance of Nexxen because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

(2)  Adjusted EBITDA is defined as total comprehensive income (loss) for the year adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit (expenses), depreciation and amortization, stock-based compensation, restructuring and acquisition-related costs, IPO related one-time costs and other expenses, net. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

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

The following table reconciles Contribution ex-TAC to the most directly comparable IFRS financial performance measure, which is gross profit:

	Year Ended December 31,
(in thousands)	2023	2022	2021
Revenues	$331,993	$335,250	$341,945
Cost of revenues (exclusive of depreciation and amortization)	(62,270)	(60,745)	(71,651)
Depreciation and amortization attributable to Cost of Revenues	(50,825)	(25,367)	(16,605)
Gross profit (IFRS)	218,898	249,138	253,689
Depreciation and amortization attributable to Cost of Revenues	50,825	25,367	16,605
Cost of revenues (exclusive of depreciation and amortization)	62,270	60,745	71,651
Performance media cost(a)	(17,810)	(25,524)	(39,970)
Contribution ex-TAC (Non-IFRS)	$314,183	$309,726	$301,975

(a)   Represents the costs of purchases of impressions from publishers on a cost per thousand impression basis in our Performance activities.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is total comprehensive income (loss) for the year:

	Year Ended December 31,
(in thousands)	2023	2022	2021
Total comprehensive income (loss) for the year	$(18,127)	$16,238	$70,591
Foreign currency translation differences for foreign operation	(2,126)	6,499	2,632
Foreign currency translation for subsidiary sold reclassified to profit and loss	(1,234)	—	—
Taxes benefits (expenses)	2,503	19,688	(948)
Financial expense, net	2,008	2,327	2,187
Depreciation and amortization	78,285	42,700	40,259
Stock-based compensation	19,169	50,505	42,818
Other expenses	1,765	540	—
Restructuring	796	307	508
Acquisition-related cost	171	6,085	253
IPO related one-time cost	—	—	2,938
Adjusted EBITDA	$83,210	$144,889	$161,238

Contribution ex-TAC

Our Contribution ex-TAC increased by 1.4% from $309.7 million for the year ended December 31, 2022, to $314.2 million for the year ended December 31, 2023. The increase was mainly attributable to increased Contribution ex-TAC related to the Company’s core business focused on programmatic activities, but was offset to a large extent by declines in the Company’s non-core business focused on performance activities.

Adjusted EBITDA

Our Adjusted EBITDA decreased by $61.7 million from $144.9 million for the year ended December 31, 2022 to $83.2 million for the year ended December 31, 2023.  The decrease was attributable to a combination of factors including challenging macroeconomic conditions which disproportionately impacted budgets and spending for our highest-spending small- and mid-sized agency customers, to whom we are heavily-indexed, as well as a shift by those customers, and others, towards our lower-cost programmatic solutions. Adjusted EBITDA for the year ended December 31, 2023 was also challenged by the complex combination of Amobee’s and Nexxen’s talent bases, which required a significant amount of management and sales team focus, negatively impacting revenue, as well as the integration of Amobee’s business lines which operate at a lower profitability profile than the pre-acquisition standalone Nexxen business.

Key Operating Metrics

	2023	2022	2021
Active customers
Number of active customers(1)	1,008	1,250	764
Gross profit per active customer (in thousands)	$217	$199	$332
Contribution ex-TAC(2) per active customer (in thousands) – Organic(3)	$—	$308	$395
Contribution ex-TAC retention rate(4)	73%	80%	150%
Active publishers
Number of active publishers(5)	1,636	1,526	1,578
Ad impressions
Number of ad impressions(6) (in millions)	126,261	123,936	94,363

(1)   An active customer is defined as an advertiser, agency, trading desk or third-party DSP that has used our platform within a trailing 365-day period.
(2)   Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We include Contribution ex-TAC in this Annual Report because we believe it is a useful measure in assessing the performance of Nexxen International because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.
(3)   Contribution ex-TAC per active customer (in thousands) – Organic is calculated as our Contribution ex-TAC for the period divided by our active customers for the period, excluding results from any material acquisitions that we made within the reported period (such as our Amobee acquisition in 2022).  As a result, Contribution ex-TAC per active customer (in thousands) – Organic excludes any Contribution ex-TAC that we recognized from our Amobee operations following the completion of that acquisition in 2022.  We use this metric in order to allow investors to compare our results in a year where we complete a material acquisition against prior periods where we did not have the benefit of results from that material acquisition.
(4)    Contribution ex-TAC retention rate is defined as contribution ex-TAC generated in the year ended December 31, 2023 from the customers who were existing customers as of December 31, 2022 as a percentage of the contribution ex-TAC generated in the year ended December 31, 2022 from the same group of customers. Contribution ex-TAC retention rate is intended to provide an aggregated view of positive and negative changes for the same group of customers over a 12-month period, including customer attrition, customer renewal, service upgrades and service downgrades.
(5)    An active publisher is defined as a publisher or third-party SSP that has used our platform within a trailing 365-day period.
(6)    An ad impression is defined as each time an ad is displayed within our platform.

5.B. LIQUIDITY AND CAPITAL RESOURCES

Overview

As of December 31, 2023, we had net cash of $134.3 million which consisted of cash and cash equivalents of $234.3 million, offset by $100.0 million in principal long-term debt and working capital, consisting of current operating assets less current operating liabilities, of $222.1 million. We believe our working capital is sufficient for our present working capital requirements. Additionally, we believe we have the ability to generate and obtain adequate amounts of cash to meet our requirements during fiscal year 2024 and in the long-term.

The following table presents the summary consolidated cash flow information for the years presented.

	2023	2022	2021
(in thousands)	(as reported)	(as reported)	(as reported)
Net cash provided by operating activities	$60,741	$83,008	$170,088
Net cash used in investing activities	(16,960)	(232,994)	(16,487)
Net cash provided by (used in) financing activities	(26,547)	3,056	116,862

Net cash provided by operating activities was $60.7 million for the year ended December 31, 2023, which was derived from our $21.5 million total comprehensive loss for the year, adjusted for non-cash adjustments of $103.5 million, including depreciation and amortization of $78.3 million, share-based compensation of $19.2 million, net finance expense of $1.7 million, loss on the sale of a business unit of $1.8 million, loss on leases of $0.1 million, and tax expense of $2.5 million. In addition, there was $21.3 million in cash used in operating activities, which included a $30.6 million decrease in accounts receivable, a $43.1 million decrease in accounts payable, $8.4 million paid in net income taxes and $0.5 million in net interest paid, including $8.5 million in interest paid, offset by $8.0 million in interest received.

Net cash provided by operating activities was $83.0 million for the year ended December 31, 2022, which is derived from our profit for the year of $22.7 million, adjusted for non-cash adjustments of $115.6 million, including depreciation and amortization of $42.7 million, stock-based compensation of $50.5 million, finance expense of $2.1 million, loss on sale and disposal of fixed and intangible assets of $0.5 million, and loss on leases of $0.1 million, tax expense of $19.7 million. In addition, there was $55.4 million in cash used in operating activities, which includes a decrease in accounts receivable of $57.1 million, a decrease in accounts payable of $100.1 million, a decrease in employee benefit of $0.2 million, income taxes paid, net of $13.6 million and interest received, net of $1.5 million.

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

Net cash used in investing activities

Net cash used in investing activities was $17.0 million for the year ended December 31, 2023, which was derived from $15.1 million related to acquisition and capitalization of intangible assets, $4.5 million related to acquisition of fixed assets, partially offset by $1.5 million in pledged deposits, $1.1 million in lease payment receipt and $0.05 million in repayments from a loan to a third party.

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

Net cash provided by (used in) in financing activities

Net cash used in financing activities was $26.5 million for the year ended December 31, 2023, which was derived from $17.3 million related to lease repayment and $9.5 million related to the acquisition of the Company’s own shares, partially offset by $0.2 million related to proceeds from the exercise of share options.

Net cash provided by financing activities was $3.1 million for the year ended December 31, 2022, which is derived from receipt of long-term debt, net of debt cost of $98.9 million and proceeds from exercise of share options of $2.2 million, partially offset by acquisition of the Company’s own shares of $86.0 million and leases repayment of $12.0 million.

Net cash provided by financing activities was $116.9 million for the year ended December 31, 2021, which is derived from issuance of shares, net of issuance cost of $134.6 million and proceeds from exercise of share options of $1.4 million, partially offset by acquisition of the Company’s own shares of $6.6 million and leases repayment of $10.0 million, as well as payment of financial liability of $2.4 million.

Credit agreement

In September 2022, Nexxen Group US Holdings Inc. (f/k/a Unruly Group US Holding Inc.) entered into a $90 million senior secured term loan facility (the Term Loan Facility) and a $90 million senior secured revolving credit facility with a $15 million letter of credit sub-facility (the Revolving Credit Facility and, together with the Term Loan Facility, collectively, the Credit Facilities). The Company used the net proceeds of the Term Loan Facility and $10 million of net proceeds of the Revolving Credit Facility to fund a portion of the cash consideration required to close its acquisition of Amobee. The Company may use borrowings made from time to time under the Revolving Credit Facility for general corporate purposes or other purposes not prohibited under the Credit Facilities. Each of the Credit Facilities matures on September 15, 2025 and bears interest, at the Company’s discretion, at a base rate plus a margin of 0.25% to 1.00% per annum or SOFR rate plus a spread of 1.25% to 2.00% per annum plus a credit spread adjustment of 0.10% to 0.25% based on the interest period duration of the applicable borrowing, in each case with such margin being determined by the Company’s consolidated total net leverage ratio. The Revolving Credit Facility may be borrowed, repaid, and re-borrowed until its maturity. The Company may prepay the Credit Facilities at its discretion without premium or penalty. The Credit Facilities are each due and payable in full on the respective maturity date of such Credit Facility.

The Company is also obligated to pay a commitment fee on the undrawn amounts of the Revolving Credit Facility at an annual rate ranging from 0.20% to 0.35%, determined by the Company’s total net leverage ratio. The Credit Facilities require compliance with various financial and non-financial covenants, including affirmative and negative covenants. The financial covenants require that the total net leverage ratio not exceed 3x and the interest coverage ratio not be less than 4x, in each case measured as of the end of each fiscal quarter. As of December 31, 2023, the Company was in compliance with all related covenants. The letter of credit sub-facility includes a fee at a rate per annum equal to the applicable margin for SOFR Loans then in effect on the daily maximum amount then available to be drawn as well as a fronting fee equal to 0.125% per annum along with other standard fees.

Nexxen Group US Holdings Inc.’s obligations under the Credit Facilities are (i) jointly and severally guaranteed by Nexxen International Ltd. and certain of Nexxen International Ltd.’s direct and indirect, existing and future wholly owned restricted subsidiaries, subject to certain exceptions and (ii) secured on a first-lien basis by substantially all of the tangible and intangible assets of Nexxen Group US Holdings Inc. and the guarantors of the Credit Facilities, subject to certain permitted liens and other agreed upon exceptions.

Capital Expenditures

Our capital expenditure consists primarily of purchases of hardware and software. Our capital expenditures during the years ended December 31, 2023, 2022 and 2021 were $19.8 million, $17.1 million and $7.1 million, respectively. We will continue to make capital expenditures to meet the expected growth of our business, which we anticipate will be financed through our existing cash and cash equivalents.

Contractual Obligations

As of December 31, 2023, and December 31, 2022, our contractual obligation of financial liability is in respect of leases, trade, and other payables in the amount of $332,782 and $361,820, respectively. The contractual maturity of the financial liability that is less than one year is in the amount of $201,955 and $239,240 for December 31, 2023, and December 31, 2022, respectively.

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

Our technology and development team is mainly based in the United States and Israel and is comprised of 252 employees.

Research and development expenses were $49.7 million, $33.7 million and $18.4 million in 2023, 2022 and 2021, respectively, and accounted for 17.3%, 14.7%, and 9.4% of our operating expenses in 2023, 2022 and 2021 respectively.

Our success depends, in part, on our ability to protect the proprietary methods and technologies that we develop or otherwise acquire. We rely on a combination of patent, trademark, copyright, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies and own more than 50 patents. We recently rebranded our Company’s various businesses under the name “nexxen” and associated nexxen logo, in order to further promote our unified service and product offerings. The Company has been working on this rebranding in its public facing assets. The Company has already obtained international trademark registration for these trademarks. The Company has also received Notices of Publication from the United States and Australian Trademark Offices for our U.S. and Australian Trademark Applications on “nexxen” and the nexxen logo. The Company is actively prosecuting similar trademark applications in Canada, China, the European Union, Israel, Japan, Mexico, Singapore, and the United Kingdom. The Company also uses and actively protects other trademarks in various jurisdictions and holds trademark registrations for the Perk mark in the United States and the Perk logo in Australia, New Zealand, United Kingdom, and WIPO. We generally enter into confidentiality and/or license agreements with our employees, consultants, vendors and advertisers, and we generally limit access to, and distribution of, our proprietary information. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

5.D. TREND INFORMATION

Advertising Ecosystem. We believe that we are positioned to benefit from several trends in the evolving advertising ecosystem, including the proliferation of digital media consumption, adoption of programmatic advertising, a growing focus on premium formats such as Video and CTV, linear advertising budgets shifting towards, and converging with digital advertising budgets, an increased reliance on data and planning tools by advertisers, and the increasing sophistication of the overall digital landscape. We address the broad and evolving digital advertising market through our three core offerings, including a proprietary DSP solution that advertisers leverage to manage digital advertising campaigns, a proprietary SSP solution that publishers leverage to optimally monetize digital inventory and a proprietary DMP solution which is integrated with both our DSP and SSP solutions. Our versatile DMP solution benefits from vast amounts of data and provides optimal campaign recommendations for audience sets by employing advanced machine learning algorithms. The contextualization of the data synthesized by our DMP solution provides advertisers with a comprehensive, personalized view of audiences, enabling more effective targeting across formats and devices and optimizes the monetization of publisher inventory. By combining these three proprietary solutions as well as integrations with industry-leading partners, we provide an end-to-end software platform that is dynamic and flexible to our customers’ needs, which enables us to address more digital ad spend. During 2023, the Company, its customers, and its partners continued to face persistent macroeconomic challenges associated with several factors including: rising interest rates; rising inflation; continued global supply chain constraints; geopolitical hostilities including those between Russia and Ukraine, Israel and Hamas, and Israel and Hezbollah (amongst others); recession concerns; and broader macroeconomic uncertainty, the combination of which drove many advertisers across several industries to reduce budgets and spending and cancel or delay campaigns previously anticipated in 2023. The Company believes the aforementioned factors will continue to impact the advertising demand environment and financial markets during 2024, and potentially beyond.

5.E. CRITICAL ACCOUNTING ESTIMATES

Accounting Policies, Judgments and Estimates

We prepare our audited consolidated financial statements in accordance with IFRS as issued by the IASB. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our audited consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly re-evaluate our assumptions, judgments and estimates, which are described in Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors and Senior Management

The following table sets forth information regarding our executive officers and directors, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Ofer Druker	58	Chief Executive Officer and Director
Sagi Niri	52	Chief Financial Officer and Director
Yaniv Carmi	42	Chief Operating Officer and Director
Directors
Christopher Stibbs	61	Non-Executive Chairperson
Rebekah Brooks	53	Non-Executive Director
Norm Johnston	57	Non-Executive Director
Neil Jones	57	Senior Non-Executive Director
Joanna Parnell	45	Non-Executive Director
Lisa Klinger	56	Non-Executive Director
Daniel Kerstein	51	Non-Executive Director
Rhys Summerton	47	Non-Executive Director

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

Lisa Klinger. Lisa Klinger has served as a member of our board of directors since April 2021. Ms. Klinger has nearly 30 years of experience in international finance. Most recently, between 2018 and 2019, Ms. Klinger served as Chief Financial Officer at Ideal Image Development Corp, an L Catterton portfolio company and the largest U.S. retail provider of nonsurgical cosmetic and aesthetic procedures. Prior to that, between 2016 and 2017, she held the role of Chief Financial and Administrative Officer at Peloton Interactive Inc., (NASDAQ:PTON), the leading connected fitness platform. Ms. Klinger's previous Chief Financial Officer roles include Vince Holding Corp. (NYSE:VNCE), a fashion apparel company and The Fresh Market, Inc., a specialty food retailer. At both companies, Ms. Klinger led go-public processes and subsequently served on the Executive Leadership team of the public entities. Ms. Klinger also held senior finance roles at Limited Brands and at Michael’s Stores, Inc. where she was Senior Vice President, Finance and Treasurer, and Acting Chief Financial Officer. She currently serves on the Board of Directors and as Audit Committee Chair of Emerald Holdings, Inc. (NYSE:EEX), a leading U.S. business-to-business platform producer of trade shows, events, conferences, marketing, and B2B software solutions, since 2018, and also serves on the Board of Directors and both the Audit Committee and Compensation Committee of The Container Store Group, Inc. (NYSE:TCS), the leading specialty retailer of storage, organization products, custom closets and in-home services in North America. Ms. Klinger also served on the Board of Directors and Audit Committee of Party City Holdco, Inc. (NYSE:PRTY), a vertically integrated party goods supplier and retailer from 2015 to 2021. Ms. Klinger holds a B.S.B.A. in Finance from Bowling Green State University.

Daniel Kerstein. Daniel Kerstein has served as a member of our board of directors since December 2023. From 2011 through 2023, Mr. Kerstein held the position of Managing Director, M&A and Global Head of Activist Defense and ESG Advisory at Barclays, where he managed a global team of bankers focused on activist-shareholder defense and ESG advisory. From 2007 through 2011, Mr. Kerstein held the position of Managing Director, Global Finance at Barclays and Lehman Brothers where he led a team of structuring experts, lawyers and accountants, applying accounting, tax, regulatory and general financial expertise to address changing market and regulatory environments to create innovative financial products and strategic alternatives focused on maximizing corporate and shareholder value and improving company returns. Mr. Kerstein joined Lehman Brothers in 2003 from Merrill Lynch. From 1997 through 2003, Mr. Kerstein held the position Vice President, Corporate Finance Investment Banking at Merrill Lynch. Mr. Kerstein holds a B.A. from CUNY, Queens College and a J.D. from Harvard Law School.

Rhys Summerton. Rhys Summerton has served as a member of our board of directors since December 2023. From 2014 through the present, Mr. Summerton holds the position of Fund Manager and Investor at Milkwood Capital, a long-term, value-oriented, global investment company. During this time, Mr. Summerton has successfully promoted the value realization of a number of investments through efficient capital allocation and decision making. From 2009 to 2013, Mr. Summerton held the position of Managing Director and Global Head of Emerging Market Equity Research at Citigroup, managing the number 1 ranked research franchise. Prior to that, Mr. Summerton was a telecoms and media analyst at Citigroup and Cazenove. Mr. Summerton is a Chartered Accountant, through Ernst & Young.

Executive Officers

Ofer Druker. Ofer Druker has served as our Chief Executive Officer and as a member of our board of directors since April 2019 following the completion of the merger with RhythmOne, a digital advertising technology company. From November 2017 to April 2019, Mr. Druker served as our Executive Chairman of the Tremor Video division and was instrumental in our successful integration of Tremor Video after its acquisition in August 2017. Previously, Mr. Druker was the founder and Chief Executive Officer of Matomy Media Group Ltd. (LSE:MTMY), a data-driven advertising company (“Matomy”) until April 2017, having built Matomy from its inception in 2007 into a digital media company. Mr. Druker was responsible for leading and integrating Matomy’s most important strategic transactions, including the acquisitions of Team Internet, Media Whiz, Mobfox and Optimatic.

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

6.B. COMPENSATION

Aggregate Compensation of Office Holders

The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2023 was approximately $13.5 million. This amount includes approximately $0.2 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

As of December 31, 2023, 1,602,500 RSUs and PSUs granted to our executive officers and directors were outstanding under our equity incentive plans.

Compensation Disclosure in Accordance with Israeli Law

The table below is required under applicable Israeli Law and sets forth the compensation earned by our five most highly compensated office holders during or with respect to the year ended December 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

Summary Compensation Table

	Information Regarding Covered Executives(1)
Name and Principal Position(2)	Base Salary	Benefits and Prerequisites (3)	Variable Compensation (4)	Equity-Based Compensation (5)	Total
Ofer Druker, Chief Executive Officer	$720,000	$76,921	$468,000	$5,908,292	$7,173,213
Yaniv Carmi, Chief Operating Officer	$600,000	$73,491	$312,000	$2,612,659	$3,598,150
Sagi Niri, Chief Financial Officer	$324,367	$91,613	$195,000	$2,088,681	$2,699,661
Chance Lee Johnson, Chief Commercial Officer	$350,000	$62,129	$328,186	$489,491	$1,229,806
Tal Mor, Chief Technology Officer	$256,250	$54,228	$227,500	$629,715	$1,167,693

(1)   In accordance with Israeli law, all amounts reported in the table are in terms of cost to the Company, as recorded in our audited consolidated financial statements for the year ended December 31, 2023.
(2)   All current officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2023.
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
(4)   Amounts reported in this column refer to variable compensation such as earned commissions, incentives and earned or paid bonuses as recorded in our audited consolidated financial statements for the year ended December 31, 2023.
(5)   Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2023 with respect to equity-based compensation, reflecting also equity awards made in previous years which have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 17 to our audited consolidated financial statements, which are included in this Annual Report.

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

In 2021, our compensation committee, board of directors and shareholders approved to grant to Mr. Druker, effective upon completion of the IPO, 2,625,000 RSUs and 1,125,000 PSUs pursuant to our 2017 Equity Incentive Plan (the “2017 Plan”). The RSUs vest gradually over a period of three years, with 8.33% of the grant vesting each quarter, subject to Mr. Druker continuing to be employed by the group on the applicable vesting date. The PSUs vest gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) Mr. Druker continuing to be employed by the group on the applicable vesting date, and (ii) compliance with performance-based metrics as determined by the compensation committee. The vesting of the RSUs and PSUs shall accelerate in full automatically upon the consummation of a change in control of the Company. Mr. Druker was not granted any equity awards in 2022 or 2023.

Chief Operating Officer and Executive Director. Yaniv Carmi, our Chief Operating Officer and executive director, has a current annual base salary of $600,000, and he is eligible to an annual bonus equal to up to 80% of his annual base salary (or $480,000), subject to compliance with annual performance criteria to be determined by the compensation committee each year. Mr. Carmi is entitled to a special bonus of £300,000 (or $381,939) in the event of a company sale (or a pro rata portion in the case of a partial sale).

In 2021, our compensation committee, board of directors and shareholders approved to grant to Mr. Carmi, effective upon the IPO, 1,155,000 RSUs and 495,000 PSUs pursuant to our 2017 Plan. The RSUs vest gradually over a period of three years, with 8.33% of the grant vesting each quarter, subject to Mr. Carmi continuing to be employed by the group on the applicable vesting date. The PSUs vest gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) Mr. Carmi continuing to be employed by the group on the applicable vesting date, and (ii) compliance with performance-based metrics as determined by the compensation committee. The vesting of the RSUs and PSUs shall accelerate in full automatically upon the consummation of a change in control of the Company. Mr. Carmi was not granted any equity awards in 2022 or 2023.

Chief Financial Officer and Executive Director. Sagi Niri, our Chief Financial Officer and executive director, has a current annual base salary of NIS 1,200,000 (approximately $324,367), and he is eligible to an annual bonus equal to up to 92% of his annual base salary (or $300,000), subject to compliance with annual performance criteria to be determined by the compensation committee each year.

In 2021, our compensation committee, board of directors and shareholders approved to grant to Mr. Niri, effective upon the completion of the IPO, 945,000 RSUs and 405,000 PSUs pursuant to our Global Share Incentive Plan (2011), as amended (the “2011 Plan”). The RSUs vest gradually over a period of three years, with 8.33% of the grant vesting each quarter, subject to Mr. Niri continuing to be employed by the group on the applicable vesting date. The PSUs vest gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) Mr. Niri continuing to be employed by the group on the applicable vesting date, and (ii) compliance with performance-based metrics as determined by the compensation committee. The vesting of the RSUs and PSUs shall accelerate in full automatically upon the consummation of a change in control of the Company. Mr. Niri was not granted any equity awards in 2022 or 2023.

Non-Executive Directors

We currently pay the chairman of our board of directors an annual cash retainer of £150,000 (approximately $187,080) and each of our other non-executive directors an annual cash retainer of £43,000 (approximately $53,629). In addition, we pay the chair of our audit committee an annual cash retainer of $18,000 and the chair of our compensation committee an annual cash retainer of £7,000 (approximately $8,730), and we pay our senior non-executive director, Neil Jones, an additional annual cash retainer of £5,000 (approximately $6,236).

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

On December 27, 2023, our shareholders approved (i) an increase of 1,250,000 ordinary shares to the share reserve of the 2011 Plan, and (ii) an increase of 3,750,000 ordinary shares to the share reserve of the 2017 Plan.

As of December 31, 2023, a total of 3,705,228 options to purchase ordinary shares, with a weighted average exercise price of £6.21 ($7.91) per share and 2,973,572 RSUs and PSUs were outstanding under the 2011 Plan and 2017 Plan, collectively. As of December 31, 2023, 6,202,712 ordinary shares were available for future issuance under the 2011 Plan and 2017 Plan, collectively.

In connection with the SpearAd acquisition in October 2021, we issued the sellers 370,000 restricted share awards subject to time and performance vesting criteria. As of December 31, 2023, 69,999 of such restricted share awards were outstanding. The restricted share awards were not issued as part of the Company’s equity incentive plans.

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

In connection with the IPO, we elected to “opt out” from such requirements of the Companies Law effective upon the closing of the IPO in June 2021. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares or ADSs are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable rules of Nasdaq) applicable to U.S. domestic issuers.

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

Under our amended and restated articles of association, the number of directors on our board of directors will be no less than four and no more than eleven directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors will be for a term of office that expires on next annual general meeting following such election or re-election.

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

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee consisting of at least three directors.

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

A copy of the audit committee charter is available to investors and others on our website at investors.nexxen.com/governance/governance-overview.

Compensation Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee consisting of at least three directors.

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain a compensation committee consisting of at least two independent directors.

Our compensation committee consists of Neil Jones, Joanna Parnell, Lisa Klinger and Daniel Kerstein. Neil Jones serves as chairperson of the committee. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

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

A copy of the compensation committee charter is available to investors and others on our website at investors.nexxen.com/governance/governance-overview.

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

•
a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements (this requirement is in addition to the Incentive-Based Compensation Recoupment Policy we adopted in accordance with Nasdaq rules (a copy of which is filed as an exhibit to this Annual Report on Form 20-F);

•	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•	a limit to retirement grants.

Our compensation policy was last adopted by our compensation committee, board of directors and shareholders on December 27, 2023 and is filed as an exhibit to this Annual Report.

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

•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business: and

•	to oversee our policies, programs and strategies related to environmental, social and governance.

A copy of the sustainability, nominating and governance committee charter is available to investors and others on our website at investors.nexxen.com/governance/governance-overview.

Compensation of Directors and Executive Officers

Directors

Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. We do not have any written agreement with any director providing for benefits upon the termination of such director’s relationship with our Company. If the compensation of our directors is inconsistent with our stated compensation policy, then those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

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

6.D. EMPLOYEES

As of December 31, 2023, we had 895 employees, including 583 in the United States, 189 in Tel Aviv, and 123 employees in other international locations. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

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

6.F. DISCLOSURE OF REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2024:

•	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each of our directors, executive officers and Covered Executives individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, which includes the power to dispose of or to direct the disposition of such security. For purposes of the table below, we deem shares subject to options, RSUs or PSUs that are currently exercisable or exercisable (in the case of options) or vested (in the case of RSUs or PSUs) within 60 days of February 28, 2024 to be outstanding and to be beneficially owned by the person holding the options, RSUs, or PSUs for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the ownership and percentage ownership of all executive officers and directors as a group.

The percentage of shares beneficially owned are based on 141,793,187 ordinary shares outstanding as of February 28, 2024.

Unless otherwise noted below, each shareholder’s address is 82 Yigal Alon Street, Tel Aviv, 6789124, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

	Beneficial Ownership as of February 28, 2024
	Ordinary Shares	Voting Power
Name of Beneficial Owner	Number	%
Principal Shareholders
Mithaq Capital SPC(1)	35,917,422	25.3
Toscafund Asset Management LLP(2)	23,939,187	16.9
Schroder Investment Management Limited(3)	14,328,218	10.1
News Corporation(4)	8,525,323	6.0
Directors, Executive Officers and Covered Executives(5)
Ofer Druker(6)	4,538,551	3.2
Sagi Niri(7)	1,583,900	1.1
Yaniv Carmi(8)	2,098,913	1.5
Chance Lee Johnson	*	*
Tal Mor	*	*
Christopher Stibbs	—	—
Rebekah Brooks	—	—
Norm Johnston	—	—
Neil Jones	*	*
Joanna Parnell	—	—
Lisa Klinger	—	—
Daniel Kerstein	—	—
Rhys Summerton	—	—
All executive officers and directors as a group (11 persons)	8,229,364	5.8%

*	Indicates ownership of less than 1%.
(1)
This information is based upon an Amendment No. 3 to Schedule 13D jointly filed by Mithaq Capital SPC (“Mithaq Capital”), Turki Saleh A. AlRajhi and Muhammad Asif Seemab with the SEC on February 15, 2024, and a Form TR-1 provided by Mithaq Capital on February 7, 2024. Mithaq Capital is managed by its Board of Directors, which consists of Turki Saleh A. AlRajhi and Muhammad Asif Seemab, and the Board has exclusive authority concerning purchases, dispositions and voting of the ordinary shares. Each of Mr. AlRajhi and Mr. Seemab possesses an ownership interest in Mithaq Capital, and Mr. Seemab may share in any profits realized from Mithaq Capital’s investment in the ordinary shares. Mithaq Capital may be deemed to beneficially own 35,917,422 ordinary shares of the Company and has sole voting and dispositive power with respect to the shares, while Mr. AlRaji and Mr. Seemab each have shared voting and dispositive power with respect to the shares. The principal address of Mithaq Capital is c/o Synergy, Anas Ibn Malik Road. Al Malqa, Riyadh 13521 Saudi Arabia.

(2)
This information is based upon an Amendment No. 3 to a Schedule 13G jointly filed by Toscafund Asset Management LLP (“Toscafund”), Tosca Opportunity, Toscafund Limited, Old Oaks Holdings Limited and Martin Hudges with the SEC on February 13, 2024 and other information provided to the Company by Toscafund. Toscafund is the entity for which Toscafund Limited, Old Oak Holdings and Martin Hughes may be considered a holding company or control person, as applicable, and therefore may be deemed to have beneficial ownership over 23,939,187 ordinary shares of the Company and has shared voting and dispositive power with respect to the shares. Tosca Opportunity may be deemed to beneficially own 16,469,940 ordinary shares and has shared voting and dispositive power with respect to the shares. The principal address of Toscafund is 5th Fl, Ferguson House, 15 Marylebone Rd, London, United Kingdom NW1 5JD. The principal address of Tosca Opportunity is Ugland House, Box 309, Grand Cayman, Cayman Islands KY1-1104.

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

(5)	Includes Covered Executives in accordance with Israeli law and the Exchange Act.
(6)	Includes 218,750 RSUs vesting within 60 days of February 28, 2024.
(7)	Includes 148,750 RSUs and 70,000 PSUs vesting within 60 days of February 28, 2024.
(8)	Includes 96,250 RSUs vesting within 60 days of February 28, 2024.

Significant Changes in Percentage Ownership

In September 2022, our board of directors authorized a share repurchase program, authorizing the purchase of up to $20.0 million of its ordinary shares on AIM. The repurchase plan commenced on October 1, 2022, and was completed on March 22, 2023. All share repurchases were made in accordance with all applicable securities laws and regulations. From January 1, 2023 through March 22, 2023, the Company repurchased under such plan a total of 2,505,851 ordinary shares at an average price of 288.91 pence (or $3.49), for a total investment of approximately £7.3 million, or $8.7 million, including fees.

On December 18, 2023, the Company received approval from the Israeli court to buy back an additional $20.0 million of its ordinary shares on AIM. The new repurchase plan commenced on December 20, 2023, and will continue until the earlier of (i) June 18, 2024 and (ii) the date the program is completed. The program may be suspended, modified, or discontinued at any time at the Company’s discretion, subject to applicable law. From December 20, 2023 through December 31, 2023, the Company repurchased under such plan 221,506 ordinary shares at an average price of 201.01 pence (or $2.55), for a total investment of approximately £0.4 million, or $0.6 million, including fees. All share repurchases are made in accordance with all applicable securities laws and regulations.

In 2023, under both share repurchase programs, the Company repurchased an aggregate of 2,727,357 ordinary shares on AIM, or approximately 2% of shares outstanding, at an average price of 281.77 pence (or $3.42) which reflected a total combined investment of approximately £7.7 million, or $9.3 million.

In addition, in July 2023, we repurchased 2,240 restricted ordinary shares that did not vest from one of our employees, at $0.

Other than as set forth above and otherwise disclosed in this Annual Report, no significant changes have occurred since December 31, 2023.

7.B. RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred

The following is a description of our related party transactions since January 1, 2023.

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

Rights of Appointment

Our current board of directors consists of eleven directors. We are not a party to, and are not aware of, any voting agreements among our shareholders.

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

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

We have appended our audited consolidated financial statements at the end of this Annual Report, starting at page F-3, as part of this Annual Report.

Legal Proceedings

We may, from time to time, be party to legal or regulatory proceedings arising in the ordinary course of business. Defending any such legal proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

On May 18, 2021, we filed a complaint against Alphonso, Inc. (“Alphonso”) in the Supreme Court of the State of New York, County of New York (the “Court”), asserting claims for breach of contract, tortious interference with business relations, intentional interference with contractual relations, unjust enrichment, and conversion (the “Alphonso Lawsuit”). The lawsuit arose out of Alphonso’s breach of a Strategic Partnership Agreement and an Advance Payment Obligation and Security Agreement (the “Security Agreement”) with us, and LG Electronics Inc.’s (“LG”) tortious interference with the Company’s contractual relationships and business relations and related misconduct. On February 23, 2024, the Company entered into a settlement and release agreement with Alphonso and LG and the parties have agreed to dismiss the Alphonso Lawsuit.

On June 21, 2022, Alphonso filed a complaint against the Company in the United States District Court for the Northern District of California, asserting claims for misappropriation of trade secrets under federal and state law. On October 11, 2023, Alphonso dismissed its claims in the lawsuit with prejudice. On October 25, 2023, the Company filed a bill of costs to recover allowable legal costs from Alphonso. The Company’s request for tax costs is pending with the Court.

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

8.B. SIGNIFICANT CHANGES

No significant changes have occurred since December 31, 2023, except as otherwise disclosed in this Annual Report.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ADSs have been listed on the Nasdaq Global Market under the symbol “TRMR” since June 18, 2021, and under the symbol “NEXN,” since January 10, 2024. Each ADS represents the right to receive two ordinary shares, par value NIS 0.01 per share. Prior to that date, there was no public trading market for our ADSs. Our ordinary shares have traded on AIM, a market operated by the London Stock Exchange, under the symbol “TRMR,” since May 28, 2014, and under the symbol “NEXN,” since January 10, 2024.

As of February 28, 2024, the last reported sale price of our ADSs on the Nasdaq Global Market was $5.27 per ADS.

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

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our authorized share capital consists of 500,000,000 ordinary shares, par value NIS 0.01 per share, of which 141,793,187 shares are issued and outstanding as of February 28, 2024, and 52,911,510 ordinary shares are held in treasury.

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report on Form 20-F. The information called for by this item is set forth in Exhibit 2.1 to this Annual Report on Form 20-F and is incorporated herein by reference.

10.C. MATERIAL CONTRACTS

Summaries of the following material contracts and amendments to these contracts are included in this Annual Report in the places indicated.

Material Contract	Location in This Annual Report
Global Share Incentive Plan (2011)	Item 6.B. Directors, Senior Management and Employees – Compensation Equity Incentive Plans.
2017 Equity Incentive Plan	Item 6.B. Directors, Senior Management and Employees –Compensation Equity Incentive Plans.
Compensation Policy	Item 6.C. Directors, Senior Management and Employees Board Practices – Compensation Policy under the Companies Law.
Form of Indemnification Agreement	Item 6.C. Directors, Senior Management and Employees –Board Practices – Exculpation, Insurance and Indemnification of Office Holders.
Credit Agreement	Item 5.B. Liquidity and Capital Resources
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

Tax Considerations

The following is a brief summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ADSs. This summary does not discuss all aspects of the Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to Corporate Income Tax (CIT). The current CIT rate is 23%. Capital gains derived by an Israeli company are generally subject to the prevailing CIT rate. Nevertheless, as elaborated below, the Law for the Encouragement of Capital Investments provides tax benefits for Israeli enterprises meeting certain requirements and criteria. In our context, the Company’s enterprise may be eligible to the “preferred technological enterprise” and a “special preferred technological enterprise” that provides a reduced CIT rate of 12%. Additionally, the taxable income of the company outside the Company’s enterprise will be subject to CIT as mentioned above.

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

Taxation of Non-Israeli Resident Shareholders

Capital Gains Taxes

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ADSs will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2023).

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

An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23%. An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “substantial shareholder” at the time of the sale or at any time during the preceding 12-months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2023). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares.

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

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 698,280 for 2023, which amount is linked to the annual change in the Israeli consumer price index.

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

Effective until December 31, 2022, the Company has a tax ruling which was obtained from the Israeli Tax Authorities and determines that the company owns an industrial enterprise and Preferred Technological Enterprise as defined in the Investments Law. The Company applied to the Israeli Tax Authorities for an extension of the approval.

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

Disposition of ADSs

Subject to the discussion below under “—Passive Foreign Investment Company,” a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of our ADSs equal to the difference, if any, between the amount realized and the United States Holder’s adjusted tax basis in those ADSs. A United States Holder’s initial tax basis in shares generally will equal the cost of such shares. If any foreign tax is imposed on the sale, exchange or other disposition of our ADSs, a United States Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are treated as long term capital gain and thus subject to a lower rate under current law if such United States Holder’s holding period in our ADSs exceeds one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. Because gain for the sale or other taxable disposition of our ADSs will be treated as United States source income, and you may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, your ability to utilize a foreign tax credit with respect to any foreign tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. In addition, if you are eligible for the benefit of the income tax convention between the United States and the State of Israel and pay Israeli tax in excess of the amount applicable to you under such convention or if the Israeli tax paid is refundable, you will not be able to claim any foreign tax credit or deduction with respect to such Israeli tax. You should consult your tax advisor as to whether the Israeli tax on gains may be creditable or deductible in light of your particular circumstances and your ability to apply the provisions of an applicable treaty.

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

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. In addition, copies of all information and documents pertaining to press releases, media conferences, investor updates and presentations at analyst and investor presentation conferences can be downloaded from our website www.nexxen.com. The information contained on our website is not a part of this Form 20-F.

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

10.I. SUBSIDIARY INFORMATION

Not applicable.

10.J. ANNUAL REPORT TO SECURITY HOLDERS

The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a periodic report on Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates and interest rates, which are discussed in detail below. See Note 18e and 18f of our audited consolidated financial statements for further information about market risk sensitivity.

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

Fees and Charges

As an ADS holder, you will be required to pay the following fees to Citibank under the terms of the deposit agreement:

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

•
Conversion of ADSs of one series for ADSs of another series (e.g., converted upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).
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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the audited consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

This Annual Report does not include an attestation report of our registered public accounting regarding internal control over financial reporting firm because we are currently an emerging growth company in accordance with the Exchange Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE AND FINANCIAL EXPERT

Our board of directors has determined that Lisa Klinger qualifies as an “audit committee financial expert”, as defined by the rules of the SEC and has the requisite financial experience defined by the Nasdaq rules. In addition, Ms. Klinger is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of the Nasdaq Global Market. See Item 6. “Directors, Senior Management and Employees—6.C. Board Practices” of this Annual Report.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics and Conduct that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Ethics and Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Ethics and Conduct, employee misconduct, conflicts of interest or other violations. A copy of the code is delivered to every employee of the Company and all of its subsidiaries and is available to investors and others on our website at investors.nexxen.com/governance/governance-overview or by contacting our investor relations department. Our Code of Ethics and Conduct is intended to meet the definition of “code of ethics” under Item 16B. of Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees

Somekh Chaikin, a member firm of KPMG International (“KPMG”), located in Tel Aviv, Israel (PCAOB ID No. 1057), has served as our independent registered public accounting firm for the fiscal years ended December 31, 2023 and 2022. The following are KPMG fees for professional services in each of the respective years:

	Year Ended December 31,
	2023	2022
	(in thousands)
Audit fees	826	842
Audit-related fees	—	130
Tax fees	281	288

Total	1,107	1,260

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

On September 20, 2022, our board of directors authorized a share repurchase program, authorizing the purchase of up to $20.0 million of its ordinary shares on AIM. The repurchase plan commenced on October 1, 2022, and was completed on March 22, 2023. From January 1, 2023 through March 22, 2023, the Company repurchased under such plan a total of 2,505,851 ordinary shares at an average price of 288.91 pence (or $3.49), for a total investment of approximately £7.3 million, or $8.7 million, including fees. All share repurchases were made in accordance with all applicable securities laws and regulations.

On December 18, 2023, the Company received approval from the Israeli court to buy back an additional $20.0 million of its ordinary shares on AIM. The new repurchase plan commenced on December 20, 2023, and will continue until the earlier of (i) June 18, 2024 and (ii) the date the program is completed The program may be suspended, modified, or discontinued at any time at the Company’s discretion, subject to applicable law. From December 20, 2023 through December 31, 2023, the Company repurchased under such plan 221,506 ordinary shares at an average price of 201.01 pence (or $2.55), for a total investment of approximately £0.4 million, or $0.6 million, including fees. All share repurchases were made in accordance with all applicable securities laws and regulations.

In 2023, under both share repurchase programs, the Company repurchased an aggregate of 2,727,357 ordinary shares on AIM, or approximately 2% of shares outstanding, at an average price of 281.77 pence (or $3.42) which reflected a total combined investment of approximately £7.7 million, or $9.3 million.

In addition, in July 2023, we repurchased 2,240 restricted ordinary shares that did not vest from one of our employees, at $0.

The table below provides detailed information.

Period	Total Number of Ordinary Shares Purchased (1)	Average Price Paid per Ordinary Share		Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value that May Yet be Purchased under the Plans or Programs (2)
January 1 – January 31	669,562	$3.63		669,562	$8,747,751
February 1 – February 28	580,829	$3.98		580,829	$6,311,279
March 1 – March 31	1,255,460	$3.17		1,255,460	$3,992,329
April 1 – April 30	—	—		—	—
May 1 – May 31	—	—		—	—
June 1 – June 30	—	—		—	—
July 1 – July 31	2,240	$0.00		—	—
August 1 – August 31	—	—		—	—
September 1 – September 30	—	—		—	—
October 1 – October 31	—	—		—	—
November 1 – November 30	—	—		—	—
December 1 – December 31	221,506	$2.55		221,506	$20,000,000
Total	2,729,597	$3.41	*	2,727,357	—

*          Equivalent to $6.82 per ADS. Each ADS represents two ordinary shares.
(1)       Except for the 2,240 unvested restricted ordinary shares repurchased from an employee (as described above), all shares were repurchased as part of the publicly announced repurchase program.
(2)      The first repurchase program of $20.0 million which was publicly announced on September 20, 2022, commenced on October 1, 2022 and was completed on March 22, 2023. The second repurchase program of $20.0 million which was publicly announced on December 18, 2023, commenced on December 20, 2023 and will continue until the earlier of (i) June 18, 2024 and (ii) the date the program is completed.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

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

 See Item 6. “Directors, Senior Management and Employees—6.C. Board Practices.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

 Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risks from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes.  We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct quarterly risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems, products, services, and our broader enterprise IT environment.  These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards.

Our overall risk management system includes:

•	a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

•	policies, standards and processes based upon National Institute of Standards and Technology (“NIST”), the International Organization for Standardization and other applicable industry standards;

•	regular assessments and deployment technical safeguards to improve the protection of our information systems;

•	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

•	cybersecurity awareness training of our employees, incident response personnel, and senior management;

•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

•
entering into agreements with our third-party service providers that require them to implement and maintain appropriate security measures, consistent with all applicable laws, to implement and maintain reasonable security measures in connection with their work with us, and to promptly report any suspected breach of its security measures that may affect our Company.

We continue to make investments to enhance the protection of our information technology systems and our business from cybersecurity incidents, including maintaining a cybersecurity insurance policy.

For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 3.D. “Risk Factors” in this Annual Report on Form 20-F, including the risk factor entitled “We are subject to cybersecurity risks to operational systems, security systems, infrastructure and personal data processed by us or third-party vendors or suppliers and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business.”

Governance

Our board of directors, with the assistance of the audit committee, oversees the Company’s cybersecurity programs and strategies.

The audit committee oversees the Company’s guidelines and policies with respect to risk assessment and risk management, including risk exposures related to information security, cybersecurity and data protection, and the steps management has taken to monitor and control such exposures.

Our Chief Technology Officer (“CTO”), who reports to our COO, is primarily responsible for the assessment and management our material risks from cybersecurity threats. Our CTO oversees our cybersecurity policies and processes, including those described in “Risk Management and Strategy” above. Our security team, which reports to the CTO, maintains our security incident response plan and manages day-to-day incident identification, assessment and management, leads our overall cybersecurity risk management program, including ongoing assessments of system vulnerabilities and mitigation efforts, and continuously updates our CTO on such matters. Our security team includes members that have been involved in cybersecurity for approximately 20 years, with project experience relating to SOC-2, ISO 27001, NIST Cyber Security Framework, SOX, GDPR, Business Continuity Planning, Disaster Recovery Planning, Incident Response Planning. Our CTO escalates cybersecurity incidents to other members of the Company’s leadership, as appropriate, including our CFO and CLO. The security team provides regular briefings to the audit committee regarding the Company’s cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have provided the financial statement information required by this Item 17 in, and pursuant to Item 18, such disclosure which is incorporated by reference herein.

ITEM 18. FINANCIAL STATEMENTS

Please refer to the financial statements filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

See exhibit index incorporated herein by reference.

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of the Registrant.
2.1	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
2.2
Form of Deposit Agreement by and among the Registrant, Citibank, N.A., and the holders and beneficial owners of American Depositary Shares issued hereunder (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Amendment No. 2 to Form F-1 (File No. 333-256452), filed with the SEC on June 14, 2021).

2.3
Form of American Depositary Receipt (incorporated herein by reference to the Registrant’s prospectus (File No. 333-257094), filed with the SEC on January 10, 2024 pursuant to Rule 424(b)(3) under the Securities Act).

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

4.3	2017 Equity Incentive Plan, as amended.
4.4	Remuneration Policy for Directors and Executives.
4.5
Share and Asset Purchase Agreement, dated as of July 25, 2022, by and among Nexxen International Ltd. (f/k/a Tremor International Ltd.), Nexxen Group US Holdings Inc. (f/k/a Unruly Group US Holding Inc.), Nexxen Pty Ltd (f/k/a Unruly Media Pty Ltd.), Unruly Media Pte Ltd., Amobee Group Pte. Ltd., and Nexxen Inc. (f/k/a Amobee, Inc.) (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F (File No. 001-40504), filed with the SEC on March 7, 2023).

4.6*
Credit Agreement, dated as of September 12, 2022, by and among Nexxen Group US Holdings Inc. (f/k/a Unruly Group US Holding Inc.), Nexxen Holdings Ltd (f/k/a Unruly Holdings Limited), Nexxen International Ltd. (f/k/a Tremor International Ltd.), Royal Bank of Canada, and other Lenders and L/C Issuers party thereto (incorporated herein by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F (File No. 001-40504), filed with the SEC on March 7, 2023).

8.1	List of Subsidiaries of the Registrant.
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith.
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith.
15.1	Consent of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm.
97.1	Incentive-Based Compensation Recoupment Policy.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL document).

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

NEXXEN INTERNATIONAL LTD.
(f/k/a TREMOR INTERNATIONAL LTD)
By:	/s/ Ofer Druker
Ofer Druker
Chief Executive Officer
By:	/s/ Sagi Niri
Sagi Niri
Chief Financial Officer

Date: March 6, 2024

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023

- - - - - - - - - - - - - -

Somekh Chaikin
17 Ha’arba’a Street, PO Box 609
KPMG Millennium Tower
Tel Aviv 6100601, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Nexxen International Ltd. (Formerly- Tremor International Ltd.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Nexxen International Ltd. (formerly- Tremor International Ltd.) (and subsidiaries) (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operation and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2023 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Tel-Aviv, Israel
March 6, 2024

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2023	2022
	Note	USD thousands
Assets
ASSETS:
Cash and cash equivalents	10	234,308	217,500
Trade receivables, net	8	201,973	219,837
Other receivables	8	8,293	23,415
Current tax assets		7,010	750

TOTAL CURRENT ASSETS		451,584	461,502

Fixed assets, net	5	21,401	29,874
Right-of-use assets	6	31,900	23,122
Intangible assets, net	7	362,000	398,096
Deferred tax assets	4	12,393	18,161
Investment in shares	18	25,000	25,000
Other long-term assets		525	406

TOTAL NON-CURRENT ASSETS		453,219	494,659

TOTAL ASSETS		904,803	956,161

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	6	12,106	14,104
Trade payables	9	183,296	212,690
Other payables	9	29,098	44,355
Current tax liabilities		4,937	9,417

TOTAL CURRENT LIABILITIES		229,437	280,566

Employee benefits		237	238
Long-term lease liabilities	6	24,955	15,234
Long-term debt	11	99,072	98,544
Other long-term liabilities		6,800	8,802
Deferred tax liabilities	4	754	1,162

TOTAL NON-CURRENT LIABILITIES		131,818	123,980

TOTAL LIABILITIES		361,255	404,546

SHAREHOLDERS’ EQUITY:	15
Share capital		417	413
Share premium		410,563	400,507
Other comprehensive loss		(2,441)	(5,801)
Retained earnings		135,009	156,496

TOTAL SHAREHOLDERS’ EQUITY		543,548	551,615

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		904,803	956,161

Chairman of the Board of Directors	CEO	CFO

Date of approval of the financial statements: March 6, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
CONSOLIDATED STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME (LOSS)

		Year ended December 31
		2023	2022	2021
	Note	USD thousands

Revenues	12	331,993	335,250	341,945

Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	13	62,270	60,745	71,651

Research and development expenses		49,684	33,659	18,422
Selling and marketing expenses		105,914	89,953	74,611
General and administrative expenses	14	51,051	68,005	63,499
Depreciation and amortization		78,285	42,700	40,259
Other expenses (income), net		1,765	(4,564)	(959)

Total operating costs		286,699	229,753	195,832

Operating Profit (loss)		(16,976)	44,752	74,462

Financing income		(8,192)	(2,284)	(483)
Financing expenses		10,200	4,611	2,670

Financing expenses, net		2,008	2,327	2,187

Profit (loss) before taxes on income		(18,984)	42,425	72,275

Tax benefit (expenses)	4	(2,503)	(19,688)	948

Profit (loss) for the year		(21,487)	22,737	73,223

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operations		2,126	(6,499)	(2,632)
Foreign currency translation for subsidiary sold reclassified to profit and loss		1,234	-	-

Total other comprehensive income (loss) for the year		3,360	(6,499)	(2,632)

Total comprehensive income (loss) for the year		(18,127)	16,238	70,591

Earnings per share
Basic earnings (loss) per share (in USD)	16	(0.15)	0.15	0.51
Diluted earnings (loss) per share (in USD)	16	(0.15)	0.15	0.48

The accompanying notes are an integral part of these consolidated financial statements.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Other comprehensive income (loss)	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2021	380	264,831	3,330	60,472	329,013
Total Comprehensive income (loss) for the year
Profit for the year	-	-	-	73,223	73,223
Other comprehensive loss:
Foreign currency translation	-	-	(2,632)	-	(2,632)

Total comprehensive income (loss) for the year	-	-	(2,632)	73,223	70,591
Transactions with owners, recognized directly in equity
Revaluation of liability for put option on non- controlling interests	-	-	-	64	64
Own shares acquired	(3)	(6,640)	-	-	(6,643)
Share based compensation	-	41,822	-	-	41,822
Exercise of share options	17	1,353	-	-	1,370
Issuance of shares	47	136,111	-	-	136,158
Issuance of Restricted shares	1	(1)	-	-	-

Balance as of December 31, 2021	442	437,476	698	133,759	572,375

Total Comprehensive Income (loss) for the year
Profit for the year	-	-	-	22,737	22,737
Other comprehensive loss:
Foreign Currency Translation	-	-	(6,499)	-	(6,499)

Total comprehensive Income (loss) for the year	-	-	(6,499)	22,737	16,238

Transactions with owners, recognized directly in equity
Own shares acquired	(50)	(86,202)	-	-	(86,252)
Share based compensation	-	47,049	-	-	47,049
Exercise of share options	21	2,184	-	-	2,205

Balance as of December 31, 2022	413	400,507	(5,801)	156,496	551,615

The accompanying notes are an integral part of these consolidated financial statements.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Other comprehensive income (loss)	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2023	413	400,507	(5,801)	156,496	551,615

Total Comprehensive Income (loss) for the year
Loss for the year	-	-	-	(21,487)	(21,487)
Other comprehensive income:
Foreign Currency Translation	-	-	2,126	-	2,126
Foreign Currency Translation for subsidiary sold	-	-	1,234	-	1,234

Total comprehensive Income (loss) for the year	-	-	3,360	(21,487)	(18,127)

Transactions with owners, recognized directly in equity
Own shares acquired	(8)	(9,306)	-	-	(9,314)
Share based compensation	-	19,141	-	-	19,141
Exercise of share options	12	221	-	-	233

Balance as of December 31, 2023	417	410,563	(2,441)	135,009	543,548

The accompanying notes are an integral part of these consolidated financial statements.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2023	2022	2021
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the year	(21,487)	22,737	73,223
Adjustments for:
Depreciation and amortization	78,285	42,700	40,259
Net financing expense	1,699	2,147	2,023
Loss from disposals of fixed and intangible assets	2	542	-
Loss (gain) on leases modification	119	56	(377)
Loss (gain) on sale of business unit	1,765	-	(982)
Share-based compensation and restricted shares	19,169	50,505	42,818
Tax (benefit) expense	2,503	19,688	(948)
Change in trade and other receivables	30,603	57,050	(11,676)
Change in trade and other payables	(43,077)	(100,145)	26,845
Change in employee benefits	(1)	(179)	(69)
Income taxes received	352	1,175	2,231
Income taxes paid	(8,721)	(14,784)	(3,185)
Interest received	8,016	2,103	496
Interest paid	(8,486)	(587)	(570)

Net cash provided by operating activities	60,741	83,008	170,088

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	1,498	(213)	(11)
Payments on finance lease receivable	1,112	1,306	2,454
Repayment of long-term loans	51	-	-
Acquisition of fixed assets	(4,495)	(6,433)	(3,378)
Acquisition and capitalization of intangible assets	(15,126)	(8,750)	(4,966)
Proceeds from sale of business unit	-	1,180	415
Investment in shares	-	(25,000)	-
Acquisition of subsidiaries, net of cash acquired	-	(195,084)	(11,001)

Net cash used in investing activities	(16,960)	(232,994)	(16,487)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(9,518)	(86,048)	(6,643)
Proceeds from exercise of share options	233	2,205	1,370
Leases repayment	(17,262)	(12,018)	(10,009)
Issuance of shares, net of issuance cost	-	-	134,558
Receipt of long-term debt, net of transaction cost	-	98,917	-
Payment of financial liability	-	-	(2,414)

Net cash provided by (used in) financing activities	(26,547)	3,056	116,862

Net increase (decrease) in cash and cash equivalents	17,234	(146,930)	270,463

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF YEAR	217,500	367,717	97,463
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	(426)	(3,287)	(209)

CASH AND CASH EQUIVALENTS AS OF THE END OF YEAR	234,308	217,500	367,717

The accompanying notes are an integral part of these consolidated financial statements.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.	Reporting entity:

Nexxen International Ltd. (the “Company” or “Nexxen International”), formerly known as Tremor International Ltd., was incorporated in Israel under the laws of the State of Israel on March 20, 2007. The ordinary shares of the Company are listed on the AIM Market of the London Stock Exchange and the American Depositary Shares ("ADSs"), each of which represents two ordinary shares of the Company, represented by the American Depositary Receipts ("ADR") are listed on the Nasdaq Capital Market. The address of the registered office is 82 Yigal Alon Street Tel-Aviv, 6789124, Israel.

Nexxen International is a global Company offering a unified data-driven end-to-end software platform that supports a wide range of media types (e.g., video, display, etc.) and devices (e.g., mobile, Connected TVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers (buyers) are able to purchase high quality advertising inventory from publishers (sellers) in real-time and at scale. Nexxen International’s technology stack is comprised of a Demand Side Platform (“DSP”), Supply-Side Platform (“SSP”), Ad Server, and Data Management Platform (“DMP”), empowering customers on both the buy- and sell-sides of the ecosystem to leverage a full suite of data-driven planning and technology solutions to achieve greater efficiency, effectiveness, and outcomes in their advertising efforts. The Company’s DSP solution is delivered through wholly owned subsidiary Nexxen Inc. (formerly known as Amobee Inc. and which also includes Tremor Video Inc.’s activity that was transferred to Nexxen Inc. in 2023) and is designed to assist customers in a self-managed or full-service capacity to plan and execute digital marketing campaigns in real-time across various ad formats. The Company’s SSP solution (delivered through Nexxen Group LLC, formerly known as Unruly Group, LLC) is designed to monetize digital inventory for publishers by enabling their content to have the necessary code and requirements for programmatic advertising integration, and provides access to significant amounts of data and unique demand to drive more effective inventory management and revenue optimization. The Company’s “DMP” integrates both its DSP and SSP solutions, enabling advertisers and publishers to use data from various sources, including web, social media, Connected TV and linear TV, and mobile devices, to optimize results of their advertising campaigns. Following the acquisition of Nexxen Inc., the Company gained a Linear TV Planning feature, enabling sellers at national broadcasters to generate linear TV plans during and after upfronts. Nexxen International Ltd. is headquartered in Israel and maintains offices throughout the U.S., Canada, EMEA and Asia-Pacific.

On June 12, 2023, the Company initially rebranded all of its core products and platforms under the unified Nexxen brand. On January 2, 2024, the Company’s name was officially changed to Nexxen International Ltd. and, in connection with the change, its stock ticker on both the NASDAQ and London Stock Exchange changed from “TRMR” to “NEXN”. The Company believes rebranding and unifying under Nexxen has enhanced its commercial focus, and has better conveyed the holistic value proposition of its end-to-end technology stack to the market for its next phase of growth. As part of the rebranding, the Company changed the expected useful life of its previous brands, which completed by the end of the year. See Note 7.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL (Cont.)

b.        Definitions:

In these financial statements –

The Company	-	Nexxen International Ltd.

The Group	-	Nexxen International Ltd. and its subsidiaries.

Subsidiaries	-
Companies, the financial statements of which are fully consolidated, directly, or indirectly, with the financial statements of the Company such as Nexxen Group LLC, Unruly Holding Ltd, Tremor Video Inc, Nexxen Inc.

Related party	-	As defined by IAS 24, “Related Party Disclosures”.

NOTE 2:	BASIS OF PREPARATION

a.	Statement of compliance:

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on March 5, 2024.

b.	Functional and presentation currency:

These consolidated financial statements are presented in US Dollars (USD), which is the Company’s functional currency, and have been rounded to the nearest thousand, except when otherwise indicated. The USD is the currency that represents the principal economic environment in which the Company operates.

c.	Basis of measurement:

The consolidated financial statements have been prepared on a historical cost basis except for the following assets and liabilities:

•	Deferred and current tax assets and liabilities
•	Provisions
•	Derivatives
•	Investment in shares

For further information regarding the measurement of these assets and liabilities see Note 3 regarding material accounting policies.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	BASIS OF PREPARATION (Cont.)

d.	Use of estimates and judgments:

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

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in Note 6, on leases, with respect to determining the lease term and determining the discount rate of a lease liability, in Note 7, on intangible assets, with respect to the accounting of software development capitalization and impairment testing for goodwill, in Note 4, on Income Tax, with respect to uncertain tax position, in Note 18 on investments in shares.

e.	Change in classification:

The Company changed the classification of the current maturities of the unfavorable contract from other payables to other long-term liabilities. Comparative amounts were reclassified for consistency in the amount of USD 1,350 thousand.

f.	Determination of fair value:

Preparation of the financial statements requires the Group to determine the fair value of certain assets and liabilities. When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
•	Level 3: inputs that are not based on observable market data (unobservable inputs).

Further information about the assumptions that were used to determine fair value is included in the following notes:

•	Note 17, on share-based compensation;
•	Note 18, on financial instruments;
•	Note 18, on investments in shares.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	MATERIAL ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements and have been applied consistently by the Group.

a.	Financial instruments:

1)	Non-derivative financial assets

The Company’s non-derivative financial assets, which are measured at amortized cost, mainly consist of accounts receivable which are held to collect and deposits. Accounts receivable represent amounts owed by customers resulting from business transactions, and they are recognized at their original invoiced values, adjusted for expected credit losses. Loss rates are based on historical collection experience, while taking into consideration current customer information, collection history, and other relevant data at each reporting period.

The Company’s non-derivative financial assets, which are measured at fair value through profit and loss, consist of investment in shares. Net gains and losses are recognized in profit or loss, finance income/expenses.

2)	Non-derivative financial liabilities

The Company’s non-derivative financial liabilities mainly include trade and other payables, and loan, all measured at amortized cost.

3)	Treasury shares:

When share capital recognized as equity is repurchased by the Group, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as a deduction in Share Premium.

b.	Fixed Assets:

Fixed assets are measured at cost less accumulated depreciation. The cost of fixed assets includes expenditure that is directly attributable to the acquisition of the asset. Depreciation is provided on all property and equipment at rates calculated to write each asset down to its residual value (assumed to be nil), using the straight-line method, over its expected useful life as follows:

Years
Computers and servers	3-5
Office furniture and equipment	3-17
Leasehold improvements	The shorter of the lease term and the useful life

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

c.	Intangible assets and liabilities:

1)	Software development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of direct labor costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss as incurred.

The estimated useful lives of developed software are three years.

2)	Goodwill:

The Group has identified its entire operation as a single cash generating unit (CGU). The Company conducts an annual assessment of goodwill impairment on an annual basis, at year end. According to management assessment as of December 31, 2023, no impairment in respect to goodwill has been recorded. See note 7.

3)	Amortization:

Internally generated intangible assets, such as software development costs, are not systematically amortized as long as they are not available for use, i.e., they are not yet on site or in working condition for their intended use. Goodwill is not systematically amortized as well but is tested for impairment at least once a year.

Amortization is recognized in the statements of operation and other comprehensive income (loss) on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use.

The estimated useful lives for the current and comparative periods are as follows:

Trademark	Fully depreciated, See note 7
Software (developed and acquired)	3 years
Customer relationships	3-6 years
Technology	3-5.25 years

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

4)	Unfavorable contracts

In the business combinations of Nexxen Inc., the Company recognizes a liability for contracts when their terms are unfavorable compared to market terms, to represent the off-market element at the acquisition date. As of December 31, 2023, the aggregated liability balance, in the amount of USD 6.7 million, is entirely classified as long-term.

d.
Share Based Compensation:

Compensation expense related to stock options, restricted stock units and performance stock units. The Group’s employee stock purchase plan is measured and recognized in the consolidated financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense related to stock options and restricted stock is recognized over the requisite service periods of the awards.

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

Volatility. The Company determined the price volatility based on daily price observations over a period equivalent to the expected term of the award.

Dividend Yield. The dividend yield assumption is based on the Company’s history and current expectations of dividend payouts.

Fair Value of Common Stock. The fair value of common stock is based on the closing price of the Company's common stock on the grant date.

e.	Employee benefits:

1)	Post-employment benefits:

The Group’s main post-employment benefit plan is under section 14 to the Severance Pay Law ("Section 14") for the Israeli employees and under section 401K for US employees, which is accounted for as a contribution plan. In addition, for certain employees, the Group has an additional immaterial plan that is accounted for as a defined benefit plan. These plans are usually financed by deposits with insurance companies or with funds managed by a trustee.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

2)	Short-term benefits:

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

f.	Revenue recognition:

The Group generates revenue from transactions where it provides access to a platform for the purchase and sale of digital advertising inventory. Its customers are both ad buyers, including brands and agencies, and digital publishers.

The Group generates revenue through platform fees that are tailored to fit the customer’s specific utilization of its solutions and include: (i) a percentage of spend, (ii) flat fees and (iii) fixed costs per mile (“CPM”). CPM refers to a payment option in which customers pay a price for every 1,000 impressions an advertisement receives.

The Company maintains agreements with each publisher and buyer in the form of written service agreements, which set out the terms of the relationship, including payment terms and access to the Group’s platforms.

Publishers provide digital advertising inventory to the Group’s platform in the form of advertising requests, or ad request. When the Group receives ad requests from a publisher, it send bid requests to buyers, which enable buyers to bid on sellers’ digital advertising inventory according to a predefined set of parameters (e.g., demographics, intent, location, etc.). Winning bids create advertising, or paid impressions, for the publisher to present to the buyers.

The Group generates revenue from its Programmatic and Performance activities. Programmatic revenue is derived from the end-to-end platform of programmatic advertising, which uses software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace. Performance revenue is derived from non-core activities, consisting of mobile-based activities that help brands reach their users.

The Company concluded that its Programmatic activity (i) does not have manual control over the process, (ii) the Company is not primarily responsible for fulfillment, (iii) the Company has no inventory risk and (iv) the Company obtains only momentary a title to the advertising space offered via the end-to-end platform.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

As a result, the Group reports its Programmatic business, tech stack, features, business models and activity as an agent and therefore presented revenue from Programmatic on a net basis.

For the Performance activity the Company is the primary obligor to provide the services and, as such, revenue is presented on a gross basis.

Management is focused on driving growth with the Programmatic activity through the end-to-end platform, while the Performance activity is declining over time.

The Group estimates and records reduction to revenue for volume discounts based on expected volume during the incentive term.

The Group generally invoices buyers at the end of each month for the full purchase price of ad impressions monetized in that month. Accounts receivables are recorded at the amount of gross billings for the amount it is responsible to collect and accounts payable are recorded at the net amount payable to publishers. Accordingly, both accounts receivable and accounts payable appear large in relation to revenue reported on a net basis.

g.	Classification of expenses

Cost of revenue

Cost of revenues (exclusive of depreciation and amortization) primarily consists of hosting fees and data costs for both Programmatic and Performance activities, as well as media costs for Performance activities that are directly attributable to revenue generated by the Company and generally based on the revenue share arrangements with audience and content partners. See Note 13.

Research and development

Research and development expenses consist primarily of compensation and related costs for personnel responsible for the research and development of new and existing products and services. Where required, development expenditures are capitalized in accordance with the Company's standard internal capitalized development policy in accordance with IAS 38 (also see Note 3c(1)). All research costs are expensed when incurred.

Selling and marketing

Selling and marketing expenses consist primarily of compensation and related costs for personnel engaged in customer service, sales, and sales support functions, as well as advertising and promotional expenditures.

General and administrative

General and administrative expenses consist primarily of compensation and related costs for personnel, and include costs related to the Company’s facilities, finance, human resources, information technology, legal organizations and fees for professional services. Professional services are principally comprised of external legal, and information technology consulting and outsourcing services that are not directly related to other operational expenses.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

h.	Financing income and expenses:

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income (loss), and are presented within equity as part of the currency translation reserve.

Financing income mainly comprises foreign currency gains and interest income.

Financing expense primarily includes exchange rate differences, interest and bank fees.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

i.	Taxes on income

The Company operates in multiple tax jurisdictions.

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

j.	Leases:

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

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

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

Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

☐	Buildings	1-8.5 years
☐	Data centers	1-5.5 years

k.	Initial application of new standards, amendments to standards and interpretations

Amendment to IAS 1, Presentation of Financial Statements: "Disclosure of Accounting Policies.

As a result of applying the Amendment, the extent of the accounting policy disclosure provided in the financial statements for 2023 was reduced and adjusted according to the Company’s specific circumstances.

l.	New standards, amendments to standards and interpretations not yet adopted:

Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants.

The Group is examining the effects of the Amendment on the financial statements with no plans for early adoption.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX

a.	Details regarding the tax environment of the Israeli companies:

1)	Corporate tax rate

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate of 23% in the years 2023, 2022 and 2021.

2)	Benefits under the Law for the Encouragement of Capital Investments (Investment Law)

The Investment Law provides tax benefits for Israeli companies meeting certain requirements and criteria. According to the Investment Law, a flat rate tax applies to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the gross domestic product.

The Investment Law also added a new tax benefit tracks effective January 1, 2017 for a “preferred technological enterprise” and a “special preferred technological enterprise” that awards reduced tax rates to a technological industrial enterprise for the purpose of encouraging activity relating to the development of qualifying intangible assets.

Preferred technological income that meets the conditions required in the law, will be subject to a reduced corporate tax rate of 12%, and if the preferred technological enterprise is located in Development Area A to a tax rate of 7.5%.

The Investment Law also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is an Israeli resident company. A tax rate of 20% shall apply to a dividend distributed out of preferred income and preferred technological income, to an individual shareholder or foreign resident, subject to double taxation prevention treaties.

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

The Company obtained tax rulings confirming that the Company is eligible for the benefits under the Investment Law. The tax rulings which were obtained applied for the years 2017-2021. The Company approached the Israeli Tax Authority on December 28, 2023, for the renewal of the tax ruling, regarding industrial enterprise and preferred technological enterprise, for the next five years beginning in 2022. The tax ruling has not been accepted yet.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

b.	Details regarding the tax environment of the non-Israeli companies:

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence as reported in their statutory financial statement prepared under local accounting regulations.

c.	Carry forward losses

(1)	Israel

As of December 31, 2023, the net operating loss carryforwards, or NOLs are approximately USD 20.4 million (2022: nil), and the Capital Loss to carry forward is approximately USD 3 million (2022: USD 0.1 million). The losses carryforward do not expire under Israeli tax laws.

(2)	US

The Group submit a US federal consolidated tax return.

Provisions enacted in the Tax Cuts and Jobs Act in 2017 related to the capitalization for tax purposes of research and experimental expenditures (“R&E”) became effective on January 1, 2022. These new R&E provisions require us to capitalize certain research and experimental expenditures and amortize them on the U.S. tax return over five or fifteen years, depending on where these costs are conducted. The tax expense in the U.S. would increase as a result, unless these provisions are modified through legislative processes in the future. The Company applies the new enacted act in the current year tax provision and the deferred tax asset.

The Group has several U.S. federal NOLs, following previous acquisitions:

1.	Approximately USD 100.8 million, which will expire starting 2038. As of December 31, 2023, the NOLs are approximately USD 56.7 million (2022: USD 65.7 million).
2.	Approximately USD 315 million which can be utilized over the next 52 years.
As of December 31, 2023, the NOLs are approximately USD 307.2 million (2022: USD 315 million).

In addition, the Group has USD 0.5 million NOLs from previous years.

In addition, the Capital Loss to carry forward is approximately USD 27.7 million (2022: nil). Capital losses can be carried back for three years, and forward for five years.

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

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

Pursuant to Section 382 of the Internal Revenue Code, the acquired companies in the US underwent ownership changes for tax purposes (i.e., a change of more than 50% in stock ownership involving 5% shareholders) on the acquisition date. As a result, the use of the Company’s total US NOL carryforwards and tax credits generated prior to the ownership change is subject to annual use limitations under Section 382 and potentially also under section 383 of the Code and comparable state income tax laws.

(3)	International

As of December 31, 2023, the NOLs are approximately USD 19.2 million (2022: USD 22.3 million).

In addition, the Capital Loss to carry forward is approximately USD 0.9 million (2022: nil). The ability to carry losses forward (or backwards) depends on the specific jurisdiction which the Company operates in.

d.	Composition of income tax benefit:

	Year ended December 31
	2023	2022	2021
	USD thousands

Current tax expense (income)
Current year	(2,331)	14,378	7,220

Deferred tax expense (income)
Creation and reversal of temporary differences	4,834	5,310	(8,168)

Tax expenses (benefit)	2,503	19,688	(948)

The following are the domestic and foreign components of the Group’s income taxes:

	Year ended December 31
	2023	2022	2021
	USD thousands

Domestic	(5,352)	5,766	4,995
US	8,712	11,578	(961)
International	(857)	2,344	(4,982)

Tax expenses (benefit)	2,503	19,688	(948)

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

e.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	Year ended December 31
	2023	2022	2021
	USD thousands

Profit (Loss) before taxes on income	(18,984)	42,425	72,275

Primary tax rate of the Company	23%	23%	23%

Tax calculated according to the Company’s primary tax rate	(4,366)	9,758	16,623

Additional tax (tax saving) in respect of:
Non-deductible expenses net of tax exempt income (*)	3,329	11,642	(3,364)
Difference between measurement basis of income/expenses for tax purposes and measurement basis of income/expenses for financial reporting purposes	-	(654)	-
Effect of reduced tax rate on preferred loss (income)	4,963	(4,625)	(7,226)
Utilization of tax losses from prior years for which deferred taxes were not created	(90)	(2,539)	(1,117)
Effect on deferred taxes at a rate different from the primary tax rate	892	2,697	(3,329)
Recognition of deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	(4,852)	(1,104)	(4,586)
Recognition in temporary differences for which deferred taxes are not recognized	656	35	-
Foreign tax rate differential	1,971	4,478	2,051

Tax (benefit) expenses	2,503	19,688	(948)

Effective income tax rate	(13)%	46%	(1)%

(*)	including non- deductible share-based compensation expenses.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

f.	Deferred tax assets and liabilities:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	Intangible Assets and R&D expenses	Employees Compensation	Carryforward Losses	Accrued Expenses	Doubtful Debt	Other	Total
	USD thousands
Balance of deferred tax asset (liability) as of January 1, 2022	(5,587)	12,074	9,835	2,939	3,099	676	23,036
Business combination	(11,313)	1,502	7,857	1,322	973	2,158	2,499
Changes recognized in profit or Loss	5,019	(2,927)	(2,486)	(2,590)	(1,332)	(1,249)	(5,565)
Effect of change in tax rate	-	14	237	-	-	4	255
Changes recognized in equity	187	(3,417)	(24)	22	11	(5)	(3,226)
Balance of deferred tax asset (liability) as of December 31, 2022	(11,694)	7,246	15,419	1,693	2,751	1,584	16,999

Discontinuance of Consolidation	168	(57)	-	(532)	(99)	(1)	(521)
Changes recognized in profit or Loss	(524)	(3,837)	411	(960)	643	(597)	(4,864)
Effect of change in tax rate	-	30	-	-	-	-	30
Changes recognized in equity	(79)	(34)	102	6	-	-	(5)
Balance of deferred tax asset (liability) as of December 31, 2023	(12,129)	3,348	15,932	207	3,295	986	11,639

As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets.

g.	Uncertain tax positions:

As of December 31, 2023, and 2022, the Company has gross unrecognized tax benefits of approximately USD 6,383 thousand and USD 7,188 thousand, respectively. The Company classifies liabilities for unrecognized tax benefits in current tax.

h.	Tax assessment:

The Company considers tax year 2018 and 2019 for Israel and the US federal group, respectively as closed for tax assessment.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	FIXED ASSETS, NET

	Computers and Servers	Office furniture and equipment	Leasehold improvements	Total
	USD thousands
Cost

Balance as of January 1, 2022	8,839	445	770	10,054

Exchange rate differences	53	41	20	114
Additions *	8,375	5	5	8,385
Business combinations	22,256	351	647	23,254
Disposals	(892)	(28)	(336)	(1,256)

Balance as of December 31, 2022	38,631	814	1,106	40,551

Exchange rate differences	(7)	(13)	(23)	(43)
Additions *	3,783	63	779	4,625
Disposals	(482)	(114)	(94)	(690)

Balance as of December 31, 2023	41,925	750	1,768	44,443

Accumulated Depreciation

Balance as of January 1, 2022	5,698	269	623	6,590

Exchange rate differences	57	41	18	116
Disposals	(890)	(28)	(336)	(1,254)
Additions	4,957	61	207	5,225

Balance as of December 31, 2022	9,822	343	512	10,677
Exchange rate differences	(9)	(8)	(1)	(18)
Disposals	(482)	(111)	(93)	(686)
Additions	12,314	210	545	13,069

Balance as of December 31, 2023	21,645	434	963	23,042

Carrying amounts

As of December 31, 2023	20,280	316	805	21,401
As of December 31, 2022	28,809	471	594	29,874

* As of December 31, 2023, USD 2,030 thousand additions have not been paid (2022: USD 1,900 thousand).

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES

a.	Leases in which the Group is the lessee:

The Group applies IFRS 16, Leases. The Group has lease agreements with respect to the following items:

-	Offices;
-	Data center;

1)	Information regarding material lease agreements:

a)	The Group leases Offices mainly in the United States of America (US), Israel, Canada and UK with contractual original lease periods ends between the years 2024 and 2028 from several lessors.

A lease liability in the amount of USD 21,381 thousand and USD 18,513 thousand as of December 31, 2023, and December 31, 2022, respectively, and right-of-use asset in the amount of USD 11,027 thousand and USD 7,753 thousand as of December 31, 2023, and December 31, 2022, respectively have been recognized in the statement of financial position in respect of leases of offices.

b)
The Group leases data center and related network infrastructure with contractual original lease periods ends between the years 2024 and 2028. The Group did not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

A lease liability in the amount of USD 15,680 thousand and USD 10,825 thousand as of December 31, 2023, and December 31, 2022, respectively, and right-of-use asset in the amount of USD 14,888 thousand and USD 10,520 thousand as of December 31, 2023, and December 31, 2022, respectively have been recognized in the statement of financial position in respect of data centers.

2)	Lease liability:

Maturity analysis of the Group's lease liabilities:

	December 31
	2023	2022
	USD thousands

Less than one year (0-1)	12,106	14,104
One to five years (1-5)	24,955	15,234

Total	37,061	29,338

Current maturities of lease liability	12,106	14,104

Long-term lease liability	24,955	15,234

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES (Cont.)

3)	Right-of-use assets - Composition:

	Offices	Data center	Total
	USD thousands

Balance as of January 1, 2022	5,424	2,849	8,273

Business Combinations	6,103	10,633	16,736
Depreciation and amortization on right-of-use assets	(4,533)	(4,693)	(9,226)
Additions	1,113	1,783	2,896
Lease modifications	(74)	-	(74)
Disposals	(205)	(52)	(257)
Exchange rate differences	(75)	-	(75)

Balance as of December 31, 2022	7,753	10,520	18,273

Discontinuance of consolidation	(64)	-	(64)
Depreciation and amortization on right-of-use assets	(4,422)	(10,579)	(15,001)
Net additions	7,871	14,969	22,840
Lease modifications	20	-	20
Disposals	(119)	(22)	(141)
Exchange rate differences	(12)	-	(12)

Balance as of December 31, 2023	11,027	14,888	25,915

4)	Amounts recognized in statement of operation:

	Year ended December 31
	2023	2022	2021
	USD thousands

Interest expenses on lease liability	(1,885)	(587)	(570)
Depreciation and amortization of right-of-use assets	(15,001)	(9,226)	(6,334)
Gain (loss) recognized in profit or loss	(119)	(74)	7

Total	(17,005)	(9,887)	(6,897)

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES (Cont.)

5)	Amounts recognized in the statement of cash flows:

	Year ended December 31
	2023	2022	2021
	USD thousands

Cash outflow for leases	(19,147)	(12,605)	(10,579)

b.	Leases in which the Group is a lessor:

1)	Information regarding material lease agreements:

The Group subleases offices at the US for periods expiring in 2027.

2)	Net investment in the lease:

Presented hereunder is the movement in the net investment in the lease:

	Offices
	Year ended December 31
	2023	2022
	USD thousands

Balance as of January 1,	4,849	5,682

Sublease receipts	(1,112)	(1,306)
Additions	2,248	310
Business combinations	-	163

Balance as of December 31,	5,985	4,849

3)	Maturity analysis of net investment in finance leases:

	Year ended December 31
	2023	2022
	USD thousands

Less than one year (0-1)	1,772	1,084
One to five years (1-5)	4,213	3,765

Total net investment in the lease as of December 31,	5,985	4,849

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES (Cont.)

4)	Amounts recognized in statement of operation:

	Offices
	Year ended December 31
	2023	2022	2021
	USD thousands

Gain from finance subleases	-	-	301
Financing income on the net investment in the lease	221	199	245

Total	221	199	546

NOTE 7:	INTANGIBLE ASSETS, NET

	Software	Trademarks	Customer relationships	Technology	Goodwill	Total
	USD thousands
Cost
Balance as of January 1, 2022	24,687	36,367	50,108	53,192	156,712	321,066
Exchange rate differences	(50)	(1,262)	(1,455)	(548)	(3,216)	(6,531)
Additions	8,750	-	-	-	-	8,750
Disposals	(1,199)	(19,570)	(2,393)	(4,851)	-	(28,013)
Business combinations	-	7,654	29,169	85,684	92,244	214,751
Balance as of December 31, 2022	32,188	23,189	75,429	133,477	245,740	510,023
Exchange rate differences	25	485	455	272	874	2,111
Additions	15,187	-	-	-	-	15,187
Disposals	(12)	(23,674)	(1,845)	-	(262)	(25,793)

Balance as of December 31, 2023	47,388	-	74,039	133,749	246,352	501,528

Amortization
Balance as of January 1, 2022	14,876	29,786	28,223	39,961	-	112,846
Exchange rate differences	2	(585)	(914)	(198)	-	(1,695)
Additions	6,189	2,514	9,289	10,257	-	28,249
Disposals	(659)	(19,570)	(2,393)	(4,851)	-	(27,473)
Balance as of December 31, 2022	20,408	12,145	34,205	45,169	-	111,927
Exchange rate differences	15	355	353	157	-	880
Additions	7,172	11,174	12,407	21,499	-	52,252
Disposals	(12)	(23,674)	(1,845)	-	-	(25,531)

Balance as of December 31, 2023	27,583	-	45,120	66,825	-	139,528

Carrying amounts
As of December 31, 2023	19,805	-	28,919	66,924	246,352	362,000
As of December 31, 2022	11,780	11,044	41,224	88,308	245,740	398,096

Capitalized development costs

Development costs capitalized in the period amounted to USD 14,222 thousand (2022: USD 8,743 thousand) and were classified under software.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	INTANGIBLE ASSETS, NET (Cont.)

Acceleration of Trademarks

As detailed in Note 1, following the decision to rebrand to Nexxen, the Group accelerated the amortization of its trademark assets, whose useful life ended on December 31, 2023.

Impairment testing for intangible assets

The Company's qualitative assessment during the years ended December 31, 2023, and December 31, 2022, did not indicate that it is more likely than not that the recoverable amount of its intangible assets, and other long-lived assets is less than their aggregate carrying amount.

As of December 31, 2023, and as of December 31, 2022, the estimated recoverable amount based on Company’s market value was lower than the carrying amount, and therefore the recoverable amount was estimated based on value in use and was determined by discounting the future cash flows. The estimated value in use was higher than the carrying amount, and therefore there was no need for impairment.

Key assumptions used in the calculation of recoverable amounts are as of December 31, 2023:

Post-tax discount rate	14% (WACC)
Terminal value growth rate	3%
EBITDA growth rate	26%-42%

Key assumptions used in the calculation of recoverable amounts are as of December 31, 2022:

Post-tax discount rate	15% (WACC)
Terminal value growth rate	3%
EBITDA growth rate	21%-33%

The cash flow projections include specific estimates for four years and a terminal value growth rate thereafter. EBITDA growth rate is expressed as the annual growth rate in the initial five years of the plans used for impairment testing and has been mainly based on past experience and management expectations.

NOTE 8:	TRADE AND OTHER RECEIVABLES

	December 31
	2023	2022
	USD thousands

Trade receivables:
Trade receivables	219,396	229,975
Allowance for expected credit losses	(17,423)	(10,138)

Trade receivables, net	201,973	219,837

Other receivables:
Prepaid expenses	4,988	14,425
Loan to a third party	104	-
Institutions	1,309	1,281
Pledged deposits	1,569	3,036
Acquisition consideration adjustment	-	4,673
Other	323	-

	8,293	23,415

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	TRADE AND OTHER PAYABLES

	December 31
	2023	2022
	USD thousands

Trade payables	183,296	212,690

Other payables:

Contract liabilities	8,366	6,540
Wages, salaries and related expenses	13,319	24,539
Provision for vacation	1,922	1,869
Institutions	1,603	1,659
Interest to pay	1,757	1,504
Pledged deposits	284	362
Others	1,847	7,882

	29,098	44,355

NOTE 10:	CASH AND CASH EQUIVALENTS

	December 31
	2023	2022
	USD thousands

Cash	105,997	173,568
Bank deposits	128,311	43,932

Cash and cash equivalents	234,308	217,500

The majority of cash and cash equivalents bear interest of 3% to 5.5%.

The Group’s exposure to credit, and currency risks are disclosed in Note 18 on financial instruments.

NOTE 11:	LONG-TERM DEBT

In September 2022, Nexxen Group US Holdings Inc. (formerly known as Unruly Group US Holding Inc.) entered into a USD 90 million senior secured term loan facility (the Term Loan Facility) and a USD 90 million senior secured revolving credit facility (the Revolving Credit Facility and, together with the Term Loan Facility, collectively, the Credit Facilities). The Company used the net proceeds of the Term Loan Facility and USD 10 million of net proceeds of the Revolving Credit Facility to finance the acquisition of Nexxen Inc. The loan period is 3 years from the date it was obtained.

The Company is obligated to pay a commitment fee on the undrawn amounts of the Revolving Credit Facility at an annual rate, determined by the Company’s total net leverage ratio. The Credit Facilities require compliance with various financial and non-financial covenants, including affirmative and negative covenants. The financial covenants require that the total net leverage ratio not exceed 3x and the interest coverage ratio not be less than 4x, in each case measured as of the end of each fiscal quarter. As of December 31, 2023, the Company is in compliance with all related covenants.

During the twelve-month periods ended December 31, 2023, the Company recognized interest expenses in the amounts of USD 6,854 thousand. Total interest paid during the twelve months ended December 31, 2023, was USD 6,601 thousand.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	REVENUES

	Year ended December 31
	2023	2022	2021
	USD thousands

Programmatic	299,005	274,355	266,616
Performance	32,988	60,895	75,329

	331,993	335,250	341,945

For the year ended December 31, 2023, no individual buyer accounted for more than 10% of revenue. For the year ended December 31, 2022 one buyer represents 10.7% of revenue. For the year ended December 31, 2021 one buyer represents 13.6% of revenue.

NOTE 13:	COST OF REVENUE

	Year ended December 31
	2023	2022	2021
	USD thousands

Programmatic	44,385	35,110	31,572
Performance	17,885	25,635	40,079

Cost of Revenue	62,270	60,745	71,651

NOTE 14:	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2023	2022	2021
	USD thousands

Wages, salaries and related expenses	21,835	18,933	17,755
Share base payments	12,121	31,878	32,250
Rent and office maintenance	2,432	319	549
Professional expenses	7,686	12,233	7,136
Doubtful debts	4,337	(3,167)	4,958
Acquisition costs	171	6,012	253
Other expenses	2,469	1,797	598

	51,051	68,005	63,499

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	SHAREHOLDERS’ EQUITY

Issued and paid-in share capital:

	Ordinary Shares
	2023	2022
	Number of shares

Balance as of January 1	144,477,962	154,501,629
Own shares held by the Group	(2,729,597)	(16,906,795)
Share based compensation	4,413,644	6,883,128

Issued and paid-in share capital as of December 31	146,162,009	144,477,962

Authorized share capital	500,000,000	500,000,000

Rights attached to share:

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

Own shares acquisition:

During 2022, the Board of Directors approved the share buyback programs of up to USD 95 million of its ordinary shares out of which the Group repurchased 16,906,795 ordinary shares in aggregate amount of USD 86.3 million and during 2023, the Company repurchased 2,505,851 ordinary shares in aggregate amount of USD 8.7 million which was financed by existing cash resources.

On December 18, 2023, the Company has received approval from the Israeli court for its motion to buy back an additional USD 20 million of its ordinary shares from time-to-time through June 18, 2024. In 2023, the Company repurchased 221,506 ordinary shares in aggregate amount of USD 0.6  million which was financed by existing cash resources.

In addition, in July 2023, the Group repurchased 2,240 restricted ordinary shares that did not vest from one of its employees for no consideration.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share

The calculation of basic earnings (loss) per share as for the year ending December 31, 2023, 2022 and 2021 was based on the profit (loss) for the year divided by a weighted average number of ordinary shares outstanding, calculated as follows:

Profit (loss) for the year:

	Year ended December 31
	2023	2022	2021
	USD thousands

Profit (loss) for the year	(21,487)	22,737	73,223

Weighted average number of ordinary shares:

	Year ended December 31
	2023	2022	2021
	Shares of NIS 0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings (loss) per share as at December 31	143,589,188	149,937,339	144,493,989

Basic earnings (loss) per share (in USD)	(0.15)	0.15	0.51

Diluted earnings (loss) per share:

The calculation of diluted earnings (loss) per share as of December 31, 2023, 2022 and 2021 was based on profit (loss) for the year divided by a weighted average number of shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted):

	Year ended December 31
	2023	2022	2021
	Shares of NIS 0.01 par value

Weighted average number of ordinary shares used to calculate basic earnings per share	143,589,188	149,937,339	144,493,989
Effect of share options on issue	-	3,120,304	8,212,903

Weighted average number of ordinary shares used to calculate diluted earnings per share	143,589,188	153,057,643	152,706,892

Diluted earnings per share (in USD)	(0.15)	0.15	0.48

At December 31, 2023 6,749 thousand share options, RSUs and PSUs (in 2022 and 2021: 8,851 thousand and 3,061 thousand, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	SHARE-BASED COMPENSATION ARRANGEMENTS

a.	Share-based compensation plan:

The terms and conditions related to the grants of the share options programs are as follows:

•	All the share options that were granted are non-marketable.
•	All options are to be settled by physical delivery of ordinary shares or ADSs.
•	Vesting conditions are based on a service period of between 0.5-4 years.

b.	Stock Options:

The number of share options is as follows:

	Number of options		Weighted average exercise price
	2023	2022	2023	2022
	(Thousands)		(USD)

Outstanding of 1 January	4,772	6,026	7.31	6.54
Forfeited during the year	(721)	(828)	6.33	7.61
Exercised during the year	(346)	(1,046)	0.67	1.96
Granted during the year	-	620	-	7.22

Outstanding of December 31	3,705	4,772	7.91	7.31
Exercisable of December 31	2,086	1,814

The total expense recognized in the year ended December 31, 2023, with respect to the options granted to employees, amounted to approximately USD 2,429 thousand (2022: USD 5,867 thousand).

c.	Restricted Share Units:

During 2023 and 2022, the Group granted 352,800 and 777,448 Restricted Share Units (RSUs) to its executive officers and employees, respectively.

The number of restricted share units is as follows:

	Number of RSU’s		Weighted-Average Grant Date Fair Value
	2023	2022	2023	2022
	(Thousands)

Outstanding at 1 January	5,288	8,146	8.277	8.606
Forfeited during the year	(254)	(261)	6.275	9.948
Exercised during the year	(3,295)	(3,374)	8.208	8.091
Granted during the year	353	777	2.160	4.596

Outstanding at December 31	2,092	5,288	7.601	8.277

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	SHARE-BASED COMPENSATION ARRANGEMENTS (Cont.)
The total expense recognized in the year ended December 31, 2023, with respect to the RSUs granted to employees, amounted to approximately USD 13,356 thousand (2022: USD 31,923 thousand).

d.	Performance Stock Units:

During 2023 and 2022, the Group granted 143,700 and 168,048 Performance Stock Units (PSUs) to its executive officers, respectively.

The number of performance stock units is as follows:

	Number of PSU’s		Weighted-Average Grant Date Fair Value
	2023	2022	2023	2022
	(Thousands)

Outstanding at January 1	1,992	4,486	8.937	6.796
Forfeited during the year	(254)	(80)	6.328	9.952
Exercised during the year	(930)	(2,582)	9.320	4.891
Granted during the year	144	168	2.160	4.453

Outstanding at December 31	952	1,992	8.238	8.937

The vesting of the PSUs is subject to continuous employment and compliance with the performance criteria determined by the Company’s Remuneration Committee and the Company’s Board of Directors.

The total expense recognized in the year ended December 31, 2023, with respect to the PSUs granted to employees, amounted to approximately USD 3,384 thousand (2022: USD 12,715 thousand).

e.	Expense recognized in the statement of operation and other comprehensive income is as follows:

	Year ended December 31
	2023	2022	2021
	USD thousands

Selling and marketing	3,740	10,594	7,094
Research and development	3,308	8,034	3,474
General and administrative	12,121	31,877	32,250

	19,169	50,505	42,818

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	FINANCIAL INSTRUMENTS

a.	Overview:

The Group has exposure to the following risks from its use of financial instruments:

☐	Credit risk
☐	Liquidity risk
☐	Market risk

This note presents quantitative and qualitative information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing risk.

In order to manage these risks and as described hereunder, the Group executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	December 31
	2023	2022
	USD thousands

Derivatives presented under current assets
Forward exchange contracts used for hedging	123	-

Derivatives presented under current liability
Forward exchange contracts used for hedging	-	(209)

Total	123	(209)

b.	Risk management framework:

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

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	FINANCIAL INSTRUMENTS (Cont.)
c.	Credit risk:

The Group’s credit risk is arise from the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The carrying amount of financial assets represents the maximum credit exposure.

The maximum exposure to credit risk at the reporting date was as follows:

	December 31
	2023	2022
	USD thousands

Cash and cash equivalents	234,308	217,500
Trade receivables, net (a)	201,973	219,837
Other receivables	1,996	7,709
Long term deposit	525	406

	438,802	445,452

(a)
At December 31, 2023, the Group included provision for doubtful debts in the amount of USD 17,423 thousand (December 31, 2022: USD 10,138 thousand) in respect of collective impairment provision and specific debtors that their collectability is in doubt.

As of December 31, 2023, two buyers accounted for 16.2% and 16.5% of trade receivables. As of December 31, 2022, two buyers accounted for 15.7% and 14.1% of trade receivables.

	Allowance for Doubtful debts
	2023	2022
	USD thousands

Balance at January 1	10,138	13,870
Allowance for doubtful debts expenses (income)	7,622	(3,167)
Discontinuance of consolidation	(275)	-
Write-off	(22)	(542)
Exchange rate difference	(40)	(23)

Balance at December 31	17,423	10,138

d.	Liquidity risk:

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

As of December 31, 2023, and December 31, 2022, the Group’s contractual obligation of financial liability is in respect of leases, trade, and other payables in the amount of USD thousand and USD 332,782 thousand and USD 361,820 thousands, respectively.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	FINANCIAL INSTRUMENTS (Cont.)
The contractual maturity of the financial liability that is less than one year is in the amount of USD 201,955 thousand and USD 239,240 thousand for December 31, 2023, and December 31, 2022, respectively.

e.	Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

At December 31, 2023, USD 14,027 thousand are held in AUD, USD 5,653 thousand are held in NIS, USD 4,571 thousand are held in EUR, USD 2,981 thousand are held in SGD, USD 2,692 thousand are held in CAD, USD 2,665 thousand are held in GBP, USD 2,040 thousand are held in JPY, USD 1,493 thousand are held in other currencies and the remainder held in USD.

As of December 31, 2023, no individual vendor accounted for more than 10% of trade payables. As of December 31, 2022, one vendor accounted for 12.7% of trade payables.

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

	2023		2022
GBP/USD	+10%	-10%	+10%	-10%
	USD thousands

Profit / (Loss)	(1,832)	1,832	(2,893)	2,893
Increase / (Decrease) in Shareholders’ Equity	(9)	9	(94)	94

	2023		2022
NIS/USD	+10%	-10%	+10%	-10%
	USD thousands

Profit / (Loss)	353	(353)	(139)	139
Increase / (Decrease) in Shareholders’ Equity	384	(384)	(107)	107

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	FINANCIAL INSTRUMENTS (Cont.)
	2023		2022
SGD/USD	+10%	-10%	+10%	-10%
	USD thousands

Profit / (Loss)	(2,348)	2,348	(2,615)	2,615
Increase / (Decrease) in Shareholders’ Equity	(6)	6	(320)	320

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

Interest rate risk

The Group has a cash flow risk due to its variable-rate debt instruments. A 5% increase in the interest rate would result in a loss and a decrease in shareholders' equity of USD 3.7 million. However, it will be offset by a gain and shareholders' increase of USD 2.8 million due to available cash and cash equivalents. As a result, there would be a net effect of USD 0.9 million.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	FINANCIAL INSTRUMENTS (Cont.)
g.	Level 3 financial instruments carried at fair value

On August 18, 2022, the Company completed a USD 25 million investment in VIDAA, a smart TV operating system, streaming platform, and subsidiary of Hisense. Through its investment, the Company received a 2.5% equity stake in VIDAA, a multi-year extension to exclusively share of VIDAA’s global ACR data for targeting and measurement across the Company’s platform, and ad monetization exclusivity on VIDAA media in the U.S., U.K., Canada, and Australia.

The investment in shares is a financial asset measured at fair value through profit or loss under level 3.

	December 31, 2023	December 31, 2022
	Level 3	Level 3
	USD thousands	USD thousands

Financial assets measured at fair value through profit or loss:
Investment in shares	25,000	25,000

Valuation processes used by the Company

The fair value of non-marketable shares is determined by external valuer on an annual basis.

The principal unobservable inputs are as follows:

•	The estimated royalties from App share and remote-control button which is based on the expected increase in market share.
•	The average operating profit margin which is based on the stage of research and development.
•
The discount rate, which is based on the risk-free rate for 10-year debentures issued by the government in the relevant market, adjusted for a risk premium to reflect both the risk of investing in equities, the systematic risk of company and entity specific risk to the extent not already reflected in the cash flows.

h.
Financial instruments measured at fair value for disclosure purposes only.

The fair value of the long term debt is estimated by discounting future principal and interest cash flows by the market interest rate of 7.064% on the date of measurement which is USD 97,291 thousands.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	RELATED PARTIES

Compensation and benefits to key management personnel

Executive officers also participate in the Company’s share option programs. For further information see Note 17 regarding share-based compensation.

Compensation and benefits to key management personnel (including directors) that are employed by the Company and its subsidiaries:

	Year ended December 31
	2023	2022	2021
	USD thousands

Share-based compensation	11,527	30,914	31,283
Other compensation and benefits	3,988	4,433	6,752

Total	15,515	35,347	38,035

NOTE 20:	SUBSIDIARIES

Details in respect of subsidiaries:

Presented hereunder is a list of the Group’s subsidiary:

	Principal	The Group’s ownership interest
	location of the	in the subsidiary for the year ended
	Company’s	December 31
Name of company	activity	2023	2022
Taptica Inc	USA	100%	100%
Tremor Video Inc	USA	100%	100%
Adinnovation Inc	Japan	-	100%
Taptica UK	UK	100%	100%
YuMe Inc*	USA	100%	100%
Perk.com Canada Inc	Canada	100%	100%
R1Demand LLC*	USA	100%	100%
Nexxen Group LLC (f/k/a Unruly Group LLC)	USA	100%	100%
Nexxen Group US Holdings Inc. (f/k/a Unruly Group US Holding Inc)*	USA	100%	100%
Nexxen Holdings Ltd (f/k/a Unruly Holdings Limited)*	UK	100%	100%
Nexxen Group Ltd (f/k/a Unruly Group Limited)*	UK	100%	100%
Unruly Media GmbH	Germany	100%	100%
Unruly Media Pte Ltd*	Singapore	100%	100%
Nexxen Pty Ltd (f/k/a Unruly Media Pty Ltd)	Australia	100%	100%
Unruly Media KK	Japan	100%	100%
Unmedia Video Distribution Sdn Bhd	Malaysia	100%	100%
SpearAd GmbH	Germany	100%	100%
Nexxen Inc. (f/k/a Amobee Inc)*	USA	100%	100%
Amobee EMEA Limited	UK	100%	100%
Amobee International Inc	USA	100%	100%
Amobee Ltd	Israel	100%	100%
Amobee Asia Pte Ltd*	Singapore	100%	100%
Amobee ANZ Pty Ltd	Australia	100%	100%

*	Under these companies, there are seventeen (17) wholly owned subsidiaries that are inactive and in liquidation process.

NEXXEN INTERNATIONAL LTD. (FORMERLY TREMOR INTERNATIONAL LTD.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:	OPERATING SEGMENTS

The Group has a single reportable segment as a provider of marketing services.

Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of consumers.

	Year ended December 31
	2023	2022	2021
	USD thousands

America	311,780	303,106	304,686
APAC	6,537	20,031	20,931
EMEA	13,676	12,113	16,328

Total	331,993	335,250	341,945

NOTE 22:	CONTINGENT LIABILITY

On May 18, 2021, the Company filed a complaint against Alphonso, Inc. (“Alphonso”) in the Supreme Court of the State of New York, County of New York (the “Court”), asserting claims for breach of contract, tortious interference with business relations, intentional interference with contractual relations, unjust enrichment, and conversion.

The lawsuit arose out of Alphonso’s breach of a Strategic Partnership Agreement and an Advance Payment Obligation and Security Agreement (the “Security Agreement”) with us, and LG Electronics Inc.’s (“LG”) tortious interference with the Company’s contractual relationships and business relations and related misconduct. On February 23, 2024, the Company entered into a settlement and release agreement with Alphonso and LG and the parties have agreed to dismiss the Alphonso Lawsuit.

In March 2023, Alphonso remitted USD 11.3 million to the Company, comprising USD 7.25 million related to a secured advance repayment and USD 4.1 million related to additional interest, penalties and fees including reimbursement of certain legal fees.

On June 21, 2022, Alphonso filed a complaint against the Company in the United States District Court for the Northern District of California, asserting claims for misappropriation of trade secrets under federal and state law. On October 11, 2023, Alphonso dismissed its claims in the lawsuit with prejudice. On October 25, 2023, the Company filed a bill of costs to recover allowable legal costs from Alphonso. The Company’s request for tax costs is pending with the Court.