Form 20-F
period 2024-12-31
Nexxen International Ltd.
filed 2025-03-05
CIK 1849396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2024

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

Sagi Niri
Chief Financial Officer
sniri@nexxen.com
82 Yigal Alon Street
Tel Aviv, 6789124, Israel
+972-3-545-3900
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value NIS 0.02 per share	NEXN	The Nasdaq Stock Market LLC (Global Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 65,562,670 ordinary shares, par value NIS 0.02 per share (excluding Treasury Shares and including 16,474,190 ordinary shares underlying American Depositary Shares) as of December 31, 2024. For clarity, the ordinary shares are presented on a post-Reverse Split basis. Please see Part I, Item 8.B. “Significant Changes” of the Annual Report for a discussion about our current trading structure and changes that occurred as of February 14, 2025, including information about the Reverse Split.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company.

See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

Yes ☐ No ☒

NEXXEN INTERNATIONAL LTD.
Form 20-F
For the Fiscal Year Ended December 31, 2024

TABLE OF CONTENTS

INTRODUCTION AND USE OF CERTAIN TERMS	1
PRESENTATION OF FINANCIAL AND OTHER INFORMATION	1
TRADEMARKS	2
MARKET INFORMATION	2
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY	3
PART I	5
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3. KEY INFORMATION	5
3.A. [RESERVED]	5
3.B. CAPITALIZATION AND INDEBTEDNESS	5
3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS	5
3.D. RISK FACTORS	5
ITEM 4. INFORMATION ON THE COMPANY	28
4.A. HISTORY AND DEVELOPMENT OF THE COMPANY	28
4.B. BUSINESS OVERVIEW	28
4.C. ORGANIZATIONAL STRUCTURE	40
4.D. PROPERTY, PLANTS AND EQUIPMENT	40
ITEM 4A. UNRESOLVED STAFF COMMENTS	40
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	40
5.A. OPERATING RESULTS	41
5.B. LIQUIDITY AND CAPITAL RESOURCES	52
5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	53
5.D. TREND INFORMATION	54
5.E. CRITICAL ACCOUNTING ESTIMATES	54
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	55
6.A. DIRECTORS AND SENIOR MANAGEMENT	55
6.B. COMPENSATION	57
6.C. BOARD PRACTICES	62
6.D. EMPLOYEES	71
6.E. SHARE OWNERSHIP	71
6.F. DISCLOSURE OF REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION	71
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	71
7.A. MAJOR SHAREHOLDERS	71
7.B. RELATED PARTY TRANSACTIONS	73
7.C. INTERESTS OF EXPERTS AND COUNSEL	73
ITEM 8. FINANCIAL INFORMATION	73
8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	73
8.B. SIGNIFICANT CHANGES	74
ITEM 9. THE OFFER AND LISTING	74
9.A. OFFER AND LISTING DETAILS	74
9.B. PLAN OF DISTRIBUTION	75
9.C. MARKETS	75
9.D. SELLING SHAREHOLDERS	75
9.E. DILUTION	75
9.F. EXPENSES OF THE ISSUE	75
ITEM 10. ADDITIONAL INFORMATION	76
10.A. SHARE CAPITAL	76
10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION	76
10.C. MATERIAL CONTRACTS	76
10.D. EXCHANGE CONTROLS	76
10.E. TAXATION	76
10.F. DIVIDENDS AND PAYING AGENTS	83
10.G. STATEMENT BY EXPERTS	83
10.H. DOCUMENTS ON DISPLAY	83
10.I. SUBSIDIARY INFORMATION	83
10.J. ANNUAL REPORT TO SECURITY HOLDERS	83
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	83

i

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

Trading Structure Changes

On February 14, 2025, the Company executed a reverse split of its Ordinary Shares such that every two Ordinary Shares, par value NIS 0.01 per share, held at the time of the reverse split consolidated into one new Ordinary Share, par value NIS 0.02 per share (the “New Ordinary Shares”) to facilitate a one-to-one American Depositary Receipt (“ADR”) exchange (the “Reverse Split”). Thereafter, the Company exchanged its Nasdaq-listed ADRs for Nasdaq-listed New Ordinary Shares and terminated its ADR facility.  On February 17, 2025, the Company’s AIM-listed depository interests representing the Company’s old Ordinary Shares were cancelled from admission to trading on the AIM Market of the London Stock Exchange, and on February 18, 2025, the Company’s New Ordinary Shares began trading on Nasdaq under the stock ticker “NEXN” (collectively, the “Trading Structure Changes”). All share figures as of December 31, 2024 set forth in this Annual Report are reported to reflect post-Reverse Split shares, unless otherwise provided herein.

Unless stated otherwise, all references in this Annual Report to “ordinary shares”, “Ordinary Shares”, “shares” or “Shares” refer to the New Ordinary Shares after giving effect to the Trading Structure Changes, including the Reverse Split completed on February 14, 2025.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We publish consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements responsive to Item 17 of this Annual Report are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IFRS”). We present our consolidated financial statements in U.S. dollars. All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars.

This Annual Report includes the audited consolidated financial statements of the Company as of and for the years ended December 31, 2024, 2023 and 2022 prepared in accordance with IFRS. The audited consolidated financial statements of the Company for the years ended December 31, 2024 and December 31, 2023 are not directly comparable with the audited consolidated financial statements of the Company as of and for the year ended December 31, 2022. This is related to acquisitions prior to 2023. The Company’s audited consolidated financial statements of the Company as of and for the year ended December 31, 2022 include contributions from Nexxen Inc. (f/ka Amobee Inc.), Amobee Asia Pte. Ltd. and Amobee ANZ Pty Ltd. (together with their subsidiaries, collectively “Amobee”) for the September 12, 2022 through December 31, 2022 period, following the close of the acquisition of Amobee on September 12, 2022.

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

•
Adjusted EBITDA is defined as total comprehensive income (loss) for the year adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax expenses, depreciation and amortization, stock-based compensation, restructuring, acquisition-related costs, Delisting related one-time costs and other expenses, net.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

This Annual Report contains certain estimates and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, the provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act of 1934 (the “Exchange Act”). Forward-looking statements include financial projections, statements of plans and objectives for future operations, statements of future economic performance, and statements of assumptions relating thereto, including, but not limited to statements regarding: market opportunity; forecasts; market growth and growth strategy; capital deployment strategy; demand; dependence on third parties such as advertisers, publishers and third-party data providers; our technology investment decisions; industry conditions; changes in technology and regulation and the impact thereof; plans with respect to our intellectual property rights; our competition; global and local economic and geopolitical forces and unrest, including the war and hostilities involving Israel, Hamas, Hezbollah, Iran and Yemen and the Ukraine/Russia war; seasonality; dependence on our sales and support team; our positioning and strategy; digital advertising trends overall; our solutions and platform; customers; our dividend policy and our buyback program; the Trading Structure Changes we implemented, working capital and the sufficiency thereof; financial metrics such as revenue, costs and expenses, including capital expenditures; legal proceedings and tax. Forward-looking statements may appear throughout this report, including without limitation, in Item 3. “Key Information 3.D. Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects 5.A. Operating Results.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other risks, assumptions and factors that could cause our actual results or conditions to differ materially from our forward-looking statements include, among others, the items in the following list, which also summarizes some of our most principal risks:

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

•	the rejection of digital advertising by consumers through opt-in, opt-out or ad-blocking technologies or other means;

•	our ability to scale our platform infrastructure to support anticipated growth and transaction volume;

•	disruptions to service from our third-party data center hosting facilities and cloud computing and hosting providers could impair the delivery of our services;

•	potential liability and harm to our business based on the human factor of inputting information into our platform;

•	any failure to protect our intellectual property rights;

•	if non-proprietary technology, software, products and services that we use are unavailable, have future terms we cannot agree to or do not perform as we expect;

•	the overall demand for advertising and reductions in marketing spend;

•	the macroeconomic headwinds including rising inflation, rising interest rates and global supply chain constraints;

•	there are risks related to the use and development of Generative Artificial Intelligence (“AI”);

•	any decrease in the use of the advertising or publishing channels that we primarily depend on, or failure to expand into emerging channels;

•	if CTV develops in ways that prevent advertisements from being delivered to consumers;

•	the competitive nature of the market in which we participate;

•	seasonal fluctuations in advertising activity;

•	the effective growth and training of our sales and support teams;

•	we are a party to a credit agreement which contains a number of covenants that may restrict our current and future operations and could adversely affect our ability to execute business needs;

•	that we may not realize the anticipated benefits of the Trading Structure Changes and it may negatively impact our liquidity and investor base;

•	the war and hostilities between Israel and Hamas, and between Israel and Hezbollah, Iran and Yemen, and other risks relating to our employees or our location in Israel;

•	legal and regulatory constraints; and

•	risks relating to legal or regulatory issues; and other risks associated with our financial profile and our Ordinary Shares.

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

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this Annual Report, in evaluating us and our ordinary shares (“Shares”). Please see Item 8.B. “Significant Changes” for a discussion about our current trading structure and changes that occurred as of February 14, 2025.  Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our Shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

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

For the year ended December 31, 2024, one buyer represented 11.5% of the revenue. For the year ended December 31, 2023, no individual buyer accounted for more than 10% of the revenue. For the year ended December 31, 2022, one buyer represented 10.7% of the revenue. As of December 31, 2024, three buyers, respectively, accounted for 19.1%, 12.1% and 11.2% of trade receivables. As of December 31, 2023, two buyers, respectively, accounted for 16.2% and 16.5% of trade receivables. As of December 31, 2022, two buyers, respectively, accounted for 15.7% and 14.1% of trade receivables. As of December 31, 2024 and December 31, 2023, no individual vendor accounted for more than 10% of trade payables. As of December 31, 2022, one vendor accounted for 12.7% of trade payables.

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

Our business depends on our access to valuable publisher inventory. We depend upon publishers, including channel partners, which aggregate large numbers of smaller publishers, to provide advertising inventory which we can offer to prospective advertisers. A relatively small number of publishers have historically accounted for a significant portion of the advertising inventory sold on our platform, as well as a significant portion of our revenue, including a relatively small number of channel partners. To support our continued growth, we will seek to add additional publishers to our platform and to expand current utilization with our existing publishers.

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

We face intense competition in the marketplace and are confronted by rapidly changing technology, evolving industry standards, consumer preferences, regulatory changes and the frequent introduction of new solutions by our competitors to which we must adapt and address. We need to continuously update our platform and the technology in which we invest and develop, including our machine learning, generative artificial intelligence and other proprietary algorithms, to attract publishers and advertisers and stay ahead of changes in technology, evolving industry standards and regulatory requirements. Our platform is complex and new solutions can require a significant investment of time and resources to develop, test, introduce, enhance, and maintain. These activities can take longer than we expect and we may not make the right decisions regarding our pursuit of these investments. New formats and channels, such as mobile header bidding and CTV, present unique challenges and our success in new formats and channels depends upon our ability to integrate them with our platform. If our mobile and video solutions or our CTV solutions are not widely adopted by advertisers and publishers, we may not retain advertisers and publishers. In addition, new demands from advertisers or publishers, superior offerings by competitors, changes in technology, or new industry standards or regulatory requirements could render our platform or our existing solutions less effective and require us to make unanticipated changes to our platform or business model. Furthermore, our focus on our end-to-end platform may decrease our responsiveness and agility to respond to changes or innovations specific to either our DSP or SSP solutions. Our failure to adapt to a rapidly changing market, anticipate changing demand, or attract and retain advertisers or publishers would cause our revenue or revenue growth rate to decline and adversely affect our business, results of operations and financial condition.

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

We do not provide or control the content of advertisements or that of the digital media providing inventory. Advertisers provide the advertising content and publishers provide the inventory content. Both advertisers and publishers are concerned about being associated with content they consider inappropriate, competitive or inconsistent with their brands, or illegal, and they are hesitant to spend money or make inventory available without guaranteed brand and content security. Consequently, our reputation depends, in part, on providing services that our advertisers and publishers trust and we have contractual obligations to meet certain content and inventory standards. We use third party tools to review the inventory that our publishers provide to ensure that they meet our standards. These tools, however, have their own limitations and may not always provide sufficient protection. We also engage in efforts to contractually prohibit the misuse of our platform by agencies (and their marketer customers) and publishers; however, we are not always successful in achieving a fulsome level of protection. Despite such efforts, advertisers may inadvertently purchase inventory that proves to be unacceptable for their campaigns, in which case we may not be able to collect revenue or recoup the amounts paid to publishers. Furthermore, the standards by which an advertiser or a publisher may consider an advertising placement or inventory content offensive, objectionable or inappropriate are constantly changing and our contractual agreements are not always able to anticipate fully the preferences of our advertisers and publishers. Our advertisers could intentionally run campaigns that do not meet the standards of our publishers or attempt to use illegal or unethical targeting practices or seek to display advertising in jurisdictions that do not permit such advertising or in which the regulatory environment is uncertain, in which case our supply of ad inventory from such suppliers could be jeopardized.

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

Industry Consolidation and Increased Competition May Adversely Affect Our Business

The advertising technology market is highly competitive and has experienced, and may continue to experience, significant consolidation, with larger competitors acquiring smaller companies and expanding their capabilities. As a result, we may face greater pricing pressure as competitors offer bundled services or use their scale to negotiate better terms with advertisers and publishers. Consolidation may lead to stronger relationships between major advertisers and larger advertising technology companies, making it harder for us to retain or attract key customers. Larger competitors may control access to critical data, advanced AI-driven targeting, or proprietary ad-serving technologies, putting us at a disadvantage.  Barriers to entry and expansion: Increased competition from integrated players may limit our ability to enter new markets, invest in product innovation, or expand our service offerings.  If we are unable to effectively compete in this evolving landscape, our revenues, growth prospects, and profitability could be adversely affected.

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

We may be subject to fraudulent or malicious activities undertaken by individuals or organizations seeking to use our platform for improper purposes. For example, someone may attempt to divert or artificially inflate advertiser purchases through our platform, or to disrupt or divert the operation of the systems and devices of our publishers, and their consumers in order to misappropriate information, generate fraudulent billings or stage cyberattacks, or for other illicit purposes. We use our proprietary technology and third-party services to, and we participate in industry co-ops that work to, detect malware and other content issues as well as click fraud (whether by humans or software known as “bots”) and to block fraudulent inventory. Preventing and combating fraud is an industry-wide issue that requires constant vigilance, as well as a balancing of cost effectiveness and risk, and we cannot guarantee that we will be successful in our efforts to combat fraud. We may provide access to inventory that is objectionable to our advertisers, or we may serve advertising that contains malware or objectionable content to our publishers, which could harm our and our advertisers’ and publishers’ reputation, causing them to scale-back or terminate their relationship with us, or otherwise negatively impact our business, operating results and financial condition.

If the use of digital advertising is rejected by consumers, through opt-in, opt-out or ad-blocking technologies or other means, it could have an adverse effect on our business, results of operations and financial condition.

Consumers can, with increasing ease, implement technologies that limit our ability to collect and use data to deliver advertisements, or otherwise limit the effectiveness of our platform. Cookies may be and often are deleted or blocked by consumers. The most commonly used Internet browsers allow consumers to modify their browser settings to block first-party cookies (placed directly by the publisher or website owner that the consumer intends to interact with) or third-party cookies (placed by parties, like us, that have no direct relationship with the consumer), and some browsers block third-party cookies by default. Certain browsers (in addition to blocking cookies) do and may to an increasing degree obfuscate or prevent other browser or network-related information from flowing to third parties including our platforms.  Many applications and other devices allow consumers to avoid receiving advertisements by paying for subscriptions or other downloads. Mobile devices using Android and iOS operating systems limit the ability of cookies to track consumers while they are using applications other than their web browser on the device. As a consequence of all of the above, fewer of our cookies or publishers’ cookies may be set in browsers or be accessible in mobile devices, and less information may be collected from devices and networks, which could adversely affect our business.

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

We face ongoing risks related to actual and attempted cybersecurity threats and incidents on our IT networks, such as through phishing scams and ransomware. In July 2024, we experienced a cybersecurity incident in which unauthorized individuals gained access to certain systems. While we detected and contained the incident promptly, we cannot guarantee that similar incidents will not occur in the future, or that any new incidents will not have a more severe impact. Although the investigation confirmed that no customer data or financial information was compromised, we recognize the possibility that although not material, at the time, IT systems information may have been exposed. As of the date of this filing, we estimate the direct costs of responding to and remediating the cybersecurity incident to be minimal. Cybersecurity incidents put us at risk for interruptions, outages and breaches of: operational systems, including business, financial, accounting, product development, data processing, and production processes, owned by us or our third-party vendors or suppliers; facility security systems, owned by us or our third-party vendors or suppliers; in-product technology owned by us or our third-party vendors or suppliers; the integrated software in our solutions; or personal data that we process or our third-party vendors or suppliers process on our behalf. Such cyber incidents could materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, drivers or others; jeopardize the security of our facilities; or affect the performance of in-product technology and the integrated software solutions. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. Although we maintain information technology measures designed to protect us against intellectual property theft, data breaches and other cyber incidents, such measures require constant updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or produce, sell, deliver and service our solutions, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that the systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated, and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

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

We depend on data sets and various technology, software, products and services from third parties or available as open source, including for critical features and functionality of our platform to deliver targeted advertising campaigns. Our ability to obtain necessary data licenses on commercially reasonable terms is critical to the success of our platform and we could suffer material adverse consequences if we are unable to obtain data through our integrations with data suppliers or if the cost of obtaining such data materially increases. Identifying, negotiating, complying with and integrating with third-party terms and technology are complex, costly and time-consuming matters. Further, in the course of negotiations with third-party providers, we may be required to provide material upfront minimum purchase commitments in order to secure favorable contractual terms. Failure by third-party providers to acquire relevant data sets, or to maintain, support or secure their technology either generally or for our accounts specifically, or downtime, errors or defects in their products or services, could materially and adversely impact our platform, our administrative obligations or other areas of our business. Furthermore, changes in the costs of third-party services may result in us having to replace any third-party providers or their data sets, technology, products or services and could result in outages or difficulties in our ability to provide our services.

Our revenue and results of operations are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns, inflation, supply constraints, geopolitical issues, and pandemics, can make it difficult to predict our revenue and could adversely affect our business, results of operations and financial condition.

Our business depends on the overall demand for advertising and on the economic health of our current and prospective advertisers. Recently, the economic health of advertisers has been impacted by macroeconomic headwinds including rising inflation, rising interest rates and global supply chain constraints. Our business has been and may be impacted in the future by several factors including international hostilities (such as the war and hostilities involving Israel, Hamas, Hezbollah, the Houthi movement in Yemen and Iran, and the Russia-Ukraine war), inflation, pandemics and the resulting economic uncertainty in the United States and global economy. Many advertisers also suffered and continue to do so as a result of economic downturn, global supply chain constraints which materially impacted certain verticals. Many marketing budgets decreased their advertising spending as a response to the economic uncertainty and decline in business activity due to macroeconomic conditions which have, and may continue to have, a negative impact on our revenue and results of operations. Various macroeconomic factors could cause advertisers to reduce their advertising budgets, and may include the following:

•
adverse economic conditions, rising inflation and interest rates and general uncertainty about an economic downturn, particularly in North America where we do most of our business including recession and depression concerns;

•	instability in political or market conditions generally;

•	changes in the pricing policies of publishers and competitors;

•	any changes in tax treatment of advertising expenses and the deductibility thereof;

•	the seasonal nature of advertising spend on digital advertising campaigns; and

•	changes and uncertainty in the regulatory and business environment (for example, when Apple or Google change policies for their browsers and operating systems).

•	geopolitical hostilities and uncertainty within the U.S. and global political landscape which might create challenges for customers and impact advertising activities.

Reductions in overall advertising spending as a result of these factors could make it difficult to predict our revenue and could adversely affect our business, results of operations, and financial condition.

Our global operations subject us to certain risks beyond our control and may adversely affect our financial results.

With operations in 193 countries and territories around the world, we are subject to numerous risks outside of our control, including risks arising from political unrest and other political events, including the war and hostilities involving Israel, Hamas, Hezbollah and Iran, the invasion of Ukraine by Russia, the terrorist groups in Yemen, which are threatening to limit the movement of marine shipments through the Red Sea, and increasing tensions between China and Taiwan, regional and international hostilities and international responses to these hostilities, strikes and other worker unrest, natural disasters, the impact of global climate change, acts of war, terrorism, international conflict, severe weather conditions, pandemics and other global health emergencies, disruptions of infrastructure and utilities, cyberattacks, and other events beyond our control. Although it is not possible to predict such events or their consequences, these events could materially adversely affect our reputation, business and financial results.

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

There are risks related to the use and development of Generative Artificial Intelligence (“AI”)

The increasing adoption and regulatory scrutiny of generative AI technologies may present risks that could materially impact our business, operations, and reputation.  We utilize or may in the future integrate generative AI technologies into certain aspects of our business, including product development, customer service, content creation, or operational efficiencies. While generative AI offers significant potential benefits, it also presents several risks including regulatory and compliance, intellectual property, legal liability, data privacy and security concerns.  There is also risk of bias, ethical concerns and misinformation. If we are unable to effectively manage these risks, our business operations, regulatory compliance, financial results, and reputation may be materially and adversely affected.

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

We operate in a highly competitive and rapidly changing industry. We expect competition to persist and intensify in the future, which could harm our ability to increase revenue and our market share and maintain profitability. New technologies and methods of buying advertising present a dynamic competitive challenge, as market participants develop and offer new products and services, such as, products and services utilizing generative artificial intelligence, analytics, automated media buying and exchanges, aimed at capturing advertising spend or disrupting the digital marketing landscape. Further, our competitors have begun and will continue to offer similar products or services to those we currently offer, including our end-to-end platform, and our ability to compete effectively could be significantly compromised.

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

We serve advertisements in 193 countries and maintain offices in North America, Europe, Asia and Australia. Our expansive global footprint subjects us to a variety of risks and burdens, including:

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

Volatility or lack of appreciation in the price of our Shares may also affect our ability to attract and retain our key employees. Many of our senior personnel and other key employees have become, or will soon become, vested in a substantial amount of restricted share units (“RSUs”) and performance share units (“PSUs”). Employees may be more likely to leave us if the shares they own or the shares underlying their vested options, RSUs or PSUs have significantly decreased in value relative to the original purchase price of the shares or the exercise price of the options.

The impact of political, economic and military conditions in Israel, including the ongoing war in Israel and other conditions in Israel, and surrounding regions, could materially and adversely affect our business.

We are incorporated under Israeli law and our principal executive offices are located in Israel. Many of our employees, including certain management members, operate from our offices located in Tel Aviv, Israel. In addition, several of our officers and one of our directors, including our Chief Executive Officer and Chief Financial Officer, are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attacks, Israel declared war against Hamas and a military campaign against the terrorist organization commenced by the Israel Defense Force (“IDF”). In addition, Hezbollah has also launched attacks against Israeli military sites and troops, and against Israeli towns, and in response to these attacks, the IDF has carried out a military operation in Lebanon, including raids on territories controlled by Hezbollah in Southern Lebanon and strikes on sites belonging to Hezbollah in Lebanon. On a separate border, Israel was required to take limited preemptive military actions in Southern Syria in light of the fall of the Assad regime and the takeover of Syria by the Syrian rebels.

Further, Israel faces threats from more distant neighbors, in particular, Iran which directly attacked Israel twice in 2024, has targeted cyber-attacks against Israeli entities and may be developing nuclear weapons; and the Houthi movement, which controls parts of Yemen and launched, among others, a number of attacks on Israel and marine vessels traversing the Red Sea. The Red Sea is a vital maritime route for international trade traveling to and from Israel. As a result of such disruptions, we may experience in the future delays in supplier deliveries, extended lead times, and increased cost of freight, increased insurance costs, increased purchased materials and manufacturing labor costs. The risk of ongoing supply disruptions may have adverse impact on economic conditions in Israel.

Further, many Israeli citizens are obligated to perform up to several weeks of annual military reserve duty each year. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Since October 7, 2023, the IDF has called up hundred thousands of its reserve forces to serve. A number of our employees are currently subject to military service in the IDF and many of them have been called to serve. In addition, the family members of certain of our Israeli team members are currently serving in the IDF. Such disruption could materially and adversely affect our business, prospects, financial condition, and results of operations.

The intensity and duration of Israel’s current military endeavors in multiple fronts are difficult to predict, as are the economic implications of the foregoing on our business and operations in particular and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, that may involve an additional downgrade in Israel’s credit rating by rating agencies (such as the downgrades by Moody’s, S&P and Fitch Rating agencies of the credit rating of Israel), which may have a material adverse effect on our company and its ability to effectively conduct its operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our results of operations, financial condition or the expansion of our business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely affect our business. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, and prospects.

Finally, the current elected government in Israel is pursuing certain reforms to Israel’s judicial system. Certain financial, legal and commercial organizations and entities have claimed that such changes, if adopted, could adversely affect the macroeconomic condition in which we operate. At this stage, the proposed legislation has not become effective, and its scope has not been fully determined; we cannot assess the potential impacts of these changes and their likelihood on our business, prospects, financial condition, and results of operation.

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of our Shares are governed by our amended and restated articles of association and the Israeli Companies Law, 5759-1999 (the “Companies Law”). These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his, her or its rights and fulfilling his, her or its obligations toward the Company and other shareholders and to refrain from abusing his, her or its power in the Company, including, among other things, in voting at the general meeting of shareholders, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company, has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent, or make undesirable an acquisition of all or a significant portion of our Shares or assets.

Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our Shares. Among other things:

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

This payment process will increasingly consume working capital if we continue to be successful in growing our business. In addition, like many companies in our industry, we often experience slow payment by advertising agencies. In this regard, we had average days sales outstanding (“DSO”) of 83 days and average days payable outstanding (“DPO”) of 76 days for the year ended December 31, 2024. We compute our average DSO as of a given month end based on a weighted average of outstanding accounts receivable. Specifically, the DSO is calculated by dividing the average accounts receivable during a given period by the total value of billing revenue during the same period, and then multiplying the result by the number of days in the period being measured. We compute our DPO as of a given month end by dividing our trade payables (including accrued liabilities) by the average daily cost of media, data, other direct costs and certain operating expenses. Historically, our DSOs have fluctuated. If our DSOs increase significantly, and we are unable to borrow against these receivables on commercially acceptable terms, our working capital availability could be reduced, and as a consequence our results of operations and financial condition would be adversely impacted. We cannot assure you that as we continue to grow, our business will generate sufficient cash flow from operations to fund our working capital needs. If our cash flows are insufficient to fund our working capital requirements, we may not be able to grow at the rate we currently expect or at all.

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

To fund future acquisitions, we may obtain additional debt financing, pay cash or issue additional Shares, which could dilute our shareholders’ value or diminish our cash reserves. Borrowing to fund the Amobee acquisition resulted in increased fixed obligations and subjected us to covenants or other restrictions that can potentially limit the ability to run our business.

Our use of borrowings under our revolving credit facility could adversely affect our financial condition, liquidity, and ability to meet our obligations.

In September 2022, Nexxen Group US Holdings Inc. entered into a $90 million senior secured term loan facility (the “Term Loan Facility”) and a $90 million senior secured revolving credit facility (the “Revolving Credit Facility”). The Company used the net proceeds of the Term Loan Facility and $10 million of net proceeds of the Revolving Credit Facility to fund a portion of the purchase price of the Amobee acquisition in 2022. The loan period was 3 years from the date it was obtained.  On April 9, 2024, the Company repaid its outstanding Term Loan Facility in full, together with its then outstanding Revolving Credit Facility borrowings, in the total amount of $100 million. No early termination penalties were incurred. Following the repayment, a $90 million Revolving Credit Facility remains available, with $0 drawn as of December 31, 2024.

The Company must pay a commitment fee on the undrawn amounts and we may draw upon from time to time to finance our operations, capital expenditures, or other corporate purposes. Our use of this Revolving Credit Facility presents several risks that could adversely impact our financial condition, liquidity, and ability to meet our obligations. First, increased borrowings under our Revolving Credit Facility could result in higher leverage, increasing our debt service obligations and reducing financial flexibility. As we draw down funds, our interest expense will rise, potentially reducing our profitability and ability to invest in growth initiatives. If interest rates increase, our cost of borrowing could rise significantly, particularly if our facility has variable interest rate provisions.  Second, utilizing our Revolving Credit Facility may impact our liquidity and financial stability. If we fully utilize available credit and are unable to generate sufficient cash flow from operations, we may face liquidity constraints that could impair our ability to meet short-term obligations, repay debt, or fund necessary expenditures. Additionally, if we require further financing beyond our Revolving Credit Facility, there is no guarantee that additional funding will be available on favorable terms or at all. Third, our ability to borrow under the Revolving Credit Facility is subject to covenant compliance and lender discretion. Our credit agreement may impose financial covenants, including leverage ratios, interest coverage ratios, or other restrictions on our operations. If we fail to meet these covenants, we may be required to seek amendments or waivers from our lenders, which may not be granted. In the event of non-compliance, our lenders could accelerate repayment obligations, restrict further borrowing, or impose additional conditions, any of which could materially impact our financial position. Lastly, adverse market or economic conditions, changes in lender risk assessments, or broader disruptions in the credit markets could reduce our access to the Revolving Credit Facility. If our lenders become unwilling or unable to provide funding, we may not be able to draw down necessary funds when needed, which could negatively affect our operations and strategic initiatives.

If any of these risks materialize, our financial condition, cash flows, and ability to meet our obligations could be materially and adversely affected.

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

Numerous U.S. federal and various state governments as well as foreign governments have adopted or proposed limitations on the collection, distribution, use, transfer and storage of data relating to individuals, including the use of contact information, web and device-based identifiers, and other data for marketing, advertising and other communications with individuals and businesses. In the United States, various laws and regulations apply to the collection, processing, disclosure and security of certain types of data. these and other types of data. Many aspects of these laws, and regulations underlying them, have not been interpreted by the applicable courts, and the full nature and scope of their application is therefore uncertain. Likewise, these laws impose particular obligations regarding the collection, use and transfer of certain categories of “sensitive” information, but the precise application of these laws to inferenced audience segments often used by advertising platforms remains unclear. Therefore, it is possible that standards of data usage, disclosure, collection or transfer may be interpreted or redefined in a manner that restricts us from how we collect or use information that is important to our platforms and services. Additionally, the U.S. Federal Trade Commission (“FTC”) and many state attorneys general are interpreting federal and state consumer protection laws as imposing certain “fairness” standards for the online collection, use, dissemination and security of data, but the precise scope and impact of these standards are presently unclear. If we fail to comply with any such laws or regulations, or if they are defined in a manner that imposes onerous restrictions on targeted advertising, we may be subject to enforcement actions that may not only expose us to litigation, fines and civil and/or criminal penalties but may also require us to change our business practices as well as have an adverse effect on our business, results of operations and financial condition. More generally, the regulatory framework for and enforcement of data privacy issues worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. The occurrence of unanticipated events often rapidly drives the adoption of legislation or regulation affecting the use, collection or other processing of data and manners in which we conduct our business. Restrictions could be placed upon the collection, management, aggregation and use of information, which could result in a material increase in the cost of collecting or otherwise obtaining certain kinds of data and could limit the ways in which we may use or disclose information. In particular, interest-based advertising, or the use of data to draw inferences about a user’s interests and deliver relevant advertising to that user, and similar or related practices (sometimes referred to as behavioral advertising or personalized advertising), such as cross-device data collection and aggregation, steps taken to de-identify personal data, and to use and distribute the resulting data, including for purposes of personalization and the targeting of advertisements, have come under increasing scrutiny by legislative, regulatory and self-regulatory bodies in the United States, the European Union and in other jurisdictions that focus on consumer protection or data privacy. Much of this scrutiny has focused on the use of cookies and other technology to collect information about consumers’ online browsing activity on web browsers, mobile devices and other devices, to associate such data with user or device identifiers or de-identified identities across devices and channels.lIn addition, from time to time, providers of Internet browsers, app stores or platforms such as Apple or Google have engaged in efforts to provide increased visibility into, and certain controls over, cookies and similar technologies and the data collected using such technologies. For example, in January 2020, Google announced that the Chrome browser will block third-party cookies at some point during the subsequent 24 months. However, just before the time when Google’s restriction on third party cookies was to be effected, Google changed its position and continues to permit third party cookies. Such providers could also change their technical requirements, guidelines or policies, including through their default settings, in other ways that adversely impact the way in which we or our customers collect, use and share data from user devices, including restricting our ability to use or read device identifiers, other tracking features or other device data. Because we, our advertisers and our publishers, rely upon large volumes of such data collected primarily through cookies and similar technologies, it is possible that these efforts may have a substantial impact on our ability to collect and use data from consumers, and it is essential that we monitor developments in this area domestically and globally, and engage in responsible privacy practices, including providing consumers with notice of the types of data we collect, how we use that data to provide our services and the ability to opt out of such use. There also is the risk that a provider could limit or discontinue our access to its platform or app store if it establishes more favorable relationships with one or more of our competitors or it determines that it is in their business interests to do so, and we would have no recourse against any such provider, which could have a material adverse effect on our business.lIn the United States, the U.S. Congress and state legislatures, along with federal regulatory authorities have recently increased their attention on matters concerning the collection and use of consumer data, including by digital advertisers. For example, the FTC regulates digital advertising through the Federal Trade Commission Act, which prohibits “unfair” or “deceptive” trade practices, including misrepresentations regarding the collection and use of consumer data. States have also begun to introduce more comprehensive privacy legislation. California enacted the California Consumer Privacy Act of 2018 (the “CCPA”) that took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of sale of their personal information, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches, which is expected to increase the volume and success of class action data breach litigation. In addition to increasing our compliance costs and potential liability, the CCPA created restrictions on “sales” of personal information that may restrict the disclosure of personal information for advertising purposes. Our advertising business relies, in part, on such disclosure, and decreased availability and increased costs of information could adversely affect our ability to meet advertisers’ and publishers’ requirements and could have an adverse effect on our business, results of operations and financial condition.lWe are also subject to the California Privacy Rights Act (“CPRA”), which was passed into law on November 3, 2020, and took substantial effect on January 1, 2023. The CPRA modifies and supplements the CCPA, including by imposing additional regulation on online advertising and particularly cross-context behavioral advertising, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. The effects of the CCPA and CPRA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

The CCPA and CPRA have encouraged “copycat” laws and in other states across the country, including (but not limited to) in Colorado, Connecticut, Delaware, Indiana, Iowa, Kentucky, Maryland, Minnesota, Montana, Nebraska, New Hampshire, New Jersey, Oregon, Rhode Island, Tennessee, Texas, Utah, and Virginia. In addition, new privacy laws and regulations and developing in most states. This legislative and regulatory activity will add additional complexity, variation in requirements, restrictions, and potential legal risk, require additional investment in resources to compliance programs and could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.  In addition, several states, including California, Oregon, Texas, Vermont, have passed laws directing “Data Brokers” to register, make certain disclosures, or take certain other steps regarding consumer choice.  While several of these laws may exempt pseudonymous information (and thus may not apply to us), we have registered as a “Data Broker” under California’s data broker law, which in turn subjects us to the California “Delete Act.”  California’s regulators are in turn implementing a set of “opt out” and consumer choice protocols that are likely to increase the number of individuals that “opt out” or remove their information (i.e., information associated with their devices or browsers) from our dataset.  This in turn may reduce the amount of information that we, our publishers and our business partners possess.

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

We are also subject to laws and regulations that dictate whether, how and under what circumstances we can transfer, process and/or receive certain data that is critical to our operations, including data shared between countries or regions in which we operate and data shared among our products and services. Specifically, the GDPR, UK GDPR and other European and UK data protection laws generally prohibit the transfer of personal data from the EEA, UK and Switzerland to the United States and most other countries unless the transfer is to an entity established in a country deemed to be provide adequate protection (such as Israel) or the parties to the transfer have implemented certain safeguards to protect the transferred personal data. Where we transfer personal data outside the EEA to a country that is not deemed to be “adequate,” we strive to comply with applicable laws including where we can rely on derogations (e.g., where the transfer is necessary for the performance of a contract) or we may put in place standard contractual clauses. The Israeli Privacy Protection Law, 5741-1981, has also been recently amended and extended its reach over Israeli residents as well as personal information of EU residents transferred to Israel, each of which provide for potentially material penalties for non-compliance.

In addition, some jurisdictions may impose data localization laws, which require personal information, or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer our products in those markets without significant additional costs.

We also depend on a number of third parties in relation to the operation of our business, a number of which process personal data on our behalf. We attempt to mitigate the associated risks of using third parties through various means which may include due diligence, entering into contractual arrangements containing representations, warranties, and procedures to enforce those third parties follow legal requirements and maintain appropriate technical and organizational security measures. Where we transfer personal data outside the EEA or the United Kingdom to such third parties, we do so in compliance with the relevant data export requirements, as described above. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined above. In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us, our advertisers or our publishers. We are members of or participants in the industry measures provided by self-regulatory bodies such as Digital Advertising Alliance, European Digital Advertising Alliance, Digital Advertising Alliance of Canada, National Advertising Initiative and Interactive Advertising Bureau (“IAB”), among others, that impose additional requirements related to the collection, use and disclosure of consumer data.  We in turn provide consumers with notice about our use of cookies and other technologies to collect consumer data and of our collection and use of consumer data for certain purposes, and provide consumers with certain choices relating to the use of consumer data. Some of these self-regulatory bodies may have the ability to discipline members or participants, which could result in fines, penalties and/or public censure (which could in turn cause reputational harm). Additionally, some of these self-regulatory bodies might refer violations of their requirements to the FTC or other regulatory bodies. If we were to be found responsible for such a violation, it could adversely affect our reputation, as well as our business, results of operations and financial condition.

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

Because we do not have direct relationships with consumers, we rely on publishers, buyers, and data providers, as applicable, to obtain legally sufficient consent of the consumer on our behalf to process their personal data and deliver interest-based advertisements, and to implement any notice or choice mechanisms required under applicable laws, but if publishers, buyers, or data providers do not follow this process (and in any event as the legal requirements in this area continue to evolve and develop), we could be subject to fines and liability. We may not have adequate insurance or contractual indemnity arrangements to protect us against any such claims and losses.

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

Further, operating in the advertising industry involves numerous commercial relationships, uncertain intellectual property rights and other aspects that create heightened risks of disputes, claims, lawsuits and investigations. In particular, we may face claims related to intellectual property matters, commercial disputes and sales and marketing practices. For example, on May 18, 2021, we filed a complaint against Alphonso, Inc. (“Alphonso”) asserting claims for breach of contract, tortious interference with business relations, intentional interference with contractual relations, unjust enrichment, and conversion (the “Alphonso Lawsuit”) in connection with Alphonso’s breach of certain contracts with us and related misconduct. The Supreme Court of the State of New York, County of New York enjoined Alphonso from using the Company’s confidential information but did not grant relief on our other claims. In March 2023, Alphonso remitted USD 11.3 million to the Company, comprising USD 7.25 million related to a secured advance repayment under the Security Agreement (as defined below) and USD 4.1 million related to additional interest, penalties and fees including reimbursement of certain legal fees. On February 28, 2024, the Company entered into a settlement and release agreement which has resulted in the dismissal of the Alphonso Lawsuit (See Note 1b2 to our audited consolidated financial statements).

On June 21, 2022, Alphonso filed a complaint against the Company in the United States District Court for the Northern District of California, asserting claims for misappropriation of trade secrets under federal and state law. On October 11, 2023, Alphonso dismissed its claims in the lawsuit with prejudice.

See Item 8.A. “Consolidated Statements and Other Financial Information Legal Proceedings” for further information. Any commercial dispute, claim, counterclaim, lawsuit or investigation, including our commercial dispute with Alphonso, has and may divert our management’s attention away from our business, we have and may continue to incur significant expenses in addressing or defending any commercial dispute, claim, counterclaim or lawsuit or responding to any investigation, and we may be required to pay damage awards or settlements.

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

Risks Relating to Our Shares

Our recent voluntary termination of our ADS facility and delisting from AIM may adversely affect the liquidity of our shares and expose us to additional risks associated with a single listing on Nasdaq.

On February 14, 2025, we voluntarily terminated our American Depositary Share ("ADS") facility. On February 17, 2025 we delisted our Shares underlying depositary interests from trading on the AIM market of the London Stock Exchange, consolidating our listing of our Shares solely on the Nasdaq Global Market. On February 18, 2025, our Shares began trading on the Nasdaq Global Market under the stock ticker “NEXN”. While this decision was made to simplify our capital structure, streamline our regulatory compliance, reduce costs, and improve trading efficiency, we may not realize the anticipated benefits of the termination and delisting and it may negatively impact the liquidity of our shares and our investor base (See Note 1a to our audited consolidated financial statements).

Prior to the termination and delisting, our securities were available for trading on both AIM and Nasdaq, providing investors with multiple trading venues. The termination of the ADS facility and delisting from AIM may result in temporary or long-term reduced trading volume and increased share price volatility on Nasdaq, particularly if former AIM investors are unable or unwilling to trade on Nasdaq. Additionally, certain institutional or retail investors who previously held our shares on AIM may have been restricted from holding or acquiring shares listed solely on Nasdaq due to internal investment policies or regulatory constraints, which could reduce demand for our shares. Please see Item 8.B. “Significant Changes” for a discussion about our current trading structure and changes that occurred as of February 14, 2025.

The price of our Shares and the trading volume of our Shares may be volatile, and you may lose all or part of your investment.

Technology stocks have historically experienced high level of price and volume fluctuation. The market prices of our Shares and volume trading have fluctuated substantially and may continue to do so as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our direct or indirect competition of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	the impact of global pandemics on our management, employees, partners, merchants and operating results;

•	changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business;

•	changes in our pricing model;

•	our involvement in litigation or regulatory actions;

•	our sale of Shares or other securities in the future;

•	our buyback program for our Shares or the implementation of a buyback program for our Shares;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our Shares;

•	publication of research reports or news stories about us, our competition or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic, geopolitical and market conditions.

Although our Shares are traded on Nasdaq, the trading volume is low. Given the lower trading volume of our Shares, any sale of our Shares could cause our market price to fall. Due to the nature of our compensation program, our executive officers can sell our Shares, often pursuant to trading plans established under Rule 10b5-1 of the Exchange Act, and certain of our executive officers currently have 10b5-1 trading plans in place. As a result, sales of Shares by our executive officers may not be indicative of their respective opinions of our performance at the time of sale or of our potential future performance. Nonetheless, the market price of our Shares may be affected by sales of shares by our executive officers. In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our Shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention, and resources could be diverted.

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our Shares, the price of our Shares and trading volume could decline.

The trading market for our Shares rely in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, the price of our Shares could decline. Moreover, the price and trading volume of our Shares could decline if one or more securities analysts downgrade our Shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We qualify as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Shares less attractive to investors because we may rely on these reduced disclosure requirements.

We qualify as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act (“JOBS Act”). For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual revenue equals or exceeds $1.235 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find our Shares less attractive because we may rely on these exemptions. If some investors find our Shares less attractive as a result, there may be a less active trading market for our Shares and our share price may be more volatile. We current expect to cease to be an emerging growth company as of December 31, 2026, the last day of the fiscal year following the fifth anniversary of our initial public offering (which is June 17, 2026). Accordingly, we will likely become subject to additional disclosure and reporting requirements and related increased compliance costs.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, more than fifty percent (50%) of our assets are located in the United States, or our business is administered principally in the United States. The termination of our ADS facility and delisting from the AIM may increase the interest in our shares in the U.S. thereby impacting our foreign private issuer status in the future.  If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

The market price of our Shares could be negatively affected by future issuances and sales of our Shares.

As of February 28, 2025, 63,416,997 Shares were outstanding.  This amount represents our outstanding shares following the Reverse Split which occurred on February 14, 2025. See Item 8.B. “Significant Changes” for more information. Sales by us or our shareholders of a substantial number of Shares in the public market, or the perception that these sales might occur, could cause the market price of our Shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

We cannot guarantee that we will repurchase any of our Shares pursuant to our announced repurchase plan or that our repurchase plan will enhance long-term shareholder value.

We have effected several share repurchase programs over the years. From March 1, 2022, when we launched a series of share repurchase programs, through December 31, 2024, we and our subsidiaries repurchased 18,954,608 Shares, or 24.5% of shares outstanding, reflecting a total investment of £125.9 million or $157.3 million, including fees.

The repurchase program of $20.0 million which was publicly announced on December 18, 2023, commenced on December 20, 2023 and was completed on April 24, 2024. The repurchase program of $50.0 million which was publicly announced on March 15, 2024, commenced on May 7, 2024 and was completed on November 1, 2024. The current repurchase program of $50.0 million which was publicly announced on October 17, 2024, commenced on November 19, 2024 and will end at the earlier of May 19, 2025 or until completion (the “current outstanding share repurchase program”). From January 1, 2024 through December 31, 2024, the Company repurchased under such plans 9,137,532 ordinary shares at an average price of 526.24 pence (or $6.74), for a total investment of approximately £48.2 million, or $61.7 million, including fees. As of December 31, 2024, we had $38.4 million remaining on the current outstanding share repurchase program authorization.

Until the AIM-delisting on February 14, 2025, our share repurchases were effected on the AIM Market, and beginning February 18, 2025 the share repurchases are effected on Nasdaq. All share repurchases are made in accordance with all applicable securities laws and regulations.

On March 4, 2025, our board of directors authorized an additional share repurchase program authorizing the repurchase of up to $50.0 million of Shares. Subject to the lack of objections by material creditors in compliance with applicable Israeli law, the new repurchase plan will commence upon completion of the ongoing existing repurchase plan.

Repurchases of our Shares pursuant to our repurchase plan could affect the market price of our Shares or increase the volatility. Additionally, our repurchase plan could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. There is no assurance that our repurchase plan will enhance long-term shareholder value, and short-term share price fluctuations could reduce the repurchase plan’s effectiveness.

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our Shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, 25% or more (by value) of the stock. Based on the current and anticipated composition of our income, assets and operations, and the current price of the Shares, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, whether we are a PFIC is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our Shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service (the “IRS”) may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in Item 10.E. “Taxation—U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our Shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our Shares. For further discussion, see Item 10.E. “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

If a United States person is treated as owning at least 10% of our shares (by vote or value), such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our outstanding shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation (“CFC”) in our group (if any). Because our group includes U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs (regardless of whether we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with the associated reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Shares.

We incur increased costs as a result of operating as a public company listed in the U.S., and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company listed in the U.S., and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and the Consumer Protection Act, the listing requirements of Nasdaq and their applicable securities rules and regulations impose various requirements on non-U.S. reporting companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance and make it more difficult for us to attract and retain qualified members of our board of directors.

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

Because we may not pay any cash dividends on our Shares in the future, capital appreciation, if any, may be holders of Shares sole source of gains and they may never receive a return on their investment.

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. In addition, the Companies Law, imposes restrictions on our ability to declare and pay dividends. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See Item 10.E. “Taxation” for additional information. As a result, capital appreciation, if any, on our Shares may be your sole source of gains, and you will suffer a loss on your investment if you are unable to sell your Shares at or above the price at which you purchased the Shares. See Item 8.A. “Consolidated Statements and Other Financial Information—Policy on Dividend Distributions.”

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

The four largest beneficial owners of our Shares, entities and individuals affiliated with Mithaq Capital SPC, Toscafund Asset Management LLP, News Corporation and Lombard Odier Asset Management (Europe) Limited, each of which beneficially owns more than 5% of our outstanding Shares as of February 28, 2025 and in the aggregate 48.6% of our Shares. As a result, these shareholders could exercise significant influence over our operations and business strategy and, acting together, would have sufficient voting power to influence the outcome of matters requiring shareholder approval. These matters may include:

•	the composition of our board of directors which has the authority to direct our business and to appoint and remove our officers;

•	approving or rejecting a merger, consolidation or other business combination;

•	raising future capital; and

•	amending our articles of association which govern the rights attached to our Shares.

This concentration of ownership of our Shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our Shares might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our Shares. This concentration of ownership may also adversely affect our share price.

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

On February 14, 2025, we executed the Reverse Split and voluntarily terminated our ADS facility in connection with the Trading Structure Changes. Please see Item 8.B. “Significant Changes” of the Annual Report for a discussion about our current trading structure and changes that occurred as of February 14, 2025.

Our SEC filings are available to you on the SEC’s website at www.sec.gov.com, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this Annual Report and is not incorporated by reference herein.

Nexxen, Inc., which currently maintains an office at 100 Redwood Shores Parkway, 3rd Floor, Redwood City, California 94065, United States of America, is our agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the Borough of Manhattan in the City of New York.

For information on our capital expenditures, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures”.

4.B. BUSINESS OVERVIEW

Our Mission

Our mission is to empower advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them.

Overview

Nexxen is a global flexible advertising technology platform with deep expertise in data and advanced TV that helps empower advertisers, agencies, digital publishers and broadcasters to achieve desired outcomes, including increased efficiency and returns, across the media supply chain. Our unified end-to-end, video-first platform facilitates and optimizes engaging advertising campaigns for brands, agencies, media groups and content creators worldwide—enabling powerful partnerships and delivering meaningful results. A leader in CTV, Video and data, Nexxen’s footprint is expanding across some of the industry’s fastest-growing activities, driven by a global team of seasoned technologists, industry experts and digital natives.

We believe there is a significant market opportunity within the approximately $690 billion global digital advertising market that is expected to grow at a CAGR of approximately 11% through 2028, according to eMarketer. Publishers rely on advertising to support their businesses and brands, and advertisers use digital mediums to capture uniquely targeted and viewable impressions. We believe the digital advertising market remains fragmented and that our full-service end-to-end platform, robust data footprint and vast expertise within Video and CTV puts us in a strong position to continue to increase our market share from traditional ad sales channels.

We believe that we are positioned to benefit from several trends in the evolving advertising ecosystem, including the proliferation of digital media consumption, adoption of programmatic advertising, a growing focus on premium formats such as Video and CTV, linear advertising budgets shifting towards, and converging with digital advertising budgets, live sports continuing to shift towards digital environments and CTV, an increased reliance on data and planning tools by advertisers, and the increasing sophistication of the overall digital landscape. We address the broad and evolving digital advertising market through our three core offerings, including a proprietary DSP solution that advertisers leverage to manage digital advertising campaigns, a proprietary SSP solution that publishers leverage to optimally monetize digital inventory and our proprietary Nexxen Data Platform that integrates directly with both our DSP and SSP solutions. Our versatile Data Platform benefits from vast amounts of data and provides optimal campaign recommendations for audience sets by employing advanced machine learning algorithms. The contextualization of the data synthesized by our Data Platform solution provides advertisers with a comprehensive, personalized view of audiences, enabling more effective targeting across formats and devices, oftentimes leading to enhanced returns on advertising spend, and optimizes the monetization of publisher inventory. By combining these three proprietary solutions as well as integrations with industry-leading partners, we provide an end-to-end platform that is dynamic and flexible to our customers’ needs, which enables us to address more digital ad spend.

Our customers are comprised of both ad buyers, including brands and agencies, and digital publishers. Our platform includes a diversified customer base of 653 active customers and 1,516 active publishers as of December 31, 2024, and serves advertisements in 193 countries. We generate revenue through platform fees that are tailored to fit the customer’s specific utilization of our solutions and include (i) a percentage of spend, (ii) flat fees and (iii) fixed CPM.

For the last several years, the advertising environment has been impacted by not only direct effects related to the COVID-19 pandemic, but also residual effects related to efforts to combat the pandemic and its effects on the global economy, as well as changes in global advertising and digital media consumption behaviours following the pandemic and subsequent global recovery. At the onset of the pandemic in 2020, uncertainty drove advertisers to immediately delay or cancel spending, with verticals such as travel, retail, hospitality, and automotive being disproportionately impacted by shelter-in-place orders, travel restrictions, and order fulfilment issues related to global supply chain constraints. While conditions related to the initial onset of the pandemic have largely abated, efforts to combat economic challenges associated with the pandemic led to other difficult conditions for advertisers and the broader economy in 2022 and 2023 including rising inflation and rising interest rates which (alongside challenges related to geopolitical hostilities) drove reduced budgets, reduced willingness to spend and in some cases, delayed or cancelled campaigns. In 2024, macroeconomic conditions improved from 2022 and 2023 amidst reduced interest rates and lower inflation, and the industry benefitted from the 2024 U.S. political election cycle, while geopolitical hostilities and uncertainty within the U.S. and global political landscape created challenges for customers. The Company expects geopolitical and macroeconomic uncertainty, as well as geopolitical hostilities which could impact advertising activity, to continue into 2025 and potentially beyond.

Our Video revenue and CTV revenue rose to $232.4 million and $113.8 million, respectively, in the year ended December 31, 2024 from $207.5 million and $85.5 million, respectively, in the year ended December 31, 2023. Video revenue growth in 2024 was driven by a variety of factors including stronger business execution following our completed integration of Amobee, sales team improvements and rebranding to Nexxen, improved macroeconomic and industry conditions which drove advertisers to premium video advertising formats including CTV, and benefits related to the 2024 U.S. political election cycle.

Our total comprehensive income for the year ended December 31, 2024 increased by $53.5 million from the equivalent figure for the year ended December 31, 2023, and represented a 295.3% year-over-year increase compared to our total comprehensive loss for the year ended December 31, 2023. We generated total comprehensive income of $35.4 million and total comprehensive loss of $18.1 million for the years ended December 31, 2024 and 2023, respectively. Our Adjusted EBITDA for the year ended December 31, 2024, increased by $31.3 million from the comparable figure for the year ended December 31, 2023 and represented a 37.7% year-over-year increase. We generated $114.6 million and $83.2 million of Adjusted EBITDA for the years ended December 31, 2024 and 2023, respectively. Further, we had cash and cash equivalents of $187.1 million as of December 31, 2024, and no principal long-term debt. We had a net cash position of $134.3 million as of December 31, 2023, which consisted of cash and cash equivalents of $234.3 million, offset by $100.0 million in principal long-term debt.

Our Industry

We operate in the digital advertising industry, which is a core pillar of monetizing digital properties accessible by the Internet. We specialize in digital video advertising, which collectively comprised 64% of our revenue for the year ended December 31, 2024, across mobile video, desktop video and CTV.

We believe the key industry trends shaping the digital advertising market include continued growth of digital media consumption, the shift to programmatic advertising, data-driven decision making, consumer privacy and regulatory concerns, supply path optimization, linear TV advertisers and budgets increasingly shifting towards digital media and CTV, customer desire to partner with strategic platforms that offer solutions, efficiency and better returns across the advertising supply chain, AI innovation, and seasonality.

Continued Growth of Digital Media Consumption

Audiences continue to spend an increasing amount of time online for social, business, and purchasing needs. We believe that the COVID-19 pandemic and corresponding work-from-home and shelter-in-place orders, as well as the subsequent changes in digital media consumption habits accelerated the adoption of numerous traditionally offline activities to be conducted online, including telehealth, food delivery and e-commerce. As consumers continue to spend more time online for everyday activities, we believe that brands and advertisers will increasingly allocate ad budgets to where the audiences are. According to eMarketer, in the United States, more than a third of the day is expected to be spent on digital media consumption during 2025. This digital consumption is happening across all devices, including mobile, desktop, tablet, gaming devices and CTV. We expect that these trends will further increase both the supply and demand of available ad impressions that can be monetized programmatically.

Shift to Programmatic Advertising

Programmatic advertising is the use of software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace. The transactions are executed in milliseconds and do not require manual labor for execution. It is becoming increasingly prominent in the digital advertising industry, as publishers and advertisers prefer that their bids/asks for digital ad inventory be completed in an easy, efficient, and automated manner. Additional advantages of programmatic advertising include enhanced audience targeting, attribution, and measurement as well as improved customized campaign management workflow solutions. According to eMarketer, US programmatic digital video ad spending is expected to increase from approximately $99 billion in 2024 to roughly $134 billion in 2026, at a CAGR of approximately 16%.

Data Driven Decision Making

As the digital media industry grows, increased consumer engagement by audiences has created vast amounts of data and behavioral insights that can be harnessed to maximize return on investment (“ROI”) for advertisers through efficient audience targeting and optimize digital inventory monetization for publishers. These insights include industry compliant anonymized data sets relating to consumer interests, preferences and intent, as well as auction data of advertising bid requests. Technology solutions must efficiently and effectively digest, analyze and process an ever-increasing amount of data seamlessly while navigating the increased requirements of regulatory challenges and audience protection.

Consumer Privacy and Regulatory Concerns

Over the last few years, there has been increased scrutiny concerning consumer data and the ways in which that data is being used in connection with ad targeting. Globally and locally, new legislation has been introduced and enforced that requires new industry rules and standards. Some of these regulations include the GDPR, CCPA, Colorado Privacy Act, Connecticut Data Privacy Act, CPRA, Virginia Consumer Data Protection Act, Utah Consumer Privacy Act and Apple’s Identifier for Advertisers (IDFA). Additionally, web browsers such as Safari and Firefox have also removed third-party cookies while Google has shifted towards an opt-in approach to third party cookies. These rules and regulations require all constituents within digital advertising to consistently adapt and evolve.

Seasonality

In the advertising industry, companies commonly experience seasonal fluctuations in revenue. For example, many marketers allocate the largest portion of their budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing. Historically, the fourth quarter of the year has reflected our highest level of advertising activity for the year. We generally expect to generate our lowest quarterly revenue during the first quarter of the calendar year due to seasonality. In addition, historical seasonality may not be predictive of future results given the potential for changes in advertising buying patterns and consumer activity as advertisers respond to changing macroeconomic conditions such as the 2024 U.S. election cycle and changes as a result thereof, uncertain macroeconomic and political conditions as well as ongoing geopolitical hostilities. Nevertheless, we expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole.

Our Market Opportunity

We believe that we are well positioned to capitalize on some of the fastest-growing activities of digital advertising, such as Video, including CTV, which reflected 64% of our revenue for the year ended December 31, 2024.

Global digital advertising spend is forecasted to be $690 billion for 2024 and is expected to grow at an approximately 11% CAGR to over $1.0 trillion in 2028. As advertisers follow audiences to next-generation mediums, digital advertising channels are expected to outpace growth of total global media ad spend. Increased internet bandwidth in developing countries is acting as an additional tailwind, and the increasing proliferation of next-generation mobile, CTV, and on-the-go technology devices in developed countries, alongside changes in consumer content viewing habits, is driving growing video viewership. We believe these trends will amplify full-screen video usage, which has long been the preferred choice of advertisers. We expect these long-term systemic shifts will enable us to grow at a faster rate than the broader digital advertising market.

Digital Video and CTV Advertising

We address some of the fastest growing areas within digital advertising, Video and CTV, which are expected to grow at an accelerated rate compared to other formats. In the United States, where we generate the majority of our revenue, the growth rates and adoption of Video and CTV are expected to be even higher. According to eMarketer, U.S. CTV ad spend is projected to grow at a CAGR of approximately 13% from 2024 to 2028, reaching roughly $46.9 billion. U.S. Video ad spend is projected to grow at a CAGR of approximately 14% from 2024 to 2028, reaching roughly $188.5 billion. Additionally, the number of digital video viewers worldwide is expected to reach approximately 4.1 billion people by 2028.

Linear TV budgets are also shifting towards digital video and CTV, driving further demand for these premium ad formats. These overarching market trends underpin our strategic shift to focus on these activities within digital advertising, which given the proliferation of smart TVs, increasing number of streaming providers, as well as live sports increasingly being viewed across digital environments, will remain an exciting growth opportunity. Additionally, as linear TV and CTV continue to converge, with many linear TV broadcasters now opportunistically launching, or expanding, their CTV footprints through digital assets such as FAST channels, we believe customers will continue to seek platforms such as ours that can assist advertisers, digital publishers and broadcasters with cross-planning capabilities between linear TV and CTV, which we anticipate can drive even higher levels of CTV demand to our end-to-end platform over time as well. Finally, our robust advanced TV data sources offered through Nexxen Data Platform, which are available for use by customers leveraging our CTV advertising technology solutions, in many instances enable more efficient targeting for advertisers across the TV landscape and oftentimes improved returns on CTV advertising spending, which we anticipate can help further accelerate our CTV revenue growth opportunity.

Mobile Advertising

The number of consumers with smart phones and high-speed internet is expected to continue rising, which will continue to make mobile advertising a prominent channel within digital. According to eMarketer, U.S. mobile ad spend is projected to grow at a CAGR of approximately 11% from 2024 to 2028, reaching approximately $305.7 billion.

Our Role in the Digital Advertising Ecosystem

Advertisers and Agencies

Spending begins with advertisers, who often engage advertising agencies to help plan and execute their advertising campaigns. To better control and optimize their advertising operations, advertisers and agencies are consolidating spend with fewer, larger technology platform providers who can deliver transparency, ensure the highest level of inventory quality and control, offer efficient campaign planning and activation solutions and help generate better returns on advertising spend compared to competitors. These advertisers and agencies access our platform through both Nexxen DSP and other third-party DSPs. We believe our end-to-end technology platform and direct relationships with advertisers and agencies will lead to increasing consolidation of spend on our platform over time.

Demand Side Platforms (“DSP”)

Advertisers and agencies often engage DSPs, which serve as advertising demand aggregators, to execute their digital marketing campaigns across various ad formats. We offer both self-service and managed-service options through our DSP, enabling highly customized and robust campaigns. We are also integrated with other leading DSPs globally, such as The Trade Desk, Inc. and Google DV360, enabling customers to execute real-time transactions with our publisher clients.

Supply Side Platforms (“SSP”)

SSPs such as ours are designed to monetize digital inventory for publishers and app developers by enabling their content to have the necessary software code and requirements for programmatic integration. Buyers and sellers come together through our marketplace to monetize, target, and purchase available digital advertising inventory. Our platform rapidly and efficiently processes significant volumes of advertising bid information, providing a seamless digital experience for our customers. Traditionally, SSPs have focused exclusively on the needs of sellers in this process and have limited their interactions with buyers to the buyer’s agent, the DSP. As buyers have sought greater control of their advertising supply chains, we have extended the capabilities of our specialized platform over the last several years to serve the needs of advertisers and agencies. In addition to operating Nexxen SSP, we are integrated with other leading SSPs globally, such as Magnite, Inc. and Pubmatic, Inc., enabling customers to execute real-time transactions with our advertiser and agency clients.

Publishers and Content Providers

Digital publishers and app developers create websites, digital content and applications that contain content/mediums for consumption for users, along with adjacent viewable space for digital advertisements. As consumers navigate these websites and apps, individual ad impressions are presented to them across different formats/channels. These impressions are typically sold to advertisers and agencies programmatically, in real-time via a third-party technology infrastructure platform or SSP solution. Publishers and app developers rely on advertising revenue as the key driver for their businesses and depend on the capabilities of these third parties to achieve optimal yield for their advertising inventory. As of December 31, 2024, we served 1,516 active publishers worldwide on our platform, consisting of 196,733 active sites and apps that we have direct access to publish an ad for our customers.

Our Strengths

We believe the following attributes and capabilities provide us with long-term competitive advantages.

Established Expertise in Video and CTV

We believe Video, including CTV and mobile video, are amongst the fastest growing activities of digital advertising, and exposure to these activities constituted 64% of our total revenue for the year ended December 31, 2024 and approximately 72% of our revenue without performance activity for the year ended December 31, 2024. We were one of the first movers in the digital video advertising and CTV markets, which gave us early traction, strong customer adoption, and recognition as a leading technology within such markets. Our platform was intentionally built as an end-to-end video campaign delivery solution and over time, both through organic investment and acquisitions, we have further enhanced our platform’s Video- and CTV-centric technology and data capabilities.

End-to-End Platform with Proprietary Technology

We leverage our advanced technology stack and fully unified platform to enable advertisers and publishers to maximize their ROI, while optimizing the path between audiences and brands by leveraging our proprietary data sets. We believe we have a competitive advantage by accessing the entire ecosystem through our proprietary data, unique demand and supply sources, partnerships with premium vendors, and robust solutions across the advertising technology supply chain. As a technology-first solution, we have the flexibility of an agnostic platform capable of transacting end-to-end or integrating with different third-party sources to service our customers.

Scale and Reach on the Audience, Advertiser and Publisher

Our platform currently accommodates over 388 billion daily ad requests and approximately 625 million daily ad impressions on average. These figures reflect daily ad requests and ad impressions accommodated by Nexxen. Our significant daily volume of ad requests, data, and ad impressions gives us scale with publishers and provides access to direct and in some cases exclusive supply of premium advertising inventory, enabling our advertising customers to avoid intermediaries and reduce costs. Operating an end-to-end platform strongly positions us to minimize loss of scale typically associated with two independent platforms user-syncing with each other. This advantage positions us to maintain efficiency and high scalability on buying strategies that leverage audience targeting.

Robust Data Set Fully Integrated into and Generated by Our Platform

Our proprietary Nexxen Data Platform is a flexible platform that can be easily integrated across various campaigns and formats. Our Data Platform leverages first-party data and third-party partnerships to identify and reach curated audiences, benefiting both our advertising and publisher customers. Our platform provides artificial intelligence in the form of machine learning algorithms and statistical models to aggregate and analyze vast amounts of data and contextualizes it into easily usable action items, which can be used across campaigns in real-time.

Our machine learning algorithms enable us to process millions of requests per second which supports several of the optimization and prediction models in our platform including invalid traffic monitoring, viewability, queries per second, bidding and pricing models. These machine learning capabilities help our customers achieve their key performance indicators, optimize cost of media and protect against invalid traffic. Additionally, our Data Platform utilizes machine learning algorithms to build and expand activities in real time.

Management Team of Industry Veterans with Extensive Expertise

Our senior management team has an extensive background in the advertising technology industry, which we believe gives us a competitive advantage. We have vast experience in acquiring synergistic businesses and a strong track record of successfully integrating acquisitions in addition to driving organic growth, the combination of which fuels our ability to drive further growth and profitability expansion.

 Profitability

Historically, we have delivered strong Adjusted EBITDA margins relative to our peers in the ad tech industry. Our Adjusted EBITDA margins were impacted in 2022 and 2023 by challenging macroeconomic conditions as well as the acquisition and integration of Amobee, which generated significant losses when first acquired. However, for the year ended December 31, 2024, our total comprehensive income margin was 9.7% and our Adjusted EBITDA margin (as a percentage of revenue) was 31.3%, compared to our total comprehensive loss margin of 5.5% and Adjusted EBITDA margin (as a percentage of revenue) of 25.1% for the year ended December 31, 2023. Our profitability for the year ended December 31, 2024 improved significantly amidst improved macroeconomic conditions, stronger execution following our completed integration of Amobee, sales team enhancements, and rebranding to Nexxen, and increased multi-solution adoption by customers. Over time, we believe we will be able to continue to expand our profitability and margins as a result of improved operating leverage driven by the structural cost advantages of our end-to-end technology and operating model and through potential benefits related to investments in driving enhanced operational and technological efficiency through AI, Generative AI and machine learning. We intend to continuously improve our cost structure and believe that our ability to sell multiple technology and data solutions to customers across the advertising ecosystem can also fuel long-term revenue growth and profitability expansion over time.

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

Focus on Core Areas of Growth in Video and CTV

CTV is one of the fastest growth formats within digital advertising, and this trend is expected to continue over the next several years according to eMarketer. In the United States, CTV ad spend is expected to grow at a CAGR of approximately 13% from 2024 to 2028, and Video is expected to grow at a CAGR of approximately 14%, reaching roughly $188.5 billion by 2028. Digital video and CTV comprise approximately 72% of our revenue without performance activity for the year ended December 31, 2024, and are core focuses for us. We plan to leverage our existing expertise in Video and CTV to increase our market share and introduce new technologies and solutions.

Introduce New Products and Invest in our Technology Stack

As we grow our market share and add new customers, we continue to invest in our technology stack and develop new innovative products. We are continuously trying to introduce new innovative solutions and products to the rapidly evolving digital advertising market. Some potential areas of growth and investment include enhancing our proprietary data sets within Nexxen Data Platform through AI, machine learning and Generative AI, enhancing our CTV solution capabilities and marketplace, enhancing our audience targeting capabilities, expanding our alternative identifier solutions and enhancing our global platform coverage capabilities.

We are providing customers with creative alternatives to plan and execute their campaigns, giving them complimentary scale and opportunities to enhance current audience targeting strategies. For example, we offer, and will continue to enhance, contextual targeting solutions from content data collected via our publisher partnerships as well as third-party solutions integrated into our ecosystem.

There is market movement away from cookie-based tracking which has created an increase in demand for alternative solutions. We have partnerships, and are integrating, with major alternative identifier solutions such as IdentityLink and Unified ID 2.0. We are committed to helping define and support new privacy requirements and identifier mechanisms as industry standards evolve. We believe that not everyone in the industry will adopt a single solution alternative to cookie-based tracking and we are building our platform to agnostically support various identifier solutions.

Strengthen Our Relationship with Existing Customers

We are constantly improving functionality on our platform to attract new customers, encourage our existing customer base to allocate more of their ad spend and ad inventory to our platform and adopt an increasing number of the technology and data solutions available within our product ecosystem. We believe as programmatic gains more widespread adoption, and as brands and publishers continue to focus on Video and CTV, we are well-positioned to increase our customer base and generate additional revenue from existing customers.

Expand Our International Footprint and United States Market Share

We continue to acquire new publishers and advertisers globally and invest in expanding our global footprint, providing significant global demand and supply of digital ad impressions across all channels and formats. We will continue to invest in third-party integrations, maintaining and enhancing our platform’s flexibility. We are leveraging our existing technology and data stack to provide innovative solutions to new and existing customers regardless of location or platform. We consistently innovate and develop new tools and products that enable our customers to maximize their benefit from using our platform and services.

Continue to Bolster Nexxen Data Platform’s Capabilities

We leverage real-time data, artificial intelligence and machine learning capabilities to synthesize, aggregate and contextualize vast amounts of data sets to help our advertisers and publishers optimize their digital ad spend/inventory. Nexxen Data Platform was architected to be flexible, which allows us to deliver impactful and unique insights that are agnostic to format or device type. By owning our own proprietary Data Platform, we can provide robust analytics, insights, and better segmentation on a global basis. We believe this gives us a large competitive advantage and enables higher ROI for our advertiser customers and optimal yield on digital inventory to our publisher customers.

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

Our Solution and End-to-End Technology Platform

Our Solution

Our end-to-end platform is a comprehensive software suite that supports a wide range of media types (e.g., Video, display, etc.) and devices (e.g., mobile, CTVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers can purchase high quality advertising inventory from publishers at scale. Our solutions offer many advantages, including an advanced real-time bidding auction optimization engine, a quality and global marketplace, and flexibility to enact concurrent campaign strategies that drive strong returns for investments in digital ad real estate. When customers leverage our platform end-to-end, they oftentimes experience cost benefits and enhanced returns on advertising spend.

Our platform handles approximately 388 billion daily ad requests on average. Each ad request is processed in a fraction of a second (55ms on average) and powered by our real-time bidding engine, which leverages private servers and infrastructure in four strategically placed data centers located in the United States, Europe and Asia Pacific as well as cloud resources.

Key Components of our end-to-end platform include:

•
Demand Side Platform – We offer a self-service DSP solution for advertisers and their agencies to efficiently manage omni-channel campaigns, optimize towards greater performance, improve ROI and gain deep insights into brand engagement. Our DSP provides extensive access to premium inventory, unique data for audience targeting, planning capabilities across formats, incrementality testing solutions and advanced reporting. We offer full-service or hybrid buying models to advertisers and agencies to cater to their specific business needs.

•
Data Platform – We offer a fully integrated Data Platform solution that sits at the center of our platform that unlocks the power of data flowing through our DSP and SSP solutions. Our Data Platform, referred to as the “Nexxen Data Platform” enables advertisers and publishers to use data from various sources in order to optimize results of their advertising campaigns. Our Data Platform provides insights and recommendations pertaining to geographic, behavioral, and demographic data, among others in a unified solution. We believe an integrated Data Platform is a key component to the marketplace because it enables advertisers and publishers to use and activate data to target audiences with more accuracy across several different channels.

•
Supply Side Platform – We offer a self-service SSP solution for publishers to sell their digital ad placements via a real-time bidding auction across all screens including mobile, CTVs, streaming devices and desktops. Our SSP provides access to significant amounts of data, unique demand and a comprehensive product suite to drive more effective inventory management and revenue optimization.

•
Analytics/Artificial Intelligence – We collect, synthesize and analyze data sets across our platform through extensive artificial intelligence technologies by leveraging advanced machine and deep learning capabilities. This process provides key insights for the bidding process, ad impressions trends and forecasts for auction behavior. We believe these technologies drive optimal results for our advertisers and publishers and will continue to invest heavily.

•
Nexxen Discovery – An audience insight and activation product and key component of the Nexxen Data Platform that unifies insights from cross channel data sources with the additional ability to leverage first party data. This product helps our customers gain a comprehensive view of their audiences to better plan, optimize and activate their advertising campaigns.

•
Nexxen Studio – Nexxen’s in-house digital creative studio offers a variety of creative solutions to suit the needs of brands and agencies. Our comprehensive pre-flight creative testing and creative optimization solutions are backed by the power of Nexxen’s flexible, unified platform.

DSP

Key features of our DSP include:

•	Comprehensive, intuitive and modern self-service interface that enables advertisers to seamlessly manage campaigns with complete control and streamline daily workflows.

•
Advanced machine learning algorithms that provide flexibility in optimizing toward customers’ specific campaign goals, while prioritizing efficiency, to drive efficient buying and meet our customers’ key performance indicators.

•
Seamless access to a variety of premium data sources including advertisers’ own first-party data, our Nexxen proprietary data and a wide range of third-party data sources that are specialized across verticals.

•	Robust forecasting and planning tools that accurately predict reach and spend across screens, formats and audiences to strategically prepare campaigns for success.

•
Comprehensive and transparent omni-channel reporting and analytics tools which enables advertisers to track campaign performance in real-time, build custom and advanced reports or combine reports with other data sets for independent analysis.

•	Access to Nexxen Studio, our in-house creative studio with solutions ranging from turn-key to fully customizable and designed to drive performance in all digital environments.

•	Data and brand surveys that provide actionable insights for advertisers to evaluate brand lift or behavioral and emotional engagement.

•
Our comprehensive suite of brand safety solutions, including integrations with industry-leading verification partners, ensures protection throughout all stages of the campaign and ensures campaigns can be run with confidence.

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

•	Omni-channel marketplace with access to 1,516 active publishers across the globe.

•	Access to proprietary ACR (“automatic content recognition”) data through our exclusive TV Intelligence product that increases monetization by creating unique audience targeting opportunities.

•
Simplified first-party data onboarding for key-value pair targeting, as well as contextual cookie-less targeting options and access to a variety of third-party audience data sources to improve inventory monetization by providing advertisers a closer connection to specific audiences they seek to reach.

•	Industry-leading forecasting analytics and data-driven yield optimization tools to maximize inventory monetization and deliver impressive ROI at scale.

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

•
Curated Marketplace, a self-service or API-accessed opportunity giving brands, publishers, media and data companies a solution for managing, optimizing, and monetizing their assets with a direct path to premium publisher inventory. This product allows users to create highly targeted, valuable PMPs.

Data and Nexxen Data Platform (formerly Data Management Platform)

Key features of the Nexxen Data Platform include:

•
Audience segments that are generated directly within our platforms, leveraging a collection of first- and third-party data sets, including strategic data partnerships. Our data platform also enables advertisers and publishers to connect and leverage their own first party data for activation across our ecosystem. Based on our platform’s statistical models, we are able to uncover deep insights from behavioral data, feeding into a machine learning platform that allows us to achieve our advertisers’ and publishers’ performance metrics.

•	Ability for advertisers and publishers to layer custom data segments against their campaigns and private marketplace deals.

•
Ability for advertisers and publishers to onboard their own first party data into our ecosystem. This ability includes onboarding first party data into Nexxen Discovery for comprehensive audience insights, reporting and reach extension with targeting strategies and tactics.

•
Unique data driven insights available through our self-service user interfaces, or custom built and curated by our team, along with the ability for advertisers and publishers to forecast scale, reach and media cost against the audiences they are looking to target.

•
Specific focus and expertise around the collection and packaging of TV viewership data through our proprietary TV Intelligence solution for planning, activation and insights, providing advertisers strong content retargeting, insight and attribution capabilities on digital formats.

Nexxen Discovery

Key features of Nexxen Discovery include:

•
Unifies disparate data across digital TV and social environments to uncover insights around audience behaviour and interests that can be turned into robust, seamless and flexible targeting capabilities.

•	Superior artificial intelligence, machine learning and natural language processing capabilities, to drive accurate and unique insights and changes in behaviours and trends.

•
Provides clients with a comprehensive set of capabilities to discover, understand, and keep pace with their customers across channels, so they can leverage real time insights to inform and enrich tactical activation based on consumer behaviours, sentiment, trends and interests.

•
Leverages a multitude of rich, cross-channel data sources, including TV (across linear, ACR, CTV and streaming), digital and social, combined with a proprietary web-based panel and bid-stream data, for clients to extend their reach with greater relevance across targeting strategies and tactics.

•	Ability to leverage first-party data to expand audience insights to better plan, optimize and activate audiences.

•	Produces proprietary, custom and transparent audience behaviour segments and smart contextual targets based on real time insights.

Our Customers

Our customers consist of leading global brands and advertising agencies on the demand side, and high-quality publishers on the supply side, across several industries, including retail, entertainment, consumer, financial services, healthcare and more. We had 653 active customers for the year ended December 31, 2024, including prominent members of the U7 Council such as American Express Company, GSK plc, Proctor & Gamble Co, Unilever plc and others.

On our demand side, we have brands and agencies leveraging our self-service offerings, our own managed service offerings and third-party DSP integrations. Buyers and advertisers transact through these tools. On the supply side, we service digital publishers, app developers and subscribers to our self-service platform.

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

We have long-standing relationships with our customer base. Our customers tend to repeatedly use our platform, as illustrated by our Contribution ex-TAC retention rate of 102% for the year ended December 31, 2024. In 2023, our Contribution ex-TAC retention rate was impacted by challenging macroeconomic and industry conditions, however, in 2024 our retention figure significantly improved amidst a combination of factors including better execution and strategic positioning following our completed integration of Amobee, sales organization improvements and rebranding to Nexxen, better macroeconomic and industry conditions, greater spend consolidation with several large customers, and greater multi-solution adoption by customers across our product ecosystem. Over time, we anticipate being able to improve our Contribution ex-TAC retention rate further given our ability to cater several solutions to customers across the advertising ecosystem.

Our Competition

We have a number of competitors that operate in portions of our business, but few of our competitors provide the full end-to-end technology solution that we offer.

We believe that our long track record and expertise in the digital advertising industry, alongside operating technology and data solutions across both sides of the advertising ecosystem, gives us significant advantages with regards to platform development and expertise, as well as a long development lead ahead of new entrants. We also believe that we compete primarily based on the performance of campaigns running on our platform, capabilities of our platform, our identity resolution capabilities, omni-channel capabilities, planning tools, data capabilities and assets, and our advanced reporting and measurement capabilities.

On the demand side, companies such as Roku Inc., Viant Technology, Inc., Samsung Electronics Co., Ltd. and The Trade Desk, Inc. are some of our key competitors.

On the supply side, companies such as Magnite, Inc., FreeWheel Media, Inc, and PubMatic, Inc. are our main competitors, all of which compete to provide publisher inventory to advertisers.

We believe the principal competitive factors in our industry include the following:

•	proven technology, software-as-a-service offering and optimization capabilities;

•	omni-channel execution;

•	quality and scale of digital inventory and demand;

•	depth and breadth of relationships with brand advertisers, premium publishers and agencies;

•	full suite of viewability, measurement, verification and brand safety offerings;

•	data efficacy;

•	AI, machine learning and Generative AI capabilities and innovation;

•	flexible pricing; and

•	transparency in the ecosystem.

We believe that we compete favorably with respect to all these factors and are well positioned as a full-service end-to-end platform catering to both advertisers and publishers.

Technology and Development

Our business model enables us to invest in our research and development efforts, which have helped grow our business. Our platform is extremely efficient at managing large amounts of complex data and is leveraged by both advertisers and publishers in real time. We are committed to innovative technologies and the rapid introduction of enhanced functionalities to support the dynamic needs of our advertiser and publisher customers. We therefore expect technology and development expense to increase as we continue to invest in our platform, particularly in Generative AI, AI and machine learning, to support increased advertising spend volume, attracting new customers, platform differentiation and international expansion. Our technology and development team is based in the United States and Israel. As of December 31, 2024, research and development expenses accounted for 19.0% of our operating expenses.

Sales and Marketing

As an end-to-end platform, we have highly qualified sales teams dedicated to acquiring new premium advertising and publisher customers and expanding revenue relationships with existing customers. These teams focus on selling access to our platform through self-service and managed service offerings. Our global sales and marketing team consisted of 498 employees as of December 31, 2024 and takes a proactive hands-on approach to cultivating and enhancing new and existing advertiser and publisher relationships.

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

Our employees tend to be long-tenured across our entities, with an average tenure of the leadership team being approximately six years, and more than four years across all employees.

We believe we attract talented employees to our company, and sophisticated customers to our platform, in large part because of our vision and unwavering commitment to using cutting-edge technologies to create solutions that help advance the digital advertising industry.

As of December 31, 2024, we had 854 employees globally.

Intellectual Property

Our success depends, in part, on our ability to protect the proprietary methods and technologies that we develop or otherwise acquire. We rely on a combination of patent, trademark, copyright, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies and own more than 50 patents in the United States. In 2024, we successfully rebranded our Company’s various businesses under the name “Nexxen” and associated Nexxen logo, in order to further promote our unified service and product offerings. The Company has been working on this rebranding in its public facing assets. The Company has obtained international trademark registration for these trademarks. The Company has obtained trademark registrations in Australia, the European Market, Israel, Mexico, Japan, Singapore, the United Kingdom, and the United States. The Company is actively prosecuting similar trademark applications in Canada and China. The Company also uses and actively protects other trademarks in various jurisdictions and holds trademark registrations for the Perk mark in the United States and the Perk logo in Australia, New Zealand, United Kingdom, and WIPO.

We generally enter into confidentiality and/or license agreements with our employees, consultants, vendors and advertiser customers, and we generally limit access to, and distribution of, our proprietary information. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

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

The U.S. Congress and state legislatures, along with federal regulatory authorities, have increased their attention on matters concerning the collection and use of personal data, including relating to internet-based advertising. Data privacy legislation has been introduced in the U.S. Congress, and several states, including California, Colorado, Connecticut, Utah, and Virginia have enacted comprehensive privacy legislation granting rights to consumers to enable increased control over the use of their data. These laws include a consumer’s ability to restrict use of data for cross-context advertising purposes. Additional state legislatures have introduced data privacy legislation. Many non-U.S. jurisdictions have also enacted or are developing laws and regulations governing the collection and use of personal data. For example, the Israeli Privacy Protection Law, 5741-1981, has been recently amended and extended its reach over Israeli residents as well as personal information of EU residents transferred to Israel, each of which provide for potentially material penalties for non-compliance.

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

Certain State Attorneys General in the United States may also bring enforcement actions based on comparable state laws or federal laws that permit state-level enforcement. In California, for example, the Attorney General may bring enforcement actions for violations of the CCPA. When we receive bid requests that include an opt-out signal, we do not sell personal information, as defined by the CCPA. We have also adopted the Digital Advertising Alliance CCPA Compliance Framework, which includes a technical specification to identify consumer signals to opt-out of sale of their data and have signed the IAB Limited Service Provider Agreement that imposes service provider obligations for certain opted-out bid requests. These IAB frameworks are designed to facilitate compliance with the CCPA although the California Attorney General’s office has not yet approved such frameworks. The CCPA sets forth high potential liabilities for data privacy violations on a per-incident basis, and the industry faces an uncertain compliance burden as our partners and publishers work to become compliant with the law. Also, the CPRA, which became effective on January 1, 2023, imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt-outs for certain uses of sensitive data and sharing of personal data.

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

4.C. ORGANIZATIONAL STRUCTURE

The following table sets out details of the Company’s subsidiaries:

Name of company	Country of Incorporation	Ownership Percentage
Taptica Inc.	USA	100%
YuMe Inc*	USA	100%
Perk.com Canada Inc	Canada	100%
R1Demand LLC*	USA	100%
Nexxen Group LLC	USA	100%
Nexxen Group US Holdings Inc.*	USA	100%
Nexxen Holdings Ltd*	UK	100%
Nexxen Group Ltd	UK	100%
Nexxen Media Pte. Ltd. (f/k/a Unruly Media Pte. Ltd)*	Singapore	100%
Nexxen Pty Ltd*	Australia	100%
Nexxen Media Japan K.K. (f/k/a Unruly Media K.K.)	Japan	100%
Nexxen Video Distribution Sdn. Bhd. (f/k/a Unmedia Video Distribution Sdn. Bhd.)	Malaysia	100%
Nexxen CTRL GmbH (f/k/a SpearAd GmbH)	Germany	100%
Nexxen Inc.	USA	100%
Amobee International Inc	USA	100%
Amobee Ltd	Israel	100%
Taptica UK Limited	UK	100%
______________________
* Under these companies, there are eighteen (18) wholly owned subsidiaries that are inactive, liquidated or in liquidation process.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Tel Aviv, Israel where we occupy facilities totaling approximately 17,190 square feet under a lease that expires in December 2028. In addition, we have key locations in New York, New York; Los Angeles, California; Redwood City, California; Chicago, Illinois; Baltimore, Maryland; Dallas, Texas; and Bellevue, Washington in the United States, as well as international locations in Canada, the United Kingdom, Japan, Singapore, Australia and Germany. These locations support our key business functions including sales and marketing, customer support, business development, engineering, product development and infrastructure support. We believe that our current facilities are suitable to meet our existing needs.

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

You should carefully review and consider the information regarding our financial condition and results of operations set forth under Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on March 6, 2024, for an understanding of our operating results and liquidity discussions and analysis comparing fiscal year 2023 to fiscal year 2022.

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

We maintain our books in USD, which is the Company’s functional currency, and which have been rounded to the nearest thousands, except when otherwise indicated. The USD is the currency that represents the principal economic environment in which the Company operates, and we prepare our financial statements in accordance with IFRS as issued by the IASB.

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

We believe there is a significant market opportunity within the approximately $611 billion global digital advertising market that is expected to grow at a CAGR of approximately 11% through 2028, according to eMarketer. Digital publishers rely on advertising to support their businesses and brands, and advertisers use this medium to capture uniquely targeted and viewable impressions. We believe the digital advertising market remains fragmented and that our full-service end-to-end software platform and vast expertise within Video and CTV puts us in a strong position to continue to increase our market share from traditional ad sales channels.

We believe that we are positioned to benefit from several trends in the evolving advertising ecosystem, including the proliferation of digital media consumption, adoption of programmatic advertising, a growing focus on premium formats such as Video and CTV, linear advertising budgets shifting towards, and converging with digital advertising budgets, an increased reliance on data and planning tools by advertisers, and the increasing sophistication of the overall digital landscape. We address the broad and evolving digital advertising market through our three core offerings, including a proprietary DSP solution that advertisers leverage to manage digital advertising campaigns, a proprietary SSP solution that publishers leverage to optimally monetize digital inventory and a proprietary Data Platform solution which is integrated with both our DSP and SSP solutions. Our versatile Data Platform solution benefits from vast amounts of data and provides optimal campaign recommendations for audience sets by employing advanced machine learning algorithms and now includes our Linear TV Planning and Cross-Platform Planning tools. The contextualization of the data synthesized by our Data Platform solution provides advertisers with a comprehensive, personalized view of audiences, enabling more effective targeting across formats and devices and optimizes the monetization of publisher inventory. These three solutions are enhanced by our Nexxen Discovery offering, helping our customers gain a comprehensive view of their audiences. By combining these proprietary solutions as well as integrations with industry-leading partners, we provide an end-to-end software platform that is dynamic and flexible to our customers’ needs, which enables us to address more digital ad spend.

Our customers are comprised of both ad buyers, including brands and agencies, and digital publishers. Our platform included a diversified customer base of 653 active customers and 1,516 active publishers as of December 31, 2024 and serves advertisements in 193 countries.

We generate revenue through platform fees that are tailored to fit the customer’s specific utilization of our solutions and include (i) a percentage of spend, (ii) flat fees and (iii) fixed CPM.

For the last several years, the advertising environment has been impacted by not only direct effects related to the COVID-19 pandemic, but also residual effects related to efforts to combat the pandemic and its effects on the global economy, as well as changes in global advertising and digital media consumption behaviours following the pandemic and subsequent global recovery. At the onset of the pandemic in 2020, uncertainty drove advertisers to immediately delay or cancel spending, with verticals such as travel, retail, hospitality, and automotive being disproportionately impacted by shelter-in-place orders, travel restrictions, and order fulfilment issues related to global supply chain constraints. While conditions related to the initial onset of the pandemic have largely abated, efforts to combat economic challenges associated with the pandemic led to other difficult conditions for advertisers and the broader economy in 2022 and 2023, including rising inflation and rising interest rates which (alongside challenges related to geopolitical hostilities) drove reduced budgets, reduced willingness to spend and, in some cases, delayed or cancelled campaigns. In 2024, macroeconomic conditions improved from 2022 and 2023 amidst reduced interest rates and lower inflation, and the industry benefitted from the 2024 U.S. political election cycle, while geopolitical hostilities and uncertainty within the U.S. and global political landscape created challenges for customers. The Company expects geopolitical and macroeconomic uncertainty to continue into 2025 and potentially beyond, as well as geopolitical hostilities which could impact advertising activity.

On August 18, 2022, the Company completed a $25 million investment in VIDAA, a smart TV operating system, streaming platform, and subsidiary of Hisense. Through its investment, the Company received a minority equity stake in VIDAA, a multi-year extension to exclusively share (including through licensing) VIDAA’s global ACR data for targeting and measurement across the Company’s end-to-end platform, and ad monetization exclusivity on VIDAA media in the U.S., U.K., Canada, and Australia. On September 12, 2022, the Company completed its acquisition of Amobee, a global advertising platform that optimizes outcomes for advertisers and media companies and improves cross channel performance across linear, CTV, and digital media, for $211.8 million, as adjusted. During 2023, the Company completed the integration of Amobee following the consolidation of Amobee’s employee base into the Nexxen employee base and after combining the Amobee DSP with the Tremor Video DSP, to create the significantly enhanced Nexxen DSP. The acquisition of Amobee, over the long-term, is expected to drive increased advertiser demand to the Company’s platform, as it added a number of brand and agency customers that were previously either not leveraging the Company’s technology products or were leveraging them very minimally, as well as a variety of differentiated planning, data, and technology features. The acquisition significantly enhanced Nexxen’s enterprise self-service DSP capabilities, performance media buying capabilities, and data-driven planning capabilities, highlighted by the creation of cross-planning capabilities for advertisers and broadcasters across linear TV and CTV simultaneously, and the addition of Nexxen Discovery, an advanced data-fueled BI tool that ingests audience consumption data from across web, mobile, social media, and TV to enhance audience knowledge and targeting. The acquisition consideration of $211.8 million, as adjusted, was funded through a combination of existing cash resources, and approximately $100 million from a $180 million secured credit facility. The credit facility consisted of a $90 million secured Term Loan A drawn at closing, and a $90 million Revolving Credit Facility, of which $10 million was drawn at closing. In 2024, the Company fully repaid its outstanding $90 million secured Term Loan A and the $10 million drawn on its Revolving Credit Facility. The Company currently has no principal long-term debt and $90 million capacity on its Revolving Credit Facility. The remaining $90 million capacity on the Revolving Credit Facility provides the Company with additional liquidity, which may be utilized for a variety of investments including future strategic investments and initiatives alongside existing surplus cash resources.

The Company’s results for the years ended December 31, 2023 and 2024 include consolidated full year results from Nexxen and Amobee.

Our Video revenue and CTV revenue rose to $232.4 million and $113.8 million, respectively, in the year ended December 31, 2024 from $207.5 million and $85.5 million, respectively, in the year ended December 31, 2023. Video revenue growth in 2024 was driven by a variety of factors including stronger business execution following our completed integration of Amobee, sales team improvements and rebranding to Nexxen, improved macroeconomic and industry conditions which drove advertisers to premium video advertising formats including CTV, and benefits related to the 2024 U.S. political election cycle.

Our total comprehensive income for the year ended December 31, 2024, increased by $53.5 million from the equivalent figure for the year ended December 31, 2023, and represented a 295.3% year-over-year increase compared to our total comprehensive loss for the year ended December 31, 2023. We generated total comprehensive income of $35.4 million and total comprehensive loss of $18.1 million for the years ended December 31, 2024 and 2023, respectively. Our Adjusted EBITDA for the year ended December 31, 2024, increased by $31.3 million from the comparable figure for the year ended December 31, 2023 and represented a 37.7% year-over-year increase. We generated $114.6 million and $83.2 million of Adjusted EBITDA for the years ended December 31, 2024 and 2023, respectively. Further, we had cash and cash equivalents of $187.1 million as of December 31, 2024, and no principal long-term debt.

Our Business Model

Nexxen is a global flexible advertising technology platform with deep expertise in data and advanced TV that helps empower advertisers, agencies, digital publishers and broadcasters to achieve desired outcomes, including increased efficiency and returns, across the media supply chain. Our unified end-to-end, video-first platform facilitates and optimizes engaging advertising campaigns for brands, agencies, media groups and content creators worldwide—enabling powerful partnerships and delivering meaningful results. A leader in CTV, Video and data, Nexxen’s footprint is expanding across some of the industry’s fastest-growing activities, driven by a global team of seasoned technologists, industry experts and digital natives.

Our end-to-end platform is a comprehensive software suite that supports a wide range of media types (e.g., Video, display, etc.) and devices (e.g., mobile, CTVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers can purchase high quality advertising inventory from publishers at scale. Our solutions offer many advantages, including an advanced real-time bidding auction optimization engine, a quality and global marketplace, and flexibility to enact concurrent campaign strategies that drive strong returns for investments in digital ad real estate. When customers leverage our platform end-to-end, they may experience cost benefits and enhanced returns on advertising spend.

Our platform handles approximately 388 billion daily ad requests on average. Each ad request is processed in a fraction of a second (55ms on average) and powered by our real-time bidding engine, which leverages private servers and infrastructure in four strategically placed data centers located in the United States, Europe and Asia Pacific as well as cloud resources.

Key Components of our platform include:

•
Demand Side Platform – We offer a self-service DSP solution for advertisers and their agencies to efficiently manage omni-channel campaigns, optimize towards greater performance, improve ROI and gain deep insights into brand engagement. Our DSP provides extensive access to premium inventory, unique data for audience targeting, planning capabilities across formats, incrementality testing solutions and advanced reporting. We offer full-service or hybrid buying models to advertisers and agencies to cater to their specific business needs.

•
Data Platform – We offer a fully integrated Data Platform solution that sits at the center of our platform that unlocks the power of data flowing through our DSP and SSP solutions. Our Data Platform, referred to as the “Nexxen Data Platform” enables advertisers and publishers to use data from various sources in order to optimize results of their advertising campaigns. Our Data Platform provides insights and recommendations pertaining to geographic, behavioral, and demographic data, among others in a unified solution. We believe an integrated Data Platform is a key component to the marketplace because it enables advertisers and publishers to use and activate data to target audiences with more accuracy across several different channels.

•
Supply Side Platform – We offer a self-service SSP solution for publishers to sell their digital ad placements via a real-time bidding auction across all screens including mobile, CTVs, streaming devices and desktops. Our SSP provides access to significant amounts of data, unique demand and a comprehensive product suite to drive more effective inventory management and revenue optimization.

•
Analytics/Artificial Intelligence – We collect, synthesize and analyze data sets across our platform through extensive artificial intelligence technologies by leveraging advanced machine and deep learning capabilities. This process provides key insights for the bidding process, ad impressions trends and forecasts for auction behavior. We believe these technologies drive optimal results for our advertisers and publishers and will continue to invest heavily.

•
Nexxen Discovery – An audience insight and activation product and key component of the Nexxen Data Platform that unifies insights from cross channel data sources with the additional ability to leverage first party data. This product helps our customers gain a comprehensive view of their audiences to better plan, optimize and activate their advertising campaigns.

•
Nexxen Studio – Nexxen’s in-house digital creative studio offers a variety of creative solutions to suit the needs of brands and agencies. Our comprehensive pre-flight creative testing and creative optimization solutions are backed by the power of Nexxen’s flexible, unified platform.

Key Factors Affecting Our Results of Operations

We believe our results of operations is influenced by several factors, including the following:

Attract, Retain and Grow our Customer Base: Our growth in recent years has been driven by expanding usage and spending across our platform from our existing advertiser and publisher customers, including through greater multi-solution product adoption, as well as by adding new advertiser and publisher customers. As a result, our revenue growth depends upon our ability to retain our existing advertiser and publisher customers and capture a larger amount of their advertising spend and budgets through our platform.

For the year ended December 31, 2024, we achieved gross profit per active customer (calculated as our gross profit for the period divided by our active customers for the period) of $393,698 and Contribution ex-TAC per active customer (calculated as our Contribution ex-TAC for the period divided by our active customers for the period) of $526,035. In comparison, for the year ended December 31, 2023, we achieved gross profit per active customer of $217,161 and Contribution ex-TAC per active customer of $311,690. The increases for the year ended December 31, 2024 were driven by increased multi-solution adoption by customers across our end-to-end product ecosystem, increased spend consolidation by existing customers amidst stronger sales execution and improved macroeconomic and advertising conditions in 2024 compared to 2023, and the intentional discontinuation of relationships with lower revenue and profitability generating customers to focus on fostering stronger revenue relationships with larger customers. Notably, in 2024, our active customer count decreased amidst both the intentional discontinuation of relationships with lower revenue and profitability generating customers to focus on relationships with our larger customers, as well as a recategorization of customer count reporting related to several customer relationships being streamlined under applicable parent companies or agencies.

Our Contribution ex-TAC retention rate benefited in 2024 from the strengthening of our platform’s technology and data capabilities during the integration of Amobee in 2023, alongside the release of new products and platform enhancements in 2024, as well as stronger sales execution, an improved macroeconomic and advertising environment and enhanced brand recognition in 2024. This combination of factors led to increased customer usage, spending and product adoption across our end-to-end ecosystem in 2024 and, because of these factors and the intentional discontinuation of revenue relationships with smaller customers to focus on larger customers, we significantly expanded our Contribution ex-TAC retention rate to 102% for the year ended December 31, 2024. We believe we are strongly positioned to continue increasing our Contribution ex-TAC retention rate over the long-term.

Investment in Growth: We believe that the advertising market is in the early stages of a secular shift towards digital video advertising. We have been specializing in digital video advertising, which collectively accounts for approximately 72% of our Programmatic revenue for the year ended December 31, 2024. We plan to invest in long-term growth by focusing on some of the key drivers of digital advertising growth: Video and CTV. We anticipate our operating expenses will increase in the foreseeable future as we invest in platform operations, and technology and development, to enhance our product capabilities including through potential future acquisitions, deployment of more self-service capabilities for both our advertiser and publisher customers, expansion of our data relationships and data capabilities and the addition of more ad format functionality across our platform. We believe these investments will contribute to our long-term growth, although it is uncertain whether these investments may impact our profitability in the near-term.

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

Amidst improved macroeconomic, industry and advertising conditions in the year ended December 31, 2024, our Video revenue and CTV revenue rose to $232.4 million and $113.8 million, respectively, from $207.5 million and $85.5 million, respectively, in the year ended December 31, 2023. Video revenue growth in 2024 was driven by a variety of factors including stronger business execution following our completed integration of Amobee, sales team improvements and rebranding to Nexxen, improved macroeconomic and industry conditions which drove advertisers to premium video advertising formats including CTV, and benefits related to the 2024 U.S. political election cycle. However, uncertainty in the macroeconomic and U.S. and global political landscape remained in 2024 and is expected to continue in 2025 which could potentially impact advertising conditions and Nexxen’s future revenue growth, see “Risk Factors—Our revenue and results of operations are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns, inflation, supply constraints, geopolitical issues, and pandemics, can make it difficult to predict our revenue and could adversely affect our business, results of operations and financial condition.”

Seasonality: In the advertising industry, companies commonly experience seasonal fluctuations in revenue. For example, many marketers allocate the largest portion of their budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing. Historically, the fourth quarter of the year has reflected our highest level of advertising activity for the year. We generally expect to generate our lowest quarterly revenue during the first quarter of the calendar year due to seasonality. In addition, historical seasonality may not be predictive of future results given the potential for changes in advertising buying patterns and consumer activity as advertisers respond to changing macroeconomic conditions such as the 2024 U.S. election cycle and changes as a result thereof, uncertain macroeconomic and political conditions as well as ongoing geopolitical hostilities. Nevertheless, we expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole.

Components of Our Results of Operations

In this section, we use the following terms:

“Programmatic” refers to our core end-to-end programmatic advertising platform, which uses software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace; transactions in our Programmatic activities are executed in milliseconds.

“Performance” refers to our non-core performance activities consisting primarily of mobile-based solutions that help brands reach their users; revenue generated in the Performance activities is contingent on the occurrence of performance-based metrics, such as app downloads and installations.

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

Often, advertisers use our DSP solution in connection with access to our Data Platform for optimizing media buys from our SSP solution.

Cost of revenue (exclusive of depreciation and amortization). Cost of revenue (exclusive of depreciation and amortization) primarily consists of hosting fees and data costs for both Programmatic and Performance activities, as well as media costs for Performance activities that are directly attributable to revenue generated by the Company and generally based on revenue share arrangements with audience and content partners.

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

General and administrative expenses. General and administrative expenses primarily consist of compensation and related costs for personnel and include costs related to the Company’s facilities, finance, human resources, legal organizations and fees for professional services. Professional services are principally comprised of external legal, information technology consulting and outsourcing services that are not directly related to other operational expenses.

Depreciation and amortization. Depreciation and amortization primarily consist of depreciation of fixed assets, amortization of intangible assets, depreciation and amortization of right of use assets, and amortization on unfavorable contracts.

Other expenses, net. Other expenses, net includes gains or loss on sales of business units or subsidiaries, income from expired financial liabilities, disposal of intangible assets, and loss from remeasurement of net investment in a finance lease.

Financing income. Financing income primarily consists of foreign currency gains and interest income.

Financing expense. Financing expense primarily includes exchange rate differences, interest and bank fees.

Taxation. Taxation consists primarily of income taxes related to the jurisdictions in which we conduct business. Our effective tax rate is affected by non-deductible expenses net of tax-exempt income, utilization of tax losses from prior years for which deferred taxes were not created, effect on deferred taxes at a rate different from the primary tax rate, effect of reduced tax rate on preferred loss or income,  recognition of deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past, recognition in temporary differences for which deferred taxes are not recognized and foreign tax rate differential. As of December 31, 2024, we had tax loss carryforwards totaling $51.6 million (2023: $56.7 million) in operating loss, which will begin to expire starting 2038; $265.9 million (2023: $307.2 million) in operating loss carryforward, which are available for use over the next 51 years; and $29.5 million (2023: $27.7 million) in capital loss carry forwards from the US. Additionally, we had $27.8 million (2023: $20.4 million) in operating loss carry forwards, and $2.8 million (2023: $3 million) in capital loss carryforwards from Israel; and $18.7 million (2023: $19.2 million) operating loss carryforwards from other international jurisdictions.

Results of Operations

The following tables set forth our results of operations in U.S. dollars and as a percentage of revenue for the years indicated.

	Year Ended December 31, 2024		Year Ended December 31, 2023
	(In thousands)	As a % of revenue	(In thousands)	As a % of revenue
Revenue	$365,477	100.0%	$331,993	100.0%
Cost of revenue (exclusive of depreciation and amortization shown separately below)	61,020	16.7	62,270	18.8
Research and development	49,992	13.7	49,684	15.0
Selling and marketing	112,227	30.7	105,914	31.9
General and administrative	41,237	11.3	51,051	15.4
Depreciation and amortization	58,676	16.1	78,285	23.6
Other expenses (income), net	1,504	0.4	1,765	0.5

Profit (loss) from operations	40,821	11.2	(16,976)	(5.1)
Financing income	(6,657)	(1.8)	(8,192)	(2.5)
Financing expenses	8,946	2.4	10,200	3.1

Financing expenses, net	2,289	0.6	2,008	0.6
Profit (loss) before taxes on income	38,532	10.5	(18,984)	(5.7)
Tax expenses	3,095	0.8	2,503	0.8

Profit (loss) for the year	35,437	9.7	(21,487)	(6.5)
Foreign currency translation differences for foreign operation	(35)	—	2,126	0.6
Foreign currency translation for subsidiary sold reclassified to profit and loss	—	—	1,234	0.4

Total comprehensive income (loss) for the year	$35,402	9.7%	$(18,127)	(5.5)%

Year Ended December 31, 2024 compared to Year Ended
December 31, 2023
	Year Ended December 31,		Change
	2024 (In thousands)	2023 (In thousands)	$	%
(in thousands, except for percentages)
Revenue	$365,477	$331,993	$33,484	10.1%

Revenue increased by $33.5 million, or 10.1%, to $365.5 million for the year ended December 31, 2024, from $332.0 million for the year ended December 31, 2023. The increase was driven by a combination of factors including stronger execution following the enhancements made to the Company’s platform, sales team, and branding, an improved macroeconomic and advertising environment compared to 2023, and benefits related to the 2024 U.S. election cycle, which drove increased political advertising spend in the second half of 2024.

Cost of revenue

	Year Ended December 31,		Change
	2024 (In thousands)	2023 (In thousands)	$	%
(in thousands, except for percentages)
Cost of revenue (exclusive of depreciation and amortization)	$61,020	$62,270	$(1,250)	(2.0)%

Cost of revenue (exclusive of depreciation and amortization) decreased by $1.3 million, or 2.0%, to $61.0 million for the year ended December 31, 2024, from $62.3 million for the year ended December 31, 2023. The decrease was driven primarily by a $5.4 million decrease in data and hosting costs amidst successful efforts to optimize Nexxen’s programmatic revenue cost structure, partially offset by a $4.2 million increase largely in media costs related to the Company’s corresponding increase in performance revenue.

Research and development expenses

	Year Ended December 31,		Change
	2024 (In thousands)	2023 (In thousands)	$	%
(in thousands, except for percentages)
Research and development	$49,992	$49,684	$308	0.6%

Research and development expenses increased by $0.3 million, or 0.6%, to $50.0 million for the year ended December 31, 2024, from $49.7 million for the year ended December 31, 2023. The increase was driven by a $2.0 million increase in expenses related to added investment in product services, targeted at enhancing the products and capabilities within Nexxen Data Platform by incorporating Generative AI, including within the Company’s Nexxen Discovery tool, and was largely offset by a $1.1 million increase in product innovation capitalization, $0.4 million decrease in share-based compensation expenses and $0.2 million decrease in salaries and wages.

Selling and marketing expenses

	Year Ended December 31,		Change
	2024 (In thousands)	2023 (In thousands)	$	%
(in thousands, except for percentages)
Selling and marketing	$112,227	$105,914	$6,313	6.0%

Selling and marketing expenses increased by $6.3 million, or 6.0%, to $112.2 million for the year ended December 31, 2024, from $105.9 million for the year ended December 31, 2023. The increase was attributable to a $3.0 million increase in sales and marketing tools, sponsorship and events, and client related expenses, a $2.7 million increase in salaries and wages tied to higher commission paid amidst stronger sales performance in 2024, and a $0.5 million increase in share-based compensation expenses.

General and administrative expenses

	Year Ended December 31,		Change
	2024 (In thousands)	2023 (In thousands)	$	%
(in thousands, except for percentages)
General and administrative	$41,237	$51,051	$(9,814)	(19.2)%

General and administrative expenses decreased by $9.8 million, or 19.2%, to $41.2 million for the year ended December 31, 2024, from $51.1 million for the year ended December 31, 2023. The decrease in general and administrative expenses was driven primarily by a $7.8 million decrease in share-based compensation expenses, $2.8 million decrease in doubtful debts expense, $0.7 million decrease in rent-associated expenses, and $0.7 million decrease in general and administrative tools expenses. This decrease was partially offset by a $2.0 million professional expenses increase in 2024 related to the Company’s Trading Structure Changes, as well as a $0.3 million increase in salaries and wages.

Depreciation and amortization expenses

	Year Ended December 31,		Change
	2024 (In thousands)	2023 (In thousands)	$	%
(in thousands, except for percentages)
Depreciation and amortization	$58,676	$78,285	$(19,609)	(25.0)%

Depreciation and amortization expenses decreased by $19.6 million, or 25.0%, to $58.7 million for the year ended December 31, 2024, from $78.3 million for the year ended December 31, 2023. The decrease was primarily attributable to an $11.2 million decrease in amortization of old trademarks amidst the Company’s rebranding to Nexxen in 2023, and a $4.6 million decrease in depreciation and amortization income related to the reassessment of useful life of an unfavorable contract following changes in commercial circumstances and market terms in 2024. Additional drivers of the decrease included a $3.2 million reduction in intellectual property amortization, $2.5 million decrease in depreciation on lease agreements, $0.9 million decrease in customer relationship amortization, $0.5 million decrease in depreciation of servers, and $0.4 million decrease in depreciation related to fixtures and leasehold improvements. This decrease was partially offset by a $3.7 million increase in amortization of internally developed software.

Other expenses, net

	Year Ended December 31,		Change
	2024 (In thousands)	2023 (In thousands)	$	%
(in thousands, except for percentages)
Other expenses, net	$1,504	$1,765	$(261)	(14.8)%

Other expenses, net decreased by $0.3 million, or 14.8%, to $1.5 million for the year ended December 31, 2024, from $1.8 million for the year ended December 31, 2023. This decrease was attributable to a $1.8 million decrease in other expenses related to the sale of Adinnovation in 2023 but largely offset by a $1.5 million increase associated with a remeasurement of net investment in a finance lease in 2024.

Financial expenses, net

	Year Ended December 31,		Change
	2024 (In thousands)	2023 (In thousands)	$	%
(in thousands, except for percentages)
Financial income	$(6,657)	$(8,192)	$1,535	(18.7)%
Financial expenses	$8,946	$10,200	$(1,254)	(12.3)%
Financial expenses, net	$2,289	$2,008	$281	14.0%

Net financial expenses increased by $0.3 million, or 14.0%, to $2.3 million for the year ended December 31, 2024, from $2.0 million for the year ended December 31, 2023. This increase was predominantly driven by a $2.3 million currency exchange rate fluctuation increase, $2.0 million in interest income related to court-ordered payments remitted by Alphonso, and a $0.1 million increase in financial expenses related to leases. The increase was largely offset by a $3.6 million decrease in interest expenses following the repayment of the loan associated with the acquisition of Amobee on April 9, 2024, and a $0.5 million interest income decrease from cash and cash equivalents.

Tax expenses

	Year Ended December 31,		Change
	2024 (In thousands)	2023 (In thousands)	$	%
(in thousands, except for percentages)
Tax expenses	$3,095	$2,503	$592	23.7%

Tax expenses increased by $0.6 million or 23.7% to $3.1 million for the year ended December 31, 2024 from $2.5 million for the year ended December 31, 2023. The difference between the effective tax rate in 2024 of 8% and the Israeli corporate tax rate of 23% was primarily due to the impact of taxes in foreign and state jurisdictions, the difference between measurement basis for tax purposes and financial reporting purposes mainly related to share based compensation and research and development tax credits, temporary differences for depreciation income for which deferred taxes were not recognized and research and development tax credits eligible in the U.S. for previous years, partially offset by an assessment received in 2024 from the Israeli tax authorities for the tax years up to and including the year ended December 31, 2022, and non-deductible expenses.

The difference between the effective tax rate in 2023 of (13%) and the Israeli corporate tax rate of 23% was primarily due to non-deductible share-based compensation and capitalization for tax purposes of research and experimental expenditures, for which deferred taxes were not recognized, and was partially offset due to the Company’s increased expenses structure, the impact of taxes in foreign and state jurisdictions and the impact of excess tax benefits associated with stock-based awards.

Total comprehensive income (loss) for the year

	Year Ended December 31,		Change
	2024 (In thousands)	2023 (In thousands)	$	%
(in thousands, except for percentages)
Total comprehensive income (loss) for the year	$35,402	$(18,127)	$53,529	295.3%
Total comprehensive income (loss) margin	9.7%	(5.5)%

Total comprehensive income (loss) increased by $53.5 million, or 295.3%, to a total comprehensive income of $35.4 million for the year ended December 31, 2024 from $18.1 million in total comprehensive loss for the year ended December 31, 2023. The increase was largely attributable to a $56.9 million increase in annual profit and offset by a $2.2 million fluctuation in foreign currency translation differences for foreign operations, as well as $1.2 million associated with foreign currency translation of subsidiaries sold reclassified to profit and loss in 2023. Total comprehensive profit margin increased to 9.7% for the year ended December 31, 2024 from a total comprehensive loss margin of 5.5% for the year ended December 31, 2023. This increase was driven primarily by a 19.2% decrease in general and administrative expenses and a 25.1% decrease in depreciation and amortization expenses.

Key Performance Indicators and Other Operating Metrics

We review the following indicators to measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. Increases or decreases in our key performance indicators may not correspond with increases or decreases in our revenue. In this section, we use the following terms:

“Programmatic” means our end-to-end programmatic advertising platform, which uses software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace. Transactions in our Programmatic activities are executed in milliseconds.

 “Performance” means our non-core performance activities consisting primarily of mobile-based solutions that help brands reach their users. Revenue generated in our Performance activities is contingent on the occurrence of performance-based metrics, such as app downloads and installations.

The following tables summarize the key performance indicators that we use to evaluate our business for the years presented.

Programmatic and Performance Revenue by Media Type and Device

The following table summarizes the Programmatic and Performance revenue by selected media type and device for the years ended December 31, 2024 and 2023.

Yearly revenue matrix

	2024 Revenue			2023 Revenue
(in thousands except percentages)	Programmatic	Performance	Group	Programmatic	Performance	Group
Video	$232,371	—	$232,371	$207,533	—	$207,533
CTV(1)	49%	—	49%	41%	—	41%
Mobile(1)	30%	—	30%	41%	—	41%
Desktop(1)	13%	—	13%	14%	—	14%
Other(1)	8%	—	8%	4%	—	4%
Display	$79,057	$41,011	$120,068	$65,241	$32,988	$98,229
Other(2)	$13,038	—	$13,038	$26,231	—	$26,231
Total Group	$324,466	$41,011	$365,477	$299,005	$32,988	$331,993
______________________
(1)	Percent of total Video revenue.

(2)	Mainly ATV.

Selected Device – CTV

	Year Ended December 31, 2024	Year Ended December 31, 2023	% Change
Revenue (in thousands)	$113,752	$85,458	33.1%
% of Programmatic revenue	35%	29%

CTV revenue increased by $28.3 million, or 33.1%, to $113.8 million for the year ended December 31, 2024, from $85.5 million for the year ended December 31, 2023. The increase was attributable to a combination of factors including stronger sales execution following enhancements made to the Company’s platform, CTV and TV data capabilities, sales and marketing team, and branding, an improved macroeconomic and advertising environment in 2024 compared to 2023 which drove customers to seek our premium CTV solutions, new and expanded CTV revenue relationships across our platform, and benefits related to our partnership with Alphonso.

Selected Media Type – Video

	Year Ended December 31, 2024	Year Ended December 31, 2023	% Change
Revenue (in thousands)	$232,371	$207,533	12.0%
% of Programmatic revenue	72%	69%

Video revenue increased by $24.8 million, or 12.0%, to $232.4 million for the year ended December 31, 2024, from $207.5 million for the year ended December 31, 2023. This increase in Video revenue was largely attributable to a significant increase in CTV revenue, alongside improved macroeconomic and video advertising conditions in 2024 compared to 2023, and customers increasingly embracing the video advertising solutions across our platform.

Other Key Financial Metrics	Year Ended December 31,
	2024	2023
IFRS measures
Revenue (in thousands)	$365,477	$331,993
Gross profit (in thousands)(1)	$257,085	$218,898
Total comprehensive income (loss)	$35,402	$(18,127)
Total comprehensive income (loss) margin	9.7%	(5.5)%
Non-IFRS measures
Contribution ex-TAC (in thousands)(2)	$343,501	$314,183
Adjusted EBITDA (in thousands)(3)	$114,555	$83,210
Adjusted EBITDA margin(3)	31.3%	25.1%
_______________________
(1)	Gross profit is defined as total revenue for the year adjusted for cost of revenues (exclusive of depreciation and amortization) and depreciation and amortization attributable to cost of revenues.

Gross profit is a supplemental measure of our financial performance that is not required by, or presented in the financial statements, and should not be viewed in isolation.

(2)
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

(3)
Adjusted EBITDA is defined as total comprehensive income (loss) for the year adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax expenses, depreciation and amortization, stock-based compensation, restructuring, acquisition-related costs, Delisting related one-time costs and other expenses, net. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

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

The following table reconciles Contribution ex-TAC to the most directly comparable IFRS financial performance measure, which is gross profit:

	Year Ended December 31,
(in thousands)	2024	2023

Revenues	$365,477	$331,993
Cost of revenues (exclusive of depreciation and amortization)	(61,020)	(62,270)
Depreciation and amortization attributable to cost of revenues	(47,372)	(50,825)
Gross profit (IFRS)	257,085	218,898
Depreciation and amortization attributable to cost of revenues	47,372	50,825
Cost of revenues (exclusive of depreciation and amortization)	61,020	62,270
Performance media cost(a)	(21,976)	(17,810)
Contribution ex-TAC (Non-IFRS)	$343,501	$314,183

(a)	Represents the costs of purchases of impressions from publishers on a cost per thousand impression basis in our Performance activities.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is total comprehensive income (loss) for the year:

	Year Ended December 31,
(in thousands)	2024	2023
Total comprehensive income (loss) for the year	$35,402	$(18,127)
Foreign currency translation differences for foreign operation	35	(2,126)
Foreign currency translation for subsidiary sold reclassified to profit and loss	—	(1,234)
Taxes expenses	3,095	2,503
Financial expense, net	2,289	2,008
Depreciation and amortization	58,676	78,285
Stock-based compensation	11,460	19,169
Other expenses	1,504	1,765
Restructuring	—	796
Acquisition-related cost	—	171
Delisting related one-time cost	2,094	—
Adjusted EBITDA	$114,555	$83,210

Contribution ex-TAC

Our Contribution ex-TAC increased by 9.3% from $314.2 million for the year ended December 31, 2023, to $343.5 million for the year ended December 31, 2024. The increase was attributable to stronger sales execution following enhancements made to the Company’s platform, sales and marketing team, and branding, alongside improved macroeconomic and advertising conditions in 2024 compared to 2023, which drove increased revenue. Our Contribution ex-TAC increase was partially reduced by a $4.2 million increase in performance media costs, which supported year-over-year revenue growth across our performance activities.

Adjusted EBITDA

Our Adjusted EBITDA increased by $31.3 million from $83.2 million for the year ended December 31, 2023 to $114.6 million for the year ended December 31, 2024. The increase was driven by a combination of factors including improved sales execution which drove higher Contribution ex-TAC, increased operational efficiency, cost optimization, greater spend consolidation from existing customers, increased multi-solution adoption by customers across the Company’s end-to-end ecosystem and lower than anticipated costs.

Key Operating Metrics

	Year Ended December 31,
	2024	2023
Active customers
Number of active customers(1)	653	1,008
Gross profit per active customer (in thousands)	$394	$217
Contribution ex-TAC retention rate(2)	102%	73%
Active publishers
Number of active publishers(3)	1,516	1,636
Ad impressions
Number of ad impressions(4) (in millions)	227,990	126,261
_____________________
(1)	An active customer is defined as an advertiser, agency, trading desk or third-party DSP, which we have direct relationship with, that has used our platform within a trailing 365-day period.

(2)
Contribution ex-TAC retention rate is defined as contribution ex-TAC generated in the year ended December 31, 2024 from the customers who were existing customers as of December 31, 2023 as a percentage of the contribution ex-TAC generated in the year ended December 31, 2023 from the same group of customers. Contribution ex-TAC retention rate is intended to provide an aggregated view of positive and negative changes for the same group of customers over a 12-month period, including customer attrition, customer renewal, service upgrades and service downgrades.

(3)	An active publisher is defined as a publisher or third-party SSP that has used our platform within a trailing 365-day period.

(4)	An ad impression is defined as each time an ad is displayed within our platform.

5.B. LIQUIDITY AND CAPITAL RESOURCES

Overview

As of December 31, 2024, we had cash and cash equivalents of $187.1 million and a working capital, consisting of current operating assets less current operating liabilities, of $126.9 million. We believe our working capital is sufficient for our present working capital requirements. Additionally, we believe we have the ability to generate and obtain adequate amounts of cash to meet our requirements at least for the next 12 months. The following table presents the summary consolidated cash flow information for the years presented.

	2024	2023
(in thousands)	(as reported)	(as reported)
Net cash provided by operating activities	$150,835	$60,741
Net cash used in investing activities	(21,212)	(16,960)
Net cash used in financing activities	(174,744)	(26,547)

Net cash provided by operating activities was $150.8 million for the year ended December 31, 2024, which was derived from our $35.4 million total comprehensive profit for the year, adjusted for non-cash adjustments of $76.7 million, including depreciation and amortization of $58.7 million, share-based compensation expenses of $11.4 million, net finance expense of $2.0 million, remeasurement of net investment in a finance lease of $1.5 million, and tax expense of $3.1 million. Additionally, there was $38.7 million in net cash used in operating activities, which included a $14.5 million increase in accounts receivable, $57.7 million increase in accounts payable, $4.8 million paid in net income taxes and $0.2 million in net interest received, net, including $6.6 million in interest received, offset by $6.4 million in interest paid.

Net cash provided by operating activities was $60.7 million for the year ended December 31, 2023, which was derived from our $21.5 million total comprehensive loss for the year, adjusted for non-cash adjustments of $103.5 million, including depreciation and amortization of $78.3 million, share-based compensation expenses of $19.2 million, net finance expense of $1.7 million, loss on the sale of a business unit of $1.8 million, loss on leases of $0.1 million, and tax expenses of $2.5 million. In addition, there was $21.3 million in cash used in operating activities, which included a $30.6 million decrease in accounts receivable, $43.1 million decrease in accounts payable, $8.4 million paid in net income taxes and $0.5 million in net interest paid, including $8.5 million in interest paid, offset by $8.0 million in interest received.

Net cash used in investing activities

Net cash used in investing activities was $21.2 million for the year ended December 31, 2024, which is derived from $15.8 million related to acquisition and capitalization of intangible assets and $7.7 million related to acquisition of fixed assets, and partially offset by $0.4 million in pledged deposits and $1.8 million in lease payment receipt and $0.1 million in repayments from a loan to a third party.

Net cash used in investing activities was $17.0 million for the year ended December 31, 2023, which was derived from $15.1 million related to acquisition and capitalization of intangible assets and $4.5 million related to acquisition of fixed assets, and partially offset by $1.5 million in pledged deposits, $1.1 million in lease payment receipt and $0.05 million in repayments from a loan to a third party.

Net cash used in financing activities

Net cash used in financing activities was $174.7 million for the year ended December 31, 2024, which was derived from $60.7 million related to the acquisition of the Company’s own shares, $100 million related to repayment of long-term loans, and $15.1 million related to lease repayment, partially offset by $1.1 million related to proceeds from the exercise of share options.

Net cash used in financing activities was $26.5 million for the year ended December 31, 2023, which was derived from $17.3 million related to lease repayment and $9.5 million related to the acquisition of the Company’s own shares, and partially offset by $0.2 million related to proceeds from the exercise of share options.

Credit agreement

In September 2022, Nexxen Group US Holdings Inc. (f/k/a Unruly Group US Holding Inc.) entered into a $90 million senior secured term loan facility (the “Term Loan Facility”) and a $90 million senior secured revolving credit facility with a $15 million letter of credit sub-facility (the “Revolving Credit Facility”). The Company used the net proceeds of the Term Loan Facility and $10 million of net proceeds of the Revolving Credit Facility to fund a portion of the cash consideration required to close its acquisition of Amobee. The Company may use borrowings made from time to time under the Revolving Credit Facility for general corporate purposes or other purposes not prohibited thereunder. The Revolving Credit Facility matures on September 15, 2025 and bears interest, at the Company’s discretion, at a base rate plus a margin of 0.25% to 1.00% per annum or SOFR rate plus a spread of 1.25% to 2.00% per annum plus a credit spread adjustment of 0.10% to 0.25% based on the interest period duration of the applicable borrowing, in each case with such margin being determined by the Company’s consolidated total net leverage ratio. The Revolving Credit Facility may be borrowed, repaid, and re-borrowed until its maturity. The Revolving Credit Facility is due and payable in full on September 15, 2025, and the Company may prepay the Revolving Credit Facility at its discretion without premium or penalty. On April 9, 2024, the Company repaid its outstanding Term Loan Facility in full, together with its then outstanding Revolving Credit Facility borrowings, in the total amount of $100 million. No early termination penalties were incurred. Following the repayment, a $90 million Revolving Credit Facility remains available, with $0 drawn as of December 31, 2024.

The Company is also obligated to pay a commitment fee on the undrawn amounts of the Revolving Credit Facility at an annual rate ranging from 0.20% to 0.35%, determined by the Company’s total net leverage ratio. The Revolving Credit Facility requires compliance with various financial and non-financial covenants, including affirmative and negative covenants. The financial covenants require that the total net leverage ratio not exceed 3x and the interest coverage ratio not be less than 4x, in each case measured as of the end of each fiscal quarter. As of December 31, 2024, the Company was in compliance with all related covenants. The letter of credit sub-facility includes a fee at a rate per annum equal to the applicable margin for SOFR Loans then in effect on the daily maximum amount then available to be drawn as well as a fronting fee equal to 0.125% per annum along with other standard fees.

Nexxen Group US Holdings Inc.’s obligations under the Revolving Credit Facility is (i) jointly and severally guaranteed by Nexxen International Ltd. and certain of Nexxen International Ltd.’s direct and indirect, existing and future wholly owned restricted subsidiaries, subject to certain exceptions and (ii) secured on a first-lien basis by substantially all of the tangible and intangible assets of Nexxen Group US Holdings Inc. and the guarantors of the Revolving Credit Facility, subject to certain permitted liens and other agreed upon exceptions.

Capital Expenditures

       Our capital expenditure consists primarily of purchases of hardware and software. Our capital expenditures during the years ended December 31, 2024 and 2023 were $22.7 million and $19.8 million, respectively. We will continue to make capital expenditures to meet the expected growth of our business, which we anticipate will be financed through our existing cash and cash equivalents.

Contractual Obligations

As of December 31, 2024, and December 31, 2023, our contractual obligation of financial liability is in respect of leases, trade, and other payables in the amount of $272,289 thousand and $332,782 thousand, respectively. The contractual maturity of the financial liability that is less than one year is in the amount of $249,432 thousand and $201,955 thousand for December 31, 2024 and December 31, 2023, respectively.

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

Our technology and development team is mainly based in the United States and Israel and is comprised of 247 employees.

Research and development expenses were $50.0 million and $49.7 million in 2024 and 2023, respectively, and accounted for 19.0% and 17.3% of our operating expenses in 2024 and 2023, respectively. Our success depends, in part, on our ability to protect the proprietary methods and technologies that we develop or otherwise acquire. We rely on a combination of patent, trademark, copyright, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies and own more than 50 patents in the United States. In 2024, we successfully rebranded our Company’s various businesses under the name “Nexxen” and associated Nexxen logo, in order to further promote our unified service and product offerings. The Company has been working on this rebranding in its public facing assets. The Company has obtained international trademark registration for these trademarks. The Company has obtained trademark registrations in Australia, the European Market, Israel, Mexico, Japan, Singapore, the United Kingdom, and the United States. The Company is actively prosecuting similar trademark applications in Canada and China. The Company also uses and actively protects other trademarks in various jurisdictions and holds trademark registrations for the Perk mark in the United States and the Perk logo in Australia, New Zealand, United Kingdom, and WIPO. We generally enter into confidentiality and/or license agreements with our employees, consultants, vendors and advertisers, and we generally limit access to, and distribution of, our proprietary information. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

5.D. TREND INFORMATION

Advertising Ecosystem. We believe that we are positioned to benefit from several trends in the evolving advertising ecosystem, including the proliferation of digital media consumption, adoption of programmatic advertising, a growing focus on premium formats such as Video and CTV, linear advertising budgets shifting towards, and converging with digital advertising budgets, live sports continuing to shift towards digital environments and CTV, an increased reliance on data and planning tools by advertisers, and the increasing sophistication of the overall digital landscape. We address the broad and evolving digital advertising market through our three core offerings, including a proprietary DSP solution that advertisers leverage to manage digital advertising campaigns, a proprietary SSP solution that publishers leverage to optimally monetize digital inventory and our proprietary Nexxen Data Platform that integrates directly with both our DSP and SSP solutions. Our versatile Data Platform benefits from vast amounts of data and provides optimal campaign recommendations for audience sets by employing advanced machine learning algorithms. The contextualization of the data synthesized by our Data Platform solution provides advertisers with a comprehensive, personalized view of audiences, enabling more effective targeting across formats and devices, oftentimes leading to enhanced returns on advertising spend, and optimizes the monetization of publisher inventory. By combining these three proprietary solutions as well as integrations with industry-leading partners, we provide an end-to-end platform that is dynamic and flexible to our customers’ needs, which enables us to address more digital ad spend. During 2024, macroeconomic and advertising conditions improved compared to 2023 amidst lower interest rates and lower inflation, while customers balanced macroeconomic stabilization against continued and new geopolitical hostilities and uncertainty related to the U.S. and global political environment. The Company believes uncertainty related to geopolitical hostilities and the U.S. and global political environment could continue to impact the advertising demand environment and financial markets during 2025, and potentially beyond.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors and Senior Management

The following table sets forth information regarding our executive officers and directors, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Ofer Druker	59	Chief Executive Officer and Director
Sagi Niri	53	Chief Financial Officer
Yaniv Carmi	43	Chief Operating Officer
Directors
Christopher Stibbs	62	Non-Executive Chairperson
Norm Johnston	58	Non-Executive Director
Neil Jones	58	Senior Non-Executive Director
Joanna Parnell	46	Non-Executive Director
Lisa Klinger	57	Non-Executive Director
Daniel Kerstein	52	Non-Executive Director
Rhys Summerton	48	Non-Executive Director

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

Norm Johnston. Norm Johnston has served as a member of our board of directors since June 2020. Mr. Johnston is a veteran employee of News Corp. Until recently, he was the Chief Executive Officer of Unruly, the digital advertising business we acquired in January 2020, a position he held from April 2018. Mr. Johnston has been involved in digital marketing since joining the marketing industry’s first digital agency, Modem Media, in 1995. In 1997, Mr. Johnston launched Modem Media UK (“Modem”), one of Britain’s first and most successful digital agencies. After Modem was acquired by Publicis in 2007, Mr. Johnston joined WPP plc and GroupM’s media service company, Mindshare Media UK Limited, where he held a number of senior roles between 2007 and 2018, including Global Chief Digital Officer and Global Chief Executive Officer of its FAST business unit, a team of over 2,000 specialists in 115 cities working for global clients such as Unilever plc, Nestle S.A. and American Express Company. Mr. Johnston holds a B.A. in Economics and Political Science from Northwestern University and an M.B.A. in Marketing from Duke University’s Fuqua School of Business.

Neil Jones. Neil Jones has served as a member of our board of directors since 2014. Mr. Jones has spent most of his career in the media sector leading the Finance and M&A functions of UK listed businesses. He is currently Corporate Development Director of Inizio Group Limited, the international life science services company created from the merger of UDG Healthcare plc and Huntsworth plc (“Huntsworth”) in August 2021. Prior to that he was Chief Operating Officer and Chief Financial Officer at Huntsworth plc from February 2016. He joined Huntsworth plc from ITE Group plc, the international exhibitions group, where he held the position of Chief Financial Officer since 2008. Between 2003 and 2008, Mr. Jones was Chief Financial Officer at Tarsus Group plc, an international media company. Mr. Jones has a B.A. in Economics from the University of Manchester and completed his ACA in July 1990 with PricewaterhouseCoopers. Mr. Jones is also a non-executive Director of Sivota plc a UK listed special opportunities vehicle that invests in undervalued technology business.

Joanna Parnell. Joanna Parnell has served as a member of our board of directors since 2014. Ms. Parnell is the Co-Founder of strategic marketing consultancy Project50, designing commercial growth strategies for C-suite business leaders in the United Kingdom and the United States. Previously, Ms. Parnell was Managing Partner at Wavemaker (formerly MEC), one of the world’s leading media agency networks and owned by WPP plc, where she led the paid digital and data team, overseeing the agency’s focus on data driven campaigns. Prior to moving to Wavemarker in March 2016, Ms. Parnell was Director of Strategy and sat on the management team at Unique Digital, a digital marketing agency (now a WPP plc company), with responsibility for setting product and business strategy, including leading the multichannel planning strategy (cross-device and cross-platform), managing product heads and driving key initiatives across data buying, attribution modelling and biddable media adaptation. Ms. Parnell has a Masters in German and Business from the University of Edinburgh and studied at the London School of Marketing between 2005 and 2006.

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

Daniel Kerstein. Daniel Kerstein has served as a member of our board of directors since December 2023. Currently, Mr. Kerstein holds the position of Managing Director, M&A, Head of Structuring Solutions and Shareholder Advisory at TD Securities. From 2011 through 2023, Mr. Kerstein held the position of Managing Director, M&A and Global Head of Activist Defense and ESG Advisory at Barclays, where he managed a global team of bankers focused on activist-shareholder defense and ESG advisory. From 2007 through 2011, Mr. Kerstein held the position of Managing Director, Global Finance at Barclays and Lehman Brothers where he led a team of structuring experts, lawyers and accountants, applying accounting, tax, regulatory and general financial expertise to address changing market and regulatory environments to create innovative financial products and strategic alternatives focused on maximizing corporate and shareholder value and improving company returns. Mr. Kerstein joined Lehman Brothers in 2003 from Merrill Lynch. From 1997 through 2003, Mr. Kerstein held the position Vice President, Corporate Finance Investment Banking at Merrill Lynch. Mr. Kerstein holds a B.A. from CUNY, Queens College and a J.D. from Harvard Law School.

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

Sagi Niri. Sagi Niri has served as our Chief Financial Officer since March 2020 and as a member of our board of directors since June 2020 until August 2024. Mr. Niri has over 20 years of experience in finance and leadership roles in the technology and real estate sectors. Mr. Niri previously served as Chief Executive Officer of Labs (“Labs”), and Chief Financial Officer of LabTech Investments Ltd., Labs’ parent company, which owns and manages office, retail and residential real estate in London. In addition, Mr. Niri spent over nine years at Matomy, initially as Chief Operating Officer/Chief Financial Officer and more recently as Chief Executive Officer. Mr. Niri is a member of the Institute of Certified Public Accountants in Israel and holds an M.B.A. in Finance from Manchester University and a B.A. in Corporate Finance from the College of Management in Israel.

Yaniv Carmi. Yaniv Carmi has served as our Chief Operating Officer since March 2020 and as a member of our board of directors since 2014 until November 2024. Mr. Carmi previously served as our Chief Financial Officer from January 2010 to March 2020. He is currently responsible for the delivery of our business plan and driving our growth ambitions. Mr. Carmi was instrumental in our initial public offering of our ordinary shares on AIM in 2014 and in the subsequent global expansion in operations, including significant M&A activity. He is an experienced finance professional, whose previous roles include tax and audit senior at KPMG Israel. Mr. Carmi is also a Certified Public Accountant and holds a B.A. in Economics and Accounting from Ben-Gurion University and an M.B.A. in Financial Management from Tel Aviv University.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any arrangements pursuant to which any of our senior management members or directors was selected as such. In addition, there are no family relationships among our senior management members or directors.

6.B. COMPENSATION

Aggregate Compensation of Office Holders

The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2024 was approximately $7.8 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

As of December 31, 2024, 479,878 RSUs and PSUs granted to our executive officers and a director were outstanding under our equity incentive plans.

Compensation Disclosure in Accordance with Israeli Law

The table below is required under applicable Israeli Law and sets forth the compensation earned by our five most highly compensated office holders during or with respect to the year ended December 31, 2024. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

Summary Compensation Table

	Information Regarding Covered Executives(1)
Name and Principal Position(2)	Base Salary	Benefits and Prerequisites (3)	Variable Compensation (4)	Equity-Based Compensation (5)	Total
Ofer Druker, Chief Executive Officer	$750,000	$98,623	$1,697,329	$1,152,212	$3,698,164
Yaniv Carmi, Chief Operating Officer	$600,000	$74,901	$543,145	$878,256	$2,096,302
Sagi Niri, Chief Financial Officer	$439,980	$97,042	$509,199	$936,726	$1,982,947
Karim Rayes, Chief Product Officer	$441,667	$71,517	$407,359	$420,227	$1,340,770
Kenneth D. Suh, Chief Strategy Officer	$349,679	$65,903	$397,913	$452,020	$1,265,515
_____________________
(1)
In accordance with Israeli law, all amounts reported in the table are in terms of cost to the Company, as recorded in our audited consolidated financial statements for the year ended December 31, 2024.

(2)
All current officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2024.

(3)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, medical insurances and benefits, risk insurances (such as life, disability and accident insurances), convalescence pay, payments for Medicare and social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines, regardless of whether such amounts have actually been paid to the executive.

(4)
Amounts reported in this column refer to variable compensation such as earned commissions, incentives and earned or paid bonuses as recorded in our audited consolidated financial statements for the year ended December 31, 2024.

(5)
Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2024 with respect to equity-based compensation, reflecting also equity awards made in previous years which have vested during the current year and beyond. Assumptions and key variables used in the calculation of such amounts are described in Note 17 to our audited consolidated financial statements, which are included in this Annual Report.

Executive Officers

Chief Executive Officer and Executive Director. Ofer Druker, our Chief Executive Officer and executive director, currently receives an annual base salary of $750,000, and he is eligible to a target annual bonus of 0% to 200% of his base salary ($1.5 million) with an over-achievement rate capped at 150% of the target annual bonus (300% base salary), effective for fiscal years 2024 and 2025, subject to compliance with annual performance criteria to be determined by the compensation committee each year.

In 2021, our compensation committee, board of directors and shareholders approved to grant to Mr. Druker, effective upon completion of the IPO, 1,312,500 RSUs and 562,500 PSUs pursuant to our 2017 Equity Incentive Plan (the “2017 Plan”). The RSUs vested gradually over a period of three years, with 8.33% of the grant vesting each quarter, subject to Mr. Druker continuing to be employed by the group on the applicable vesting date.  The PSUs vested gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) Mr. Druker continuing to be employed by the group on the applicable vesting date, and (ii) compliance with performance-based metrics as determined by the compensation committee.  The RSUs and PSUs from the 2021 grant vested fully in 2024. Mr. Druker was not granted any equity awards in 2022 and 2023.  In 2024, our compensation committee, board of directors (without the attendance of Mr. Druker) and shareholders approved to grant Mr. Druker an RSU award with a target value of $437,500 (43,750 RSUs) and a PSU award with a target grant value of $1,312,500 (131,250 PSUs) pursuant to our 2011 Plan (as defined below). The RSU award shall vest in full, 12 months after the date the grant was approved by the Board (August 25, 2025), provided Mr. Druker is engaged by the Company on the vesting date, and the PSU award is subject to both performance- and time-based vesting conditions; performance measurement periods of two years (27% of the PSUs) and one year (73% of the PSUs), and subject to the achievement of pre-defined Adjusted EBITDA and relative Total Shareholder Return (“TSR”) threshold, target and maximum goals set by the compensation committee. The vesting of the PSUs shall accelerate in full in connection with a termination of employment within 3 months prior to or 12 months following the consummation of a change in control of the Company. In such an event, all outstanding equity compensation awards held by Mr. Druker at such time shall immediately vest in full, with any applicable performance conditions deemed to be achieved at target. The approval further included a new equity award termination provision, by which if Mr. Druker elects to leave (retire) at any point after 2 years from January 1, 2024 by providing the board of directors at least 6 months’ prior written notice, his unvested RSUs and PSUs will continue to vest in full post-retirement and payout on the standard vesting/payout dates and based on the same payout factor (percent of target) as other participants, reasonable support for transition prior to retirement and assuming he complies with post-retirement restrictive covenants.

Chief Operating Officer. Yaniv Carmi, our Chief Operating Officer, has a current annual base salary of $600,000, and he is eligible to an annual bonus equal to up to 80% of his annual base salary (or $480,000) with an over-achievement rate capped at 150% of the target annual bonus (or $720,000), subject to compliance with annual performance criteria to be determined by the compensation committee each year. Mr. Carmi is entitled to a special bonus of £300,000 (or $376,539) in the event of a company sale (or a pro rata portion in the case of a partial sale).

In 2021, our compensation committee, board of directors and shareholders approved to grant to Mr. Carmi, effective upon the IPO, 577,500 RSUs and 247,500 PSUs pursuant to our 2017 Plan. The RSUs vested gradually over a period of three years, with 8.33% of the grant vesting each quarter, subject to Mr. Carmi continuing to be employed by the group on the applicable vesting date. The PSUs vested gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) Mr. Carmi continuing to be employed by the group on the applicable vesting date, and (ii) compliance with performance-based metrics as determined by the compensation committee. The RSUs and PSUs from the 2021 grant vested fully in 2024.  Mr. Carmi was not granted any equity in 2022 and 2023.  In 2024, our compensation committee and board of directors approved to grant Mr. Carmi a one year grant of 91,463 RSUs and 39,199 PSUs pursuant to our 2017 Plan.  The 2024 RSU grant shall vest fully on June 30, 2025 subject to Mr. Carmi continuing to be employed by the group on the applicable vesting date.  The 2024 PSU grants will vest gradually over a period of three years, with 33.33% vesting each year subject to (i) Mr. Carmi continuing to be employed by the group on the applicable vesting date, and (ii) compliance with performance-based metrics as determined by the compensation committee.  The vesting of the RSUs and PSUs shall accelerate in full in connection with a termination of employment within 3 months prior to or 12 months following the consummation of a change in control of the Company. In such an event, all outstanding equity compensation awards held by Mr. Carmi at such time shall immediately vest in full, with any applicable performance conditions deemed to be achieved at target.

Chief Financial Officer. Sagi Niri, our Chief Financial Officer, has a current annual base salary of $450,000 (effective starting February 2024) and he is eligible to an annual bonus equal to up to 100% of his annual base salary (or $450,000) with an over-achievement rate capped at 150% of the target annual bonus (or $675,000), subject to compliance with annual performance criteria to be determined by the compensation committee each year.

In 2021, our compensation committee, board of directors and shareholders approved to grant to Mr. Niri, effective upon the completion of the IPO, 472,500 RSUs and 202,500 PSUs pursuant to our Global Share Incentive Plan (2011), as amended (the “2011 Plan”). The RSUs vested gradually over a period of three years, with 8.33% of the grant vesting each quarter, subject to Mr. Niri continuing to be employed by the group on the applicable vesting date. The PSUs vested gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) Mr. Niri continuing to be employed by the group on the applicable vesting date, and (ii) compliance with performance-based metrics as determined by the compensation committee. The RSUs and PSUs from the 2021 grant vested fully in 2024.  Mr. Niri was not granted equity awards in 2022 or 2023.  In 2024, our compensation committee and board of directors approved to grant Mr. Niri a one year grant of 121,951 RSUs and 52,265 PSUs pursuant to our 2011 Plan.  The 2024 RSU grant shall vest fully on June 30, 2025 subject to Mr. Niri continuing to be employed by the group on the applicable vesting date.  The 2024 PSU grants will vest gradually over a period of three years, with 33.33% vesting each year subject to (i) Mr. Niri continuing to be employed by the group on the applicable vesting date, and (ii) compliance with performance-based metrics as determined by the compensation committee.  The vesting of the RSUs and PSUs shall accelerate in full in connection with a termination of employment within 3 months prior to or 12 months following the consummation of a change in control of the Company. In such an event, all outstanding equity compensation awards held by Mr. Niri at such time shall immediately vest in full, with any applicable performance conditions deemed to be achieved at target.

In January 2025, the compensation committee and the board of directors approved a special 2025 and 2026 cash retention bonus of up to $2.2 million per year in the aggregate for the Company’s executive leadership team (ELT) members (including Mr. Carmi and Mr. Niri).

Non-Executive Directors

We currently pay the chairman of our board of directors an annual cash retainer of £150,000 (approximately $192,070) and each of our other non-executive directors an annual cash retainer of £43,000 (approximately $55,039). In addition, we pay the chair of our audit committee an additional annual cash retainer of $18,000, and the chair of our compensation committee an additional annual cash retainer of £7,000 (approximately $8,963), and we pay our senior non-executive director, Neil Jones, an additional annual cash retainer of £5,000 (approximately $6,402).

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

In connection with the Reverse Split completed on February 14, 2025, the number of shares that may be delivered under each of the 2011 Plan and 2017 Plan and the number and price of shares covered by each outstanding award under the 2011 Plan and 2017 Plan, were proportionally adjusted by the Board to reflect the Reverse Split and the consolidation at the ratio of one New Ordinary Share for each two old ordinary shares, with any fractional share resulting from such adjustment rounded down to the nearest whole number.

On February 28, 2025, following such adjustment and following the increase to the share reserves of the 2011 Plan and 2017 Plan approved by the shareholders on December 20, 2024, a total of 1,270,116 options to purchase Shares, with a weighted average exercise price of $18.53 per share and 2,943,793 RSUs and PSUs were outstanding under the 2011 Plan and 2017 Plan, collectively. As of February 28, 2025, 2,921,533 Shares were available for future issuance under the 2011 Plan and 2017 Plan, collectively.

 In connection with the SpearAd acquisition in October 2021, we issued the sellers 185,000 restricted share awards subject to time and performance vesting criteria. As of December 31, 2024, none of such restricted share awards were outstanding. The restricted share awards were not issued as part of the Company’s equity incentive plans.

Our Executive Compensation Program

Below is a description of our executive compensation objectives and programs, as well as a description of the processes supporting decisions related to executive compensation by our compensation committee with respect to 2024.

Objectives and Philosophy

Our executive compensation programs are designed and administered to balance and support the achievement of near-term operational results and long-term growth goals with the ultimate objective of increasing shareholder value and retaining talent viewed as important to supporting our ongoing growth and success. The principal elements of an executive’s total compensation are: base salary, annual cash bonus, and long-term equity incentives.

Nexxen’s “pay for performance” philosophy regarding executive compensation intends to reward our executives for their contributions to the Company’s annual, mid- and long-term performance by tying a significant portion of their total compensation to key business drivers and stockholder value. Reflecting our pay-for-performance philosophy, a significant portion of our executives' compensation could be paid out above target when results exceed performance goals, be paid out below target when results fall below performance goals, or not be paid at all if results do not achieve a threshold level of performance.

In general, we intend for the annual target total direct compensation (salary, annual incentive and long-term incentives) of our executives to be positioned within a competitive range of market median (see below for how “market” is generally defined by our compensation committee). Actual pay outcomes may vary above or below target based on actual financial and stock price performance outcomes. Variations in target total direct compensation among our executives reflect differences in competitive pay for their respective roles as well as the size and complexity of their area of oversight within the business, key competencies, and individual performance.

Stockholder Engagement

We are committed to ongoing engagement with our stockholders. Our Board, the compensation committee, and our management team value the input and opinions of our stockholders. The compensation committee strives to ensure our executive compensation program supports and aligns with the interests of our long-term stockholders and adheres to our pay for performance philosophy.

Our engagement efforts take place throughout the year through meetings, telephone calls, participation in conferences, and correspondence between our board members and/or senior management and representatives of our stockholders. The feedback we receive from our investors throughout our yearly engagement efforts is considered by our compensation committee in its discussions and decision-making.

Executive Compensation – What was New for 2024?

What’s New?	Description
Executive Pay Philosophy Focused on Market Median
The compensation committee, supported by its independent compensation consultant, reviewed target pay levels, and considered potential changes to target pay levels, of our executives relative to our committee-approved executive compensation philosophy. In general, we intend for the target total pay of our executives, on average, to be positioned within a competitive range of market median for comparable roles.

Target total pay for our leadership team was found to be positioned near market 25th percentile, on average, which was primarily the result of 2024 equity awards with below median target grant values. During 2025, our compensation committee intends to consider changes to the target pay levels of our leadership team to better align with our executive compensation philosophy. Our compensation committee reviews target pay levels for our leadership team versus market, and considers if changes are appropriate, on an annual basis, taking into account market benchmarking and other external and internal factors.

Over time, our intent is for the actual pay delivered to our executives to be commensurate (directionally aligned) with actual company financial performance outcomes and shareholder value creation, through an emphasis on performance-based pay.

Executive Compensation Benchmarking Peer Group (Committee decisions consider new consistent size- and industry- appropriate market data)
The compensation committee approved a peer group consisting of 13 public companies, considering input from its independent compensation consultant and management, against which it reviews benchmark comparisons for executive pay levels and pay practices. The peer group companies are all broadly similar to Nexxen in terms of size, business, operating characteristics and competition for executive talent. At 2024 year-end, Nexxen revenue and market capitalization were both positioned modestly ahead of peer group median.

Bonus Program (pre-defined goals and potential payout leverage that encourage outperformance vs. plan)
1)     Bonus program with pre-defined goals where payout can range from 0% to 150% of individual-by-individual target ($) values; potential for above target payout is very common market practice.
2)    Revenue metric weighted 65% and EBITDA metric weighted 35%.

Equity Awards (no single-trigger grants)	All equity grants included double-trigger change-in-control vesting provisions.
Performance Share Units (PSUs)
(pre-defined multi-year goals that encourage outperformance vs. plan and market)
(absolute and relative performance metrics)
(reinforce importance of stock price performance)

1)    2024 grants had multi-year performance periods (2- and 3-years) with pre-defined EBITDA and relative Total Shareholder Return (“TSR”) goals. The metrics were selected given the importance we place on EBITDA growth in achieving our multi-year objectives, and also to balance line-of-sight for our executives with a clear emphasis on the importance of both absolute and relative stock price performance.
2)    Payout may range from 0% to 150% of target stock units based on actual results versus pre-defined threshold, target, and maximum performance goals.
a.   For EBITDA, weighted 50%, “target” payout aligns with achieving budget/Plan for the performance period.
b.   For relative TSR, weighted 50%, “target” payout is provided for median performance versus our executive compensation benchmarking peer group (see below for detail); maximum payout (150% of target) is provided for top quartile relative TSR metric; threshold payout (50% of target) is provided for 25th relative TSR; and no payout is provided for bottom quartile relative TSR.

Review of Share Utilization on at least Annual Basis (ongoing focus on prudent use of equity-based pay overall and to executives)
With support from its independent compensation consultant, the compensation committee reviews market benchmark data and comparisons on a regular basis, such as Nexxen’s equity burn rate relative to peer group companies. Equity burn rate, a measure of potential dilution from equity grants during a defined period of time, can be defined as the sum of shares, stock units and stock options granted in a given period of time, divided by common shares outstanding. Nexxen’s 2024 equity burn rate was found to be positioned near the peer group’s 25th percentile, and Nexxen’s 3-year average equity burn rate was found to be positioned well below the peer group’s 25th percentile.

The compensation committee also reviewed Nexxen’s equity overhang versus market, a measure of potential dilution from shares available for grant and outstanding equity grants from pay programs. Nexxen’s equity overhang was found to be lower than all but one of the peer group companies and less than half of the 25th percentile of the peer group companies. Equity overhang can be defined as: ((shares available for grant + outstanding shares/units + outstanding stock options) ÷ (basic common shares outstanding + the numerator)).

Stock Ownership Guideline for CEO (reinforces, internally and externally, significant level of stock ownership)	We adopted a minimum CEO stock ownership guideline of 6.0x base salary. Mr. Druker’s ownership significantly exceeds this minimum expectation.

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

In connection with the IPO, we elected to “opt out” from such requirements of the Companies Law effective upon the closing of the IPO in June 2021. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our securities are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable rules of Nasdaq) applicable to U.S. domestic issuers.

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

Director Independence

A majority of our Board is independent. An “independent director” is generally defined under the corporate governance rules of Nasdaq as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that Neil Jones, Joanna Parnell, Lisa Klinger, Daniel Kerstein, Christopher Stibbs, Rhys Summerton and Norm Johnston are independent under the corporate governance rules of Nasdaq.

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

•	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•	monitoring compliance with the Company’s Code of Ethics and Conduct, including enforcing the provisions of the Code of Ethics and Conduct and investigating any alleged breach or violation;

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

•
reviewing and discussing with management risks faced by the Company and the Company’s policies with respect to risk assessment and risk management, including ensuring that management has adequate processes in place to assess, identify cybersecurity risks and monitoring the prevention, detection, mitigation and remediation of cybersecurity incidents;

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

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees; and

•	reviewing and assessing the audit committee charter on an annual basis.

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

•
reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving annual corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law;

•
administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards;

•
administering any policy regarding the recovery of incentive-based executive compensation, including without limitation to approve the adoption of such plan, to amend and interpret the plan, and oversee the implementation and administration of such policy, unless otherwise required to be done at the full board level; and

•	reviewing and assessing the compensation committee charter on an annual basis.

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

Our compensation policy was last amended by our compensation committee, board of directors and shareholders on December 20, 2024 and is filed as an exhibit to this Annual Report.

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

•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business;

•	overseeing our policies, programs and strategies related to environmental, social and governance; and

•	reviewing and assessing the sustainability, nominating and governance committee charter on an annual basis.

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

6.D. EMPLOYEES

As of December 31, 2024, we had 854 employees, including 509 in the United States, 190 in Tel Aviv, and 155 employees in other international locations. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

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

6.F. DISCLOSURE OF REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Shares as of February 28, 2025:

•	each person or entity known by us to own beneficially more than 5% of our outstanding Shares;

•	each of our directors, executive officers and Covered Executives individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of Shares is determined in accordance with the SEC rules and generally includes any Shares over which a person exercises sole or shared voting or investment power, which includes the power to dispose of or to direct the disposition of such security. For purposes of the table below, we deem shares subject to options, RSUs or PSUs that are currently exercisable or exercisable (in the case of options) or vested (in the case of RSUs or PSUs) within 60 days of February 28, 2025 to be outstanding and to be beneficially owned by the person holding the options, RSUs, or PSUs for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the ownership and percentage ownership of all executive officers and directors as a group.

The percentage of shares beneficially owned are based on 63,416,997 Shares outstanding as of February 28, 2025.

Unless otherwise noted below, each shareholder’s address is 82 Yigal Alon Street, Tel Aviv, 6789124, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

Beneficial Ownership as of February 28, 2025
	Shares Beneficially Owned	Percent of Shares Outstanding
Name of Beneficial Owner
Principal Shareholders
Mithaq Capital SPC(1)	17,458,711	27.5%
Toscafund Asset Management LLP(2)	5,607,158	8.9%
News Corporation(3)	4,262,661	6.7%
Lombard Odier Asset Management (Europe) Limited(4)	3,504,204	5.5%

Directors, Executive Officers and Covered Executives(5)
Ofer Druker	2,336,677	3.7%
Sagi Niri	898,825	1.4%
Yaniv Carmi	1,090,705	1.7%
Karim Rayes	*	*
Kenneth Suh	—	—
Christopher Stibbs	—	—
Norm Johnston	—	—
Neil Jones	*	*
Joanna Parnell	—	—
Lisa Klinger	—	—
Daniel Kerstein	—	—
Rhys Summerton	—	—
All executive officers and directors as a group (12 persons)	4,326,207	6.8%
_____________________
*	Indicates ownership of less than 1%.

(1)
This information is based upon an Amendment No. 5 to Schedule 13D jointly filed by Mithaq Capital SPC (“Mithaq Capital”), Turki Saleh A. AlRajhi and Muhammad Asif Seemab with the SEC on January 30, 2025. Mithaq Capital is managed by its Board of Directors, which consists of Turki Saleh A. AlRajhi and Muhammad Asif Seemab, and the Board has exclusive authority concerning purchases, dispositions and voting of the ordinary shares. Each of Mr. AlRajhi and Mr. Seemab possesses an ownership interest in Mithaq Capital, and Mr. Seemab may share in any profits realized from Mithaq Capital’s investment in the Shares. Mithaq Capital may be deemed to beneficially own 17,458,711 Shares of the Company and has sole voting and dispositive power with respect to the shares, while Mr. AlRaji and Mr. Seemab each have shared voting and dispositive power with respect to the shares. The principal address of Mithaq Capital is c/o Synergy, Anas Ibn Malik Road, Al Malqa, Riyadh 13521 Saudi Arabia.

(2)
This information is based upon an Amendment No. 5 to a Schedule 13G jointly filed by Toscafund Asset Management LLP (“Toscafund”), Tosca Opportunity, Toscafund Limited, Old Oaks Holdings Limited and Martin Hudges with the SEC on February 14, 2025. Toscafund is the entity for which Toscafund Limited, Old Oak Holdings and Martin Hughes may be considered a holding company or control person, as applicable, and therefore may be deemed to have beneficial ownership over 5,607,158 Shares of the Company and has shared voting and dispositive power with respect to the shares. Tosca Opportunity may be deemed to beneficially own 4,242,081 Shares and has shared voting and dispositive power with respect to the shares. The principal address of Toscafund is 5th Fl, Ferguson House, 15 Marylebone Rd, London, United Kingdom NW1 5JD. The principal address of Tosca Opportunity is Ugland House, Box 309, Grand Cayman, Cayman Islands KY1-1104.

(3)
This information is based upon a Schedule 13G filed by News Corporation with the SEC on February 11, 2022. News Corp UK & Ireland Limited and News Preferred Holdings Inc., both wholly-owned subsidiaries of News Corporation, are the record holders of the 4,262,661 Shares of the Company. News Corporation has sole voting and investment power with respect to the shares of the Company held by such subsidiaries. The principal address of News Corporation is 1211 Avenue of the Americas, New York, New York 10036.

(4)
This information is based upon a Form TR-1 provided by Lombard Odier Asset Management (Europe) Limited (“Lombard”) on May 15, 2024. Lombard may be deemed to have beneficial ownership over 3,504,204 Shares of the Company, on behalf of accounts managed on a discretionary basis by Lombard Odier Investment Managers Group. The principal address of Lombard is 6 Avenue des Morgines 1213 Petit-Lancey, Switzerland.

(5)	Includes Covered Executives in accordance with Israeli law and the Exchange Act.

7.B. RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred

The following is a description of our related party transactions since January 1, 2024.

Agreements with Directors and Officers

Employment Agreements

We have entered into written employment agreements with each of our executive officers. See Item 6. “Directors, Senior Management and Employees.”

Equity Incentive Awards

Since our inception, we have granted to our executive officers and certain of our directors restricted share units, performance share units and options to purchase our Shares. See Item 6. “Directors, Senior Management and Employees.”

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

Rights of Appointment

Our current board of directors consists of eight directors. We are not a party to, and are not aware of, any voting agreements among our shareholders.

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

ITEM 8. FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

We have appended our audited consolidated financial statements at the end of this Annual Report, starting at page F-4, as part of this Annual Report.

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

On May 18, 2021, we filed a complaint against Alphonso in the Supreme Court of the State of New York, County of New York, asserting claims for breach of contract, tortious interference with business relations, intentional interference with contractual relations, unjust enrichment, and conversion. The lawsuit arose out of Alphonso’s breach of a Strategic Partnership Agreement and an Advance Payment Obligation and Security Agreement (the “Security Agreement”) with us, and LG Electronics Inc.’s (“LG”) tortious interference with the Company’s contractual relationships and business relations and related misconduct. On February 28, 2024, the Company entered into a settlement and release agreement with Alphonso and LG and the parties agreed to dismiss the Alphonso Lawsuit.

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

8.B. SIGNIFICANT CHANGES

On November 15, 2024, we announced that our Board of Directors had resolved to consolidate all trading of the Company’s Shares on the Nasdaq Global Market in the United States. Our Annual General Meeting was held on December 20, 2024, at which the Company’s shareholders approved the proposals to (1) cancel the trading of our Shares on the AIM market of the London Stock Exchange, (2) approve the Reverse Split of our ordinary shares, par value NIS 0.01 per share, at a ratio of 2-for-1, into ordinary shares, par value NIS 0.02 per share, and (3) to amend our articles of association in accordance with the Delisting and Reverse Split.

On February 14, 2025, we executed a reverse split whereby every two Shares held at the time of the reverse split consolidated into one New Ordinary Share to facilitate a one-to-one ADR exchange. Following the reverse split, on February 14, 2025, we exchanged our ADSs for New Ordinary Shares, voluntarily terminated our ADS facility and delisted our Shares underlying depositary interests from trading on the AIM market of the London Stock Exchange, consolidating the listing of our ordinary shares solely on the Nasdaq Global Market. On February 18, 2025, the Company’s New Ordinary Shares began trading on Nasdaq under the ticker "NEXN". Upon the delisting, the Depositary Interests were replaced with new depositary interests issued by Computershare UK with each Replacement DI representing one New Ordinary Share.

No other significant changes have occurred since December 31, 2024, except as otherwise disclosed in this Annual Report.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our Shares have been listed on the Nasdaq Global Market under the symbol “NEXN” since February 18, 2025.

Previously, our ADSs were listed on the Nasdaq Global Market under the symbol “TRMR” since June 18, 2021, and under the symbol “NEXN,” from January 10, 2024 until February 14, 2025. Our Shares represented by Depositary Interests traded on AIM, a market operated by the London Stock Exchange, under the symbol “TRMR,” since May 28, 2014, and under the symbol “NEXN,” from January 10, 2024 until February 14, 2025.

 Citibank, N.A. was the depositary bank for the ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013.

On February 14, 2025, we executed the Reverse Split and voluntarily terminated our ADS facility in connection with the Trading Structure Changes. Please see Item 8.B. “Significant Changes” of the Annual Report for a discussion about our current trading structure and changes that occurred as of February 14, 2025.

As of February 28, 2025, the last reported sale price of our Shares on the Nasdaq Global Market was $8.15 per Ordinary Share.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

See Item 9.A. “Offer and Listing Details.”

9.D. SELLING SHAREHOLDERS

Not applicable.

9.E. DILUTION

Not applicable.

9.F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

Not applicable.

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our authorized share capital of the Company is NIS 5,000,000, divided into 250,000,000 ordinary shares with a par value of NIS 0.02 per share, of which 63,416,997 shares are issued and outstanding as of February 28, 2025, and 35,569,322 shares are held in treasury.

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report on Form 20-F. The information called for by this item is set forth in Exhibit 2.1 to this Annual Report on Form 20-F and is incorporated herein by reference.

10.C. MATERIAL CONTRACTS

Summaries of the following material contracts and amendments to these contracts are included in this Annual Report in the places indicated.

Material Contract	Location in This Annual Report
Global Share Incentive Plan (2011), as amended	Item 6.B. Directors, Senior Management and Employees – Compensation Equity Incentive Plans.
2017 Equity Incentive Plan, as amended	Item 6.B. Directors, Senior Management and Employees –Compensation Equity Incentive Plans.
Compensation Policy	Item 6.C. Directors, Senior Management and Employees Board Practices – Compensation Policy under the Companies Law.
Form of Indemnification Agreement	Item 6.C. Directors, Senior Management and Employees – Board Practices – Exculpation, Insurance and Indemnification of Office Holders.
Credit Agreement	Item 5.B. Liquidity and Capital Resources

10.D. EXCHANGE CONTROLS

There are currently no Israeli currency control restrictions on remittances of dividends on our Shares, proceeds from the sale of our Shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.

10.E. TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Tax Considerations

The following is a brief summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our Shares. This summary does not discuss all aspects of the Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

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

Taxation of Non-Israeli Resident Shareholders

Capital Gains Taxes

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our Shares will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2025).

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

Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our Shares, the payment of the consideration for such sale may be subject to withholding of Israeli tax at source and holders of our Shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations in forms specified by the Israel Tax Authority, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the Israel Tax Authority may require the purchaser of the shares to withhold tax at source).

Capital gains taxes applicable to Israeli resident shareholders.

An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23%. An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “substantial shareholder” at the time of the sale or at any time during the preceding 12-months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2024). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares.

Taxation on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Shares at the rate of 25% or 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise (see more details below). which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, if the shareholder who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate will be 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not).

However, a reduced tax rate may be provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest.

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

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2025, which amount is linked to the annual change in the Israeli consumer price index. Additionally, effective from January 1, 2025, an additional surtax of 2% will apply exclusively to annual capital income (including from dividend distribution) exceeding NIS 721,560.

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

The Company approached the Israeli Tax Authority on December 28, 2023 for the renewal of the tax ruling regarding industrial enterprise and preferred technological enterprise, for the eligibility of the benefits under the Investment Law for the next five years beginning in 2022. The Company is currently in the process of receiving the tax ruling from the Israeli Tax Authority.

U.S. Federal Income Tax Considerations

The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of our Shares. This summary deals only with our Shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, (the “Internal Revenue Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our Shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders that are real estate investment trusts or regulated investment companies, grantor trusts, holders subject to special tax accounting rules as a result of any item of gross income with respect to our Shares being taken into account in an applicable financial statement, holders which are entities or arrangements treated as partnerships, S-corporations or other pass-through entities for United States federal income tax purposes, holders who acquired Shares pursuant to the exercise of any employee share option or otherwise as compensation or holders that directly, indirectly, or constructively own 10% or more of the total voting power or value of our outstanding stock.

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

As used herein, the term “United States Holder” means a beneficial owner of our Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more “United States persons” as defined in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person.”

If an entity or arrangement treated as a partnership for United States federal income tax purposes acquires our Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in our Shares should consult their tax advisors regarding the United States federal income tax consequences of acquiring, owning, and disposing of our Shares.

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

THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL CURRENT OR PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company,” the amount of dividends paid to a United States Holder with respect to our Shares before reduction for any Israeli taxes withheld therefrom generally will be included in the United States Holder’s gross income as dividend income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits are generally treated as a non-taxable return of capital to the extent of the United States Holder’s adjusted tax basis in those Shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other United States corporations. The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is included in the United States Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars at that time.

Dividends paid on our Shares generally will constitute “foreign source income” for purposes of the foreign tax credit. Foreign withholding tax (if any) paid on dividends on our Shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. If a refund of the tax withheld is available under the laws of the state of Israel or under the applicable income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a United States Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). If the dividends are taxed as “qualified dividend income,” as discussed below, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to Shares will generally constitute “passive category income.”

The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors about the impact of these rules in their particular situations.

Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gain rate, provided that (i) either our Shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes, (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the United States Holder for either our taxable year in which the dividend is paid or our preceding taxable year, (iii) the United States Holder satisfies certain holding period and other requirements and (iv) the United States Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as is the case with our Shares. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to our Shares.

Disposition of Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of our Shares equal to the difference, if any, between the amount realized and the United States Holder’s adjusted tax basis in those Shares. A United States Holder’s initial tax basis in shares generally will equal the cost of such shares. If any foreign tax is imposed on the sale, exchange or other disposition of our Shares, a United States Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are treated as long term capital gain and thus subject to a lower rate under current law if such United States Holder’s holding period in our Shares exceeds one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. Because gain for the sale or other taxable disposition of our Shares will be treated as United States source income, and you may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, your ability to utilize a foreign tax credit with respect to any foreign tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. In addition, if you are eligible for the benefit of the income tax convention between the United States and the State of Israel and pay Israeli tax in excess of the amount applicable to you under such convention or if the Israeli tax paid is refundable, you will not be able to claim any foreign tax credit or deduction with respect to such Israeli tax. You should consult your tax advisor as to whether the Israeli tax on gains may be creditable or deductible in light of your particular circumstances and your ability to apply the provisions of an applicable treaty.

If the consideration received upon the sale or other taxable disposition of our Shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. If our Shares are treated as traded on an established securities market, a cash basis United States Holder and an accrual basis United States Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the taxable disposition. An accrual basis United States Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the date of the taxable disposition and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

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

Based on the current and anticipated composition of our income, assets and operations we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, whether we are a PFIC is a factual determination that must be made annually after the close of each taxable year. This determination will depend on, among other things, the composition of the Company’s income and assets, as well as the market value of our Shares and assets, which may fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year.

Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our Shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our Shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules. If such election is made, a United States Holder will be deemed to have sold our Shares at their fair market value on the last day of our last taxable year in which we were a PFIC, and any gain from the deemed sale would be subject to the rules described in the second following paragraph. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the Shares with respect to which such election was made will not be treated as shares in a PFIC.

United States Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we are (or were to become) and then cease to be a PFIC, and such election becomes available.

If we are a PFIC for any taxable year that a United States Holder holds our Shares, unless the United States Holder makes one of the elections described below, any gain recognized by the United States Holder on a sale or other disposition of our Shares would be allocated pro-rata over the United States Holder’s holding period for the Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on our Shares exceeds 125% of the average of the annual distributions on the Shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of our Shares if we were a PFIC, described above. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own shares in any of the foreign entities in which we may hold equity interests that also are PFICs, or lower-tier PFICs.

Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment or treatment as a qualified electing fund (“QEF”)) of our Shares if we are considered a PFIC. However, we do not expect to furnish United States Holders of our Shares with the tax information necessary to enable a United States Holder to make a QEF election. In addition, an election for mark-to-market treatment is unlikely to be available to mitigate any adverse tax consequences with respect to a subsidiary that is also a PFIC. If we are considered a PFIC, a United States Holder will also be subject to annual information reporting requirements. United States Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our Shares and the potential consequences related thereto.

United States Holders should consult their tax advisors regarding whether we are a PFIC as well as the potential U.S. federal income tax consequences of holding and disposing of our Shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election in their particular circumstances.

Information Reporting and Backup Withholding

Distributions on our Shares and proceeds from the sale or other taxable disposition of our Shares may be subject to information reporting to the IRS and possible backup withholding. Backup withholding will not apply, however, to a United States Holder who furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding or that is otherwise exempt from backup withholding. United States Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9.

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

Foreign Financial Asset Reporting

Certain United States Holders are required to report their holdings of certain foreign financial assets, including our Shares, if the aggregate value of all of these assets exceeds certain threshold amounts, subject to certain exceptions (including an exception for Shares held in accounts maintained by certain financial institutions). Penalties can apply if United States Holders fail to satisfy such reporting requirements. United States Holders should consult their tax advisors regarding the application of these reporting requirements on the ownership and disposition of our Shares.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. DEBT SECURITIES

Not applicable.

12.B. WARRANTS AND RIGHTS

Not applicable.

12.C. OTHER SECURITIES

Not applicable.

12.D. AMERICAN DEPOSITARY SHARES

Citibank, N.A. (“Citibank”) was our depositary bank for the American Depositary Shares representing our Shares. Our ADS facility was terminated on February 14, 2025 in connection with the Trading Structure Changes.

Citibank was appointed as depositary bank pursuant to a deposit agreement, which was amended on February 7, 2025 in connection with the Trading Structure Changes. The deposit agreement, as amended, is filed with the SEC under cover of a Registration Statement on Form F-6, as amended by Amendment No. 1. You may obtain a copy of the deposit agreement, as amended, from the SEC’s website (www.sec.gov). Please refer to Commission File No. 333-256452 when retrieving such copy.

Fees and Charges

The information set forth below regarding ADSs is as of December 31, 2024. Please see Item 8.B. “Significant Changes” for a discussion about our current trading structure and changes that occurred as of February 14, 2025.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

For information regarding material modifications to the rights of our security holders, see Item 9.A. “Offer and Listing Details.”

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the audited consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees

Somekh Chaikin, a member firm of KPMG International (“KPMG”), located in Tel Aviv, Israel (PCAOB ID No. 1057), has served as our independent registered public accounting firm for the fiscal years ended December 31, 2024 and 2023. The following are KPMG fees for professional services in each of the respective years:

Year Ended December 31,
	2024	2023
	(in thousands)
Audit fees(1)	816	826
Audit-related fees(2)	—	—
Tax fees(3)	148	281
All other fees(4)	—	—

Total	964	1,107
__________________
(1)
“Audit fees” are the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)
“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees. These fees primarily consist of accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

(3)
“Tax fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, and tax planning. These fees primarily consist of charges for professional services related to tax compliance, tax advice, and tax planning. Tax fees can encompass assistance with tax return preparation, tax audits, and consultations on tax-related matters.

(4)	“All other fees” are the aggregate fees billed for products and services provided, other than the services reported under audit fees, audit-related fees, and tax fees.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

We have effected several share repurchase programs over the years. From March 1, 2022, when we launched a series of share repurchase programs, through December 31, 2024, we and our subsidiaries repurchased 18,954,608 Shares, or 24.5% of shares outstanding, reflecting a total investment of £125.9 million or $157.3 million.

Our current outstanding share repurchase program is for the repurchase of $50.0 million of Shares, which commenced on November 19, 2024 and is scheduled to continue until the earlier of May 19, 2025 or completion. As of December 31, 2024, we had $38.4 million remaining on the repurchase program authorization.

Until the AIM-delisting on February 14, 2025, our share repurchases were effected on the AIM Market, and beginning February 18, 2025 the share repurchases are effected on Nasdaq. All share repurchases are made in accordance with all applicable securities laws and regulations.

On March 4, 2025, our board of directors authorized an additional share repurchase program authorizing the repurchase of up to $50.0 million of Shares. Subject to the lack of objections by material creditors in compliance with applicable Israeli law, the new repurchase plan will commence upon completion of the ongoing existing repurchase plan.

The table below provides detailed information (the average price paid per ordinary share and the number of ordinary shares purchased in the table below were adjusted to give effect to the Reverse Split that was effected on February 14, 2025).

Period	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Approximate Dollar Value that May Yet be Purchased under the Plans or Programs (1)
January 1 – January 31	1,073,304	$5.27	1,073,304	$13,763,273
February 1 – February 29	1,163,607	$5.09	1,163,607	$7,828,324
March 1 – March 31	876,011	$5.11	876,011	$3,342,101
April 1 – April 30	597,223	$5.57	597,223	$—
May 1 – May 31	321,687	$6.10	321,687	$48,032,826
June 1 – June 30	313,999	$6.30	313,999	$46,050,625
July 1 – July 31	692,177	$6.33	692,177	$41,658,375
August 1 – August 31	980,457	$7.35	980,457	$34,439,471
September 1 – September 30	872,206	$7.66	872,206	$27,741,957
October 1 – October 31	995,687	$7.79	995,687	$19,971,164
November 1 – November 30	280,060	$9.30	280,060	$48,035,291
December 1 – December 31	971,114	$9.94	971,114	$38,360,766
Total	9,137,532	$6.74	9,137,532	$—
______________________
(1)
The repurchase program of $20.0 million which was publicly announced on December 18, 2023, commenced on December 20, 2023 and was completed on April 24, 2024. The repurchase program of $50.0 million which was publicly announced on March 15, 2024, commenced on May 7, 2024 and was completed on November 1, 2024. The repurchase program of $50.0 million which was publicly announced on October 17, 2024, commenced on November 19, 2024 and will end at the earlier of May 19, 2025 or completion.

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

 See Item 6. “Directors, Senior Management and Employees—6C. Board Practices.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a written insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. In addition, with regard to the Company trading in its own securities, it is our policy to comply with the U.S. federal securities laws and the applicable exchange listing requirements.

A copy of the Insider Trading Policy, as amended on March 4, 2025, is filed as Exhibit 11.1 to this Annual Report.

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

The audit committee, in collaboration with senior management, oversees the Company’s guidelines and policies with respect to risk assessment and risk management, including risk exposures related to information security, cybersecurity and data protection, and the steps management has taken to monitor and control such exposures.

Our Chief Technology Officer (“CTO”), who reports to our Chief Operating Officer, is primarily responsible for the assessment and management our material risks from cybersecurity threats. Our CTO oversees our cybersecurity policies, processes, and response strategies, including those described in “Risk Management and Strategy” above. Our security team, which reports to the CTO, maintains our security incident response plan and manages day-to-day incident identification, assessment and management, leads our overall cybersecurity risk management program, including ongoing assessments of system vulnerabilities and mitigation efforts, and continuously updates our CTO on such matters. Our security team includes members that have been involved in cybersecurity for approximately 20 years, with project experience relating to SOC-2, ISO 27001, NIST Cyber Security Framework, SOX, GDPR, Business Continuity Planning, Disaster Recovery Planning, Incident Response Planning. Our CTO escalates cybersecurity incidents to other members of the Company’s leadership, as appropriate, including our Chief Financial Officer and Chief Legal Officer. The security team provides regular briefings to the audit committee regarding the Company’s cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, and activities of third parties.

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
2.1
Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 as of December 31, 2024 (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F (File No. 001-40504), filed with the SEC on March 6, 2024).

2.2
Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 as of February 18, 2025 (incorporated herein by reference the Registrant’s Registration Statement on Form 8-A/A (File No. 001-40504), filed with the SEC on February 18, 2025).

2.3
Form of Deposit Agreement by and among the Registrant, Citibank, N.A., and the holders and beneficial owners of American Depositary Shares issued hereunder (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Amendment No. 2 to Form F-1 (File No. 333-256452), filed with the SEC on June 14, 2021).

2.4
Form of Amended and Restated Deposit Agreement, by and among the Registrant, Citibank, N.A., and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(i) to the Registrant’s Registration Statement on Post-Effective Amendment No. 1 to Form F-6 (File No. 333-257094), filed with the SEC on January 7, 2025).

2.5
Form of American Depositary Receipt (incorporated herein by reference to the Registrant’s prospectus (File No. 333-257094), filed with the SEC on January 10, 2024 pursuant to Rule 424(b)(3) under the Securities Act).

4.1	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-256452), filed with the SEC on May 25, 2021).
4.2	Nexxen International Ltd. Global Share Incentive Plan (2011), as amended.
4.3	Nexxen International Ltd. 2017 Equity Incentive Plan, as amended.
4.4	Remuneration Policy for Directors and Executives.
4.5*
Credit Agreement, dated as of September 12, 2022, by and among Nexxen Group US Holdings Inc. (f/k/a Unruly Group US Holding Inc.), Nexxen Holdings Ltd (f/k/a Unruly Holdings Limited), Nexxen International Ltd., Royal Bank of Canada, and other Lenders and L/C Issuers party thereto (incorporated herein by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F (File No. 001-40504), filed with the SEC on March 7, 2023).

8.1	List of Subsidiaries of the Registrant.
11.1	Insider Trading Policy.
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith.
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, furnished herewith.
15.1	Consent of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm.
97.1
Incentive-Based Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F (File No. 001-40504), filed with the SEC on March 6, 2024).

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
Sagi Niri
Chief Financial Officer

Date: March 5, 2025

NEXXEN INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024

NEXXEN INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024

- - - - - - - - - - - - - -

Somekh Chaikin
17 Ha’arba’a Street, PO Box 609
KPMG Millennium Tower
Tel Aviv 6100601, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Nexxen International Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Nexxen International Ltd. (and subsidiaries) (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operation and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2024 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

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
March 5, 2025

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

NEXXEN INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2024	2023
	Note	USD thousands
ASSETS:
Cash and cash equivalents	10	187,068	234,308
Trade receivables, net	8	217,960	201,973
Other receivables	8	4,579	8,293
Current tax assets		3,373	7,010

TOTAL CURRENT ASSETS		412,980	451,584

Fixed assets, net	5	15,727	21,401
Right-of-use assets	6	31,500	31,900
Intangible assets, net	7	336,768	362,000
Deferred tax assets	4	17,800	12,393
Investment in shares	18	25,000	25,000
Other long-term assets		738	525

TOTAL NON-CURRENT ASSETS		427,533	453,219

TOTAL ASSETS		840,513	904,803

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	6	14,340	12,106
Trade payables	9	228,514	183,296
Other payables	9	38,526	29,098
Current tax liabilities		4,677	4,937

TOTAL CURRENT LIABILITIES		286,057	229,437

Employee benefits		300	237
Long-term lease liabilities	6	22,857	24,955
Long-term debt	11	-	99,072
Other long-term liabilities		-	6,800
Deferred tax liabilities	4	445	754

TOTAL NON-CURRENT LIABILITIES		23,602	131,818

TOTAL LIABILITIES		309,659	361,255

SHAREHOLDERS’ EQUITY:	15
Share capital		377	417
Share premium		362,507	410,563
Other comprehensive loss		(2,476)	(2,441)
Retained earnings		170,446	135,009

TOTAL SHAREHOLDERS’ EQUITY		530,854	543,548

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		840,513	904,803

Chairman of the Board of Directors	CEO	CFO

Date of approval of the financial statements: March 5, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

NEXXEN INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME (LOSS)

		Year ended December 31
		2024	2023	2022
	Note	USD thousands

Revenues	12	365,477	331,993	335,250

Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	13	61,020	62,270	60,745

Research and development expenses		49,992	49,684	33,659
Selling and marketing expenses		112,227	105,914	89,953
General and administrative expenses	14	41,237	51,051	68,005
Depreciation and amortization		58,676	78,285	42,700
Other expenses (income), net		1,504	1,765	(4,564)

Total operating costs		263,636	286,699	229,753

Operating Profit (loss)		40,821	(16,976)	44,752

Financing income		(6,657)	(8,192)	(2,284)
Financing expenses		8,946	10,200	4,611

Financing expenses, net		2,289	2,008	2,327

Profit (loss) before taxes on income		38,532	(18,984)	42,425

Tax expenses	4	3,095	2,503	19,688

Profit (loss) for the year		35,437	(21,487)	22,737

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operations		(35)	2,126	(6,499)
Foreign currency translation for subsidiary sold reclassified to profit and loss		-	1,234	-

Total other comprehensive income (loss) for the year		(35)	3,360	(6,499)

Total comprehensive income (loss) for the year		35,402	(18,127)	16,238

Earnings per share
Basic earnings (loss) per share (in USD) (*)	16	0.51	(0.30)	0.30
Diluted earnings (loss) per share (in USD) (*)	16	0.51	(0.30)	0.30

(*) Prior period results have been retroactively adjusted to reflect the two-for-one ratio reverse stock split and the changes in par value from NIS 0.01 to NIS 0.02 effected on February 14, 2025. See also Note 1a for details.

The accompanying notes are an integral part of these consolidated financial statements.

NEXXEN INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Other comprehensive income (loss)	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2022	442	437,476	698	133,759	572,375
Total Comprehensive income (loss) for the year
Profit for the year	-	-	-	22,737	22,737
Other comprehensive loss:
Foreign currency translation	-	-	(6,499)	-	(6,499)

Total comprehensive income (loss) for the year	-	-	(6,499)	22,737	16,238

Transactions with owners, recognized directly in equity
Own shares acquired	(50)	(86,202)	-	-	(86,252)
Share based compensation	-	47,049	-	-	47,049
Exercise of share options	21	2,184	-	-	2,205

Balance as of December 31, 2022	413	400,507	(5,801)	156,496	551,615

Total comprehensive income (loss) for the year
Loss for the year	-	-	-	(21,487)	(21,487)
Other comprehensive income:
Foreign currency translation	-	-	2,126	-	2,126
Foreign currency translation for subsidiary sold	-	-	1,234	-	1,234

Total comprehensive income (loss) for the year	-	-	3,360	(21,487)	(18,127)

Transactions with owners, recognized directly in equity
Own shares acquired	(8)	(9,306)	-	-	(9,314)
Share based compensation	-	19,141	-	-	19,141
Exercise of share options	12	221	-	-	233

Balance as of December 31, 2023	417	410,563	(2,441)	135,009	543,548

The accompanying notes are an integral part of these consolidated financial statements.

NEXXEN INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Other comprehensive income (loss)	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2024	417	410,563	(2,441)	135,009	543,548

Total comprehensive income (loss) for the year
Profit for the year	-	-	-	35,437	35,437
Other comprehensive loss:
Foreign currency translation	-	-	(35)	-	(35)

Total comprehensive income (loss) for the year	-	-	(35)	35,437	35,402

Transactions with owners, recognized directly in equity
Own shares acquired	(49)	(61,690)	-	-	(61,739)
Share based compensation	-	12,510	-	-	12,510
Exercise of share options	9	1,124	-	-	1,133

Balance as of December 31, 2024	377	362,507	(2,476)	170,446	530,854

The accompanying notes are an integral part of these consolidated financial statements.

NEXXEN INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2024	2023	2022
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the year	35,437	(21,487)	22,737
Adjustments for:
Depreciation and amortization	58,676	78,285	42,700
Net financing expense	1,965	1,699	2,147
Loss from disposals of fixed and intangible assets	-	2	542
Loss on leases modification	10	119	56
Loss and revaluation on sale of business unit	16	1,765	-
Remeasurement of net investment in a finance lease	1,488	-	-
Share-based compensation and restricted shares	11,460	19,169	50,505
Tax expense	3,095	2,503	19,688
Change in trade and other receivables	(14,458)	30,603	57,050
Change in trade and other payables	57,671	(43,077)	(100,145)
Change in employee benefits	63	(1)	(179)
Income taxes received	704	352	1,175
Income taxes paid	(5,512)	(8,721)	(14,784)
Interest received	6,595	8,016	2,103
Interest paid	(6,375)	(8,486)	(587)

Net cash provided by operating activities	150,835	60,741	83,008

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	390	1,498	(213)
Payments on finance lease receivable	1,824	1,112	1,306
Repayment of debt investment	95	51	-
Acquisition of fixed assets	(7,742)	(4,495)	(6,433)
Acquisition and capitalization of intangible assets	(15,779)	(15,126)	(8,750)
Proceeds from sale of business unit	-	-	1,180
Investment in shares	-	-	(25,000)
Acquisition of subsidiaries, net of cash acquired	-	-	(195,084)

Net cash used in investing activities	(21,212)	(16,960)	(232,994)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(60,735)	(9,518)	(86,048)
Proceeds from exercise of share options	1,133	233	2,205
Leases repayment	(15,142)	(17,262)	(12,018)
Receipt of long-term debt, net of transaction cost	-	-	98,917
Repayment of long-term debt	(100,000)	-	-

Net cash provided by (used in) financing activities	(174,744)	(26,547)	3,056

Net increase (decrease) in cash and cash equivalents	(45,121)	17,234	(146,930)

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF YEAR	234,308	217,500	367,717
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	(2,119)	(426)	(3,287)

CASH AND CASH EQUIVALENTS AS OF THE END OF YEAR	187,068	234,308	217,500

The accompanying notes are an integral part of these consolidated financial statements.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1:	GENERAL

a.	Reporting entity:

Nexxen International Ltd. (the “Company” or “Nexxen International”), formerly known as Tremor International Ltd., was incorporated in Israel under the laws of the State of Israel on March 20, 2007. The address of the registered office is 82 Yigal Alon Street Tel-Aviv, 6789124, Israel.

Through the end of trading day on February 14, 2025, the Company’s securities were dual listed (i) the Ordinary Shares, par value NIS 0.01 per share (“Ordinary Shares”) of the Company were listed on the AIM Market of the London Stock Exchange and (ii) the American Depositary Shares ("ADSs"), each of which represented two Ordinary Shares of the Company, represented by the American Depositary Receipts ("ADR") were listed on the Nasdaq Capital Market. On December 20, 2024 the shareholders approved a change of the Company’s Nasdaq-listed ADRs for Nasdaq-listed Ordinary Shares and terminated the ADR facility by conducting a Reverse Stock Split (the “Reverse Split”) of the Company’s Ordinary Shares at a two-for-one ratio which allow a one-to-one exchange from ADRs to Ordinary Shares and delisting from the AIM to trade solely on the Nasdaq in the U.S. and the change in par value from NIS 0.01 par value to NIS 0.02 par value. The reverse stock split was completed on February 14, 2025.

All share and per ordinary share amounts included in the consolidated financial statements, including (i) issued and paid-in share capital, (ii) the exercise prices of stock options (iii) fair value per share and stock unit, (iv) the number of stock options, restricted share units and performance stock units underlying the Company’s outstanding equity awards and incentive plans, and (v) the earnings (loss) per share, have been retrospectively adjusted to give effect to the Reverse Split for all periods presented.

Nexxen International is a global Company offering a unified data-driven end-to-end software platform that supports a wide range of media types (e.g., video, display, etc.) and devices (e.g., mobile, Connected TVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers (buyers) are able to purchase high quality advertising inventory from publishers (sellers) in real-time and at scale. Nexxen International’s technology stack is comprised of a Demand Side Platform (“DSP”), Supply-Side Platform (“SSP”), Ad Server, and Data Management Platform (“DMP”) including audience insight and activation platform (“Discovery”), empowering customers on both the buy- and sell-sides of the ecosystem to leverage a full suite of data-driven planning and technology solutions to achieve greater efficiency, effectiveness, and outcomes in their advertising efforts. The Company’s DSP solution is delivered mainly through wholly owned subsidiary Nexxen Inc. and is designed to assist customers in a self-managed or full-service capacity to plan and execute digital marketing campaigns in real-time across various ad formats. The Company’s SSP solution (delivered through Nexxen Group LLC) is designed to monetize digital inventory for publishers by enabling their content to have the necessary code and requirements for programmatic advertising integration, and provides access to significant amounts of data and unique demand to drive more effective inventory management and revenue optimization. The Company’s “DMP” integrates both its DSP and SSP solutions, enabling advertisers and publishers to use data from various sources, including web, social media, Connected TV and linear TV, and mobile devices, to optimize results of their advertising campaigns. Nexxen International Ltd. is headquartered in Israel and maintains offices throughout the U.S., Canada, EMEA and Asia-Pacific.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1:	GENERAL (Cont.)

b.	Material events during the reporting period:

1)
On January 2, 2024, the Company’s name was officially changed to Nexxen International Ltd. and, in connection with the change, its stock ticker on both the NASDAQ and the AIM Market of the London Stock Exchange changed from “TRMR” to “NEXN”.

2)
On February 28, 2024, the Company signed a settlement, release and three-year strategic partnership with Alphonso Inc. (hereinafter: Alphonso) and LG Electronics, Inc. (LG) following prior disputes and litigation. Per the agreement, Nexxen will provide advertisers transacting programmatically through Nexxen’s platform gained access to a portion of LG’s premium CTV inventory. Nexxen is also providing Alphonso the rights to utilize the Company’s Discovery and segmentation tools.

c.	Definitions:

In these financial statements –

The Company	-	Nexxen International Ltd.

The Group	-	Nexxen International Ltd. and its subsidiaries.

Subsidiaries	-
Companies, the financial statements of which are fully consolidated, directly, or indirectly, with the financial statements of the Company such as Nexxen Group LLC, Nexxen Holdings Limited, Nexxen Inc.

Related party	-	As defined by IAS 24, “Related Party Disclosures”.

NOTE 2:	BASIS OF PREPARATION

a.	Statement of compliance:

The consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on March 4, 2025.

NEXXEN INTERNATIONAL LTD.
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

NEXXEN INTERNATIONAL LTD.
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

When share capital recognized as equity is repurchased by the Company, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as a deduction in Share Premium.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

b.	Fixed Assets:

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

The Group has identified its entire operation as a single cash generating unit (CGU). The Company conducts an annual assessment of goodwill impairment on an annual basis, at year end. According to management assessment as of December 31, 2024, no impairment in respect to goodwill has been recorded. See note 7.

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

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

The estimated useful lives for the current and comparative periods are as follows:

Trademark	Fully depreciated, See note 7
Software (developed and acquired)	3 years
Customer relationships	3-6 years
Technology	3-5.25 years

4)	Unfavorable contracts

In the business combinations of Nexxen Inc., the Company recognizes a liability for contracts when their terms are unfavorable compared to market terms, to represent the off-market element at the acquisition date. During 2024, the Company evaluated the terms of the unfavorable contract considering the change in commercial circumstances and market terms. Based on the assessment, the Company re-estimated the useful life to be until the end of 2024. As of December 31, 2024, the liability was fully amortized. As a result, the Company recorded an additional USD 4.9 million depreciation and amortization income in 2024.

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

Fair Value of Common Stock. The fair value of common stock is based on the closing price of the Company's common stock on the grant date.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

e.	Employee benefits:

1)	Post-employment benefits:

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

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

The Group generates revenue from its Programmatic and Performance activities. Programmatic revenue is derived from the end-to-end platform of programmatic advertising, which uses software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace, including licenses for data tools. Performance revenue is derived from non-core activities, consisting mainly of mobile-based activities that help brands reach their users.

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

Cost of revenue

Cost of revenue (exclusive of depreciation and amortization) primarily consists of hosting fees and data costs for both Programmatic and Performance activities, as well as media costs for Performance activities that are directly attributable to revenue generated by the Company and generally based on the revenue share arrangements with audience and content partners. See Note 13.

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

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

Selling and marketing

Selling and marketing expenses consist primarily of compensation and related costs for personnel engaged in customer service, sales, and sales support functions, as well as advertising and promotional expenditures.

General and administrative

General and administrative expenses consist primarily of compensation and related costs for personnel, and include costs related to the Company’s facilities, finance, human resources, legal organizations and fees for professional services. Professional services are principally comprised of external legal, and information technology consulting and outsourcing services that are not directly related to other operational expenses.

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

Financing income and expense mainly comprises foreign currencies gain and losses due to exchange rate differences, interest, and bank fees.

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

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

j.	Leases:

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

The amendments to IAS 1 specify the requirements for classifying liabilities as current or non-current, including the requirement that an entity has to present non-current liabilities with covenants separately in the statement of financial position; the requirement that an entity has to disclose whether and, if so, how it expected to comply with covenants after the reporting date; and the classifications of some situations in which an entity would not have a right to defer settlement of a liability. In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

As a result of applying the Amendment, there was no material effect on the Company’s financial statements.

l.	New standards, amendments to standards and interpretations not yet adopted:

IFRS 18 ‘Presentation and Disclosure in Financial Statements’

In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements, which introduces new concepts relating to: (i) the structure of the statement of profit or loss, (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (management-defined performance measures), and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The standard is effective on or after January 1, 2027. The Company is evaluating the potential impact from the adoption of this standard. The Company does not expect early adoption of this standard.

Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, although early adoption is permitted. The Company is yet to evaluate the impact of the amendment. The Company does not expect early adoption of this standard.

NOTE 4:	INCOME TAX

a.	Details regarding the tax environment of the Israeli companies:

1)	Corporate tax rate

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate of 23% in the years 2024, 2023 and 2022.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4:	INCOME TAX (Cont.)

2)	Benefits under the Law for the Encouragement of Capital Investments (Investment Law)

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

The Company approached the Israeli Tax Authority on December 28, 2023, for the renewal of the tax ruling regarding industrial enterprise and preferred technological enterprise, for the eligibility of the benefits under the Investment Law for the next five years beginning in 2022. The Company is currently in the process of receiving the tax ruling from the Israeli Tax Authority.

b.	Details regarding the tax environment of the non-Israeli companies:

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence as reported in their statutory financial statement prepared under local accounting regulations.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4:	INCOME TAX (Cont.)

c.	Carry forward losses

(1)	Israel

As of December 31, 2024, the net operating loss carryforwards, or NOLs are approximately USD 27.8 million (2023: 20.4 million), and the Capital Loss to carry forward is approximately USD 2.8 million (2023: USD 3 million). The losses carryforward do not expire under Israeli tax laws.

(2)	US

The Group submit a US federal consolidated tax return.

Provisions enacted in the Tax Cuts and Jobs Act in 2017 related to the capitalization for tax purposes of research and experimental expenditures (“R&E”) became effective on January 1, 2022. These new R&E provisions require us to capitalize certain research and experimental expenditures and amortize them on the U.S. tax return over five or fifteen years, depending on where these costs are conducted. The tax expense in the U.S. would increase as a result, unless these provisions are modified through legislative processes in the future. The Company applies the enacted act.

The Group has several U.S. federal NOLs, following previous acquisitions:

1.	Approximately USD 100.8 million, which will expire starting 2038. As of December 31, 2024, the remaining NOLs are approximately USD 51.6 million (2023: USD 56.7 million).

2.	Approximately USD 315 million which can be utilized over the next 51 years. As of December 31, 2024, the remaining NOLs are approximately USD 265.9 million (2023: USD 307.2 million).

As of December 31, 2024 the Capital Loss to carry forward is approximately USD 29.5 million (2023: USD 27.7 million). Capital losses can be carried back for three years, and forward for five years, and can be subject to several restrictions.

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

NEXXEN INTERNATIONAL LTD.
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

(3)	International

As of December 31, 2024, the NOLs are approximately USD 18.7 million (2023: USD 19.2 million).

d.	Composition of income tax benefit:

	Year ended December 31
	2024	2023	2022
	USD thousands

Current tax expense (income)
Current year	7,878	(2,331)	14,378

Deferred tax expense (income)
Creation and reversal of temporary differences	(4,783)	4,834	5,310

Tax expenses	3,095	2,503	19,688

The following are the domestic and foreign components of the Group’s income taxes:

	Year ended December 31
	2024	2023	2022
	USD thousands

Domestic	4,935	(5,352)	5,766
US	(1,214)	8,712	11,578
International	(626)	(857)	2,344

Tax expenses	3,095	2,503	19,688

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4:	INCOME TAX (Cont.)

e.	Reconciliation between the theoretical tax on the pre-tax profit (loss) and the tax expense:

	Year ended December 31
	2024	2023	2022
	USD thousands

Profit (Loss) before taxes on income	38,532	(18,984)	42,425

Primary tax rate of the Company	23%	23%	23%

Tax calculated according to the Company’s primary tax rate	8,862	(4,366)	9,758

Additional tax (tax saving) in respect of:
Non-deductible expenses net of tax exempt income (*)	575	3,329	11,642
Difference between measurement basis of income/expenses for tax purposes and measurement basis of income/expenses for financial reporting purposes	(2,337)	-	(654)
Effect of reduced tax rate on preferred loss (income)	1,394	4,963	(4,625)
Utilization of tax losses from prior years for which deferred taxes were not recognized	-	(90)	(2,539)
Effect on deferred taxes at a rate different from the primary tax rate	(4,745)	892	2,697
Recognition of deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	(4,224)	(4,852)	(1,104)
Recognition in temporary differences for which deferred taxes are not recognized	(1,411)	656	35
Taxes in respect of previous years	2,282	-	-
Foreign tax rate differential	2,699	1,971	4,478

Tax expenses	3,095	2,503	19,688

Effective income tax rate	8%	(13)%	46%

(*)	including non- deductible share-based compensation expenses.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4:	INCOME TAX (Cont.)

f.	Deferred tax assets and liabilities:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	Intangible Assets and R&D expenses	Employees Compensation	Carryforward Losses	Accrued Expenses	Doubtful Debt	Other	Total
	USD thousands
Balance of deferred tax asset (liability) as of January 1, 2023	(11,694)	7,246	15,419	1,693	2,751	1,584	16,999
Discontinuance of Consolidation	168	(57)	-	(532)	(99)	(1)	(521)
Changes recognized in profit or Loss	(524)	(3,837)	411	(960)	643	(597)	(4,864)
Effect of change in tax rate	-	30	-	-	-	-	30
Changes recognized in equity	(79)	(34)	102	6	-	-	(5)
Balance of deferred tax asset (liability) as of December 31, 2023	(12,129)	3,348	15,932	207	3,295	986	11,639
Changes recognized in profit or Loss	1,938	2,166	(588)	76	650	541	4,783
Changes recognized in equity	48	1,021	(125)	(3)	(5)	(3)	933
Balance of deferred tax asset (liability) as of December31, 2024	(10,143)	6,535	15,219	280	3,940	1,524	17,355

As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets.

g.	Uncertain tax positions:

As of December 31, 2024, and 2023, the Company has gross unrecognized tax benefits of approximately USD 6,260 thousand and USD 6,383 thousand , respectively. The Company classifies liabilities for unrecognized tax benefits in current tax.

h.	Tax assessment:

On December 31, 2024, the Company received a tax assessment from the Israeli authorities for the tax years up to and including the year ended December 31, 2022. The impact of the tax assessment on the prior year taxes is reflected in the 2024 current tax expenses. The Company considers tax years until 2022 and 2020 for Israel and the US federal group, respectively as closed for tax assessment.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5:	FIXED ASSETS, NET
	Computers and Servers	Office furniture and equipment	Leasehold improvements	Total
	USD thousands
Cost

Balance as of January 1, 2023	38,631	814	1,106	40,551

Exchange rate differences	(7)	(13)	(23)	(43)
Additions *	3,783	63	779	4,625

Disposals	(482)	(114)	(94)	(690)

Balance as of December 31, 2023	41,925	750	1,768	44,443

Exchange rate differences	(10)	(7)	-	(17)
Additions *	6,113	54	306	6,473
Disposals	(1,009)	(102)	(459)	(1,570)

Balance as of December 31, 2024	47,019	695	1,615	49,329

Accumulated Depreciation

Balance as of January 1, 2023	9,822	343	512	10,677

Exchange rate differences	(9)	(8)	(1)	(18)
Disposals	(482)	(111)	(93)	(686)
Additions	12,314	210	545	13,069

Balance as of December 31, 2023	21,645	434	963	23,042

Exchange rate differences	(3)	(7)	(1)	(11)
Disposals	(1,009)	(102)	(459)	(1,570)
Additions	11,815	117	209	12,141

Balance as of December 31, 2024	32,448	442	712	33,602

Carrying amounts

As of December 31, 2024	14,571	253	903	15,727
As of December 31, 2023	20,280	316	805	21,401

* As of December 31, 2024, USD 739 thousand additions have not been paid (2023: USD 2,030 thousand).

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 6:	LEASES

a.	Leases in which the Group is the lessee:

The Group applies IFRS 16, Leases. The Group has lease agreements with respect to the following items:

-	Offices;
-	Data center.

1)	Information regarding material lease agreements:

a)	The Group leases offices mainly in the United States of America (US), Israel, Canada and UK with contractual original lease periods ends between the years 2025 and 2029 from several lessors.

A lease liability in the amount of USD 20,878 thousand and USD 21,381 thousand as of December 31, 2024, and December 31, 2023, respectively, and right-of-use asset in the amount of USD 13,612 thousand and USD 11,027 thousand as of December 31, 2024, and December 31, 2023, respectively have been recognized in the statement of financial position in respect of leases of offices.

b)
The Group leases data center and related network infrastructure with contractual original lease periods ends between the years 2025 and 2028. The Group did not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

A lease liability in the amount of USD 16,319 thousand and USD 15,680 thousand as of December 31, 2024, and December 31, 2023, respectively, and right-of-use asset in the amount of USD 15,215 thousand and USD 14,888 thousand as of December 31, 2024, and December 31, 2023, respectively have been recognized in the statement of financial position in respect of data centers.

2)	Lease liability:

Maturity analysis of the Group's lease liabilities:

	December 31
	2024	2023
	USD thousands

Less than one year (0-1)	14,340	12,106
One to five years (1-5)	22,857	24,955

Total	37,197	37,061

Current maturities of lease liability	14,340	12,106

Long-term lease liability	22,857	24,955

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 6:	LEASES (Cont.)

3)	Right-of-use assets - Composition:

	Offices	Data center	Total
	USD thousands

Balance as of January 1, 2023	7,753	10,520	18,273

Discontinuance of consolidation	(64)	-	(64)
Depreciation and amortization on right-of-use assets	(4,422)	(10,579)	(15,001)
Additions	7,871	14,969	22,840
Lease modifications	20		20
Disposals	(119)	(22)	(141)
Exchange rate differences	(12)	-	(12)

Balance as of December 31, 2023	11,027	14,888	25,915

Depreciation and amortization on right-of-use assets	(5,417)	(7,026)	(12,443)
Additions	7,257	6,910	14,167
Lease modifications	1,000	789	1,789
Disposals	(259)	(346)	(605)
Exchange rate differences	4	-	4

Balance as of December 31, 2024	13,612	15,215	28,827

4)	Amounts recognized in statement of operation:

	Year ended December 31
	2024	2023	2022
	USD thousands

Loss from measurement of net investment in a finance lease	(1,860)	(1,885)	(587)
Depreciation and amortization of right-of-use assets	(12,443)	(15,001)	(9,226)
Loss recognized in profit or loss	(10)	(119)	(74)

Total	(14,313)	(17,005)	(9,887)

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 6:	LEASES (Cont.)

5)	Amounts recognized in the statement of cash flows:

	Year ended December 31
	2024	2023	2022
	USD thousands

Cash outflow for leases	(17,002)	(19,147)	(12,605)

b.	Leases in which the Group is a lessor:

1)	Information regarding material lease agreements:

The Group subleases offices at the US for periods expiring in 2027.

In May 2024, one of the Company’s subtenants in the U.S. decided not to extend its sublease agreement. As a result, the Company remeasured its net investment in financing lease receivable and recorded a loss of USD 1,488 thousand in other expenses.

2)	Net investment in the lease:

Presented hereunder is the movement in the net investment in the lease:

	Offices
	Year ended December 31
	2024	2023
	USD thousands

Balance as of January 1,	5,985	4,849

Sublease receipts	(1,824)	(1,112)
Additions	-	2,248
Remeasurement of net investment in a finance lease	(1,488)	-

Balance as of December 31,	2,673	5,985

3)	Maturity analysis of net investment in finance leases:

	Year ended December 31
	2024	2023
	USD thousands

Less than one year (0-1)	1,438	1,772
One to five years (1-5)	1,235	4,213

Total net investment in the lease as of December 31,	2,673	5,985

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 6:	LEASES (Cont.)

4)	Amounts recognized in statement of operation:

	Offices
	Year ended December 31
	2024	2023	2022
	USD thousands

Loss from measurement of net investment in a finance subleases	(1,488)	-	-
Financing income on the net investment in the lease	208	221	199

Total	(1,280)	221	199

NOTE 7:	INTANGIBLE ASSETS, NET
	Software	Trademarks	Customer relationships	Technology	Goodwill	Total
	USD thousands
Cost
Balance as of January 1, 2023	32,188	23,189	75,429	133,477	245,740	510,023
Exchange rate differences	25	485	455	272	874	2,111
Additions	15,187	-	-	-	-	15,187
Disposals	(12)	(23,674)	(1,845)	-	(262)	(25,793)

Balance as of December 31, 2023	47,388	-	74,039	133,749	246,352	501,528
Exchange rate differences	(68)	-	(139)	(380)	(526)	(1,113)
Additions	16,218	-	-	-	-	16,218
Disposals	(3,397)	-	-	-	-	(3,397)

Balance as of December 31, 2024	60,141	-	73,900	133,369	245,826	513,236

Amortization
Balance as of January 1, 2023	20,408	12,145	34,205	45,169	-	111,927
Exchange rate differences	15	355	353	157	-	880
Additions	7,172	11,174	12,407	21,499	-	52,252
Disposals	(12)	(23,674)	(1,845)	-	-	(25,531)
Balance as of December 31, 2023	27,583	-	45,120	66,825	-	139,528
Exchange rate differences	(49)	-	(146)	(214)	-	(409)
Additions	10,903	-	11,523	18,320	-	40,746
Disposals	(3,397)	-	-	-	-	(3,397)

Balance as of December 31, 2024	35,040	-	56,497	84,931	-	176,468

Carrying amounts
As of December 31, 2024	25,101	-	17,403	48,438	245,826	336,768
As of December31, 2023	19,805	-	28,919	66,924	246,352	362,000

* As of December 31, 2024, USD 500 thousand additions have not been paid in cash (2023: USD 61 thousand).

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 7:	INTANGIBLE ASSETS, NET (Cont.)

Capitalized development costs

Development costs capitalized in the period amounted to USD 15,366 thousand (2023: USD 14,222 thousand) and were classified under software.

Impairment testing for intangible assets

The Company's qualitative assessment during the years ended December 31, 2024, and December 31, 2023, did not indicate that it is more likely than not that the recoverable amount of its intangible assets, and other long-lived assets is less than their aggregate carrying amount.

As of December 31, 2024, the recoverable amount based on Company’s fair value estimated according to quoted price of the Company’s ordinary shares was higher than the carrying amount, and therefore there was no need for impairment.

As of December 31, 2023, the estimated recoverable amount based on Company’s market value was lower than the carrying amount, and therefore the recoverable amount was estimated based on value in use and was determined by discounting the future cash flows. The estimated value in use was higher than the carrying amount, and therefore there was no need for impairment.

Key assumptions used in the calculation of recoverable amounts are as of December 31, 2023:

Post-tax discount rate Terminal value growth rate EBITDA growth rate	14% (WACC) 3% 26%-42%

The cash flow projections include specific estimates for four years and a terminal value growth rate thereafter.  EBITDA growth rate is expressed as the annual growth rate in the initial five years of the plans used for impairment testing and has been mainly based on past experience and management expectations.

NOTE 8:	TRADE AND OTHER RECEIVABLES
	December 31
	2024	2023
	USD thousands

Trade receivables:
Trade receivables	236,462	219,396
Allowance for expected credit losses	(18,502)	(17,423)

Trade receivables, net	217,960	201,973

Other receivables:
Prepaid expenses	2,936	4,988
Debt investment	67	104
Institutions	773	1,309
Pledged deposits	525	1,569
Other	278	323

	4,579	8,293

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 9:	TRADE AND OTHER PAYABLES
	December 31
	2024	2023
	USD thousands

Trade payables	228,514	183,296

Other payables:

Contract liabilities	11,546	8,366
Wages, salaries and related expenses	21,003	13,319
Provision for vacation	1,934	1,922
Institutions	864	1,603
Interest to pay	77	1,757
Pledged deposits	296	284
Others	2,806	1,847

	38,526	29,098

NOTE 10:	CASH AND CASH EQUIVALENTS
	December 31
	2024	2023
	USD thousands

Cash	87,199	105,997
Bank deposits	99,869	128,311

Cash and cash equivalents	187,068	234,308

As of December 31, 2024 and December 31, 2023, the cash and cash equivalents bear interest in rates up to 4.25%, and 5.5%, respectively.

The Group’s exposure to credit, and currency risks are disclosed in Note 18 on financial instruments.

NOTE 11:	LONG-TERM DEBT

In September 2022, Nexxen Group US Holdings Inc. entered into a USD 90 million senior secured term loan facility (the Term Loan Facility) and a USD 90 million senior secured revolving credit facility (the Revolving Credit Facility and, together with the Term Loan Facility, collectively, the Credit Facilities). The Company used the net proceeds of the Term Loan Facility and USD 10 million of net proceeds of the Revolving Credit Facility. The loan period is 3 years from the date it was obtained.

On April 9, 2024, the Company repaid its outstanding long-term debt, in the total amount of USD  100 million. No early termination penalties were incurred. Following the repayment, a USD 90 million Revolving Credit Facility remains available, with no drawn as of December 31, 2024.

The Company is obligated to pay a commitment fee on the undrawn amounts of the Revolving Credit Facility at an annual rate, determined by the Company’s total net leverage ratio, on a quarterly basis, and agency fees in a fixed amount. The Revolving Credit Facility requires compliance with various financial and non-financial covenants, including affirmative and negative covenants. The financial covenants require that the total net leverage ratio not exceed 3x and the interest coverage ratio not be less than 4x, in each case measured as of the end of each fiscal quarter. As of December 31, 2024, the Company is in compliance with all related covenants.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 11:	LONG-TERM DEBT (Cont.)

Nexxen Group US Holdings Inc.’s obligations under the Revolving Credit Facility is (i) jointly and severally guaranteed by the Company. and certain of the Company’s direct and indirect, existing and future wholly owned restricted subsidiaries, subject to certain exceptions and (ii) secured on a first-lien basis by substantially all of the tangible and intangible assets of Nexxen Group US Holdings Inc. and the guarantors of the Revolving Credit Facility, subject to certain permitted liens and other agreed upon exceptions.

During the year ended December 31, 2024, December 31, 2023 and for a period from September through December 31, 2022 the Company recognized interest expenses in the amounts of USD 2,278 thousand, USD 6,854 thousand and USD 1,505 thousand, respectively. Total interest paid during the year ended December 31, 2024, December 31, 2023, and for a period from September through December 31, 2022, were USD 3,959 thousand, USD 6,601 thousand, and USD 0 thousand, respectively.

NOTE 12:	REVENUES
	Year ended December 31
	2024	2023	2022
	USD thousands

Programmatic	324,466	299,005	274,355
Performance	41,011	32,988	60,895

	365,477	331,993	335,250

For the year ended December 31, 2024, one buyer represents 11.5% of revenue. For the year ended December 31, 2023, no individual buyer accounted for more than 10% of revenue. For the year ended December 31, 2022, one buyer represents 10.7% of revenue.

NOTE 13:	COST OF REVENUE
	Year ended December 31
	2024	2023	2022
	USD thousands

Programmatic	38,942	44,385	35,110
Performance	22,078	17,885	25,635

Cost of Revenue	61,020	62,270	60,745

NOTE 14:	GENERAL AND ADMINISTRATIVE EXPENSES
	Year ended December 31
	2024	2023	2022
	USD thousands

Wages, salaries and related expenses	23,419	21,835	18,933
Share base payments	4,314	12,121	31,878
Rent and office maintenance	1,667	2,432	319
Professional expenses	9,935	7,686	12,233
Doubtful debts	1,516	4,337	(3,167)
Acquisition costs	-	171	6,012
Other expenses	386	2,469	1,797

	41,237	51,051	68,005

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 15:	SHAREHOLDERS’ EQUITY

Reverse Spilt and Change in par value

On December 20, 2024, the shareholders approved a changes of the Company’s Nasdaq-listed ADRs for Nasdaq-listed Ordinary Shares and terminated the ADR facility as well as a reverse stock split and change in the par value of the Ordinary Shares. As such, prior period share amounts have been retroactively adjusted to reflect the two-for-one ratio Reverse Split and the changes in par value from NIS 0.01 to NIS 0.02 effected on February 14, 2025. See also Note 1a for details.

Issued and paid-in share capital

	Ordinary Shares
	2024	2023
	Number of shares

Balance as of January 1	73,081,005	72,238,981
Own shares repurchased by the Group	(9,137,532)	(1,364,798)
Share based compensation	1,619,197	2,206,822

Issued and paid-in share capital as of December 31	65,562,670	73,081,005

Authorized share capital	250,000,000	250,000,000

Rights attached to share

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

Own shares acquisition

On December 18, 2023, the Company has received approval from the Israeli court for its motion to buy back an additional USD 20 million of its ordinary shares, which was completed on April 24, 2024.

On May 7, 2024, the Company launched a USD 50 million Ordinary Share repurchase program. The repurchase program commenced on May 7, 2024, and was completed on November 1, 2024.

On November 19, 2024, the Company launched a USD 50 million Ordinary Share repurchase program. The repurchase program commenced on November 19, 2024, and will continue until the earlier of May 19, 2025, or until it will be completed.

During 2024 and 2023, the Company repurchased 9,137,532 and 1,363,678 ordinary shares in aggregate amount of USD 61.7 and USD 9.3 million, respectively, which were financed by existing cash resources. As of December 31, 2024, USD 1.0 million of the repurchases amount have not been paid yet (2023: nil).

In addition, in July 2023, the Group repurchased 1,120 restricted ordinary shares that did not vest from one of its employees for no consideration.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 16:	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share

The calculation of basic earnings (loss) per share as for the year ending December 31, 2024, 2023 and 2022 was based on the profit (loss) for the year divided by a weighted average number of ordinary shares outstanding, calculated as follows:

Profit (loss) for the year:

	Year ended December 31
	2024	2023	2022
	USD thousands

Profit (loss) for the year	35,437	(21,487)	22,737

Weighted average number of ordinary shares:

	Year ended December 31
	2024	2023	2022
	Shares of NIS 0.02 par value

Weighted average number of ordinary shares used to calculate basic earnings (loss) per share as at December 31	68,989,845	71,794,594	74,968,670

Basic earnings (loss) per share (in USD)	0.51	(0.30)	0.30

Diluted earnings (loss) per share

The calculation of diluted earnings (loss) per share as of December 31, 2024, 2023 and 2022 was based on profit (loss) for the year divided by a weighted average number of shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted):

	Year ended December 31
	2024	2023	2022
	Shares of NIS 0.02 par value

Weighted average number of ordinary shares used to calculate basic earnings per share	68,989,845	71,794,594	74,968,670
Effect of share options on issue	1,098,564	-	1,560,152

Weighted average number of ordinary shares used to calculate diluted earnings per share	70,088,409	71,794,594	76,528,822

Diluted earnings (loss) per share (in USD)	0.51	(0.30)	0.30

At December 31, 2024, 3,088 thousand share options, RSUs and PSUs (in 2023 and 2022: 3,374 thousand and 4,465 thousand, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 17:	SHARE-BASED COMPENSATION ARRANGEMENTS

a.	Share-based compensation plan:

The terms and conditions related to the grants of the share options programs are as follows:

•	All the share options that were granted are non-marketable.
•	Until February 14, 2025, all options are to be settled by physical delivery of ADS. Starting February 18, 2025, all options are to be settled by physical delivery of Ordinary Shares.
•	Awards Vesting conditions are based on a service period of between 0.5-4 years.
•	As of December 31, 2024, 2,985,144 Shares were available for future issuance under the Company’s equity incentive plans.

b.	Stock Options:

The number of share options is as follows:

	Number of options		Weighted average exercise price
	2024	2023	2024	2023
	(Thousands)		(USD)

Outstanding of 1 January	1,852	2,386	15.82	14.62
Forfeited during the year	(211)	(361)	17.93	12.66
Exercised during the year	(273)	(173)	4.15	1.34

Outstanding of December 31	1,368	1,852	17.83	15.82
Exercisable of December 31	1,027	1,043

The total expense recognized in the year ended December 31, 2024, with respect to the options granted to employees, amounted to approximately USD 912 thousand (2023: USD 2,429 thousand).

c.	Restricted Share Units:

During 2024 and 2023, the Group granted 2,454,034 and 176,400 Restricted Share Units (RSUs) to its executive officers and employees, respectively.

The number of restricted share units is as follows:

	Number of RSU’s		Weighted-Average Grant Date Fair Value
	2024	2023	2024	2023
	(Thousands)

Outstanding at 1 January	1,046	2,644	15.20	16.55
Forfeited during the year	(158)	(127)	6.37	12.55
Exercised during the year	(905)	(1,647)	14.65	16.42
Granted during the year	2,454	176	5.37	4.32

Outstanding at December 31	2,437	1,046	6.08	15.20

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 17:	SHARE-BASED COMPENSATION ARRANGEMENTS (Cont.)

The total expense recognized in the year ended December 31, 2024, with respect to the RSUs granted to employees, amounted to approximately USD 8,543 thousand (2023: USD 13,356 thousand).

d.	Performance Stock Units:

During 2024 and 2023, the Group granted 381,447 and 71,850 Performance Stock Units (PSUs) to its executive officers, respectively.

The number of performance stock units is as follows:

	Number of PSU’s		Weighted-Average Grant Date Fair Value
	2024	2023	2024	2023
	(Thousands)

Outstanding at January 1	476	996	16.48	17.87
Forfeited during the year	-	(127)	-	12.66
Exercised during the year	(476)	(465)	16.48	18.64
Granted during the year	381	72	7.69	4.32

Outstanding at December 31	381	476	7.69	16.48

The vesting of the PSUs is subject to continuous employment and compliance with the performance criteria determined by the Company’s Remuneration Committee and the Company’s Board of Directors.

The total expense recognized in the year ended December 31, 2024, with respect to the PSUs granted to employees, amounted to approximately USD 2,005 thousand (2023: USD 3,384 thousand).

e.	Expense recognized in the statement of operation and other comprehensive income is as follows:

	Year ended December 31
	2024	2023	2022
	USD thousands

Selling and marketing	4,216	3,740	10,593
Research and development	2,930	3,308	8,034
General and administrative	4,314	12,121	31,878

	11,460	19,169	50,505

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 18:	FINANCIAL INSTRUMENTS

a.	Overview:

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

In order to manage these risks and as described hereunder, the Group executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	December 31
	2024	2023
	USD thousands

Derivatives presented under current assets
Forward exchange contracts used for hedging	40	123

Derivatives presented under current liability
Forward exchange contracts used for hedging	-	-

Total	40	123

b.	Risk management framework:

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

The Group’s credit risk arises from the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The carrying amount of financial assets represents the maximum credit exposure.

The maximum exposure to credit risk at the reporting date was as follows:

	December 31
	2024	2023
	USD thousands

Cash and cash equivalents	187,068	234,308
Trade receivables, net (a)	217,960	201,973
Other receivables	870	1,996
Long term deposit	738	525

	406,636	438,802

(a)
At December 31, 2024, the Group included provision for doubtful debts in the amount of USD 18,502 thousand (December 31, 2023: USD 17,423 thousand) in respect of collective impairment provision and specific debtors that their collectability is in doubt.

As of December 31, 2024, three buyers accounted for 19.1%, 12.1% and 11.2% of trade receivables. As of December 31, 2023, two buyers accounted for 16.2% and 16.5% of trade receivables.

	Allowance for Doubtful debts
	2024	2023
	USD thousands

Balance at January 1	17,423	10,138
Allowance for doubtful debts expenses	1,678	7,622
Discontinuance of consolidation	-	(275)
Write-off	(358)	(22)
Exchange rate difference	(241)	(40)

Balance at December 31	18,502	17,423

d.	Liquidity risk:

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

As of December 31, 2024, and December 31, 2023, the Group’s contractual obligation of financial liability is in respect of leases, trade, and other payables in the amount of USD thousand and USD 272,289 thousand and USD 332,782 thousand, respectively.

The contractual maturity of the financial liability that is less than one year is in the amount of USD 249,432 thousand and USD 201,955 thousand for December 31, 2024, and December 31, 2023, respectively.

NEXXEN INTERNATIONAL LTD.
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

At December 31, 2024, USD 6,911 thousand are held in AUD, USD 4,345 thousand are held in CAD, USD 2,864 thousand are held in NIS, USD 2,795 thousand are held in SGD, USD 1,938 thousand are held in GBP, USD 642 thousand are held in EUR, USD 373 thousand are held in JPY, USD 729 thousand are held in other currencies and the remainder held in USD.

As of December 31, 2024, and December 31, 2023 no individual vendor accounted for more than 10% of trade payables.

Currency risk

The Group is not exposed to currency risk on sales and purchases that are denominated in a currency other than the respective functional currency of the Group, the USD. The principal currencies in which these transactions are denominated are GBP, NIS, EURO, CAD, SGD, MYR, AUD and JPY.  As of December 31, 2024, 11% the cash and cash equivalents balance is held in currencies other than the functional currency of the Group.

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

f.	Sensitivity analysis:

Exchange rates:

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

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 18:	FINANCIAL INSTRUMENTS (Cont.)

	2024		2023
GBP/USD	+10%	-10%	+10%	-10%
	USD thousands

Profit / (Loss)	36	(36)	(1,832)	1,832
Increase / (Decrease) in Shareholders’ Equity	104	(104)	(9)	9

	2024		2023
NIS/USD	+10%	-10%	+10%	-10%
	USD thousands

Profit / (Loss)	454	(454)	353	(353)
Increase / (Decrease) in Shareholders’ Equity	455	(455)	384	(384)

	2024		2023
SGD/USD	+10%	-10%	+10%	-10%
	USD thousands

Profit / (Loss)	(2,108)	2,108	(2,348)	2,348
Increase / (Decrease) in Shareholders’ Equity	(3)	3	(6)	6

Interest:

The Group has a cash flow benefit due to its variable interest rate on cash and cash equivalents. A 5% increase in the interest rate would result in an income and an increase in shareholders' equity of USD 5.2 million.

On December 31, 2023, the Group had a cash flow risk due to its variable-rate debt instruments. A 5% increase in the interest rate would have resulted in a loss and a decrease in shareholders' equity of USD 3.7 million. However, it would have been offset by a gain and shareholders' increase of USD 2.8 million due to available cash and cash equivalents. As a result, there would be a net effect of USD 0.9 million. In September 2024, the Company repaid its outstanding loan balance (for additional information, refer to Note 11). As a result, the Company did not identify an interest rate risk on December 31, 2024.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 18:	FINANCIAL INSTRUMENTS (Cont.)

g.	Level 3 financial instruments carried at fair value

On August 18, 2022, the Company completed a USD 25 million investment in VIDAA, a smart TV operating system, streaming platform, and subsidiary of Hisense. Through its investment, the Company received a 2.5% equity stake in VIDAA, a multi-year extension to exclusively share of VIDAA’s global ACR data for targeting and measurement across the Company’s platform, and ad monetization exclusivity on VIDAA media in the U.S., U.K., Canada, and Australia

The investment in shares is a financial asset measured at fair value through profit or loss under level 3.

	December 31, 2024	December 31, 2023
	Level 3	Level 3
	USD thousands	USD thousands
Financial assets measured at fair value through profit or loss:
Investment in shares	25,000	25,000

Valuation processes used by the Company

The fair value of non-marketable shares is determined by external valuer on an annual basis.

The principal unobservable inputs are as follows:

•	The estimated royalties from App share and remote-control button which is based on the expected increase in market share.
•	The average operating profit margin which is based on the stage of research and development.
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

The fair value of the long term debt as of December 31, 2023 is estimated by discounting future principal and interest cash flows by the market interest rate of 7.064% on the date of measurement which is USD 97,291 thousand.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 19:	RELATED PARTIES

Compensation and benefits to key management personnel
Executive officers also participate in the Company’s share option programs. For further information see Note 17 regarding share-based compensation.

Compensation and benefits to key management personnel (including directors) that are employed by the Company and its subsidiaries:

	Year ended December 31
	2024	2023	2022
	USD thousands

Share-based compensation	3,648	11,527	30,914
Other compensation and benefits	6,357	3,988	4,433

Total	10,005	15,515	35,347

NOTE 20:	SUBSIDIARIES

Details in respect of subsidiaries:
Presented hereunder is a list of the Group’s subsidiaries:

	Principal	The Group’s ownership interest
	location of	in the subsidiary for the
	the	year ended
	Company’s	December 31
Name of company	activity	2024	2023
Taptica Inc	USA	100%	100%
Tremor Video Inc	USA	**	100%
Taptica UK	UK	100%	100%
YuMe Inc*	USA	100%	100%
Perk.com Canada Inc	Canada	100%	100%
R1Demand LLC*	USA	100%	100%
Nexxen Group LLC	USA	100%	100%
Nexxen Group US Holdings Inc. *	USA	100%	100%
Nexxen Holdings Ltd *	UK	100%	100%
Nexxen Group Ltd	UK	100%	100%
Nexxen Media Pte Ltd (f/k/a Unruly Media Pte Ltd)*	Singapore	100%	100%
Nexxen Pty Ltd	Australia	100%	100%
Nexxen Media Japan K.K. (f/k/a Unruly Media K.K,)	Japan	100%	100%
Nexxen Video Distribution Sdn Bhd (f/k/a Unmedia Video Distribution Sdn Bhd)	Malaysia	100%	100%
Nexxen CTRL GmbH (f/k/a SpearAd GmbH)	Germany	100%	100%
Nexxen Inc.	USA	100%	100%
Amobee International Inc	USA	100%	100%
Amobee Ltd	Israel	100%	100%
Amobee EMEA Limited	UK	**	100%
Amobee Asia Pte Ltd	Singapore	**	100%
Amobee ANZ Pty Ltd	Australia	**	100%

*	Under these companies, there are fifteen (15) wholly owned subsidiaries that are inactive, liquidated or in liquidation process.

**	The subsidiaries are in liquidation process or merged into other fully owned subsidiaries of the Company.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 21:	OPERATING SEGMENTS

The Group has a single reportable segment as a provider of marketing services.

Geographical information

a.	Revenue

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of consumers.

	Year ended December 31
	2024	2023	2022
	USD thousands

America	338,923	311,780	303,106
APAC	11,442	6,537	20,031
EMEA	15,112	13,676	12,113

Total	365,477	331,993	335,250

b.	Non-Current Assets

In presenting information based on geographical segments, non-current assets segments are based on the geographical location of the non-current assets*.

	Year ended December 31
	2024	2023
	USD thousands

America	74,409	97,251
Israel	305,010	310,729
APAC	1,170	2,172
EMEA	3,406	5,149

Total	383,995	415,301

*
Other than Deferred tax assets, Investment in shares and Other long-term assets. Intangible assets, net, which are non-related to a specific geographic area, in the total amount of USD 246 million, are presented as part of the parent company, which is located in Israel.

NOTE 22:	SUBSEQUENT EVENTS

a.	Regarding the termination of the ADR facility, reverse split and change in par value of the Company’s Ordinary Shares executed on February 14, 2025, refer to Note 1 a.

b.
In January 2025, the Compensation Committee and the Board of Directors approved a special 2025 and 2026 cash retention bonus of up to USD 2.2 million per year for the Company’s executive leadership team (ELT) members.

c.
On March 4, 2025, the board of directors authorized an additional share repurchase program authorizing the repurchase of up to USD 50.0 million of Shares. Subject to the lack of objections by material creditors in compliance with applicable Israeli law, the new repurchase plan will commence upon completion of the ongoing existing repurchase plan.