Form 20-F
period 2025-12-31
Nexxen International Ltd.
filed 2026-03-04
CIK 1849396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 56,284,083 ordinary shares, par value NIS 0.02 per share (excluding Treasury Shares) as of December 31, 2025.

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

Yes ☐ No ☒

NEXXEN INTERNATIONAL LTD.
Form 20-F
For the Fiscal Year Ended December 31, 2025
TABLE OF CONTENTS

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

This Annual Report includes the audited consolidated financial statements of the Company as of  the years ended December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024, and 2023, prepared in accordance with IFRS.

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

•
Adjusted EBITDA is defined as total comprehensive income (loss) for the year adjusted for foreign currency translation differences for foreign operations, financing expenses (income), net, tax expenses, depreciation and amortization, stock-based compensation, restructuring, acquisition-related costs, delisting related one-time costs and other expenses, net.

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

TRADEMARKS

We or our licensors have proprietary rights to trademarks, copyrights, trade names or service marks used in this Annual Report that are important to our business, many of which are registered under the applicable intellectual property laws. Solely for convenience, the trademarks, trade names and service marks referred to in this Annual Report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. This Annual Report also contains trademarks, copyrights, tradenames and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, copyrights, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, copyright, trade name, or service mark of any other company appearing in this Annual Report is the property of its respective holder.

MARKET INFORMATION

Unless otherwise indicated, information in this Annual Report concerning economic conditions, our industry, our markets, and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

This Annual Report contains certain estimates and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, the provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act of 1934 (the “Exchange Act”). Forward-looking statements include financial projections, statements of plans and objectives for future operations, statements of future economic performance, and statements of assumptions relating thereto, including, but not limited to statements regarding: market opportunity; forecasts; market growth and growth strategy; capital deployment strategy; demand; dependence on third parties such as advertisers, publishers and third-party data providers; our technology investment decisions; industry conditions; changes in technology and regulation and the impact thereof, including with respect to AI; plans with respect to our intellectual property rights; our competition; global and local economic and geopolitical forces and unrest, including the war involving the United States, Israel and Iran, the war and hostilities involving Israel, Hamas, Hezbollah, and Yemen and the Ukraine/Russia war; seasonality; dependence on our sales and support team; our positioning and strategy; digital advertising trends overall; our solutions and platform; customers; our dividend policy and our buyback program; the Trading Structure Changes we implemented, our commercial partnerships, our equity investments, working capital and the sufficiency thereof; financial metrics such as revenue, costs and expenses, including capital expenditures; legal proceedings and tax. Forward-looking statements may appear throughout this report, including without limitation, in Item 3. “Key Information 3.D. Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects 5.A. Operating Results.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other risks, assumptions and factors that could cause our actual results or conditions to differ materially from our forward-looking statements include, among others, the items in the following list, which also summarizes some of our most principal risks:

•
our success and revenue growth depend on adding new advertisers and publishers, effectively educating and training our existing advertisers and publishers on how to make full use of our platform and increasing usage of our platform by advertisers and publishers;

•	our business depends on our access to advertising spend from a limited number of DSPs, agencies and advertisers, which may be reduced or terminated at any time;

•	our business depends on our ability to maintain and expand access to valuable inventory from publishers, including our largest publishers;

•
if we may fail to make the right investment decisions in our platform, or if we fail to innovate and develop new solutions that are adopted by advertisers and publishers, we may not attract and retain advertisers and publishers, which could have an adverse effect on our business, results of operations and financial condition;

•	significant parts of our business depend on relationships with data providers for data sets used to deliver targeted campaigns;

•	our business depends on access to data, and limitation on its collection, use or disclosure could materially harm our business;

•	restrictions on “cookies,” mobile device IDs, CTV tracking, or other technologies could reduce the effectiveness of our platform and materially harm our business;

•	if we fail to meet content, inventory, and brand safety standards or maintain the trust of our advertisers and publishers, our reputation and business could be harmed;

•	our success depends on our ability to grow rapidly and manage that growth effectively; failure to do so could harm our business and reduce shareholder value;

•	industry consolidation and increased competition could harm our business;

•
the market for programmatic buying for advertising campaigns is evolving and, if this market develops slower or differently than we expect, our business, operating results and financial condition could be adversely affected;

•	failure to maintain platform integrity, prevent fraud or adapt to changing consumer behavior could harm our business, reputation and operating results;

•	our ability to scale our platform infrastructure to support anticipated growth and transaction volume;

•	disruptions to service from our third-party data center hosting facilities and cloud computing and hosting providers could impair the delivery of our services and harm our business;

•	potential liability and harm to our business based on the human factor of inputting information into our platform;

•
cybersecurity risks, including impersonation and fraud schemes that exploit out brand, and any significant failure or breach of our systems, or those of our third-party vendors, could harm our business;

•	any failure to protect our intellectual property rights;

•	reliance on non-proprietary technology, software, products, and services;

•	the overall demand for advertising and reductions in marketing spend;

•	the macroeconomic conditions including potential headwinds related to inflation, high interest rates, evolving U.S. and global trade dynamics (including tariffs) and global supply chain constraints;

•	the risks related to the use and development of Generative Artificial Intelligence (“AI”);

•	any decreases in the use of the advertising or publishing channels that we primarily depend on, or failure to expand into emerging channels;

•	if CTV advertising develops in ways that limit the delivery of ads to viewers, our business, results of operating and financial conditions could be adversely affected;

•	the competitive nature of the market in which we participate;

•	seasonal fluctuations or market changes in advertising activity;

•	the effective growth and training of our sales and support teams;

•	the war and hostilities between the United States, Israel and Iran, and between Israel and Hamas, Hezbollah, and Yemen, and other risks relating to our employees or our location in Israel;

•	payment-related risks, including our ability to collect payments from advertisers;

•	we are a party to a credit agreement which contains a number of covenants that may restrict our current and future operations and could adversely affect our ability to execute business needs;

•	legal and regulatory constraints;

•	risks relating to legal or regulatory issues; and

•	other risks associated with our financial profile and our Ordinary Shares.

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

We may not be successful at educating and training advertisers and publishers, especially new ones, on how to use our platform for them to most benefit from our technology and increase their usage. If these efforts are unsuccessful or advertisers or publishers decide not to maintain or increase their usage of our platform for any other reason, or if we fail to attract new advertisers or publishers, our revenue could fail to grow or may decline, which could materially and adversely harm our business, operating results and financial condition.

Our business depends on access to advertising spend from a limited number of DSPs, agencies, and advertisers, which may be reduced or terminated at any time.

Our business depends on our ability to maintain and expand our access to advertising spend from advertisers that purchase advertising inventory through demand-side platforms (“DSPs”), as well as from agencies and direct advertisers that execute their purchases through DSPs, in order to buy impressions from our publishers. A limited number of large advertising customers may account for a significant portion of our revenue. For the year ended December 31, 2025, two buyers represent 12.1% and 11.3% of revenue. For the year ended December 31, 2024, one buyer represents 11.5% of revenue. For the year ended December 31, 2023, no individual buyer accounted for more than 10% of revenue. As of December 31, 2025, two buyers accounted for 22.6% and 10.7% of trade receivables. As of  December 31, 2024, three buyers accounted for 19.1%, 12.1% and 11.2% of trade receivables. As of December 31, 2025, and December 31, 2024 no individual vendor accounted for more than 10% of trade payables.

Our master service agreements with most DSPs and other customers automatically renew for successive one-year terms but generally allow either party to terminate the agreement for convenience with 30-days' prior written notice. We expect to continue to rely on a limited number of  DSPs and advertising customers for a large percentage of impressions purchased on our platform for the foreseeable future. Any disruptions in our relationships with DSPs, agencies, or advertisers could harm our business, results of operations and financial condition.

To support our future growth, we must increase the levels of use of our platform by existing DSPs, agencies, and advertisers.

However, we generally do not have minimum spending commitments from advertisers, agencies, or DSPs, meaning the level of demand available on our platform can change at any time. As a result, we cannot guarantee that we will have consistent access to a stable volume or quality of advertising spend. If an advertiser or DSP that represents a significant portion of the demand in our platform materially reduces its use of our services, our revenue and profitability could decline immediately and significantly, which could materially and adversely affect our business, results of operations and financial condition.

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

In general, our relationships with publishers do not contain minimum commitments. The amount, quality and cost of inventory available on our platform can change at any time, and we cannot ensure that we will have access to a consistent volume or quality of inventory at a reasonable cost, or at all. Any disruptions in our relationships with publishers or our largest channel partners could adversely affect our business, results of operations and financial condition. If we cannot retain or add individual publishers with valuable inventory, or if such publishers decide not to make their valuable inventory available on our platform, then advertisers may be less inclined to use our platform, which could adversely affect our business, results of operations and financial condition.

If we fail to make the right investment decisions in our platform, or if we fail to innovate and develop new solutions that are adopted by advertisers and publishers, we may not attract and retain advertisers and publishers, which could have an adverse effect on our business, results of operations and financial condition.

We face intense competition in the marketplace and are confronted by rapidly changing technology, evolving industry standards, consumer preferences, regulatory changes and the frequent introduction of new solutions by our competitors to which we must adapt and address. We need to continuously update our platform and the technology in which we invest and develop, including our machine learning, generative artificial intelligence and other proprietary algorithms, to attract publishers and advertisers and stay ahead of changes in technology, evolving industry standards and regulatory requirements. Our platform is complex and new solutions can require a significant investment of time and resources to develop, test, introduce, enhance, and maintain. These activities can take longer than we expect and we may not make the right decisions regarding our pursuit of these investments. New formats and channels, such as mobile header bidding and CTV, present unique challenges and our success in new formats and channels depends upon our ability to integrate them with our platform. If our mobile and video solutions, or our CTV solutions, are not widely adopted by advertisers and publishers, we may not retain advertisers and publishers. In addition, new demands from advertisers or publishers, superior offerings by competitors, changes in technology, or new industry standards or regulatory requirements could render our platform or our existing solutions less effective and require us to make unanticipated changes to our platform or business model. Furthermore, our focus on our end-to-end platform may decrease our responsiveness and agility to respond to changes or innovations specific to either our DSP or SSP solutions. Our failure to adapt to a rapidly changing market, anticipate changing demand, or attract and retain advertisers or publishers would cause our revenue or revenue growth rate to decline and adversely affect our business, results of operations and financial condition.

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

Our business depends on access to data, and limitations on its collection, use, or disclosure could materially harm our business.

As part of our platform, we process large volumes of data about advertising transactions, such as consumer, advertiser, and publisher preferences, ad placement, size and format, pricing, bid response, and auction outcomes. We also collect automatic content recognition (“ACR”) data that, while not identifying the individual, includes device characteristics, online browsing behavior, exposure to and interaction with advertisements, and inferential data about purchase intentions and preferences. This data is collected through  our systems, pixels on publisher websites, software development kits in mobile apps and smart TVs, cookies, and other tracking technologies. Publishers, advertisers, and third-party data providers may also supply proprietary data to us.

We aggregate and analyze this data to enhance our services, improve ad pricing, placement, and delivery, and provide real-time analytics to our publishers and advertisers. Our ability to collect, use, and share this data is critical to effectiveness and value of our solutions.

However, there are technical, operational, and regulatory challenges that could limit our ability to collect or use this data. Browser and operating system changes, such as restrictions on cookies or mobile and CTV tracking, consumer opt-out tools, and publisher-imposed limits may reduce the amount or quality of data we can collect. Regulatory frameworks, including the European Union’s General Data Protection Regulation (“GDPR”), the California Consumer Privacy Act and California Privacy Rights Act (“CCPA/CPRA”), and other privacy laws globally, may impose restrictions on data collection, storage, aggregation, or use. Regulatory investigations, enforcement actions, and evolving standards in the advertising technology (“AdTech”) industry may require us to modify how we collect or use data or incur substantial costs to comply. For example, privacy frameworks such as the Interactive Advertising Bureau’s Transparency and Consent Framework (“TCF”) have been subject to scrutiny by European regulators, and the rules governing user consent for behavioral advertising continue to evolve. The application of similar consent standards to mobile and CTV ecosystems remains uncertain, and limited adoption of standardized consent mechanisms could reduce the data we can access and use in these channels.

Additionally, publishers and advertisers may place restrictions on the data we collect or use, either due to legal requirements or business considerations. Existing or new partners could limit our access to their data or determine that they cannot provide data in compliance with applicable privacy laws.

Any restrictions, limitations, or changes in technology, consumer behavior, publisher permissions, or regulations that reduce the availability or usefulness of data could impair our ability to deliver effective advertising solutions. This could materially and adversely affect our business, results of operations, and financial condition.

Restrictions on cookies, mobile device IDs, CTV tracking, or other technologies could reduce the effectiveness of our platform and materially harm our business.

Our platform relies on tracking technologies, including  cookies,  mobile device identifiers,  CTV data collection, and other methods, to collect data that enables advertisers to make more informed decisions about bidding, pricing, and placement of advertising. These technologies do not identify consumers directly but provide information such as when a consumer views or clicks on an advertisement, uses a mobile app, or interacts with content on a smart TV, as well as device characteristics, location, and browser information. Publishers, advertisers, and data partners may also provide us with proprietary data or allow the use of their tracking technologies.

Recent and ongoing changes in technology, privacy regulations, and consumer behavior may limit our ability to use these tracking technologies effectively. For example:

•	Web browsers and operating systems, such as Safari, iOS, and Chrome, are restricting the use of third-party cookies and mobile device identifiers.

•	CTV and over-the-top platforms are increasingly limiting access to device-level identifiers and tracking mechanisms, and industry standards for consent and data use are still evolving.

•
Privacy laws and regulations, including GDPR in the European Union, CCPA/CPRA in California, and other U.S. state and global privacy frameworks, require user consent, impose opt-out rights, and may limit the use or sharing of tracking data.

If these tracking technologies are restricted, and widely adopted alternatives are not available, our platform could lose insight into consumer activity, making advertising less precise and reducing the value of advertising placements. This could adversely affect our reporting capabilities, the effectiveness of advertising campaigns, and our revenue.

We may attempt to develop or adopt alternative methods, such as first-party data collection, probabilistic modeling, or contextual advertising, but these solutions may be time-consuming, costly, less effective, or subject to additional regulatory requirements. Any limitations on the use of cookies, mobile device IDs, CTV tracking, or other tracking technologies could materially and adversely affect our business, results of operations, and financial condition.

If we fail to meet content, inventory, and brand safety standards or maintain the trust of advertisers and publishers, our reputation and business could be harmed.

We generally do not create or control the content of advertisements or the content of the digital media inventory made available through our platform. Advertisers are responsible for the advertising content they provide, and publishers are responsible for the content of the inventory they offer. Both advertisers and publishers are highly sensitive to brand safety, content integrity and regulatory compliance associated with content they consider inappropriate, competitive, inconsistent with their brands, or illegal.

As a result, our reputation and the value of our platform depend, in part, on our ability to provide services that our advertisers and publishers trust and to comply with contractual content and inventory standards. We use third party tools and other processes to review and monitor the inventory provided by publishers to ensure compliance with our standards. However, these tools, have inherent limitations and may not always identify or prevent inventory placements that advertisers or publishers later determine to be unacceptable.

We seek to contractually prohibit misuse of our platform by agencies (and their advertiser customers) and by publishers, but we may not always be successful in achieving comprehensive protection or enforcing compliance. Despite these efforts, advertisers may inadvertently purchase inventory that they consider unsuitable for their cases, we may not be able unable to collect revenue from advertisers or recover amounts already paid to publishers, which could adversely affect our results of operations.

In addition, standards regarding what advertisers or publishers consider offensive, objectionable or inappropriate are constantly evolving and may vary across geographies, industries and individual customers. Our contractual arrangements and technical controls may not fully anticipate or reflect these changing expectations. Advertisers may also intentionally run campaigns that do not comply with publisher standards, attempt to use targeting practices that are illegal, unethical, or noncompliant, or seek to place advertising in jurisdictions where such advertising is restricted or where the regulatory environment is uncertain. If this occurs, publishers may limit or withdraw inventory from our platform, which could reduce available supply, damage our reputation, and adversely affect our business, operating results and financial condition.

Our success depends on our ability to grow rapidly and manage that growth effectively; failure to do so could harm our business and reduce shareholder value.

The advertising technology market is highly dynamic and competitive, and our long-term success depends on continued adoption of programmatic advertising and our ability to develop and deploy innovative technologies and solutions that address the evolving needs of advertisers and digital media property owners. To compete effectively with larger, better-capitalized competitors, we believe we must grow our business and achieve greater scale and market reach. Our ability to achieve this growth depends in significant part on the quality of our strategic vision, planning, and execution. The advertising market is evolving rapidly, and strategic decisions regarding product development, technology investments, market positioning, partnerships and acquisitions involve significant risks. If we make incorrect or untimely strategic decisions, we could lose our competitive position, customer confidence or market share, and we may not be able to recover and achieve our objectives. Sustained growth also requires access to capital and our ability to deploy capital efficiently. We must continue to invest in hiring and retaining skilled personnel, expanding and maintaining the infrastructure required to operate our platform, acquiring or integrating complementary businesses or technologies, and developing scalable sales, marketing, finance, administrative and management functions. Rapid growth, or efforts to grow, may place significant strain on our operational, financial and managerial resources and may expose weaknesses in our systems, processes and controls. If we are not able to grow at the pace we anticipate, manage growth effectively, or continue to innovate in response to market changes, the value of our business could decline and our business, results of operations and financial condition could be adversely affected.

Industry consolidation and increased competition could harm our business.

The advertising technology market is highly competitive and is undergoing significant consolidation. Larger competitors are increasingly acquiring smaller companies, expanding their product offerings, and integrating services across the value chain. The consolidation has increased, and may further increase, pricing pressure on us, as larger competitors are able to offer bundled solutions, leverage their scale, and negotiate more favorable terms with advertisers and publishers than we can.

 Consolidation may also strengthen relationships between large advertisers, publishers, and dominant advertising technology platforms, making it more difficult for us to retain existing customers or attract new ones. As competitors grow in scale, they may gain greater control over critical data, advanced AI-driven targeting capabilities, or proprietary ad-serving technologies, which could place us at a competitive disadvantage.

In addition, increased competition from large, integrated players may create barriers to entry or expansion. These competitors may have greater financial resources, broader customer bases, and more comprehensive product offerings, which could limit our ability to enter new markets, invest in product innovation, or expand our services. If we are unable to compete effectively in this increasingly consolidated market, our revenues, growth prospects, and profitability could be materially adversely affected.

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

Failure to maintain platform integrity, prevent fraud or adapt to changing consumer behavior could harm our business, reputation, and operating results.

Our business depends on the trust of advertisers, publishers, and consumers, as well as the effective operation of our platform. If we fail to maintain platform integrity, prevent fraud or respond effectively to changes in consumer behavior and technology, our business, results of operations and financial condition could be adversely affected.

We may be subject to fraudulent, deceptive or malicious activities by individuals or organizations seeking to misuse our platform, including attempts to inflate or divert advertising spend, generate fraudulent impressions or clicks, distribute malware, or compromise the systems or devices of publishers or consumers. We use proprietary technology, third-party tools and industry collaboration to detect and mitigate click fraud, malware and other malicious activity, but these measures are not foolproof. Preventing fraud is an industry-wide challenge that requires constant vigilance, and we cannot guarantee that we will be successful in all cases. Any failure to detect or prevent such activity could damage our reputation, reduce advertiser or publisher confidence, result in the loss of business, or expose us to legal claims or liability.

Our advertisers and publishers expect advertisements and inventory served through our platform to meet evolving standards related to brand safety, content appropriateness, legality, and quality. Although we use third-party tools and contractual provisions designed to enforce content and inventory standards, these tools have limitations, and we do not independently verify all advertising or publisher content. If advertisers inadvertently purchase inventory, they consider unacceptable, or if publishers believe advertising served through our platform violates their standards or applicable laws, they may reduce or terminate their use of our services, and we may be unable to collect revenue or recoup payments made to publishers.

In addition, consumers increasingly use technologies that limit the collection and use of data or the delivery of digital advertising, including cookie blocking or deletion, browser and operating system privacy controls, opt-out mechanisms, subscription-based ad-free services and ad-blocking software. Major browsers, mobile operating systems, and platforms continue to restrict third-party tracking and access to device identifiers, which may reduce the effectiveness of interest-based advertising. Because our platform relies in part on third-party data, these developments could disproportionately impact our ability to deliver targeted advertising compared to competitors with large first-party data assets. If the use of ad-blocking, opt-out or privacy-enhancing technologies continues to grow, the value and effectiveness of digital advertising could decline, adversely affecting demand for our platform.

We take steps to mitigate these risks by monitoring our platform for fraud and malware, working with advertisers and publishers to uphold content and inventory standards, and adapting our technology and practices in response to evolving privacy, regulatory and consumer expectations. However, these efforts may not fully prevent the risks described above, and any failure to maintain trust in our platform could materially harm our business, operating results, and financial condition.

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

We, or our customers, set up campaigns on our platform using a number of available variables. While our platform includes several checks and balances, it is possible for human error to result in significant over-spending. We offer a number of protections such as daily or overall spending caps, but despite these protections, the ability for overspend exists. For example, campaigns which last for a period of time can be set to pace evenly or as quickly as possible. If a customer with a high credit limit enters an incorrect daily cap with a campaign set to a rapid pace, it is possible for a campaign to accidently go significantly over budget. While our customer contracts state that customers are responsible for media purchased through our platform, we are ultimately responsible for paying the inventory providers and we may be unable to collect when such issues occur.

We are subject to cybersecurity risks, including impersonation and fraud schemes that exploit our brand, and any significant failure or breach of our systems, or those of our third party vendors, could harm our business.

Our business depends on the secure and reliable operation of our information technology systems and those of our third-party vendors and service providers. We face ongoing cybersecurity risks, including unauthorized access, service disruptions, malware, ransomware, phishing, social engineering, and other cyber-enabled fraud.

We have also addressed incidents involving typo-squatting and brand impersonation, in which third parties used domains or digital assets similar to our name or branding. In certain instances, fraudsters misused our brand and logo in connection with “optimizer” scams intended to falsely represent that individuals were being recruited to work for us, when they were not interacting with the Company or any authorized representative. These activities did not involve unauthorized access to our core platform or customer systems, but could harm our reputation and require ongoing monitoring and enforcement efforts.

In July 2024, we experienced a cybersecurity incident in which unauthorized individuals gained access to certain systems. While we detected and contained the incident promptly, we cannot guarantee that similar incidents will not occur in the future, or that any new incidents would not have a more severe impact. Although the investigation confirmed that no customer data or financial information was compromised, we recognize the possibility that although not material, at the time, IT systems information may have been exposed. As of the date of this filing, we estimate the direct costs of responding to and remediating the cybersecurity incident to be minimal.

Cybersecurity incidents put us at risk for interruptions, outages and breaches of: operational systems, including business, financial, accounting, product development, data processing, and production processes, owned by us or our third-party vendors or suppliers; facility security systems, owned by us or our third-party vendors or suppliers; in-product technology owned by us or our third-party vendors or suppliers; the integrated software in our solutions; or personal data that we process or our third-party vendors or suppliers process on our behalf. Such cyber incidents could materially disrupt operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, drivers or others; jeopardize the security of our facilities; or affect the performance of in-product technology and the integrated software solutions. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. Although we maintain information technology measures designed to protect us against intellectual property theft, data breaches and other cyber incidents, such measures require constant updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or produce, sell, deliver and service our solutions, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that the systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal controls over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated, and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

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

We regard the protection of our intellectual property, which includes trade secrets, copyrights, trademarks and domain names, as critical to our success. We rely on a combination of patent, trademark, copyright, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies, and own more than 50 patents. We generally enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our intellectual property. Those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach. These contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our intellectual property or deter independent development of similar intellectual property by others. Breaches of the security of our solutions, databases or other resources could expose us to a risk of loss or unauthorized disclosure of information collected, stored or transmitted for, or on behalf of, advertisers or publishers, or of cookies, data stored in cookies, other user information or other proprietary or confidential information.

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

Risks Relating to the Market in Which We Operate

Reliance on non-proprietary technology, software, products, and services could harm our business.

We rely on third-party or open-source technology, software, products, and data to support critical functions of our platform, including delivering targeted advertising campaigns. Our ability to obtain and maintain these resources on commercially reasonable terms is essential to our operations. If these technologies, products, or data sets become unavailable, fail to perform as expected or are subject to terms we cannot accept, we could experience service disruptions, errors, or higher costs. Negotiating and integrating third-party technology can be complex, costly and time-consuming matters, and may require upfront commitments or ongoing fees. Any failure by a third-party provider to maintain, support, secure, or provide their technology or data could materially affect our platform, administrative processes, or other aspects of our business. Changes in costs or availability of these services could force us to find alternatives, which may cause delays, outages, or difficulties in delivering our services.

Our revenue and results of operations are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns, inflation, supply constraints, geopolitical issues, evolving U.S. and global trade dynamics (including tariffs), and pandemics, can make it difficult to predict our revenue and could adversely affect our business, results of operations and financial condition.

Our business depends on the overall demand for advertising and on the economic health of our current and prospective advertisers. Advertisers have been impacted by challenging and evolving macroeconomic conditions, in some instances creating headwinds related to inflation, high interest rates, evolving U.S. and global trade dynamics (including tariffs), and global supply chain constraints. Our business has been and may be impacted in the future by several factors including international hostilities (such as the United States-Israel-Iran war, and the war and hostilities involving Israel, Hamas, Hezbollah, and Yemen, and the Russia-Ukraine war), inflation, interest rate fluctuations, evolving U.S. and global trade dynamics (including tariffs), pandemics and the resulting economic uncertainty in the United States and global economies. Many advertisers have also suffered and continue to do so as a result of economic downturn, inflation, interest rates, evolving U.S. and global trade policies (including tariffs), and residual impacts from the COVID-19 pandemic, including global supply chain constraints which materially impacted certain verticals. Many marketing budgets decreased their advertising spending as a response to the economic uncertainty and decline in business activity due to macroeconomic conditions which have, and may continue to have, a negative impact on our revenue and results of operations. Macroeconomic factors and uncertainty could cause advertisers to reduce their advertising budgets, and may include the following:

•
adverse economic conditions, rising inflation and interest rates, and general uncertainty about an economic downturn, particularly in North America where we do most of our business including recession and depression concerns;

•	instability in political or market conditions generally;

•	changes in the pricing policies of publishers and competitors;

•	any changes in tax treatment of advertising expenses and the deductibility thereof;

•	the seasonal nature of advertising spend on digital advertising campaigns;

•	changes and uncertainty in the regulatory and business environment (for example, when Apple or Google change policies for their browsers and operating systems);

•	geopolitical hostilities and uncertainty within the U.S. and global political landscape which might create challenges for customers and impact advertising activities; and

•	evolving U.S. and global trade dynamics (including tariffs).

Reductions in overall advertising spending as a result of these factors could make it difficult to predict our revenue and could adversely affect our business, results of operations, and financial condition.

Our global operations expose us to risks beyond our control, which could adversely affect our financial results.

We operate in 180 countries and territories, and our business is exposed to a variety of risks that are largely outside of our control. These include political unrest and regional hostilities, such as the United States-Israel-Iran war and the war and hostilities involving Israel, Hamas, Hezbollah, and Yemen, the Russia-Ukraine war, and rising tensions between China and Taiwan, as well as strikes, civil unrest, and other political events. Other factors beyond our control include natural disasters, severe weather, climate change, pandemics, or global health emergencies, disruptions to infrastructure or utilities, cyberattacks, acts of war or terrorism, and other unforeseen events. Although we cannot predict the timing or impact of such events, they could materially disrupt our operations, damage our reputation, and adversely affect our business, results of operations, and financial condition.

Health epidemics, pandemics, and other infectious disease outbreaks could adversely affect our business.

Our business and operations have been, and could in the future be adversely affected by health epidemics, pandemics, and other infectious disease outbreaks, such as the global COVID-19 pandemic.

Economic disruptions caused by such events, such as recessions, inflation, or other sustained market instability, can materially impact our customers’ and potential customers’ ability or willingness to spend on advertising. Because we are typically required to pay advertising inventory and data suppliers within a negotiated period of time, regardless of whether our customers pay us on time, or at all, we may not be able to renegotiate better terms. As a result, our financial condition and results of operations may be adversely impacted if the business or financial condition of advertisers and marketers is negatively affected by an infectious disease. Our business depends on the overall demand for advertising and on the economic health of advertisers and publishers that benefit from our platform. As seen during the COVID-19 pandemic, economic uncertainty or downturns can lead advertisers to reduce or pause their advertising budgets, which could decrease usage of our platform and materially harm our business, operating results and financial condition.

There are risks related to the use and development of Generative Artificial Intelligence (“AI”)

The increasing adoption and regulatory scrutiny of generative AI technologies may present risks that could materially impact our business, operations, and reputation. We currently utilize or may in the future integrate generative AI technologies into certain aspects of our business, including product development, customer service, content creation, and operational efficiencies. While generative AI offers significant potential benefits, it also presents several risks including compliance with laws and regulations, intellectual property and legal liability concerns, data privacy and security risks, and ethical issues, bias, or misinformation that could arise from AI outputs. If we are unable to effectively manage these risks, our business operations, regulatory compliance, financial results, and reputation may be materially harmed.

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

If CTV advertising develops in ways that limit the delivery of ads to viewers, our business, results of operations and financial condition could be adversely affected.

While online video advertising has grown rapidly, programmatic solutions for CTV are still relatively new compared to desktop and mobile video advertising. Many CTV publishers with cable or broadcast television backgrounds may have limited experience with digital advertising, and in particular programmatic advertising. For these publishers, it is extremely important to protect the quality of the viewer experience to maintain brand goodwill and ensure that online advertising efforts do not create sales channel conflicts or otherwise detract from their direct sales force. In this regard, programmatic advertising presents a number of potential challenges, including the ability to ensure that ads are brand safe, comply with business rules around competitive separation, are not overly repetitive, are played at the appropriate volume and do not cause delays in load-time of content. We believe that our platform is well-positioned to allow publishers the opportunity to achieve these goals and also reliably achieve “ad podding,” or the placement of the desired number of advertisements in commercial breaks. Although we have invested significant time and resources to build relationships with CTV publishers, establish best practices, and demonstrate the benefits of programmatic advertising, there is no assurance that CTV publishers will adopt these solutions at the pace we anticipate, or at all. If adoption is slower than expected, our business, results of operations, and financial condition could be materially affected.

The market in which we participate is intensely competitive, and we may not be able to compete successfully with our current or future competitors.

We operate in a highly competitive and rapidly changing industry. We expect competition to persist and intensify in the future, which could harm our ability to increase revenue, expand our market share, and maintain or increase profitability. New technologies and methods of buying advertising present a dynamic competitive challenge, as market participants develop and offer new products and services such as products and services utilizing generative artificial intelligence, analytics, and automated media buying and exchanges, aimed at capturing advertising spend or disrupting the digital marketing landscape. Further, our competitors have begun and will continue to offer similar products or services to those we currently offer, including our end-to-end platform, and our ability to compete effectively could be significantly compromised.

We may also face competition from new companies entering the market, including large established companies and companies that we do not yet know about or do not yet exist. For example, certain large, established DSPs within the industry have begun enacting supply path optimization (“SPO”) initiatives which could potentially reduce advertising spend on our platform or within the broader open internet. If existing or new companies develop, market or resell competitive high-value products or services that result in additional competition for advertising spend or advertising inventory, or if they acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our results of operations could be harmed.

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

Our revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of our customers’ spending on advertising campaigns. For example, in prior years, customers tended to devote more of their advertising budgets to the fourth calendar quarter to coincide with consumer holiday spending. In contrast, the first quarter of the calendar year has typically been the weakest in terms of advertising spend. Political advertising could also cause our revenue to increase during election cycles and decrease during other periods, making it difficult to predict our revenue, cash flow and operating results, all of which could fall below our expectations. In addition, adverse economic conditions, inflation, changes in foreign exchange rates or interest rates, evolving U.S. and global trade dynamics (including tariffs), or general economic uncertainty, may cause customers to decrease their advertising spend, which could adversely affect our revenue, cash flow and operating results.

If we do not effectively grow and train our sales and support teams, we may be unable to add new customers or increase usage of our platform by our existing customers, and our business will be adversely affected.

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

Risks Relating to Global Operations Including Location in Israel and Our Employees

Our long-term success depends on our ability to operate internationally, making us susceptible to risks associated with cross-border sales and operations.

We serve advertisements in 180 countries and maintain offices in North America, Europe, Asia and Australia. Our expansive global footprint subjects us to a variety of risks and burdens, including:

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

•	differing technology standards;

•	difficulties in managing and staffing international operations and differing employer/employee relationships;

•	fluctuations in exchange rates that may increase our foreign exchange exposure.

•
potentially adverse tax consequences, variations in tax policies among countries where we conduct business, including the complexities of foreign tax laws (including value added, withholding and digital services taxes) and restrictions on the repatriation of earnings;

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

•	uncertain political and economic climates in foreign markets, including potential for geopolitical hostilities and war;

•	managing and staffing operations over a broader geographic area with varying cultural norms and customs;

•	varying levels of Internet and mobile technology adoption and infrastructure;

•	reduced or varied protection for intellectual property rights in some countries; and

•	new and different sources of competition.

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

To execute our growth plan, we must attract and retain highly qualified personnel. Competition where we maintain offices is intense, especially for engineers experienced in designing and developing software and experienced sales professionals. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have and may attempt to recruit our highly skilled employees. In addition, certain domestic immigration laws restrict or limit our ability to recruit internationally. Any changes to Israeli, United Kingdom, European or U.S. immigration policies that restrain the flow of technical and professional talent may inhibit our ability to recruit and retain highly qualified employees. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may harm our ability to recruit and retain highly skilled employees.

Volatility or lack of appreciation in the price of our Shares may also affect our ability to attract and retain our key employees. Many of our senior personnel and other key employees have become, or will soon become, vested in a substantial amount of restricted stock units (“RSUs”) and performance share units (“PSUs”). Employees may be more likely to leave us if the shares they own or the shares underlying their RSUs or PSUs have significantly decreased in value relative to the original purchase price of the shares.

The impact of political, economic and military conditions in Israel, and surrounding regions, could materially and adversely affect our business.

We are incorporated under Israeli law and our principal executive offices are located in Israel. Many of our employees, including certain management members, operate from our offices located in Tel Aviv, Israel. In addition, several of our officers and one of our directors, including our Chief Executive Officer and Chief Financial Officer, are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding regions may directly affect our business and operations.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attacks, Israel declared war against Hamas and a military campaign against the terrorist organization commenced by the Israel Defense Force (“IDF”). In addition, Hezbollah has also launched attacks against Israeli military sites and troops, and against Israeli towns, and in response to these attacks, the IDF carried out a military operation in Lebanon, including raids on territories controlled by Hezbollah in Southern Lebanon and strikes on sites belonging to Hezbollah in Lebanon. On a separate border, Israel was required to take limited preemptive military actions in Southern Syria in light of the fall of the Assad regime and the takeover of Syria by the Syrian rebels.

Further, Israel faces threats from more distant neighbors, in particular, Iran which conducted missile attacks on Israel in 2024 and 2025, has targeted cyber-attacks against Israeli entities and may be developing nuclear weapons; and the Houthi movement, which controls parts of Yemen and launched, among others, a number of attacks on Israel and marine vessels traversing the Red Sea. The Red Sea is a vital maritime route for international trade traveling to and from Israel. As a result of such disruptions, we may experience in the future delays in supplier deliveries, extended lead times, and increased cost of freight, increased insurance costs, increased purchased materials and manufacturing labor costs. The risk of ongoing supply disruptions may have adverse impact on economic conditions in Israel.

Further, many Israeli citizens are obligated to perform up to several weeks of annual military reserve duty each year. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. During the war and hostilities in Israel, the IDF has called up hundreds of thousands of its reserve forces to serve. A number of our Israeli team employees and their family members are subject to military service in the IDF and many of them were called to serve. Such disruption could materially and adversely affect our business, prospects, financial condition, and results of operations

On February 28, 2026, Israel and the United States launched a joint attack on Iran, targeting key officials, military commanders and facilities, including the assassination of the Iran's Supreme Leader and other key officials and military commanders. Iran launched hundreds of ballistic missiles and drones against civilian targets in Israel and against U.S. military bases, civilian aviation facilities and other civilian targets in several countries in the Persian Gulf.

Military activity and hostilities continue to exist at varying levels of intensity, and the situations remain volatile, with the potential for escalation into a broader regional conflict. We continue to monitor political and military developments closely and examine the consequences for our operations, assets and financial and operational results.

The intensity and duration of Israel’s military endeavors on multiple fronts are difficult to predict, as are the economic implications of the foregoing on our business and operations in particular, and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, that may involve an additional downgrade in Israel’s credit rating by rating agencies (such as the downgrades by Moody’s, S&P and Fitch Rating agencies of the credit rating of Israel), which may have a material adverse effect on our company and its ability to effectively conduct its operations.

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

Further, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of  Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our results of operations, financial condition or the expansion of our business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely affect our business. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, and prospects.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our Shares are governed by our amended and restated articles of association and the Israeli Companies Law, 5759-1999 (the “Companies Law”). These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his, her or its rights and fulfilling his, her or its obligations toward the Company and other shareholders and to refrain from abusing his, her or its power in the Company, including, among other things, in voting at the general meeting of shareholders, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company, has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent, or make undesirable an acquisition of all or a significant portion of our Shares or assets.

Provisions of Israeli law and our amended and restated articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our Shares. Among other things:

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

Furthermore, Israeli tax considerations may make potential transactions less appealing to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief or exempting such shareholders from Israeli tax.

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

This payment process will increasingly consume working capital if we continue to be successful in growing our business. In addition, like many companies in our industry, we often experience slow payment by advertising agencies. In this regard, we had average days sales outstanding (“DSO”) of 80 days and average days payable outstanding (“DPO”) of 77 days for the year ended December 31, 2025. We compute our average DSO as of a given month end based on a weighted average of outstanding accounts receivable. Specifically, the DSO is calculated by dividing the average accounts receivable during a given period by the total value of billing revenue during the same period, and then multiplying the result by the number of days in the period being measured. We compute our DPO as of a given month end by dividing our trade payables (including accrued liabilities) by the average daily cost of media, data, other direct costs and certain operating expenses. Historically, our DSOs have fluctuated. If our DSOs increase significantly, and we are unable to borrow against these receivables on commercially acceptable terms, our working capital availability could be reduced, and as a consequence our results of operations and financial condition would be adversely impacted. We cannot assure you that as we continue to grow, our business will generate sufficient cash flow from operations to fund our working capital needs. If our cash flows are insufficient to fund our working capital requirements, we may not be able to grow at the rate we currently expect or at all.

Any future acquisitions or strategic investments could be difficult to integrate, divert the attention of management, and could disrupt our business, dilute shareholder value and adversely affect our business, results of operations and financial condition.

As part of our growth strategy, we have pursued strategic acquisitions, such as our acquisitions of RhythmOne in 2019, Unruly in 2020, SpearAd in 2021 and Amobee in 2022, and our investments in Hisense’s V (formerly known as “VIDAA”) platform in 2022 and 2025, and we may acquire or invest in other businesses, assets or technologies that are complementary to our business and align with our strategic goals. Any acquisition or investment may divert the attention of management and require us to use significant amounts of cash, issue dilutive equity securities or incur debt. In addition, the anticipated benefits of any acquisition or investment may not be realized, and we may be exposed to unknown risks, any of which could adversely affect our business, results of operations and financial condition, including risks arising from:

•
difficulties in integrating the operations, technologies, product or service offerings, administrative systems and personnel of acquired businesses, especially if those businesses operate outside of our core competency or geographies in which we currently operate;

•	ineffectiveness or incompatibility of acquired technologies or solutions;

•	potential loss of key employees of the acquired business;

•	inability to maintain key business relationships and reputation of the acquired business;

•	diversion of management attention from other business concerns;

•	litigation arising from the acquisition or the activities of the acquired business, including claims from excluded assets, terminated employees, customers, former shareholders or other third parties;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights, or increase our risk of liability;

•	complications in the integration of acquired businesses or diminished prospects;

•	failure to generate the expected financial results and synergies related to an acquisition on a timely manner or at all;

•	failure to realize returns on investments (such as our investment in V)

•	failure to accurately forecast the impact of an acquisition transaction; and

•	implementation or remediation of effective controls, procedures and policies for acquired businesses.

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

In September 2022, Nexxen Group US Holdings Inc. entered into a $90 million senior secured term loan facility (the “Term Loan Facility”) and a $90 million senior secured revolving credit facility (the “Revolving Credit Facility”). We used the net proceeds of the Term Loan Facility and $10 million of net proceeds of the Revolving Credit Facility to fund a portion of the purchase price of the Amobee acquisition in 2022. The loan period was 3 years from the date it was obtained.  On April 9, 2024, the Company repaid its outstanding Term Loan Facility in full, together with its then outstanding Revolving Credit Facility borrowings, in the total amount of $100 million. No early termination penalties were incurred. On May 29, 2025, the Company entered into a second amendment to the credit agreement (the “Second Amendment”), pursuant to which, among other things, the total committed Revolving Credit Facility was reduced from $90 million to $50 million and the maturity date of the Revolving Credit Facility was extended to September 2027. As of December 31, 2025, no amounts were outstanding under the Revolving Credit Facility.

We must pay a commitment fee on the undrawn amounts and we may draw upon from time to time to finance our operations, capital expenditures, or other corporate purposes. Our use of this Revolving Credit Facility presents several risks that could adversely impact our financial condition, liquidity, and ability to meet our obligations. First, increased borrowings under our Revolving Credit Facility could result in higher leverage, increasing our debt service obligations and reducing financial flexibility. As we draw down funds, our interest expense will rise, potentially reducing our profitability and ability to invest in growth initiatives. If interest rates increase, our cost of borrowing could rise significantly, particularly if our facility has variable interest rate provisions. Second, utilizing our Revolving Credit Facility may impact our liquidity and financial stability. If we fully utilize available credit and are unable to generate sufficient cash flow from operations, we may face liquidity constraints that could impair our ability to meet short-term obligations, repay debt, or fund necessary expenditures. Additionally, if we require further financing beyond our Revolving Credit Facility, there is no guarantee that additional funding will be available on favorable terms or at all. Third, our ability to borrow under the Revolving Credit Facility is subject to covenant compliance and lender discretion. Our credit agreement may impose financial covenants, including leverage ratios, interest coverage ratios, or other restrictions on our operations. If we fail to meet these covenants, we may be required to seek amendments or waivers from our lenders, which may not be granted. In the event of non-compliance, our lenders could accelerate repayment obligations, restrict further borrowing, or impose additional conditions, any of which could materially impact our financial position. Lastly, adverse market or economic conditions, changes in lender risk assessments, or broader disruptions in the credit markets could reduce our access to the Revolving Credit Facility. If our lenders become unwilling or unable to provide funding, we may not be able to draw down necessary funds when needed, which could negatively affect our operations and strategic initiatives.

If any of these risks materialize, our financial condition, cash flows, and ability to meet our obligations could be materially and adversely affected.

Risks Relating to Legal or Regulatory Constraints

We are subject to evolving laws, regulations, and publisher restrictions on political advertising, which could increase costs or reduce revenue.

We are subject to laws and regulations governing political advertising, including federal and state laws in the United States and national and provincial laws worldwide. These laws and regulations are evolving rapidly, and many platforms, including our publishers, may impose restrictions on receiving political advertising.

The lack of uniformity and increasing compliance requirements for political advertising, such as disclosure obligations, transparency standards, targeting restrictions, and reporting requirements, may increase our operating and compliance costs and expose us to potential regulatory liability. Changes in law or regulations, or publisher-imposed restrictions could also reduce the amount of political advertising placed through our platform, which could materially and adversely affect our business, results of operation, and financial condition.

Evolving privacy, data protection, and consumer protection laws and technical restrictions could increase costs, limit data, and harm our business.

We collect, store, process, and share data about consumers to operate our platform and deliver advertising services.  Our data activities are subject to federal, state and foreign laws, regulations, industry standards, and contractual obligations. These rules are constantly evolving, and their interpretation, enforcement, and application remain uncertain.

U.S. Data Privacy and Consumer Protection Laws

In the United States, we are subject to laws and regulations such as the Federal Trade Commission Act, which prohibits “unfair” or “deceptive” practices, as well as federal and state privacy and consumer protection laws. California has enacted the California Consumer Privacy Act (“CCPA”) as amended by the California Privacy Rights Act (“CPRA”), which provide consumers with expanded rights to access, delete, and opt out of the sale or share of personal information and impose additional requirements on cross-context behavioral advertising. Similar privacy laws have been enacted in twenty states, including Colorado, Connecticut, Virginia, and Texas.

Failure to comply with U.S. laws and regulations, or changes in their interpretation, could increase compliance costs, limit access to data critical for advertising, reduce revenue, or expose us to regulatory enforcement, litigation, fines, or other penalties.

California Invasion of Privacy Act

In addition to consent and opt-out obligations under privacy and data protection laws, we face potential liability under the California Invasion of Privacy Act (“CIPA”). Plaintiffs have asserted that the use of third-party analytics, tracking technologies, cookies, and similar tools constitute “eavesdropping” or “wiretapping” under CIPA, even where such technologies are deployed to analyze consumer behavior or support advertising and marketing services. Because our platform processes data across publishers, advertisers, and consumer interactions using online tracking technologies to deliver targeted advertising, we may face CIPA claims. If CIPA claims are successfully asserted against us, we could incur material litigation costs, settlements or judgments, injunctive relief, reputational harm, and adverse impacts on our business operations.

EU, UK, and Other International Laws

In the European Economic Area (“EEA”) and the United Kingdom, we are subject to the General Data Protection Regulation (“GDPR”), UK GDPR, the ePrivacy Directive (as implemented in national laws, including the UK Privacy and Electronic Communications Regulations) and other local privacy and data protection laws. These laws impose strict requirements on the collection, processing, sharing, storage, and transfer of  personal data, including obligations for transparency, data subject rights (e.g., access, deletion, and portability), breach notification, retention limits, and accountability.

In addition, the ePrivacy regime specifically regulates among other things the use of cookies and similar tracking technologies. In particular, it requires consent (subject to exceptions) for storing or accessing information on a user’s device, such as through cookies, SDKs, pixels, and other tracking technologies, and imposes additional transparency and compliance obligations in relation to online tracking and behavioral advertising.

Violations of GDPR or UK GDPR can result in substantial fines, civil claims, regulatory investigations, enforcement orders, or reputational harm. Other jurisdictions, including Israel, Australia, Canada, and countries in Asia, are also strengthening privacy and data protection laws, which may impose additional compliance obligations, limit cross-border data transfers, or require data localization.

Technical and Industry Challenges

Technical changes by browsers, operating systems, mobile platforms, and CTV providers, such as restrictions on cookies, mobile device IDs, and tracking technologies, may reduce the data available to us and our advertisers. Changes in these technologies or standards could increase our costs to collect, process, or use data, or require development of less effective alternatives such as first-party or probabilistic data methods.

Self-regulatory bodies, such as the Digital Advertising Alliance, IAB, and others, impose additional requirements on data collection, usage, and disclosure. Violations of their standards could result in fines, enforcement referrals to regulatory authorities, or reputational harm.

Third-Party Dependencies

We rely on third parties, including service providers, publishers, and advertisers, to process and share data. Any failure by these parties to comply with legal or contractual obligations could expose us to liability or restrict our ability to use critical data.

Potential Impacts

Because our business depends on access to data for targeting, personalization, analytics, and advertising effectiveness, any change in applicable laws, regulations, regulatory guidance, interpretations, enforcement practices, industry standards, or technology could:

•	increase compliance and operational costs;

•	limit the data we can collect, use, or share, including through restrictions on tracking technologies or cross-border data transfers;

•	restrict the effectiveness of our platform; or

•	result in fines, enforcement actions, litigation, or reputational harm.

In the EEA, the GDPR is subject to ongoing evaluation, regulatory guidance, and potential legislative amendment, which may affect its interpretation and application. In the United Kingdom, legislation has been enacted amending aspects of the UK GDPR and related data protection laws, creating the potential for increasing divergence between the UK and EU regimes over time. While such reforms are not generally expected to impose materially more onerous obligations overall, they may alter compliance requirements, regulatory expectations, or enforcement approaches.

Evolving interpretations of concepts such as personal data, consent, legitimate interests, profiling, automated decision-making, and anonymization may further affect how we design and operate our products and services. Divergence between jurisdictions may also increase operational complexity and reduce the ability to implement uniform global compliance strategies.

As privacy and data protection laws continue to evolve worldwide, the full impact on our business remains uncertain. We may be required to expend significant resources to monitor regulatory developments, adapt our data practices, and implement organizational and technical changes within compressed timeframes. Failure to comply with applicable requirements or to adapt to these changes could materially and adversely affect our business, results of operations, and financial condition.

We rely on publishers, buyers, and data providers to obtain consumer consent, and failure to do so could result in fines, liability, or reputational harm.

We rely on publishers, buyers, and data providers, to obtain legally valid consent on our behalf to process personal data and deliver interest-based advertisements or provide required notices and opt-out mechanisms.

Because we generally do not have direct relationships with consumers, we rely on publishers, buyers, and data providers to obtain legally valid consent on our behalf to process personal data and deliver interest-based advertisements where consent is required (such as under the GDPR and UK GDPR). In jurisdictions that follow an opt-out framework, including under the CCPA and other U.S. state privacy laws, we rely on these partners to provide appropriate privacy notices, offer consumers legally required opt-out rights (including rights to opt out of the sale or sharing of personal information or targeted advertising), and to honor and communicate those opt-out signals to us in a timely manner. These partners are also responsible for implementing any notice, choice, or opt-in/opt-out mechanisms required under applicable privacy and data protection laws, including GDPR, UK GDPR, CCPA, and other U.S. state and international privacy laws, as well as evolving industry standards and browser or platform consent frameworks. If our partners fail to obtain valid consent, where required, or if legal requirements evolve in ways that make existing consents insufficient, we could be subject to fines, penalties, lawsuits, or other regulatory enforcement actions. Such failures could also damage our reputation, reduce the availability of data for our platform, and adversely affect our business, results of operations, and financial condition. In addition, our contractual agreements or insurance coverage may be inadequate to fully protect us against these claims and losses.

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

Operating in the advertising industry involves numerous commercial relationships, uncertain intellectual property rights, and other complexities that create heightened risks of disputes, claims, lawsuits, and investigations. For example, in 2021, we filed a lawsuit against Alphonso, Inc. (“Alphonso”) asserting breach of contract and related claims, which we settled and dismissed in 2024 following repayment by Alphonso of $11.3 million, including principal, interest, and legal fees. A trade secret misappropriation claim against us filed by Alphonso in 2022 was voluntarily dismissed with prejudice in 2023.

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

Risks Relating to Our Shares

The termination of the ADS facility, and delisting from AIM in February 2025, may reduce the liquidity of our shares and increase risks associated with a single Nasdaq listing.

In February, 2025, we voluntarily terminated our American Depositary Share (“ADS") facility on Nasdaq, delisted our Shares underlying depositary interests from trading on the AIM market of the London Stock Exchange, and our Shares began trading solely on the Nasdaq Global Market under the stock ticker “NEXN”. We made this decision to simplify our capital structure, streamline our regulatory compliance, reduce costs, and improve trading efficiency. However, we may not realize the anticipated benefits of the termination of the ADS facility and delisting from AIM. These actions may adversely affect the liquidity of our shares, limit our investor base, and increase share price volatility (See Note 1b to our audited consolidated financial statements).

Prior to the termination and delisting, our securities traded on both AIM and Nasdaq, providing investors with multiple trading venues. The elimination of AIM trading may result in reduced trading volume on Nasdaq, either temporarily or on a sustained basis, particularly if former AIM investors are unable or unwilling to trade on a U.S. exchange. In addition, certain institutional or retail investors that previously held or acquired our shares on AIM may be restricted from holding or purchasing shares listed solely on Nasdaq due to internal investment policies, regulatory requirements, or other constraints. Any reduction in liquidity, trading volume, or investor participation, or any increase in volatility of our share price, could adversely affect the market price of our shares and our ability to raise capital in the future.

The market price and trading volume of our Shares may be volatile, and you may lose all or part of your investment.

The market price and trading volume of our Shares have fluctuated in the past and may continue to fluctuate significantly. Technology and advertising technology companies in particular have historically experienced substantial volatility in share price and trading volume. As a result of this volatility, you may not be able to sell your Shares at or above the price you paid and may lose all or part of your investment.

The market price and trading volume of our Shares may be affected by a number of factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations or revenue growth;

•	variations between our financial performance and the expectations of security analysts and investors;

•	announcements by us or our competitors regarding significant business developments, acquisitions, strategic relationships, changes in service providers, or expansion plans;

•	the impact of global pandemics or other public health events on our operations, employees, partners, advertisers, publishers, or financial performance;

•	changes in, or proposed changes to, laws or regulations to our business, or differing interpretations or enforcement of existing laws or regulations;

•	changes to our pricing models or commercial terms;

•	our involvement in litigation, regulatory inquiries, or enforcement actions;

•	future issuances, sales, or resales of our sale of Shares or other securities;

•	the initiation, modification, suspension or termination of any share repurchase program;

•	general conditions in the digital advertising and technology markets;

•	changes in our senior management or other key personnel;

•	fluctuations in the trading volume of our Shares;

•	the publication of research reports or news coverage about us, our competitors or our industry, including changes in recommendations or withdrawal of analyst coverage;

•	changes in market estimates of the size, growth rate, or attractiveness of the markets in which we operate; and

•	general economic, geopolitical, political, global trade, and market conditions.

Although our shares are listed on the Nasdaq Global Market, the trading volume of our shares has been relatively low. As a result, sales of a significant number of shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our shares and increase volatility.

Under our equity compensation programs, our executive officers and other insiders may sell Shares from time to time, including pursuant to trading plans established in accordance with Rule 10b5-1 under the Exchange Act, and certain of our executive officers currently maintain such plans. Sales of Shares by our executive officers may not reflect their views regarding our business or future prospects; however, such sales or the perception of such sales, could nonetheless negatively affect the market price of our Shares.

In addition, the broader markets have experienced, and may continue to experience, significant price and volume volatility unrelated to the operating performance of individual companies. These market-wide fluctuations may materially and adversely impact the market price of our Shares, regardless of our actual operating results.

Historically, periods of volatility in the market price of a company’s securities have often resulted in securities litigation. If we were involved in such litigation, it could result in substantial costs, divert management’s attention and resources, and harm our business, financial condition and results of operations.

If we do not meet the expectations of our covering security analysts, or if analyst coverage on our company is reduced or unfavorable, the market price and trading volume of our Shares could decline.

The trading price and trading volume of our Shares depend in part on the research coverage and reports published by securities and equity research analysts who follow our company and our industry. The estimates and opinions of these analysts are based on their own assumptions, analyses, and expectations, which may differ from our own estimates or from actual results.

If our operating results fail to meet the expectations of analysts or investors, the market price of our shares could decline. In addition, if one or more analysts downgrade our shares, issue unfavorable commentary, change their recommendations, or cease to provide research coverage on our company or on our industry altogether, the market price and trading volume of our shares could decline significantly. If our operating results, growth prospects or other developments fail to meet the expectations of analysts or investors, the market price of our Shares could decline. Given our relatively limited trading volume, any reduction in analyst coverage or negative analyst commentary could have a disproportionate effect on the liquidity, volatility and market price of our shares.

We qualify as an emerging growth company and may rely on reduced disclosure requirements, which could make our Shares less attractive to investors.

We qualify as an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As long as we remain an emerging growth company, we are permitted to rely on certain exemptions from reporting and disclosure requirements that apply to other public companies that are not emerging growth companies. These exemptions include, among other things, presenting reduced selected financial data in our public filings and not being required to obtain an auditor attestation of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As a result, investors and shareholders may not have access to certain information that they may consider important when evaluating an investment in our Shares.

We remain an emerging growth company for up to five years following our initial public offering, although we would lose that status earlier if one of the following events occurs: (i) our annual gross revenue equals or exceeds $1.235 billion, (ii) we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or (iii) we become a “large accelerated filer” under U.S. securities laws. Based on current expectations, we expect to cease to qualify as an emerging growth company as of December 31, 2026, which is the last day of the fiscal year following the fifth anniversary of our initial public offering on June 17, 2026. We cannot predict whether investors will find our Shares less attractive because we may rely on these reduced disclosure and reporting requirements. If some investors view our Shares as less attractive for this reason, the market price and trading volume of our Shares may be adversely affected and the market price of our Shares may be more volatile. In addition, when we cease to be an emerging growth company, we will become subject to increased disclosure, reporting and compliance requirements, which are expected to result in higher legal, accounting, and administrative costs.

As a foreign private issuer, we are subject to different reporting and disclosure requirements than U.S. domestic public companies, which may provide less information to investors.

We are a non-U.S. company and report under the Exchange Act as a foreign private issuer. As a result, we are subject to certain reporting and disclosure requirements that differ from those applicable to U.S. domestic public companies. Because we qualify as a foreign private issuer, we are exempt from several provisions of the Exchange Act that apply to U.S. domestic issuers, including:

•	the rules governing the solicitation of proxies, consents or authorizations with respect to securities registered under the Exchange Act,

•	the short-swing profit liability provisions of Section 16(b) of the Exchange Act, and
•
the requirement to file quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with respect to certain of these matters and intend to furnish comparable quarterly information on Form 6-K, the information we provide may be less detailed or less frequent than the information provided by U.S. domestic public companies.

In addition, foreign private issuers are permitted to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of these exemptions and differences in reporting requirement, you may not have the same protections or access to information that shareholders of U.S. domestic public companies receive, which could make our shares less attractive to investors.

We may lose our “foreign private issuer” status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, more than fifty percent (50%) of our assets are located in the United States, or our business is administered principally in the United States. The termination of our ADS facility and delisting from the AIM may increase the interest in our shares in the U.S. thereby impacting our foreign private issuer status in the future.  If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements. In addition, if we cease to qualify as a foreign private issuer, we would lose our ability to rely on exemptions from certain Nasdaq corporate governance requirements that are available to foreign private issuers. As a result, we would be required to modify our corporate governance practices to comply fully with the Nasdaq requirements applicable to U.S. domestic issuers. Compliance with these additional reporting, disclosure and corporate governance requirements would result in increased legal, accounting, compliance and administrative costs and could divert management’s time and attention from operating our business, which could adversely affect our business, results of operations and financial condition.

As a foreign private issuer, we are also permitted to follow certain home country corporate governance practices, instead of Nasdaq corporate governance requirements, provided that we disclose the differences and the home country practices we follow. We may elect to follow additional home country practices in the future. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

The market price of our Shares could be negatively affected by future issuances and sales of our Shares.

As of February 28, 2026, 55,720,779 Shares were outstanding. Sales by us or our shareholders of a substantial number of Shares in the public market, or the perception that these sales might occur, could cause the market price of our Shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

We cannot guarantee that we will repurchase any of our Shares pursuant to our announced repurchase plan or that our repurchase plan will enhance long-term shareholder value.

We have effected several share repurchase programs over the years and since March 1, 2022, we and our subsidiaries repurchased 29,794,967 Shares, or approximately 38.45% of shares outstanding, at a cumulative cost basis of $8.65 per share, reflecting a total investment of approximately $258.2 million, including fees.  As of December 31, 2025, we had $7,514,986 million remaining on the current outstanding share repurchase program authorization.

Repurchases of our Shares pursuant to our repurchase plan could affect the market price of our Shares, increase volatility, or constrain liquidity. Additionally, our repurchase plan could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. There is no assurance that our repurchase plan will enhance long-term shareholder value, and short-term share price fluctuations could reduce the repurchase plan’s effectiveness.

We currently enjoy local tax benefits that may be discontinued or reduced, if underlying conditions are not met.

We derive and expect to continue to derive Israeli tax benefits relating to our “Preferred Technology Enterprise” programs. To be eligible for tax benefits as a Preferred Technology Enterprise, we must continue to meet certain conditions. While we believe that we have met and continue to meet the conditions that entitled us to previously obtained Israeli tax benefits, there can be no assurance that we will in the future or that the Israeli Tax Authorities will agree.

If we fail to meet the criteria for future Israeli Preferred Technology Enterprises, our business, financial condition and results of operations could be adversely affected.

Additional tax liabilities resulting from our global operations could materially adversely affect our results of operations and financial condition.

As a global corporation, we are subject to income, non-income and transactional tax regimes in the United States, Israel and various other jurisdictions, which are unsettled and may be subject to significant change. Our effective tax rate could be materially affected by changes in tax rulings, tax laws, regulations, administrative practices, principles, applicability of special tax regimes, or changes in interpretations of existing tax laws, including changes to the global tax framework, in the jurisdictions in which we do business. Such changes could come about as a result of economic, political, and other conditions. Additionally, our effective tax rate could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuations of our deferred tax assets and liabilities, tax implications of acquisitions, expansion into new territories, intercompany transactions, changes in foreign currency exchange rates, changes in our share price and uncertain tax positions. Although we believe that our provision for income taxes and our tax estimates are reasonable, tax authorities may disagree with certain positions we have taken. From time to time, we are subject to income and other tax audits in various jurisdictions, the timing of which is unpredictable. While we believe we comply with applicable tax laws and have adequate balance sheet reserves related to tax positions, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, which we may dispute and litigate. If we are assessed additional taxes exceeding our tax accruals or if additional taxes are imposed on us, such additional taxes could have a material adverse effect on our results of operations and financial condition.

The Organization for Economic Co-operation and Development has proposed changes to numerous long-standing tax principles, namely, its Pillar Two framework, which imposes a global minimum corporate tax rate of 15% (measured on a country-by-country basis) on multinational groups with consolidated revenue over €750 million. Israel, as well as other jurisdictions we operate in have agreed to enact legislation to implement the global minimum tax rate. We currently are not at the threshold for being subject to the Pillar Two, but should we meet the threshold, it might increase tax complexity and uncertainty and may adversely affect our provision for income taxes, the effect which is difficult to assess at present time.

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

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. In addition, the Companies Law, imposes restrictions on our ability to declare and pay dividends. See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional information.  As a result, capital appreciation, if any, on our Shares may be your sole source of gains, and you will suffer a loss on your investment if you are unable to sell your Shares at or above the price at which you purchased the Shares. See Item 8.A. “Consolidated Statements and Other Financial Information—Policy on Dividend Distributions.”

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

A small number of significant shareholders have substantial influence over matters requiring shareholder approval, which could limit your ability to influence corporate matters and delay or prevent a change of control.

A small number of shareholders beneficially own a significant percentage of our outstanding shares and are therefore able to exercise substantial influence over matters requiring shareholder approval.

As of February 28, 2026, the four largest beneficial owners of our Shares, entities and individuals affiliated with Mithaq Capital SPC, JB Capital Partners L.P., News Corporation and Toscafund Asset Management LLP, each beneficially owned more than 5% of our outstanding Shares and in the aggregate, approximately 52.3% of our Shares. As a result, these shareholders, acting individually or together, may be able to exert significant influence over our business, operations, and strategic direction and to influence the outcome of matters submitted to shareholders for approval. These matters include, among others:

•	the election and composition of our board of directors, which has authority to direct our business and appoint and remove executive officers;

•	The approval or rejection of mergers, consolidations, or other business combinations;

•	decisions regarding future capital raising transactions; and

•	amendments to our articles of association, which govern the rights attached to our Shares.

This concentration of ownership of our Shares may discourage, delay or prevent a change in control of our company, including through a proxy contest, merger, tender offer, open-market purchase of our Shares, that might otherwise provide shareholders with the opportunity to receive a premium over the then-prevailing market price of our Shares. In addition, this concentration of ownership could adversely affect the market price of our shares, limit the ability of other shareholders to influence corporate matters, or constrain trading liquidity necessary to effectively enter or exit share positions in a timely manner.

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

Our SEC filings are available to you on the SEC’s website at www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this Annual Report and is not incorporated by reference herein.

Nexxen Inc., which currently maintains an office at 661 El Camino Real, San Carlos Suite 200, California, 94070, United States of America, is our agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the Borough of Manhattan in the City of New York.

For information on our capital expenditures, see Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures”.

4.B. BUSINESS OVERVIEW

Our Mission
Our mission is to empower full-funnel performance for advertisers, agencies, publishers, broadcasters, and others across the digital advertising ecosystem through robust, and in some cases exclusive, data and media.

Overview

Nexxen is a global flexible advertising technology platform with deep expertise in data and advanced TV that provides advertisers, agencies, digital publishers, broadcasters, and others with technology and data solutions to plan, buy, manage, sell, and measure advertising across the digital advertising supply chain. Our unified end-to-end platform, powered by data and artificial intelligence (“AI”), supports advertising workflows spanning planning, activation, optimization, monetization, and measurement across formats and devices, and is designed to drive full-funnel performance and efficiency for customers on both sides of the digital advertising ecosystem. While supporting digital advertising efforts across formats and devices, Nexxen maintains a particular focus on some of the industry’s fastest-growing segments, including Connected TV (“CTV”), Video, and data-driven solutions, supported by a global team of seasoned technologists and industry experts.

We believe there is a significant market opportunity within the approximately $792 billion global digital advertising market, which is expected to grow at a CAGR of approximately 10% through 2029, according to eMarketer. Publishers rely on advertising to support their businesses and brands, and advertisers use digital channels to reach targeted and measurable audiences to maximize effectiveness and returns. We believe the digital advertising market remains fragmented, and that our comprehensive end-to-end platform and data capabilities, along with our expertise in Video and CTV, position Nexxen competitively to increase market share over time.

We believe we are well positioned to benefit from several trends in the evolving advertising ecosystem, including: the continued proliferation of digital media consumption; growing adoption of programmatic advertising; increasing advertiser focus on premium formats such as Video and CTV; the shift of linear advertising budgets toward, and their convergence with, digital advertising budgets; the continued migration of live sports to digital environments, including CTV; increased advertiser reliance on data-driven tools and AI; and the increasing sophistication of the digital advertising landscape.

We address the digital advertising market through three core proprietary offerings: a demand-side platform (“DSP”) that advertisers use to plan, activate, and manage digital advertising campaigns; a supply-side platform (“SSP”) that digital publishers use to monetize inventory; and the Nexxen Data Platform, which integrates directly with both our DSP and SSP to drive performance. Our Data Platform leverages large-scale data sets, advanced machine learning techniques, and AI to generate audience insights and campaign recommendations. By contextualizing and synthesizing this data, the platform is designed to provide advertisers with a more comprehensive and granular view of audiences across formats and devices, which can improve campaign effectiveness and returns on advertising investments, while also supporting the optimization of digital publisher inventory monetization. By combining these three proprietary solutions with integrations across industry-leading partners, we offer an end-to-end platform that is designed to be flexible and scalable to meet our customers’ needs, while enabling us to operate across a broad and growing range of digital advertising spend and verticals.

Our customers are largely comprised of both ad buyers, including brands and agencies, and digital publishers. Our platform serviced a diversified customer base of 627 active customers and 1,304 active publishers as of December 31, 2025, and served advertisements in approximately 180 countries. We generate revenue through platform fees based on either (i) a percentage of spend, (ii) flat fees or (iii) fixed CPMs (“cost per mille”) that are tailored to fit our customers’ specific utilization of our solutions.

Over the past several years, the advertising environment has been influenced by a combination of macroeconomic, geopolitical, and pandemic-related factors. In 2022 and 2023, advertisers faced challenges from rising inflation, higher interest rates, and ongoing uncertainty related to the residual effects of the COVID-19 pandemic, which in some cases led to reduced or delayed campaigns. In 2024, the industry benefitted from lower inflation, reduced interest rates, and the U.S. election cycle, contributing to stronger advertising activity, although geopolitical hostilities and broader macroeconomic uncertainty continued to impact advertiser budgets to an extent. In 2025, the advertising environment remained generally positive, but growth was constrained by: cautious and uneven consumer spending; macroeconomic and industry uncertainty; evolving U.S. trade dynamics; ongoing geopolitical hostilities; tariffs; reduced political advertising spend compared to 2024; and increased supply path optimization (“SPO”) efforts by larger industry participants.

Our Video revenue grew to $242.0 million for the year ended December 31, 2025, from $232.4 million for the year ended December 31, 2024, while our CTV revenue fell to $109.4 million for the year ended December 31, 2025, from $113.8 million for the year ended December 31, 2024. Video revenue growth in 2025 was driven largely by strength in Desktop Video and partially offset by reduced CTV and Mobile video revenue. Video revenue growth, however, was constrained by several factors that impacted the business in the second half of the year, particularly Q4 2025, including reduced spending from one large DSP customer due to its increased SPO efforts in Q4 2025, the absence of elevated political advertising spend compared to 2024, and other headwinds including evolving U.S. trade dynamics, geopolitical hostilities, and tariffs which reduced advertising spend to an extent from certain customers.

The Company generates revenues across multiple principal markets and categories of activity. Information regarding revenues by category of activity and by geographic market for the years ended December 31, 2025, 2024 and 2023 is presented in Notes 12 and 21a, respectively, to the consolidated financial statements.

Our total comprehensive income for the year ended December 31, 2025 decreased to $27.9 million from $35.4 million for the year ended December 31, 2024, representing a decline of 21.3%, or $7.5 million. Our Adjusted EBITDA for the year ended December 31, 2025 increased to $115.1 million, from $114.6 million for the year ended December 31, 2024, reflecting a year-over-year increase of 0.5%, or $0.6 million. Further, we had cash and cash equivalents of $133.3 million as of December 31, 2025, and no principal long-term debt.

Our Industry

We operate in the digital advertising industry, which is a core pillar of monetizing digital properties accessible by the internet. We specialize in digital video advertising, which collectively comprised 66% of our revenue for the year ended December 31, 2025, across mobile video, desktop video, and CTV.

We believe key industry trends shaping the digital advertising market include: the continued growth of digital media consumption; the shift to programmatic advertising; increasing reliance on data-driven decision making; evolving consumer privacy and regulatory requirements; SPO; the migration of linear TV advertisers and budgets toward digital media; including CTV; live sports continuing to migrate to digital channels; the adoption of platforms that provide integrated solutions across the advertising supply chain; advances in AI; and seasonal fluctuations in advertising spend.

Continued Growth of Digital Media Consumption

Audiences continue to spend an increasing amount of time online for social, business, and purchasing activities. The COVID-19 pandemic and subsequent work-from-home and hybrid in-office dynamics contributed to lasting shifts in digital media consumption habits and the adoption of online activities traditionally conducted offline, including telehealth, food delivery, and e-commerce. As consumers spend more time online for everyday activities, we believe advertisers will increasingly allocate a larger portion of their ad budgets to digital channels. According to eMarketer, in the United States, more than a third of the day is expected to be spent on digital media consumption during 2026. This digital consumption is occurring across multiple devices, including mobile, desktop, tablets, gaming devices, and CTVs. These trends may contribute to increases in both the supply and demand of available ad impressions that can be monetized programmatically.

Shift to Programmatic Advertising

Programmatic advertising is the use of software and algorithms to match buyers and sellers of digital advertising in a real-time technology-driven marketplace. The transactions are executed in milliseconds and do not require manual labor for execution. It is becoming increasingly prominent in the digital advertising industry, as publishers and advertisers prefer that their bids/asks for digital ad inventory be completed in an easy, efficient, and automated manner. Additional advantages of programmatic advertising include enhanced audience targeting, attribution, and measurement, as well as improved customized campaign management workflow solutions. According to eMarketer, U.S. programmatic digital video ad spending is expected to increase from approximately $118 billion in 2025 to roughly $159 billion in 2027, at a CAGR of approximately 16%.

Data Driven Decision Making and AI

As the digital media industry grows, increased consumer engagement by audiences has generated large amounts of data and behavioral insights that can be harnessed to maximize returns on investment (“ROI”) for advertisers through effective audience targeting and measurement, and to optimize digital inventory monetization for publishers. These insights include industry-compliant anonymized data sets relating to consumer interests, preferences, and intent, as well as auction data from advertising bid requests. Technology solutions must efficiently and effectively process, analyze, and manage this growing volume of data while addressing increasing regulatory requirements and audience protection standards. AI is also becoming increasingly prevalent within the industry to enhance usability and maximize efficiency and effectiveness for advertisers and digital publishers across the advertising ecosystem.

Consumer Privacy and Regulatory Concerns

In recent years, there has been growing attention on how consumer data is being collected and used for ad targeting. Both globally and locally, new laws have been introduced to protect consumer privacy and set new standards for the digital advertising industry. Key regulations include the GDPR (General Data Protection Regulation), the UK GDPR, the ePrivacy Directive (as implemented in national laws, including the UK Privacy and Electronic Communications Regulations), California Consumer Privacy Act as amended by the California Privacy Rights Act, California Invasion of Privacy Act, the Colorado Privacy Act, the Connecticut Data Privacy Act, Florida Digital Bill of Rights, Indiana Consumer Data Protection Act, Iowa Consumer Data Protection Act, Kentucky Consumer Data Protection Act, Maryland Online Data Privacy Act, Montana Consumer Privacy Act, Nevada Privacy of Information Collected on the Internet from Consumers Act, New Jersey Data Protection Act, Oregon Consumer Privacy Act, Rhode Island Data Transparency and Privacy Protection Act, Texas Consumer Privacy Protection Act, Utah Consumer Privacy Act, Virginia Consumer Data Protection Act, and Apple’s Identifier for Advertisers. Additionally, major web browsers like Safari and Firefox have eliminated third-party cookies, and Google is moving towards a system where users must opt-in to share their data with third-party cookies. These changes require companies in the digital advertising space to constantly adapt to meet new privacy requirements.

Seasonality

In the advertising industry, companies commonly experience seasonal fluctuations in revenue. For example, many marketers allocate the largest portion of their budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing. Historically, the fourth quarter of the calendar year has reflected our highest level of advertising activity, while the first quarter has generally represented our lowest quarterly revenue due to seasonal factors. Historical seasonality may not be predictive of future results, given the potential for changes in consumer activity and advertising patterns as advertisers respond to emerging industry trends, dynamic macroeconomic conditions, global trade developments, political conditions, election cycles, major non-annual advertising events, and ongoing geopolitical hostilities. Nevertheless, we expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole.

Our Market Opportunity

We believe that we are well positioned to capitalize on some of the fastest-growing segments of digital advertising, such as Video, including CTV, which reflected 66% of our revenue for the year ended December 31, 2025.

Global digital advertising spend is forecasted to be $792 billion for 2025 and is expected to grow at an approximately 10% CAGR to over $1.1 trillion in 2029. As advertisers follow audiences to emerging digital channels, digital advertising is expected to outpace the growth of total global media ad spend. Increased internet bandwidth in developing countries is expected to support this growth, and the increasing proliferation of next-generation mobile, CTV, and other on-the-go technology devices in developed countries, alongside changes in consumer content viewing habits, is driving growing video viewership. These trends are expected to contribute to increased adoption of full-screen video formats, which have historically been widely used by advertisers. We believe these long-term shifts in the industry present opportunities for companies operating in the digital advertising technology space, particularly Nexxen, given its long-standing focus on Video, CTV, robust and differentiated datasets, and AI, alongside its end-to-end platform model, which we believe may provide opportunities to capture a broader market opportunity relative to one-sided peers and competitors.

Digital Video and CTV Advertising

We address some of the fastest growing areas within digital advertising, Video and CTV, which are expected to grow at an accelerated rate compared to other formats. In the U.S., where we generate most of our revenue, the growth rates and adoption of Video and CTV are expected to be even higher. According to eMarketer, U.S. CTV ad spend is projected to grow at a CAGR of approximately 12% from 2025 to 2029, reaching roughly $53 billion. U.S. Video ad spend is projected to grow at a CAGR of approximately 13% from 2025 to 2029, reaching roughly $216 billion. Additionally, the number of digital video viewers worldwide is expected to reach approximately 4.5 billion by 2029.

Linear TV budgets are increasingly shifting towards digital video and CTV, driving greater demand for these premium ad formats. These market trends underpin our strategic focus on these activities, which we believe may present continued growth opportunities given the proliferation of smart TVs, the growing availability of ad-supported streaming content and providers, native Smart TV home screen advertising units becoming available programmatically, and live sports increasingly being viewed across digital environments. As linear TV and CTV continue to converge, with many linear TV broadcasters expanding their CTV footprints through digital assets such as FAST channels and streaming apps, we anticipate that advertisers, digital publishers, and broadcasters will increasingly seek platforms such as ours that can support cross-planning between linear TV, CTV, and other digital environments, which could contribute to higher levels of CTV demand on our platform over time. Finally, our robust and advanced TV data sources and capabilities offered through Nexxen Data Platform, available to customers leveraging our CTV advertising technology solutions, in many instances can support more effective targeting for advertisers across the TV landscape as well as improved ROI on CTV advertising spend, which could contribute to greater long-term CTV revenue growth opportunities.

Mobile Advertising

The number of consumers with smart phones and high-speed internet is expected to continue rising, supporting mobile advertising as a prominent channel within digital. According to eMarketer, U.S. mobile digital ad spend is projected to grow at a CAGR of approximately 10% from 2025 to 2029, reaching approximately $336 billion. As generative AI technologies, including large language models (“LLMs”), begin to shift user attention and engagement patterns away from traditional desktop and mobile web experiences, we see potential for sizable growth within mobile in-app advertising, which may be less impacted by these changes, and we are allocating additional resources and focus to support expansion within this channel.

Our Role in the Digital Advertising Ecosystem

Advertisers and Agencies

Spending begins with advertisers, who often engage advertising agencies to help plan, execute, and manage their campaigns. To better control and optimize advertising operations, advertisers and agencies are consolidating spend with fewer, larger technology platforms that can deliver transparency, support high-quality inventory, offer data- and AI-driven campaign planning, activation, and measurement, and help generate better returns on advertising spend (“ROAS”) relative to other solutions. These advertisers and agencies access our platform through both Nexxen DSP and other third-party DSPs. We believe that our end-to-end technology platform and direct relationships with advertisers and agencies may contribute to increasing consolidation of spend on our platform over time.

Demand Side Platforms (“DSP”)

Advertisers and agencies often engage DSPs, which serve as advertising demand aggregators, to plan, execute, and manage their digital marketing campaigns across various ad formats. We offer self-service, managed-service, and hybrid options through our DSP, supporting customized, flexible, and robust campaigns. We are also integrated with other leading DSPs globally, such as The Trade Desk and Google DV360, which enables customers to transact in real-time with both our publisher clients and other external publishers.

Supply Side Platforms (“SSP”)

SSPs such as ours are designed to monetize digital inventory for publishers and app developers by enabling their content to meet the necessary software code and programmatic integration requirements. Buyers and sellers come together through our marketplace to monetize, target, and purchase available digital advertising inventory. Our platform is designed to efficiently process significant volumes of advertising bid information, providing a seamless digital experience for our customers. Traditionally, SSPs have focused exclusively on the needs of sellers in this process and have limited their interactions with buyers to the buyers’ agent, the DSP (though this dynamic has evolved recently). As buyers have sought greater control of their advertising supply chain, we have extended the capabilities of our specialized platform over recent years to serve the needs of advertisers and agencies. In addition to operating Nexxen SSP, we are integrated with other leading SSPs globally, such as Magnite and Pubmatic, which allows customers to transact in real time with our advertiser and agency clients, as well as other external advertisers and agencies.

Publishers and Content Providers

Digital publishers and app developers create websites, digital content, and applications for user consumption, along with associated digital advertising space. As consumers navigate these websites and apps, individual ad impressions are delivered across various ad formats and channels. These impressions are typically sold to advertisers and agencies programmatically in real-time via a third-party technology infrastructure or SSP. Publishers and app developers rely on advertising revenue as a primary growth driver for their businesses and depend on the capabilities of these third parties to achieve optimal yield for their advertising inventory. As of December 31, 2025, we served 1,304 active publishers worldwide on our platform, consisting of 184,090 active sites and apps to which we have direct access to deliver ads for our customers.

Our Strengths

We believe the following attributes and capabilities provide us with long-term competitive advantages.

Established Expertise in Video, Including Mobile and CTV

We believe Video, including CTV and mobile video, is among the fastest growing areas of digital advertising, and Video represented 66% of our total revenue for the year ended December 31, 2025, and approximately 71% of our revenue excluding Performance (non-programmatic) activity for the year ended December 31, 2025. We were one of the first movers in the digital video advertising and CTV markets, in several cases releasing industry-first solutions, helping us gain early traction, strong customer adoption, and recognition as a leading advertising technology provider within these markets. Our platform was intentionally built as an end-to-end video campaign delivery solution and, over time, we have further enhanced our platform’s Video- and CTV-focused technology and data capabilities through both organic investment and acquisitions. We intend to continue investing in, innovating, and releasing new Video-focused solutions. In 2025, we launched, to the best of our knowledge, the industry’s first solution for programmatic Smart TV home screen ad activation, further strengthening our position as an innovative leader in the CTV market. We are also expanding our mobile in-app footprint and partnerships, which we believe represents a significant growth opportunity which may also help mitigate potential impacts from evolving consumer behaviors, including the increased adoption of generative AI-driven search platforms and other LLMs.

End-to-End Platform with Proprietary Technology, Data, and AI

We leverage our fully integrated, unified, end-to-end platform to help advertisers and digital publishers maximize ROI while optimizing the connection between brands, audiences, and media partners using our proprietary data sets, technology products, and suite of AI-powered solutions, which we’ve branded as “nexAI”. We can assist customers across all stages of the campaign lifecycle including planning, activation, optimization, monetization, and measurement. We believe we have a competitive advantage through our proprietary data, robust demand and supply sources, partnerships with premium vendors, AI suite, and comprehensive solutions across the digital advertising technology supply chain. As a technology-first solution, our platform is agnostic and capable of transacting end-to-end or integrating with third-party sources to serve our customers, which we believe differentiates us, can support long-term growth, and can expand our addressable market across both sides of the digital advertising ecosystem.

Scale and Reach with Audiences, Advertisers, and Publishers

Our platform currently accommodates approximately 487 billion daily ad requests and approximately 679 million daily ad impressions on average. This significant daily volume of ad requests, data, and impressions provides scale with publishers and access to direct, and in some cases exclusive, premium advertising inventory, enabling our advertising customers to avoid intermediaries and reduce costs. Operating an end-to-end platform strongly positions us to minimize the loss of scale typically associated with two independent platforms user-syncing with each other. This advantage supports efficient and highly scalable audience-targeted buying strategies to maximize ROAS.

Nexxen Data Platform: Integrated Data, AI, Machine Learning, and Technology Drives ROI

Our proprietary Nexxen Data Platform is a flexible, fully integrated solution comprised of robust, and, in some cases, exclusive datasets that can be leveraged across campaigns, formats, and stages of the digital advertising lifecycle. The platform facilitates the entire data supply chain, including through direct data onboarding, audience targeting and sentiment analysis tools, identity solutions, audience reach extension, and measurement, providing advertisers and digital publishers with a comprehensive approach to leveraging data.

Nexxen Data Platform combines first-party data with third-party partnerships to identify, reach, and expand curated audiences, benefiting both advertiser and publisher customers. It employs AI in the form of machine learning algorithms and statistical models to aggregate and analyze vast volumes of data, contextualizing it into actionable insights that can be applied in real-time across campaigns to fuel better performance and efficiency. This integration of data and AI with our end-to-end technology is designed to drive performance for customers by optimizing media costs, improving targeting precision, and protecting against invalid traffic.

Our machine learning algorithms can process millions of requests per second to support optimization and prediction models, including invalid traffic monitoring, viewability, queries per second, bidding, and pricing. These capabilities enable us to continuously identify, build, expand, and refine audiences, helping customers achieve their key performance indicators (“KPIs”) and maximize ROI across campaigns.

Partnership with, and Investment in, V, and Programmatic Smart TV Home Screen Solution

Since 2022, Nexxen has partnered with, and invested in, V, a subsidiary of Hisense and the world’s fastest-growing major CTV operating system (“CTV OS”), powering Hisense, Toshiba, and other CTV brands. In 2025, we announced our intent to increase our total investment in V from $25 million to $60 million while extending and expanding our commercial partnership through at least the end of 2029 (previously through 2026). Our investment will represent an approximately 6% equity stake in V once fully deployed, of which $45 million has been invested ($25 million in 2022 and $20 million in Q3 2025), with the remaining $15 million expected to be invested in Q3 2026. We expect to generate returns on this investment over time as V executes its ambitious global growth plans, including by leveraging our most recently invested capital to expand its North American CTV footprint.

Through our commercial partnership, Nexxen has secured global automatic content recognition (“ACR”) data exclusivity and ad monetization exclusivity on V’s North American video and native display media through at least the end of 2029. Leveraging our end-to-end platform and this exclusivity, we launched what we believe to be the industry’s first solution for programmatic Smart TV home screen ad activation in 2025 on Hisense and other V-powered Smart TVs, providing access to premium, high-value placements on a rapidly-growing base of CTV home screens. To the best of our knowledge, we believe no other digital advertising technology company currently offers this capability, differentiating Nexxen, accelerating our long-term CTV revenue growth potential, and helping insulate us from SPO trends implemented by the world’s largest DSPs. We believe over time we can expand this capability beyond V-powered CTVs to other major CTV original equipment manufacturers (“CTV OEMs”).

Exclusive access to V’s global ACR data further differentiates Nexxen with robust CTV targeting and measurement solutions, which we believe can attract higher levels of CTV advertising spending to our platform by supporting performance and advertiser ROI. Additionally, we can license this ACR data to third parties, creating an additional high-margin growth trajectory we expect to capitalize on over time.

Management Team of Industry Veterans with Extensive Expertise

Our senior management team brings deep experience in the digital advertising technology industry, which we believe provides a competitive advantage. The team has a strong track record of acquiring and integrating synergistic businesses, as well as driving organic growth, which we believe positions Nexxen to continue expanding its growth and profitability.

Profitability

Historically, we have delivered strong margins relative to our peers in the advertising technology industry. For the year ended December 31, 2025, our total comprehensive income margin was 7.6% and our Adjusted EBITDA margin (as a percentage of revenue) was 31.6%, compared to our total comprehensive income margin of 9.7% and Adjusted EBITDA margin (as a percentage of revenue) of 31.3% for the year ended December 31, 2024. Our total comprehensive income margin decrease in 2025 was driven by a $7.5 million decline in total comprehensive income, partially offset by a $0.7 million decrease in revenue. Our Adjusted EBITDA margin increase in 2025 was driven by a $0.6 million increase in Adjusted EBITDA and a $0.7 million decrease in revenue. We believe we can expand our profitability and margins over time through revenue, total comprehensive income, and Contribution ex-TAC growth, improving operating leverage driven by the structural cost advantages of our end-to-end model, and efficiencies enabled by nexAI. We intend to continuously improve our cost structure and enhance our AI integrations, while our ability to sell multiple technology and data solutions across the advertising ecosystem, combined with our differentiated offerings, is expected to further support long-term growth and profitability expansion.

Our Growth Strategy

We believe that programmatic advertising is still an underpenetrated market that will experience robust growth over the next decade as ad budgets continue to shift to digital and as digital continues to shift towards programmatic execution. We intend to capitalize on these secular trends by pursuing growth opportunities that include:

Focus on Core Areas of Growth in Video, Including Mobile and CTV

CTV is one of the fastest growth formats within digital advertising, and this trend is expected to continue over the next several years, according to eMarketer. In the United States, CTV advertising spend is expected to grow at a CAGR of approximately 12% from 2025 to 2029, while digital Video advertising spend is expected to grow at a CAGR of approximately 13%, reaching roughly $216 billion by 2029. Video (including mobile video, desktop video and CTV) advertising represented approximately 71% of our revenue without Performance (non-programmatic) activity for the year ended December 31, 2025, and remains a core strategic focus. We plan to leverage our existing expertise in Video and CTV to grow our market share and plan to introduce new, differentiated solutions to drive performance for customers. According to eMarketer, U.S. mobile digital ad spend is projected to grow at a CAGR of approximately 10% from 2025 to 2029, reaching approximately $336 billion. As generative AI technologies, including LLMs, begin to shift user attention and engagement patterns away from traditional desktop and mobile web experiences, we see potential for sizable growth within mobile in-app advertising, which may be less impacted by these changes, and we are allocating additional resources and focus to support expansion within this channel, including through growing partnerships.

Introduce New Solutions and Capabilities, and Invest in our Technology, Data, and AI Stack

As we grow our market share and add new customers, we continue to invest in our technology, data, and AI stack and develop new innovative solutions. We are continuously focused on introducing differentiated solutions to address the rapidly evolving digital advertising market. Key areas of potential growth and investment include enhancing our proprietary data sets and capabilities within Nexxen Data Platform through AI and machine learning; expanding and strengthening our CTV advertising offerings; increasing our mobile in-app footprint and capabilities; enhancing our audience targeting capabilities; expanding our identity solutions; and broadening our global platform coverage.

We provide customers with creative alternatives to plan and execute campaigns, offering complementary scale and opportunities to enhance audience targeting strategies. For example, we offer, and will continue to enhance, contextual and other audience targeting solutions powered by content data collected through our publisher partnerships, as well as third-party solutions integrated into our ecosystem.

Industry-wide movement away from cookie-based tracking has increased demand for alternative identity solutions. We offer our own proprietary identity solutions, and maintain partnerships with, and are increasingly integrating, major alternative identifier frameworks such as IdentityLink and Unified ID 2.0. We are committed to supporting evolving privacy requirements and emerging identifier standards. We believe the industry will not converge on a single alternative to cookie-based tracking, and we are enhancing our platform to agnostically support multiple identity solutions.

Capitalize on V Partnership and Programmatic Smart TV Home Screen Ad Activation Solution

Nexxen is partnered with V, a subsidiary of Hisense and the world’s fastest-growing major CTV OS, and has extended the partnership through at least the end of 2029, positioning us to benefit from the continued global expansion of V-powered Smart TVs. We intend to invest in our commercial, media, and data teams to fully capitalize on the holistic opportunity presented by this partnership.

Through this partnership, Nexxen has secured global ACR data exclusivity on V-powered CTVs and ad monetization exclusivity on V’s North American video and native display media through at least the end of 2029. Leveraging our end-to-end platform and this exclusivity, we launched what we believe to be the industry’s first solution for programmatic Smart TV home screen ad activation in 2025 on Hisense and other V-powered Smart TVs, providing access to differentiated, high-attention CTV ad placements commanding premium pricing. To the best of our knowledge, no other digital advertising technology company currently offers this capability, which we believe further differentiates Nexxen, creates a strong competitive moat, can attract greater CTV advertising spend to our platform, and can potentially accelerate our long-term CTV and data revenue growth opportunity. Over time, we expect to expand this programmatic Smart TV home screen ad activation solution beyond V-powered CTVs to additional CTV OEMs.

Exclusive access to V’s global ACR data further strengthens our CTV audience targeting and measurement capabilities, supporting advertiser performance and ROI while providing the potential to attract higher levels of advertising spend to our platform. Additionally, we can license V’s ACR data, creating an additional high-margin growth opportunity.

Expand End-to-End Enterprise Partnerships and Revenue

In addition to other areas, we are focused on expanding relationships with large enterprise self-service customers that have significant advertising budgets. As an end-to-end platform, we are uniquely positioned to support these customers across the entire advertising and data supply chain, including planning, activation, optimization, monetization, and measurement, delivering both performance and operational efficiencies. Our integrated platform enables enterprise customers to maximize audience reach, gain robust data insights, drive higher ROI, and simplify campaign execution, while simultaneously driving increased revenue and profitability for Nexxen. By facilitating both sides of the transaction, from demand via our DSP to supply via our SSP, we believe enterprise partnerships offer a disproportionate growth opportunity compared to one-sided platform competitors and can provide a degree of insulation from SPO trends being implemented by large DSPs.

Strengthen Our Relationships with Existing Customers

We are continuously enhancing functionality across our platform to attract new customers, encourage our existing customer base to allocate more of their advertising spend and inventory to our platform, and have customers adopt more solutions within our product ecosystem. As programmatic advertising adoption grows, and as brands and publishers increasingly focus on Video, CTV, data, AI, efficiency, and improved ROI, we believe we are well-positioned to both expand our customer base and generate additional revenue from existing customers.

Expand Our International Footprint and U.S. Market Share

We continue to acquire new publishers and advertisers across markets while expanding our global footprint, delivering significant demand and supply for digital ad impressions across all channels and formats. We will continue to enhance and expand third-party integrations to maintain and improve our platform’s flexibility, while leveraging our technology and data stack to provide innovative solutions to new and existing customers across markets and platforms. By consistently developing new tools and products, and enhancing existing ones, we believe we can help customers maximize the value of our platform and services, accelerating our long-term growth potential.

Continue to Bolster Nexxen Data Platform’s Capabilities

We leverage real-time data, AI, and machine learning to synthesize, aggregate, and contextualize vast datasets, helping our advertiser and publisher customers optimize digital ad spend and inventory management. Nexxen Data Platform was architected for flexibility, delivering impactful insights that are agnostic to format or device. By owning and operating a proprietary data platform, we can provide robust analytics, audience targeting, segmentation, reach extension, and measurement on a global scale. We continuously enhance the platform to make it seamless for customers to directly onboard first-party data, leverage identifier solutions, expand audience reach, and optimize and measure campaign effectiveness, all within a single, integrated platform. We believe this combination gives us a competitive advantage, enabling higher ROI for advertisers, optimal yield for publishers, and strong growth potential for Nexxen amid the industry’s increasing focus on performance. We believe we can extend this advantage by further investing in data and AI, and introducing more data- and AI- powered solutions and capabilities, to enhance the efficacy and usability of our data to maximize results for customers, which in turn can potentially increase the advertising spend and inventory allocated to our platform.

Leverage our Industry Expertise and Target Select Acquisitions

We have a successful track record with past acquisitions and may leverage our industry experience to identify future complementary opportunities that broaden our scale and enhance our technology and data solutions. If we identify future attractive acquisition opportunities, we believe we have the expertise, leadership, and operational capability to execute strategic transactions and effectively integrate them into our platform.

Our Solution and End-to-End Technology Platform

Our Solution

Our end-to-end platform is a comprehensive software suite that supports a wide range of media types (such as Video, Smart TV native, audio, and display) and devices (including mobile devices, CTVs, streaming devices, and desktops), creating an efficient marketplace where advertisers can purchase high-quality advertising inventory from publishers at scale. Our solutions provide a number of advantages, including an advanced real-time bidding auction optimization engine, access to a global, high-quality marketplace, robust data and AI capabilities, and flexibility to execute concurrent campaign strategies designed to drive strong returns on digital advertising investments. When customers utilize our platform on an end-to-end basis, they often realize cost efficiencies and enhanced ROAS.

Our platform handles approximately 487 billion daily ad requests on average. Each ad request is processed in a fraction of a second (55ms on average) and powered by our real-time bidding engine, which leverages private servers and infrastructure in four strategically placed data centers located in the U.S., Europe, and Asia Pacific, as well as cloud resources.

Key Components of our end-to-end platform include:

•
Demand Side Platform – We offer a self-service DSP solution that enables advertisers and their agencies to efficiently plan, activate, and manage omnichannel campaigns, optimize toward improved performance and ROI, and gain deep insights into brand engagement. Our DSP provides extensive access to premium inventory, differentiated data for audience targeting, AI, planning capabilities across formats, incrementality testing solutions, and advanced reporting and measurement. We also offer full-service or hybrid buying models for advertisers and agencies to support a broad range of business needs.

•
Data Platform – We offer a fully integrated data platform that sits at the core of our end-to-end offering and unlocks the value of data flowing through our DSP and SSP solutions. Our data platform, referred to as “Nexxen Data Platform,” enables advertisers and publishers to directly onboard, manage, plan, activate and measure, with data from multiple (and in some case exclusive) sources to optimize performance and ROI. Nexxen Data Platform delivers actionable insights and recommendations across geographic, behavioral, consumption, demographic, and other data dimensions within a unified solution. Our data platform supports direct data onboarding, audience targeting and segmentation, sentiment analysis, reach extension, identity resolution, optimization, and measurement, and is continually enhanced through AI and machine learning. We believe an integrated data platform that can support advertisers and digital publishers across the entire data supply chain is a critical component of our marketplace, as it enables more accurate audience targeting, improved campaign optimization, and consistent data activation across channels and formats.

•
Supply Side Platform – We offer a self-service SSP solution that enables publishers to sell their digital advertising inventory through a real-time bidding auction across all screens, including mobile devices, CTVs, streaming devices, and desktops. Our SSP provides publishers with access to robust data, differentiated demand sources, and a comprehensive product suite designed to support efficient and effective inventory management, yield optimization, deal management and revenue growth.

•
Analytics and AI (“nexAI”) – We collect, synthesize, and analyze data across our platform using a combination of our comprehensive suite of AI-powered solutions (which we’ve branded as “nexAI”), machine learning, and deep learning technologies. These capabilities generate efficiency and actionable insights that inform bidding decisions, optimize campaign performance, and support forecasting of ad impression and auction dynamics. We believe these analytics and AI-driven capabilities enhance outcomes for both advertisers and publishers, and we expect to continue investing in these technologies to improve performance, efficiency, and scalability across our platform.

•
Nexxen Discovery – Nexxen Discovery is an audience insight and activation product, and key component of Nexxen Data Platform. It unifies data from cross-channel sources, including our proprietary TV viewership data, and leverages first-party data to build intelligent audience profiles that are utilized across planning and activation. Powered by AI and machine learning, Nexxen Discovery provides actionable audience insights, including around sentiment analysis, interest, and brand affinity, to help customers create targeted segments, extend reach, and optimize campaigns in real time. It integrates seamlessly with our DSP and SSP to support planning, activation, and measurement across channels and inventory.

•
Nexxen Studio – Nexxen’s in-house digital creative studio provides a range of creative solutions tailored to the needs of brands and agencies. Our comprehensive pre-flight creative testing and audience based in-flight creative optimization capabilities are enhanced through AI and fully integrated with Nexxen’s flexible, unified platform to maximize campaign performance.

DSP

Key features of our DSP include:

•	Comprehensive, AI-powered, intuitive self-service interface that enables advertisers to seamlessly plan, activate, and manage campaigns with full control while streamlining daily workflows.

•	Advanced machine learning algorithms that optimize toward customers’ specific campaign goals, provide efficiency, and drive effective buying to meet online and offline KPIs.

•
Seamless access to a variety of premium (and in some cases exclusive) data sources, including advertisers’ first-party data, proprietary Nexxen data, and a wide range of specialized third-party data across verticals.

•	Robust forecasting and planning tools that accurately predict reach and spend across screens, formats, and audiences, helping advertisers strategically prepare campaigns for success.

•	Access to premium (and in some cases exclusive) supply from Nexxen SSP and other leading third-party SSPs.

•	Programmatic buying support for Smart TV home screen native units.

•	Real-time automated bidding and optimization that leverages AI to improve campaign performance dynamically.

•
Comprehensive and transparent omnichannel reporting and analytics tools that allow advertisers to track campaign performance in real-time, build custom and advanced reports, and combine with other data sets for independent analysis.

•	Integration with Nexxen Studio, offering creative solutions ranging from turnkey to fully customizable designed to drive performance across digital environments.

•	Data and brand surveys that deliver actionable insights for advertisers to evaluate brand lift, behavioral engagement, and emotional impact.

•	Comprehensive suite of brand safety solutions, including integrations with industry-leading verification partners, ensuring campaigns are executed securely and with confidence.

SSP

Key features of our SSP include:

•
Comprehensive and highly intuitive self-service platform that enables publishers to easily integrate into our ecosystem, manage their digital inventory, access real-time reporting and analytics, and transact with programmatic buyers through private marketplace (“PMP”) deals. Publishers also benefit from demand available directly through our proprietary DSP solution and additional demand facilitation initiatives driven by our global salesforce.

•
Direct connection to Nexxen DSP, and other major leading DSPs, alongside compatibility with most AdAge top 100 brands. Our SSP delivers over 21 billion advertisements to viewers every month, optimizes content across multiple ad formats, builds effective custom audiences, and delivers strong ROI at scale.

•	Omnichannel marketplace with access to 1,304 active publishers across the globe.

•	Access to proprietary ACR data through our exclusive TV Intelligence product, which enhances monetization by creating comprehensive audience targeting opportunities.

•
Simplified first-party data onboarding for key-value pair targeting, contextual cookie-less targeting options, and access to a variety of third-party audience data sources. Identity resolution capabilities allow publishers to connect audiences across devices and channels, providing advertisers with a closer connection to their target audiences and improving inventory monetization.

•	Industry-leading forecasting analytics and data-driven yield optimization tools that maximize inventory monetization and deliver strong ROI at scale.

•	Ability for publishers to customize their experience by opting out of certain ad verticals or specific advertisers, managing channel conflicts, and controlling inventory access.

•
Support for all major integration types, including open real-time bidding, header-bidding solutions, and proprietary client-side solutions, such as our video player, giving publishers flexibility in how they offer inventory to advertisers.

•
Curated Marketplace, a self-service or API-accessed solution for brands, publishers, media, and data companies to manage, optimize, and monetize assets with a direct path to premium publisher inventory. This product allows users to create highly targeted, high-value PMPs.

•	Transparent pricing and reporting that enables publishers to see revenue performance and make data-driven decisions about their inventory.

Nexxen Data Platform

Key features of Nexxen Data Platform include:

•
Integrated audience segmentation and targeting – Audience segments are generated directly within our platform using a combination of first- and third-party data, including strategic data partnerships. Advertisers and publishers can also connect and activate their own first-party data across our ecosystem to improve campaign precision.

•
Advanced machine learning and AI capabilities – Our platform leverages statistical models and AI-driven analysis to uncover insights from behavioral, demographic, and contextual data, enabling advertisers and publishers to achieve stronger performance metrics, optimize targeting, and improve ROI.

•
Direct onboarding and activation of first-party data – Advertisers and publishers can seamlessly and directly onboard their first-party data into Nexxen Data Platform, enabling unified reporting, reach extension, audience targeting, and advanced measurement across the entire ecosystem.

•
Enhanced forecasting and analytics – The platform provides actionable insights and forecasting tools to predict audience scale, reach, and media costs. Insights can be accessed through self-service interfaces or curated by our data team to support campaign planning and PMPs.

•	Identifier and measurement solutions – Our platform includes identity resolution capabilities, connecting audiences across devices and channels to enhance targeting, attribution, and measurement.

•
Proprietary data assets and TV intelligence – Our expertise in collecting, packaging, and activating TV viewership data through Nexxen TV Intelligence allows advertisers to plan, activate, and measure campaigns across digital formats with retargeting and attribution benefits. Nexxen has an exclusive global ACR data partnership with V that customers can leverage in their CTV targeting and measurement efforts.

•
End-to-end ecosystem integration – As part of our unified tech stack, our data platform seamlessly connects with our DSP, SSP, AI, and other tools, enabling efficient audience activation, campaign optimization, and measurement across the full advertising supply chain.

Nexxen Discovery

Key features of Nexxen Discovery include:

•
Unification of disparate data across digital, TV (linear, CTV, and streaming), and social environments, combined with proprietary web-based panels and bid-stream data, to provide a clear view of audiences and enable precise, flexible targeting and reach extension.

•	Utilization of AI, machine learning, and natural language processing to analyze behavioral patterns, sentiment, trends, and interests, delivering actionable insights for customers.

•
Provides clients with a comprehensive set of capabilities to discover, understand, monitor, and engage their audiences across channels, supporting real-time activation based on consumer behaviors and interests.

•	Enables the use of first-party data to enhance targeting, expand audience reach, and optimize campaigns across channels and inventory.

•	Produces custom, transparent audience segments and smart contextual targets derived from behavioral patterns and sentiment to improve engagement, reach, and campaign performance.

Our Customers

Our customers consist largely of leading global brands and advertising agencies on the demand side, and high-quality publishers on the supply side, spanning several industries including retail, entertainment, consumer, financial services, healthcare, and others. For the year ended December 31, 2025, we had 627 active customers, including industry-leading brands and agencies such as IPG, WPP, Publicis, H/L, Yahoo!, Tinuiti, and LG.

On our demand side, brands and agencies leverage our self-service, managed-service, and hybrid DSP offerings, with integrations across the industry’s major third-party DSPs. On the supply side, we service digital publishers, app developers, and self-service platform subscribers, also supported by integrations with leading third-party SSPs.

We generally contract with customers through master services agreements (“MSAs”) and/or insertion orders, which govern the terms of running particular campaigns. Our MSAs typically have one-year terms that renew automatically unless terminated earlier, giving users access to our platform.

We maintain long-standing relationships with our customer base, which tend to repeatedly use our platform. This is reflected in our Contribution ex-TAC retention rate of 92% for the year ended December 31, 2025. While our Contribution ex-TAC per active customer increased in 2025, compared to 2024, our Contribution ex-TAC retention rate was impacted by our strategic decision to discontinue relationships with smaller customers that were not generating meaningful revenue or profitability for Nexxen to increase focus on supporting relationships with larger customers that have more sizable budgets to deploy. Advertising spend was also constrained to an extent due to cautious and uneven consumer spending, macroeconomic and industry uncertainty, evolving U.S. trade dynamics, ongoing geopolitical hostilities, tariffs, reduced political advertising spend, and reduced spending by one large DSP customer driven by their increased SPO efforts. Over time, we anticipate increasing our Contribution ex-TAC retention rate, supported by our ability to generate strong customer ROI through multiple integrated solutions spanning the entire digital advertising supply chain.

Our Competition

We have a number of competitors that operate in portions of our business, but few provide the full end-to-end technology solution that we offer.

We believe that our long track record and expertise in the digital advertising industry, combined with our ability to operate technology and data solutions for both sides of the advertising ecosystem through a unified data- and AI-powered platform, gives us significant advantages in platform development and a long lead over new entrants. Our platform supports the entire campaign lifecycle, from planning and activation to optimization, measurement, and monetization, enabling advertisers and publishers to maximize ROI and efficiency. We compete primarily based on the campaign performance of our platform, the breadth and capabilities of our technology, identity resolution, omnichannel reach, planning and audience tools, proprietary datasets, AI features, and advanced reporting and measurement functionalities. On the demand side, companies such as Viant Technology, Inc. and The Trade Desk, Inc. are some of our key competitors.

On the supply side, companies such as Magnite, Inc., FreeWheel Media, Inc., and PubMatic, Inc. are our main competitors, all of which compete to provide publisher inventory to advertisers.

We believe the principal competitive factors in our industry include:

•	proven, robust, and differentiated self-service, managed-service, and hybrid offerings;

•	omnichannel execution;

•	integration and ease-of-use;

•	quality, scale, and reach of digital advertising demand and inventory globally;

•	first-party data and identity solutions;

•	depth and breadth of relationships with brand advertisers, premium publishers, agencies, and data providers;

•	full suite of viewability, measurement, verification, and brand safety offerings;

•	customer support and account management;

•	differentiated data, media, and demand sources;

•	data efficacy and the ability to drive performance and ROI;

•	ability to support customers across their workflows;

•	AI, machine learning, and technology capabilities and innovation;

•	flexible pricing; and

•	transparency.

We believe that we compete favorably with respect to all these factors and are well positioned as a full-service, end-to-end platform catering to both advertisers and digital publishers.

Technology and Development

Our business model enables us to invest in our research and development, which has been a key driver of our growth. Our platform is highly efficient at processing and managing large, complex data sets and is used in real-time by both advertisers and digital publishers. We are committed to innovative technologies and the rapid introduction of enhanced functionalities to meet the evolving needs of our customers. We therefore expect technology and development expenses to increase as we continue to invest in our platform, particularly through investments in AI, data, and machine learning, to support higher advertising spend volumes, attract new customers, differentiate our platform, and expand in the U.S. and internationally. Our technology and development teams are based in the United States and Israel. For December 31, 2025, research and development expenses accounted for 20.9% of our operating expenses.

Sales and Marketing

As an end-to-end platform, we have highly qualified sales teams dedicated to acquiring new premium advertiser and publisher customers and expanding revenue relationships with existing customers. These teams focus on selling access to our platform through self-service, managed-service, and hybrid offerings. Our global sales and marketing team consisted of 502 employees (inclusive of all sales, marketing, and relevant support teams) as of December 31, 2025, and takes a proactive, hands-on approach to cultivating and enhancing advertiser, agency, and digital publisher relationships.

We have dedicated teams focused on post-sale support to ensure customer success. Our client success team onboards advertisers and regularly liaises with them to optimize delivery against KPIs and help achieve their goals throughout the campaign lifecycle. Our publisher operations team onboards publishers and engages directly with them to support their needs and help effectively monetize inventory.

Our Team and Culture

As part of our track record of successfully integrating acquisitions and managing a global, multi-functional organization, we pride ourselves on bringing together teams across geographies, products, and functions under one cohesive culture. We strive daily to embody innovation, commitment, collaboration, and authenticity.

Our management team fosters a transparent culture, encouraging employees to share their feedback, ideas, and suggestions through an open-door policy and internal surveys that gauge satisfaction and gather input for continuous improvement. We communicate and build relationships with external stakeholders through our marketing efforts, including digital and social media, events, public relations, direct marketing, and online advertising. Our “People & Culture” programs provide employees with volunteer opportunities in local communities, particularly focused on education and serving the underprivileged. We also regularly donate to volunteer associations.

Our employees generally have long tenure across our entities, with an average tenure of approximately seven years for our leadership team and approximately five years across all employees.

We believe we attract talented employees to our company, and sophisticated customers to our platform, largely due to our vision and commitment to leveraging cutting-edge data, technology, and AI to create solutions that help advance the digital advertising industry.

As of December 31, 2025, we had 909 employees globally.

Intellectual Property

Our success depends, in part, on our ability to protect the proprietary methods and technologies that we develop or otherwise acquire. We rely on a combination of patent, trademark, copyright, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies and own more than 50 patents in the United States. In 2024, we successfully rebranded our Company’s various businesses under the name “Nexxen” and associated Nexxen logo to further promote our unified service and product offerings. The Company has been working on this rebranding in its public-facing assets. The Company has obtained international trademark registration for these trademarks. The Company has obtained trademark registrations in Australia, the European Union, Israel, Mexico, Singapore, the United Kingdom, China, and the United States. The Company is actively prosecuting similar trademark applications in Canada and Japan. The Company also uses and actively protects other trademarks in various jurisdictions and holds trademark registrations for the Perk mark in the United States and the Perk logo in Australia, New Zealand, India, the European Union, United Kingdom, and WIPO.

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

The U.S. Congress and state legislatures, along with federal regulatory authorities, have increased their attention on matters concerning the collection and use of personal data, including relating to internet-based advertising. Data privacy legislation has been introduced in the U.S. Congress, and several states, including California, Colorado, Connecticut, Utah, and Virginia have enacted comprehensive privacy legislation granting rights to consumers to enable increased control over the use of their data. These laws include a consumer’s ability to restrict use of their personal data for cross-context advertising purposes. Additional state legislatures have introduced data privacy legislation. Many non-U.S. jurisdictions have also enacted or are developing laws and regulations governing the collection and use of personal data. For example, the Israeli Privacy Protection Law, 5741-1981, has been amended, with amendments now in effect that extend its reach over Israeli residents as well as personal information of foreign residents transferred to Israel, each of which provide for potentially material penalties for non-compliance.

Additionally, U.S. and foreign governments have enacted or are considering enacting legislation that could significantly restrict our ability to collect, augment, analyze, use and share data collected through cookies and similar technologies, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tools to track people online. In the United States, the FTC has commenced the examination of privacy issues that arise when marketers track consumers across multiple devices, otherwise known as cross-device tracking. In addition to the requirements relating to cookies or similar technologies described in the section “Risk Factors—Risks Relating to Legal or Regulatory Constraints—We are subject to laws and regulations related to data privacy, data protection, and information security, and consumer protection across different markets where we conduct our business, including in the United States, the EEA and the United Kingdom and industry requirements and such laws, regulations, and industry requirements are constantly evolving and changing. Our actual or perceived failure to comply with such laws and regulations could have an adverse effect on our business, results of operations and financial condition”, in the European Union and the United Kingdom, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR and UK GDPR also impose conditions for obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Detailed guidance relating to these requirements has been published by the European Data Protection Board (and its predecessor, the Article 29 Working Party) as well as various supervisory authorities in the European Union and the United Kingdom. While not legally binding, such guidance reflects the position and understanding of the regulators and their approach to enforcement. Supervisory authorities in the European Union and the United Kingdom are increasingly focusing on the AdTech industry and its compliance with these requirements. Several high-profile investigations are currently underway, and a number of fines have been issued against businesses for their failure to, amongst other things, properly notify individuals of how their data is being used and to collect informed consent.

Additionally, our compliance with our privacy policy and our general consumer data privacy and security practices are subject to review by regulatory bodies such as the FTC, which may bring enforcement actions to challenge allegedly unfair and deceptive trade practices, including the violation of privacy policies and misrepresentations or material omissions therein.

Certain State Attorneys General and state privacy regulators such as the California Privacy Protection Agency (“CPPA”) in the United States may also bring enforcement actions based on comparable state laws or federal laws that permit state-level enforcement. In California, for example, the Attorney General and the CPPA may bring enforcement actions for violations of the CCPA. When we receive bid requests that include an opt-out signal, we do not “sell” or “share” personal information, as defined by the CCPA. We have also adopted the Digital Advertising Alliance CCPA Compliance Framework, which includes a technical specification to identify consumer signals to opt-out of sale of their personal information and have signed the IAB Limited Service Provider Agreement that imposes service provider obligations for certain opted-out bid requests. These IAB frameworks are designed to facilitate compliance with the CCPA although the California Attorney General’s office has not yet approved such frameworks. The CCPA sets forth high potential liabilities for data privacy violations on a per-incident basis, and the industry faces an uncertain compliance burden as our partners and publishers work to become compliant with the law. Also, the amendments to the CPPA, which became effective on January 1, 2023, impose additional data protection obligations on in scope businesses, including additional consumer rights processes and opt-outs for certain uses of sensitive data and sharing of personal data.

Since California enacted the CCPA, several states have enacted comprehensive consumer privacy laws including, but not limited to, the Colorado Privacy Act (effective July 1, 2023), the Connecticut Data Privacy Act (effective July 1, 2023), the Virginia Consumer Data Protection Act (effective January 1, 2023), and the Utah Consumer Privacy Act (effective December 31, 2023). We expect the trend of enacting new and comprehensive privacy legislation to continue not only in the United States but also around the globe.

In addition to consent and opt-out obligations under privacy and data protection laws, we face potential liability under the California Invasion of Privacy Act (“CIPA”). Plaintiffs have asserted that the use of third-party analytics, tracking technologies, cookies, and similar tools constitute “eavesdropping” or “wiretapping” under CIPA, even where such technologies are deployed to analyze consumer behavior or support advertising and marketing services. Because our platform processes data across publishers, advertisers, and consumer interactions using online tracking technologies to deliver targeted advertising, we may face CIPA claims. If CIPA claims are successfully asserted against us, we could incur material litigation costs, settlements or judgments, injunctive relief, reputational harm, and adverse impacts on our business operations.

To protect against unlawful content (advertiser and publisher), we include restrictions on content in our terms and conditions. We also utilize various technologies and processes to review publisher properties and use third party software to screen impressions we acquire through advertising exchanges.

4.C. ORGANIZATIONAL STRUCTURE

The following table sets out details of the Company’s subsidiaries:

Name of company	Country of Incorporation	Ownership Percentage
Taptica Inc.	USA	100%
YuMe Inc*	USA	100%
Perk.com Canada Inc	Canada	100%
Nexxen Group LLC	USA	100%
Nexxen Group US Holdings Inc.*	USA	100%
Nexxen Holdings Ltd*	UK	100%
Nexxen Group Ltd	UK	100%
Nexxen Media Pte. Ltd. (f/k/a Unruly Media Pte. Ltd)	Singapore	100%
Nexxen Pty Ltd*	Australia	100%
Nexxen Media Japan K.K. (f/k/a Unruly Media K.K.)	Japan	100%
Nexxen Video Distribution Sdn. Bhd. (f/k/a Unmedia Video Distribution Sdn. Bhd.)	Malaysia	100%
Nexxen CTRL GmbH (f/k/a SpearAd GmbH)	Germany	100%
Nexxen Inc.*	USA	100%
Amobee Ltd	Israel	100%

* Under these companies, there are eleven (11) wholly owned subsidiaries that are inactive, liquidated or in liquidation process.

4.D. PROPERTY, PLANTS AND EQUIPMENT

Our headquarters are located in Tel Aviv, Israel where we occupy facilities totaling approximately 26,910 square feet under a lease that expires in December 2028. In addition, we have key locations in New York, New York; Los Angeles, California; San Carlos, California; San Diego, California; San Francisco, California; Chicago, Illinois; Baltimore, Maryland; Burlington, Massachusetts; Dallas, Texas; and Bellevue, Washington in the United States, as well as international locations in Canada, the United Kingdom, Japan, Singapore, Australia, and Germany. These locations support our key business functions including sales and marketing, customer support, business development, engineering, product development, and infrastructure support. We believe that our current facilities are suitable to meet our existing needs.

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

You should carefully review and consider the information regarding our financial condition and results of operations set forth under Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 5, 2025, for an understanding of our operating results and liquidity discussions and analysis comparing fiscal year 2024 to fiscal year 2023.

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

5.A. OPERATING RESULTS

Overview

Nexxen is a global, flexible advertising technology platform with deep expertise in data and advanced TV that provides advertisers, agencies, digital publishers, broadcasters, and others with technology and data solutions to plan, buy, manage, sell, and measure advertising across the digital advertising supply chain. Our unified end-to-end platform, powered by data and artificial intelligence (“AI”), supports advertising workflows spanning planning, activation, optimization, monetization, and measurement across formats and devices, and is designed to drive full-funnel performance and efficiency for customers on both sides of the digital advertising ecosystem. While supporting digital advertising efforts across formats and devices, Nexxen maintains a particular focus on some of the industry’s fastest-growing segments, including Connected TV (“CTV”), Video, and data-driven solutions, supported by a global team of seasoned technologists and industry experts.

We believe there is a significant market opportunity within the approximately $792 billion global digital advertising market, which is expected to grow at a CAGR of approximately 10% through 2029, according to eMarketer. Publishers rely on advertising to support their businesses and brands, and advertisers use digital channels to reach targeted and measurable audiences to maximize effectiveness and returns. We believe the digital advertising market remains fragmented, and that our comprehensive end-to-end platform and data capabilities, along with our expertise in Video and CTV, positions Nexxen competitively to increase market share over time.

We believe we are well positioned to benefit from several trends in the evolving advertising ecosystem, including: the continued proliferation of digital media consumption; growing adoption of programmatic advertising; increasing advertiser focus on premium formats such as Video and CTV; the shift of linear advertising budgets toward, and their convergence with, digital advertising budgets; the continued migration of live sports to digital environments, including CTV; increased advertiser reliance on data-driven tools and AI; and the increasing sophistication of the digital advertising landscape. We address the digital advertising market through three core proprietary offerings: a demand-side platform (“DSP”) that advertisers use to plan, activate, and manage digital advertising campaigns; a supply-side platform (“SSP”) that digital publishers use to monetize inventory; and the Nexxen Data Platform, which integrates directly with both our DSP and SSP to drive performance. Our Data Platform leverages large-scale data sets, advanced machine learning techniques, and AI to generate audience insights and campaign recommendations. By contextualizing and synthesizing this data, the platform is designed to provide advertisers with a more comprehensive and granular view of audiences across formats and devices, which can improve campaign effectiveness and returns on advertising investments, while also supporting the optimization of digital publisher inventory monetization. By combining these three proprietary solutions with integrations across industry-leading partners, we offer an end-to-end platform that is designed to be flexible and scalable to meet our customers’ needs, while enabling us to operate across a broad and growing range of digital advertising spend and verticals.

Our customers are largely comprised of both ad buyers, including brands and agencies, and digital publishers. Our platform serviced a diversified customer base of 627 active customers and 1,304 active publishers as of December 31, 2025, and served advertisements in approximately 180 countries. We generate revenue through platform fees based on either (i) a percentage of spend, (ii) flat fees or (iii) fixed CPMs (“cost per mille”) that are tailored to fit our customers’ specific utilization of our solutions.

Over the past several years, the advertising environment has been influenced by a combination of macroeconomic, geopolitical, and pandemic-related factors. In 2022 and 2023, advertisers faced challenges from rising inflation, higher interest rates, and ongoing uncertainty related to the residual effects of the COVID-19 pandemic, which in some cases led to reduced or delayed campaigns. In 2024, the industry benefitted from lower inflation, reduced interest rates, and the U.S. election cycle, contributing to stronger advertising activity, although geopolitical hostilities and broader macroeconomic uncertainty continued to impact advertiser budgets and spending to an extent. In 2025, the advertising environment remained generally positive, but growth was constrained by cautious and uneven consumer spending, macroeconomic and industry uncertainty, evolving U.S. and global trade dynamics, ongoing geopolitical hostilities, tariffs, reduced political advertising spend compared to 2024, and increased supply path optimization (“SPO”) efforts by larger DSPs within the industry.

On August 18, 2022, the Company completed a $25 million investment in V (formerly known as "VIDAA"), a smart TV operating system, streaming platform, and subsidiary of Hisense, receiving a minority equity stake in V. The Company also entered a commercial partnership with V through which it gained exclusive global access to utilize and share V’s automatic content recognition (“ACR”) data for CTV audience targeting and measurement, and ad monetization exclusivity on V media in the U.S., U.K., Canada and Australia, both through at least the end of 2026. In August 2025, the Company entered into an additional investment, and new commercial, agreement with V. Under the additional investment agreement, the Company is expected to complete a total investment of up to $35 million in exchange for newly issued V ordinary shares, to be made in two tranches. The first tranche, in the amount of approximately $20 million, was completed in August 2025. The second tranche, in the amount of approximately $15 million, is expected to be deployed in Q3 2026. Following the full deployment of the previously announced investment, the Company will have invested a total of $60 million in V, representing an equity stake of approximately 6% of V’s outstanding shares. Through the Company’s new commercial agreement, which went into effect on January 1, 2026, Nexxen extended its global ACR data exclusivity with V and gained ad monetization exclusivity on V’s North American video and native display media, both through at least the end of 2029.

The Company currently has no principal long-term debt. At the beginning of 2025, the Company had a $90 million senior secured revolving credit facility (the “Revolving Credit Facility”). In May 2025, the Company announced an amendment to its Revolving Credit Facility, through which it reduced the capacity from $90 million to $50 million and extended its maturity to September 2027. The updated Revolving Credit Facility provides the Company with additional liquidity, which may be utilized for a variety of purposes (including future strategic investments and initiatives) alongside existing surplus cash resources.

Our Video revenue grew to $242.0 million for the year ended December 31, 2025, from $232.4 million for the year ended December 31, 2024, while CTV revenue fell to $109.4 million for the year ended December 31, 2025, from $113.8 million for the year ended December 31, 2024. Video revenue growth in 2025 was driven largely by strength in Desktop Video and partially offset by reduced CTV and Mobile video revenue. Video revenue growth, however, was constrained in the second half of the year, particularly Q4 2025, by several factors including reduced spending by one large DSP customer due to its increased SPO efforts in Q4 2025, more competitive CTV CPMs, the absence of elevated political advertising spend from the 2024 U.S. election cycle, and other headwinds including evolving U.S. trade dynamics, geopolitical hostilities, and tariffs, which impacted advertising spend to an extent from certain customers.

Our total comprehensive income for the year ended December 31, 2025, decreased to $27.9 million from $35.4 million for the year ended December 31, 2024, representing a decrease of 21.3%, or $7.5 million. Our Adjusted EBITDA for the year ended December 31, 2025, increased to $115.1 million, from $114.6 million for the year ended December 31, 2024, reflecting a year-over-year increase of 0.5%, or $0.6 million. Further, we had cash and cash equivalents of $133.3 million as of December 31, 2025, and no principal long-term debt.

Our Business Model

Nexxen is a global flexible advertising technology platform with deep expertise in data and advanced TV that provides advertisers, agencies, digital publishers, broadcasters, and others with technology and data solutions to plan, buy, manage, sell, and measure advertising across the digital advertising supply chain. Our unified end-to-end platform, powered by data and artificial intelligence (“AI”), supports advertising workflows spanning planning, activation, optimization, monetization, and measurement across formats and devices, and is designed to drive full-funnel performance and efficiency for customers on both sides of the digital advertising ecosystem. While supporting digital advertising efforts across formats and devices, Nexxen maintains a particular focus on some of the industry’s fastest-growing segments, including CTV, Video, and data-driven solutions, supported by a global team of seasoned technologists and industry experts.

 Our end-to-end platform is a comprehensive software suite that supports a wide range of media types (such as Video, Smart TV native, audio, and display) and devices (including mobile devices, CTVs, streaming devices, and desktops), creating an efficient marketplace where advertisers can purchase high-quality advertising inventory from publishers at scale. Our solutions provide several advantages, including an advanced real-time bidding auction optimization engine, access to a global, high-quality marketplace, robust data and AI capabilities, and flexibility to execute concurrent campaign strategies designed to drive strong returns on digital advertising investments. When customers utilize our platform on an end-to-end basis, they often realize cost efficiencies, and enhanced returns on ad spend (“ROAS”).

Our platform handles approximately 487 billion daily ad requests on average. Each ad request is processed in a fraction of a second (55ms on average) and powered by our real-time bidding engine, which leverages private servers and infrastructure in four strategically placed data centers located in the U.S., Europe, and Asia Pacific, as well as cloud resources.

Key Components of our platform include:

•
Demand Side Platform – We offer a self-service DSP solution that enables advertisers and agencies to efficiently plan, activate, and manage omnichannel campaigns, optimize toward improved performance and ROI, and gain deep insights into brand engagement. Our DSP provides extensive access to premium inventory, differentiated data for audience targeting, AI, planning capabilities across formats, incrementality testing solutions, and advanced reporting and measurement. We also offer full-service or hybrid buying models for advertisers and agencies to support a broad range of business needs.

•
Data Platform – We offer a fully integrated data platform that sits at the core of our end-to-end offering and unlocks the value of data flowing through our DSP and SSP solutions. Our data platform, referred to as “Nexxen Data Platform,” enables advertisers and publishers to directly onboard, manage, plan, activate and measure, with data from multiple (and in some case exclusive) sources to optimize performance and ROI. Nexxen Data Platform delivers actionable insights and recommendations across geographic, behavioral, consumption, demographic, and other data dimensions within a unified solution. Our data platform supports direct data onboarding, audience targeting and segmentation, sentiment analysis, reach extension, identity resolution, optimization, and measurement, and is continually enhanced through AI and machine learning. We believe an integrated data platform that can support advertisers and digital publishers across the entire data supply chain is a critical component of our marketplace, as it enables more accurate audience targeting, improved campaign optimization, and consistent data activation across channels and formats.

•
Supply Side Platform – We offer a self-service SSP solution that enables publishers to sell their digital advertising inventory through a real-time bidding auction across all screens, including across mobile devices, CTVs, streaming devices, and desktops. Our SSP provides publishers with access to robust data, differentiated demand sources, and a comprehensive product suite designed to support efficient and effective inventory management, yield optimization, deal management and revenue growth.

•
Analytics and AI (“nexAI”) – We collect, synthesize, and analyze data across our platform using a combination of our comprehensive suite of AI-powered solutions (which we’ve branded as “nexAI”), machine learning, and deep learning technologies. These capabilities generate efficiency and actionable insights that inform bidding decisions, optimize campaign performance, and support forecasting of ad impression and auction dynamics. We believe these analytics and AI-driven capabilities enhance outcomes for both advertisers and publishers, and we expect to continue investing in these technologies to improve platform performance, efficiency, and scalability.

•
Nexxen Discovery – Nexxen Discovery is an audience insight and activation product, and key component of Nexxen Data Platform. It unifies data from cross-channel sources, including our proprietary TV viewership data, and leverages first-party data to build intelligent audience profiles that are utilized across planning and activation. Powered by AI and machine learning, Nexxen Discovery provides actionable audience insights, including around sentiment analysis, interest, and brand affinity, to help customers create targeted segments, extend reach, and optimize campaigns in real time. It integrates seamlessly with our DSP and SSP to support planning, activation, and measurement across channels and inventory.

•
Nexxen Studio – Nexxen’s in-house digital creative studio provides a range of creative solutions tailored to the needs of brands and agencies. Our comprehensive pre-flight creative testing and audience based in-flight creative optimization capabilities are enhanced through AI and fully integrated with Nexxen’s flexible, unified platform to maximize campaign performance.

Key Factors Affecting Our Results of Operations

We believe our operating results are influenced by several factors, including the following:

Attract, Retain and Grow our Customer Base: Our growth in recent years has been driven by a combination of expanding existing advertiser and publisher customer usage and spending across our platform, including through greater multi-solution adoption, and adding new advertiser and publisher customers. As a result, our revenue growth depends significantly upon our ability to retain our existing advertiser and publisher customers and capture a larger amount of their advertising spend and budgets through our platform.

For the year ended December 31, 2025, we achieved gross profit per active customer (calculated as our gross profit for the period divided by our active customers for the period) of $412,901 and Contribution ex-TAC per active customer (calculated as our Contribution ex-TAC for the period divided by our active customers for the period) of $563,204. In comparison, for the year ended December 31, 2024, we achieved gross profit per active customer of $393,698 and Contribution ex-TAC per active customer of $526,035. The increases in 2025 were largely driven by increased spend consolidation and multi-solution adoption among enterprise customers. Our Contribution ex-TAC retention rate in 2025 fell to 92% compared to 102% in 2024 due largely to our strategic decision to discontinue relationships with smaller customers that were not generating meaningful revenue or profitability, to focus on supporting relationships with larger enterprise customers with more sizable budgets to deploy. We believe we are strongly positioned to increase our Contribution ex-TAC retention rate over the long-term through greater enterprise and multi-solution adoption across our end-to-end platform.

Investment in Growth: We believe that the advertising market is in the early stages of a secular shift towards digital video advertising which we have focused on for several years, and Digital Video advertising represented approximately 71% of our Programmatic revenue for the year ended December 31, 2025. We plan to invest in driving long-term growth by focusing on some of the key drivers of digital advertising growth; particularly Video and CTV. We anticipate our operating expenses will increase in the foreseeable future as we invest in platform operations, sales and marketing, and technology and development, to enhance our product functionalities, and ability to sell them, including through potential future acquisitions, deployment of more self-service and AI capabilities for both our advertiser and publisher customers, the expansion of our data relationships and data capabilities, and the addition of more ad format functionality across our platform. We believe these investments will contribute to our long-term growth, although it is uncertain whether these investments may impact our profitability in the near-term.

Growth of the Digital Video Advertising Market and Macroeconomic Factors: We expect to continue to benefit from overall adoption of digital video advertising by both advertisers and publishers. Any material change in the growth rate of digital video advertising, or rates of adoption, could affect our performance. Recent trends have indicated that advertising spend is closely tied to advertisers’ financial performance and macroeconomic conditions either generally, or in one or more of the industries in which our advertisers operate, or our publishers focus. An economic downturn could adversely impact the digital advertising market and our operating results.

Our Video revenue grew to $242.0 million for the year ended December 31, 2025, from $232.4 million for the year ended December 31, 2024, while CTV revenue fell to $109.4 million for the year ended December 31, 2025, from $113.8 million for the year ended December 31, 2024. Video revenue growth in 2025 was driven largely by strength in Desktop Video and partially offset by reduced CTV and Mobile video revenue. Video revenue growth, however, was constrained by several factors impacting the business primarily in the second half of the year, particularly Q4 2025, including reduced spending by one large DSP customer due to its increased SPO efforts in Q4 2025, the absence of elevated political advertising spend from the 2024 U.S. election cycle, and other headwinds including evolving U.S. trade dynamics, geopolitical hostilities and tariffs which, to an extent, limited advertising spend from certain partners. It is possible some of the challenging conditions experienced by advertisers in 2025 could continue in 2026 which could potentially impact advertising conditions and Nexxen’s future revenue growth, see “Risk Factors—Our revenue and results of operations are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns, inflation, supply constraints, geopolitical issues, evolving U.S. and global trade dynamics (including tariffs), and pandemics, can make it difficult to predict our revenue and could adversely affect our business, results of operations and financial condition.”

Seasonality: In the advertising industry, companies commonly experience seasonal fluctuations in revenue. For example, many marketers allocate the largest portion of their budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing. Historically, the fourth quarter has reflected our highest level of advertising activity, while the first quarter of the calendar year has generally represented our lowest quarterly revenue due to seasonal factors. Historical seasonality may not be predictive of future results, given the potential for changes in consumer activity and advertising patterns as advertisers respond to emerging industry trends, dynamic macroeconomic conditions, global trade developments, political conditions, election cycles, major advertising events that do not occur on an annual basis, and ongoing geopolitical hostilities. Nevertheless, we expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole.

Components of Our Results of Operations

In this section, we use the following terms:

“Programmatic” refers to our core end-to-end programmatic advertising platform, which uses software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace; transactions within our Programmatic business lines are executed in milliseconds.

“Performance” refers to our non-core, non-programmatic performance business lines consisting primarily of mobile-based solutions that help brands reach their users; revenue generated in our Performance business lines is contingent on the occurrence of performance-based metrics, such as app downloads and installations.

Revenue. Our revenue is generated from transactions where we provide a platform for the purchase and sale of digital advertising inventory. Our end-to-end platform is a comprehensive software suite that supports a wide range of media types (such as Video, Smart TV native, audio, and display) across various devices (including mobiles, CTVs, streaming devices, and desktops), creating an efficient marketplace where advertisers (buyers) are able to purchase high quality advertising inventory from publishers (sellers) at scale.

We generate revenue through fees that we charge, based on customer type, to utilize our solutions and services and upon usage and delivery.

Often, advertisers use our DSP solution in connection with access to our Data Platform for optimizing media buys from our SSP solution.

Cost of revenue (exclusive of depreciation and amortization). Cost of revenue (exclusive of depreciation and amortization) primarily consists of hosting fees and data costs for both Programmatic and Performance (non-programmatic) activities, as well as media costs for Performance (non-programmatic) activities that are directly attributable to revenue generated by the Company and generally based on revenue share arrangements with audience and content partners.

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

Selling and marketing expenses. Selling and marketing expenses consist primarily of compensation and related costs for personnel engaged in customer service, sales and sales support functions, as well as advertising and promotional expenditures.

General and administrative expenses. General and administrative expenses primarily consist of compensation and related costs for personnel and include costs related to the Company’s facilities, and its finance, human resources, doubtful debts, and legal organizations, as well as fees for professional services. Professional services are principally comprised of external legal, information technology consulting and outsourcing services that are not directly related to our other operational expenses.

Depreciation and amortization. Depreciation and amortization primarily consist of depreciation of fixed assets, amortization of intangible assets, depreciation and amortization of right of use assets, and amortization on unfavorable contracts.

Other expenses, net. Other expenses, net includes losses and revaluation on sales of business units and remeasurement of net investment in a finance lease.

Financing income. Financing income primarily consists of foreign currency gains and interest income.

Financing expenses. Financing expenses primarily include exchange rate differences, interest expenses, and bank fees.

Taxation. Taxation consists primarily of income taxes related to the jurisdictions in which we conduct business. Our effective tax rate is affected by non-deductible expenses net of tax-exempt income, utilization of tax losses from prior years for which deferred taxes were not created, effect on deferred taxes at a rate different from the primary tax rate, effect of reduced tax rates on preferred loss or income,  recognition of deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past, recognition in temporary differences for which deferred taxes are not recognized and foreign tax rate differential. As of December 31, 2025, we had tax loss carryforwards totaling $24.5 million (2024: $51.6 million) in operating loss, which will begin to expire in 2032; $256.6 million (2024: $265.9 million) in operating loss carryforwards, which can be utilized through 2074; and $29.5 million 2024: $29.5 million) in capital loss carry forwards from the U.S. Additionally, we had $25.0 million (2024: $27.8 million) in operating loss carry forwards, $0.5 million (2024: $2.8 million) in capital loss carryforwards from Israel; and $20.1 million (2024: $18.7 million) operating loss carryforwards from other international jurisdictions.

Results of Operations

The following tables set forth our results of operations in U.S. dollars and as a percentage of revenue for the years indicated.

	Year Ended December 31, 2025		Year Ended December 31, 2024
	(In thousands)	As a % of revenue	(In thousands)	As a % of revenue
Revenue	$364,780	100.0%	$365,477	100.0%
Cost of revenue (exclusive of depreciation and amortization shown separately below)	54,979	15.1	61,020	16.7
Research and development	58,059	15.9	49,992	13.7
Selling and marketing	122,975	33.7	112,227	30.7
General and administrative	33,194	9.1	41,237	11.3
Depreciation and amortization	63,124	17.3	58,676	16.1
Other expenses, net	—	—	1,504	0.4

Profit from operations	32,449	8.9	40,821	11.2
Financing income	(7,010)	(1.9)	(6,657)	(1.8)
Financing expenses	2,200	0.6	8,946	2.4

Financing expenses (income), net	(4,810)	(1.3)	2,289	0.6
Profit before taxes on income	37,259	10.2	38,532	10.5

Tax expenses	12,216	3.3	3,095	0.8

Profit for the year	25,043	6.9	35,437	9.7
Foreign currency translation differences for foreign operation	2,824	0.8	(35)	—

Total comprehensive income for the year	$27,867	7.6%	$35,402	9.7%

Year Ended December 31, 2025 compared to Year Ended
December 31, 2024

	Year Ended December 31,		Change
	2025 (In thousands)	2024 (In thousands)	$	%
(in thousands, except for percentages)
Revenue	$364,780	$365,477	$(697)	(0.2)%

Revenue decreased by $0.7 million, or 0.2%, to $364.8 million for the year ended December 31, 2025, from $365.5 million for the year ended December 31, 2024. The decrease was driven by a 41.1% decline in gross Performance (non-programmatic) revenue, largely offset by a 5.0% increase in programmatic revenue. Performance (non-programmatic) revenue weakness was attributable to our diminishing focus on our non-core, non-programmatic business line amid our efforts to accelerate programmatic revenue growth, which we view as our core business. Programmatic revenue growth was driven by strength across Desktop Video and data products but constrained by several factors that impacted the business in the second half of the year, particularly in Q4 2025. These factors included macroeconomic uncertainty, more competitive CPMs, spend reductions by certain customers driven by evolving U.S. trade dynamics and tariffs, the absence of political advertising spend compared to 2024, and a significant reduction in spending by one DSP customer within the Company’s open marketplace (“OMP”) channel as part of that customer’s SPO initiatives.

Cost of revenue

	Year Ended December 31,		Change
	2025 (In thousands)	2024 (In thousands)	$	%
(in thousands, except for percentages)
Cost of revenue (exclusive of depreciation and amortization)	$54,979	$61,020	$(6,041)	(9.9)%

 Cost of revenue (exclusive of depreciation and amortization) decreased by $6.0 million, or 9.9%, to $55.0 million for the year ended December 31, 2025, from $61.0 million for the year ended December 31, 2024. The decrease was driven primarily by a $10.4 million decrease in Performance (non-programmatic) costs, consistent with the corresponding decline in Performance (non-programmatic) revenue, partially offset by a $4.3 million increase related to efforts necessary to expand the Company’s data capabilities and capacity as part of a strategic partnership.

Research and development expenses

	Year Ended December 31,		Change
	2025 (In thousands)	2024 (In thousands)	$	%
(in thousands, except for percentages)
Research and development	$58,059	$49,992	$8,067	16.1%

Research and development expenses increased by $8.1 million, or 16.1%, to $58.1 million for the year ended December 31, 2025, from $50.0 million for the year ended December 31, 2024. The increase was primarily driven by a $9.3 million increase in salaries and wages, reflecting higher headcount associated with AI-centric product investments focused on enhancing the Nexxen Data Platform and Discovery tool, alongside a $2.2 million increase in share-based compensation. These increases were partially offset by a $2.0 million increase in capitalized product innovation costs, and a $1.5 million decrease from the elimination of an external product service consultant relationship from 2024 after bringing expertise in-house.

Selling and marketing expenses

	Year Ended December 31,		Change
	2025 (In thousands)	2024 (In thousands)	$	%
(in thousands, except for percentages)
Selling and marketing	$122,975	$112,227	$10,748	9.6%

Selling and marketing expenses increased by $10.8 million, or 9.6%, to $123.0 million for the year ended December 31, 2025, from $112.2 million for the year ended December 31, 2024. The increase was attributable to a $4.6 million increase related to strategic consulting services focused on brand optimization and data and dashboard analytics capabilities, a $3.4 million increase in share-based compensation, and a $2.7 million increase in salaries and wages.

General and administrative expenses

	Year Ended December 31,		Change
	2025 (In thousands)	2024 (In thousands)	$	%
(in thousands, except for percentages)
General and administrative	$33,194	$41,237	$(8,043)	(19.5)%

General and administrative expenses decreased by $8.0 million, or 19.5%, to $33.2 million for the year ended December 31, 2025, from $41.2 million for the year ended December 31, 2024. The decrease was primarily driven by a $9.2 million reduction in doubtful debt expenses due to improved collections, a $1.6 million decrease in expenses following the Company’s 2025 Trading Structure Changes, and a $0.8 million decrease in legal expenses. These decreases were partially offset by a $2.0 million increase in salaries and wages, a $0.5 million increase in rent expenses, and a $1.0 million increase in share-based compensation.

Depreciation and amortization expenses

	Year Ended December 31,		Change
	2025 (In thousands)	2024 (In thousands)	$	%
(in thousands, except for percentages)
Depreciation and amortization	$63,124	$58,676	$4,448	7.6%

Depreciation and amortization expenses increased by $4.5 million, or 7.6%, to $63.1 million for the year ended December 31, 2025, from $58.7 million for the year ended December 31, 2024. The increase was primarily driven by a $6.6 million increase related to the reassessment of the useful life of an unfavorable contract following changes in commercial circumstances and market terms in 2024, a $3.8 million increase in amortization of internally developed software, and a $1.2 million increase in depreciation on lease agreements. These increases were partially offset by a $6.4 million decrease in customer relationship amortization and a $0.9 million decrease in server depreciation.

Other expenses, net

	Year Ended December 31,		Change
	2025 (In thousands)	2024 (In thousands)	$	%
(in thousands, except for percentages)
Other expenses, net	$—	$1,504	$(1,504)	(100.0)%

 Other expenses, net decreased by $1.5 million, or 100.0%, to $0.0 million for the year ended December 31, 2025, from $1.5 million for the year ended December 31, 2024. The decrease was due to a $1.5 million expense recorded in 2024 related to the remeasurement of the Company’s net investment in a finance lease, with no comparable expense in 2025.

Financial expenses, net

	Year Ended December 31,		Change
	2025 (In thousands)	2024 (In thousands)	$	%
(in thousands, except for percentages)
Financial income	$(7,010)	$(6,657)	$(353)	5.3%
Financial expenses	$2,200	$8,946	$(6,746)	(75.4)%
Financial expenses (income), net	$(4,810)	$2,289	$(7,099)	(310.1)%

 Net financial expenses (income) decreased by $7.1 million, or 310.1%, to $4.8 million income for the year ended December 31, 2025, from $2.3 million expense for the year ended December 31, 2024. The decrease was primarily driven by a $3.3 million reduction related to foreign currency exchange rate fluctuations, a $3.0 million decrease in interest expenses following the 2024 repayment of the loan associated with the acquisition of Amobee, a $1.8 million benefit related to interest and linkage for prior years’ tax prepayments, and a $1.1 million hedging income. These decreases were partially offset by a $2.2 million decline in interest income on cash and cash equivalents.

Tax expenses

	Year Ended December 31,		Change
	2025 (In thousands)	2024 (In thousands)	$	%
(in thousands, except for percentages)
Tax expenses	$12,216	$3,095	$9,121	294.7%

Tax expenses increased by $9.1 million, or 294.7%, to $12.2 million for the year ended December 31, 2025 from $3.1 million for the year ended December 31, 2024. The difference between the effective tax rate in 2025 of 33% and the Israeli corporate tax rate of 23% primarily reflects the impact of taxes in foreign and state jurisdictions, non-deductible expenses, and temporary differences for exchange rate differences for which deferred taxes were not recognized. These impacts were partially offset by a utilization and recognition of losses and benefits from previous years for which deferred taxes were not created in the past, as well as differences between the measurement basis for tax purposes and financial reporting purposes (mainly related to share based compensation and research and development tax credits).

The difference between the effective tax rate in 2024 of 8% and the Israeli corporate tax rate of 23% primarily reflects the impact of taxes in foreign and state jurisdictions, differences between the measurement basis for tax purposes and financial reporting purposes (mainly related to share based compensation and research and development tax credits), temporary differences for depreciation income for which deferred taxes were not recognized and U.S. research and development tax credits from previous years. These impacts were partially offset by an assessment received in 2025 from the Israeli tax authorities for the tax years up to and including the year ended December 31, 2024, as well as non-deductible expenses.

Total comprehensive income for the year

	Year Ended December 31,		Change
	2025 (In thousands)	2024 (In thousands)	$	%
(in thousands, except for percentages)
Total comprehensive income for the year	$27,867	$35,402	$(7,535)	(21.3)%
Total comprehensive income margin	7.6%	9.7%

Total comprehensive income decreased by $7.5 million, or 21.3%, to $27.9 million for the year ended December 31, 2025, from $35.4 million for the year ended December 31, 2024. The decrease was largely attributable to a $10.4 million decline in annual profit, partially offset by a $2.8 million fluctuation in foreign currency translation differences for foreign operations. Total comprehensive income margin decreased to 7.6% for the year ended December 31, 2025, from 9.7% for the year ended December 31, 2024. The margin decrease was driven primarily by a 294.7% increase in tax expenses offset by a 310.1% increase in financial income.

Key Performance Indicators and Other Operating Metrics

We review the following indicators to measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. Increases or decreases in our key performance indicators may not correspond with increases or decreases in our revenue. In this section, we use the following terms:

“Programmatic” refers to revenue generated from our end-to-end programmatic advertising platform, which uses software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace. Transactions in our Programmatic business lines are executed in milliseconds.

 “Performance” refers to revenue generated from our non-core, non-programmatic performance business lines consisting primarily of mobile-based solutions that help brands reach their users. Revenue generated in our Performance (non-programmatic) business lines is contingent on the occurrence of performance-based metrics, such as app downloads and installations.

The following tables summarize the key performance indicators that we use to evaluate our business for the years presented.

Programmatic and Performance (Non-Programmatic) Revenue by Media Type and Device

The following table summarizes Programmatic and Performance (non-programmatic) revenue by selected media type and device for the years ended December 31, 2025 and 2024.

Yearly revenue matrix

	2025 Revenue			2024 Revenue
(in thousands except percentages)	Programmatic	Performance	Group	Programmatic	Performance	Group
Video	$242,040	—	$242,040	$232,371	—	$232,371
CTV(1)	45%	—	45%	49%	—	49%
Mobile(1)	29%	—	29%	30%	—	30%
Desktop(1)	18%	—	18%	13%	—	13%
Other(1)	8%	—	8%	8%	—	8%
Display	$74,771	$24,153	$98,924	$79,057	$41,011	$120,068
Other(2)	$23,816	—	$23,816	$13,038	—	$13,038
Total Group	$340,627	$24,153	$364,780	$324,466	$41,011	$365,477

(1)	Percent of total Video revenue.

(2)
“Other” revenue in 2025 includes revenue generated from ATV, data products, audio and technology licensing. Growth in “Other” revenue in 2025 was driven primarily by increased revenue from data products and technology licensing.

Selected Device – CTV

	Year Ended December 31, 2025	Year Ended December 31, 2024	% Change
Revenue (in thousands)	$109,432	$113,752	(3.8)%
% of Programmatic revenue	32%	35%

CTV revenue decreased by $4.3 million, or 3.8%, to $109.4 million for the year ended December 31, 2025, from $113.8 million for the year ended December 31, 2024. CTV was impacted by a variety of factors observed primarily in the second half of the year, particularly Q4 2025. Those factors included macroeconomic uncertainty, more competitive CTV CPMs, CTV advertising spend reductions by certain customers due to evolving U.S. trade dynamics and tariffs, the absence of political CTV advertising spend compared to 2024, and a significant reduction in CTV advertising spend by one DSP customer within our OMP channel, driven by that customer’s SPO initiatives. We believe we remain well-positioned to grow CTV revenue over time due to our robust CTV-centric technology capabilities and differentiated CTV data and media assets, alongside growing industry adoption of programmatic CTV advertising.

Selected Media Type – Video

	Year Ended December 31, 2025	Year Ended December 31, 2024	% Change
Revenue (in thousands)	$242,040	232,371	4.2%
% of Programmatic revenue	71%	72%

Video revenue increased to $242.0 million for the year ended December 31, 2025, from $232.4 million for the year ended December 31, 2024. The increase was driven by growth in Desktop Video revenue, partially offset by declines in Mobile Video and CTV revenue. While overall Video revenue increased year-over-year in 2025, growth was constrained by several factors observed primarily in the second half of the year, particularly Q4 2025. Those factors included macroeconomic uncertainty, more competitive CPMs, advertising spend reductions by certain customers related to evolving U.S. trade dynamics and tariffs, the absence of political advertising spend compared to 2024, and a significant reduction in advertising spend by one DSP customer within our OMP channel, driven by that customer’s SPO initiatives. We believe we remain well-positioned to grow Video revenue over time due to our strategic focus on the format, robust Video-centric technology and data capabilities, and growing adoption of programmatic Video advertising.

Other Key Financial Metrics	Year Ended December 31,
	2025	2024
IFRS measures
Revenue (in thousands)	$364,780	$365,477
Gross profit (in thousands)(1)	$258,889	$257,085
Total comprehensive income	$27,867	$35,402
Total comprehensive income margin	7.6%	9.7%
Non-IFRS measures
Contribution ex-TAC (in thousands)(2)	$353,129	$343,501
Adjusted EBITDA (in thousands)(3)	$115,141	$114,555
Adjusted EBITDA margin(3)	31.6%	31.3%

(1)	Gross profit is defined as total revenue for the year adjusted for cost of revenues (exclusive of depreciation and amortization) and depreciation and amortization attributable to cost of revenue.

Gross profit is a supplemental measure of our financial performance that is not required by, or presented in the financial statements, and should not be viewed in isolation.

(2)
Contribution ex-TAC is defined as our gross profit plus depreciation and amortization attributable to cost of revenue and cost of revenue (exclusive of depreciation and amortization) minus Performance (non-programmatic) media costs (as defined below) (“traffic acquisition costs” or “TAC”), as we arrange the transfer of such costs from the supplier to the customer through the use of our platform and do not control such features prior to the customer transfer.

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

(3)
Adjusted EBITDA is defined as total comprehensive income for the year adjusted for foreign currency translation differences for foreign operations, financial expenses (income), net, tax expenses, depreciation and amortization, stock-based compensation expenses, delisting related one-time costs and other expenses, net. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue in this Annual Report.

Adjusted EBITDA is a non-IFRS financial metric. Adjusted EBITDA is included in this Annual Report because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

The following table reconciles Contribution ex-TAC to the most directly comparable IFRS financial performance measure, which is gross profit:

	Year Ended December 31,
(in thousands)	2025	2024

Revenue	$364,780	$365,477
Cost of revenue (exclusive of depreciation and amortization)	(54,979)	(61,020)
Depreciation and amortization attributable to cost of revenue	(50,912)	(47,372)
Gross profit (IFRS)	258,889	257,085
Depreciation and amortization attributable to cost of revenue	50,912	47,372
Cost of revenue (exclusive of depreciation and amortization)	54,979	61,020
Performance media cost (a)	(11,651)	(21,976)
Contribution ex-TAC (Non-IFRS)	$353,129	$343,501

(a)	Represents the costs of purchases of impressions from publishers on a cost per thousand impression basis in our Performance (non-programmatic) business lines.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is total comprehensive income for the year:

	Year Ended December 31,
(in thousands)	2025	2024
Total comprehensive income for the year	$27,867	$35,402
Foreign currency translation differences for foreign operation	(2,824)	35
Taxes expenses	12,216	3,095
Financial expenses (income), net	(4,810)	2,289
Depreciation and amortization	63,124	58,676
Stock-based compensation expenses	18,048	11,460
Other expenses, net	—	1,504
Delisting related one-time costs	1,520	2,094
Adjusted EBITDA	$115,141	$114,555

Contribution ex-TAC

Contribution ex-TAC increased by 2.8% to $353.1 million for the year ended December 31, 2025, from $343.5 million for the year ended December 31, 2024. Growth was driven by a 5.0% increase in Programmatic revenue, partially offset by a 34.3% decline in net Performance (non-programmatic) revenue. The Contribution ex-TAC increase was driven by strength in our programmatic business lines, fueled by increased self-service, and multi-solution, enterprise customer adoption and platform utilization, alongside Desktop Video revenue growth, and increased tech licensing and data products revenue. The increase was partially offset by several factors which impacted the business in 2025, primarily in the second half of the year, and particularly in Q4 2025. Those factors included macroeconomic uncertainty, more competitive CPMs, advertising spend reductions by certain customers related to evolving U.S. trade dynamics and tariffs, the absence of political advertising spend compared to 2024 (approximately $10 million), and a significant reduction in advertising spend by one DSP customer within our OMP channel, driven by that customer’s SPO initiatives.

Adjusted EBITDA

Adjusted EBITDA increased modestly by $0.6 million from $114.6 million for the year ended December 31, 2024, to $115.1 million for the year ended December 31, 2025. The increase was driven by a $7.1 million improvement in net financial income (following a net financial expense in 2024), $1.5 million decrease in other expenses, net, and a $0.6 million decrease in delisting-related one-time costs, largely offset by a $7.5 million decrease in total comprehensive income, $9.1 million increase in tax expenses, $2.9 million impact from foreign currency translation differences for foreign operations, $4.4 million increase in depreciation and amortization and $6.6 million increase in stock-based compensation expenses.

Key Operating Metrics

	Year Ended December 31,
	2025	2024
Active customers
Number of active customers(1)	627	653
Gross profit per active customer (in thousands)	$413	$394
Contribution ex-TAC retention rate(2)	92%	102%
Active publishers
Number of active publishers(3)	1,304	1,516
Ad impressions
Number of ad impressions(4) (in millions)	247,764	227,990

(1)	An active customer is defined as an advertiser, agency, trading desk or third-party DSP, which we have a direct relationship with, that has used our platform within a trailing 365-day period.

(2)
Contribution ex-TAC retention rate is defined as Contribution ex-TAC generated in the year ended December 31, 2025 from customers that were existing customers as of December 31, 2024 as a percentage of the Contribution ex-TAC generated in the year ended December 31, 2024 from the same group of customers. Contribution ex-TAC retention rate is intended to provide an aggregated view of positive and negative changes for the same group of customers over a 12-month period, including customer attrition, customer renewal, service upgrades and service downgrades.

(3)	An active publisher is defined as a publisher or third-party SSP that has used our platform within a trailing 365-day period.

(4)	An ad impression refers to each time an ad is displayed within our platform.

5.B. LIQUIDITY AND CAPITAL RESOURCES

Overview

As of December 31, 2025, we had cash and cash equivalents of $133.3 million and working capital, consisting of current operating assets less current operating liabilities, of $75.3 million. We believe our working capital is sufficient for our present working capital requirements. Additionally, we believe our existing cash resources, ability to generate cash from operating activities and access to external financing sources, will be sufficient to support our long-term liquidity needs beyond the next 12 months, including liquidity needed for strategic initiatives and potential investments.

The following table presents the summary consolidated cash flow information for the years presented.

	2025	2024
(in thousands)	(as reported)	(as reported)
Net cash provided by operating activities	$110,109	$150,835
Net cash used in investing activities	(48,622)	(21,212)
Net cash used in financing activities	(117,524)	(174,744)

Net cash provided by operating activities was $110.1 million for the year ended December 31, 2025, derived from total profit of $25.0 million, adjusted for $88.5 million of non-cash items, including $63.1 million of depreciation and amortization, $18.0 million of share-based compensation expenses, and $12.2 million of tax expenses and a $0.2 million remeasurement of net investment in a finance lease, partially offset by $5.1 million of net finance income. Operating cash flow also reflected $5.6 million of net cash used in changes in working capital and other operating activities, including a $21.9 million decrease in accounts receivable, a $21.3 million decrease in accounts payable, $6.2 million of net income taxes paid, net, and $2.4 million of net interest received, consisting of $4.4 million of interest received and $2.0 million of interest paid.

Net cash provided by operating activities was $150.8 million for the year ended December 31, 2024, derived from total profit of $35.4 million, adjusted for $76.7 million of non-cash items, including $58.7 million of depreciation and amortization, $11.4 million of share-based compensation expenses, $2.0 million of net finance expenses, $3.1 million of tax expenses, and a $1.5 million remeasurement of net investment in a finance lease. Additionally, there was $38.4 million of net cash used in changes in working capital and other operating activities, including a $14.5 million increase in accounts receivable, a $57.7 million increase in accounts payable, $4.8 million of net income taxes paid, net, and $0.2 million of net interest received, consisting of $6.6 million of interest received and $6.4 million of interest paid.

Net cash used in investing activities

Net cash used in investing activities was $48.6 million for the year ended December 31, 2025, primarily driven by a $20.0 million investment in V shares, $17.6 million related to the acquisition and capitalization of intangible assets, $12.1 million related to the acquisition of fixed assets, and $0.3 million related to pledged deposits. These uses of cash were partially offset by $1.2 million of lease payment receipts and $0.1 million of repayments on a loan to a third party.

Net cash used in investing activities was $21.2 million for the year ended December 31, 2024, consisting primarily of $15.8 million for the acquisition and capitalization of intangible assets and $7.7 million for the acquisition of fixed assets, partially offset by $0.4 million of pledged deposits, $1.8 million of lease payment receipts, and $0.1 million of repayments on a loan to a third party.

Net cash used in financing activities

Net cash used in financing activities was $117.5 million for the year ended December 31, 2025, primarily driven by $101.7 million related to the repurchase of the Company’s shares and $16.3 million related to lease repayments. These uses of cash were partially offset by $0.4 million of proceeds from the exercise of share options.

Net cash used in financing activities was $174.7 million for the year ended December 31, 2024, primarily driven by $60.7 million related to the repurchase of the Company’s shares, $100 million related to the repayment of a long-term loan, and $15.1 million related to lease repayments. These uses of cash were partially offset by $1.1 million of proceeds from the exercise of share options.

Credit agreement

In September 2022, Nexxen Group US Holdings Inc. (f/k/a Unruly Group US Holding Inc.) entered into a $90 million senior secured term loan facility (the “Term Loan Facility”) and a $90 million senior secured revolving credit facility with a $15 million letter of credit sub-facility (the “Revolving Credit Facility”). The Company used the net proceeds of the Term Loan Facility and $10 million of net proceeds of the Revolving Credit Facility to fund a portion of the cash consideration required to close its acquisition of Amobee. On April 9, 2024, the Company repaid its outstanding Term Loan Facility in full, together with its then outstanding Revolving Credit Facility borrowings, in the total amount of $100 million. No early termination penalties were incurred. Following such repayment, the Revolving Credit Facility remained available with no amounts outstanding.

On May 29, 2025, the Company entered into a second amendment to the credit agreement (the “Second Amendment”), pursuant to which, among other things, the total committed Revolving Credit Facility was reduced from $90 million to $50 million and the maturity date of the Revolving Credit Facility was extended to September 2027. As of December 31, 2025, no amounts were outstanding under the Revolving Credit Facility. The Revolving Credit Facility bears interest, at the Company’s discretion, at a base rate plus a margin ranging from 0.75% to 1.25% per annum or at a SOFR rate plus a margin ranging from 1.75% to 2.25% per annum, in each case plus a credit spread adjustment of 0.10% to 0.25% based on the interest period duration of the applicable borrowing, with the applicable margin determined by reference to the Company’s consolidated total net leverage ratio. The Revolving Credit Facility may be borrowed, repaid, and re-borrowed until its maturity, and the Company may prepay amounts outstanding thereunder at its discretion without premium or penalty.

The Company is also obligated to pay a commitment fee on the undrawn amounts of the Revolving Credit Facility at an annual rate ranging from 0.20% to 0.35%, determined by the Company’s total net leverage ratio. The Revolving Credit Facility requires compliance with various financial and non-financial covenants, including affirmative and negative covenants. The financial covenants require that the total net leverage ratio not exceed 3x and the interest coverage ratio not be less than 4x, in each case measured as of the end of each fiscal quarter. As of December 31, 2025, the Company was in compliance with all related covenants. The letter of credit sub-facility includes a fee at a rate per annum equal to the applicable margin for SOFR Loans then in effect on the daily maximum amount then available to be drawn as well as a fronting fee equal to 0.125% per annum along with other standard fees.

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

Capital Expenditures

Our capital expenditures consist primarily of purchases of hardware and software. During the years ended December 31, 2025 and 2024, our capital expenditures totaled $31.3 million and $22.7 million, respectively. We expect to continue making capital expenditures to support the anticipated growth of our business, which we expect to fund from our existing cash and cash equivalents.

Contractual Obligations

As of December 31, 2025 and 2024, our contractual obligations consist of leases, trade, and other payables totaling $242,198 and $272,289, respectively. Of these amounts, $223,554 and $249,432 were due within one year as of December 31, 2025 and 2024, respectively.

In addition, the Company has committed to a further equity investment in V of $15 million, subject to the satisfaction of certain conditions precedent. The investment is expected to be completed in 2026.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Our business model enables us to invest in research and development, which has supported the growth of our business. Our platform efficiently manages large volumes of complex data and is used in real-time by both our advertiser and publisher customers. We remain committed to developing innovative technologies and rapidly introducing enhanced functionalities to meet the evolving needs of our clients. As a result, we expect technology and development expenses to increase over time as we continue to invest in our platform to accommodate higher advertising volumes and support our international expansion.

Our technology and development team is based mainly in the United States and Israel, and is comprised of 284 employees.

Research and development expenses were $58.1 million and $50.0 million for the years ended December 31, 2025 and 2024, respectively, and accounted for 20.9% and 19.0% of our operating expenses in 2025 and 2024, respectively. Our success depends, in part, on our ability to protect the proprietary methods and technologies that we develop or otherwise acquire. We rely on a combination of patent, trademark, copyright, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies and own more than 50 patents in the United States. In 2025, we successfully rebranded our Company’s various businesses under the name “Nexxen” and the associated Nexxen logo, to further promote our unified service and product offerings. The Company has been working on this rebranding in its public facing assets. The Company has obtained international trademark registrations for these trademarks. The Company has obtained trademark registrations in Australia, the European Union, Israel, Mexico, Singapore, the United Kingdom, China, and the United States. The Company is actively prosecuting similar trademark applications in Canada and Japan. The Company also uses and actively protects other trademarks in various jurisdictions and holds trademark registrations for the Perk mark in the United States and the Perk logo in Australia, New Zealand, India, the European Union, the United Kingdom, and WIPO. We generally enter into confidentiality and/or license agreements with our employees, consultants, vendors and advertisers, and we generally limit access to, and distribution of, our proprietary information. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

5.D. TREND INFORMATION

Advertising Ecosystem. We believe we are well positioned to benefit from several trends in the evolving advertising ecosystem, including: the continued proliferation of digital media consumption; growing adoption of programmatic advertising; increasing advertiser focus on premium formats such as Video and CTV; the shift of linear advertising budgets toward, and their convergence with, digital advertising budgets; the continued migration of live sports to digital environments, including CTV; increased advertiser reliance on data-driven tools and AI; and the increasing sophistication of the digital advertising landscape.

We address the digital advertising market through three core proprietary offerings: a demand-side platform (“DSP”) that advertisers use to plan, activate, and manage digital advertising campaigns; a supply-side platform (“SSP”) that digital publishers use to monetize inventory; and the Nexxen Data Platform, which integrates directly with both our DSP and SSP to drive performance. Our Data Platform leverages large-scale data sets, advanced machine learning techniques, and AI to generate audience insights and campaign recommendations. By contextualizing and synthesizing this data, the platform is designed to provide advertisers with a more comprehensive and granular view of audiences across formats and devices, which can improve campaign effectiveness and returns on advertising investments, while also supporting the optimization of digital publisher inventory monetization. By combining these three proprietary solutions with integrations across industry-leading partners, we offer an end-to-end platform that is designed to be flexible and scalable to meet our customers’ needs, while enabling us to operate across a broad and growing range of digital advertising spend and verticals.

Over the past several years, the advertising environment has been influenced by a combination of macroeconomic, geopolitical, and pandemic-related factors. In 2022 and 2023, advertisers faced challenges from rising inflation, higher interest rates, and ongoing uncertainty related to the residual effects of the COVID-19 pandemic, which in some cases led to reduced or delayed campaigns. In 2024, the industry benefitted from lower inflation, reduced interest rates, and the U.S. election cycle, contributing to stronger advertising activity, although geopolitical hostilities and broader macroeconomic uncertainty continued to impact advertiser budgets and spending to an extent. In 2025, the advertising environment remained generally positive, but growth was constrained by: cautious and uneven consumer spending; macroeconomic and industry uncertainty; evolving U.S. and global trade dynamics; ongoing geopolitical hostilities; tariffs; reduced political advertising spend compared to 2024; and increased supply path optimization (“SPO”) efforts by larger DSPs within the industry. The Company believes many of these aforementioned challenges could continue to impact advertising budgets and spending in 2026, however, the Company may also benefit from non-annual major advertising events occurring in 2026, including the Winter Olympics, FIFA World Cup and U.S. mid-term election cycle.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors and Senior Management

The following table sets forth information regarding our executive officers and directors, including their ages as of February 28, 2026:

Name	Age	Position
Executive Officers
Ofer Druker	60	Chief Executive Officer and Director
Sagi Niri	54	Chief Financial Officer
Yaniv Carmi	44	Chief Operating Officer
Directors
Christopher Stibbs	62	Non-Executive Chairperson
Neil Jones	59	Senior Non-Executive Director
Lisa Klinger	58	Non-Executive Director
Daniel Kerstein	53	Non-Executive Director
Rhys Summerton	49	Non-Executive Director

Directors

Christopher Stibbs. Christopher Stibbs has served as a member of our board of directors since May 2019 and as our Non-Executive Chairperson since September 2020. Mr. Stibbs has over 25 years of experience as an executive in the media industry. From July 2013 to August 2019, he served as Chief Executive of The Economist Group Ltd. (the “Economist Group”), a media company. Previously, he held a number of roles within the group including head of the Economist Intelligence Unit (the group’s B2B arm) and Chief Financial Officer. He is credited with overseeing the Economist Group’s resilience and transition through the unprecedented disruption experienced by the publishing industry over the last 15 years. Prior to this, he held positions with Pearson (NYSE:PSO), a publishing company and Incisive Media, a B2B information and events company. Mr. Stibbs is a fellow of the Associations of Chartered Accountants and Corporate Treasurers and currently serves as a non-executive director at Oxford University Press and serves as a chairman of IBA Aviation.

Neil Jones. Neil Jones has served as a member of our board of directors since 2014. Mr. Jones spent most of his executive career in the media sector leading the Finance and M&A functions of UK listed and private equity backed businesses. He was Corporate Development Director of Inizio Group Limited, the international life science services company created from the merger of UDG Healthcare plc and Huntsworth plc (“Huntsworth”) from August 2021 until July 2025. Prior to that he was Chief Operating Officer and Chief Financial Officer at Huntsworth plc from February 2016. He joined Huntsworth from ITE Group plc, the international exhibitions group, where he held the position of Chief Financial Officer from 2008 to 2016. Between 2003 and 2008, Mr. Jones was Chief Financial Officer at Tarsus Group plc, an international media company. Mr. Jones has a B.A. in Economics from the University of Manchester and completed his ACA in July 1990 with PricewaterhouseCoopers.

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

Sagi Niri. Sagi Niri has served as our Chief Financial Officer since March 2020. Mr. Niri previously served as a member of our board of directors from June 2020 until August 2024. Mr. Niri has over 20 years of experience in finance and leadership roles in the technology and real estate sectors. Mr. Niri previously served as Chief Executive Officer of Labs (“Labs”), and Chief Financial Officer of LabTech Investments Ltd., Labs’ parent company, which owns and manages office, retail and residential real estate in London. In addition, Mr. Niri spent over nine years at Matomy, initially as Chief Operating Officer/Chief Financial Officer and more recently as Chief Executive Officer. Mr. Niri is a member of the Institute of Certified Public Accountants in Israel and holds an M.B.A. in Finance from Manchester University and a B.A. in Corporate Finance from the College of Management in Israel.

Yaniv Carmi. Yaniv Carmi has served as our Chief Operating Officer since March 2020. Mr. Carmi previously served as a member of our board of directors from 2014 until November 2024 and as our Chief Financial Officer from January 2010 to March 2020. He is currently responsible for the delivery of our business plan and driving our growth ambitions. Mr. Carmi was instrumental in our initial public offering of our ordinary shares on AIM in 2014 and in the subsequent global expansion in operations, including significant M&A activity. He is an experienced finance professional, whose previous roles include tax and audit senior at KPMG Israel. Mr. Carmi is also a Certified Public Accountant and holds a B.A. in Economics and Accounting from Ben-Gurion University and an M.B.A. in Financial Management from Tel Aviv University.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any arrangements pursuant to which any of our senior management members or directors was selected as such. In addition, there are no family relationships among our senior management members or directors.

6.B. COMPENSATION

Aggregate Compensation of Office Holders

The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and executive and non-executive directors for the year ended December 31, 2025 was approximately $9.7 million. This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

As of December 31, 2025, 380,693 RSUs and PSUs granted to our executive officers and a director were outstanding under our equity incentive plans.

Compensation Disclosure in Accordance with Israeli Law

The table below is required under applicable Israeli Law and sets forth the compensation earned by our five most highly compensated office holders during or with respect to the year ended December 31, 2025. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

Summary Compensation Table

	Information Regarding Covered Executives(1)
Name and Principal Position(2)	Base Salary	Benefits and Prerequisites (3)	Variable Compensation (4)	Equity-Based Compensation (5)	Total
Ofer Druker, Chief Executive Officer	$750,000	$108,946	$2,345,876	$1,478,799	$4,683,621
Yaniv Carmi, Chief Operating Officer	$600,000	$83,866	$652,768	$765,647	$2,102,281
Sagi Niri, Chief Financial Officer	$450,000	$157,817	$627,595	$1,020,854	$2,256,266
Karim Rayes, Chief Product Officer	$450,000	$72,979	$552,076	$756,399	$1,831,454
Chance Johnson, Chief Commercial Officer	$400,000	$67,741	$630,338	$1,136,174	$2,234,253

(1)
In accordance with Israeli law, all amounts reported in the table are in terms of cost to the Company, as recorded in our audited consolidated financial statements for the year ended December 31, 2025.

(2)
All current officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2025.

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

(4)
Amounts reported in this column refer to variable compensation such as earned commissions, incentives and earned or paid bonuses as recorded in our audited consolidated financial statements for the year ended December 31, 2025.

(5)
Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2025 with respect to equity-based compensation, reflecting also equity awards made in previous years which have vested during the current year and beyond. Assumptions and key variables used in the calculation of such amounts are described in Note 17 to our audited consolidated financial statements, which are included in this Annual Report.

Executive Officers

Chief Executive Officer and Executive Director. Ofer Druker, our Chief Executive Officer and executive director, currently receives an annual base salary of $750,000, and he is eligible for a target annual bonus of 0% to 200% of his base salary ($1.5 million) with an over-achievement rate capped at 150% of the target annual bonus (300% base salary), effective for fiscal years 2025, 2026 and 2027, subject to compliance with annual performance criteria to be determined by the compensation committee each year.

In 2024, our compensation committee, board of directors (without the attendance or vote of Mr. Druker) and shareholders approved granting Mr. Druker an RSU award with a target value of $437,500 (43,750 RSUs) and a PSU award with a target grant value of $1,312,500 (131,250 PSUs) pursuant to our Global Share Incentive Plan (2011), as amended (the “2011 Plan”). The RSU award vested in full 12 months after the date the grant was approved by the Board (August 25, 2025), and the PSU award is subject to both performance- and time-based vesting conditions; performance measurement periods of two years (27% of the PSUs) and one year (73% of the PSUs), and subject to the achievement of pre-defined Adjusted EBITDA and relative Total Shareholder Return (“TSR”) threshold, target and maximum goals set by the compensation committee. As of February 28, 2026, the first tranche of the PSUs was vested, with an achievement rate of 132% (total: 126,473 PSUs). The vesting of the remaining unvested awards shall accelerate in full in connection with a termination of employment within 3 months prior to or 12 months following the consummation of a change in control of the Company. In such an event, all outstanding equity compensation awards held by Mr. Druker at such time shall immediately vest in full, with any applicable performance conditions deemed to be achieved at target. The approval further included a new equity award termination provision, by which if Mr. Druker elects to leave (retire) at any point after January 1, 2026 by providing the board of directors at least 6 months’ prior written notice, his unvested RSUs and PSUs will continue to vest in full post-retirement and payout on the standard vesting/payout dates and based on the same payout factor (percent of target) as other participants, reasonable support for transition prior to retirement and assuming he complies with post-retirement restrictive covenants.

In 2025, our compensation committee and board of directors (without the attendance or vote of Mr. Druker) approved and on January 6, 2026, our shareholders approved granting Mr. Druker a new time-based cash award with a target value of $437,500 and a new performance-based cash award with a target grant value of $1,312,500. The time-based cash award shall vest in full, 12 months after the date the grant was approved by the Board (May 13, 2026), provided Mr. Druker is engaged by the Company on the vesting date, and the performance-based cash award is subject to both performance- and time-based vesting conditions; performance measurement periods of two years (41% of the performance-based cash award) and one year (59% of the performance-based cash award), and subject to the achievement of pre-defined Adjusted EBITDA and relative TSR threshold, target and maximum goals set by the compensation committee. Above-target payout can be up to 1.5x target grant ($) value.

The cash awards are subject to “double trigger” acceleration, meaning vesting will accelerate in full upon both (1) change of control acceleration and (2) termination of employment without cause. In such event, all outstanding performance-based and time-based cash compensation awards held by the CEO at such time shall immediately vest in full, with any applicable performance conditions deemed to be achieved at target. If Mr. Druker elects to leave (retire) after January 1, 2027, and provides at least 6 months prior written notice to the Board, his unvested performance-based and time-based cash awards will continue to vest post-retirement on their regular schedule, subject to continued compliance with post-retirement restrictive covenants and reasonable transition support.

Chief Operating Officer. Yaniv Carmi, our Chief Operating Officer, has a current annual base salary of $600,000, and he is eligible for a target annual bonus opportunity equal to 80% of his annual base salary (or $480,000) up to a maximum payout of 150% of the target annual amount bonus for outperformance (or $720,000), subject to compliance with annual performance criteria to be determined by the compensation committee each year. Mr. Carmi is entitled to a special bonus of £300,000 (or $403,152) in the event of a company sale (or a pro rata portion in the case of a partial sale).

In 2024, our compensation committee and board of directors approved granting Mr. Carmi an annual grant of 91,463 RSUs and 39,199 PSUs, based on a target grant value of $750,000 and a target vehicle mix of 70% RSUs and 30% PSUs, pursuant to our 2017 Plan (as defined below).  The RSUs grant vested in full on June 30, 2025.  The PSUs will vest over a period of three years, with 33.33% vesting each year  subject to (i) Mr. Carmi continuing to be employed by the group on the applicable vesting date, and (ii)  meeting related pre-defined one, two- and three-year Adjusted EBITDA and Relative TSR performance goals as determined by the compensation committee. As of February 28, 2026, the first tranche of the PSUs was vested, with an achievement rate of 130% (total: 16,987 PSUs). The vesting of the remaining unvested awards shall accelerate in full in connection with a termination of employment within 3 months prior to or 12 months following the consummation of a change in control of the Company. In such an event, all outstanding equity compensation awards held by Mr. Carmi at such time shall immediately vest in full, with any applicable performance conditions deemed to be achieved at target.

In 2025, our compensation committee and board of directors approved granting Mr. Carmi an annual grant of 56,540 RSUs and 24,232 PSUs, based on a target grant value of $750,000 and a target vehicle mix of 70% RSUs and 30% PSUs, pursuant to our 2017 Plan.  These RSUs grant shall vest fully one year following grant, subject to Mr. Carmi continuing to be employed by the group on the applicable vesting date.  These PSUs will vest over a period of three years, with 67% vesting after two years and 33% vesting after three years, subject to (i) Mr. Carmi continuing to be employed by the group on the applicable vesting date, and (ii) meeting related pre-defined two- and three-year Adjusted EBITDA and Relative TSR performance goals, as determined by the compensation committee.

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

Chief Financial Officer. Sagi Niri, our Chief Financial Officer, has a current annual base salary of $450,000 and he is eligible for a target annual bonus opportunity equal to up to 100% of his annual base salary (or $450,000) with an over-achievement rate capped at 150% of the target annual bonus (or $675,000), subject to compliance with annual performance criteria to be determined by the compensation committee each year.

In 2024, our compensation committee and board of directors approved granting Mr. Niri an annual grant of 121,951 RSUs and 52,265 PSUs, based on a target grant value of $1,000,000 and a target vehicle mix of 70% RSUs and 30% PSUs, pursuant to our 2011 Plan.  The RSUs grant vested in full on June 30, 2025.  The PSUs will vest over a period of three years, with 33.33% vesting each year  subject to (i) Mr. Niri continuing to be employed by the group on the applicable vesting date, and (ii) meeting related pre-defined one, two- and three-year Adjusted EBITDA and Relative TSR performance goals as determined by the compensation committee. As of February 28, 2026, the first tranche of the PSUs was vested, with an achievement rate of 130% (total: 22,647 PSUs).

The vesting of the remaining unvested awards shall accelerate in full in connection with a termination of employment within 3 months prior to or 12 months following the consummation of a change in control of the Company. In such an event, all outstanding equity compensation awards held by Mr. Niri at such time shall immediately vest in full, with any applicable performance conditions deemed to be achieved at target.

In 2025, our compensation committee and board of directors approved granting Mr. Niri an annual grant of 75,386 RSUs and 32,309 PSUs, based on a target grant value of $1,000,000 and a target vehicle mix of 70% RSUs and 30% PSUs, pursuant to our 2011 Plan.  These RSUs grant shall vest fully one year following grant, subject to Mr. Niri continuing to be employed by the group on the applicable vesting date.  These PSUs will vest over a period of three years, with 67% vesting after two years and 33% vesting after three years, subject to (i) Mr. Niri continuing to be employed by the group on the applicable vesting date, and (ii) meeting related pre-defined two- and three-year Adjusted EBITDA and Relative TSR performance goals as determined by the compensation committee.

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

In January 2025, the compensation committee and the board of directors approved a cash-based incentive opportunity, of up to $2.2 million per year in the aggregate for the Company’s executive leadership team (ELT) members (including Mr. Carmi and Mr. Niri), that vests ratably over two years (2025-2026) intended as a supplement to the annual equity awards provided, considering market competitive total annual long-term incentive award target grant values.

In February 2026, the compensation committee and the board of directors approved (x) a special retention bonus of $250,000 for Mr. Niri payable upon the earlier of (i) January 31, 2027 subject to Mr. Niri’s continued service as the Company’s Chief Financial Officer through December 31, 2026, and (ii) 30 days after the date Mr. Niri ceases to serve as the Company’s Chief Financial Officer, either (A) due to the Company appointing a new Chief Financial Officer to replace Mr. Niri, or (B) due to a change in control of the Company; and (y) to accelerate the vesting of Mr. Niri’s RSUs and PSUs, as well as any additional equity awards granted to Mr. Niri after such date, such that any not yet vested awards, shall automatically vest on the earlier of (i) March 31, 2027, subject to Mr. Niri’s continued employment as the Company’s Chief Financial Officer through December 31, 2026, in which case the Company shall continue to employ Mr. Niri on the same terms and conditions from January 1, 2027 through March 31, 2027, and (ii) three month after the date Mr. Niri ceases to serve as the Company’s Chief Financial Officer, either (A) due to the Company appointing a new Chief Financial Officer to replace Mr. Niri, or (B) due to a change in control of the Company.

Non-Executive Directors Compensation

Effective April 1, 2025, we pay an annual cash retainer of $60,000 for each non-executive member of the board of directors, an annual cash retainer of $7,500 for service on the Audit Committee, $7,500 for service on the Compensation Committee, and $2,500 for service on the Sustainability, Nominating and Governance (SNG) Committee. In addition, we pay an additional annual cash retainer for committee chairs of $25,000 for the Audit Committee, $25,000 for the Compensation Committee, and $7,500 for the SNG Committee, as well as an annual cash retainer of $70,000 for the non-executive Chair of the Board, and an annual incremental cash retainer of $25,000 was approved for the Lead Independent Director (or Senior Independent Director).

In addition, following each annual general meeting at which a non-executive director is elected or reelected (commencing January 6, 2026), we also grant each non-executive director RSUs with  a value of $150,000, with a one-year vesting period, with vesting acceleration in the event of death or long-term defined disability. In connection with the annual general meeting held on January 6, 2026, each non-executive director was granted an additional equity grant on the date of the meeting, consisting of fully vested RSUs with a value of $150,000 to compensate for 2025 (in addition to the new annual equity grant).

Equity Incentive Plans

2011 Equity Incentive Plan

We maintain the 2011 Plan, under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete.

The 2011 Plan is administered by our board of directors with the assistance of the compensation committee, and provides for the grant of options, restricted shares and restricted stock units.

The 2011 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”). Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares, restricted stock units or options, subject to the terms and conditions set forth in the Ordinance. Our non-employee service providers and controlling shareholders may only be granted awards under section 3(i) of the Ordinance, which does not provide for similar tax benefits.

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

The 2017 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), restricted shares, restricted stock units, performance bonus awards, performance units and performance shares. Options granted under the 2017 Plan to our employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the IRC, or may be non-qualified stock options.

In connection with the Reverse Split completed on February 14, 2025, the number of shares that may be delivered under each of the 2011 Plan and 2017 Plan and the number and price of shares covered by each outstanding award under the 2011 Plan and 2017 Plan, were proportionally adjusted by the board of directors to reflect the Reverse Split and the consolidation at the ratio of one New Ordinary Share for each two old ordinary shares, with any fractional share resulting from such adjustment rounded down to the nearest whole number.

On February 28, 2026, a total of 263,425 options to purchase Shares, with a weighted average exercise price of $15.44 per share and 3,554,100 RSUs and PSUs were outstanding under the 2011 Plan and 2017 Plan, collectively. As of February 28, 2026, 3,895,969 Shares were available for future issuance under the 2011 Plan and 2017 Plan, collectively.

2025 Tender Offer for Underwater Options

In May 2025, we completed a cash tender offer to cancel certain outstanding employee stock options that had exercise prices significantly greater than the current market price of our ordinary shares, with the goal of providing eligible employees with means to realize value for these options, reduce potential future dilution and increase the number of shares available under our share incentive plans.

The offer expired on May 30, 2025. Participation was voluntary and limited to employees holding options with exercise prices of $14.44 or $21.52 per share. Each validly tendered option with a $14.44 exercise price was purchased for $2.08 per share, and each option with a $21.52 exercise price was purchased for $0.78 per share. A total of 95 eligible holders participated, tendering options to purchase an aggregate of 857,816 ordinary shares, and we accepted all such options for cancellation, resulting in a total cash payment of $878,674.33, less applicable tax withholdings, to participating employees.

Our Executive Compensation Program

Below is a description of our executive compensation objectives and programs, as well as a description of the processes supporting decisions related to executive compensation by our compensation committee with respect to 2025.

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

Nexxen’s “pay for performance” philosophy regarding executive compensation intends to reward our executives for their contributions to the Company’s annual, mid- and long-term performance by tying a significant portion of their total compensation to key business drivers and shareholder value. Reflecting our pay-for-performance philosophy, a significant portion of our executives' compensation could be paid out above target when results exceed performance goals, be paid out below target when results fall below performance goals, or not be paid at all if results do not achieve a threshold level of performance.

In general, we intend for the annual target total direct compensation (salary, annual incentive and long-term incentives) of our executives to be positioned within a competitive range of market median (see below for how “market” is generally defined by our compensation committee). Actual pay outcomes may vary above or below target based on actual financial and share price performance outcomes. Variations in target total direct compensation among our executives reflect differences in competitive pay for their respective roles as well as the size and complexity of their area of oversight within the business, key competencies, and individual performance.

Shareholder Engagement

We are committed to ongoing engagement with our shareholders. Our Board, the compensation committee, and our management team value the input and opinions of our shareholders. The compensation committee strives to ensure our executive compensation program supports and aligns with the interests of our long-term shareholders and adheres to our pay for performance philosophy.

Our engagement efforts take place throughout the year through meetings, telephone calls, participation in conferences, and correspondence between our board members and/or senior management and representatives of our shareholders. The feedback we receive from our investors throughout our yearly engagement efforts is considered by our compensation committee in its discussions and decision-making.

2025 Decisions for Target Executive Pay Levels and Program Design

Pay Program Element	Description
Executive Pay Philosophy Focused on Market Median
The compensation committee, supported by its independent compensation consultant, reviewed target pay levels, and considered potential changes to target annual pay levels, of our executives relative to our committee-approved executive compensation philosophy. In general, we intend for the target total pay of our executives, on average, to be positioned within a competitive range of market median for comparable roles.

Target total pay for our leadership team was found to be positioned between market 25th percentile and median, on average, which was primarily the result of 2025 equity awards with below median target grant values. If an annualized portion of the special 2-year cash incentive is included, target total pay for our leadership team was found to be positioned near market median, aligned with our executive compensation philosophy. Our compensation committee reviews target pay levels for our leadership team versus market, and considers if changes are appropriate, on an annual basis, taking into account market benchmarking and other external and internal factors.

Over time, our intent is for the actual pay delivered to our executives to be commensurate (directionally aligned) with actual company financial performance outcomes and shareholder value creation, through an emphasis on performance-based pay.

Executive Compensation Benchmarking Peer Group (Committee decisions consider new consistent size- and industry- appropriate market data)
The compensation committee approved a peer group consisting of 12 public companies, considering input from its independent compensation consultant and management, against which it reviews benchmark comparisons for executive pay levels and pay practices. The peer group companies are all broadly similar to Nexxen in terms of size, business, operating characteristics and competition for executive talent. At 2025 year-end, Nexxen revenue and market capitalization were both positioned near peer group median (53rd and 56th percentile, respectively).

Incentive Programs and Awards for our Executives

Pay Program Element	Description
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
Performance Share Units (PSUs)

(pre-defined multi-year goals that encourage outperformance vs. plan and market)

(absolute and relative performance metrics)

(reinforce importance of share price performance)

1)     2025 grants had multi-year performance and vesting periods (2- and 3-years), with 2-year weighting 67% and 3-year weighted 33% for all leadership team members except CEO, with pre-defined EBITDA and relative Total Shareholder Return (“TSR”) goals. The metrics were selected given the importance we place on EBITDA growth in achieving our multi-year objectives, and also to balance line-of-sight for our executives with a clear emphasis on the importance of both absolute and relative share price performance.

2)     Payout may range from 0% to 150% of target share units based on actual results versus pre-defined threshold, target, and maximum performance goals.

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

Share Ownership Guideline for CEO (reinforces, internally and externally, significant level of share ownership)	We adopted a minimum CEO share ownership guideline of 6.0x base salary. Mr. Druker’s ownership exceeds this minimum expectation.

Our Equity Awards – Share Utilization

Pay Program Element	Description
Review of Share Utilization on at least Annual Basis (ongoing focus on prudent use of equity-based pay overall and to executives)
With support from its independent compensation consultant, the compensation committee reviews market benchmark data and comparisons on a regular basis, such as Nexxen’s equity burn rate relative to peer group companies. Equity burn rate, a measure of potential dilution from equity grants during a defined period of time, can be defined as the sum of shares, share units and share options granted in a given period of time, divided by ordinary shares outstanding. Nexxen’s 2024 and 2025 equity burn rate was found to be positioned near the peer group’s 25th percentile, and Nexxen’s 3-year average equity burn rate was found to be positioned below the peer group’s 25th percentile.

The compensation committee also reviewed Nexxen’s equity overhang versus market, a measure of potential dilution from shares available for grant and outstanding equity grants from pay programs. Nexxen’s equity overhang was found to be positioned below the 25th percentile of the peer group companies, both during 2025 and also after approval of our recent new share request. Equity overhang can be defined as: ((shares available for grant + outstanding shares/units + outstanding share options) ÷ (basic ordinary shares outstanding + the numerator)).

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

Under our amended and restated articles of association, the number of directors on our board of directors will be no less than four and no more than eleven directors. Our board of directors currently has six directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors will be for a term of office that expires on next annual general meeting following such election or re-election.

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

Director Independence

A majority of our board of directors is independent. An “independent director” is generally defined under the corporate governance rules of Nasdaq as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Neil Jones, Lisa Klinger, Daniel Kerstein, Christopher Stibbs and Rhys Summerton are independent under the corporate governance rules of Nasdaq.

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

Our audit committee consists of Neil Jones, Daniel Kerstein and Lisa Klinger. Ms. Klinger serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board of directors has determined that Ms. Klinger is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

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

Our compensation committee consists of Neil Jones, Lisa Klinger, and Rhys Summerton. Mr. Jones serves as chairperson of the committee. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

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

Sustainability, Nominating and Governance Committee

Our sustainability, nominating and governance committee consists of Neil Jones, Lisa Klinger, Daniel Kerstein, Christopher Stibbs and Rhys Summerton. Mr. Stibbs serves as chairperson of the committee. Our board of directors has adopted a sustainability, nominating and governance committee charter setting forth the responsibilities of the committee, which include:

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company or (iii) any person who serves as a director or as chief executive officer of the company. Deloitte IL & Co. serves as our internal auditor.

6.D. EMPLOYEES

As of December 31, 2025, we had 909 employees, including 556 in the United States, 219 in Tel Aviv, and 134 employees in other international locations. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

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

6.F. DISCLOSURE OF REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Shares as of February 28, 2026:

•	each person or entity known by us to own beneficially more than 5% of our outstanding Shares;

•	each of our directors, executive officers and Covered Executives individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of Shares is determined in accordance with the SEC rules and generally includes any Shares over which a person exercises sole or shared voting or investment power, which includes the power to dispose of or to direct the disposition of such security. For purposes of the table below, we deem shares subject to options, RSUs or PSUs that are currently exercisable or exercisable (in the case of options) or vested (in the case of RSUs or PSUs) within 60 days of February 28, 2026 to be outstanding and to be beneficially owned by the person holding the options, RSUs, or PSUs for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the ownership and percentage ownership of all executive officers and directors as a group.

The percentage of shares beneficially owned are based on 55,720,779 Shares outstanding as of February 28, 2026.

Unless otherwise noted below, each shareholder’s address is 82 Yigal Alon Street, Tel Aviv, 6789124, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

Beneficial Ownership as of
February 28, 2026

Name of Beneficial Owner	Shares Beneficially Owned	Percent of Shares Outstanding
Principal Shareholders
Mithaq Capital SPC(1)	17,326,679	31.3%
J.B Capital Partners L.P.(2)	4,361,625	7.8%
News Corporation(3)	4,262,661	7.7%
Toscafund Asset Management LLP(4)	3,193,481	5.7%

Directors, Executive Officers and Covered Executives(5)
Ofer Druker	717,916	1.3%
Sagi Niri	*	*
Yaniv Carmi	*	*
Karim Rayes	*	*
Chance Johnson	*	*
Christopher Stibbs	*	*
Neil Jones	*	*
Lisa Klinger	*	*
Daniel Kerstein	*	*
Rhys Summerton	*	*
All executive officers and directors as a group (10 persons)	1,763,025	3.2%

*	Indicates ownership of less than 1%.

(1)
This information is based upon an Amendment No. 9 to Schedule 13D jointly filed by Mithaq Capital SPC (“Mithaq Capital”), Turki Saleh A. AlRajhi and Muhammad Asif Seemab with the SEC on December 29, 2025. Mithaq Capital is managed by its Board of Directors, which consists of Turki Saleh A. AlRajhi and Muhammad Asif Seemab, and the Board has exclusive authority concerning purchases, dispositions and voting of the ordinary shares. Each of Mr. AlRajhi and Mr. Seemab possesses an ownership interest in Mithaq Capital, and Mr. Seemab may share in any profits realized from Mithaq Capital’s investment in the Shares. Mithaq Capital may be deemed to beneficially own 17,326,679 Ordinary Shares of the Company and has sole voting and dispositive power with respect to the shares, while Mr. AlRaji and Mr. Seemab each have shared voting and dispositive power with respect to the shares. The principal address of Mithaq Capital is c/o Synergy, Anas Ibn Malik Road, Al Malqa, Riyadh 13521 Saudi Arabia. Pursuant to Section 333(b) of the Companies Law, Mithaq Capital may not exercise voting rights in excess of 25% of our issued and outstanding Ordinary Shares.

(2)
This information is based upon an Amendment No. 1 to a Schedule 13G jointly filed by JB Capital Partners L.P. (“JB Capital”) and Alan W. Weber with the SEC on February 9, 2026. Each of JB Capital and Mr. Weber share voting and dispositive power with respect to 4,361,625 Ordinary Shares. The principal address of JB Capital and Mr. Weber is 5 Evans Place, Armonk New York 10504.

(3)
This information is based upon an Amendment No. 7 to a Schedule 13G jointly filed by Toscafund Asset Management LLP (“Toscafund”), Toscafund Limited, Old Oaks Holdings Limited and Martin Hudges with the SEC on November 12, 2025. Toscafund is the entity for which Toscafund Limited, Old Oak Holdings and Martin Hughes may be considered a holding company or control person, as applicable, and therefore may be deemed to have beneficial ownership over 5,607,158 Shares of the Company and has shared voting and dispositive power with respect to the shares. Tosca Opportunity may be deemed to beneficially own 3,193,481 Shares and has shared voting and dispositive power with respect to the shares. The principal address of Toscafund is 5th Fl, Ferguson House, 15 Marylebone Rd, London, United Kingdom NW1 5JD. The principal address of Tosca Opportunity is Ugland House, Box 309, Grand Cayman, Cayman Islands KY1-1104.

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

7.B. RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred

The following is a description of our related party transactions since January 1, 2025.

Agreements with Directors and Officers

Employment Agreements

We have entered into written employment agreements with each of our executive officers. See Item 6. “Directors, Senior Management and Employees.”

Equity Incentive Awards

Since our inception, we have granted to our executive officers and certain of our directors restricted stock units, performance share units and options to purchase our Shares. See Item 6. “Directors, Senior Management and Employees.”

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

Rights of Appointment

Our current board of directors consists of six directors. We are not a party to, and are not aware of, any voting agreements among our shareholders.

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

8.B. SIGNIFICANT CHANGES

No significant changes have occurred since December 31, 2025, except as otherwise disclosed in this Annual Report.

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our Shares have been listed on the Nasdaq Global Market under the symbol “NEXN” since February 18, 2025.

As of February 28, 2026, the last reported sale price of our Shares on the Nasdaq Global Market was $6.44 per Ordinary Share.

9.B. PLAN OF DISTRIBUTION

Not applicable.

9.C. MARKETS

See Item 9.A. “Offer and Listing Details.”

9.D. SELLING SHAREHOLDERS

Not applicable.

9.E. DILUTION

Not applicable.

9.F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

Not applicable.

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our authorized share capital of the Company is NIS 5,000,000, divided into 250,000,000 ordinary shares with a par value of NIS 0.02 per share, of which 55,720,779 shares are issued and outstanding as of February 28, 2026, and 45,150,804 shares are held in treasury.

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

10.E. TAXATION

The following  discussion of Israeli and United States tax consequences is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations

The following is a summary of the general corporate Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences relating to the ownership and disposition of our Shares. This summary does not discuss all aspects of the Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law.  To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to Corporate Income Tax (CIT) on taxable income, including capital gains, at the rate of 23% for 2024 and 2025. Nevertheless, as elaborated below, the Israeli Law for the Encouragement of Capital Investments-1959 provides tax benefits for Israeli enterprises meeting certain requirements and criteria. In our context, the Company’s enterprise may be eligible to the “Preferred Technological Enterprise” and the “Special Preferred Technological Enterprise” regime, that provides a reduced CIT rate of 12% and 6% respectively on eligible income.

Foreign Exchange Regulations

We are permitted to measure our Israeli taxable income in U.S. dollars pursuant to regulations published by the Israeli Minister of Finance, which provide the conditions for doing so. We believe that we meet, and will continue to meet, the necessary conditions and as such, we measure our results for tax purposes based on the U.S. dollar/NIS exchange rate on December 31 of the relevant tax year.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

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

Digital Services Tax

The Company constantly examines the potential applicability of the digital services tax legislation on its activities in the various jurisdictions. In addition, the Company studies the Organization for Economic Co-operation and Development (OECD) Pillar I and Pillar II publications and their effect on the Company.

Israeli Law for the Encouragement of Capital Investments, 1959, as amended

The Law for the Encouragement of Capital Investments (the “Investments Law”) provides tax benefits for Israeli companies meeting certain requirements and criteria. The Investment Law has undergone certain amendments and reforms in recent years.

The Israeli parliament enacted a reform to the Investment Law, effective as of January 2011, according to which, a flat rate tax applies to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the gross domestic product.

In December 22, 2016, an Amendment to the Investments Law was enacted and, effective January 1, 2017, added new tax benefit tracks for a “Preferred Technological Enterprise” and a “Special Preferred Technological Enterprise” that awards reduced tax rates to a technological industrial enterprise for the purpose of encouraging activity relating to the development of qualifying intangible assets. This amendment introduced the “Nexus Principles” based on OECD guidelines as part of the Base Erosion and Profit Shifting (BEPS) project, which govern the tax regime applicable to the Company from the 2017 tax year.

Benefits under the “Preferred Technology Enterprise” regime include:

•
A reduced corporate tax rate of 12% (or 7.5% in Development Area A) on qualifying income from eligible intellectual property (“Preferred Technology Income”), subject to conditions, including a minimal amount or ratio of annual R&D expenditures and R&D employees, and having at least 25% of annual income derived from export;

•
A 12% capital gains tax rate on the sale of preferred intangible assets to foreign affiliated enterprise, provided that the asset was initially purchased from a foreign resident at an amount of NIS 200 million or more; and

•
A 20% withholding tax rate for dividends paid from Preferred Technology Income (with an exemption from such withholding tax applying to dividends paid to an Israeli company). Such rate may be reduced to 4% on dividends paid to a foreign resident company, in case at least 90% of the company’s shares are held directly by, one or more, foreign entities, subject to valid certificate from the Israel Tax Authority.

These rates may be further reduced by applicable double tax treaties, subject to the receipt in advance of a valid certificate from the Israel Tax Authority.

The effective tax rate applying to our Preferred Technology Enterprise is calculated based on the Nexus Principles, considering eligible and ineligible R&D expenses incurred by us, as prescribed in the Regulations. Income from sources other than the Preferred Technology Income are taxable at regular corporate tax rates of 23% for 2023, 2024 and 2025.

Full details regarding our Preferred and Preferred Technology Enterprises may be found in Note 4 of our consolidated financial statements.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industry Companies.” The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production. We currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

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

The Company approached the Israeli Tax Authority and received on December 31, 2025 a renewal of the Tax Ruling regarding the Industrial Enterprise and Preferred Technological Enterprise, for the eligibility of the benefits under the Investment Law. The Tax Ruling is effective for the years 2023-2027.

Capital Gains Tax on Sales of Our Shares

Taxation of Non-Israeli Resident Shareholders

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel; (ii) are shares or a right to shares in an Israeli resident corporation; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our Shares will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2025).

A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company, that were purchased after the company was listed for trading on a recognized stock exchange outside of Israel will be exempt from Israeli capital gains tax so long as the shares were not held through a permanent establishment that the non-Israeli resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation; or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is also not applicable to a person whose gains from selling or disposing the shares are deemed to be business income.

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

A tax return must be filed by January 31 and July 31 for sales made in the last six months of the preceding year or the first six months of the current year. If all tax due was withheld at source, filing is not required if the income was not generated from business in Israel, the taxpayer has no other taxable income in Israel and is not obligated to pay surtax. Capital gains must also be reported on the annual income tax return.

Taxation of Israeli Resident Shareholders

An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23%. An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expenditures or is a “substantial shareholder” at the time of the sale or at any time during the preceding 12-months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Tax Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2025). Individuals who are subject to tax in Israel are also subject to an additional income surtax (as described below). For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(a)(1) of the Tax Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares.

Taxation of Dividends Paid on our Shares

Taxation of Non-Israeli Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Shares at the rate of 25%, or 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise, which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence.  If the shareholder is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate will be 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not).

A reduced tax rate may be provided under an applicable tax treaty.  Under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Shares, who is a Treaty U.S. Resident, is 25%. Generally, the maximum rate of withholding tax on dividends that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed, as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. The 12.5% rate is applicable only to dividends from regular income and not from Preferred Enterprise, or Preferred Technological Enterprise income. If conditions are met, dividends from these Enterprises are subject to a 15% withholding tax.

Non-resident individuals or corporations with dividend income from Israel, from which tax was withheld, are generally exempt from filing tax returns in Israel if the income was not derived from a business conducted in Israel, they have no other taxable income in Israel, and they are not subject to income surtax.

Taxation of Israeli Shareholders

An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-months period, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25%, if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise (see more details below). If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under section 9(2) or section 129C(a)(1) of the Israeli Tax Ordinance is exempt from tax on dividend.

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether  such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2025, which amount is linked to the annual change in the Israeli consumer price index. Additionally, effective from January 1, 2025, an additional surtax of 2% will apply exclusively to annual capital income (including from dividend distribution) exceeding NIS 721,560.

Estate and Gift Tax. Israeli law presently does not impose estate taxes. Gift tax may be applicable in certain cases.

 U.S. Federal Income Tax Considerations

The following is a summary of material United States federal income tax considerations generally applicable to United States Holders (as defined below) of our Shares. This summary deals only with our Shares held as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation: dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our Shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders that are real estate investment trusts or regulated investment companies, grantor trusts, holders subject to special tax accounting rules as a result of any item of gross income with respect to our Shares being taken into account in an applicable financial statement, holders which are entities or arrangements treated as partnerships, S-corporations or other pass-through entities for United States federal income tax purposes, holders who acquired Shares pursuant to the exercise of any employee share option or otherwise as compensation or holders that directly, indirectly, or constructively own 10% or more of the total voting power or value of our outstanding stock.

This summary is based upon the  Code,  existing final, temporary and proposed regulations thereunder, judicial decisions and published positions of the Internal Revenue Service (the "IRS") and the U.S.-Israel income tax treaty in effect as of the date of this annual report, all of which are subject to change at any time (including changes in interpretation), possibly with retroactive effect, in a manner that could adversely affect a U.S. holder.

No ruling will be requested from the Internal Revenue Service, or IRS, regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address all U.S. federal income tax matters that may be relevant to a particular prospective holder or all tax considerations that may be relevant with respect to an investment in our Shares, including the U.S. federal estate, gift, or alternative minimum tax consequences, or any state, local or non-U.S. tax consequences, of the acquisition, ownership and disposition of our Shares.

As used herein, the term “United States Holder” means a beneficial owner of our Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation  for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to  U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more “United States persons” as defined in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a “United States person.”

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company,” the amount of dividends paid to a U.S. Holder of our Shares, before reduction for any Israeli taxes withheld therefrom, generally will be taxable as dividend income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of earnings and profits are generally treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in those Shares and thereafter as capital gain.  We do not maintain calculations of our earnings and profits under U.S. federal tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. In addition to the income tax on dividends discussed above, certain non-corporate U.S. holders will also be subject to the 3.8% tax on dividends as discussed below under “Net Investment Income Tax”.  A U.S. holder that is a corporation will not be eligible for any dividends received deduction, except as provided by Sections 245 and 245A of the Code. The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is included in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars at that time. If not converted, the U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the receipt date, with any subsequent gain or loss treated as ordinary income or loss.

Dividends paid on our Shares generally will constitute “foreign source income” for purposes of the foreign tax credit. Israeli withholding tax (if any) paid on dividends on our Shares, at the rate provided by the U.S.-Israel Tax Treaty, may subject to limitations and conditions, be treated as foreign income tax eligible for credit against holder’s U.S. federal income tax liability or, at holder’s election, eligible for deduction in computing holder’s U.S. federal taxable income. If a refund of the tax withheld is available under the laws of the state of Israel or under the  U.S.-Israel Tax Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). If the dividends are taxed as “qualified dividend income,” as discussed below, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to Shares will generally constitute “passive category income.”

The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations.

Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gain rate of 20%, provided that (i) either our Shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes; (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the U.S. Holder for either our taxable year in which the dividend is paid or our preceding taxable year; (iii) the U.S. Holder satisfies certain holding period and other requirements; and (iv) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as is the case with our Shares. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to our Shares.

Disposition of Shares

Subject to the discussion below under “Passive Foreign Investment Company,” a  U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other taxable disposition of our Shares equal to the difference, if any, between the amount realized and the U.S. Holder’s adjusted tax basis in those Shares. A U.S. Holder’s initial tax basis in shares generally will equal the cost of such shares. If any foreign tax is imposed on the sale, exchange or other disposition of our Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the tax. In general, capital gains recognized by a non-corporate U.S. Holder, including an individual, are treated as long term capital gain and subject to a lower tax rate (currently up to 20%) if U.S. Holder’s holding period in our Shares exceeds one year. The deductibility of capital losses is subject to limitations. Additionally, certain non-corporate U.S. holders may be subject to a 3.8% tax on net gains as discussed below under “Net Investment Income Tax” Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. Because gain for the sale or other taxable disposition of our Shares will be treated as United States source income, and you may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, your ability to utilize a foreign tax credit with respect to any foreign tax imposed on any such sale or other taxable disposition,  may be significantly limited. In addition, if you are eligible for the benefit of the U.S.-Israel Tax Treaty and pay Israeli tax in excess of the amount applicable to you under such convention or if the Israeli tax paid is refundable, you will not be able to claim any foreign tax credit or deduction with respect to such excess Israeli tax. You should consult your tax advisor as to whether the Israeli tax on gains may be creditable or deductible in light of your particular circumstances and your ability to apply the provisions of the U.S.-Israel Tax Treaty.

If the consideration received upon the sale or other taxable disposition of our Shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. If our Shares are treated as traded on an established securities market, a cash basis U.S. Holder and an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the taxable disposition. An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the date of the taxable disposition and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

Net Investment Income Tax

Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on all or a portion of their “net investment income,” which includes dividends and net gains from the sale or other dispositions of shares.

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

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our Shares. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our Shares, we would continue to be treated as a PFIC with respect to such Holder’s investment unless (i) we cease to be a PFIC; and (ii) the  U.S. Holder has made a “deemed sale” election under the PFIC rules. If such election is made, a  U.S. Holder will be deemed to have sold our Shares at their fair market value on the last day of our last taxable year in which we were a PFIC, and any gain from the deemed sale would be subject to the rules described in the second following paragraph. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the Shares with respect to which such election was made will not be treated as shares in a PFIC.

U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we are (or were to become) and then cease to be a PFIC, and such election becomes available.

If we are a PFIC for any taxable year that a U.S. Holder holds our Shares, unless the U.S. Holder makes one of the elections described below, any gain recognized by the U.S. Holder on a sale or other disposition of our Shares would be allocated pro-rata over the U.S. Holder’s holding period for the Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a U.S. Holder on our Shares exceeds 125% of the average of the annual distributions on the Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of our Shares if we were a PFIC, described above. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of the foreign entities in which we may hold equity interests that also are PFICs, or lower-tier PFICs.

Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment or treatment as a qualified electing fund (“QEF”)) of our Shares if we are considered a PFIC. However, we do not expect to furnish U.S. Holders of our Shares with the tax information necessary to enable a U.S. Holder to make a QEF election. In addition, an election for mark-to-market treatment is unlikely to be available to mitigate any adverse tax consequences with respect to a subsidiary that is also a PFIC. If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our Shares and the potential consequences related thereto.

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

Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be refundable or creditable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Foreign Financial Asset Reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including our Shares, on IRS Form 8938 (Statement of Specified Foreign Financial Assets) if the aggregate value of all of these assets exceeds certain threshold amounts, subject to certain exceptions (including an exception for Shares held in accounts maintained by certain financial institutions). Penalties can apply if  U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the application of these reporting requirements on the ownership and disposition of our Shares.

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

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

For information regarding material modifications to the rights of our security holders, see Item 9.A. “Offer and Listing Details.”

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the audited consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

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

16.A. AUDIT COMMITTEE FINANCIAL EXPERT

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

16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees

Somekh Chaikin, a member firm of KPMG International (“KPMG”), located in Tel Aviv, Israel (PCAOB ID No. 1057), has served as our independent registered public accounting firm for the fiscal years ended December 31, 2025 and 2024. The following are KPMG fees for professional services in each of the respective years:

	Year Ended December 31,
	2025	2024
	(in thousands)
Audit fees(1)	741	816
Audit-related fees(2)	—	—
Tax fees(3)	124	148
All other fees(4)	—	—

Total	865	964

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

Pre-Approval Policies and Procedures

The advance approval of our audit committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. All the services were pre-approved to the extent required.

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

16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

We have effected several share repurchase programs over the years. From March 1, 2022, when we launched a series of share repurchase programs, through December 31, 2025, we and our subsidiaries repurchased 29,794,967 Shares, or 38.45% of shares outstanding, reflecting a total investment of $258.2 million.

Our current outstanding share repurchase program is for the repurchase of $20.0 million of Shares, which commenced on September 19, 2025 and is scheduled to continue until the earlier of March 19, 2026 or completion. As of December 31, 2025, we had $7.5 million remaining on the repurchase program authorization.

Until the AIM-delisting on February 14, 2025, our share repurchases were effected on the AIM Market, and beginning February 18, 2025 the share repurchases are effected on Nasdaq. All share repurchases are made in accordance with all applicable securities laws and regulations.

On November 20, 2025, we publicly announced an additional share repurchase program authorizing the repurchase of up to $40.0 million of Shares. The new repurchase plan is expected to commence upon completion of the ongoing existing repurchase plan.

The table below provides detailed information.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Approximate Dollar Value that May Yet be Purchased under the Plans or Programs (1)
January 1 – January 31	1,060,678	$9.91	1,060,678	$27,827,281
February 1 – February 28	1,107,268	$9.35	1,107,268	$17,447,993
March 1 – March 31	1,498,918	$7.96	1,498,918	$5,479,185
April 1 – April 30	1,877,280	$8.74	1,877,280	$39,027,629
May 1 – May 31	1,260,000	$11.30	1,260,000	$24,769,347
June 1 – June 30	800,000	$10.45	800,000	$16,389,723
July 1 – July 31	880,000	$10.41	880,000	$7,214,691
August 1 – August 31	460,000	$9.82	460,000	$2,688,457
September 1 – September 30	456,215	$9.59	456,215	$18,305,514
October 1 – October 31	517,500	$8.58	517,500	$13,854,082
November 1 – November 30	427,500	$7.11	427,500	$10,806,077
December 1 – December 31	495,000	$6.63	495,000	$7,514,986
Total	10,840,359	$9.30	10,840,359	$—

(1)
The repurchase program of $50.0 million which was publicly announced on October 17, 2024, commenced on November 19, 2024 and was completed on April 9, 2025. The repurchase program of $50.0 million which was publicly announced on March 4, 2025, commenced on April 9, 2025 and was completed on September 18, 2025. The repurchase program of $20.0 million which was publicly announced on August 15, 2025, commenced on September 19, 2025 and will end at the earlier of March 19, 2026 or completion.

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

16.J. INSIDER TRADING POLICIES

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

A copy of the Insider Trading Policy, as amended on March 3, 2026, is filed as Exhibit 11.1 to this Annual Report.

16.K. CYBERSECURITY

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

For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 3.D. “Risk Factors” in this Annual Report on Form 20-F, including the risk factor entitled “We are subject to cybersecurity risks, including impersonation and fraud schemes that exploit our brand, and any significant failure or breach of our systems, or those of our third party vendors, could harm our business.”

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

Our Chief Technology Officer (“CTO”), who reports to our Chief Executive Officer, is primarily responsible for the assessment and management our material risks from cybersecurity threats. Our CTO oversees our cybersecurity policies, processes, and response strategies, including those described in “Risk Management and Strategy” above. Our security team, which reports to the CTO, maintains our security incident response plan and manages day-to-day incident identification, assessment and management, leads our overall cybersecurity risk management program, including ongoing assessments of system vulnerabilities and mitigation efforts, and continuously updates our CTO on such matters. Our security team includes members that have been involved in cybersecurity for approximately 20 years, with project experience relating to SOC-2, ISO 27001, NIST Cyber Security Framework, SOX, GDPR, Business Continuity Planning, Disaster Recovery Planning, Incident Response Planning. Our CTO escalates cybersecurity incidents to other members of the Company’s leadership, as appropriate, including our Chief Financial Officer and Chief Legal Officer. The security team provides regular briefings to the audit committee regarding the Company’s cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, and activities of third parties.

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
1.1
Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2024 (File No. 001-40504), filed with the SEC on March 5, 2025).

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
4.2
Nexxen International Ltd. Global Share Incentive Plan (2011), as amended (incorporated herein by reference to Exhibit 4.2 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2024 (File No. 001-40504), filed with the SEC on March 5, 2025).

4.3
Nexxen International Ltd. 2017 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2024 (File No. 001-40504), filed with the SEC on March 5, 2025).

4.4	Amendment No. 6 to Nexxen International Ltd. 2017 Equity Incentive Plan, dated January 6, 2026.
4.5
Remuneration Policy for Directors and Executives (incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2024 (File No. 001-40504), filed with the SEC on March 5, 2025).

4.6*
Credit Agreement, dated as of September 12, 2022, by and among Nexxen Group US Holdings Inc. (f/k/a Unruly Group US Holding Inc.), Nexxen Holdings Ltd (f/k/a Unruly Holdings Limited), Nexxen International Ltd., Royal Bank of Canada, and other Lenders and L/C Issuers party thereto (incorporated herein by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022 (File No. 001-40504), filed with the SEC on March 7, 2023).

4.7*
First Amendment to Credit Agreement, dated as of April 9, 2024, by and among Nexxen Group US Holdings Inc. (f/k/a Unruly Group US Holdings Inc.), Nexxen Holdings Ltd. (f/k/a Unruly Holdings Limited), Nexxen International Ltd., Royal Bank of Canada and other Lenders and L/C Issuers party thereto.

4.8*
Second Amendment to Credit Agreement, dated as of May 29, 2025, by and among Nexxen Group US Holdings Inc. (f/k/a Unruly Group US Holding Inc.), Nexxen Holdings Ltd (f/k/a Unruly Holdings Limited), Nexxen International Ltd., Royal Bank of Canada and other Lenders and L/C Issuers party thereto.

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
97.1
Incentive-Based Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023 (File No. 001-40504), filed with the SEC on March 6, 2024).

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

Date: March 4, 2026

NEXXEN INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025

NEXXEN INTERNATIONAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025

Somekh Chaikin
17 Ha’arba’a Street, PO Box 609
KPMG Millennium Tower
Tel Aviv 6100601, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Nexxen International Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Nexxen International Ltd. (and subsidiaries) (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operation and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2025 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

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
March 4, 2026

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

NEXXEN INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
		2025	2024
	Note	USD thousands
ASSETS:
Cash and cash equivalents	10	133,308	187,068
Trade receivables, net	8	196,101	217,960
Other receivables	8	6,116	4,579
Current tax assets		1,809	3,373

TOTAL CURRENT ASSETS		337,334	412,980

Fixed assets, net	5	18,033	15,727
Right-of-use assets	6	27,005	31,500
Intangible assets, net	7	318,376	336,768
Deferred tax assets	4	9,407	17,800
Investment in shares	18	45,000	25,000
Other long-term assets		918	738

TOTAL NON-CURRENT ASSETS		418,739	427,533

TOTAL ASSETS		756,073	840,513

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	6	13,287	14,340
Trade payables	9	207,020	228,514
Other payables	9	41,282	38,526
Current tax liabilities		441	4,677

TOTAL CURRENT LIABILITIES		262,030	286,057

Employee benefits		213	300
Long-term lease liabilities	6	18,644	22,857
Deferred tax liabilities	4	515	445

TOTAL NON-CURRENT LIABILITIES		19,372	23,602

TOTAL LIABILITIES		281,402	309,659

SHAREHOLDERS’ EQUITY:	15
Share capital		324	377
Share premium		278,510	362,507
Accumulated comprehensive income (loss)		348	(2,476)
Retained earnings		195,489	170,446

TOTAL SHAREHOLDERS’ EQUITY		474,671	530,854

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		756,073	840,513

Chairman of the Board of Directors	CEO	CFO

Date of approval of the financial statements: March 4, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

NEXXEN INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME (LOSS)

		Year ended December 31
		2025	2024	2023
	Note	USD thousands

Revenues	12	364,780	365,477	331,993

Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	13	54,979	61,020	62,270

Research and development expenses		58,059	49,992	49,684
Selling and marketing expenses		122,975	112,227	105,914
General and administrative expenses	14	33,194	41,237	51,051
Depreciation and amortization		63,124	58,676	78,285
Other expenses, net		-	1,504	1,765

Total operating costs		277,352	263,636	286,699

Operating Profit (loss)		32,449	40,821	(16,976)

Financing income		(7,010)	(6,657)	(8,192)
Financing expenses		2,200	8,946	10,200

Financing expenses (income), net		(4,810)	2,289	2,008

Profit (loss) before taxes on income		37,259	38,532	(18,984)

Tax expenses	4	12,216	3,095	2,503

Profit (loss) for the year		25,043	35,437	(21,487)

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operations		2,824	(35)	2,126
Foreign currency translation for subsidiary sold reclassified to profit and loss		-	-	1,234

Total other comprehensive income (loss) for the year		2,824	(35)	3,360

Total comprehensive income (loss) for the year		27,867	35,402	(18,127)

Earnings per share
Basic earnings (loss) per share (in USD)	16	0.42	0.51	(0.30)
Diluted earnings (loss) per share (in USD)	16	0.41	0.51	(0.30)

The accompanying notes are an integral part of these consolidated financial statements.

NEXXEN INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Accumulated comprehensive income (loss)	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2023	413	400,507	(5,801)	156,496	551,615
Total comprehensive income (loss) for the year
Loss for the year	-	-	-	(21,487)	(21,487)
Other comprehensive income:
Foreign currency translation	-	-	2,126	-	2,126
Foreign currency translation for subsidiary sold	-	-	1,234	-	1,234

Total comprehensive income (loss) for the year	-	-	3,360	(21,487)	(18,127)

Transactions with owners, recognized directly in equity
Own shares acquired	(8)	(9,306)	-	-	(9,314)
Share based compensation	-	19,141	-	-	19,141
Exercise of share options	12	221	-	-	233

Balance as of December 31, 2023	417	410,563	(2,441)	135,009	543,548

	Share capital	Share premium	Accumulated comprehensive income (loss)	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2024	417	410,563	(2,441)	135,009	543,548
Total comprehensive income (loss) for the year
Profit for the year	-	-	-	35,437	35,437
Other comprehensive loss:
Foreign currency translation	-	-	(35)	-	(35)

Total comprehensive income (loss) for the year	-	-	(35)	35,437	35,402

Transactions with owners, recognized directly in equity
Own shares acquired	(49)	(61,690)	-	-	(61,739)
Share based compensation	-	12,510	-	-	12,510
Exercise of share options	9	1,124	-	-	1,133

Balance as of December 31, 2024	377	362,507	(2,476)	170,446	530,854

The accompanying notes are an integral part of these consolidated financial statements.

NEXXEN INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Accumulated comprehensive income (loss)	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2025	377	362,507	(2,476)	170,446	530,854
Total comprehensive income for the year
Profit for the year	-	-	-	25,043	25,043
Other comprehensive income:
Foreign currency translation	-	-	2,824	-	2,824

Total comprehensive income for the year	-	-	2,824	25,043	27,867

Transactions with owners, recognized directly in equity
Own shares acquired	(62)	(100,784)	-	-	(100,846)
Share based compensation	-	16,353	-	-	16,353
Exercise of share options	9	434	-	-	443

Balance as of December 31, 2025	324	278,510	348	195,489	474,671

The accompanying notes are an integral part of these consolidated financial statements.

NEXXEN INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2025	2024	2023
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the year	25,043	35,437	(21,487)
Adjustments for:
Depreciation and amortization	63,124	58,676	78,285
Net financing expense (income)	(5,082)	1,965	1,699
Loss from disposals of fixed and intangible assets	-	-	2
Loss (income) on leases modification	(151)	10	119
Loss and revaluation on sale of business unit	-	16	1,765
Remeasurement of net investment in a finance lease	195	1,488	-
Share-based compensation and restricted shares	18,048	11,460	19,169
Tax expense	12,216	3,095	2,503
Change in trade and other receivables	21,931	(14,458)	30,603
Change in trade and other payables	(21,311)	57,671	(43,077)
Change in employee benefits	(103)	63	(1)
Income taxes received	5,225	704	352
Income taxes paid	(11,417)	(5,512)	(8,721)
Interest received	4,416	6,595	8,016
Interest paid	(2,025)	(6,375)	(8,486)

Net cash provided by operating activities	110,109	150,835	60,741

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	(276)	390	1,498
Payments on finance lease receivable	1,246	1,824	1,112
Repayment of debt investment	103	95	51
Acquisition of fixed assets	(12,118)	(7,742)	(4,495)
Acquisition and capitalization of intangible assets	(17,577)	(15,779)	(15,126)
Investment in shares	(20,000)	-	-

Net cash used in investing activities	(48,622)	(21,212)	(16,960)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(101,702)	(60,735)	(9,518)
Proceeds from exercise of share options	443	1,133	233
Leases repayment	(16,265)	(15,142)	(17,262)
Repayment of long-term debt	-	(100,000)	-
Net cash used in financing activities	(117,524)	(174,744)	(26,547)

Net increase (decrease) in cash and cash equivalents	(56,037)	(45,121)	17,234

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF YEAR	187,068	234,308	217,500
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	2,277	(2,119)	(426)

CASH AND CASH EQUIVALENTS AS OF THE END OF YEAR	133,308	187,068	234,308

The accompanying notes are an integral part of these consolidated financial statements.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.	Reporting entity:

Nexxen International Ltd. (the “Company” or “Nexxen International”), formerly known as Tremor International Ltd., was incorporated in Israel under the laws of the State of Israel on March 20, 2007. The address of the registered office is 82 Yigal Alon Street Tel-Aviv, 6789124, Israel.

The consolidated financial statements include Nexxen International Ltd. And its subsidiaries (the “Group”).

Nexxen International is a global Company offering a unified data-driven end-to-end software platform (the “Platform”) that supports a wide range of media types (e.g., video, display, etc.) and devices (e.g., mobile, Connected TVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers (buyers) are able to purchase high quality advertising inventory from publishers (sellers) in real-time and at scale. Nexxen International’s technology stack is comprised of a Demand Side Platform (“DSP”), Supply-Side Platform (“SSP”), Ad Server, and Data Management Platform (“DMP”) including audience insight and activation platform (“Discovery”), empowering customers on both the buy- and sell-sides of the ecosystem to leverage a full suite of data-driven planning and technology solutions to achieve greater efficiency, effectiveness, and outcomes in their advertising efforts. The Company’s DSP solution is delivered mainly through wholly owned subsidiary Nexxen Inc. and is designed to assist customers in a self-managed or full-service capacity to plan and execute digital marketing campaigns in real-time across various ad formats. The Company’s SSP solution (delivered through Nexxen Group LLC) is designed to monetize digital inventory for publishers by enabling their content to have the necessary code and requirements for programmatic advertising integration, and provides access to significant amounts of data and unique demand to drive more effective inventory management and revenue optimization. The Company’s “DMP” integrates both its DSP and SSP solutions, enabling advertisers and publishers to use data from various sources, including web, social media, Connected TV and linear TV, and mobile devices, to optimize results of their advertising campaigns. Nexxen International is headquartered in Israel and maintains offices throughout the U.S., Canada, EMEA and Asia-Pacific.

b.	Material events during the reporting period:

During the reporting period, the Company made significant changes to its capital structure and listing arrangements. Until February 14, 2025, the Company’s securities were dual listed (i) the Ordinary Shares, par value NIS 0.01 per share (“Ordinary Shares”) of the Company were listed on the AIM Market of the London Stock Exchange and (ii) the American Depositary Shares ("ADSs"), each of which represented two Ordinary Shares of the Company, represented by the American Depositary Receipts ("ADR") were listed on the Nasdaq Capital Market. On December 20, 2024 the shareholders approved a change of the Company’s Nasdaq-listed ADRs for Nasdaq-listed Ordinary Shares and terminated the ADR facility by conducting a Reverse Stock Split (the “Reverse Split”) of the Company’s Ordinary Shares at a two-for-one ratio which allow a one-to-one exchange from ADRs to Ordinary Shares and delisting from the AIM to trade solely on the Nasdaq in the U.S. and the change in par value from NIS 0.01 par value to NIS 0.02 par value. The reverse stock split was completed on February 14, 2025.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL (Cont.)

b.	Material events during the reporting period (Cont.):

All share and per ordinary share amounts included in the consolidated financial statements, including (i) issued and paid-in share capital, (ii) the exercise prices of stock options (iii) fair value per share and stock unit, (iv) the number of stock options, restricted stock units and performance share units underlying the Company’s outstanding equity awards and incentive plans, and (v) the earnings (loss) per share, have been retrospectively adjusted to give effect to the Reverse Split for all periods presented.

1) In August 2025, the Company entered into a definitive agreement to renew and expand its long-term strategic partnership with V (formerly known as “VIDAA”), and Programmatic smart TV Home Screen Solution. Under the updated agreement, the Company extended its exclusive access to V’s automatic content recognition (“ACR”) data and obtained exclusive advertising monetization rights on V media in North America through at least 2029. In connection with the expanded partnership, the Company completed an additional investment of USD 20 million in V during 2025. In addition, the Company committed to a further equity investment of USD 15 million, subject to the satisfaction of certain conditions precedent, which is expected to be completed in 2026. See note 18.

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

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on March 3, 2026.

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

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in Note 7, on intangible assets, with respect to the accounting of software development capitalization and impairment testing for goodwill, in Note 4, on Income Tax, with respect to uncertain tax position and in Note 18 on investments in shares.

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

Preparation of the financial statements requires the Group to determine the fair value of certain assets and liabilities. When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
•	Level 3: inputs that are not based on observable market data (unobservable inputs).

Further information about the assumptions that were used to determine fair value is included in the following notes:

•	Note 17, on share-based compensation;
•	Note 18, on financial instruments.

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

The Company’s non-derivative financial assets, which are measured at fair value through profit and loss, consist of investment in shares. Net gains and losses are recognized in consolidated statements of operations and other comprehensive income (loss), financing income/expenses.

2)	Non-derivative financial liabilities

The Company’s non-derivative financial liabilities mainly include trade and other payables and loan, all measured at amortized cost.

3)	Treasury shares:

When share capital recognized as equity is repurchased by the Company, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as a deduction in Share Premium.

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

The Group has identified its entire operation as a single cash generating unit (CGU). The Company conducts an annual assessment of goodwill impairment on an annual basis, at year end. According to management assessment as of December 31, 2025, no impairment in respect to goodwill has been recorded. See note 7.

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

The estimated useful lives for the current and comparative periods are as follows:

Software (developed and acquired)	3 years
Customer relationships	5-6 years
Technology	3-5.25 years

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

d.	Share Based Compensation:

Compensation expense related to stock options, restricted stock units and performance share units. The Group’s share-based compensation plan is measured and recognized in the consolidated financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense related to stock options, restricted stocks and performance share is recognized over the requisite service periods of the awards.

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

The Group generates revenue through Platform fees that are tailored to fit the customer’s specific utilization of its solutions and include: (i) a percentage of spend, (ii) flat fees and (iii) fixed costs per mille (“CPM”). CPM refers to a payment option in which customers pay a price for every 1,000 impressions an advertisement receives.

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

General and administrative

General and administrative expenses consist primarily of compensation and related costs for personnel, and include costs related to the Company’s facilities, finance, human resources, doubtful debts, legal organizations and fees for professional services. Professional services are principally comprised of external legal, public company expenses and information technology consulting and outsourcing services that are not directly related to other operational expenses.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

h.	Financing income and expenses:

Financing income and expense mainly comprises foreign currencies gain and losses due to exchange rate differences, interest, hedging and bank fees.

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

Variable lease payments

Variable lease payments that depend on an index or a rate are initially measured using the index or rate existing at the commencement of the lease and are included in the measurement of the lease liability. When the cash flow of future lease payments change as the result of a change in an index or a rate, the balance of the liability is adjusted against the right-of-use asset.

Depreciation of right-of-use assets

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

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	MATERIAL ACCOUNTING POLICIES (Cont.)

k.	New standards, amendments to standards and interpretations not yet adopted: (Cont.)

Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, IASB has issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, although early adoption is permitted. The Company has assessed the implications of the amendments on its financial statements and concluded that the adoption of the amendments is not expected to have a material impact in its financial statements.

NOTE 4:	INCOME TAX

a.	Details regarding the tax environment of the Israeli companies:

1)	Corporate tax rate

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate of 23% in the years 2025, 2024 and 2023.

2)	Benefits under the Law for the Encouragement of Capital Investments (Investment Law)

The Company's operations in Israel are eligible for benefit of Industrial Enterprise and Preferred Technological Enterprise. Such statuses and related benefits do not require confirmation from the ITA. However,  the Company has applied for and received  Tax Rulings confirming the Company meets the requirements for such statuses, the most recent one received on December 31, 2025 and effective through December 31, 2027. Preferred technological income that meets the conditions required in the law, will be subject to a reduced Israeli corporate tax rate of 12%.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

a.	Details regarding the tax environment of the Israeli companies: (Cont.)

3)	Carryforward losses in Israel

As of December 31, 2025, the net operating loss carryforwards ("NOLs") are approximately USD 25 million (2024: USD 27.8 million), and the Capital Loss carryforward is approximately USD 0.5 million (2024: USD 2.8 million). The losses carryforward can be utilized indefinitely under Israeli tax laws.

b.	Details regarding the tax environment of the non-Israeli companies:

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence as reported in their statutory financial statement prepared under local accounting regulations.

1)	International operations outside of the US

As of December 31, 2025, the NOLs are approximately USD 20.1 million (2024: USD 18.7 million).

2)	US operations

The Group submits a US federal consolidated tax return for all of its US incorporated entities.

The Company has incurred NOLs for U.S. federal income tax purposes. The utilization of these NOL carryforwards may be subject to an annual limitation under Section 382 of the Internal Revenue Code due to ownership changes that have occurred or may occur in the future. As a result, a portion of the Company’s NOLs may expire unused.

Deferred tax assets related to U.S. net operating loss carryforwards have not been fully recognized, as their utilization is subject to limitations under Section 382 of the Internal Revenue Code following ownership changes, and management cannot conclude that realization is probable.

On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act (“OBBB”), which made permanent and modified certain provisions of the Tax Cuts and Jobs Act that was signed into law on December 22, 2017, and introduced additional changes to U.S. federal corporate taxation.

In accordance with IAS 12, the Group recognized the effects of the enacted tax law changes in the period in which the legislation was enacted. The impact of the OBBB primarily relates to the remeasurement of deferred tax assets and liabilities, based on the tax rates and provisions expected to apply when the underlying temporary differences reverse.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

b.	Details regarding the tax environment of the non-Israeli companies: (Cont.)

The OBBB preserved the U.S. federal corporate income tax rate at 21%, reinstated full expensing of domestic research and experimental expenditures, restored 100% bonus depreciation for qualifying property, and modified limitations on interest deductibility under Section 163(j). Certain international tax provisions, including those related to GILTI and FDII, were also amended, with varying effective dates.

As of December 31, 2025, the U.S. federal NOLs carryforwards attributable to prior acquisitions amounted to approximately USD 24.5 million (2024: USD 51.6 million) which will expire in 2032, and an additional approximately USD 256.6 million (2024: USD 265.9 million), available for utilization through 2074.

As of December 31, 2025, the Capital Loss carryforward is approximately USD 29.5 million (2024: USD 29.5 million). Capital losses can be carried back for three years, and forward for five years, and can be subject to several restrictions.

c.	Composition of income tax benefit:

	Year ended December 31
	2025	2024	2023
	USD thousands

Current tax expense (income)
Current year	4,443	5,596	(2,331)
Previous year	-	2,282	-
	4,443	7,878	(2,331)

Deferred tax expense (income)
Creation and reversal of temporary differences	7,773	(4,783)	4,834

Tax expenses	12,216	3,095	2,503

The following are the domestic and foreign components of the Group’s income taxes:

	Year ended December 31
	2025	2024	2023
	USD thousands

Domestic	(173)	4,935	(5,352)
US	11,355	(1,214)	8,712
International	1,034	(626)	(857)

Tax expenses	12,216	3,095	2,503

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

d.	Reconciliation between the theoretical tax on the pre-tax profit (loss) and the tax expense:
	Year ended December 31
	2025	2024	2023
	USD thousands

Profit (Loss) before taxes on income	37,259	38,532	(18,984)

Tax calculated according to the Company’s domestic tax rate	23%	23%	23%

Tax using the Company's domestic tax rate	8,570	8,862	(4,366)

Additional tax (tax saving) in respect of:
Non-deductible expenses net of non- taxable income (*)	962	575	3,329
Difference between measurement basis of income/expenses for tax purposes and measurement basis of income/expenses for financial reporting purposes	(215)	(2,337)	-
Effect of reduced tax rate in Israel for Preferred Enterprise status	(815)	1,394	4,963
Differences in previous tax assessments	-	2,282	-
Recognition of previously unrecognized tax losses and benefits	(1,922)	(4,224)	(4,942)
Change in temporary differences for which deferred taxes are not recognized	378	(1,411)	656
Effect of different tax rates in foreign jurisdictions	5,258	(2,046)	2,863

Tax expenses	12,216	3,095	2,503

Effective income tax rate	33%	8%	(13%)

(*)	including non- deductible share-based compensation expenses.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

e.	Deferred tax assets and liabilities:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	Intangible Assets and R&D expenses	Employees Compensation	Carryforward Losses	Fixed Assets	Doubtful Debts	Other	Total
	USD thousands
Balance of deferred tax asset (liability) as of January 1, 2024	(12,129)	3,348	15,932	(808)	3,295	2,001	11,639
Changes recognized in profit or Loss	1,938	2,166	(588)	772	650	(155)	4,783
Changes recognized in equity	48	1,021	(125)	(3)	(5)	(3)	933
Balance of deferred tax asset (liability) as of December 31, 2024	(10,143)	6,535	15,219	(39)	3,940	1,843	17,355
Changes recognized in profit or Loss	(2,410)	226	623	(3,405)	(2,247)	(560)	(7,773)
Changes recognized in equity	(80)	(768)	128	22	3	5	(690)
Balance of deferred tax asset (liability) as of December31, 2025	(12,633)	5,993	15,970	(3,422)	1,696	1,288	8,892

As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets.

f.	Uncertain tax positions:

As of December 31, 2025, and 2024, the Company has gross unrecognized tax benefits of approximately USD 4,166 thousand and USD 6,260 thousand, respectively. The Company classifies liabilities for unrecognized tax benefits in current tax.

g.	Tax assessment:

The tax assessments of the Company in Israel through (and including) 2022 is considered to be final.

U.S. federal income tax returns filed by the Company's U.S. subsidiaries for the tax years up to and including 2020 are no longer subject to general audit. 2021 tax returns are no longer subject to general audit, with the exception of an amendment that was made and which is subject to examination within the relevant statute of limitations from the date of the amendment.  To the extent the Company or its subsidiaries generated net operating losses or tax credits in closed tax years, future use of the net operating loss or tax credit carry forward balance would be subject to examination within the relevant statute of limitations for the year in which it was utilized.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	FIXED ASSETS, NET

	Computers and Servers	Office furniture and equipment	Leasehold improvements	Total
	USD thousands
Cost

Balance as of January 1, 2024	41,925	750	1,768	44,443

Exchange rate differences	(10)	(7)	-	(17)
Additions *	6,113	54	306	6,473
Disposals	(1,009)	(102)	(459)	(1,570)

Balance as of December 31, 2024	47,019	695	1,615	49,329

Exchange rate differences	41	-	-	41
Additions *	13,339	297	104	13,740
Disposals	(1,859)	(77)	-	(1,936)

Balance as of December 31, 2025	58,540	915	1,719	61,174

Accumulated Depreciation

Balance as of January 1, 2024	21,645	434	963	23,042

Exchange rate differences	(3)	(7)	(1)	(11)
Disposals	(1,009)	(102)	(459)	(1,570)
Additions	11,815	117	209	12,141

Balance as of December 31, 2024	32,448	442	712	33,602

Exchange rate differences	34	-	-	34
Disposals	(1,859)	(77)	-	(1,936)
Additions	11,007	133	301	11,441

Balance as of December 31, 2025	41,630	498	1,013	43,141

Carrying amounts

As of December 31, 2025	16,910	417	706	18,033
As of December 31, 2024	14,571	253	903	15,727

* As of December 31, 2025, USD 2,361 thousand additions have not been paid (2024: USD 739 thousand).

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES

a.	Leases in which the Group is the lessee:

The Group applies IFRS 16, Leases. The Group has lease agreements with respect to the following items:

-	Offices;
-	Data centers.

1)	Information regarding material lease agreements:

a)
The Group leases offices mainly in the United States of America (US), Israel, Canada and UK with contractual original lease periods ending between the years 2026 and 2031 from several lessors.

A lease liability in the amount of USD 20,149 thousand and USD 20,878 thousand as of December 31, 2025, and December 31, 2024, respectively, and right-of-use asset in the amount of USD 14,951 thousand and USD 13,612 thousand as of December 31, 2025, and December 31, 2024, respectively have been recognized in the statement of financial position in respect of leases of offices.

b)
The Group leases data center and related network infrastructure with contractual original lease periods ending between the years 2026 and 2028. The Group did not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

A lease liability in the amount of USD 11,782 thousand and USD 16,319 thousand as of December 31, 2025, and December 31, 2024, respectively, and right-of-use asset in the amount of USD 10,822 thousand and USD 15,215 thousand as of December 31, 2025, and December 31, 2024, respectively have been recognized in the statement of financial position in respect of data centers.

2)	Lease liability:

Maturity analysis of the Group's lease payments:

	December 31
	2025	2024
	USD thousands

Less than one year (0-1)	14,475	15,830
One to five years (1-5)	19,761	25,152
More than five years (5+)	151	-

Total	34,387	40,982

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES (Cont.)

a.	Leases in which the Group is the lessee (Cont.):

3)	Right-of-use assets - Composition:

	Offices	Data center	Total
	USD thousands

Balance as of January 1, 2024	11,027	14,888	25,915

Depreciation and amortization on right-of-use assets	(5,417)	(7,026)	(12,443)
Additions	7,257	6,910	14,167
Lease modifications	1,000	789	1,789
Terminations	(259)	(346)	(605)
Exchange rate differences	4	-	4

Balance as of December 31, 2024	13,612	15,215	28,827

Depreciation and amortization on right-of-use assets	(6,063)	(7,548)	(13,611)
Additions	7,979	4,339	12,318
Lease modifications	(21)	(806)	(827)
Terminations	(675)	(378)	(1,053)
Exchange rate differences	119	-	119

Balance as of December 31, 2025	14,951	10,822	25,773

4)	Amounts recognized in statement of operation:

	Year ended December 31
	2025	2024	2023
	USD thousands

Interest expenses on lease liability	(1,703)	(1,860)	(1,885)
Depreciation and amortization of right-of-use assets	(13,611)	(12,443)	(15,001)
Income (loss) recognized in profit or loss	151	(10)	(119)

Total	(15,163)	(14,313)	(17,005)

5)	Amounts recognized in the statement of cash flows:

	Year ended December 31
	2025	2024	2023
	USD thousands

Cash outflow for leases	(17,968)	(17,002)	(19,147)

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES (Cont.)

b.	Leases in which the Group is a lessor:

1)	Information regarding material lease agreements:

The Group subleases offices at the US for periods expiring in 2027.

In May 2024, one of the Company’s subtenants in the U.S. decided not to extend its sublease agreement. As a result, the Company remeasured its net investment in financing lease receivable and recorded a loss of USD 1,488 thousand in other expenses.

2)	Net investment in the lease:

Presented hereunder is the movement in the net investment in the lease:

	Offices
	Year ended December 31
	2025	2024
	USD thousands

Balance as of January 1,	2,673	5,985

Sublease receipts	(1,246)	(1,824)
Remeasurement of net investment in a finance lease	(195)	(1,488)

Balance as of December 31,	1,232	2,673

3)	Maturity analysis of net investment in finance leases:

	Year ended December 31
	2025	2024
	USD thousands

Less than one year (0-1)	884	1,438
One to five years (1-5)	348	1,235

Total net investment in the lease as of December 31,	1,232	2,673

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES (Cont.)

b.	Leases in which the Group is a lessor (Cont.):

4)	Amounts recognized in statement of operation:

	Offices
	Year ended December 31
	2025	2024	2023
	USD thousands

Loss from measurement of net investment in a finance lease	(195)	(1,488)	-
Financing income on the net investment in the lease	103	208	221

Total	(92)	(1,280)	221

NOTE 7:	INTANGIBLE ASSETS, NET

	Software	Customer relationships	Technology	Goodwill	Total
	USD thousands
Cost
Balance as of January 1, 2024	47,388	74,039	133,749	246,352	501,528
Exchange rate differences	(68)	(139)	(380)	(526)	(1,113)
Additions	16,218	-	-	-	16,218
Disposals	(3,397)	-	-	-	(3,397)
Balance as of December 31, 2024	60,141	73,900	133,369	245,826	513,236
Exchange rate differences	141	688	882	1,806	3,517
Additions	17,577	-	-	-	17,577

Balance as of December 31, 2025	77,859	74,588	134,251	247,632	534,330

Amortization
Balance as of January 1, 2024	27,583	45,120	66,825	-	139,528
Exchange rate differences	(49)	(146)	(214)	-	(409)
Additions	10,903	11,523	18,320	-	40,746
Disposals	(3,397)	-	-	-	(3,397)
Balance as of December 31, 2024	35,040	56,497	84,931	-	176,468
Exchange rate differences	111	688	615	-	1,414
Additions	14,595	5,102	18,375	-	38,072

Balance as of December 31, 2025	49,746	62,287	103,921	-	215,954

Carrying amounts
As of December 31, 2025	28,113	12,301	30,330	247,632	318,376
As of December31, 2024	25,101	17,403	48,438	245,826	336,768

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	INTANGIBLE ASSETS, NET (Cont.)

Capitalized development costs

Development costs capitalized in the period amounted to USD 17,427 thousand (2024: USD 15,366 thousand) and were classified under software.

Impairment testing for intangible assets

The Company's qualitative assessment as of December 31, 2025, and December 31, 2024, did not indicate that it is more likely than not that the recoverable amount of its intangible assets, and other long-lived assets is less than their aggregate carrying amount.

As of December 31, 2025, the estimated recoverable amount based on Company’s market value was lower than the carrying amount, and therefore the recoverable amount was estimated based on value in use and was determined by discounting the future cash flows. The estimated value in use was higher than the carrying amount of its net assets and therefore there was no need for impairment.

Key assumptions used in the calculation of recoverable amounts are as of December 31, 2025:

Post-tax discount rate                   14% (WACC)
Terminal value growth rate           3%

The cash flow projections include specific estimates for 5 years and a terminal value growth rate thereafter. EBITDA growth rate is expressed as the annual growth rate in the initial 5 years of the plans used for impairment testing and has been mainly based on past experience and management expectations.

As of December 31, 2024, the recoverable amount based on Company’s fair value estimated according to quoted price of the Company’s ordinary shares was higher than the carrying amount, and therefore there was no need for impairment.

NOTE 8:	TRADE AND OTHER RECEIVABLES

	December 31
	2025	2024
	USD thousands

Trade receivables:
Trade receivables	205,092	236,462
Allowance for expected credit losses	(8,991)	(18,502)

Trade receivables, net	196,101	217,960

Other receivables:
Prepaid expenses	3,882	2,936
Institutions	463	773
Pledged deposits	449	525
Other	1,322	345

	6,116	4,579

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	TRADE AND OTHER PAYABLES

	December 31
	2025	2024
	USD thousands

Trade payables	207,020	228,514

Other payables:

Contract liabilities	10,723	11,546
Wages, salaries and related expenses	24,630	21,003
Provision for vacation	2,472	1,934
Institutions	1,178	864
Interest to pay	69	77
Pledged deposits	13	296
Others	2,197	2,806

	41,282	38,526

NOTE 10:	CASH AND CASH EQUIVALENTS

	December 31
	2025	2024
	USD thousands

Cash	77,999	87,199
Bank deposits and money market funds	55,309	99,869

Cash and cash equivalents	133,308	187,068

As of December 31, 2025 and December 31, 2024, the cash and cash equivalents bear interest in rates up to 3.25%, and 4.25%, respectively.

The Group’s exposure to credit, and currency risks are disclosed in Note 18 on financial instruments.

NOTE 11:	LONG-TERM DEBT

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

On May 29, 2025, the Company amended its revolving credit arrangements and transitioned to a reduced senior secured revolving credit facility in an aggregate amount of USD 50 million and the maturity date was extended to September 2027 (the “Amended Revolving Credit Facility”). As of December 31, 2025, no amounts were drawn under the Amended Revolving Credit Facility and it remains available in its entirety.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	LONG-TERM DEBT (Cont.)

The Company is obligated to pay a commitment fee on the undrawn amounts of the Revolving Credit Facility at an annual rate, determined by the Company’s total net leverage ratio, on a quarterly basis, and agency fees in a fixed amount. The Revolving Credit Facility requires compliance with various financial and non-financial covenants, including affirmative and negative covenants. The financial covenants require that the total net leverage ratio not exceed 3x and the interest coverage ratio not be less than 4x, in each case measured as of the end of each fiscal quarter. As of December 31, 2025, the Company is in compliance with all related covenants.

Nexxen Group US Holdings Inc.’s obligations under the Revolving Credit Facility is (i) jointly and severally guaranteed by the Company and certain of the Company’s direct and indirect, existing and future wholly owned restricted subsidiaries (as defined in the Credit Facility), subject to certain exceptions and (ii) secured on a first-lien basis by substantially all of the tangible and intangible assets of Nexxen Group US Holdings Inc. and the guarantors of the Revolving Credit Facility, subject to certain permitted liens and other agreed upon exceptions.

During the year ended December 31, 2025, December 31, 2024 and December 31, 2023 the Company recognized interest expenses in the amounts of USD 315 thousand, USD 2,278 thousand and USD 6,854 thousand, respectively. Total interest paid during the year ended December 31, 2025, December 31, 2024, and December 31, 2023, were USD 322 thousand, USD 3,959 thousand, and USD 6,601 thousand, respectively.

NOTE 12:	REVENUES

	Year ended December 31
	2025	2024	2023
	USD thousands

Programmatic	340,627	324,466	299,005
Performance	24,153	41,011	32,988

	364,780	365,477	331,993

For the year ending December 31, 2025, two buyers represent 12.1% and 11.3% of revenue. For the year ended December 31, 2024, one buyer represents 11.5% of revenue. For the year ending December 31, 2023, no individual buyer accounted for more than 10% of revenue.

NOTE 13:	COST OF REVENUES

	Year ended December 31
	2025	2024	2023
	USD thousands

Programmatic	43,250	38,942	44,385
Performance	11,729	22,078	17,885

Cost of Revenues	54,979	61,020	62,270

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2025	2024	2023
	USD thousands

Wages, salaries and related expenses	25,599	23,419	21,835
Share base payments	5,334	4,314	12,121
Rent and office maintenance	2,035	1,667	2,432
Professional expenses	7,094	9,935	7,686
Doubtful debts	(7,704)	1,516	4,337
Acquisition costs	-	-	171
Other expenses	836	386	2,469

	33,194	41,237	51,051

NOTE 15:	SHAREHOLDERS’ EQUITY

Reverse Spilt and Change in par value

On December 20, 2024, the shareholders approved a change of the Company’s Nasdaq-listed ADRs for Nasdaq-listed Ordinary Shares and terminated the ADR facility as well as a reverse stock split and change in the par value of the Ordinary Shares. As such, prior period share amounts have been retroactively adjusted to reflect the two-for-one ratio Reverse Split and the changes in par value from NIS 0.01 to NIS 0.02 effected on February 14, 2025. See also Note 1b for details.

Issued and paid-in share capital

	Ordinary Shares
	2025	2024
	Number of shares

Balance as of January 1	65,562,670	73,081,005
Own shares repurchased by the Group	(10,840,359)	(9,137,532)
Share based compensation	1,561,772	1,619,197

Issued and paid-in share capital as of December 31	56,284,083	65,562,670

Authorized share capital	250,000,000	250,000,000

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

On November 19, 2024, the Company launched a USD 50 million Ordinary Share repurchase program. The repurchase program commenced on November 19, 2024, and was completed on April 9, 2025.

On April 9, 2025, the Company launched a USD 50 million Ordinary Share repurchase program. The repurchase program commenced on April 9, 2025, and was completed on September 18, 2025.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	SHAREHOLDERS’ EQUITY (Cont.)

On September 19, 2025, the Company launched a USD 20 million Ordinary Share repurchase program. The repurchase program commenced on September 19, 2025, and will continue until the earlier of March 19, 2026, or until it will be completed.

During 2025 and 2024, the Company repurchased 10,840,359 and 9,137,532 ordinary shares in aggregate amount of USD 100.8 and USD 61.7 million, respectively, which were financed by existing cash resources. As of December 31, 2025, USD 148 thousand of the repurchases amount have not been paid yet (2024: USD 1 million).

On November 20, 2025, our board of directors authorized an additional share repurchase program authorizing the repurchase of up to USD 40 million of Shares. The new repurchase plan will commence upon completion of the ongoing existing repurchase plan.

NOTE 16:	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share

The calculation of basic earnings (loss) per share as for the year ending December 31, 2025, 2024 and 2023 was based on the profit (loss) for the year divided by a weighted average number of ordinary shares outstanding, calculated as follows:

Profit (loss) for the year:

	Year ended December 31
	2025	2024	2023
	USD thousands

Profit (loss) for the year	25,043	35,437	(21,487)

Weighted average number of ordinary shares:

	Year ended December 31
	2025	2024	2023
	Shares of NIS 0.02 par value

Weighted average number of ordinary shares used to calculate basic earnings (loss) per share as at December 31	59,776,574	68,989,845	71,794,594

Basic earnings (loss) per share (in USD)	0.42	0.51	(0.30)

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	EARNINGS (LOSS) PER SHARE (Cont.)
Diluted earnings (loss) per share

The calculation of diluted earnings (loss) per share as of December 31, 2025, 2024 and 2023 was based on profit (loss) for the year divided by a weighted average number of shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted):

	Year ended December 31
	2025	2024	2023
	Shares of NIS 0.02 par value

Weighted average number of ordinary shares used to calculate basic earnings per share	59,776,574	68,989,845	71,794,594
Effect of share options on issue	1,286,984	1,098,564	-

Weighted average number of ordinary shares used to calculate diluted earnings per share	61,063,558	70,088,409	71,794,594

Diluted earnings (loss) per share (in USD)	0.41	0.51	(0.30)

At December 31, 2025, 2,688 thousand share options, RSUs and PSUs (in 2024 and 2023: 3,088 thousand and 3,374 thousand, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

NOTE 17:	SHARE-BASED COMPENSATION ARRANGEMENTS

a.	Share-based compensation plan:

The terms and conditions related to the grants of the share-based compensation plan are as follows:

•	All the share-based compensation that were granted are non-marketable.
•
Until February 14, 2025, all share-based compensation are to be settled by physical delivery of ADS. Starting February 18, 2025, all share-based compensation are to be settled by physical delivery of Ordinary Shares.

•	Awards Vesting conditions are based on a service period of between 0.5-4 years.
•	As of December 31, 2025, 1,631,192 Shares were available for future issuance under the Company’s equity incentive plans.

b.	Stock Options:

The number of share options is as follows:

	Number of options		Weighted average exercise price
	2025	2024	2025	2024
	(Thousands)		(USD)

Outstanding of 1 January	1,368	1,852	17.83	15.82
Forfeited during the year	(992)	(211)	20.07	17.93
Exercised during the year	(113)	(273)	3.92	4.15

Outstanding of December 31	263	1,368	15.37	17.83
Exercisable of December 31	251	1,027

The total expense recognized in the year ended December 31, 2025, with respect to the options granted to employees, amounted to approximately USD 308 thousand (2024: USD 912 thousand).

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	SHARE-BASED COMPENSATION ARRANGEMENTS (Cont.)
c.	Restricted Stock Units:

During 2025 and 2024, the Group granted 2,534,753 and 2,454,034 Restricted Stock Units (RSUs) to its executive officers and employees, respectively.

The number of restricted stock units is as follows:

	Number of RSU’s		Weighted-Average Grant Date Fair Value
	2025	2024	2025	2024
	(Thousands)		USD

Outstanding at 1 January	2,437	1,046	6.08	15.20
Forfeited during the year	(413)	(158)	6.92	6.37
Exercised during the year	(1,334)	(905)	7.21	14.65
Granted during the year	2,535	2,454	8.45	5.37

Outstanding at December 31	3,225	2,437	7.37	6.08

The total expense recognized in the year ended December 31, 2025, with respect to the RSUs granted to employees, amounted to approximately USD 15,099 thousand (2024: USD 8,543 thousand).

d.	Performance Share Units:

During 2025 and 2024, the Group granted 246,849 and 381,447 Performance Share Units (PSUs) to its executive officers, respectively.

The number of performance share units is as follows:

	Number of PSU’s		Weighted-Average Grant Date Fair Value
	2025	2024	2025	2024
	(Thousands)		USD

Outstanding at January 1	381	476	7.69	16.48
Forfeited during the year	(26)	-	7.44	-
Exercised during the year	(116)	(476)	6.26	16.48
Granted during the year	247	381	8.34	7.69

Outstanding at December 31	486	381	8.37	7.69

The vesting of the PSUs is subject to continuous employment and compliance with the Adjusted EBITDA and Relative TSR performance goals as determined by the Company’s Remuneration Committee and the Company’s Board of Directors.

The total expense recognized in the year ended December 31, 2025, with respect to the PSUs granted to employees, amounted to approximately USD 2,641 thousand (2024: USD 2,005 thousand).

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	SHARE-BASED COMPENSATION ARRANGEMENTS (Cont.)
e.	Expense recognized in the statement of operation and other comprehensive income is as follows:

	Year ended December 31
	2025	2024	2023
	USD thousands

Selling and marketing	7,614	4,216	3,740
Research and development	5,100	2,930	3,308
General and administrative	5,334	4,314	12,121

	18,048	11,460	19,169

NOTE 18:	FINANCIAL INSTRUMENTS

a.	Overview:

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

In order to manage these risks and as described hereunder, the Group executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	December 31
	2025	2024
	USD thousands

Derivatives presented under current assets
Forward exchange contracts used for hedging	1,178	40

Total	1,178	40

b.	Risk management framework:

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

The carrying amount of financial assets represents the maximum credit exposure.

The maximum exposure to credit risk at the reporting date was as follows:

	December 31
	2025	2024
	USD thousands

Cash and cash equivalents	133,308	187,068
Trade receivables, net (a)	196,101	217,960
Other receivables	1,771	870
Long term deposit	918	738

	332,098	406,636

(a)
At December 31, 2025, the Group included provision for doubtful debts in the amount of USD 8,991 thousand (December 31, 2024: USD 18,502 thousand) in respect of collective impairment provision and specific debtors that their collectability is in doubt.

As of December 31, 2025, two buyers accounted for 22.6% and 10.7% of trade receivables. As of December 31, 2024, three buyers accounted for 19.1%, 12.1% and 11.2% of trade receivables.

	Allowance for Doubtful debts
	2025	2024
	USD thousands

Balance at January 1	18,502	17,423
Allowance for doubtful debts expenses (income)	(7,593)	1,678
Write-off	(1,976)	(358)
Exchange rate difference	58	(241)

Balance at December 31	8,991	18,502

d.	Liquidity risk:

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

As of December 31, 2025, and December 31, 2024, the Group’s contractual obligation of financial liability is in respect of leases, trade, and other payables in the amount of USD 242,198 thousand and USD 272,289 thousand, respectively.

The contractual maturity of the financial liability that is less than one year is in the amount of USD 223,554 thousand and USD 249,432 thousand for December 31, 2025, and December 31, 2024, respectively.

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

At December 31, 2025, USD 7,228 thousand are held in NIS, USD 1,962 thousand are held in AUD, USD 1,874 thousand are held in CAD, USD 1,271 thousand are held in SGD, USD 1,160 thousand are held in EUR, USD 243 thousand are held in GBP, USD 221 thousand are held in JPY, USD 238 thousand are held in other currencies and the remainder held in USD.

As of December 31, 2025, and December 31, 2024, no individual vendor accounted for more than 10% of trade payables.

Currency risk

The Group is not exposed to currency risk on sales and purchases that are denominated in a currency other than the respective functional currency of the Group, the USD. The principal currencies in which these transactions are denominated are GBP, NIS, EURO, CAD, SGD, MYR, AUD and JPY. As of December 31, 2025, 11% the cash and cash equivalents balance is held in currencies other than the functional currency of the Group.

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

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	FINANCIAL INSTRUMENTS (Cont.)

	2025		2024
NIS/USD	+10%	-10%	+10%	-10%
	USD thousands

Profit / (Loss)	566	(566)	454	(454)
Increase / (Decrease) in Shareholders’ Equity	567	(567)	455	(455)

Interest:

The Group has a cash flow benefit due to its variable interest rate on cash and cash equivalents. A 5% increase in the interest rate would result in an income and an increase in shareholders' equity of USD 4.4 million.

g.	Level 3 financial instruments carried at fair value

On August 18, 2022, the Company completed a USD 25 million investment in V, a smart TV operating system, streaming platform, and a subsidiary of Hisense, pursuant to which 422,412 ordinary shares were issued to the Company. On August 7, 2025, the Company completed a USD 20 million additional investment in V, pursuant to which 337,041 additional ordinary shares were issued to the Company. As of the reporting date, the Company holds an aggregate of 759,453 ordinary shares in V. In addition, pursuant to the relevant agreement, the Company committed to an additional equity investment, subject to the satisfaction of certain conditions precedent, which is expected to be completed in 2026 and, accordingly, is not reflected in the Company’s ownership interest as of the reporting date.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	FINANCIAL INSTRUMENTS (Cont.)

g.	Level 3 financial instruments carried at fair value (Cont.)

The investment in shares is a financial asset measured at fair value through profit or loss under level 3.

	2025	2024
	USD thousands
Financial assets measured at fair value:
Investment in shares:
Fair value as of January 1,	25,000	25,000
Current year investments	20,000	-

Fair value as of December 31,	45,000	25,000

Valuation processes used by the Company

The fair value of non-marketable shares is determined by external valuer on an annual basis.

The principal unobservable inputs are as follows:

•	The estimated royalties from App share and remote-control button which is based on the expected increase in market share.
•	The average operating profit margin which is based on the stage of research and development.
•
The discount rate, which is based on the risk-free rate for 10-year debentures issued by the government in the relevant market, adjusted for a risk premium to reflect both the risk of investing in equities, the systematic risk of company and entity specific risk to the extent not already reflected in the cash flows.

Key assumptions used in the calculation of recoverable amounts are as of December 31, 2025:

Post-tax discount rate                    11.5% (WACC)
Terminal value growth rate           3.25%

NOTE 19:	RELATED PARTIES

Compensation and benefits to key management personnel

Executive officers also participate in the Company’s share-based compensation plan. For further information see Note 17 regarding share-based compensation.

Compensation and benefits to key management personnel (including executive and non-executive directors) that provide services to the Company and its subsidiaries:

	Year ended December 31
	2025	2024	2023
	USD thousands

Share-based compensation	3,265	3,648	11,527
Other compensation and benefits	6,457	6,357	3,988

Total	9,722	10,005	15,515

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	SUBSIDIARIES

Details in respect of subsidiaries:

Presented hereunder is a list of the Group’s subsidiaries:

	Principal location of the Company’s activity	The Group’s ownership interest
		in the subsidiary for the year ended
		December 31
Name of company		2025	2024
Taptica Inc	USA	100%	100%
YuMe Inc*	USA	100%	100%
Perk.com Canada Inc	Canada	100%	100%
R1 Demand LLC	USA	**	100%
Nexxen Group LLC	USA	100%	100%
Nexxen Group US Holdings Inc. *	USA	100%	100%
Nexxen Holdings Ltd *	UK	100%	100%
Nexxen Group Ltd	UK	100%	100%
Nexxen Media Pte Ltd	Singapore	100%	100%
Nexxen Pty Ltd *	Australia	100%	100%
Nexxen Media Japan K.K.	Japan	100%	100%
Nexxen Video Distribution Sdn Bhd	Malaysia	100%	100%
Nexxen CTRL GmbH	Germany	100%	100%
Nexxen Inc.	USA	100%	100%
Amobee International Inc	USA	**	100%
Amobee Ltd	Israel	100%	100%

*	Under these companies, there are nine (9) wholly owned subsidiaries that are inactive, liquidated or in liquidation process.

**	The subsidiaries are in liquidation process or merged into other fully owned subsidiaries of the Company.

NEXXEN INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:	OPERATING SEGMENTS

The Group has a single reportable segment as a provider of marketing services.

Geographical information

a.	Revenue

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of consumers.

	Year ended December 31
	2025	2024	2023
	USD thousands

United States	334,446	333,661	303,954
Rest of America	3,705	5,262	7,826
APAC	9,685	11,442	6,537
EMEA	16,944	15,112	13,676

Total	364,780	365,477	331,993

b.	Non-Current Assets

In presenting information based on geographical segments, non-current assets segments are based on the geographical location of the non-current assets*.

	Year ended December 31
	2025	2024
	USD thousands

United States	62,252	74,409
Israel	296,640	305,010
APAC	1,354	1,170
EMEA	3,168	3,406

Total	363,414	383,995

*
Other than Deferred tax assets, Investment in shares and Other long-term assets. As of December 31, 2025 and 2024, Intangible assets, net, which are non-related to a specific geographic area, in the total amount of USD 248 million and USD 246 million, respectively, are presented as part of the parent company, which is located in Israel.

NOTE 22:	SUBSEQUENT EVENTS

On January 6, 2026, at the Company’s annual general meeting, the shareholders approved an updated compensation structure for the Board of Directors, including annual cash retainers for board members and committee service, as well as additional retainers for committee chairs, the non-executive Chair of the Board, and the Lead Independent Director. In addition, an annual equity retainer of RSUs with a value of USD 150,000 was approved for each non-executive director, granted on January 7, 2026, with a one-year vesting period, Additionally, each non-executive director was granted an additional equity grant on the date of the Meeting, consisting of fully vested RSUs with a value of USD 150,000 to compensate for 2025.